Form 20-F
period 2021-12-31
Ebang International Holdings Inc.
filed 2022-04-29
CIK 1799290

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2021

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

Cayman Islands

(Jurisdiction of incorporation or organization)

Building 7, No. 5 Nangonghe Road, Linping Street

Yuhang District, Hangzhou, Zhejiang, 311100

People’s Republic of China

(Address of principal executive offices)

Mr. Dong Hu

Chief Executive Officer

Building 7, No. 5, Nangonghe Road, Linping Street

Yuhang District, Hangzhou, Zhejiang, 311100

People’s Republic of China

Tel: +86 571-8817-6197

Email: ir@ebang.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value HK$0.001 per share	EBON	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report.

An aggregate of 187,376,337 ordinary shares, representing 140,750,554 Class A ordinary shares, par value HK$0.001 per share, and 46,625,783 Class B ordinary Shares, par value HK$0.001 per share, as of April 29, 2022.

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

☐   Yes      ☐   No

EBANG INTERNATIONAL HOLDINGS INC.

i

ii

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “will,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding Ebang International Holdings Inc. and its subsidiaries’ (the “Company,” “we,” “us,” or “our”) intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section “Item 3. Key Information—D. Risk factors” in this annual report. These risks and uncertainties include factors relating to:

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

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and senior management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer statistics

Not applicable.

B.	Method and expected timetable

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

Our business, financial condition and results of operations could be materially and adversely affected if any of the risks described below occur. As a result, the market price of our Class A ordinary shares, par value HK$0.001 per share (the “Class A Ordinary Shares”) could decline, and you could lose all or part of your investment. This annual report also contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” The risks below are not the only ones facing the Company. Additional risks not currently known to us or that we currently deem immaterial may also adversely affect us. The following risk factors have been grouped as follows:

a)	Risks relating to conducting business in China;

b)	Risks relating to our cryptocurrency, blockchain and mining related businesses;

c)	Risks relating to our business operations;

d)	Risks relating to our securities; and

e)	General risks.

Summary of Key Risks

Our business is subject to numerous risks and uncertainties, discussed in more detail below. These risks include, among others, the following key risks:

●	It is now illegal to engage in digital asset transactions including Bitcoin mining operations in China, the ruling of which may adversely affect us

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations and financial condition

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us

●	Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC operating subsidiaries, which could restrict our ability to act in response to changing market conditions in a timely manner

●	We may be subject to the PRC Enterprise Income Tax Law and dividends payable to our foreign investors and gains on the sale of our Class A ordinary shares by our foreign investors may become subject to PRC tax

●	We are subject to risks associated with legal, political or other conditions or developments regarding holding, using or mining of Bitcoins, which could negatively affect our business, results of operations and financial position

●	The current regulatory environment in foreign markets, and any adverse changes in that environment, could have a material adverse impact on our blockchain products business and our cryptocurrency exchange and financial service platform businesses

●	The future development and growth of cryptocurrency is subject to a variety of factors that are difficult to predict and evaluate. If cryptocurrency does not grow as we expect, our business, operating results, and financial condition could be adversely affected

●	Our results of operations have been and are expected to continue to be significantly impacted by the fluctuation of cryptocurrency prices, especially the price of Bitcoin

●	We have derived and may continue to derive a significant portion of our revenues from our Bitcoin mining machines business. If the market for Bitcoin mining machines ceases to exist or diminishes significantly, our business, results of operations and financial condition would be materially and adversely affected

●	The industries in which we operate and which we intend to operate in the future are characterized by constant changes. If we fail to continuously innovate and to provide products that meet the expectations of our customers, we may be unable to attract new customers or retain existing customers, and hence our business and results of operations may be adversely affected

●	We face risks associated with the expansion of our blockchain products business operations overseas and if we are unable to effectively manage such risks, our business growth and profitability may be negatively affected

●	We may not successfully develop, market or launch any future cryptocurrency exchanges or online brokerages or continue operating our existing cryptocurrency exchanges

●	Our intellectual property rights are valuable, and any inability to protect them could adversely impact our business, operating results, and financial condition

●	We rely on a limited number of third parties to fabricate our ASIC chips, and IC packaging and testing services

●	We have been involved, and may continue to be involved, in disputes, claims or proceedings arising from our operations or class actions from time to time, which could result in significant liabilities and reputational harm and could materially and adversely affect our business, financial condition and results of operations

●	We have and may increasingly become a target for public scrutiny, including complaints to regulatory agencies, negative media coverage, and malicious allegations, all of which could severely damage our reputation and materially and adversely affect our business and prospects

●	The audit report included in this annual report is prepared by auditor who might not be fully inspected by the Public Company Accounting Oversight Board, and, as such, you may be deprived of the benefits of such inspection

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A ordinary shares for return on your investment

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct our operations primarily in emerging markets

●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial

●	We are a “controlled company” within the meaning of the Nasdaq Rules, and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies

●	We have in the past incurred and continue to incur losses and negative cash flows from operating activities, and we may not achieve or sustain profitability

Risks Relating to Conducting Business in China

It is now illegal to engage in digital asset transactions including Bitcoin mining operations in China, the ruling of which may adversely affect us

China has now taken harsh regulatory action to ban cryptocurrency mining operations and to severely restrict the right to acquire, own, hold, sell or use these Bitcoin assets or to exchange them for fiat currency. Such restrictions may adversely affect us as the large-scale use of digital assets as a means of exchange is presently confined to certain regions globally. Ongoing and future regulatory actions may impact our ability to continue to operate, and such actions could affect our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations.

On May 21, 2021, the Financial Stability and Development Committee of the State Council in China proposed to “crack down on Bitcoin mining and trading.” However, it was not until September 15, 2021, as described below, that all digital asset transactions were banned in China. In May 2021, local governments began to issue corresponding measures in succession to respond to the central government, including Xinjiang Changji Hui Autonomous Prefecture Development and Reform Commission issuing a notice on the immediate shutdown of enterprises engaged in cryptocurrency mining on June 9, 2021. On June 18, 2021, according to the public media report - Sichuan Provincial Development and Reform Commission and Sichuan Energy Bureau issued a notice on the shutdown of cryptocurrency mining projects with the deadline of June 25, 2021. On September 3, 2021, the newly issued Notification of Overhauling the Mining Activity of Cryptocurrency (or the Notification No. 1283) banned all new cryptocurrency operations in China and set forth penalties on a going forward basis for all of the PRC. On September 15, 2021, the People's Bank of China, the Office of the Central Cyberspace Affairs Commission, the Supreme People's Court, the Supreme People's Procuratorate, the Ministry of Industry and Information Technology, the Ministry of Public Security, the State Administration for Market Regulation, the China Banking and Insurance Regulatory Commission, the China Securities Regulatory Commission, and the State Administration of Foreign Exchange jointly issued the Circular on Further Preventing and Disposing of Risks in Virtual Currency Trading and Speculation (Yin Fa [2021] No.237), which clarified that virtual currency-related business activities in China and the provision of services by an overseas virtual currency exchange to a Chinese resident via the Internet will be considered as illegal financial activities.

In consideration of the PRC government’s attitude and our intentional business plan, we will not conduct any cryptocurrency mining operations or cryptocurrency trading operations in mainland PRC. We do not have any mining operation in the PRC and have halted all mining machine custody business in China in April 2021. While we do not believe the PRC governmental authorities will seek to impose retroactive fines, penalties or sanctions, there can be no assurance they may not seek to do so. Any such regulations, if implemented, will cause us to incur additional compliance costs and have a material adverse effect on our future business operations.

There are risks to foreign investors in Chinese companies

The Chinese government implements the management systems of pre-establishment national treatment and negative list for foreign investment. Pre-establishment national treatment refers to the treatment given to foreign investors and their investments during the investment access stage, which is not lower than that given to their domestic counterparts; negative list for foreign investment refers to special administrative measures for the restricted or prohibited access of foreign investment in specific fields as stipulated by the Chinese government.

Pursuant to the Special Administrative Measures for Foreign Investment Access (2021 Edition), or the 2021 Edition Negative List, issued by The Ministry of Commerce of the PRC (the “MOFCOM”) and the National Development and Reform Commission (the “NDRC”) on December 27, 2021, which came into effect on January 1, 2022, our business does not fall into the Negative List. However, the 2021 Edition Negative List regulates that “Fields not mentioned in the Negative List for Foreign Investment Access shall be subject to administration under the principle of consistency for domestic and foreign investments. The relevant provisions of the Negative List for Market Access shall apply to domestic and foreign investors on a unified basis.”

In addition, based on the Negative List for Market Access (2022) which became effective on March 12, 2022, “the Catalogue for Guidance on Industrial Restructuring shall be included in the Negative List for Market Access”; plus, according to the Decision of the State Council on Promulgating and Implementing the “Temporary Provisions on Promoting Industrial Structure Adjustment,” valid from December 2, 2005, “In principle, the ‘Guidance Catalogue for the Industrial Structure Adjustment “shall apply to various types of enterprises inside China.” “The industries of the eliminated category under the ‘Guidance Catalogue for the Industrial Structure Adjustment’ shall apply to the foreign investment enterprises.” and “Investments are prohibited from being contributed to projects under the eliminated category.” Furthermore, the NDRC released on December 30, 2021 its No. 49 Decree, announcing that the Decision of the National Development and Reform Commission on Amending the Guiding Catalog for Industrial Restructuring (2019 Version) (the “Amended Catalog”). The Amended Catalog added ‘virtual currency mining activities’ to the eliminated category of ‘1. outdated production processing and equipment’ under the original Catalog. Therefore, the foreign investment enterprises are prohibited from virtual currency activities and our mining machine custody business are banned in China as well.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, and in particular in 2020 as a result of COVID-19, China’s economic growth slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. Our PRC legal system is evolving rapidly, but its current slate of laws may not be sufficient to cover all aspects of the economic activities in China, including such activities that relate to or have an impact on our business. Implementation and interpretations of laws, regulations and rules are not always undertaken in a uniform matter (some of which can change rapidly with little advance notice) and enforcement of these laws, regulations and rules involves uncertainties.

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

In addition, the PRC governmental authorities may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer Class A ordinary shares to investors and cause the value of such shares to significant decline or be worthless.

We may be subject to recently announced Measures from the Cyberspace Administration of China concerning the collection of data and required to obtain clearance from the Cybersecurity Administration of China

The Cybersecurity Review Measures (2021) was officially released to the public on December 28, 2021, and became effective on February 15, 2022. According to the Cybersecurity Review Measures (2021) (the “Cybersecurity Measures”), to go public abroad, an online platform operator who possesses the personal information of more than 1 million users shall declare to the Office of Cybersecurity Review for cybersecurity review.

Currently, we have not been involved in any investigations on cybersecurity review initiated by the Cybersecurity Administration of China (the “CAC”) or related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect. As a result, we currently believe we would not be required to obtain clearance from the CAC regarding our listing in the United States under the Cybersecurity Measures because (i) we have not been involved in any investigations on cybersecurity review initiated by the CAC or related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect, as well as (ii) we have never set an online platform for any user in China and we have not been an online platform operator in China. However, if the CAC requires us to obtain clearance or permissions pursuant to the Cybersecurity Measures or other applicable laws and regulations promulgated by competent authorities in the future, we would file an application with CAC immediately and seek to obtain the clearance or permissions from the CAC as required since we are not willing to be subject to any inquiry, notice, warning, or sanction in such respect which might make a negative impact on our business operations or financial condition. Therefore, compliance with the Cybersecurity Measures, as well as additional laws, regulations and guidelines that the Chinese government promulgates in the future may entail significant expenses and could materially affect our business.

A severe or prolonged downturn in China’s economy and political tensions between the United States and China could materially and adversely affect our business, financial condition and results of operations

The global macroeconomic environment is facing challenges, including the continuing uncertainty regarding the duration and scope of the COVID-19 pandemic, global supply chain disruptions, the recent inflation in the United States and the foreign and domestic government sanctions imposed on Russia as a result of its recent invasion of Ukraine. The growth of China’s economy has slowed down since 2012 and the outbreak of coronavirus COVID-19 in China has resulted in a severe disruption of social and economic activities in China, which has resulted in a further significant slowdown of China’s economy in 2020 and may continue beyond. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The global coronavirus COVID-19 outbreak has caused significant disruptions in our business, which we expect may continue to materially and adversely affect our results of operations and financial condition.” In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in market volatility.

There have been concerns on the relationship between China and other countries, including the surrounding Asian countries and the United States. In particular, there have been heightened tensions in international economic relations between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what the U.S. government characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020. It remains unclear what impact these tariff negotiations may have or what further actions the two countries may take. Moreover, political tensions between the United States and China have escalated as a result of the COVID-19 outbreak and the PRC National People’s Congress’ decision on Hong Kong national security legislation. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of the circumstances would have a material adverse effect on our business, prospects, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Cryptocurrency, Blockchain and Mining Related Businesses—We plan to increase our export of mining machines to the United States and the European Union in the future, which may be subject to high tariff rates resulting from protectionism trade policies, and as a result, our future sales volumes, profitability and results of operations will be materially and adversely affected.”

Furthermore, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, on December 18, 2020, U.S. President Donald J. Trump signed the Holding Foreign Companies Accountable Act into law, which requires the SEC to propose rules within 90 days after its enactment to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over the counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. The Holding Foreign Companies Accountable Act and any proposed SEC rules may have a material and adverse impact on the stock performance of China-based companies listed in the United States. In addition, the recent market panics over the global outbreak of COVID-19 materially and negatively affected the global financial markets in March 2020, which may cause potential slowdown of the global economy. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy and the political tensions between the United States and China may materially and adversely affect our business, financial condition, results of operations and prospects.

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

We may be adversely affected by inflation or labor shortage in China

In recent years, the PRC economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if PRC experiences higher rates of inflation in the future. It is uncertain when the general price level may increase or decrease sharply in the future. Moreover, the significant economic growth in China has resulted in a general increase in labor costs and shortage of low-cost labor. Inflation may cause our production cost to continue to increase. If we are unable to pass on the increase in production cost to our customers, we may suffer a decrease in profitability and a loss of customers and our results of operations could be materially and adversely affected.

Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC operating subsidiaries, which could restrict our ability to act in response to changing market conditions in a timely manner

We are a Cayman Islands holding company and a certain portion of our operations are conducted through our operating subsidiaries. The ability of our operating subsidiaries to make dividend and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations.

In particular, under the PRC law, each of our PRC operating subsidiaries may only pay dividends after 10% of its net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of its registered capital. In addition, the profit available for distribution from our PRC operating subsidiaries is determined in accordance with generally accepted accounting principles in the PRC. This calculation may differ if it were performed in accordance with U.S. GAAP. As a result, we may not have sufficient distributions from our PRC operating subsidiaries to enable necessary profit distributions to our shareholders in the future, which would be based upon our financial statements prepared under U.S. GAAP.

Distributions by our PRC operating subsidiaries to us other than as dividends may be subject to governmental approval and taxation. Any transfer of funds from our company to our PRC operating subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of PRC governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. These limitations on the free flow of funds between us and our PRC subsidiaries could restrict our ability to act in response to changing market conditions in a timely manner.

We may be subject to EIT on our worldwide income if our company or any of our subsidiaries were considered a PRC “resident enterprise” under the PRC Enterprise Income Tax Law, or the EIT Law

Under the EIT Law and its implementation rules, enterprises established outside of the PRC with “de facto management bodies” within the PRC are considered a “resident enterprise” and will be subject to EIT at a rate of 25% on their worldwide income. The implementation rules under EIT define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the production, operation, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation of the PRC, or the SAT promulgated the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in the PRC. On July 27, 2011, the SAT issued the Measures for Administration of Income Tax of Chinese Controlled Resident Enterprises Incorporated Overseas (Trial), or Circular 45, to supplement Circular 82 and other tax laws and regulations. Circular 45 clarifies certain issues relating to resident status determination. Although Circular 82 and Circular 45 apply only to offshore enterprises controlled by PRC enterprises or PRC group companies and not those controlled by PRC individuals or foreigners, the determining criteria set forth in Circular 82 and Circular 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals or foreign enterprises. A substantial majority of our senior management team is located in China. If our company or any of our subsidiaries were considered to be a PRC “resident enterprise,” we would be subject to EIT at a rate of 25% on our worldwide income, which could materially reduce our net income.

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

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE. We have used commercially reasonable efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

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

We face regulatory uncertainties in China that could restrict our ability to grant share incentive awards to our employees or consultants who are PRC citizens

Pursuant to the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Publicly-Listed Company issued by SAFE on February 15, 2012, or Circular 7, a qualified PRC agent (which could be the PRC subsidiary of the overseas-listed company) is required to file, on behalf of “domestic individuals” (both PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) who are granted shares or share options by the overseas-listed company according to its share incentive plan, an application with SAFE to conduct SAFE registration with respect to such share incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the share purchase or share option exercise. Such PRC individuals’ foreign exchange income received from the sale of shares and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in China, which is opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such domestic individuals must also retain an overseas entrusted institution to handle matters in connection with their exercise of share options and their purchase and sale of shares. The PRC domestic agent also needs to update registration with SAFE within three months after the overseas-listed company materially changes its share incentive plan or make any new share incentive plans.

We have adopted our Amended and Restated 2020 Share Incentive Plan (the “2020 Plan”), effective upon the completion of our initial public offering, and our 2021 Share Incentive Plan (the “2021 Plan”), effective upon shareholder approval at the 2021 annual general meeting of shareholders held on December 15, 2021. As of the date of this annual report, we have granted 6,550,000 restricted share awards under the 2020 Plan and we did not grant any awards under the 2021 Plan. We may grant share incentive awards under both or either plan in the future. When we do, from time to time, we need to apply for or update our registration with SAFE or its local branches on behalf of our employees or consultants who receive options or other equity-based incentive grants under the 2020 Plan, 2021 Plan or future share incentive plans we may adopt or material changes in such plan(s). However, we may not always be able to make applications or update our registration on behalf of our employees or consultants who hold any type of share incentive awards in compliance with Circular 7, nor can we ensure you that such applications or update of registration will be successful. If we or the participants of our share incentive plan(s) who are PRC citizens fail to comply with Circular 7, we and/or such participants of our share incentive plan(s) may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their share options or remit proceeds gained from sale of their shares into China, and we may be prevented from further granting share incentive awards under our share incentive plan(s) to our employees or consultants who are PRC citizens.

Our Hong Kong subsidiaries could become subject to the direct oversight of the PRC government at any time if the National laws of mainland China are applied to Hong Kong

The national laws of the PRC (the “National Laws”), including, but not limited to (i) the Cybersecurity Review Measures which became effective on February 15, 2022; and (ii) approval by the Chinese Securities Regulatory Commission (“CSRC”) or any other Chinese regulatory authority to approve or permit our offering of securities in the U.S., do not currently apply to our Hong Kong subsidiaries, except for those set forth below. However, due to the uncertainty of the PRC legal system and changes in laws, regulations or policies, including how these laws, regulations or policies would be interpreted or implemented, and the national laws applicable in Hong Kong, the Basic Law might be revised in the future.

Pursuant to Article 18 of the Basic Law of the Hong Kong Special Administrative Region of the PRC (the “Basic Law”), “The laws in force in the Hong Kong Special Administrative Region shall be the Basic Law, the laws previously in force in Hong Kong as provided for in Article 8 of this Law, and the laws enacted by the legislature of the Region. National laws shall not be applied in the Hong Kong Special Administrative Region except for those listed in Annex III to the Basic Law. The laws listed therein shall be applied locally by way of promulgation or legislation by the Region. Also, regarding the Annex III and several Instruments of the Basic Law, National Laws, which have applied in Hong Kong until now are as following:

Resolution on the Capital, Calendar, National Anthem and National Flag of the PRC; Resolution on the National Day of the PRC; Declaration of the Government of the PRC on the Territorial Sea; Nationality Law of the PRC; Regulations of the PRC Concerning Diplomatic Privileges and Immunities; Law of the PRC on the National Flag; Regulations of the PRC Concerning Consular Privileges and Immunities; Law of the PRC on the National Emblem; Law of the PRC on the Territorial Sea and the Contiguous Zone; Law of the PRC on Garrisoning the Hong Kong Special Administrative Region; Law of the PRC on the Exclusive Economic Zone and the Continental Shelf; Law of the PRC on Judicial Immunity from Compulsory Measures Concerning the Property of Foreign Central Banks; and Law of the PRC on the National Anthem; Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region.

The CSRC released, on December 24, 2021, the Provisions of the State Council on the Administration of Domestic Companies Offering Securities for Overseas Listing (Revision Draft for Comments) (the “Provisions”) and the Administrative Measures for the Filing of Domestic Companies Seeking Overseas Securities Offering and Listing (the “Measures”) for public comment. According to the Provisions and Measures, “Domestic companies that seek to offer and list securities in overseas markets shall fulfill the filing procedure with the securities regulatory agency under the State Council and report relevant information;” and “An overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing falls under specific clauses in national laws and regulations and relevant provisions prohibiting such financing activities.” Furthermore, the Cybersecurity Review Measures (2021) was officially released to the public on December 28, 2021 and became effective on February 15, 2022. According to the Cybersecurity Review Measures (2021), “To go public abroad, an online platform operator who possesses the personal information of more than 1 million users shall declare to the Office of Cybersecurity Review for cybersecurity review.”

As of the date of this annual report, we have two wholly-owned subsidiaries and operating entities established in Hong Kong, Ebang Communications (HK) Technology Limited, or HK Ebang Communications, principally for the trading of blockchain chips; and HongKong Ebang Digital Technology Limited, or HK Ebang Digital, principally for cryptocurrency exchange businesses. Neither entities have established any subsidiary or branch in PRC or have committed any business operations in PRC. For additional information, see “Item 4. Information of the Company – C. Organizational Structure.”

Based on the aforementioned Basic Law, our Hong Kong subsidiaries are not subject to the Cybersecurity Measures and the Provisions and the Measures. However, due to the uncertainty of the PRC legal system and changes in laws, regulations or policies, including how these laws, regulations or policies would be interpreted or implemented, the national laws applicable in Hong Kong in the Basic Law might be revised in the future. Therefore, we cannot assure you that we will not be affected by the foregoing or relevant laws, regulations or policies in the future. If there are any changes to the foregoing laws, regulations and policies, or if any new laws, regulations, and policies, etc., would be published, we would manage to comply with the changed laws, regulations and policies. However, we could not guarantee that the relevant laws, regulations, or policies would not be applied retroactively, so we might face penalties, and our reputation and results of operations could be materially and adversely affected.

Risks Relating to Our Cryptocurrency, Blockchain and Mining Related Businesses

We are subject to risks associated with legal, political or other conditions or developments regarding holding, using or mining of Bitcoins, which could negatively affect our business, results of operations and financial position

Our customers are based globally. As such, changes in government policies, taxes, general economic and fiscal conditions, as well as political, diplomatic or social events, expose us to financial and business risks. In particular, changes in domestic or overseas policies and laws regarding holding, using and/or mining of Bitcoins could result in an adverse effect on our business operations and results of operations. Moreover, if any domestic or international jurisdiction where we operate or sell our Bitcoin mining machines prohibits or restricts Bitcoin mining activities, we may face legal and other liabilities and will experience a material loss of revenue.

There are significant uncertainties regarding future regulations pertaining to the holding, using or mining of Bitcoins, which may adversely affect our results of operations. While Bitcoin has gradually gained more market acceptance and attention, it is anonymous and may be used for black market transactions, money laundering, illegal activities or tax evasion. As a result, governments may seek to regulate, restrict, control or ban the holding, use mining holding of Bitcoins. In addition, due to compliance risk, cost, government regulation or public pressure, banks and financial institutions may not provide banking services, or may cut off services, to businesses that provide cryptocurrency-related services or that accept cryptocurrencies, including Bitcoins, as payment. Our existing policies and procedures for the detection and prevention of money laundering and terrorism-funding activities through our business activities have only been adopted in recent years and may not completely eliminate instances in which we or our products may be used by other parties to engage in money laundering and other illegal or improper activities. We cannot assure you that there will not be a failure in detecting money laundering or other illegal or improper activities which may adversely affect our reputation, business, financial condition and results of operations.

With advances in technology, cryptocurrencies are likely to undergo significant changes in the future. It remains uncertain whether Bitcoin will be able to cope with, or benefit from, those changes. In addition, as Bitcoin mining employs sophisticated and high computing power devices that need to consume large amounts of electricity to operate, future developments in the regulation of energy consumption, including possible restrictions on energy usage in the jurisdictions where we sell our products, may also affect our business operations and the demand for our current Bitcoin mining machines. There has been negative public reaction to the environmental impact of Bitcoin mining, particularly the large consumption of electricity, and governments of various jurisdictions have responded. For example, pursuant to the Notification No. 1283, new virtual currency mining projects are forbidden to apply for electricity facility installation, and the electricity facility installation shall be strictly reviewed. It is not permissible to supply power to virtual currency mining enterprises in any name, and all applications for electricity facility installation projects in progress shall be stopped. In the United States, certain local governments of the state of Washington have discussed measures to address the environmental impacts of Bitcoin-related operations, such as the high electricity consumption of Bitcoin mining activities. Any legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Specifically, imposition of a carbon tax or other regulatory fee in a jurisdiction where we operate or on electricity that we purchase could result in substantially higher energy costs, and due to the significant amount of electrical power required to operate cryptocurrency mining machines, could in turn put our facilities at a competitive disadvantage. Any future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the political significance and uncertainty around the impact of climate change and how it should be addressed, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. Any of the foregoing could have a material adverse effect on our financial position, results of operations and cash flows.

The current regulatory environment in foreign markets, and any adverse changes in that environment, could have a material adverse impact on our blockchain products business and our cryptocurrency exchange and financial service platform businesses

We currently export our products to various overseas markets, have established two cryptocurrency trading exchanges, and we intend to further develop our business and operations in overseas jurisdictions in the future to provide cryptocurrency trading related services to cryptocurrency communities, including, but not limited to, Singapore, the Bahamas, Hong Kong, New Zealand and the United States. Our blockchain products business and planned cryptocurrency and financial services platform businesses could therefore be significantly affected by regulatory developments in jurisdictions outside the PRC, including the United States and other jurisdictions.

Certain aspects of business are subject to extensive laws, rules, regulations, policies and legal and regulatory guidance, including those governing securities, commodities, cryptocurrency asset custody, exchange and transfer, data governance, data protection, cybersecurity and tax. Many of these legal and regulatory regimes were adopted prior to the advent of the Internet, mobile technologies, cryptocurrency assets and related technologies. As a result, they do not contemplate or address unique issues associated with the crypto economy, are subject to significant uncertainty, and vary widely across federal, state and local laws, including the PRC and international jurisdictions. These legal and regulatory regimes, including the laws, rules and regulations thereunder, evolve frequently and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the complexity and evolving nature of certain aspects of our business and the significant uncertainty surrounding the regulation of the crypto economy require us to exercise our judgement as to whether certain laws, rules and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. In addition, governmental authorities that oversee certain aspects of the cryptocurrency markets, including those in the United States and other jurisdictions, have taken actions based on current laws and regulations, and are likely to continue to issue new laws, rules and regulations governing the cryptocurrency industry in which we currently operate and may operate in the future. As a result, and as discussed further in “- We are subject to risks associated with legal, political or other conditions or developments regarding holding, using or mining of Bitcoins, which could negatively affect our business, results of operations and financial position,” existing and future regulations affecting the mining, holding, using, or transferring of cryptocurrencies may adversely affect our future business operations and results of operations, could subject us to significant fines and other regulatory consequences, and could result in our or our customers’ liability for activities conducted by our customers.

As described under “Item 4. Information on the Company—B. Business Overview—Regulation—Regulatory Overview of United States,” United States federal and state securities laws may specifically limit our ability and the ability of our customers to use our blockchain and telecommunications products where these operations are conducted in connection with cryptocurrencies that are considered “securities” for purposes of United States laws. We have designed new chips for mining cryptocurrencies other than Bitcoin, and the likely status of these cryptocurrencies as securities could limit distributions, transfers, or other actions involving such cryptocurrencies, including mining, in the United States. For example, the distribution of cryptocurrencies to miners through the mining process could be deemed to involve an illegal offering or distribution of securities subject to United States federal or state laws. In addition, miners on cryptocurrency networks could, under certain circumstances, be viewed as statutory underwriters or as “brokers” subject to regulation under the Securities Exchange Act of 1934. This could require us or our customers to change, limit, or cease their mining operations, register as broker-dealers and comply with applicable laws, or be subject to penalties, including fines, or other regulatory consequences. In addition, we could face liability for facilitating their illegal activities.

Further, if Bitcoin, Ethereum, or any other supported cryptocurrency asset is deemed to be a security under any United States federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such supported cryptocurrency asset, which could adversely affect our business, prospects, operations or financial condition. For instance, all transactions in such supported cryptocurrency asset would have to be registered with the SEC or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Moreover, the networks on which such supported cryptocurrency assets are utilized may be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, it could draw negative publicity and a decline in the general acceptance of the cryptocurrency asset. Also, it may make it difficult for such supported cryptocurrency asset to be traded, cleared, and custodied as compared to other cryptocurrency asset that are not considered to be securities. Specifically, even if transactions in a cryptocurrency asset were registered with the SEC or conducted in accordance with an exemption from registration, the current intermediary-based framework for securities trading, clearance and settlement is not consistent with the operations of the cryptocurrency asset market. For example, under current SEC guidance, cryptocurrency asset securities cannot be held on behalf of customers by broker-dealers that also support custody of traditional securities; and the SEC has not permitted public permissionless blockchain-based clearance and settlement systems for securities.

In addition, cryptocurrencies are subject to additional U.S. laws and regulations related to transactions in commodities as enforced by the Commodity Futures Trading Commission, or CFTC, and to money transmission, money service business, anti-money laundering, and know-your-customer activities as enforced by the Department of the Treasury’s Financial Crimes Enforcement Network, or FinCEN, and by state governments. We or our customers could be subject to regulatory restrictions or regulatory actions based on these laws and regulations.

Under the Investment Company Act of 1940, as amended, a company may fall within the definition of an investment company under section 3(c)(1)(A) thereof if it is or holds itself out as being engaged primarily, or proposes to engage primarily in the business of investing, reinvesting or trading in securities, or under section 3(a)(1)(C) thereof if it is engaged or proposes to engage in business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire “investment securities” (as defined) having a value exceeding 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. There is no authoritative law, rule or binding guidance published by the SEC regarding the status of digital assets as “securities” or “investment securities” under the Investment Company Act. Although we believe that we are not engaged in the business of investing, reinvesting, or trading in investment securities, and we do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities, to the extent the digital assets which we own or otherwise acquire may be deemed “securities” or “investment securities” by the SEC or a court of competent jurisdiction, we may meet the definition of an investment company. If we fall within the definition of an investment company under the Investment Company Act, we would be required to register with the SEC. If an investment company fails to register, it likely would have to stop doing almost all business, and its contracts would become voidable. Generally non-U.S. issuers may not register as an investment company without an SEC order.

Cryptocurrency is a recent technological innovation and the regulatory schemes to which cryptocurrency and the related exchange may be subject have not been fully explored or developed by foreign jurisdictions. Thus, cryptocurrency faces an uncertain regulatory landscape in many foreign jurisdictions. Various foreign jurisdictions may from time to time adopt laws, regulations or directives that affect our cryptocurrency businesses. Due in part to its international nature and the nascent stage of regulation, along with the limited experience with cryptocurrency, and language barriers between international journalists, translators and regulators, information regarding the regulation of cryptocurrency in various jurisdictions may be incomplete, inaccurate or unreliable. As both the regulatory landscape develops and journalistic familiarity with cryptocurrency increases, mainstream media’s understanding of cryptocurrency and the regulation thereof may improve. As we enter into the markets in Australia, Singapore, the Bahamas, Hong Kong, New Zealand and the United States, we have retained local regulatory counsels and expect to continue to monitor the local regulations regarding cryptocurrency and financial service platforms.

We expect that regulations governing our current and planned business operations will vary from country to country as well as within countries. We cannot assure you that we will be familiar with local laws and regulations at all times when we establish cryptocurrency and financial services platform businesses or develop any other business and operations in a foreign country. An increase in the regulation of such operations may affect our proposed businesses by increasing compliance costs or prohibiting certain or all of our proposed activities. In addition, existing and proposed laws and regulations can delay or impede the development of new products, result in negative publicity, decrease demand for our products, require significant management time and attention, and subject us to claims or other remedies, including fines or demands that we modify or cease existing business practices.

Furthermore, any action brought against us or our customers by a foreign regulator, or by an individual in a private action, based on foreign law could cause us or our customers to incur significant legal expenses and divert our management’s attention from the operation of the business. If our or our customers’ operations are found to be in violation of any laws and regulations, we or they may be subject to penalties associated with the violation, including civil and criminal penalties, damages and fines. This could in turn require us to curtail or cease all or some operations. Regulatory action or regulatory change could also decrease demand for our products and services, which would be harmful to the success of our business.

The future development and growth of cryptocurrency is subject to a variety of factors that are difficult to predict and evaluate. If cryptocurrency does not grow as we expect, our business, operating results, and financial condition could be adversely affected

Cryptocurrency assets built on blockchain technology were only introduced in 2008 and remain in the early stages of development. In addition, different cryptocurrency assets are designed for different purposes. Bitcoin, for instance, was designed to serve as a peer-to-peer electronic cash system, while Ethereum was designed to be a smart contract and decentralized application platform. Many other cryptocurrency networks, ranging from cloud computing to tokenized securities networks, have only recently been established. The further growth and development of any cryptocurrency assets and their underlying networks and other cryptographic and algorithmic protocols governing the creation, transfer, and usage of cryptocurrency assets represent a new and evolving paradigm that is subject to a variety of factors that are difficult to evaluate, including:

●	many cryptocurrency networks have limited operating histories, have not been validated in production, and are still in the process of developing and making significant decisions that will affect the design, supply, issuance, functionality, and governance of their respective cryptocurrency assets and underlying blockchain networks, any of which could adversely affect their respective cryptocurrency assets;

●	many cryptocurrency networks are in the process of implementing software upgrades and other changes to their protocols, which could introduce bugs, security risks, or adversely affect the respective cryptocurrency networks;

●	several large networks, including Bitcoin and Ethereum, are developing new features to address fundamental speed, scalability, and energy usage issues. If these issues are not successfully addressed, or are unable to receive widespread adoption, it could adversely affect the underlying cryptocurrency assets;

●	security issues, bugs, and software errors have been identified with many cryptocurrency assets and their underlying blockchain networks, some of which have been exploited by malicious actors. There are also inherent security weaknesses in some cryptocurrency assets, such as when creators of certain cryptocurrency networks use procedures that could allow hackers to counterfeit tokens. Any weaknesses identified with a cryptocurrency asset could adversely affect its price, security, liquidity, and adoption. If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the compute or staking power on a cryptocurrency network, as has happened in the past, it may be able to manipulate transactions, which could cause financial losses to holders, damage the network’s reputation and security, and adversely affect its value;

●	the development of new technologies for mining, such as improved ASICs, or changes in industry patterns, such as the consolidation of mining power in a small number of large mining farms, could reduce the security of blockchain networks, lead to increased liquid supply of cryptocurrency assets, and reduce a crypto’s price and attractiveness;

●	if rewards and transaction fees for miners or validators are not sufficiently high to attract and retain miners, a cryptocurrency network’s security and speed may be adversely affected, increasing the likelihood of a malicious attack;

●	the governance of many decentralized blockchain networks is by voluntary consensus and open competition, and many developers are not directly compensated for their contributions. As a result, there may be a lack of consensus or clarity on the governance of any particular cryptocurrency network, a lack of incentives for developers to maintain or develop the network, and other unforeseen issues, any of which could result in unexpected or undesirable errors, bugs, or changes, or stymie such network’s utility and ability to respond to challenges and grow; and

●	many cryptocurrency networks are in the early stages of developing partnerships and collaborations, all of which may not succeed and adversely affect the usability and adoption of the respective cryptocurrency assets.

Various other technical issues have also been uncovered from time to time that resulted in disabled functionalities, exposure of certain users’ personal information, theft of users’ assets, and other negative consequences, and which required resolution with the attention and efforts of their global miner, user, and development communities. If any such risks or other risks materialize, and in particular if they are not resolved, the development and growth of cryptocurrency may be significantly affected and, as a result, our business, operating results, and financial condition could be adversely affected.

Future developments regarding the treatment of cryptocurrency assets for U.S. and foreign tax purposes could adversely impact our business

Due to the new and evolving nature of cryptocurrency assets and the absence of comprehensive legal and tax guidance with respect to cryptocurrency asset products and transactions, many significant aspects of the U.S. and foreign tax treatment of transactions involving cryptocurrency assets, such as the purchase and sale of cryptocurrency assets on our platform, as well as the provision of staking rewards and other cryptocurrency asset incentives, are uncertain, and it is unclear whether, when and what guidance may be issued in the future on the treatment of cryptocurrency asset transactions for U.S. and foreign income tax purposes.

In 2014, the IRS released Notice 2014-21, discussing certain aspects of “virtual currency” for U.S. federal income tax purposes and, in particular, stating that such virtual currency (i) is “property,” (ii) is not “currency” for purposes of the rules relating to foreign currency gain or loss, and (iii) may be held as a capital asset. In 2019, the IRS released Revenue Ruling 2019-24 and a set of “Frequently Asked Questions” (which have been periodically updated), that provide additional guidance, including guidance to the effect that, under certain circumstances, hard forks of digital currencies are taxable events giving rise to ordinary income and guidance with respect to the determination of the tax basis of virtual currency. However, this guidance does not address other significant aspects of the U.S. federal income tax treatment of cryptocurrency assets and related transactions.

There continues to be uncertainty with respect to the timing, character and amount of income inclusions for various cryptocurrency asset transactions including, but not limited to lending and borrowing cryptocurrency assets, staking rewards and other cryptocurrency asset incentives that we offer. Although we believe our treatment of cryptocurrency asset transactions for federal income tax purposes is consistent with existing guidance provided by the IRS and existing U.S. federal income tax principles, because of the rapidly evolving nature of cryptocurrency asset innovations and the increasing variety and complexity of cryptocurrency asset transactions and products, it is possible the IRS and various U.S. states may disagree with our treatment of certain cryptocurrency asset offerings for U.S. tax purposes, which could adversely affect our customers and the vitality of our business and platforms.

There can be no assurance that the IRS, the U.S. state revenue agencies or other foreign tax authorities, will not alter their respective positions with respect to cryptocurrency assets in the future or that a court would uphold the treatment set forth in existing guidance. It also is unclear what additional guidance may be issued in the future on the treatment of existing cryptocurrency asset transactions and future cryptocurrency asset innovations for purposes of U.S. tax or other foreign tax regulations. Any such alteration of existing IRS, U.S. state and foreign tax authority positions or additional guidance regarding cryptocurrency asset products and transactions could result in adverse tax consequences for holders of cryptocurrency assets and could have an adverse effect on the value of cryptocurrency assets and the broader cryptocurrency assets markets. Future technological and operational developments that may arise with respect to cryptocurrency assets may increase the uncertainty with respect to the treatment of cryptocurrency assets for U.S. and foreign tax purposes. The uncertainty regarding tax treatment of cryptocurrency asset transactions impacts our customers, and could impact our business, both domestically and abroad.

Our results of operations have been and are expected to continue to be significantly impacted by the fluctuation of cryptocurrency prices, especially the price of Bitcoin

Our mining machines are currently designed primarily for Bitcoin mining. The demand for, and pricing of, our mining machines are therefore affected by the expected economic returns of Bitcoin mining activities, which in turn are primarily driven by, among other factors, the Bitcoin price. The price of Bitcoin has experienced significant fluctuations over its short existence and may continue to fluctuate significantly in the future. According to Bitcoin.com, Bitcoin prices ranged from approximately US$7,174 per coin as of December 31, 2019, US$28,968 per coin as of December 31, 2020, to US$47,394 per coin as of December 31, 2021. According to the same source, from January 1, 2021 to December 31, 2021, the highest Bitcoin price was approximately US$67,492 per coin and the lowest was US$29,962 per coin. Bitcoin prices began to pick up in the second quarter of 2019, and we recorded a revenue of $109.1 million in 2019. After the outbreak of COVID-19 at the end of 2019, there was a sudden panic in the global market. Although the price of Bitcoin increased significantly in October 2020, raw material shortages extended into the end of 2020, caused by uncertain international economic conditions and strained supply chains in various countries, which in turn had a negative impact on our business and operating results. We recorded revenue of US$19 million in 2020. Since 2021, the price of Bitcoin has maintained at a high level with volatility, and enterprises have also actively resumed production globally, with investors returning to digital currency and blockchain investment. Our sales volume has increased significantly compared with the previous year, with a revenue of $51 million in 2021.

We expect our results of operations to continue to be affected by cryptocurrency prices and shortage of raw materials caused by the COVID-19 pandemic, as we generated 82.4%, 42.3% and 77.3% of our revenue from sales of our Bitcoin mining machines and related accessories in 2019, 2020 and 2021, respectively, and 14.4%, 48.1% and 5.5% from provision of mining machine hosting services in the same periods, respectively. With the launch of our two cryptocurrency exchange platforms, and our plan to develop and operate future cryptocurrency exchange platforms and/or online brokerage, we anticipate that we will generate an increasing amount of our total revenue from transaction fees on our platforms and/or online brokerages in connection with the purchase, sale, and trading of cryptocurrency assets by our customers. To date, we have not generated significant revenue from these products and services; most of which will also fluctuate based on the price of cryptocurrency assets. As such, any declines in the volume of cryptocurrency assets transactions, the price of cryptocurrency assets, or market liquidity for cryptocurrency assets generally will likely have a material and adverse effect on our results of operations and financial condition. We cannot assure you that the Bitcoin price or Bitcoin network transaction fees will remain high enough to sustain the demand for our Bitcoin mining machines or that cryptocurrency prices will not decline significantly in the future. At the same time, if transaction fees increase to such an extent as to discourage users from using cryptocurrency as a medium of exchange, it may decrease the transaction volume of the cryptocurrency network and may affect the demand for our Bitcoin mining machines, hosting services, cryptocurrency exchange and online brokerage businesses. Furthermore, fluctuations in cryptocurrency prices, especially in Bitcoin price, can have an immediate impact on the trading price of our Class A ordinary shares even before our financial performance is affected, if at all.

In addition to the market volatility, various other factors, mostly beyond our control, could impact cryptocurrency prices. For example, the usage of cryptocurrency in the retail and commercial marketplace is relatively low in comparison with the usage for speculation, which contributes to cryptocurrency price volatility. Renowned persons, including social media influencers, may also publicly discuss their holdings (or the holdings of companies with which they are affiliated) of cryptocurrency or their intent to buy or sell large quantities of cryptocurrency. At a minimum, these public statements delivered through social media, such as Twitter, may cause cryptocurrency prices to experience significant volatility.

In addition, any shortage of power supply due to government control measures or other reasons, and any increase in energy costs, would raise the costs of Bitcoin mining. This in turn could affect our customers’ expected economic return for mining activities and the demand for and pricing of our current Bitcoin mining machines and future hosting services.

Furthermore, fluctuations in the Bitcoin price may affect the value of our inventory as well as the provision we make to the inventory as we manage our inventory based on, among others, the sales forecast of our Bitcoin mining machines. As we generally increase our procurement volume and stock up finished goods for the launch of new products or we expect a surge of demand of Bitcoin mining machines, a significant drop in the Bitcoin price can lead to a lower expected sales price and excessive inventory, which in turn will lead to impairment losses with respect to such inventory. For example, in 2019 and 2020, as a result of the significant drop in the Bitcoin price, we recorded write-downs for the potentially obsolete, slow-moving inventory and lower of cost or market adjustment of US$6.3 million and US$3.6 million in cost of revenues, respectively, which in turn had a significant negative impact on our profitability. In 2021, we also recorded write-downs for the potentially obsolete, slow-moving inventory and lower of cost or market adjustment of US$2.2 million for the same reason. If the Bitcoin price drops significantly in the future, we may need to make similar write-downs again. To the extent that we are able to sell such inventory above its carrying value, our gross profit may also be inflated by such write down.

The Bitcoin price drop also adversely impacted the ability of our customers who purchased our Bitcoin mining products to make payments. We offered sales on credit to some of our customers in response to the Bitcoin price drop in 2019, 2020 and 2021 and may continue to offer credit sales when the Bitcoin price drops significantly. Additionally, if the Bitcoin price drops significantly in the future, we may need to offer to certain of our customers price concession, even if we generally do not offer a price concession to customers. See “Management’s discussion and analysis on financial condition and results of operations—Critical Accounting Policies—Revenue recognition” for details. We did not provide price concession to customers in 2019, 2020 and 2021. However, we cannot assure you that we will not provide such price concession in the future. If we provide any price concession to our customers in the future, our revenues and results of operations may be adversely affected.

We have derived and may continue to derive a significant portion of our revenues from our Bitcoin mining machines business. If the market for Bitcoin mining machines ceases to exist or diminishes significantly, our business, results of operations and financial condition would be materially and adversely affected

We have generated, and expect to generate in the foreseeable future, a significant portion of our revenues from sales of our Bitcoin mining machines. Sales of our Bitcoin mining machines and related accessories accounted for 82.4%, 42.3% and 77.3% of our revenues in 2019, 2020 and 2021, respectively. Revenues from provision of mining machine hosting services also accounted for 14.4%, 48.1% and 5.5% of our revenues in 2019, 2020 and 2021, respectively. If the market for Bitcoin mining machines ceases to exist or diminishes significantly, we would experience a significant loss of sales, cancelation of orders, or loss of customers for our Bitcoin mining machines. Adverse factors that may affect the market for Bitcoin mining machines include:

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

The industries in which we operate and which we intend to operate in the future are characterized by constant changes. If we fail to continuously innovate and to provide products that meet the expectations of our customers, we may be unable to attract new customers or retain existing customers, and hence our business and results of operations may be adversely affected

The industries in which we operate and intend to operate in the future are characterized by constant changes, including rapid technological evolution, continual shifts in customer demands, frequent introductions of new products and solutions and constant emergence of new industry standards and practices. Thus, our success will depend, in part, on our ability to respond to these changes in a cost-effective and timely manner. To maintain the relevancy of our products and to continue to broaden and enhance our product portfolio for delivering the most effective products to our customers, we have actively invested in product planning and research and development. The process of developing and marketing new products is inherently complex and involves significant uncertainties, including the following:

●	our product planning efforts may fail resulting in the development or commercialization of new technologies or ideas;

●	our research and development efforts may fail to translate new product plans into commercially feasible products;

●	our new technologies or new products may not be well received by consumers;

●	we may not have adequate funding and resources necessary for continual investments in product planning and research and development;

●	our products may become obsolete due to rapid advancements in technology and changes in consumer preferences; and

●	our newly developed technologies may not be protected as proprietary intellectual property rights.

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

Increasing mining difficulty and decreasing mining rewards could result in downward pressure on the expected economic returns on Bitcoin mining

The difficulty of Bitcoin mining, or the amount of computational resources required for a set amount of reward for recording a new block, directly affects the expected economic returns for Bitcoin miners, which in turn affects the demand for our Bitcoin mining machines. Bitcoin mining difficulty is a measure of how much computing power is required to record a new block, and it is affected by the total amount of computing power in the Bitcoin network. The Bitcoin algorithm is designed so that one block is generated, on average, every ten minutes, no matter how much computing power is in the network. Thus, as more computing power joins the network, and assuming the rate of block creation does not change (remaining at one block generated every ten minutes), the amount of computing power required to generate each block and hence the mining difficulty increases. In other words, based on the current design of the Bitcoin network, Bitcoin mining difficulty would increase together with the total computing power available in the Bitcoin network, which is in turn affected by the number of Bitcoin mining machines in operation. For example, Bitcoin mining difficulty would increase based on increases in the total computing power available in the Bitcoin network, which is in turn affected by the number of Bitcoin mining machines in operation. From January 2017 to December 2020, Bitcoin mining difficulty increased by approximately 72 times, according to BTC.com. As a result, a strong growth in sales of our Bitcoin mining machines can contribute to further growth in the total computing power in the network, thereby driving up the difficulty of Bitcoin mining and resulting in downward pressure on the expected economic return of Bitcoin mining and the demand for, and pricing of, our products.

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

Our business growth is dependent on the development of blockchain technology and applications, particularly in the field of Bitcoin

We derive our revenue predominantly from our blockchain products business. The development of blockchain technology is still in a relatively early stage, and there can be no assurance that blockchain applications, including those in the fields of cryptocurrencies and other areas such as artificial intelligence, will gain wide market acceptance. Any blockchain application may become redundant or obsolete with the introduction of new competing technologies or products. If market acceptance or confidence in blockchain technology is lost or reduced for any reason, such as due to cybersecurity issues, the demand for our existing or future blockchain products may decline.

Our blockchain products business depends significantly on the development of cryptocurrency applications, in particular, Bitcoin applications, as all of our mining machines are currently designed for Bitcoin mining. The cryptocurrency market is rapidly and continuously evolving. Any actual or perceived adverse development in Bitcoin or other cryptocurrencies can significantly affect market demand for mining activities, mining machines and cryptocurrency transactions. In addition, any event or rumor that generates negative publicity for the cryptocurrency market could hinder the development and reduce market acceptance of cryptocurrency applications. Under such circumstances, our business, results of operations and financial condition could be materially and adversely affected.

If we are unable to manage our growth or execute our strategies effectively, our business, results of operations and financial condition may be materially and adversely affected

We are in the process of developing integrated circuits (the “ICs”) for mining other cryptocurrencies in order to adapt our future models of mining machines to other cryptocurrencies promptly and efficiently when all the Bitcoins have been discovered or Bitcoin is replaced by other cryptocurrencies as the mainstream cryptocurrency. We began to provide mining machine hosting services in 2017 and intend to leverage our experience in the mining machine industry to establish mining farms and provide cryptocurrency trading-related services to the cryptocurrency community in order to diversify our offerings. We have halted all mining machine custody services in the PRC at the end of April 2021, and we are in the process of locating and/or constructing compliant mining farms in North America and Europe. As of the date of this annual report, we have established two cryptocurrency exchange platforms outside the PRC; have received registration approval from the Australian Transaction Reports and Analysis Centre (AUSTRAC) as a digital currency exchange and acquired a company with an Australian Financial Services License (AFSL) for engaging in financial services in Australia; have received the Trust or Company Service Providers (TCSP) license and approval to provide company and trust service business in Hong Kong; and we are in the process of obtaining relevant licenses and approvals for our subsidiaries in Singapore, Hong Kong, the Bahamas and New Zealand to engage in cryptocurrency trading. We also intend to set up a cryptocurrency exchange platform and/or online brokerage services in the United States. We may fail to successfully execute our expansion plan due to our limited resources and other reasons beyond our control. For example, the gain we obtain from running mining farms may not cover their operating expenses due to a prolonged depression of cryptocurrency prices, and our cryptocurrency trading related services may be unable to compete effectively with other similar services already available to the cryptocurrency community. Should we fail to successfully manage our growth or implement our strategies, the resources we allocate to the new business lines will be wasted, and our business, results of operations and financial condition could be materially and adversely affected.

Each of our subsidiaries in Hong Kong, Canada, Australia, Singapore, the Bahamas, New Zealand and the United States have a limited operating history, which makes it hard for us to evaluate their ability to generate revenue through operations, and to date, each of them has not generated significant revenue from any commercially available blockchain-based products or services

Our subsidiaries in Hong Kong, Canada, Australia, Singapore, the Bahamas, New Zealand and the United States were recently formed from August 2020 to November 2021 for the purpose of establishing our cryptocurrency exchanges and online brokerages. Their limited operating history and the relative immaturity of the blockchain industry make it difficult for us to evaluate their current business and future prospects. They have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate uses of their limited resources, gaining market acceptance, managing a complex and evolving regulatory landscape and developing new products. These subsidiaries’ current or future operating model may require changes in order for them to scale their operations efficiently and be successful. Investors in our securities should consider the business and prospects of our overseas subsidiaries in these countries in light of the risks and difficulties they face as early-stage companies focused on developing products in the field of financial technology.

We may not successfully develop, market or launch any future cryptocurrency exchanges or online brokerages or continue operating our existing cryptocurrency exchanges

In April 2021, we launched our first self-developed proprietary cryptocurrency exchange platform Ebonex and in February 2022, we launched another self-developed proprietary cryptocurrency exchange platform, also branded Ebonex, in Australia. As of the date of this annual report, both cryptocurrency exchange platforms have only been accessed and/or utilized by a small number of users and have not generated significant revenue. In December 2021 and March 2022, we have received registration approval from the AUSTRAC as a digital currency exchange and acquired a company with an AFSL for engaging in financial services in Australia. In September and December 2021, we have received the TCSP License and approval from the Companies Registry of Hong Kong, which will allow us to engage in company and trust service business in Hong Kong. In January 2022, we have received registration approval as a Trust Company by the Companies Registry of Hong Kong, which will allow us to engage in trust related business in Hong Kong. We are in the process of obtaining relevant licenses and approvals for our subsidiaries in Singapore, Hong Kong, the Bahamas and New Zealand to engage in cryptocurrency trading and we are at an initial preparatory stage of executing our plan to launch blockchain-enabled financial business or online brokerages in the United States. There is no guarantee that we will receive any additional required approvals and licenses for our proposed business in such jurisdictions in a timely manner or on commercially reasonable terms, or at all, or that we will commence the proposed business as planned, or at all. Additionally, as we have limited experience in operating the proposed business, we will need to obtain additional management, regulatory compliance technical expertise and devote substantial time and effort to these initiatives, which may not be as profitable as we expected or at all. We also need to obtain additional capital resources to pursue development of cryptocurrency exchanges or online brokerages, and we may not be successful in raising that capital. In addition, we may face relevant restrictions from existing and future regulations in connection with our expansion into this line of business. While we have been closely monitoring the development of the relevant regulations and have been in communication with regulatory authorities, this business initiative may not be viable due to regulatory concerns. Our plan to develop, market or launch any future cryptocurrency exchanges or online brokerages or to continue operating our existing cryptocurrency exchanges may suffer significant delays in our efforts and may ultimately not be successful. It is possible that the launch of our future cryptocurrency exchanges and/or online brokerages may never occur, and even if the proposed business is successfully developed, it is possible that it will not be accessed or utilized by a sufficient number of users or will otherwise not achieve viable business scale or market acceptance.

We depend on major mobile operating systems and third-party platforms for the distribution of certain products. If Google Play, the Apple App Store, or other platforms prevent customers from downloading our apps, our ability to grow may be adversely affected

We rely upon third-party platforms for the distribution of certain products and services. Our Ebonex apps are provided to eligible users as free applications through both the Apple App Store and the Google Play Store, and are also accessible via mobile and traditional websites. The Google Play Store and Apple App Store are global application distribution platforms and the main distribution channels for our apps. As such, the promotion, distribution, and operation of our apps are subject to the respective platforms’ terms and policies for application developers, which are very broad and subject to frequent changes and re-interpretation. Further, these distribution platforms often contain restrictions related to cryptocurrency assets that are uncertain, broadly construed, and can limit the nature and scope of services that can be offered. If our products are found to be in violation of any such terms and conditions, we may no longer be able to offer our products through such third-party platforms. There can be no guarantee that third-party platforms will continue to support our product offerings, or that customers will be able to continue to use our products. Any changes, bugs, technical or regulatory issues with third-party platforms, our relationships with mobile manufacturers and carriers, or changes to their terms of service or policies could degrade our products’ functionalities, reduce or eliminate our ability to distribute our products, give preferential treatment to competitive products, limit our ability to deliver high quality offerings, or impose fees or other charges, any of which could affect our product usage and harm our business.

Our intellectual property rights are valuable, and any inability to protect them could adversely impact our business, operating results, and financial condition

Our business depends in large part on our proprietary technology and our brand. We rely on, and expect to continue to rely on, a combination of patent, trademark, trade dress, domain name, copyright, and trade secrets, as well as confidentiality and license agreements with our employees, contractors, consultants, and third parties with whom we have relationships, to establish and protect our brand and other intellectual property rights. However, our efforts to protect our intellectual property rights may not be sufficient or effective. Our proprietary technology and trade secrets could be lost through misappropriation or breach of our confidentiality and license agreements, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. There can be no assurance that our intellectual property rights will be sufficient to protect against others offering products, services, or technologies that are substantially similar to ours and that compete with our business. As a result, we may be forced into an adverse price competition that reduces our profit margin.

Our ability to successfully defend intellectual property challenges from competitors and other parties may depend, in part, on our ability to counter-assert our patents defensively. Effective protection of our intellectual property may be expensive and difficult to maintain, both in terms of application and registration costs as well as the costs of defending and enforcing those rights. As we have grown, we have sought to obtain and protect our intellectual property rights in an increasing number of countries, a process that can be expensive and may not always be successful. In some instances, patent applications or patents may be abandoned or allowed to lapse, resulting in partial or complete loss of patent rights in a relevant jurisdiction. Further, intellectual property protection may not be available to us in every country in which our products and services are available. For example, some foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against certain third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. We may also agree to license our patents to third parties as part of various patent pools and open patent projects. Those licenses may diminish our ability, though, to counter-assert our patents against certain parties that may bring claims against us. Even when we are able to obtain intellectual property rights protections, there is no guarantee that we will be able to effectively enforce our rights. In this respect, we may incur expenses and efforts to monitor and enforce our intellectual property rights. Infringement of our intellectual property rights and the resulting diversion of resources to protect such rights through litigation or other means could also adversely affect our profitability.

If Bitcoin is replaced by other cryptocurrencies as the mainstream cryptocurrency, we will lose the market for our current mining machines and our results of operations will be materially and adversely affected

Although we have begun to develop new chips for mining other cryptocurrencies, all of our revenue from sales of cryptocurrency mining machines was generated from the sale of mining machines designed for Bitcoin mining in 2019, 2020 and 2021. We face the risk that other cryptocurrencies could replace Bitcoin as the largest cryptocurrency, which may in turn negatively impact the value of Bitcoin and diminish interest in mining Bitcoin. Acceptance of Bitcoin may decline due to various reasons such as the following:

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

If fewer people accept Bitcoin currency or fewer merchants accept Bitcoin as a payment method, Bitcoin may decline in value. Although Bitcoin is currently the largest cryptocurrency by market capitalization, a substantial amount of Bitcoin-related transactions may be speculation-related and a technological breakthrough in the form of a better cryptocurrency is a continuous threat. Other cryptocurrencies may be designed with algorithms that are not compatible with the kind of computing done by application-specific integrated circuit (“ASIC”) chip mining machines. If such a cryptocurrency were to become dominant, our existing technological know-how may not be applicable in creating hardware for participants in that cryptocurrency network, and we may face greater competition from new players. In addition, since the value of and support for Bitcoin depend entirely on the community using it, any disagreement between the users may result in the splitting of the network to support other cryptocurrencies and the users may sell all their Bitcoins and switch to other cryptocurrencies. As a result, our mining machines and our results of operations would be materially and adversely affected.

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

In 2019, 2020 and 2021, all of our ASIC wafers were fabricated by Samsung. We principally purchased ASIC chips either directly from Samsung or through intermediaries that purchased from Samsung. However, this arrangement does not guarantee that Samsung will reserve foundry capacity for us, which we believe is in line with market arrangements with other wafer foundries.   As such, there are risks that Samsung may be unable to accept our purchase orders or continue their supply of ASIC wafers to us. Such changes may result in delays to our production, which could negatively affect our reputation and results of operations.

In order to reduce our reliance on Samsung, we have established working relations with Taiwan Semiconductor Manufacturing Company, Limited, or TSMC, since November 2017. However, we cannot guarantee that we will be able to continue to source ASIC wafers from Samsung or TSMC on the same or similar terms or in a timely manner, or start to source ASIC wafers from other suppliers. In addition, replacing a supplier may require that we divert attention and resources away from our business. We may also suffer lower gross profit margins if we fail to pass on any additional costs to our customers. As a result, a change in our relationship with Samsung or TSMC could have a significant negative impact on our business, financial condition and results of operation.

We depend on a limited number of suppliers to allocate to us a portion of their manufacturing capacity sufficient to meet our needs, to produce products of acceptable quality and at acceptable final test yields, and to deliver those products to us on a timely basis and at acceptable prices. These suppliers may raise prices or may be unable to meet our required capacity for any reason, such as shortages or delays in the shipment of semiconductor equipment or raw materials required to manufacture our ICs. In particular, we have experienced a global shortage in semiconductors beginning 2021, which may have adversely impacted the production activity and capacity of our third-party foundry partners. If these third-party foundry partners fail to succeed in their technology migration or secure enough semiconductors, they will not be able to deliver to us qualified ICs in a sufficient amount, which will significantly affect our technological advancement and shipment of Bitcoin mining machines. This could in turn result in lost sales and have a material adverse effect on our relationships with our customers and on our business and financial condition. In addition, our business relationships with the suppliers may deteriorate. For example, in November 2019, we brought a legal action against a then-major supplier for breach of contract for delivering defective products. Under such circumstances, we may not be able to obtain the required capacity and would have to seek alternative suppliers, which may not be available on commercially reasonable terms, or at all. Moreover, it is possible that other customers of these suppliers that are larger and/or better financed than we are, or that have long-term contracts with them, may receive preferential treatment in terms of capacity allocation or pricing. In addition, if we do not accurately forecast our capacity needs, these suppliers may not have available capacity to meet our immediate needs or we may be required to pay higher costs to fulfill those needs, either of which could materially and adversely affect our business, financial condition and results of operations.

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

The decentralized nature of cryptocurrency may be subject to challenges, which could negatively affect our results of operations

A key reason for Bitcoin and other cryptocurrencies to have attracted many new and committed users in a short period of time is its decentralized nature, or the lack of control by a central authority. However, there are divergent views on the decentralized nature of cryptocurrencies. For example, there are claims that most of the actual services and businesses built within the cryptocurrency ecosystem are in fact centralized since they are run by specific people, in specific locations, with specific computer systems, and that they are susceptible to specific regulations. Individuals, companies or groups, as well as cryptocurrency exchanges that control vast amounts of cryptocurrency can affect cryptocurrency’s market prices. Furthermore, mining equipment production and mining pool locations may become centralized. The concerns or skepticism about the decentralized nature of Bitcoin may cause customers to lose confidence in the cryptocurrency industry’s prospects. This in turn could adversely affect the market demand for our mining machines, the operation of our cryptocurrency exchanges and our business. Furthermore, the possibility that a person or a coordinated group of people may gain more than 50% control of the process power active on Bitcoin and be able to manipulate transactions, despite the intended decentralized structure, may also erode confidence in Bitcoin. Our business, prospects and results of operations therefore may adversely be affected by the divergent views on the decentralized nature of Bitcoin.

Change of Bitcoin algorithms and mining mechanisms may materially and adversely affect our business and results of operations

Our ASIC chips are designed for proof-of-work, or POW, mechanism, which the Bitcoin network uses to validate Bitcoin transactions. Many within the Bitcoin community believe that POW is a foundation within Bitcoin’s code that would not be changed. However, there have been debates on mechanism change to avoid the “de facto control” by a great majority of the network computing power. With the possibility of a change in rule or protocol of the Bitcoin network, if our Bitcoin mining machines cannot be modified to accommodate any such changes, our mining machines will not be able to meet customer demand, and the results of our operations will be significantly affected. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Cryptocurrency, Blockchain and Mining Related Businesses—The administrators of the Bitcoin network’s source code could propose amendments to the Bitcoin network’s protocols and software that, if accepted and authorized by the Bitcoin network’s community, could adversely affect our business, results of operations and financial condition” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Cryptocurrency, Blockchain and Mining Related Businesses—The acceptance of Bitcoin network software patches or upgrades by a significant, but not overwhelming, percentage of the users and miners in the Bitcoin network could result in a “fork” in the blockchain, resulting in the operation of two separate networks that cannot be merged. The existence of forked blockchains could erode user confidence in Bitcoin and could adversely impact our business, results of operations and financial condition.”

We face risks associated with the expansion of our blockchain products business operations overseas and if we are unable to effectively manage such risks, our business growth and profitability may be negatively affected

We intend to grow our blockchain products business in part by expanding our sales network and operations internationally. Currently, we mainly rely on our production partners in South Korea and Taiwan, including Samsung and TSMC, for the fabrication, testing and packaging of our ASICs. Any significant deterioration in the cross-strait relationship may have a negative impact on the ability of our production partners in Taiwan to fulfill their contractual obligations and ship the ASICs to us, which could have a material and adverse effect on our business, financial condition and results of operations. Our expansion plans also include possibly establishing an assembly facility and offices for sales, research and development and other operations in the United States; and we are at an initial preparatory stage of establishing other cryptocurrency exchange platforms in Hong Kong and overseas. Any significant deterioration in the relationship between China and any of these countries and region may have a material and adverse effect on our proposed business operations in these jurisdictions. However, there are risks associated with such global expansion plans, including:

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

We plan to increase our export of mining machines to the United States and the European Union in the future, which may be subject to high tariff rates resulting from protectionism trade policies, and as a result, our future sales volumes, profitability and results of operations will be materially and adversely affected

Historically, only a small portion of our mining machines were exported to the United States. Going forward we plan to increase our export of mining machines to the U.S. market. However, the United States and China have recently been involved in controversy over trade barriers in China that have threatened a trade war between these two countries, and have implemented or proposed to implement tariffs on certain imported products. Although the United States had not announced any trade policies that may directly impact the export of our mining machines as of the date of this annual report, we cannot accurately predict whether any anti-dumping duties, tariffs or quota fees will be imposed on our mining machines by the United States in the future. Any export requirements, tariffs, taxes and other restrictions and charges imposed by the United States on our mining machines could significantly increase our customers’ purchase costs of our mining machines and make our mining machines less competitive in the U.S. market. As a result, our future sales volumes, profitability and results of operations could be adversely affected.

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

In addition, as we intend to establish and operate mining farms to provide hosting services for third parties and engage in proprietary Bitcoin and other cryptocurrency mining activities to mine cryptocurrencies for ourselves in the near future, any increase in energy prices or a shortage in power supply in locations where our future mining farms are located may increase our potential mining costs and reduce the expected economic returns from our proprietary mining operation significantly.

The average selling prices of certain products may decrease from time to time due to technological advancement and we may not be able to pass onto our suppliers such decreases, which may in turn adversely affect our profitability

The IC design industry is characterized by rapid launches of new products, continuous technological advancements and changing market trends and customer preferences, all of which translate to a shorter life cycle and a decrease in the average selling prices of products over time. For example, the average selling price per unit for our E12 Bitcoin mining machines decreased from US$681 in 2020 to US$482 in 2021, and the average selling price per TH/s decreased from US$15 in 2020 to US$11 in 2021. Because we compete in the environment of rapidly-evolving technology advancement and market trends and developments of the IC design industry, we cannot assume you that we will be able to pass on any decrease in average selling prices of our products to our suppliers. If the average selling prices of our products unusually or significantly decrease and such decreases cannot be offset by a corresponding decrease in the prices of the principal components of our products, our gross profit margins may be materially and adversely affected, which in turn, may adversely affect our profitability.

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

Cryptocurrency exchanges and wallets, and to a lesser extent, a cryptocurrency blockchain itself, may suffer from hacking and fraud risks, which may adversely erode user confidence in cryptocurrencies, and adversely impact our brand and reputation and our business, operating results, and financial condition

Cryptocurrency transactions are entirely digital and, as with any virtual system, face risk from hackers, malware and operational glitches. For example, hackers can target cryptocurrency exchanges, wallets, and custodians to gain unauthorized access to the private keys associated with the wallet addresses where cryptocurrencies are stored. Cryptocurrency transactions and accounts are not insured by any type of government program and cryptocurrency transactions generally are permanent by design of the networks. Certain features of cryptocurrency networks, such as decentralization, the open source protocols, and the reliance on peer-to-peer connectivity, may increase the risk of fraud or cyber-attack by potentially reducing the likelihood of a coordinated response. Cryptocurrencies have suffered from hacking risks and several cryptocurrency exchanges and miners have reported cryptocurrency losses, which highlight concerns over the security of cryptocurrencies and in turn affect the demand and the market price of cryptocurrencies. In addition, while cryptocurrencies use private key encryption to verify owners and register transactions, fraudsters and scammers may attempt to sell false cryptocurrencies. The techniques used to obtain unauthorized, improper, or illegal access to systems and information (including customers’ personal data and cryptocurrency assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. Additionally, certain threats are designed to remain dormant or undetectable until launched against a target and we may not be able to implement adequate preventative measures. These risks may adversely affect the operation of the cryptocurrency network which would erode user confidence in cryptocurrencies, or in the use of technology to conduct financial transactions, which could negatively impact us, including the market perception of the effectiveness of our security measures and technology infrastructure in our cryptocurrency exchange platforms and the demand for our mining machines.

In particular, our cryptocurrency exchange business involves the collection, storage, processing, and transmission of confidential information, customer, employee, service provider, and other personal data, as well as information required to access customer assets. We have built our reputation on the premise that our platforms offer customers a secure way to purchase, store, and transact in cryptocurrency assets. As a result, any actual or perceived security breach of our cryptocurrency exchange platforms or our third-party partners may:

●	harm our reputation and brand;

●	result in our systems or services being unavailable and interrupt our operations;

●	result in improper disclosure of data and violations of applicable privacy and data protection laws;

●	result in significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, and financial exposure;

●	cause us to incur significant remediation costs;

●	lead to theft or irretrievable loss of our or our customers’ fiat currencies or cryptocurrency assets;

●	reduce customer confidence in, or decreased use of, our products and services;

●	divert the attention of management from the operation of our business;

●	result in significant compensation or contractual penalties from us to our customers or third parties as a result of losses to them or claims by them; and

●	adversely affect our business and operating results.

Although we have developed systems and processes designed to protect the data we manage, prevent data loss and other security breaches, effectively respond to known and potential risks, and expect to continue to expend significant resources to bolster these protections, there can be no assurance that these security measures will provide absolute security or prevent breaches or attacks. As of the date of this annual report, we have not experienced breaches of our security measures, however, we may experience in the future, breaches of our security measures due to human error, malfeasance, insider threats, system errors, vulnerabilities, or other irregularities. Certain types of cyberattacks could harm us even if our systems are left undisturbed. Unauthorized parties may attempt, to gain access to our systems and facilities, as well as those of our customers, partners, and third-party service providers, through various means, including hacking, social engineering, phishing, and attempting to fraudulently induce individuals (including employees, service providers, and our customers) into disclosing usernames, passwords, payment card information, or other sensitive information, which may in turn be used to access our information technology systems and customers’ cryptocurrency assets. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. Certain threat actors may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. We may also acquire other companies that expose us to unexpected security risks or increase costs to improve the security posture of the acquired company. Further, there has been an increase in such activities as a result of the COVID-19 pandemic. As a result, our costs and the resources we devote to protecting against these advanced threats and their consequences may continue to increase over time.

From time to time, we may encounter technical issues in connection with the integration of supported cryptocurrency assets and changes and upgrades to their underlying networks, which could adversely affect our business

In order to support any supported cryptocurrency assets, a variety of front and back-end technical and development work is required to implement our wallet, custody, trading, staking and other solutions for our customers, and to integrate such supported cryptocurrency assets with our existing technical infrastructure. For certain cryptocurrency assets, a significant amount of development work is required and there is no guarantee that we will be able to integrate successfully with any existing or future cryptocurrency assets. In addition, such integration may introduce software errors or weaknesses into our platforms, including our existing infrastructure. Even if such integration is initially successful, any number of technical changes, software upgrades, soft or hard forks, cybersecurity incidents, or other changes to the underlying blockchain network may occur from time to time, causing incompatibility, technical issues, disruptions, or security weaknesses to our platforms. If we are unable to identify, troubleshoot and resolve any such issues successfully, we may no longer be able to support such cryptocurrency assets, our customers’ assets may be frozen or lost, the security of our hot, warm, or cold wallets may be compromised, and our platforms and technical infrastructure may be affected, all of which could adversely impact our business.

Failure to comply with anti-corruption and anti-money laundering laws, including the Foreign Corrupt Practices Act (the “FCPA”) and similar laws associated with our activities outside of the United States, could subject us to penalties and other adverse consequences

We operate an international business and may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We are subject to the FCPA, and other applicable anti-corruption and anti-money laundering laws in certain countries in which we conduct activities. The FCPA prohibits providing, offering, promising, or authorizing, directly or indirectly, anything of value to government officials, political parties, or political candidates for the purpose of obtaining or retaining business or securing any improper business advantage. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls.

In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by the FCPA, or other applicable laws and regulations. We face significant risks if we or any of our directors, officers, employees, contractors, agents or other partners or representatives fail to comply with these laws and governmental authorities in the United States and elsewhere could seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, operating results, prospects and financial condition.

Any violation of the FCPA, other applicable anti-corruption laws, or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a materially adverse effect on our reputation, business, operating results, prospects and financial condition. In addition, responding to any enforcement action or internal investigation related to alleged misconduct may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

There is a lack of liquid markets for cryptocurrencies, and blockchain/Bitcoin-based assets are susceptible to potential manipulation

Cryptocurrencies that are represented and trade on a ledger-based platform may not necessarily benefit from viable trading markets. Stock exchanges have listing requirements and vet issuers, requiring them to be subjected to rigorous listing standards and rules; and monitor investors transacting on such platform for fraud and other improprieties. These conditions may not necessarily be replicated on a distributed ledger platform, depending on the platform’s controls and other policies. The laxer a distributed ledger platform is about vetting issuers of cryptocurrency assets or users that transact on the platform, the higher the potential risk for fraud or the manipulation of the ledger due to a control event. These factors may decrease liquidity or volume or may otherwise increase volatility of investment securities or other assets trading on a ledger-based system, which may adversely affect us. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin or other cryptocurrencies we acquire or hold for our own account and harm investors.

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

Because there has been limited precedent set for financial accounting of Bitcoin and other Bitcoin assets, the determination that we have made for how to account for Bitcoin assets transactions may be subject to change

Because there has been limited precedent set for the financial accounting of cryptocurrencies and related revenue recognition and no official guidance has yet been provided by the Financial Accounting Standards Board, the PCAOB or the SEC, it is unclear how companies may in the future be required to account for Bitcoin transactions and assets and related revenue recognition. A change in regulatory or financial accounting standards could result in the necessity to change our accounting methods and restate our financial statements. Such a restatement could negatively impact our business, prospects, financial condition and results of operation. Such circumstances would also have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which would potentially have a material adverse effect on the value of any cryptocurrencies we hold or expects to acquire for our own account and harm investors.

Other Risks Relating to Our Business Operations

The global coronavirus COVID-19 outbreak has caused significant disruptions in our business, which we expect may continue to materially and adversely affect our results of operations and financial condition

The outbreak of COVID-19 has spread throughout the world. On March 11, 2020, the World Health Organization declared the outbreak a global pandemic. There has been and continues to be widespread infection in the United States with a second wave now appearing in China and elsewhere, with the potential for catastrophic impact. Mandatory business closures have had catastrophic impacts on worldwide economies of uncertain duration. This global outbreak has also caused market panics, which materially and negatively affected the global financial markets, such as the plunge of global stocks on major stock exchanges in March 2020. Such disruption and the potential slowdown of the world’s economy in 2020 and beyond could have a material adverse effect on our results of operations and financial condition. We and our customers experienced and may continue to experience significant business disruptions and suspension of operations due to quarantine measures to contain the spread of the pandemic, which have caused and may continue to cause shortages in the supply of raw materials, reduction in our production capacity, increase in the likelihood of default from our customers and product delivery delays. The pandemic has also led to great volatility in the Bitcoin price, which has adversely affected and may continue to negatively affect the demand for our mining machines both in terms of the price and the quantity.

Our business operation was also disrupted, and may continue to be disrupted, if any of our employees are suspected of having contracted any contagious disease or condition, since it could require our employees to be quarantined, self-isolated or our offices and production to be closed down and disinfected. We have taken a series of measures in response to the outbreak to protect our employees, including, among others, temporary closure of some offices, remote working arrangements for our employees and travel restrictions or suspension. All of these had, and may continue to, have a material adverse effect on our results of operations and financial condition in the near term.

Our third-party manufacturers, suppliers, sub-contractors and customers have been and will continue to be disrupted by worker absenteeism, quarantines, restrictions on employees’ ability to work, office and factory closures, disruptions to ports and other shipping infrastructure, border closures, or other travel or health-related restrictions. Depending on the magnitude of such effects on our supply chain, shipments of parts from our manufacturers and suppliers, have been and may continue to be delayed. Supply chain disruptions could therefore negatively impact our operations.

The effectiveness of the COVID-19 vaccine and vaccination programs remains to be verified worldwide, including against variants of the virus. The sweeping nature of the COVID-19 pandemic makes it extremely difficult to predict how the company’s business and operations will be affected in the longer run. So far, the likely overall economic impact of the pandemic is widely viewed as highly negative to the global economy.

We are closely monitoring the development of the COVID-19 pandemic and continuously evaluating any further potential impact on our business, results of operations and financial condition, which we believe will depend on the duration and degree of the pandemic. If the outbreak persists or escalates, we may be subject to further negative impact on our business operations and financial condition.

High customer concentration exposes us to all of the risks faced by our major customers and may subject us to significant fluctuations or declines in revenues

Our customers include both enterprises and individuals. A limited number of our major customers, however, have contributed a significant portion of our revenues in the past. Our revenue from the top three largest customers accounted for approximately 34%, 50% and 50% of our total revenues in 2019, 2020 and 2021, respectively. Our revenue from the top ten largest customers accounted for approximately 58%, 91% and 81% of our total revenues in 2019, 2020 and 2021. Although we continually seek to diversify our customer base, we cannot assure you that the proportion of the revenue contribution from these customers to our total revenues will decrease in the near future. We offer credit sales to our major, long-term customers. Dependence on a limited number of major customers will expose us to the risks of substantial losses and may increase our account receivables and extend its turn over days if any of them reduces or even ceases business collaborations with us. Specifically, any one of the following events, among others, may cause material fluctuations or declines in our revenues and have a material and adverse effect on our business, financial condition, results of operations and prospects:

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

We have been involved, and may continue to be involved, in disputes, claims or proceedings arising from our operations or class actions from time to time, which could result in significant liabilities and reputational harm and could materially and adversely affect our business, financial condition and results of operations

We have been, and in the future may continue to be, involved in disputes, claims or proceedings arising out of our operations. For example, we are currently involved in several ongoing civil actions in relation to our sales of mining machines, among others, to a customer and our procurement of ASIC wafers from a supplier.  See “Item 4. Information on the Company—B. Business Overview —Legal Proceedings.” In addition, we may have disagreements with regulatory bodies in the course of our operations, which may subject us to administrative proceedings and unfavorable orders, directives or decrees that may result in financial losses. Ongoing disputes, claims or proceedings may divert our management’s attention and consume their time and our other resources.

In the past, shareholders of public companies have often brought securities class action suits against an issuer following periods of instability in the market price of an issuer’s securities, or after the publication of third-party research reports. In April 2021, a negative research report was published about us by Hindenburg Research (the “Hindenburg Report”). Subsequently in April and July of 2021, two securities class action lawsuits were filed against us and our Chief Executive Officer and Chief Financial Officer in the U.S. District Courts, of which complaints relied extensively on the Hindenburg Report. Both class actions were voluntarily dismissed by the plaintiffs in July and October 2021, respectively. As of the date of this annual report, we are not aware of any other lawsuits threatened or filed against us based on the Hindenburg Report or any alleged violation of securities laws. We cannot assure you that there would not be any future claims against us or that we would successfully defend against them. Any such suit, whether or not successful, could harm our reputation, result in share price volatility and a loss of customers, and restrict our ability to raise capital in the future. Even if claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and require significant expenditures, which could prevent us from competing effectively and could have an adverse effect on our business, operating results, and financial condition. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations. Furthermore, any disputes, claims or proceedings which are initially not of material importance may escalate and become important to us, due to a variety of factors, such as the facts and circumstances of the cases, the likelihood of loss, the monetary amount at stake and the parties involved. As of the date of this annual report, we are not able to quantify the likelihood or amount of exposure from any of these potential actions.

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

We are exposed to credit risks and concentration of credit risks in relation to defaults from counterparties

There are credit risks associated with our business. In particular, a drop in the Bitcoin price may also result in lower economic returns for mining activities of our blockchain customers and adversely affect their businesses and financial conditions, which may further affect their credit profiles and their ability to settle our accounts receivables. Although we generally require our blockchain customers to make full payment for our mining machines before delivery of products, in 2018 we began offering credit sales to customers in China. As of December 31, 2019, 2020 and 2021, our net accounts receivable was US$8.1 million and US$7.2 million and US$9.9 million, respectively, and we recorded allowance for doubtful accounts of US$1.8 million, US$4.8 million and US$4.6 million as of the same dates.

In addition, we also face concentration of credit risks associated with our business. Our exposure to credit risk is influenced mainly by the individual characteristics of each customer as well as the industry or country in which the customers operate and is concentrated on a few customers. As of December 31, 2019, 2020 and 2021, 15%, 24% and 13% of our total accounts receivables were due from one of our customers, respectively, and approximately 42%, 53% and 37% of our accounts receivables were attributable to three of our customers, respectively.

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

The businesses that we are pursuing through certain of our subsidiaries’ initiatives are novel and subject to technical, operational, financial, regulatory, legal, reputational and marketing risks and we cannot assure you that such acquisitions or strategic alliances may be successfully implemented

We have and may continue to acquire interests in various businesses, including financial technology companies, broker-dealers, and digital currency transfer and payment businesses. We have limited experience with the operation of such businesses. In some countries the licensing requirements and regulations expressly cover companies engaged in digital currency activities; in others it is not clear whether or how the existing laws and regulations apply to digital currency activities. Licenses and registrations that we may be required to obtain may subject us to various anti-money laundering, know-your-customer, record-keeping, reporting and capital and bonding requirements, limitations on the investment of customer funds, and inspection by regulatory agencies. These are areas in which we do not have substantial experience and which are subject to the risks of new and novel businesses, including technical, operational, financial, regulatory, legal and reputational risks, as well as the risk that we may be unable to market, license or sell our technology successfully or profitably. The occurrence of any such risks, any such penalties, or even allegations of criminal or civil misconduct, could have a material adverse effect on us and on our financial results and business.

We may look for other potential acquisitions or strategic alliances in the future to expand our business. However, we may not be able to find suitable acquisition candidates, complete acquisitions on favorable terms, if at all, or integrate any acquired business, products or technologies into our operations. If we do complete acquisitions, they may be viewed negatively by customers or investors and they may not enable us to strengthen our competitive position or achieve our goals. In addition, any acquisitions that we make could lead to difficulties in integrating personnel, technologies and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Moreover, acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities and increase our expenses. Future acquisitions may reduce our cash available for operations and other uses, and could result in increases in amortization expenses related to identifiable intangible assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt. We cannot predict the number, timing or size of future acquisitions, or the effect that any such acquisitions might have on our operating results.

Our prepayments to suppliers may subject us to counterparty risk associated with such suppliers and negatively affect our liquidity

We are required to prepay some of our suppliers before the service is provided to secure the supplier’s production capacity. As of December 31, 2019, 2020 and 2021, the outstanding balance of prepayments we made to our third-party foundry partners amounted to US$1.1 million, US$0.2 million, and US$1.1 million, respectively. The amount of our prepayments may significantly increase as we continue to pursue technological advancement. We are subject to counterparty risk exposure to our suppliers. Any failure by our suppliers to perform their contract obligations on a timely manner and/or with our requested quality may result in us not being able to fulfill customers’ orders accordingly. In such event, we may not be able to regain the prepayment in a timely manner or in full, even though our suppliers are obligated to return such prepayments under specified circumstances as previously agreed upon. Furthermore, if the cash outflows for the prepayments significantly exceed the cash inflows during any period, our future liquidity position will be adversely affected.

If we experience difficulty in collecting our trade receivables, our liquidity, financial condition and results of operations would be negatively impacted.

We derive our revenues from the sale of products and are subject to counterparty risks such as our customer’s inability to pay. As of December 31, 2019, 2020 and 2021, our trade receivables amounted to US$8.1 million, US$7.2 million, and US$9.9 million, respectively. There can be no assurance that we will be able to collect our trade receivables on a timely basis, and our trade receivable turnover days may increase, which in turn could materially and adversely affect our liquidity, financial condition and results of operations.

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

In order to maintain an appropriate inventory level of finished goods and raw materials to meet market demand, we adjust our procurement amount and production schedule from time to time based on customers’ orders and anticipated demand. We also carry out an inventory review and an aging analysis on a regular basis. We make provision for obsolete and slow-moving inventory of raw materials and finished goods that are no longer suitable for use in production or sale. However, we cannot guarantee that these measures will always be effective and that we will be able to maintain an appropriate inventory level. We may also be exposed to the risk of holding excessive inventory, including older generation mining machines that are less marketable as well as older ASIC chips which may increase our inventory holding costs and subject us to the risk of inventory obsolescence or write-offs, which could have a material adverse effect on our business, results of operations and financial condition. For example, we recorded write-down for the potentially obsolete, slow-moving inventory and lower of cost or market adjustment of US$6.3 million, US$3.6 million and US$2.2 million in 2019, 2020 and 2021, respectively. If we cannot maintain an appropriate inventory level, we may lose sales and market share to our competitors.

We require various approvals, licenses, permits and certifications to operate our business. If we fail to obtain or renew any of these approvals, licenses, permits or certifications, it could materially and adversely affect our business and results of operations

In accordance with the laws and regulations in the jurisdictions in which we operate, we are required to maintain various approvals, licenses, permits and certifications in order to operate our business or engage in the business we plan to enter into. Complying with such laws and regulations may require substantial expenses, any non-compliance may expose us to liability. In the event of that government authorities consider us to be in non-compliance, we may have to incur significant expenses and divert substantial management time to rectify the incidents. If we fail to obtain all the necessary approvals, licenses, permits and certifications, we may be subject to fines, sanctions, revocation of licenses or permits to operate our business, or the suspension of operations of the facilities that do not have the requisite approvals, licenses, permits or certifications, which would adversely affect our reputation, business and results of operations. See “Regulation” for further details on the requisite approvals license permits and certifications.

We have previously made sales to Iran, which is subject to sanctions, and our interactions with a blockchain may expose us to SDN and other regulations administered by the United States

Iran is subject to a comprehensive sanctions program administered by the Office of Foreign Assets Control, or OFAC, and shipments of products subject to the Export Administration Regulations promulgated by the Bureau of Industry and Security, or BIS, in the Commerce Department are also subject to restrictions. In 2016 and 2017, we engaged in transactions that included the sale and/or delivery of our products to Iran under circumstances that may involve breaches of U.S. sanctions and export control laws. On August 2, 2018, we disclosed these transactions to both OFAC and BIS by our submission of Voluntary Self Disclosures, or VSDs. On January 25, 2019, BIS closed the VSD with a Warning Letter and no penalty. On March 4, 2019, OFAC closed the VSD with a Cautionary Letter and no penalty.

OFAC requires us to not conduct business with persons named on its specially designated nationals (“SDN”) list. However, because of the pseudonymous nature of blockchain transactions we may inadvertently and without our knowledge engage in transactions with persons named on OFAC’s SDN list or from countries on OFAC’s sanctioned countries’ list. While we have implemented internal control measures to mitigate our risk exposure to international sanctions, sanctions laws and regulations are constantly evolving, new persons and entities are regularly added to the list of SDN list, and we may not be adequately capable of determining the ultimate identity of the individual with whom we transact with respect to selling cryptocurrency assets. Further, new requirements or restrictions could come into effect which might increase the scrutiny on our business or result in one or more of our business activities being deemed to have violated sanctions. To the extent government enforcement authorities enforce these and other laws and regulations that are impacted by decentralized distributed ledger technology, or if they were to determine that any of our future activities constitutes a violation of the sanctions they impose or provides a basis for a sanctions designation of us, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm our reputation and affect the value of our ordinary shares.

We had historically experienced a decrease in our telecommunications business and if we are unable to continue to operate our telecommunications business successfully, we may suspend or cease our telecommunication business entirely

Revenues from our telecommunications business were US$3.3 million, US$1.6 million and US$8.6 million for the years ended December 31, 2019, 2020 and 2021, respectively. In December 2020, we sold all our equity ownership in Hangzhou Yiquansheng Communication Technology Co., Ltd., which provided technology services in the telecommunication sector and had incurred losses since its incorporation, to an affiliate controlled by Mr. Dong Hu, our chairman of the board of directors and Chief Executive Officer. Our telecommunications business will likely continue to be driven by the development of the communications industry in China, government policies, technological changes, user preference, and many other factors beyond our control. There is no guarantee that we will be able to maintain the competitiveness of our products or continue to operate our telecommunications business successfully as a key source of revenue. If we fail to grow our telecommunications business organically, we may suspend or cease such business line entirely.

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

Our production facilities may be unable to maintain efficiency, encounter problems in ramping up production or otherwise have difficulty meeting our production requirements

Our future growth will depend upon our ability to maintain efficient operations at our existing production facilities and our ability to expand our production capacity as needed. The average utilization rate of our SMT production lines was 81.7%, 40.1%, 34.7% for 2019, 2020 and 2021, respectively. The utilization rate of our production facilities depends primarily on the demand for our products and the availability and maintenance of our equipment but may also be affected by other factors, such as the availability of employees, a stable supply of electricity, seasonal factors and changes in environmental laws and regulations. In order to meet our customers’ demands and advancements in technology, we maintain and upgrade our equipment periodically. The pandemic in 2021 continued to negatively affect our production facilities and the utilization rate of our production facilities in 2021. If the pandemic continues or we are unable to maintain our production facilities’ efficiency, we may be unable to fulfill our purchase orders in a timely manner, or at all. This would negatively impact our reputation, business and results of operations.

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

We face intense industry competition

As a blockchain technology company, we operate in a highly competitive environment. Our competitors include companies that may have a larger market share, greater brand recognition, broader international customer base, greater financial resources or other competitive advantages. We anticipate that competition will increase as cryptocurrencies gain greater acceptance and more players join the market. Furthermore, we anticipate encountering new competition as we expand our sales and operations to new locations geographically and into wider applications of blockchain, cryptocurrency mining and mining farm operations, and cryptocurrency exchange and online brokerage businesses. We also compete in the communication network devices industry in China with respect to our telecommunications business. Some of our competitors in this industry include larger, more well-established companies with greater economies of scale and more bargaining power with suppliers.

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

In addition, cryptocurrency asset platforms are relatively new. Many of our cryptocurrency exchange competitors are unlicensed, unregulated, operate without supervision by any governmental authorities, and do not provide the public with significant information regarding their ownership structure, management team, corporate practices, cybersecurity, and regulatory compliance. Since the inception of the crypto economy, numerous cryptocurrency assets platforms have also been sued, investigated, or shut down due to fraud, manipulative practices, business failure, security breaches and government mandated regulation. In many of these instances, customers of these platforms were not compensated or made whole for their losses. In addition, there have been reports that a significant amount of cryptocurrency asset trading volume on cryptocurrency asset platforms is fabricated and false in nature, with a specific focus on unregulated platforms located outside the United States. Such reports may indicate that the market for cryptocurrency asset platform activities is significantly smaller than otherwise understood. Negative perception, a lack of stability and standardized regulation in the crypto economy, and the closure or temporary shutdown of cryptocurrency asset platforms, and associated losses suffered by customers may reduce confidence in the crypto economy and result in greater volatility of the prices of assets, including significant depreciation in value. Any of these events could harm an adverse impact on our business.

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

The loss of any member of our senior management team, or our failure to attract, train and retain qualified personnel, especially our design and technical personnel, could impair our ability to grow our business and effectively execute our business strategy.

Since our inception, the growth and expansion of our business operations have been dependent upon the business strategies and foresight of our senior management. Our future success depends, in large part, on the continued contributions of our senior management team, specifically Mr. Dong Hu.

In addition, our future success depends on our ability to retain, attract and incentivize qualified personnel, including our management, sales, marketing, finance and especially research and development personnel. As the driver of our technological and product innovations, our research and development personnel represent a very significant asset of ours. As the technology in the semiconductor and blockchain industries are advancing at a quick pace, there is an increasing need for skilled engineers. Many companies across the world are struggling to find suitable candidates for their research and development positions. The process of hiring employees with the combination of skills and characteristics required to implement our strategy can be extremely competitive and time-consuming. We cannot assure you that we will be able to attract adequate personnel as we continue to pursue our business strategies.

Moreover, we cannot assure you that we will be able to retain key existing employees. The loss of any of our founder, senior management or research and development team members could harm our ability to implement our business strategies and respond to the rapidly changing market conditions in which we operate, or could result in other operating risks. The loss of one or more of our key employees, especially our key design and technical personnel, or our inability to retain, attract and motivate qualified design and technical personnel, could have a material adverse effect on our business, financial condition and results of operations.

Our corporate actions are significantly influenced by our principal shareholders, including Dong Hu, our chairman of the board of directors and chief executive officer, who have the ability to exert significant influence over important corporate matters that require approval of shareholders while their interests may differ from those of the other shareholders. This may deprive you of the opportunity to receive a premium for your Class A Ordinary Shares and materially reduce the value of your investment.

Our share capital is designated into Class A ordinary shares and Class B ordinary shares, par value HK$0.001 per share (“Class B ordinary shares”). Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to twenty (20) votes at general meetings of our shareholders. Dong Hu, our chairman of the board of directors and chief executive officer, beneficially owns 100% of our Class B ordinary shares, representing approximately 87.01% of the aggregate voting power of our issued and outstanding share capital as of December 31, 2021. However, the interests of our chairman of the board of directors and chief executive officer may differ from the interests of other shareholders. This concentration of ownership and the protective provisions in our second amended and restated articles of association (the “Articles”) may discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our Class A ordinary shares. We may not be able to enter into other transactions that could be beneficial to us without the consent of our chairman of the board of directors and chief executive officer. As a result of the foregoing, the value of your investment could be materially reduced.

Our deferred tax assets are subject to accounting uncertainties

In the application of our accounting policies, our management is required to make judgments, estimates and assumptions about the carrying amounts of certain assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Therefore, actual results may differ from these accounting estimates. As of December 31, 2019, 2020 and 2021, the carrying value of our total deferred tax assets was US$8.54 million, US$0 and US$0, respectively. Based on our accounting policies, deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized. The realization of a deferred tax asset mainly depends on our management’s estimate as to whether sufficient future profits will be available in the future. Management’s assessment is constantly reviewed and additional deferred tax assets are recognized if it becomes probable that future taxable profits will allow the deferred tax assets to be recovered. If sufficient future taxable profits are not expected to be generated or are less than expected, a material reversal of deferred tax assets may arise in future periods.

Any change or discontinuation of preferential tax treatment we currently enjoy would increase our tax charge

Our PRC subsidiaries are subject to the PRC corporate income tax at a standard rate of 25% on their taxable income, but in 2019, 2020 and 2021, preferential tax treatment was available to three (3) of our PRC subsidiaries. Zhejiang Ebang obtained the “high-tech enterprise” tax status in November 2017, which reduced its statutory income tax rate to 15% from November 2017 to November 2020. Zhejiang Ebang further re-applied and obtained the “high-tech enterprise” tax status in December 2020. Hangzhou Dewang Information Technology Co., Ltd., or Hangzhou Dewang, obtained the “high-tech enterprise” tax status in November 2018, which reduced its statutory income tax rate to 15% from November 2018 to November 2021. Hangzhou Dewang further re-applied and obtained the “high-tech enterprise” tax in December 2021. In addition, Zhejiang Ebang Information Technology Co., Ltd., or Ebang IT, obtained the “high-tech enterprise” tax status in December 2021, which reduced its statutory income tax rate to 15% from December 2021 to December 2023.

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

The audit report included in this annual report is prepared by an auditor who might not be fully inspected by the Public Company Accounting Oversight Board, and, as such, you may be deprived of the benefits of such inspection

Our financial statements have been audited by MaloneBailey, LLP, an independent registered public accounting firm that is headquartered in the United States with offices in Beijing and Shenzhen, China. MaloneBailey, LLP is a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, and is required by the United States laws to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Because we have substantial operations within the PRC and the PCAOB might be unable to conduct full inspections of the work of our independent registered public accounting firm as it relates to those operations without the approval of the Chinese authorities, our independent registered public accounting firm might not be inspected fully by the PCAOB. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our independent registered public accounting firm’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections, lose confidence in our reported financial information and procedures and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, and passed requiring the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes more stringent disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges, such as the Nasdaq Stock Market LLC (“Nasdaq”), of issuers included on the SEC’s list for three consecutive years. On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act, or HFCAA, which includes requirements similar to those in the EQUITABLE Act requiring the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate because of restrictions imposed by non-U.S. authorities. HFCAA would also require public companies on the SEC’s list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures on foreign ownership and control of such issuers in their SEC filings. HFCAA was approved by the U.S. House of Representatives on December 2, 2020 and was signed into law by the U.S. President on December 18, 2020. HFCAA would amend the Sarbanes-Oxley Act of 2002 to require the SEC to prohibit securities of any U.S.-listed companies from being listed on any of the U.S. securities exchanges, such as Nasdaq, or traded “over-the-counter”, if the registrant’s financial statements have been audited by an accounting firm branch or office that is not subject to PCAOB inspection for a period of three consecutive years after the Kennedy Bill becomes effective. On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement the foregoing certification and disclosure requirements and that it was seeking public comment on the issuer identification process as well as the submission and disclosure requirements. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the HFCAA, which requires the SEC to prohibit an issuer’s securities from trading on any U.S. national securities exchange and in the over-the-counter market, if the auditor is not subject to PCAOB inspections for three consecutive years. In March 2022, the SEC identified five Chinese companies which the PCAOB was unable to inspect and could be subject to delisting from U.S. exchanges if they fail to comply with the HFCAA’s auditing requirements for three consecutive years; in April 2022, the SEC added another twelve Chinese companies to such delisting watchlist. Accordingly, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchange if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Class A ordinary shares being delisted.

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act which, if enacted, would amend the HFCAA to reduce the number of non-inspection years from three to two years, and thus would reduce the time before our securities may be prohibited from trading or be delisted. On September 22, 2021, the PCAOB adopted a final rule implementing HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued PCAOB Rule 6100 Board Determinations Under the Holding Foreign Companies Accountable Act to notify the SEC that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and in Hong Kong because of the positions taken by authorities in mainland China and Hong Kong.

Our independent registered public accounting firm, MaloneBailey, LLP, has been inspected by the PCAOB on a regular basis and is not among the PCAOB-registered public accounting firms headquartered in China and Hong Kong that are subject to PCAOB's determination issued on December 16, 2021 of having been unable to inspect or investigate completely. However, according to Article 177 of the PRC Securities Law (last amended in December 2019), no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities in China. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. As a result, the audit working papers of our financial statements may not be inspected by the PCAOB without the approval of the PRC authorities, since the audit work was carried out by MaloneBailey, LLP with the collaboration of their China-based offices. The market prices of our Class A ordinary shares could be adversely affected, or our Class A ordinary shares may be delisted, as a result of possible negative impacts under the HFCAA if the PCAOB is unable to inspect auditors with a presence in China.

We incur significant costs and demands upon management and accounting and finance resources as a result of complying with the laws and regulations affecting public companies; if we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements and otherwise make timely and accurate public disclosure could be impaired, which could harm our operating results, our ability to operate our business and our reputation

As a public reporting company, we are required to, among other things, maintain a system of effective internal control over financial reporting. Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Substantial work will continue to be required to further implement, document, assess, test and remediate our system of internal controls. As of December 30, 2021, our disclosure controls and procedures were not effective and management determined that we did not maintain effective internal control over financial reporting due to certain material weaknesses. Management is undertaking actions to remediate the material weaknesses, but there is no assurance they will be remediated this year. See “Item 15. Control and Procedures—Internal Control Over Financial Reporting.”

If our internal control over financial reporting or our disclosure controls are not effective, we may be unable to issue our financial statements in a timely manner, we may be unable to obtain the required audit or review of our financial statements by our independent registered public accounting firm in a timely manner or we may be otherwise unable to comply with the periodic reporting requirements of the SEC, our ordinary shares listing on Nasdaq could be suspended or terminated and our share price could materially suffer. In addition, we or members of our management could be subject to investigation and sanction by the SEC and other regulatory authorities and to shareholder lawsuits, which could impose significant additional costs on us and divert management attention.

Fluctuations in exchange rates could affect our results of operations and reduce the value of your investment

We primarily operate in China. Our reporting currency is denominated in U.S. dollars. We are exposed to currency risks primarily through sales and purchases which give rise to receivables, payables and cash balances that are denominated in a currency other than the functional currency of the operations to which the transaction relates. We are therefore subject to the risk of fluctuations in the exchange rate of U.S. dollars against Australian dollars, Hong Kong dollars, Renminbi, South Korean won and Euros. The value of U.S. dollars against Australian dollars, Hong Kong dollars, Renminbi, South Korean won and Euros fluctuates and is subject to changes resulting from the PRC government’s policies and depends to a large extent on domestic and international economic and political developments, as well as supply and demand in the local market. With the development of the foreign exchange market and progress toward interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against Australian dollars, Hong Kong dollars, South Korean won, U.S dollars or Euros in the future.

We incurred a foreign exchange gain of US$5.7 million and US$1.8 million in 2019 and 2021, and a foreign exchange loss of US$0.3 million in 2020, We had currency translation losses of US$1.2 million in 2019, recognized in other comprehensive loss, and currency translation gains of US$2.0 million and US$1.0 million in 2020 and 2021, respectively. Such currency translation gains or losses resulted from exchange differences on translation of financial statements of our entities using currencies other than U.S. dollars as their functional currencies, net of nil tax.

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

Our Articles contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares

Our Articles contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Class A ordinary shares may fall and the voting and other rights of the holders of our Class A ordinary shares may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct our operations primarily in emerging markets

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Articles, the Companies Act (Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the relevant listing standards

As a Cayman Islands company listed on the Nasdaq Global Select Market, we are subject to the Nasdaq Stock Market listing standards (“Nasdaq Rules”). However, the Nasdaq Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Rules. We currently follow home country practice in lieu of the requirements under the Nasdaq Rules with respect to certain corporate governance standards. For example, based on home country practice, we are not required to seek shareholder approval for issuance of 20% or more of our outstanding ordinary shares or voting power in a private offering (as defined by Nasdaq Rules) and we are not required to host an annual general meeting of shareholders each year. Accordingly, our shareholders may not be provided with the benefits of certain corporate governance requirements of the Nasdaq Rules.

Cayman Islands economic substance requirements may have an effect on our business and operations

Pursuant to the International Tax Cooperation (Economic Substance) Act (Revised) of the Cayman Islands, or the ES Act, that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our company. Based on the current interpretation of the ES Act, we believe that our company, Ebang International Holdings Inc., is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our company, Ebang International Holdings Inc., is a “pure equity holding company,” it is only subject to the minimum substance requirements, which require us to (1) comply with all applicable filing requirements under the Companies Act, Cap. 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands; and (2) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while the sole holder of Class B ordinary shares is entitled to 20 votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any non-affiliate of such holder, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share.

Mr. Dong Hu, our founder, chairman of the board of directors and chief executive officer, beneficially owns all of our issued Class B ordinary shares. These Class B ordinary shares constituted approximately 24.9% of our total issued and outstanding share capital and 86.9% of the aggregate voting power of our total issued and outstanding share capital as of April 28, 2022. As a result of the dual-class share structure and the concentration of ownership, Mr. Dong Hu has a considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares may view as beneficial.

In addition, certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. Several shareholder advisory firms have also announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our ordinary shares may prevent the inclusion of our Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A ordinary shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A ordinary shares.

We are a “controlled company” within the meaning of the Nasdaq Rules, and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies

We are a “controlled company” as defined under the Nasdaq Rules as Mr. Dong Hu, our founder, chairman of the board of directors and chief executive officer, owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing.

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

Certain data and information in this annual report were obtained from third-party sources and were not independently verified by us

This annual report contains certain data and information that have been derived from third-party reports, either commissioned by us or publicly accessible, and other publicly available sources. Statistical data in these sources of information also include projections based on a number of assumptions. The countries where we operate property markets may not grow at the rate projected by such statistical data, or at all. The failure of our industry to grow at the projected rate may have a material adverse effect on our business. In addition, the complex and changing nature of the broad macroeconomic factors discussed in this annual report may result in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

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

General Risk Factors

We have in the past incurred and continue to incur losses and negative cash flows from operating activities, and we may not achieve or sustain profitability

We incurred a loss from operations of US$50.6 million and US$26.6 million in 2019 and 2020, respectively. We generated an income from operations of US$2.0 million in 2021. We incurred a gross loss of US$30.6 million and US$2.9 million in 2019 and 2020, and generated gross profit of US$29.2 million in 2021. We had negative cash flows from operating activities of US$13.3 million, US$15.8 million and US$14.1 million for 2019, 2020 and 2021, respectively. In addition, we have received significant non-recurring tax rebates from local governments in the past, but we cannot assure you that we will continue to receive significant tax rebates or other discretionary government grants in the future. Even if we are eligible for any additional tax rebates or other government grants, we cannot assure you of the timing and the amount of any such rebates or other grants. To the extent that we do not receive any additional tax rebates or other government grants, our financial condition could be materially and adversely affected. We cannot assure you that we will be able to generate net profit or positive cash flow from operating activities in the future. Our ability to achieve profitability will depend in large part on our ability to control expenses and manage our growth effectively, to achieve a more stable performance given the significant fluctuation and volatility of the Bitcoin price and Bitcoin mining machine business, and to maintain our competitive advantage in the Bitcoin markets. We expect to continue to make investments in the development and expansion of our business, which will place significant demands on our management and our operational and financial resources. Continuous expansion may increase the complexity of our business, and we may encounter various difficulties. We may fail to develop and improve our operational, financial and management controls, enhance our financial reporting systems and procedures, recruit, train and retain highly skilled personnel, or maintain customer satisfaction to effectively support and manage our growth. If we invest substantial time and resources to expand our operations but fail to manage the growth of our business and capitalize on our growth opportunities effectively, we may not be able to achieve profitability, and our business, results of operations and financial condition would be materially and adversely affected.

Our limited operating history and our volatile historical results of operations could make it difficult for us to forecast our business and assess the seasonality and volatility in our business

We began producing and selling our own brand mining machines in December 2016. We generated US$109.1 million, US$19.0 million and US$51.5 million in revenue in 2019, 2020 and 2021, respectively. As we have suffered from the significant drop in the average Bitcoin price historically, we cannot assure you that we will be able to gain revenue growth or that we will not experience another significant decline.

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

Our business requires significant financial resources and we may need additional capital but may not be able to obtain it in a timely manner and on favorable terms or at all

We had negative cash flows from operating activities of US$13.3 million, US$15.8 million and US$14.1 million for 2019, 2020 and 2021, respectively. We have in the past financed our working capital needs primarily with our net cash from operating activities, capital contributions by shareholders and bank borrowings.

We may require additional cash resources due to the future growth, development and expansion of our business. Our future capital requirements may be substantial as we seek to expand our operations, diversify our product offering, and pursue acquisitions and equity investments. In addition, we incurred accrued payables of US$9.0 million and accounts payable of US$3.4 million as of December 31, 2021. If our cash resources are insufficient to satisfy our cash requirements, we may be required to seek to issue additional equity or debt securities or obtain new or expanded credit facilities or enter into additional factoring arrangements.

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

As we expand our operations with new products and into new markets, the chances of encountering infringement claims by third parties will increase. We may incur substantial costs in defending or settling such disputes and such actions could divert significant resources and management attention. In addition, some of our customer agreements in the future may require us to indemnify and defend our customers from third-party infringement claims and to pay damages in the case of adverse rulings. As such, claims of this sort also could harm our relationships with our customers and may deter future customers from doing business with us. If securities analysts and investors regard these announcements as negative, the market price of our Class A ordinary shares may decline. We do not know whether we could prevail in any such proceeding given the complex technical issues and inherent uncertainties involved in IP litigation. If any pending or future proceedings result in an adverse outcome, we could be required to:

●	cease the manufacturing, use or sale of the infringing products, processes or technologies;

●	stop shipment to certain geographic areas;

●	pay substantial damages for infringement;

●	expend significant resources to develop non-infringing processes, technologies or products;

●	license technology from the third-party claiming infringement, which license may not be available on commercially reasonable terms, or at all;

●	cross-license our technology to a competitor in order to resolve an infringement claim, which could weaken our ability to compete with that competitor; or

●	pay substantial damages to our customers to discontinue their use of or replace infringing products sold to them with non-infringing products.

Even if intellectual property claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and require significant expenditures. Moreover, such claims, whether successful or not, may cause significant damage to our reputation and a loss of customers. Any of the foregoing could prevent us from competing effectively and could have an adverse effect on our business, operating results, and financial condition.

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

If counterfeit products are sold under our brand names and trademarks, our reputation and financial results could be materially and adversely affected.

Third-party merchants and dealers are separately responsible for sourcing counterfeit products that are sold under our brand names and trademarks. Counterfeit products may be defective or inferior in quality as compared to authentic products. If our customers are not satisfied by counterfeit products sold under our brand names and trademarks, we may be subject to reputational damage. We believe our brand and reputation are important to our success and our competitive position. The discovery of counterfeit products sold under our brand names and trademarks may severally damage our reputation and cause customers to refrain from making future purchases from us, which would materially and adversely affect our business operations and financial results.

Any global systemic economic and financial crisis could negatively affect our business, results of operations, and financial condition

Our results of operations could be adversely affected by general conditions in the economy and financial markets, both in the PRC and globally, including conditions that are outside of our control, such as the continuing uncertainty regarding the duration and scope of the COVID-19 pandemic, global supply chain disruptions, tensions in the relationship between the PRC and surrounding Asian countries, the recent inflation in the United States and the foreign and domestic government sanctions imposed on Russia as a result of its recent invasion of Ukraine. There were and could be in the future a number of domino effects from such turmoil on our business, including significant decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and counterparty failures negatively impacting our operations. Any systemic economic or financial crisis could cause revenues for the semiconductor industry as a whole to decline dramatically and could materially and adversely affect our results of operations.

We face risks of unexpected events, including natural disasters, acts of God and occurrence of epidemics, which could severely disrupt our business operations

Natural disasters, epidemics and other acts of God which are beyond our control may adversely affect the economy, infrastructure and livelihood of the people in China and in other territories in which we operate and may materially and adversely affect our operations, as our primary facilities and offices are located in China and we have other facilities and offices outside of China. Material damage to, or the loss of, such facilities due to fire, severe weather, flood, earthquake, or other acts of God or cause may not be adequately covered by proceeds of our insurance coverage and could materially and adversely affect our business and results of operations. Any outbreaks of contagious disease, acts of war or terrorist attacks may cause damage or disruption to our business, our employees and our markets, any of which could adversely impact our business and results of operations.

The trading price of our Class A ordinary shares may be volatile, which could result in substantial losses to investors

The trading price of our Class A ordinary shares has been volatile since our Class A ordinary shares began to trade on the Nasdaq Global Select Market on June 26, 2020. The trading price of our Class A ordinary shares has previously and may in the future fluctuate widely due to factors beyond our control. This volatility may occur because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States as well as factors related to the cryptocurrency industry and pricing of cryptocurrencies generally. A number of Chinese companies have listed or are in the process of listing (or attempting to list) their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of the Class A ordinary shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for the Class A ordinary shares may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;

●	changes in the operating performance or market valuations of other cryptocurrency related companies;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new services and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us, our services or our industry;

●	additions or departures of key personnel;

●	fluctuations of exchange rates between Renminbi and the U.S. dollar;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	potential litigation or regulatory investigations; and

●	general economic or political conditions in China or elsewhere in the world.

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

We will continue to incur increased costs as a public company, which could lower our profits or make it more difficult to run a business

As a public company, we have incurred significant legal, accounting and other expenses that we did not incur as a private company to ensure that we comply with the various requirements on corporate governance practices imposed by the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq Global Select Market. For example, we have increased the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have also incurred additional costs associated with our public company reporting requirements. We expect that these rules and regulations will continue to cause us to incur elevated legal and financial compliance costs, devote substantial management effort to ensure compliance and make some corporate activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and development of the company

In January 2010, Mr. Dong Hu, our founder, chairman of the board of directors and chief executive officer, founded Zhejiang Ebang Communication Technology Co., Ltd., or Zhejiang Ebang, which established Ebang IT in August 2010, to conduct development and sales of communications network access devices and related equipment. In early 2014, in view of the burgeoning opportunities in the blockchain industry, we began to conduct research and feasibility studies on the blockchain business and develop blockchain computing equipment. In August 2015, Zhejiang Ebang was listed in China on the National Equities Exchange and Quotations Co., Ltd., or the NEEQ. In August 2016, we acquired 51.05% of the equity interest in Hangzhou Dewang through our capital injection in Hangzhou Dewang. In March 2018, Zhejiang Ebang was delisted from the NEEQ in preparation for the reorganization.

On May 17, 2018, we incorporated Ebang International Holdings Inc., our holding company, as an exempted company with limited liability in the Cayman Islands. In 2018, we underwent a series of corporate reorganizations for our initial public offering, including the incorporation of our company as the listing vehicle, incorporation of our oversea holding companies and issuance of shares to shareholders of Hangzhou Ebang Hongfa Technology Co., Ltd. (“Ebang Hongfa”) to reflect their respective shareholdings before the reorganization. We completed the reorganization in May 2018.

On June 26, 2020, our Class A ordinary shares commenced trading on the Nasdaq Global Select Market under the symbol “EBON.” We raised approximately US$91.7 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us from our initial public offering.

From August 2020 to November 2021, to expand our blockchain-enabled financial businesses globally, we established our subsidiaries in Canada, Australia, Singapore, Hong Kong, the Bahamas, New Zealand and the United States. As of the date of this annual report, we have established two cryptocurrency exchange platforms outside the PRC, received the Money Service Business License in Canada, received registration approval as a digital currency exchange in Australia, acquired a company with an AFSL for engaging in financial services in Australia, and received the TCSP license and approval to provide company and trust service business in Hong Kong.

Corporate Information

Our principal executive offices are located at Building 7, No. 5, Nangonghe Road, Linping Street, Yuhang District, Hangzhou, Zhejiang, China. Our telephone number at this address is +86 571-8817-6197. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our corporate website is http://www.ebang.com. Our agent for service of process in the United States is located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168, United States.

B.	Business Overview

We are a global blockchain technology company with strong application-specific integrated circuit (ASIC) chip design capability. With years of industry experience and expertise in ASIC chip design, we have become a global Bitcoin mining machine producer with steady access to wafer foundry capacity. With our licensed and registered entities in various jurisdictions, we intend to launch a professional, convenient and innovative digital asset financial service platform to expand into the upstream and the downstream of blockchain and cryptocurrency industry value chain.

Leveraging our deep understanding of the cryptocurrency industry and strong blockchain technology as applied to ASIC chip design, we strive to expand into the upstream and downstream markets of the blockchain and cryptocurrency industry value chain to diversify our offerings and achieve a more stable financial performance. We intend to start with the cryptocurrency mining and farming business, and expand into the cryptocurrency trading exchange business. In April 2021, we launched our first self-developed proprietary cryptocurrency exchange platform Ebonex and has since launched another self-developed proprietary cryptocurrency exchange platform, also branded Ebonex, in Australia in February 2022. We believe our extensive experience in the blockchain and cryptocurrency industry positions us well in our future endeavors. We intend to continue to concentrate our efforts in our cryptocurrency and blockchain related businesses in 2022.

In addition, we are at an initial preparatory stage of executing our plan to launch blockchain-enabled financial businesses to capture the growth opportunity along the value chain of the blockchain industry, specifically in Singapore, Hong Kong, the Bahamas, New Zealand and the United States. Although we have not generated significant revenues from such businesses to date, we carefully selected these countries and/or regions because of what we believe to be a Fintech-friendly regulatory environment.

Overseas Expansion

In August 2020, we established wholly-owned subsidiaries in Singapore and Canada in preparation for establishing cryptocurrency exchanges. In October 2020, we established a wholly-owned subsidiary in Australia to apply for an Australian financial services license with the Australian Securities & Investments Commission (the Australian Government body that regulates the Australian financial services industry) and for registration with AUSTRAC (the Australian Government body that regulates Bitcoin exchanges). In June 2021, we established wholly-owned subsidiaries in the U.S. in preparation for establishing a cryptocurrency exchange and online brokerage services in the U.S. and accelerating the construction of compliant mining farms in North America. We carefully selected these countries and/or regions because of what we believe to be a Fintech-friendly regulatory environment. We are at an initial preparatory stage of executing our plan to launch blockchain-enabled financial business to capture the growth opportunity along the value chain of the blockchain industry. As of the date of this annual report, we have received the Money Service Business License from the Financial Transactions and Reports Analysis Centre of Canada, which will allow us to engage in foreign exchange trading, digital currency transferring and dealing in virtual currencies in Canada; registration approval from AUSTRAC as a digital currency exchange, which allows us to offer cryptocurrency exchange services in Australia; acquired a company with an AFSL for engaging in financial services in Australia; and the TCSP license and approval to provide company and trust service business in Hong Kong. In April 2021, we launched our first self-developed proprietary cryptocurrency exchange platform Ebonex and has launched another self-developed proprietary cryptocurrency exchange platform, also branded Ebonex, in Australia in February 2022. We are also in the process of obtaining relevant licenses and approvals for our subsidiaries in Singapore, Hong Kong, the Bahamas and New Zealand. If and once obtained, the licenses will allow us to operate cryptocurrency exchanges in such countries. Meanwhile, we are focused on application development, regulatory compliance and talent recruitment to ramp up execution of our new business plans for the expansion in these countries. We expect such ramp-up will support our future operations and our compliance with local rules and regulations. Our expenses to date to implement our new business plans, including establishing in Canada, Australia, Singapore, Hong Kong, the Bahamas, New Zealand and the United States, have been mainly on server rentals, application development, regulatory compliance, talent acquisition and offices rentals to set up cryptocurrency exchanges in the abovementioned countries. There is no guarantee that we will receive any additional required approvals and licenses for our proposed business in these countries in a timely manner or on commercially reasonable terms, or at all, or that we will commence the proposed business as planned, or at all. If our operations at these countries or our execution of business plan proves incorrect, we may incur additional expenses or losses.

Any restrictions imposed by a foreign government could force us to restructure operations, perhaps significantly, which could result in significant costs and inefficiencies that harm our profitability, or even cause us to cease operations in the applicable jurisdiction. Cryptocurrency is a recent technological innovation and the regulatory schemes to which cryptocurrency and the related exchange may be subject have not been fully explored or developed by foreign jurisdictions. Thus, cryptocurrency faces an uncertain regulatory landscape in many foreign jurisdictions. Various foreign jurisdictions may from time to time adopt laws, regulations or directives that affect our cryptocurrency businesses. Due in part to its international nature and the nascent stage of regulation, along with the limited experience with cryptocurrency, and language barriers between international journalists, translators and regulators, information regarding the regulation of cryptocurrency in various jurisdictions may be incomplete, inaccurate or unreliable. As both the regulatory landscape develops and journalistic familiarity with cryptocurrency increases, mainstream media’s understanding of cryptocurrency and the regulation thereof may improve. As we enter into the markets in Australia, Singapore, Hong Kong, the Bahamas, New Zealand and the United States, we expect to continue to monitor the local regulations regarding cryptocurrency and financial service platforms and retain local regulatory counsels. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Cryptocurrency, Blockchain and Mining Related Businesses—The current regulatory environment in foreign markets, and any adverse changes in that environment, could have a material adverse impact on our blockchain products business and our cryptocurrency exchange and financial service platform businesses,” “Item 3. Key Information—D. Risk Factors—If we are unable to manage our growth or execute our strategies effectively, our business, results of operations and financial condition may be materially and adversely affected” and “Item 3. Key Information—D. Risk Factors— We may not successfully develop, market or launch any future cryptocurrency exchanges or online brokerages or continue operating our existing cryptocurrency exchanges” for details of the associated risks.

Our Value Proposition

We design fabless ICs in the front-end and back-end, which are the major components of the IC product development chain. We currently dedicate our technology and expertise in IC design for our blockchain products business and telecommunication products business.

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

Currently, we have two self-developed cryptocurrency exchange platforms operating under the brand name Ebonex, and we support users to buy and/or sell digital assets through Ebonex. Our customers include retail users and institutions. We aim to establish a global blockchain financial service platform, with services to be provided to each countries and regions in which we operate.

Ebonex is based on our self-developed trading system, which provides a highly available, high-concurrency trade match service system. We have embedded robust anti-money laundering (“AML”), Know Your Customer (“KYC”), Know Your Transaction (“KYT”) and asset custody third-party services in Ebonex to protect user assets and ensure that users’ access meets regulatory standards. We believe users can experience stable system services, convenient deposits and withdrawals, smooth trading and diversified digital asset services on Ebonex. We are committed to building a world-leading comprehensive digital asset service platform to meet the asset service needs of cryptocurrency asset users worldwide while complying with the current laws, regulations, and legal standards to which we are subject, as well as additional laws, regulations and legal standards that may be introduced in the future.

Our Blockchain Products Business

Our blockchain products business is primarily comprised of Bitcoin mining machine sales, mining machine hosting services and cryptocurrency exchange services.

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

Since the beginning of our ASIC designing business, we have successfully and independently completed the design of 14nm, 12nm, 10nm, 8nm, 7nm and 6nm ASIC chips. Our existing ASIC chips are targeted at solving Bitcoin’s cryptographic algorithms incorporating the latest technology. Since the launch of our first mining machine with 10nm ASIC chips in 2017, we have introduced mining machines with second generation 10nm ASIC chips in 2019 and mining machines with 8nm ASIC chips in 2020; and we have successfully and independently completed the design of 6nm ASIC chips and the design of a chip for simultaneous Litecoin and Dogecoin mining in 2021. We currently focus on developing our proprietary 5nm ASIC chips and mining machines for non-Bitcoin cryptocurrencies such as Ethereum. We will continue to devote significant resources to new innovations applying blockchain technology.

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

Existing Mining Machine Products

The table below describes the key mining machine products that we have sold:

Product	Release Date	Type of ASICs	Hash Rate
Ebit E9+	December 2016	14 nm	9 TH/s

Ebit E10	December 2017	10 nm	18 TH/s

Ebit E9.1	May 2018	10 nm	14 TH/s

Ebit E9.2	April 2018	10 nm	12 TH/s

Ebit E9.3	May 2018	10 nm	16 TH/s

Ebit E9.5	June 2019	10 nm	11.5 TH/s

Ebit E9i	July 2018	10 nm	13.5 TH/s

Ebit E9i+	September 2018	10 nm	13.5 TH/s

Product	Release Date	Type of ASICs	Hash Rate
Ebit E10.1	April 2019	10 nm	18 TH/s

Ebit E10.2	May 2019	10 nm	27 TH/s

Ebit E10.3	June 2019	10 nm	24 TH/s

Ebit E10.5	June 2019	10 nm	18 TH/s

Ebit E12	May 2019	10 nm	44 TH/s

Ebit E15	November 2020	8 nm	60 TH/s

Ebit E9.6	January 2021	10 nm	12 TH/s

Ebit E10B	April 2021	10 nm	32 TH/s

Ebit E10B	April 2021	10 nm	28 TH/s

Ebit E10C	April 2021	10 nm	25 TH/s

The total volume of Bitcoin mining machines we sold was 290.0 thousand, 11.2 thousand and 67.7 thousand in 2019, 2020, and 2021, respectively. The total computing power of Bitcoin mining machines we sold was 5.9 million Thash/s, 0.5 million Thash/s, and 1.5 million Thash/s in 2019, 2020 and 2021, respectively. The average selling price per hash rate of Bitcoin mining machines we sold was US$15, US$16 and US$27 in 2019, 2020 and 2021, respectively.

Mining Machine Products Under Development

Our current mining machine products are designed for Bitcoin mining. We are in the process of developing ASIC chips for a new generation of mining machines for Bitcoin mining, as well as mining machines for other cryptocurrencies. The table below shows products we have currently in development.

Project	Description	Current Status
Bitcoin mining machines

8 nm ASIC chip mining machine*	ASIC chip with higher hash rate than 10 nm ASIC chip	Design completed in 2019

7 nm ASIC chip mining machine*	ASIC chip with higher hash rate than 10 nm ASIC chip and 8 nm ASIC chip	Design completed in 2019

6 nm ASIC chip mining machine*	ASIC chip with better performance and efficiency than 7 nm ASIC chip	Design completed in 2021

5 nm ASIC chip mining machine	ASIC chip with better performance and efficiency than 7 nm ASIC chip	Under design

Other cryptocurrency mining machines

Mining machines for Litecoin/SimpleChain and DASH*	Each designed specifically for Litecoin/SimpleChain or DASH mining	Design completed in 2018

Mining machines for Monero, Zerocash, Siacoin/Decred and Bytom*	Each designed specifically for Monero, Zerocash, Siacoin/Decred or Bytom mining	Design completed in 2019

Mining machines for simultaneous Litecoin and Dogecoin mining*	Designed specifically for simultaneous Litecoin and Dogecoin mining	Design completed in 2021

Mining machines for Ethereum	Each designed specifically for Ethereum mining	Under design

*	We will further determine the timeline for launching these products based on market demands and conditions.

Mining Machine Hosting Services

We began our mining machine hosting services in 2017 to diversify our offerings. Our mining machine hosting services enabled customers to operate their mining machines remotely in a cost-effective manner. We helped customers, who had purchased mining machines from us, set up and configurate their mining machines and monitored the daily operation of these mining machines on our hosting site where the utility cost was relatively low. We also provided routine maintenance services to our customers.

We entered into separate service agreements with buyers of our mining machines for the hosting services. We charged customers a hosting services fee, which is negotiated case by case and usually in proportion to the utility consumption of each customer’s mining machines that we host. We have halted all mining machine custody services in the PRC at the end of April 2021, and we are in the process of locating and/or constructing compliant mining farms in North America and Europe. Before we ceased such business, the revenues from our mining machine hosting services were US$2.8 million in 2021. The average service fee per kWh was generally US$0.04 per kWh in 2021.

Our Cryptocurrency Exchange Business

In April 2021, we launched our first self-developed proprietary cryptocurrency exchange platform Ebonex and in February 2022, we launched another self-developed proprietary cryptocurrency exchange platform, also branded Ebonex, in Australia. We plan to launch additional trading platforms in the jurisdictions into which we are expanding. All core technologies of Ebonex are independently and completely developed by us with our own independent intellectual property rights. Ebonex strictly prohibits domestic resident users in China, as well as individuals and institutions in sanctioned countries, to open accounts and trade. As of December 31, 2021, no revenue has been generated from the operations of Ebonex.

We invest heavily in compliance tools. In addition to robust AML, KYC, and KYT programs, we have introduced professional service providers, such as real-time account reconciliation platforms, digital asset custodians, biometric digital KYC platforms, financial market data and infrastructure providers, and liquidity providers, in Ebonex to meet regulatory requirements, protect user assets and ensure smooth trading experience. These features also allow us to quickly adapt to emerging threats in the crypto economy, build scenarios and typologies around specific transaction types, and gives us the flexibility to support new products and services.

Our ultimate objective through our Ebonex platform is to provide secure, fast, efficient and stable multi-currency and multi-mode trading services to a global audience. We have increased our investment in marketing and sales, and have assembled a dedicated marketing and growth team in our regions of operation. We expect that we will obtain more cryptocurrency exchange users and institutional users in the countries and/or regions where we operate in the future. With the expansion of our operations and marketing activities, we have begun to attract users and generate revenue from user transactions.

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

Our Customers

Blockchain Products Business

Our customer base for sales of our Ebit mining machines is comprised of both enterprises and individual buyers. We generally do not enter into long term agreements with our mining machine customers. Sales are typically made on one-off sales contract or purchase order bases. Generally, we either require prepayment in full or offer alternate payment plans for customers to prepay a certain percentage with the remainder to be settled after delivery of the products and we have extended credit sales to certain customers since 2018. Substantially all of the customers of our mining machine hosting services before we halted such services in the PRC were customers who have purchased our mining machines.

In 2019, 2020 and 2021, a significant portion of our mining machine customers were located in China. All of our mining machines are distributed through direct sales. Nevertheless, we do not restrict resales of our mining machine products by our customers, so some of our customers in China may resell purchased products to end users or other buyers located in overseas markets. Our revenues generated from sales to customers in China represent 87.5%, 99.8% and 100.0% of our total revenues in 2019, 2020 and 2021, respectively. Our revenues from sales to customers outside of China/sales of mining machines delivered to overseas end users, such as customers/users in North America, Central Asia and the Southeast Asia, represent 12.5%, 0.2% and 0.0% in 2019, 2020 and 2021, respectively.

Our blockchain product business also includes cryptocurrency exchange business. Our target users mainly include retail users as well as institutions. By providing them with digital asset services and infrastructure, we generate revenue through fees and commissions including transaction commissions, handling fees, transaction spreads, system implementation fees, revenue sharing, and service fees.

Since our cryptocurrency exchange is in the early stages of operation and has only had a short history, as of December 31, 2021, we have not generated revenue from such operations. However, we believe that with our experience in the blockchain and cryptocurrency industry, continuous research and development, and technology accumulation, as well as the expansion of our marketing and operation activities, we will further drive our competitive position and obtain relevant operating revenue in the near future.

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

Research and Development

We have historically and continue to place strong emphasis on research and development. We consider research and development capability as a crucial factor to our success and our ability to develop innovative and competitive products to meet the technological requirements of customers. As of December 31, 2021, our research and development team comprised of 107 employees, or approximately 40.8% of our total number of employees, based across our offices in China. Our research and development expenses were US$6.6 million in 2021.

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

Within our blockchain product business, we have established a professional research and analysis team to track and analyze the development and changes of users, and digital asset market changes to support our blockchain product business development. Through such team’s tireless efforts, we launched our self-developed cryptocurrency exchange platform Ebonex, to provide secure, fast, efficient and stable trading services in multiple currencies and modes for users thereof.

As part of our business strategy to expand into other markets, in addition to developing more advanced mining machines for cryptocurrency mining, we are currently undertaking several new research and development projects in the blockchain technology sector. Those projects include online brokerage and custody operations based on cryptocurrency exchanges and digital asset technology infrastructure solutions including Software as a service (“SaaS”) and over-the-counter services. Our research and development team tracks, evaluates and anticipates the latest industry developments and customers’ needs in determining our research and development project focus and new product roadmap. These initiatives enable us to continuously improve our research and development capabilities and technology reserves in blockchain and digital assets, and transform them into competitive products and services.

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

Wafer Fabrication

We primarily work with an IC fabrication partner to ascertain their production resource that can be allocated to us before we place an order according to our business need. After we place our orders, and once they accept our orders, we are required to prepay in full in order to secure production capacity. Subject to sufficient production capacity, wafers were delivered in an average of approximately three to four months from the time we placed our order prior to the global outbreak of COVID-19; however, since such outbreak, we have experienced production capacity shortages and shipment delays from the IC fabrication partner.

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

We procure certain raw materials, components and parts, such as electronic components, metal cases, cables, antennae and packaging materials, which are used by us for the assembly of PCBs and our final products. We typically maintain three or four different suppliers for most of our raw materials, components and parts. We generally place purchase orders with our suppliers based on our estimated purchase orders and production schedule. The lead time for procurement was generally one to four months prior to the global outbreak of COVID-19; however, since such outbreak, we have experienced raw material shortages and shipment delays from our suppliers.  We are typically required to pay our suppliers before or upon delivery of the raw materials, components and parts. We closely monitor the quality of all raw materials provided by our suppliers to ensure that all raw materials comply with the stringent requirements of our customers. For more information, see “Item 4. Information on the Company—B. Business Overview—Quality Control.”

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

Production Facilities

We operate one production facility in Hangzhou, Zhejiang with a gross floor area of 7,344 square meters. It houses three SMT production lines and two general assembly lines, as of December 31, 2021. Our production facility in Wuhai, Inner Mongolia with a gross floor area of 14,200.26 square meters ceased operations by the end of April 2021 and used to house one SMT production line and one general assembly line.

SMT production lines are responsible for PCB assembly, which is a key process for both our mining machine and telecommunications products. The maximum output volume of our in-house production facilities is largely dictated by the production capacity of our SMT production lines in Hangzhou. The average utilization rate of our SMT production lines was 81.7%, 40.1% and 34.7% for 2019, 2020 and 2021, respectively.

We outsource some of our SMT production activities to third-party subcontractors in order to meet additional capacity needs. For the years ended December 31, 2019, 2020 and 2021, our outsourced productive SMT production volume amounted to approximately 69.2%, 8.4% and 27.4% of our total in-house and outsourced productive SMT production volume, respectively.

We plan to expand our production capacity by constructing a new production facility in Yuhang District, Hangzhou and installing two additional new SMT production lines in place of the two older SMT production lines. We commenced the construction of our new production facility toward the end of 2019 and expect to commence its operation by the first half of 2022.

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

Competition

We compete primarily with the other major mining machine producers, and potentially with any new players which may overcome the high barriers of entry, in particular in technology and access to wafer foundry capacity. We seek to compete in technology and service quality with our competitors.

Our competitors also include many well-known domestic and international players in blockchain and cryptocurrency industry, ranging from large, established financial incumbents to smaller, early-stage financial technology providers and companies native to the crypto economy, such as decentralized exchanges. We expect that competition in the cryptocurrency industry will continue to be intense as we compete not only with existing players that have been focused on Bitcoin mining, cryptocurrency farming and cryptocurrency trading related service providers, but also new entrants that include well-established players in the semiconductor industry, and players who were not predisposed to this industry in the past. We also expect that we may face competition from existing and new non-cryptocurrency blockchain application providers. In the IC industry, we expect to face competition from existing and new players that are more established than us. Some of these competitors may also have stronger brand names, greater access to capital, longer histories, longer relationships with their suppliers or customers and more resources than we do.

Intellectual Property

We rely on a combination of copyright, trademark, patent and other proprietary technology and contractual restrictions on disclosure to protect our intellectual property rights. We enter into relevant confidentiality agreements or provisions with our employees and certain customers and suppliers and rely on such confidentiality agreements or provisions and other protection of our technical know-how to maintain our technical advantages in our products and design.

As of the date of this annual report, we have registered 54 patents, 9 IC layout designs and 61 software copyrights, with an additional 29 patent applications in the PRC. Our key intellectual property achievements include multiple generations of ASIC chips.

On November 27, 2020, we obtained an exclusive license of a key patent in the Bitcoin mining industry, which license granted us with the exclusive right to use the patent in South Korea and export the product from South Korea to other countries. On January 1, 2022, we obtained another license which granted us with the right to use the patent in the United States and export the product from the United States to other countries. The core of this patent is AsicBoost, a method that can increase performance of Bitcoin mining by about 20%. The performance gain is achieved through a high-level optimization of the Bitcoin mining algorithm which allows for drastic reduction in gate count on the mining chip.

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

Insurance

Besides the PRC government-mandated social insurance and housing provident fund schemes and motor vehicle insurance, we do not maintain any insurance covering our properties, equipment, inventory or employees, and we do not carry any business interruption or product liability insurance or any third-party liability insurance to cover claims in respect of personal injuries or any damages arising from accidents on our properties or in relation to our operations. We believe that our insurance coverage is adequate and is in line with industry practice.

Environmental Matters

We have received GB/T24001-2016/ISO 14001:2015 environmental management system certification, which is valid until September 11, 2024 and subject to renewal. Due to the nature of our business, our operational activities do not directly generate industrial pollutants, and we did not incur significant cost for compliance with applicable environmental protection laws and regulations in 2019, 2020 and 2021.

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

On January 29, 2019, we filed a civil action in the Hangzhou Intermediate People’s Court against one of our customers. The defendant had purchased from us, and we had delivered, 90,000 mining machines for a total price of RMB453.6 million (approximately US$65.1 million) pursuant to an executed sales contract. The defendant has paid RMB380 million (approximately US$54.5 million), and we were seeking the payment of the balance of RMB73.6 million (approximately US$10.6 million) plus interest and legal expenses. On August 15, 2019, the defendant filed a counterclaim against us, primarily alleging incompletion of delivery of products and seeking return of the payment of the alleged undelivered products plus interest and legal expenses. On October 15, 2020, the Zhejiang High People’s Court ruled that this case shall be tried in the Hangzhou Intermediate People’s Court. On December 30, 2021, the court dismissed the counterclaim and rendered a judgement in our favor where it held the defendant should pay the outstanding balance of RMB73.6 million (approximately US$10.6 million) within 10 days of the date of such judgement. On March 22, 2022, we received a decision from Zhejiang High People’s Court that the defendant’s appeal was deemed to be automatically withdrawn due to the defendant failed to pay the case acceptance fee.

On March 18, 2019, we filed a civil action in the Baoshan Intermediate People’s Court against one of our customers. The defendant had purchased from us, and we had delivered, 10,000 mining machines for a total price of RMB50.4 million (approximately US$7.2 million). The defendant has paid RMB20 million (approximately US$2.9 million), and we were seeking the payment of the outstanding balance of RMB30.4 million (approximately US$4.4 million). On September 23, 2019, the defendant filed a counterclaim against us, primarily alleging failure to deliver products and seeking return of the payment of the alleged undelivered products plus interest and legal expenses. On December 29, 2020, the court dismissed the counterclaim and rendered a judgement in our favor where it held that the defendant should pay the outstanding balance of RMB30.4 million (approximately US$4.4 million) within 30 days of the date of such judgement. On January 12, 2021, we received a notice from the Baoshan Intermediate People’s Court that the defendant had appealed such judgement to Yunnan High People’s Court. On January 29, 2022, Yunnan High People’s Court reversed the judgement made by Baoshan Intermediate People’s Court dated December 29, 2020 and sent the case back to Baoshan Intermediate People’s Court for retrial. As of the date of this annual report, the case is still pending before the high court.

On November 22, 2019, we brought a claim in the Hangzhou Intermediate People’s Court against one of our customers and the ultimate beneficial owner of the mining machines in connection with our sales of 80,000 mining machines for an amount of RMB 403.2 million (approximately US$57.9 million) pursuant to a sales contract and a supplementary contract, alleging that the defendants only paid RMB12.5 million (approximately US$1.8 million) of the total balance and seeking full payment of the outstanding RMB282.2 million (approximately US$40.5 million) balance plus interest and hold both defendants jointly and severally liable. We subsequently withdrew such claim in order to amend the pleading and add one more defendant. On December 8, 2020, the Hangzhou Intermediate People’s Court approved such withdrawal. On December 24, 2020, we filed a new claim in the Hangzhou Intermediate People’s Court based on the same cause of action. On August 23, 2021, an agreement between the Company, the defendants, the third party, and the guarantor for the third party, were reached and have come into effect following a mediation by the court. The result of mediation is as follows:

●	All parties confirmed that the Company has delivered 80,000 mining machines involved in this case, of which 24,000 mining machines have been paid for. The rest of 56,000 mining machines will be paid by the third party in the amount of RMB272 million. On August 20, 2021, the third party paid RMB20 million. The third party will pay the remaining in installments as follows: (i) RMB10 million by September 15, 2021, (ii) RMB76 million by December 31, 2021, (iii) RMB136 million by May 30, 2022, and (iv) RMB30 million by July 31, 2022.

●	If the third party fails to make the payment in full and on time in any such installment, the Company has the right to directly apply to the People’s Court for enforcement of all the outstanding payments and liquidate damages of the third party. The guarantor assumes joint and several liabilities for all the aforementioned debts of the third party.

●	All parties confirmed there is no other disputes related to this sales contract. The defendant and the third party released and discharged the Company of and from any and all liabilities and claims related to the sale of the mining machines.

On November 19, 2019, we filed a civil action in the High Court of the Hong Kong Special Administrative Region, Court of First Instance against a then-major supplier, alleging breach of contract for delivering defective products and seeking damages in the sum of US$25.1 million plus interest and costs. As of the date of this annual report, the case is still under review by the court.

On April 8, 2021, a securities class action lawsuit was filed against the Company and its Chief Executive Officer and Chief Financial Officer captioned Tommie Zaker v. Ebang International Holdings Inc., Dong Hu, and Lei Chen (Case No. 1:21-cv-03060-KPF) (U.S.D.C. S.D.N.Y.) (the “Litigation”). The complaint in the Litigation, which relied extensively on a report published online on April 6, 2021 by third party Hindenburg Research, a widely-known short-selling firm, alleged false or misleading statements and omissions in violation of United States securities laws. The Litigation was on behalf of persons that purchased or acquired our Class A ordinary shares between June 26, 2020 and April 5, 2021, a period of volatility in our Class A ordinary shares, as well as volatility in the price of Bitcoin. A second class action lawsuit was filed on April 20, 2021, substantially identical, entitled Konstantin Zeva v. Ebang International Holdings Inc., Dong Hu, and Lei Chen (Case No. 2:21-cv-09859-JXN-LDW) (U.S.D.C. N.J.) (the “NJ Litigation”). On July 23, 2021, the lead plaintiff in the NJ Litigation filed a Notice of Voluntary Dismissal, which dismissed all claims in the NJ Litigation. On July 29, 2021, Judge Julien Xavier Neals signed an Order confirming the voluntary dismissal and closing the NJ Litigation. On October 1, 2021, the lead plaintiff in the Litigation filed a Notice of Voluntary Dismissal, which dismissed all claims in the Litigation. On October 4, 2021, Judge Katherine Polk Failla signed an Order confirming the voluntary dismissal and closing the Litigation.

REGULATION

Regulatory Overview of the PRC

We are engaged in the research and development, production and sales of blockchain and telecommunications products in the PRC. The following sets forth a summary, which does not purport to be complete, of the relevant PRC regulatory authorities and PRC laws, regulations and government policies that are applicable to our business operations in the PRC.

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

Regulations and Government Policies Relating to the IC and Blockchain Industries

Pursuant to the Circular on Prevention of Risks Associated with Bitcoin, or the Circular, jointly promulgated by the People's Bank Of China, or the PBOC, the MIIT, the China Banking Regulatory Commission, the CSRC and the China Insurance Regulatory Commission on December 3, 2013, Bitcoin shall be considered a kind of virtual commodity in nature, which does not have the same legal status with fiat currencies and shall not be used and circulated in the market as currency. This circular also provides that financial institutions and payment institutions shall not engage in businesses related to Bitcoin.

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

On May 21, 2021, the Financial Stability and Development Committee of the State Council in China proposed to “crack down on Bitcoin mining and trading.” However, it was not until September 15, 2021, as described below, that all digital asset transactions were banned in China.

In May 2021, local governments began to issue corresponding measures in succession to respond to the central government, including Xinjiang Changji Hui Autonomous Prefecture Development and Reform Commission issuing a notice on the immediate shutdown of enterprises engaged in cryptocurrency mining on June 9, 2021.

On June 18, 2021, according to the public media report - Sichuan Provincial Development and Reform Commission and Sichuan Energy Bureau issued a notice on the shutdown of cryptocurrency mining projects with the deadline of June 25, 2021. On September 3, 2021, the newly issued Notification of Overhauling the Mining Activity of Cryptocurrency (or the Notification No. 1283) banned all new cryptocurrency operations in China and set forth penalties on a going forward basis for all of the PRC.

Pursuant to the Circular on Further Preventing and Disposing of Risks in Virtual Currency Trading and Speculation (Yin Fa [2021] No.237) promulgated by ten PRC governmental authorities including the PBOC on September 15, 2021, virtual currency-related business activities in China and the provision of services by an overseas virtual currency exchange to a Chinese resident via the Internet will be considered as illegal financial activities.

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

Laws and Regulations Relating to Work Safety

The Work Safety Law of the PRC, issued on June 29, 2002, last amended on June 10, 2021, and effective September 1, 2021, provides that production and operation entity must comply with the Work Safety Law and other laws and regulations related to work safety, strengthen work safety management, establish and improve a work safety responsibility system and work safety rules and systems for all employees, increase efforts to guarantee the input of funds, materials, technology, and personnel in work safety, improve work safety conditions, strengthen standardization and informatization of work safety, construct a dual prevention mechanism consisting of graded management and control of safety risks and examination and control of potential risks, improve the risk prevention and resolution mechanism, raise work safety levels, and ensure work safety. Production and business operation entities shall have the conditions for work safety as specified in this law and relevant laws, regulations, national standards or industrial specifications. Production and business operation entities that do not have such conditions are not allowed to engage in production or operation activities. Breach of the Work Safety Law of the PRC will incur various penalties, according to the specific circumstances.

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

Laws and Regulations Relating to Industry Standards

The Measures on Administration of Information System Integration and Service Qualification Identification (Interim) is the industrial regulation as recognized by the China Information Technology Industry Federation, targeting information systems integration and service qualification identification. In particular, information system integration qualification is the objective evaluation standard for enterprises engaged in information systems integration and service comprehensive ability and level. According to the Notice on the Management of Computer Information System Integration Industry issued by the MIIT on December 29, 2018 and became effective on the same day, information system integration qualification was expressly cancelled by the State Council in 2014.

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

Pursuant to the Special Administrative Measures for Foreign Investment Access (2021 Edition), or the 2021 Edition Negative List, issued by the MOFCOM and the NDRC on December 27, 2021 which came into effect on January 1, 2022, our business does not fall into the negative list and is permitted for foreign investment. However, the 2021 Edition Negative List regulates that “Fields not mentioned in the Negative List for Foreign Investment Access shall be subject to administration under the principle of consistency for domestic and foreign investments. The relevant provisions of the Negative List for Market Access shall apply to domestic and foreign investors on a unified basis.”

In addition, based on the Negative List for Market Access (2022), “the Catalogue for Guidance on Industrial Restructuring shall be included in the Negative List for Market Access”; plus, according to the Decision of the State Council on Promulgating and Implementing the “Temporary Provisions on Promoting Industrial Structure Adjustment,” valid from December 2, 2005, “In principle, the ‘Guidance Catalogue for the Industrial Structure Adjustment “shall apply to various types of enterprises inside China.” “The industries of the eliminated category under the ‘Guidance Catalogue for the Industrial Structure Adjustment’ shall apply to the foreign investment enterprises.” and “Investments are prohibited from being contributed to projects under the eliminated category.” What’s more, the NDRC released on December 30, 2021 its No. 49 Decree, announcing that the Decision of the National Development and Reform Commission on Amending the Guiding Catalog for Industrial Restructuring (2019 Version) (the “Amended Catalog”). The Amended Catalog added ‘virtual currency mining activities’ to the eliminated category of ‘1. outdated production processing and equipment ’under the original Catalog.”. Therefore, the foreign investment enterprises are prohibited from virtual currency activities and our Bitcoin mining business are banned in China as well.

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

Laws and Regulations Relating to Taxation

Enterprise Income Tax

Pursuant to the EIT Law promulgated on March 16, 2007, amended on and effective December 29, 2018, and the Regulation on Implementation of the Enterprise Income Tax Law of the PRC, or the EIT Implementation Rules, issued on December 6, 2007 and amended on and effective April 23, 2019, EIT shall be applicable at a uniform rate of 25% to all resident or non-resident enterprises. EIT shall be payable by a resident enterprise for income sourced within or outside the PRC. EIT shall be payable by a non-resident enterprise, for income sourced within the PRC by its institutions or premises established in the PRC, and for income sourced outside the PRC for which the institutions or premises established in the PRC have a de facto relationship. Where the non-resident enterprise has no institutions or premises established in the PRC or has income bearing no de facto relationship with the institution or premises established, EIT shall be payable by the non-resident enterprise only for income sourced within the PRC.

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

Value-Added Tax

Pursuant to the Provisional Regulation on Value-Added Tax of the PRC (“VAT Provisional Regulation”) promulgated by the State Council, as amended on November 10, 2008, February 6, 2016 and November 19, 2017 and effective November 19, 2017, all entities and individuals in the PRC engaging in the sales of goods, provision of processing services, repairs and replacement services, sales services, intangible assets, real estate and the importation of goods are required to pay value added tax, or VAT. According to VAT Provisional Regulation, taxpayers that sell goods, labor services or tangible personal property leasing services or import goods and do not fall within the scope as specified in Item 2, Item 4 and Item 5 of Article 2 of VAT Provisional Regulation shall be subject to a 17% tax rate; taxpayers that sell transport services, postal services, basic telecommunications services, construction services, or real property leasing services, sell real property, transfer the land use right, or sell or import the goods listed below shall be subject to an 11% tax rate: (1) such agricultural products as grain, edible vegetable oil, and common salt; (2) tap water, heat supply, air-conditioning, hot water, gas, liquefied petroleum gas, natural gas, dimethyl ether, methane and civil-use coal products; (3) books, newspapers, magazines, audio-visual products, and electronic publications; (4) feeds, chemical fertilizers, pesticides, agricultural machineries and mulching films; and (5) other goods specified by the State Council; taxpayers that sell services or intangible assets and do not fall within the scope as specified in Item1, Item 2 and Item 5 of Article 2 of VAT Provisional Regulation shall be subject to a 6% tax rate.

Pursuant to the Notice on Value-Added Tax Policies of Software Products released by the Ministry of Finance and the SAT on October 13, 2011, a general taxpayer who sells self-developed and self-produced software products, VAT shall be collected at a tax rate of 17% and the refund-upon-collection policy shall be applied to the part VAT in excess of 3% of their actual tax burden.

According to the Circular of the Ministry of Finance and the SAT on Adjusting Value-added Tax Rates promulgated on April 4, 2018, and effective May 1, 2018, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 17% and 11% tax rates are lowered to 16% and 10% respectively.

According to the Circular on Policies to Deepen Value-added Tax Reform promulgated by the Ministry of Finance, the SAT, and the General Administration of Customs on March 20, 2019, and effective April 1, 2019, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 16% and 10% tax rates are lowered to 13% and 9% respectively.

According to Announcement of the Ministry of Finance and the State Taxation Administration to Further Step up the Application of End-of-Period Excess Input Value-Added Tax Credit Refund Policies issued by the Ministry of Finance and the SAT on March 21, 2022 and effective on April 1, 2022, Starting from the tax filing period of April 2022, an eligible enterprise in the manufacturing and other sectors may apply to the competent tax authority for a refund of its incremental VAT credit amount; starting from the tax filing period of July 2022, an eligible medium-sized enterprise in the manufacturing and other sectors may apply to the competent tax authority for a lump-sum refund of its existing VAT credit amount; and starting from the tax filing period of October 2022, an eligible large enterprise in the manufacturing and other sectors may apply to the competent tax authority for a lump-sum refund of its existing VAT credit amount.

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

Social Security and Housing Provident Fund

As required under the Social Insurance Law of the PRC promulgated on October 28, 2010, and amended on and effective December 29, 2018, the Regulation on Work-Related Injury Insurance promulgated on April 27, 2003, amended on December 20, 2010 and effective January 1, 2011, the Provisional Measures on Insurance for Maternity of Employees promulgated on and effective December 14, 1994 and implemented on January 1, 1995, and the Regulation on Administration of Housing Provident Funds promulgated on April 3, 1994 and last amended on and effective March 24, 2019, employers and employees within the PRC shall pay for social insurance fees and housing provident funds in compliance with applicable PRC laws.

Laws and Regulations Relating to Intellectual Property

Trademarks

Pursuant to the Trademark Law of the PRC promulgated on August 23, 1982, amended on April 23, 2019 and effective November 1, 2019 and the Regulation on Implementation of the Trademark Law of the PRC promulgated on August 3, 2002, amended on April 29, 2014 and effective May 1, 2014, the right to the exclusive use of a registered trademark is limited to the approved trademark registration, and to goods for which the use of the trademark has been approved. The period of validity of registered trademarks lasts for ten years from the day of registration approval. Absent the authorization by the owner of the registered trademark, the use of the registered trademark or a similar trademark on the same category of goods or similar goods constitutes an infringement of the right to exclusive use of the registered trademark. The infringer shall, in accordance with the relevant regulations, cease the infringement activities, take correction actions, and compensate for losses.

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

Copyrights

Pursuant to the Copyright Law of the PRC promulgated on September 7, 1990, last amended on November 11, 2020, and effective June 1, 2021, works of PRC citizens, legal persons or unincorporated organizations shall, regardless of whether they have been published, be entitled to the copyright pursuant to this law. Works include written works; oral works; musical, dramatic, opera, dance, acrobatic and artistic works; visual arts, architectural works; photographic works; audiovisual works; graphical works and modeling works such as engineering design graphs, product design graphs, maps and schematic diagrams; computer software; and other intellectual achievements that meet the characteristics of works.

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

Regulatory Overview of Australia

We are engaged in cryptocurrencies and foreign exchange business in Australia. Our corporate entities engaged in these businesses were established and registered in Australia and have adopted measures to ensure compliance with its regulatory obligations.

Existing regulatory framework on foreign exchange and crypto assets

While the regulation of foreign exchange business has long been settled in Australia, the same cannot be said for cryptocurrency. In any event, cryptocurrencies or digital currencies, and cryptocurrency exchanges are legal in Australia.

Financial products and services offered in Australia are generally regulated by imposing obligations on the sellers or distributors of the product. The Australian Securities and Investments Commission (ASIC) and the Australian Transaction Reports and Analysis Centre (AUSTRAC) oversee different aspects of the foreign exchange and crypto asset ecosystem of Australia and at this stage, there is currently no clear, holistic policy that directly regulates crypto assets (cryptocurrencies/digital currencies) or Crypto Asset Secondary Service Providers (CASSP) in Australia.

It can be said at this stage that the existing regulatory framework for crypto assets is composed of a patchwork of obligations drawn from various parts of Australian laws: the Corporations Act 2001 (Corporations Act), Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (AML/CTF Act), and the Competition and Consumer Act 2010.

In essence, if the crypto asset is a financial product and a designated service, it will fall within the ambit of the Corporations Act and the AML/CTF Act, but if it is not a financial product, then it is considered a consumer product subject to the Australian Consumer Law under the Australian Competition and Consumer Commission (ACCC).

Government bodies and laws on foreign exchange and crypto assets and exchanges

The Australian Securities and Investments Commission (ASIC) and the Australian Transaction Reports and Analysis Centre (AUSTRAC) are the two (2) primary regulators of foreign exchange contracts and crypto assets and exchanges.

ASIC and the Corporations Act and the ASIC Act

ASIC is the government regulator for among others, corporations, financial markets, and the financial services industry of Australia and administers the Corporations Act and the ASIC Act, which embody the regulatory obligations on the industry it supervises. ASIC imposes the requirement to hold an Australian Financial Services License (AFSL) before engaging in financial services (in relation to financial products) in Australia.

We hold an AFSL that authorizes us to deal in and provide general financial product advice in relation to among others, foreign exchange contracts e.g. FX Forward and Options Contracts, and non-cash payment products (NCP).

While there have been no changes recently to the laws governing foreign exchange contracts, NCP products have received some attention in relation to crypto or digital assets. An NCP is described as an arrangement through which a party makes payments, or causes payments to be made, other than by the physical delivery of Australian or foreign currency. Examples include stored value cards, electronic cash and direct debit services.

An intermediary that arranges for the issue of an NCP facility may need an AFS License or be a Representative of an AFS licensee. However, just because a crypto asset is what is used to complete a transaction does not necessarily mean that the crypto asset is an NCP facility as it will depend on the rights and obligations associated with the asset.

According to ASIC’s INFO 225, if the asset provides the holder with a right to use the asset to make a payment, it is likely to be an NCP facility. An arrangement is also likely to be an NCP if for example a person offers an arrangement where payments can be made using a crypto asset but fiat currency is sent to recipients.

Australian Financial Services License (AFSL)

As an AFS Licensee engaged in financial services in Australia, in particular, advising and dealing in foreign exchange contracts and non-cash payment products, we are subject to general obligations under the Corporations Act, including among others, providing financial services efficiently, honestly and fairly; having in place adequate arrangements for the management of conflicts of interest; complying with our license conditions and financial services laws; having adequate human, financial and technological resources; maintaining a dispute resolution system for retail clients; and ensuring that our representatives are adequately trained and competent. Additionally, we must have adequate risk management systems in place. ASIC requires all AFS Licensees to have their compliance arrangements in relation to these obligations to be audited on an annual basis.

ASIC initiatives concerning crypto assets

The Australian government has publicly stated that it is committed to ensuring that consumers can buy, sell, and store crypto assets using Australian crypto asset secondary service providers.

In October 2021, ASIC amended Information Sheet (INFO 225) in relation to crypto assets to help understand the obligations under the Corporations Act and the Australian Securities and Investments Commission Act 2001 (ASIC Act).

Based on INFO 225, Australian laws apply where the crypto asset is promoted or sold in Australia, including from offshore. As such, the use of offshore or decentralized structures does not mean that Australian laws do not apply or can be ignored and encourages entities to build their products and services in a way that complies with the intention of the laws in place to safeguard consumers and the integrity of financial markets in Australia.

Furthermore, INFO 225 provides that it is incumbent on issuers to determine if issuing the crypto asset fall within the definition of a ‘financial product’ under the Corporations Act and if so, the need to hold an AFSL will apply and the product will be regulated by ASIC.

Whether a crypto asset is considered a financial product depends on its use, as primarily defined in section 763A of the Corporations Act.

With regards to the ASIC Act, it prohibits engagement in misleading or deceptive conduct in the course of operating a crypto asset business whether a financial product is involved or not.

AUSTRAC and the AML/CTF Act

AUSTRAC is the Australian Government agency responsible for preventing, detecting, and responding to criminal abuse of the financial system to protect the Australian community from serious and organized crime. AUSTRAC also regulates certain business activities in the financial, bullion and gambling sectors. These business activities are called designated services and have been identified because they pose a risk for money laundering and terrorism financing.

Presently, Australia’s crypto currency regulations under the AML/CTF Act and regulations, require digital currency exchanges (DCE) to register with AUSTRAC. The regulations require entities acting as exchanges, or providing registrable exchange type services, to identify and verify their users, maintain records, and comply with government AML/CTF reporting obligations.

One of our business entities in Australia has been registered as a Digital Currency Exchange Provider with AUSTRAC and complies with the regulatory obligations imposed by AUSTRAC under the Anti Money-Laundering and Counter-Terrorism Financing Act 2006 (AML/CTF Act), including among others, having an AML/CTF Program; identifying the types of money laundering and terrorist financing risks that may be faced by the business and the consequences of non-compliance; reporting on suspicious matters, threshold transactions (where physical currency is accepted or paid out is AUD10,000 or more); and keeping records for the prescribed period.

Australian Government recent regulatory objectives for crypto assets

The Australian government is committed to ensuring that consumers can engage (buy, sell, and store) crypto assets using Australian CASSP with confidence and has announced in October 2021 that it intends to regulate the digital asset market by imposing a licensing (marketing and financial services) regime.

As articulated by the Australian government, the proposed licensing regime is designed to provide a framework for minimum standards of conduct, including for custody of private keys and the suitability of key persons to be operating secondary service provider businesses (through fit and proper person tests).

These changes will provide regulatory clarity and give confidence to both consumers and businesses.

On March 21, 2022, the Australian Government issued a “policy paper” advising that it intends to:

1.	Establish a market licensing regime for crypto exchanges – aimed to ensure sure that consumers can trust the exchanges they use to buy cryptocurrencies; and

2.	Introduce custody arrangements for cryptocurrency exchanges – aimed to ensure that crypto investors who hold their crypto on exchange can always access their money by introducing custody requirements for crypto assets.

The policy paper named the following existing Government initiatives, all drawing on benefits of innovation in Australia.

●	The Government Digital Economy Strategy is designed to position Australia to be a top 10 digital economy and society by 2030 through AUD1.2 billion of strategic investment.

●	The National Blockchain Roadmap 2020-2025 highlights the potential of blockchain technology across the Australian economy.

●	AUD60 million in funding to the Digital Finance Cooperative Research Centre (DFCRC) to bring together fintech, industry, research, regulatory stakeholders to capitalize on the financial sector transformation arising from the digitization of assets.

●	The Blockchain Pilot Grants program provided AUD5.6 million to two blockchain projects.

●	The Australian Border Force has undertaken a successful blockchain trial to digitize trade processes.

●	Implemented an anti-money laundering and counter-terrorism financing framework for crypto asset secondary service providers via AUSTRAC’s digital currency exchange register.

●	Commitment to investigating the feasibility of a central bank digital currency, the potential of Decentralised Autonomous Organisations and reviewing the taxation of digital transactions and assets.

The Australian Competition and Consumer Commission (ACCC)

The ACCC is an independent Commonwealth statutory authority whose role is to enforce the Competition and Consumer Act 2010. The ACCC provides guidance to consumers about buying and sending fiat and crypto currencies and can intervene in cases involving misleading conduct.

The Australian Taxation Office and taxation laws on crypto or digital currencies

While the Australian Taxation Office (ATO) has provided some guidance on the income tax treatment of crypto and digital assets and has adopted some legislative reform with regards to Goods and Services Tax, this has been limited to crypto ownership in Australia.

The inability of the ATO to provide comprehensive binding guidance is due, in part, to the fact that crypto includes a broad range of tokens and other “things” with different rights, entitlement and obligations. As such, without a specific crypto regime it is difficult for the ATO to administer the law in a consistent and sensible way.

Board of Taxation review

A review conducted by the Board of Taxation into the appropriate policy framework for the taxation of digital transactions and digital assets, including cryptocurrency and non-fungible tokens (NFTs) is due for completion by December 31, 2022. The terms of reference for the review requires the Board to, among others, consider whether or not any changes to Australia’s taxation laws and/or their administration are warranted in the context of digital assets and transactions, both for retail and wholesale investors.

It is said that the review signals an increasing desire for Australia to be at the forefront of technology and innovation. Meanwhile, in considering the tax and accounting process of these digital assets, the industry is expected to have recourse to the guidelines provided by the ATO.

The Australian Sanctions Office (ASO)

The following is a brief summary of the sanctions regime imposed by the Australian Government. This summary does not intend to set out the laws and regulations relating to Australia’s sanctions regime in their entirety.

ASO is the Australian Government’s sanctions regulator and it operates under Australia’s Foreign Affairs and Trade Department (DFAT). ASO is tasked with, among others, providing guidance on Australian sanctions law and works with other government agencies to monitor compliance with sanctions legislation. Australia adopts both the United Nations Security Council (UNSC) sanctions regimes and the Australian autonomous sanctions regimes as a matter of international law as well as a matter of Australian foreign policy. Penalties for breaching sanctions laws include up to ten years in prison and substantial fines.

Australia has recently (in March and April 2022) extended its autonomous sanctions in relation to Russia. These sanctions measures are aimed at restrictions on exports and commercial activities, including providing and dealing with assets of designated persons or entities, and prohibit all imports. However, Sanctions Permits may be issued, subject to certain criteria.

Regulatory Overview of United States

The following sets forth a description of certain laws, regulations and government policies relating to cryptocurrencies and cryptocurrency mining in the United States, which we consider a key market for our overseas business.

We are not aware of any law that currently makes it per se illegal for a natural person or entity simply to possess, sell, or trade Bitcoin on its own behalf in connection with lawful transactions in the United States, provided that any transaction complies generally with applicable law. We are also not aware of any United States federal law that currently prohibits any legal entity or natural person from importing blockchain processing units, or BPUs, into the United States or manufacturing or selling BPUs within the United States. Nonetheless, in the United States, both the federal government and individual states have regulations in place that govern the offer, sale, and transmission of various types of cryptocurrency, including but not limited to Bitcoin, and the legal status of Bitcoin and other cryptocurrencies continues to evolve.

The United States Commodity Futures Trading Commission, or CFTC, has taken the position that cryptocurrencies, such as Bitcoin, are “commodities” covered by the Commodity Exchange Act and subject to regulation by the CFTC. In March 2018, a United States federal court affirmed the CFTC’s authority to regulate cryptocurrencies. This means that the CFTC has jurisdiction over any futures, options or derivatives contracts involving cryptocurrencies as well as any fraud or manipulation involving cryptocurrencies in the spot market. Our products are not intended to be used either for any futures, options or derivatives trading or to enable fraud or manipulation. However, to the extent that any mining activity using our products were to be deemed a form of fraud or manipulation, or our products were otherwise used for fraud or manipulation, we could potentially be subject to regulatory or private actions related to those uses.

In addition, while the SEC has taken the position that Bitcoin, Ether, and certain cryptocurrencies subject to significant operational restrictions are not “securities” regulated by the federal securities laws, it is likely that the SEC would view almost all other cryptocurrencies (other than Bitcoin and Ether) that can be mined to be “securities,” based on their status as “investment contracts” under the guidance provided by the SEC “Framework for ‘Investment Contract’ Analysis of Digital Assets,” and the application of the test under SEC v. W. J. Howey Co., 328 U.S. 293 (1946) (the “Howey test”) to cryptocurrencies. It is similarly likely that these other cryptocurrencies will be treated as securities under the laws of the individual states.

The status of additional cryptocurrencies as securities could impose significant restrictions on us or our customers with operations that are located in the United States or involve United States residents. Typically, offerings and distributions of securities in the United States are required to register with the SEC under the Securities Act and, in compliance with state law, with applicable state regulators. If the offering of a cryptocurrency that can be mined using our products is deemed a security, miners may be required to cease mining that cryptocurrency, which would negatively affect our business. In addition, if the Company were viewed as facilitating an illegal distribution of a cryptocurrency, the Company could have liability associated with its product sales. Further, even if a cryptocurrency that is considered to be a security is legally distributed under the US securities laws, the miners of that cryptocurrency could be viewed as statutory underwriters or as “brokers” subject to regulation under the Exchange Act because they are effecting transactions in those securities for a fee (i.e., mining rewards). This outcome would again potentially reduce the viability of our product sales and could also result in the Company incurring liability. Any of these developments could limit the future development of our business. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Risks Relating to Our Cryptocurrency, Blockchain and Mining Related Businesses—The current regulatory environment in foreign markets, and any adverse changes in that environment, could have a material adverse impact on our blockchain products business and our cryptocurrency exchange and financial service platform businesses.”

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

In addition, since there has been limited precedence set for the financial accounting of digital assets, it is unclear how we will be required to account for digital asset transactions (i.e. receiving or selling Bitcoin) or assets. Internal Revenue Service Notice 2014-21 states that at federal level, “the sale or exchange of convertible virtual currency, or the use of convertible virtual currency to pay for goods or services in a real-world economy transaction, has tax consequences that may result in a tax liability.” Under Notice 2014-21, cryptocurrencies are treated as “property” for U.S. federal tax purposes and this position was reaffirmed by the IRS in a reminder issued in March 2018 (IR-2018-71). In 2019, the IRS further released Revenue Ruling 2019-24 and a set of “Frequently Asked Questions” (which have been periodically updated), that provide additional guidance, including guidance to the effect that, under certain circumstances, hard forks of digital currencies are taxable events giving rise to ordinary income and guidance with respect to the determination of the tax basis of virtual currency. However, this guidance does not address other significant aspects of the U.S. federal income tax treatment of cryptocurrency assets and related transactions. Mining, selling, and transacting in cryptocurrencies are all potentially taxable events for U.S. federal income tax purposes. United States state taxing authorities may adopt similar views on the taxability of cryptocurrencies.

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

Ebang International Holdings Inc. is a holding company incorporated in Cayman Islands which does not have substantive operations. We conduct our businesses through our subsidiaries. Our principal subsidiaries consist of the following entities (in chronological order based on their dates of incorporation):

●	Zhejiang Ebang Communication Technology Co., Ltd., or Zhejiang Ebang, our majority-owned subsidiary and an onshore holding company established in the PRC on January 21, 2010, principally for holding our businesses in the design, manufacture and sale of telecommunications and blockchain processing equipment;

●	Zhejiang Ebang Information Technology Co., Ltd., or Ebang IT, our majority-owned subsidiary and an operating entity established in the PRC on August 11, 2010, principally for the design, manufacture and sale of telecommunications and blockchain processing equipment;

●	Hangzhou Dewang Information Technology Co., Ltd., or Hangzhou Dewang, our majority-owned subsidiary and an operating entity established in the PRC on December 31, 2015, principally for the design and manufacture of blockchain chips;

●	Ebang Communications (HK) Technology Limited, or HK Ebang Communications, formerly known as Hong Kong Bite Co., Ltd., our wholly-owned subsidiary and an operating entity established in Hong Kong on February 12, 2016, principally for the trading of blockchain chips;

●	Hangzhou Ebang Jusheng Technology Co., Ltd., or Ebang Jusheng, our wholly-owned subsidiary and an operating entity established in the PRC on January 3, 2018, principally for the trading of telecommunications and blockchain processing equipment; and

●	Ebonex Australia Pty Ltd, or Ebonex Australia, our wholly-owned subsidiary and an operating entity established in Australia on April 22, 2021, principally for operating the cryptocurrency exchange platform Ebonex.

The chart below summarizes our corporate structure and identifies the principal subsidiaries described above as of the date of this annual report:

(1)	The remaining 48.95% equity interests are owned by Huzhou Meiman Investment Management LLP, an unaffiliated third party.

(2)	On December 16, 2020, an affiliate controlled by Mr. Dong Hu, our chairman of the board of directors and Chief Executive Officer, acquired 0.0036% of the equity interests in Zhejiang Ebang Communication Technology Co., Ltd.

(3)	There is another Hong Kong entity within the Group named Ebang Trust Limited, whose ultimate parent is Ebang International Holdings Inc.

D.	Property, plants and equipment

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

Leased Properties

The total gross floor area, or GFA, of our leased properties is approximately 16,501 square meters, or sq.m, out of which, approximately 7,344 are for production facilities and 9,157 are for research and development, sales and other offices. Our lease agreements typically have a term of one to three years.

Owned Properties

As of December 31, 2021, we owned properties in three locations in China with a total GFA of approximately 48,087.68 sq.m. The following table sets forth the GFA of all properties owned by us:

Location	Approximate GFA
(sq.m.)
Completed
Wuhan, Hubei (research and development center)	390.68
Wuhai, Inner Mongolia(1)	14,200
Pending construction
Hangzhou, Zhejiang (Yuhang District)(2)	33,497
Total	48,087.68

(1)	We acquired the land and constructed the building for the Wuhai production facility to further increase our production capacity. The production facility has ceased operations by the end of April 2021.

(2)	We have acquired this land from the government by way of public tender. We have made full payment of RMB17.6 million for the purchase price and have obtained the land use right certificate. We plan to construct a large production facility, a new headquarters office, a research and development facility and staff dormitory on this land and, upon completion of the construction, we will relocate our existing headquarters and leased production facility in Hangzhou to this new location. We expect to commence its operation by the first half of 2022.

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

Overview

We are a global blockchain technology company with strong application-specific integrated circuit (ASIC) chip design capability. With years of industry experience and expertise in ASIC chip design, we have become a global Bitcoin mining machine producer with steady access to wafer foundry capacity. With our licensed and registered entities in various jurisdictions, we intend to launch a professional, convenient and innovative digital asset financial service platform to expand into the upstream and the downstream of blockchain and cryptocurrency industry value chain.

Leveraging our deep understanding of the cryptocurrency industry and strong blockchain technology as applied to ASIC chip design, we strive to expand into the upstream and downstream markets of the blockchain and cryptocurrency industry value chain to diversify our offerings and achieve a more stable financial performance. We intend to start with the cryptocurrency mining and farming business, and expand into the cryptocurrency trading exchange business. In April 2021, we launched our first self-developed proprietary cryptocurrency exchange platform Ebonex and has since launched another self-developed proprietary cryptocurrency exchange platform, also branded Ebonex, in Australia in February 2022. We believe our extensive experience in the blockchain and cryptocurrency industry positions us well in our future endeavors. We intend to continue to concentrate our efforts in our cryptocurrency and blockchain related businesses in 2022.

In addition, we are at an initial preparatory stage of executing our plan to launch blockchain-enabled financial businesses to capture the growth opportunity along the value chain of the blockchain industry, specifically in Singapore, Hong Kong, the Bahamas, New Zealand and the United States. Although we have not generated significant revenues from such businesses to date, we carefully selected these countries and/or regions because of what we believe to be a Fintech-friendly regulatory environment.

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

Historically, fluctuation of the Bitcoin price significantly affected our results of operations and financial condition; in particular, a significant drop in Bitcoin price resulted in a material negative effect on the global financial market and our results of operation. Due to the rising interest in cryptocurrency in 2019, we generated revenues of US$89.9 million from our blockchain products business in 2019, mainly attributable to the increase in user needs for mining machines with better performance in terms of computing power, efficiency and heat radiation, among others, and the general increase in market demand in response to high Bitcoin price in 2019.  In March 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic, which led to a significant drop in the price of Bitcoin. The Bitcoin price has regained most of the ground since the drastic drop in March 2020, however, and experienced a significant increase since April 2020 to the end of 2020. Despite such increase in the price of Bitcoin, due to the COVID-19 pandemic and the Bitcoin halving event that occurred in May 2020, the economic return of Bitcoin mining activities was further reduced as awards from solving a block was halved, which also affected the demand for our Bitcoin mining machines. As a result, our revenues from our blockchain products business decreased significantly to US$8.0 million in 2020. In 2021, the sustained outbreak of COVID-19 continued to disrupt our raw material supplies. Notwithstanding the foregoing, the price of Bitcoin has maintained at a high level with volatility, and investors returned to cryptocurrency and blockchain investment, which had a positive impact on the market. As a result, we generated revenues of US$39.8 million from our blockchain products business in 2021. We expect the volatility of the Bitcoin price to continue, which may significantly affect our business of operations and financial condition. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our results of operations have been and are expected to continue to be significantly impacted by the fluctuation of cryptocurrency prices, especially the price of Bitcoin.”  We expect our business and results of operations may be materially and adversely affected by the global market panics in the near term. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The global coronavirus COVID-19 outbreak has caused significant disruptions in our business, which we expect may continue to materially and adversely affect our results of operations and financial condition.”

A decrease in the expected economic returns of Bitcoin mining activities and the Bitcoin price may also lead to increase in inventory write-down and credit sales as a result of stagnant demand and decrease in average selling price for our Bitcoin mining machines, which may significantly affect our gross margin and extend the billing cycle of our products. The pandemic, the halving event in 2020 and trade sanctions from various countries led some investors to exercise caution. For example, we recorded write-down for the potentially obsolete, slow-moving inventory and lower of cost or market adjustment of US$6.3 million, US$3.6 million and US$2.2 million in 2019, 2020 and 2021, respectively. If we cannot maintain an appropriate inventory level, we may lose sales and market share to our competitors.

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

Performance and cost of our products

The pricing of and demand for our Bitcoin mining machines are closely related to their performance. In general, more advanced process technologies, such as the 7 nm and 8 nm process technology we designed, can accommodate designs that produce ASICs with higher power efficiency. The introduction of new process and design technologies also enables us to gradually lower the production costs of ASICs with comparable computing power. However, the application of such process technologies also commands high initial setup costs, particularly when the new production techniques first become available, which translates to higher per unit costs. We have successfully and independently completed the design of 6nm ASIC chips and the design of a chip for simultaneous Litecoin and Dogecoin mining in 2021. We currently focus on developing our proprietary 5nm ASIC chips and mining machines for non-Bitcoin cryptocurrencies such as Ethereum. As a result, our new generation ASICs using the most advanced process technologies will need to achieve strong sales in order to justify the initial setup costs of the new production techniques and maintain our profitability. At the same time, as the most advanced production capabilities of IC foundries ramp up, the initial high unit cost for IC fabrication may also decrease, which will likely translate to lower fabrication costs and a positive effect on our business, results of operations and financial condition.

Competitiveness in research and development

We are a blockchain technology company with strong application-specific integrated circuit (ASIC) chip design capability, and research and development is key to the success of our blockchain and telecommunications products. Our research and development expenses were US$13.4 million, US$8.5 million and US$6.6 million in 2019, 2020 and 2021, respectively. The research and development expenses decreased due to the global outbreak of COVID-19, which resulted in, among others, travel restrictions, mandatory quarantines to our professional staff, and raw materials supply shortages from our overseas suppliers for research and development, which in turn resulted in lower research and development expenses. Notwithstanding COVID-19, we have resumed our research and development activities in the second half of 2020, and through unremitting efforts, we launched our first self-developed proprietary cryptocurrency exchange platform Ebonex in April 2021 and another self-developed proprietary cryptocurrency exchange platform, also branded Ebonex, in Australia in February 2022. Our exchange is designed to provide users with secure, fast, efficient, and stable trading services in multiple currencies and modes. We will continue to focus on enhancing our product planning and research and development capabilities to enable us to introduce or improve products that can well address evolving customer needs in a timely manner. As existing competitors may introduce new technologies or provide more competitive offerings and more companies may enter the market to compete with us, competition may intensify in the future and consequently our competitiveness and market share may be affected. As a result, our ability to continue offering new and enhanced ASIC chips for Bitcoin mining as well as competitive products and technologies will have a significant impact on our results of operations.

Regulatory environment

We sell mining machines to customers in China and overseas markets. We have historically generated most of our revenues in our blockchain products business from customers in China. We intend to grow our overseas sales in the future. In addition, we also intend to expand into certain new business, such as cryptocurrency mining business and cryptocurrency exchange business. As such, we need to make efforts and incur costs to comply with laws and regulations relating to our business in various jurisdictions. We are subject to certain regulatory uncertainties. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Adverse changes in the regulatory environment in the PRC market could have a material adverse impact on our blockchain products business”, “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Cryptocurrency, Blockchain and Mining Related Businesses—The current regulatory environment in foreign markets, and any adverse changes in that environment, could have a material adverse impact on our blockchain products business and our planned cryptocurrency exchange and financial service platform businesses” and “—Overseas Expansion” below. If the PRC government or a government in any other jurisdiction changes its policy or regulations to prevent or limit the development of Bitcoin or cryptocurrencies generally, the price of Bitcoin and the demand for our mining machines as well as the future development of our proposed cryptocurrency related business would decrease or fail, and our business operations and financial results could be adversely affected. Therefore, our ability to comply with government policies and regulations, and to anticipate and respond to potential changes in government policies and regulations will have a significant impact on our business operations and our overall results of operations.

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

Expansion and diversification of our product and service offerings

Our blockchain products business has historically contributed most of our revenues. We intend to diversify our product and service offerings and achieve more stable performance by expanding into the upstream and downstream markets of the blockchain technology and cryptocurrency industry value chain. We believe if successful, the development our new businesses will be a key driver for our stable and sustainable growth in the future. We intend to expand our mining machine hosting services and establish mining farms overseas to provide centralized services to miners. We also intend to commence proprietary Bitcoin mining overseas by employing our own mining machine inventory during the market downcycles, the success of which depends on many factors, such as the advancement of computing efficiency, the fluctuation of cryptocurrency prices and the popularity of cryptocurrencies in real economy. We expect the costs for preparation and commencement of our proprietary mining to mainly include energy consumption fees. We have begun exploring and developing a cryptocurrency trading exchange business by launching our self-developed proprietary cryptocurrency exchange platform in 2021. We have established subsidiaries in Australia, Singapore, Canada, the Bahamas, Hong Kong, New Zealand and the United States, and initiated preparatory work, including applying for the relevant regulatory approvals and licenses, to operate our proposed cryptocurrency trading exchanges in certain of these countries and/or regions. As of the date of this annual report, we have established two cryptocurrency exchange platforms outside the PRC, received registration approval from AUSTRAC as a digital currency exchange, acquired a company with an AFSL in Australia, and have received the license and approval to provide company and trust service in Hong Kong; and we are in the process of obtaining relevant licenses and approvals for our subsidiaries in Singapore, Hong Kong, the Bahamas and New Zealand. We also intend to set up a cryptocurrency exchange platform and/or online brokerage services in the United States. See “—Overseas Expansion” below. If and once obtained, the licenses will allow us to operate cryptocurrency exchanges in such countries and/or regions. Meanwhile, we are focused on application development, regulatory compliance and talent recruitment to ramp up execution of our new business plans for the expansion in these countries. However, if our operations at these countries or our execution of business plan prove incorrect, we may incur additional expenses or losses. We also intend to explore the application of blockchain technology into non-cryptocurrency industries. Although we have accumulated extensive industry experience and knowledge in cryptocurrency and blockchain technology industries, we are only at an early stage of executing our plan to launch blockchain-enabled financial business. As a result, our ability to apply our accumulated industry knowledge and operational experience to these new businesses will be critical to our future business growth and prospects. The addition of new businesses such as proprietary mining and operating cryptocurrency exchanges, if successful, may help improve our gross margin and general profitability. Commencement of new businesses, however, may also incur significant costs and experience a prolonged ramp-up period. If any adverse development in such new businesses arises, our results of operations and prospects may be significantly and negatively affected. We may not be able to develop those new businesses as successfully as contemplated, or at all.

Product mix

We develop, manufacture and sell a range of blockchain and telecommunications products. The sales of blockchain products accounted for 82.4%, 42.3% and 77.3% of our total revenues for 2019, 2020 and 2021, respectively, and the sales of telecommunications products accounted for 3.1%, 8.6% and 16.7% of our total revenues for 2019, 2020 and 2021. With the volatility of Bitcoin price and the stagnation of industrial chain caused by COVID-19, the performance of our blockchain product business has fluctuated significantly. Our profitability and financial performance could be affected by the mix of products manufactured and sold in a particular period.

Overseas Expansion

In August 2020, we established wholly-owned subsidiaries in Singapore and Canada in preparation for establishing cryptocurrency exchanges. In October 2020, we established a wholly-owned subsidiary in Australia to apply for an Australian financial services license with the Australian Securities & Investments Commission (the Australian Government body that regulates the Australian financial services industry) and for registration with AUSTRAC (the Australian Government body that regulates Bitcoin exchanges). In June 2021, we established wholly-owned subsidiaries in the U.S. in preparation for establishing a cryptocurrency exchange and online brokerage services in the U.S. and accelerating the construction of compliant mining farms in North America. We carefully selected these countries and/or regions because of what we believe to be a Fintech-friendly regulatory environment. We are at an initial preparatory stage of executing our plan to launch blockchain-enabled financial business to capture the growth opportunity along the value chain of the blockchain industry. As of the date of this annual report, we have received the Money Service Business License from the Financial Transactions and Reports Analysis Centre of Canada, which will allow us to engage in foreign exchange trading, digital currency transferring and dealing in virtual currencies in Canada; registration approval from AUSTRAC as a digital currency exchange, which allows us to offer cryptocurrency exchange services in Australia; acquired a company with an AFSL for engaging in financial services in Australia; and the TCSP license and approval to provide company and trust service business in Hong Kong. In April 2021, we launched our first self-developed proprietary cryptocurrency exchange platform Ebonex and has launched another self-developed proprietary cryptocurrency exchange platform, also branded Ebonex, in Australia in February 2022. We are also in the process of obtaining relevant licenses and approvals for our subsidiaries in Singapore, Hong Kong, the Bahamas and New Zealand. If and once obtained, the licenses will allow us to operate cryptocurrency exchanges in such countries. Meanwhile, we are focused on application development, regulatory compliance and talent recruitment to ramp up execution of our new business plans for the expansion in these countries. We expect such ramp-up will support our future operations and our compliance with local rules and regulations. Our expenses to date to implement our new business plans, including establishing in Canada, Australia, Singapore, Hong Kong, the Bahamas, New Zealand and the United States, have been mainly on server rentals, application development, regulatory compliance, talent acquisition and offices rentals to set up cryptocurrency exchanges in the abovementioned countries. There is no guarantee that we will receive any additional required approvals and licenses for our proposed business in these countries in a timely manner or on commercially reasonable terms, or at all, or that we will commence the proposed business as planned, or at all. If our operations at these countries or our execution of business plan proves incorrect, we may incur additional expenses or losses.

Any restrictions imposed by a foreign government could force us to restructure operations, perhaps significantly, which could result in significant costs and inefficiencies that harm our profitability, or even cause us to cease operations in the applicable jurisdiction. Cryptocurrency is a recent technological innovation and the regulatory schemes to which cryptocurrency and the related exchange may be subject have not been fully explored or developed by foreign jurisdictions. Thus, cryptocurrency faces an uncertain regulatory landscape in many foreign jurisdictions. Various foreign jurisdictions may from time to time adopt laws, regulations or directives that affect our cryptocurrency businesses. Due in part to its international nature and the nascent stage of regulation, along with the limited experience with cryptocurrency, and language barriers between international journalists, translators and regulators, information regarding the regulation of cryptocurrency in various jurisdictions may be incomplete, inaccurate or unreliable. As both the regulatory landscape develops and journalistic familiarity with cryptocurrency increases, mainstream media’s understanding of cryptocurrency and the regulation thereof may improve. As we enter into the markets in Australia, Singapore, Hong Kong, the Bahamas, New Zealand and the United States, we expect to continue to monitor the local regulations regarding cryptocurrency and financial service platforms and retain local regulatory counsels. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Cryptocurrency, Blockchain and Mining Related Businesses—The current regulatory environment in foreign markets, and any adverse changes in that environment, could have a material adverse impact on our blockchain products business and our cryptocurrency exchange and financial service platform businesses,” “Item 3. Key Information—D. Risk Factors—If we are unable to manage our growth or execute our strategies effectively, our business, results of operations and financial condition may be materially and adversely affected” and “Item 3. Key Information—D. Risk Factors— We may not successfully develop, market or launch any future cryptocurrency exchanges or online brokerages or continue operating our existing cryptocurrency exchanges” for details of the associated risks.

Key Components of Results of Operations

Revenues

Revenues represent the sales of goods supplied and services provided to customers in our blockchain products and telecommunications businesses, and provision of services to our customers, primarily mining machine hosting services. We generated revenues primarily from our blockchain products business and mining machine hosting service, mainly including sales of Bitcoin mining machines and related accessories and mining machine hosting services. However, we have halted all mining machine custody services in the PRC at the end of April 2021. The revenue contribution from our blockchain products business decreased in 2020 as compared to 2019, primarily due to the combined impact of COVID-19 and Bitcoin halving event, which significantly affected the expected returns on Bitcoin related activities such as mining, and in turn resulted in a much lower demand and average selling price of our Bitcoin mining machines. In 2021, the spreading of COVID-19 continued to disrupt our raw material supplies; however, the price of Bitcoin has maintained at a high level with volatility, and investors returned to digital currency and blockchain investment, which had a positive impact on the market. Our revenue has increased significantly compared with the previous year.

The following table sets forth the breakdown of our revenues by category, both in absolute amount and as a percentage of total revenues for each category for the periods indicated:

	Years Ended December 31,
	2019		2020		2021
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Product sales – Bitcoin mining machines and related accessories	89,919	82.4	8,039	42.3	39,756	77.3
Product sales – Telecommunications	3,336	3.1	1,638	8.6	8,567	16.7
Service – Management and maintenance(1)	15,805	14.5	9,327	49.1	3,127	6.0
Total	109,060	100	19,004	100	51,450	100

(1)	Primarily includes service fee of mining machine hosting services, maintenance services and training services. As we have halted all mining machine custody services in the PRC at the end of April 2021, our service revenue decreased in 2021. The breakdown of service revenues is set forth below for the periods indicated:

	Years Ended December 31,
	2019		2020		2021
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Mining machine hosting services	15,728	99.5	9,142	98.0	2,814	90.0
Maintenance services and others	77	0.5	185	2.0	258	8.2
Training services	-	-	-	-	55	1.8
Total	15,805	100.0	9,327	100.0	3,127	100.0

We have historically generated a significant portion of our revenues from sales in China. Only a small proportion of our revenues was generated from sales to customers located in other countries and regions, including exports to Hong Kong, the United States, Central Asia and Southeast Asia. Due to the impact of COVID-19, our overseas sales have decreased in 2020 and 2021. The following table sets forth the breakdown of our revenues by geographical location of our customers, both in absolute amount and as a percentage of total revenue, for the periods indicated:

	Years Ended December 31,
	2019		2020		2021
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
China	95,373	87.5	18,962	99.8	51,433	100.0
Overseas(1)	13,687	12.5	42	0.2	17	0.0
Total	109,060	100.0	19,004	100.0	51,450	100.0

(1)	Includes sales to Hong Kong.

Product Sales – Bitcoin Mining Machines and Related Accessories

Revenues from sales of blockchain products primarily comprises sales of Bitcoin mining machines, related modules and accessories. We generated 80.7%, 41.2% and 77.0% of our revenue from sales of Bitcoin mining machines in 2019, 2020 and 2021. Revenues from sales of our Bitcoin mining machines are primary affected by the number of Bitcoin mining machines sold and their average selling price. The following table sets forth the breakdown of sales volume and average selling price (per unit) of mining machines delivered for the periods indicated:

	Years Ended December 31,
	2019			2020			2021
	Revenue	Sales volume	Average selling price per unit	Revenue	Sales volume	Average selling price per unit	Revenue	Sales volume	Average selling price per unit
	(US$ in thousands)	(Unit)	(US$)	(US$ in thousands)	(Unit)	(US$)	(US$ in thousands	(Unit)	(US$)
Mining machines:
Ebit E9+	204	2,000	102	-	-	-	-		-
Ebit E9 Series(1)	11,124	151,233	74	-	-	-	16,467	22,505	732
Ebit E10 Series(2)	29,799	87,293	341	-	-	-	23,129	45,073	513
Ebit E12	46,879	49,427	948	7,433	10,921	681	40	83	482
Ebit E15	-	-	-	395	309	1280	-	-	-
Total(3)	88,006	289,953	304	7,828	11,230	697	39,636	67,661	586

(1)

Mainly include Ebit E9.1, Ebit E9.2, Ebit E9.3, Ebit E9.5, E9.6, Ebit E9i and Ebit E9i+ series

We have recognized RMB106 million (approximately $16.4 million) revenue in the year ended December 31, 2021, as a result of RMB106 million payment received from one of the customers following a court mediation related to a claim the Company brought against the customer for mining machine sales in November 2019. Pursuant to the mediation, the customer will pay us RMB272 million. During the year ended December 31, 2018 when the sales contract was entered into, we determined that the customer did not have the intent or ability to pay as the amounts became due and therefore the collection was not probable. As a result, no revenue was recognized upon the shipments of the mining machines. The RMB106 million has been recognized as revenue pursuant to ASC 606 because the contract has been terminated and the consideration received is nonrefundable. We recognize revenues only to the extent of the consideration received as the collection of the remaining consideration still involves uncertainty. For more information, see “Item 4 Information on the Company – B, Business overview – Legal proceedings.”

(2)	Mainly include Ebit E10 and Ebit E10+ series, including Ebit E10.1, Ebit E10.2, Ebit E10.3, Ebit E10.5, E10B and E10C

(3)	Exclude revenues from sales of in-process mining machines.

The average selling price of our Bitcoin mining machines changes from period to period and is primarily affected by the Bitcoin price and expected economic returns on Bitcoin mining activities, and the performance of the mining machines.

The Bitcoin price and expected economic returns on Bitcoin mining activities could significantly affect the demand of mining machines and in turn the average selling price of Bitcoin mining machines. See “—Key Factors Affecting Our Results of Operations” for details of factors affecting economic return on Bitcoin mining activities and the market demands. Particularly, a significant fluctuation in Bitcoin price in a short period of time could significantly reverse the trend of average selling price of Bitcoin mining machines in certain periods of time. For example, a significant drop in the Bitcoin price in the first quarter of 2020 and third and fourth quarters of 2021 significantly reduced the average selling price of Bitcoin mining machines in the same periods. Meanwhile, due to the combined impact of COVID-19 and Bitcoin halving event in 2020, which significantly affected the expected returns on Bitcoin related activities such as mining, it reduced the average selling price of our Ebit E12 series products. Notwithstanding the unprecedented uncertainty and volatility in the COVID-19 environment and its adverse impact on the supply chain of raw materials, the price of Bitcoin has maintained at a high level with volatility, which had a positive impact on the market. In the case of limited raw materials, we optimized the hardware architecture and launched a new model E10B, E10C and E9.6, which has achieved rapid growth in sales performance.

In addition, the average selling price is also significantly affected by the performance of the Bitcoin mining machines. The following table sets forth the revenue, total computing power sold and average selling price (per TH/s) of our own brand mining machines for the periods indicated:

	Years Ended December 31,
	2019			2020			2021
	Revenue	Total computing power sold	Average selling price per TH/s	Revenue	Total computing power sold	Average selling price per TH/s	Revenue	Total computing power sold	Average selling price per TH/s
	(US$ in thousands)	(TH/s)	(US$)	(US$ in thousands)	(TH/s)	(US$)	(US$ in thousands)	(TH/s)	(US$)
Mining machines:
Ebit E9+	204	18,000	11	-	-	-
Ebit E9 Series(1)	11,124	2,015,935	6	-	-	-	16,467	270,060	61
Ebit E10 Series(2)	29,799	1,763,727	17	-	-	-	23,129	1,199,390	19
Ebit E12	46,879	2,174,788	22	7,433	480,524	15	40	3,652	11
Ebit E15	-	-	-	395	18,540	21	-	-
Total(3)	88,006	5,972,450	15	7,828	499,064	16	39,636	1,473,102	27

(1)

Mainly include Ebit E9.1, Ebit E9.2, Ebit E9.3, E9.5, E9.6, Ebit E9i and Ebit E9i+ series

RMB106 million revenue was recognized following our receipt of RMB106 million (approximately $16.4 million) payment from a former customer as a result of a court mediation. Refer to our discussion above.

(2)	Mainly include Ebit E10 and Ebit E10+ series, including Ebit E10.1, Ebit E10.2, Ebit E10.3, Ebit E10.5, E10B and E10C

(3)	Exclude revenues from sales of in-process mining machines.

In general, the average selling price of our Bitcoin mining machines in terms of computing power decreases as a result of the overall technology advancement which also resulted in a lower unit cost in production of such Bitcoin mining machine. New models launched in the markets generally exert downward pressure on prices of existing models. We typically price our Bitcoin mining machine based on their computing power and reduce the price of the previous generation when we introduce a new generation with higher computing power. For example, the average selling price of our most advanced E10B and E 10C mining machine were much higher than the previous generations of Ebit 9.

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

We generate substantially all of these service revenues from mining machine hosting services. Revenues from provision of mining machine hosting services was US$15.7 million, US$9.1 million and US$2.8 million in 2019, 2020 and 2021, representing 99.5%, 98.0% and 90.0% of our total service revenues, respectively. We provided mining machine hosting services only to buyers of our Bitcoin mining machines, and typically entered into separate service agreements with these buyers for such services. We have halted all mining machine custody services in the PRC at the end of April 2021. Revenues from mining machine hosting services mainly include hosting service fees we charge to our customers, which is primarily calculated based on the amount of power consumption (the number of kWh) and the average service fee per kWh. The average service fee per kWh is primarily affected by the utility cost. The average service fee per kWh was generally US$0.04 throughout 2019, 2020 and April 2021.

Cost of Revenues

Cost of revenues for our mining machines and telecommunications products represents costs and expenses directly attributable to the manufacture of our products sold and delivered, which primarily comprises costs of (1) raw materials, components and parts including wafers; (2) production overhead, including mainly packaging and testing costs, subcontracting cost, amortization and depreciation of intangible assets, production equipment and utilities; (3) direct labor including cost to our production staff and outsourced production workers; and (4) inventory write-down due to the significant decrease of the average Bitcoin price in the first quarter of 2019, and impact of COVID-19 and Bitcoin halving event in 2020, which in turn resulted in a significant decrease in the selling price of our Bitcoin mining machines. The pandemic continued in 2021, and the global market is still gradually warming up. We examined and recorded write-down for the potentially obsolete, slow-moving inventories and lower of cost or market adjustment of US$6.3 million, US$3.6 million and US$2.2 million in 2019, 2020 and 2021.

Our average cost of mining machine per unit primarily comprises and is mainly affected by the unit cost of wafer, number of ASIC chips used, and the types and costs of other components included in or sold with the mining machines. The average per unit cost of wafers is affected by our purchase volume and technology advancement. We generally incur higher per unit cost for models with better performance. The average cost of our mining machine per unit was US$416, US$952 and US$165 in 2019, 2020 and 2021, respectively.

Cost of revenues for mining machine hosting services provided by us primarily consists of space leasing fees, infrastructure and equipment related expense, utility expenses and salaries paid to related staffs.

The following table sets forth the breakdown of our cost of revenues by category, both in absolute amount and as a percentage of the cost of revenues, for the periods indicated:

	Years Ended December 31,
	2019		2020		2021
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Product sales – Bitcoin mining machines and related accessories	123,451	88.4	11,394	52.0	12,839	57.8
Product sales – Telecommunications	2,465	1.8	1,715	7.8	6,505	29.2
Service – Management and maintenance	13,708	9.8	8,795	40.2	2,883	13.0
Total	139,624	100.0	21,904	100.0	22,227	100.0

Gross Profit/Loss

Our gross profit/loss of sales of Bitcoin mining machines are primarily affected by Bitcoin prices, which have a significant effect on the average selling price of our products, and, to a lesser extent, the average per unit production costs of our Bitcoin mining machines, which in turn resulted in a much lower demand and average selling price of our Bitcoin mining machines, thereby leading to lower revenues. A decrease in the Bitcoin price and expected economic returns of Bitcoin mining activities could lead to increase in write-down for the potentially obsolete, slow-moving inventories and lower of cost or market adjustment as a result of stagnant demand and decrease in average selling price for our Bitcoin. Due to the significant decrease of the average Bitcoin price in 2018 and the first quarter of 2019, and impact of COVID-19 and Bitcoin halving event in 2020, which in turn a significant decrease in the selling price of our Bitcoin mining machines, we recorded write-down for the potentially obsolete, slow-moving inventories and lower of cost or market adjustment of US$6.3 million and US$3.6 million and US$2.2 million in 2019, 2020 and 2021, respectively. Since 2021, countries have been chattering about trade wars and COVID-19 has continued to spread with variants. Notwithstanding the foregoing, the price of Bitcoin has maintained at a high level with volatility, and enterprises have also actively resumed production globally, with investors returning to digital currency and blockchain investment. Our revenue has increased significantly compared with the previous year. The increase in gross profit for the year ended December 31, 2021 is also attributable to revenue recognized following our receipt of RMB106 million (approximately $16.4 million) payment from a former customer as a result of a court mediation. Refer to our discussion on revenues above.

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

The following table sets forth our gross profit/loss by category for the periods indicated:

	Years Ended December 31,
	2019	2020	2021
	US$	US$	US$
	(in thousands)
Product sales – Bitcoin mining machines and related accessories	(33,532)	(3,355)	26,917
Product sales – Telecommunications	871	(77)	2,062
Service – Management and maintenance	2,097	532	244
Total	(30,564)	(2,900)	29,223

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of the total operating expenses, for the periods indicated:

	Years Ended December 31,
	2019		2020		2021
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Selling expenses	1,213	6.0	925	3.9	1,419	5.2
General and administrative expenses(1)	18,871	94.0	22,822	96.1	25,774	94.8
Total operating expenses	20,084	100.0	23,747	100.0	27,193	100.0

(1)	Include research and development expenses and other general and administrative expenses. See “—Results of Operations—Operating Expenses—General and Administrative Expenses” for details.

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

British Virgin Islands

Our subsidiaries incorporated in the British Virgin Islands, primarily Orient Plus International Limited, Power Ebang Limited, Tower Lead Limited, Summit King Limited, Ebang Communication Limited and Ebonex International Limited, are incorporated in the BVI and under the current laws of the British Virgin Islands, are not subject to tax on income or capital gain. In addition, payments of dividend by these subsidiaries to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

Our subsidiaries incorporated in Hong Kong, primarily HK Ebang Communications, HongKong Ebang Technology Co., Ltd. (“HK Ebang Technology”), HK Ebang Digital, Ebang Digital Asset Management Limited (“Ebang Digital Asset Management”), Ebang Digital Asset Custody Limited (“Ebang Digital Asset Custody”) and Ebang Trust Limited (“Ebang Trust”) are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 8.25% on assessable profits arising in or derived from Hong Kong up to HKD2,000,000 and 16.5% on any part of assessable profits over HKD2,000,000.

PRC

Our subsidiaries incorporated in the PRC, primarily, Ebang Hongfa, Hangzhou Ebang Hongling Technology Co., Ltd. (“Ebang Hongling”), Wuhai Ebang Information Technology Co., Ltd. (“Wuhai Ebang”), Zhejiang Ebang, Ebang IT, Yunnan Ebang Information Technology Co., Ltd. (“Yunnan Ebang”), Hangzhou Dewang, Hangzhou Yibang Botong Technology Co., Ltd. (“Hangzhou Yibang Botong”), Ebang Jusheng, Hangzhou Ebang Shuotai Technology Co., Ltd. (“Hangzhou Ebang Shuotai”) and Shanghai Yijiaxin IC Design Co., Ltd., are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Zhejiang Ebang obtained the “high-tech enterprise” tax status in November 2017, which reduced its statutory income tax rate to 15% from November 2017 to November 2020. Zhejiang Ebang further re-applied and obtained the “high-tech enterprise” tax status in December 2020. Hangzhou Dewang obtained the “high-tech enterprise” tax status in November 2018, which reduced its statutory income tax rate to 15% from November 2018 to November 2021. Hangzhou Dewang further re-applied and obtained the “high-tech enterprise” tax status in December 2021. In addition, Ebang IT obtained the “high-tech enterprise” tax status in December 2021, which reduced its statutory income tax rate to 15% from December 2021 to December 2023.

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

	Years Ended December 31,
	2019	2020	2021
	US$	US$	US$
	(in thousands)
Revenues	109,060	19,004	51,450
Product sales – Bitcoin mining machines and related accessories	89,919	8,039	39,756
Product sales – Telecommunications	3,336	1,638	8,567
Service – Management and maintenance	15,805	9,327	3,127
Cost of revenues	(139,624)	(21,904)	(22,227)
Gross profit (loss)	(30,564)	(2,900)	29,223
Operating expenses:
Selling expenses	1,213	925	1,419
General and administrative expenses	18,871	22,822	25,774
Total operating expenses	20,084	23,747	27,193
Income (loss) from operations	(50,648)	(26,647)	2,030
Other income (expenses):
Interest income	217	824	1,780
Interest expenses	(2,041)	(728)	(4)
Other income	85	82	133
Loss from investment	-	-	(3,657)
Exchange gain (loss)	5,694	(288)	1,780
Government grants	6,299	4,007	435
VAT refund	9	-	-
Other expenses	(288)	(109)	(108)
Total other income	9,975	3,788	359
Income (loss) before income taxes provision (benefit)	(40,673)	(22,859)	2,389
Income taxes provision (benefit)	400	9,252	(379)
Net income (loss)	(41,073)	(32,111)	2,768
Less: net income (loss) attributable to non-controlling interest	1,330	(1,436)	(1,663)
Net income (loss) attributable to Ebang International Holdings Inc.	(42,403)	(30,675)	4,431

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues. Our revenues increased by 170.7% to US$51.5 million in 2021 from US$19.0 million in 2020, primarily due to the following reasons: 1) As the Bitcoin price continued to fluctuate in the high range in 2021, it has driven the enthusiasm and attention of investors. However, our chip suppliers have reduced their production capacity due to the impact of the COVID-19, resulting in our inability to produce at full capacity, insufficient inventory and inability to meet the market demand. With limited raw materials, we optimized the hardware structure, used a new framework and launched new models, which accelerated the sales growth; 2) We have halted all mining machine custody services in the PRC at the end of April 2021 which offset the growth in total revenue; and 3) RMB106 million revenue was recognized following our receipt of RMB106 million (approximately US$16.4 million) payment from a former customer as a result of a court mediation. See our discussion on revenues above.

Cost of revenues. Our cost of revenues increased by 1.5% to US$22.2 million in 2021 from US$21.9 million in 2020, primarily because we have been able to utilize some of the slow-moving inventories impaired in previous years to manufacture products sold in 2021 as a result of our hardware optimization.

Gross profit (loss). As a result of the foregoing, we recorded a gross profit of US$29.2 million in 2021 as compared to a gross loss of US$2.9 million in 2020.

Operating expenses. Our total operating expenses increased by 14.5% to US$27.2 million in 2021 from US$23.7 million in 2020, primarily due to increase in both selling expenses and general and administrative expenses.

●	Selling expenses. Our selling expenses increased by 53.3% to US$1.4 million in 2021 from US$0.9 million in 2020, in line with the increase in our sales.

●	General and administrative expenses. Our general and administrative expenses increased by 12.9% to US$25.8 million in 2021 from US$22.8 million in 2020, primarily due to increase in overseas expansion.

Income (loss) from operations. As a result of the foregoing, our income from operations was US$2.0 million in 2021 compared to loss from operation of US$26.6 million in 2020.

Interest income. Our interest income increased by 115.9% to US$1.8 million in 2021 from US$0.8 million in 2020, primarily due to the interest income from our investments in time deposit and financing products in 2021.

Interest expenses. Our interest expenses decreased by 99.4% to US$4.0 thousand in 2021 from US$0.7 million in 2020, primarily due to repayment of loan with Hangzhou United Bank in 2021.

Loss from investment. Our loss from investment increased by 100% to US$3.7 million in 2021 from US$0 in 2020, the increase in loss from investment was mainly due to investment loss of $3.9 million from marketable securities, offset by investment income of US$0.2 million from wealth management products.

Exchange gain (loss). Our exchange gain was US$1.8 million in 2021 compared to the exchange loss with the amount of US$0.3 million in 2020, primarily due to the currency fluctuation on our foreign currency denominated assets and liabilities.

Government grants. Our government grants decreased by 89.2% to US$0.4 million in 2021 from US$4.0 million in 2020, primarily due to the decrease of non-recurring rebates from local government.

Income taxes provision (benefit). Our income taxes benefits decreased by 104.1% to US$0.4 million in 2021 compared to the income tax provision with the amount of US$9.3 million in 2020, primarily due to the allowance on the deferred tax assets based on the economic forecast of the Company’s operation in relation to the realization of such deferred tax assets.

Net income (loss). As a result of the foregoing, our net income increased to US$2.8 million in 2021 from net loss of US$32.1 million in 2020.

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

As of December 31, 2021 and 2020, our cash and cash equivalents were US$239.9 million and US$13.7 million. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and time deposits placed with banks or other financial institutions and have original maturities of less than three months.

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

In 2020, we obtained a loan from Hangzhou United Bank, with an aggregate principal amount of approximately US$0.8 million at an interest rate of 5.5000% per annum. The maturity date of the loan was September 7, 2021. As of December 31, 2020, the outstanding balance of this loan is US$765,967. As of December 31, 2021, we have repaid such loan in full.

In 2019 and 2020, we borrowed certain interest-free credit loans from Zhejiang Wansi Computer Manufacturing Company Limited, or Zhejiang Wansi, a company controlled by the spouse of Mr. Dong Hu, with an aggregate principal amount of approximately US$8.35 million and payable on demand, and certain interest-free credit loans from Mr. Dong Hu with an aggregate principal amount of approximately US$0.75 million and payable on demand. As of December 31, 2021, we have repaid loans to Zhejiang Wansi in full.

The weighted average interest rate for all of our borrowings was approximately 10.4%, 4.9%, and 7.5% per annum in 2019, 2020 and 2021, respectively.

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

The following table sets forth our selected consolidated cash flow data for the periods indicated:

	Years Ended December 31,
	2019	2020	2021
	US$	US$	US$
	(in thousands)
Net cash used in operating activities	(13,260)	(15,827)	(14,070)
Net cash used in investing activities	(5,809)	(63,181)	(6,511)
Net cash provided by financing activities	8,548	92,059	248,284
Effect of foreign exchange on cash, cash equivalents and restricted cash	(3,182)	(4,705)	(900)
Net increase (decrease) in cash, cash equivalents and restricted cash	(13,703)	8,346	226,803
Cash, cash equivalents and restricted cash at the beginning of the year	19,481	5,778	14,124
Cash, cash equivalents and restricted cash at the end of the year	5,778	14,124	240,927

Operating Activities

Net cash used in operating activities for 2021 was US$14.1 million, which primarily reflected our net income of US$2.8 million as mainly adjusted for (1) depreciation and amortization expenses of US$6.3 million, (2) write-down for the potentially obsolete, slow-moving inventories and lower of cost or market adjustment of US$2.2 million, (3) impairment of property plant and equipment adjustments of US$3.1 million and (4) changes in working capital. Adjustment for changes in working capital primarily consisted of (i) an increase of US$3.8 million in VAT recoverable, (ii) an increase of US$5.4 million in net inventories, (iii) a decrease of US$18.3 million in accrued liabilities and other payables.

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

Investing Activities

Net cash used in investing activities for 2021 was US$6.5 million, mainly attributable to (i) Collections from short-term investment of US$474.4 million, (ii) Cash paid for short-term investment of US$472.4 million, and (iii) cash paid for the purchases of property, plant and equipment and intangible assets of US$8.5 million.

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

Financing Activities

Net cash provided by financing activities for 2021 was US$248.3 million, mainly attributable to (i) issuance of shares for cash of US$254.7 million in 2021, (ii) repayment to related parties for US$5.7 million, (iii) repayment of short-term loans of US$0.8 million.

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

Capital Expenditures

We made capital expenditures of US$5.8 million, US$22.8 million and US$8.5 million, in 2019, 2020 and 2021, respectively. In these periods, our capital expenditures were mainly used for (1) procurement of equipment such as molds and machinery for the expansion of production capacity and upgrading of production facilities, (2) addition of intangible assets such as software and non-patent technology and license, and (3) expenditures for constructing our production facilities.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Policies and Estimates

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

We prepare our financial statements in conformity with the U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Our accounting policies related to revenue recognition, inventories, net, current expected credit losses and impairment of long-lived assets, as disclosed in Note 2 to the consolidated financial statements included in this annual report, require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

When reviewing our financial statements, you should consider our selection of critical accounting policies, the judgments and other uncertainties affecting the application of such policies, and the sensitivity of reported results to changes in conditions and assumptions.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Our board of directors is currently composed of five members. The table below sets forth certain information concerning our current board of directors and our senior management as of the date of this report. All ages are as of April 29, 2022.

Directors and Executive Officers	Age	Position/Title
Dong Hu	48	Chairman of the Board and Chief Executive Officer
Chunjuan Peng	45	Director and Deputy General Manager
Yanqing Gao	57	Independent Director
Tingjie Lyu	66	Independent Director
Mingming Su	37	Independent Director
Lei Chen	41	Chief Financial Officer

Mr. Dong Hu is our founder and has served as chairman of the board of directors and our chief executive officer since May 2018. He has also served as a director and chief executive officer of Zhejiang Ebang since January 2010. Mr. Hu has over 22 years of experience in the network communication and computing industry. Between August 1998 and August 2009, he was a teacher of the College of Information Engineering at Zhejiang University of Technology. From August 2009, he worked as a teacher of the College of Computer Science and Technology at the same university until October 2017. He is also an executive director of each of Ebang IT, Hangzhou Dewang, Ebang Hongfa, Ebang Jusheng, Hangzhou Ebang Shuotai, Ebang Hongling and Hangzhou Yibang Botong, and a director of HK Ebang Communications, HK Ebang Technology, HK Ebang Information Co., Ltd. and HK Ebang Digital, Ebang Digital Asset Management, Ebang Digital Asset Custody, Ebang Trust, Ebonex Pte. Ltd., Ebonex Australia, and Australia Ebon Pty Ltd. Mr. Hu is primarily responsible for overseeing the sales and marketing, research and development, business strategy and overall management of our company. Mr. Hu graduated from Zhejiang University of Technology with an undergraduate degree in industrial automation in July 1998. In September 2008, Mr. Hu obtained a master of business administration (MBA) degree from Zhejiang University.

Ms. Chunjuan Peng is our deputy general manager and has served as a director since May 2018. She has also served as a deputy general manager of Zhejiang Ebang since January 2010 and a director of Zhejiang Ebang from January 2010 to March 2021. She has served as a director of Korea Ebang Co., Ltd. since February 2021. Ms. Peng has over 17 years of experience in the areas of business operation and production and supply chain management. From September 2003 to January 2010, Ms. Peng was a deputy general manager at Hangzhou Ebang Communication Technology Co., Ltd., where she was responsible for assisting in managing the daily operation of the company. Ms. Peng is mainly responsible for our production and supply chain management, which includes overseeing the procurement of raw materials and production and quality control. Ms. Peng graduated from Jiangxi Normal University with a self-taught associate degree in tourism management in June 1997.

Mr. Yanqing Gao has served as our director since June 2021. He has been a director of Zhejiang Jianxue Technology Co., Ltd. since November 2019, Jiangsu Mole Biotechnology Co., Ltd. since April 2016, Shanghai Xinfangxun Communication Technology Co., Ltd. since November 2015 and Hangzhou Kaipu Technology Co., Ltd. since September 2015. Mr. Gao has also been the deputy manager of Zhejiang Zheke Investment Management Co., Ltd. since May 2012. He was a director of Yuancheng Environment co., Ltd. from June 2013 to November 2018. He also served as a director and the chief financial officer of Zhejiang Tianyuan Biopharmaceutical Co., Ltd. from April 2007 to April 2012. Mr. Gao held various accounting positions with companies in China since 1990. Mr. Gao received his bachelor’s degree in accounting from Hangzhou Business School in 1984 and his EMBA from Zhongnan University of Economics and Law in 2008.

Mr. Tingjie Lyu has served as our director since June 2020. He has served as an independent director of China Satellite Communications Co., Ltd., Shenzhen Aisidi Co., Ltd., China Communications Services Corporation Limited and Beijing Digital Telecom Co., Ltd. since May 2016, June 2014, June 2015 and May 2013, respectively. He has also served as a director of Wooboo Mobile Media Co., Ltd. since July 2016. Mr. Lyu has over 37 years of experience in the telecommunications industry. Since June 1985, Mr. Lyu successively served as a teacher, an associate professor and a professor at Beijing University of Posts and Telecommunications, College of Economic Management. Mr. Lyu is also an executive director and an executive vice president of International Telecommunication Association and China Information Economy Society, respectively. Mr. Lyu is the director of each Modern Management Committee of China Communications Society and Communication Technology and Economics Committee of China Association of Technology and Economics and the deputy director of E-commerce Teaching Steering Committee of the Ministry of Education. Mr. Lyu holds a bachelor’s degree in radio engineering and a master’s degree in management engineering from Beijing University of Posts and Telecommunications and a doctor’s degree in engineering from Kyoto University.

Mr. Mingming Su has served as our director since November 2021. Mr. Su has served as Chief Strategy Officer of DouYu International Holdings Limited (“DouYu”), a company that has its American depositary shares listed on the Nasdaq Global Select Market, since November 2015 and director of DouYu since October 2016. Mr. Su served as the investment analyst of Shanda Computer (Shanghai) Co., Ltd. from March 2010 to March 2011, the investment manager of Hangzhou Bianfeng Network Technology Co., Ltd. from March 2011 to August 2012 and the vice president of investment at Shenzhen Qingsong Investment Management Partnership (Limited Partnership) from August 2012 to November 2015. Mr. Su obtained his bachelor’s degree majoring in library science and minoring in English from Anhui University in July 2007. Mr. Su also obtained his Master of Management majoring in library science from Chinese Academy of Sciences in March 2010.

Mr. Lei Chen has become our chief financial officer of Ebang International Holdings Inc. since April 24, 2020. Mr. Chen has also served as an independent director for a reputable integrated marketing service provider in China since September 2019. Mr. Chen has over 19 years of experience in the financial and accounting field. He served as a senior auditor at PricewaterhouseCoopers from August 2003 to January 2006, and as an auditing manager at KPMG from January 2006 to August 2009. Between February 2011 and September 2016, Mr. Chen was employed by Hailiang Education Group Inc., initially as a financial consultant and was promoted to chief financial officer in January 2014. Mr. Chen then served as the chief financial officer for a leading fintech service provider in the area of housing provident fund focusing on the online consumer finance market in China from January 2019 to June 2019. Mr. Chen holds a bachelor’s degree in international business and accounting from Guangdong University of Foreign Studies and has been a member of the Chinese Institute of Certified Public Accountants since December 2009.

Board Diversity Disclosure

The following information was provided by our directors on a voluntary basis.

Board Diversity Matrix (As of date of April 29, 2022)

Country of Principal Executive Offices			China
Foreign Private Issuer			Yes
Disclosure Prohibited Under Home Country Law			No
Total Number of Directors			5
	Female	Male	Non-Binary	Did not disclose
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.	Compensation

Compensation

For the fiscal year ended December 31, 2021, we paid an aggregate of approximately US$0.77 million in cash to our directors and executive officers, respectively. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

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

Share Incentive Plan

Our board of directors adopted the 2020 Share Incentive Plan in April 2020, effective from the date of our initial public offering, which was amended and restated on July 9, 2021; and our shareholders adopted the 2021 Share Incentive Plan, effective as of December 15, 2021 at the annual general meeting of shareholders, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the Amended and Restated 2020 Share Incentive Plan, or the 2020 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards under the 2020 Plan shall be 10,482,827 Class A ordinary shares, representing 8% of the enlarged total issued and outstanding shares of our company immediately upon completion of our initial public offering. Under the 2021 Share Incentive Plan, or the 2021 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards under the 2021 Plan shall be 10,000,000 Class A ordinary shares.

As of the date of this annual report, we have granted 6,550,000 restricted share awards under the 2020 Plan and we did not grant any awards under the 2021 Plan.

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

The following paragraphs describe the principal terms of the 2021 Plan.

Types of awards. The 2021 Plan permits the awards of options, shares, restricted shares or restricted share units.

Plan administration. Our board of directors or a committee of one or more members of the board of directors administers the 2021 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award agreement. Awards granted under the 2021 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

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

Board composition

Our board of directors consists of five directors, including three independent directors. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board of directors affirmatively determined that Yanqing Gao, Tingjie Lyu and Mingming Su are independent directors, and that we have a majority of independent directors serving on our board of directors.

A director may, subject to any separate requirement for audit committee approval under applicable law, the Articles or the Nasdaq Rules, or disqualification by the chairman of the relevant board meeting, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any director in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of our board of directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Yanqing Gao, Mr. Tingjie Lyu and Mr. Mingming Su. Mr. Yanqing Gao is the chairman of our audit committee. We have determined that each of Mr. Yanqing Gao, Mr. Tingjie Lyu and Mr. Mingming Su satisfies the “independence” requirements of the Rule 5605(c)(2) of the Nasdaq Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Mr. Yanqing Gao qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq Rules.

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

Compensation Committee

Our compensation committee consists of Mr. Dong Hu, Mr. Tingjie Lyu and Mr. Mingming Su. Mr. Dong Hu is the chairman of our compensation committee. We have determined that each of Mr. Tingjie Lyu and Mr. Mingming Su satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Rules.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Ms. Chunjuan Peng, Mr. Yanqing Gao and Mr. Tingjie Lyu. Ms. Chunjuan Peng is the chairperson of our nominating and corporate governance committee. We have determined that each of Mr. Yanqing Gao and Mr. Tingjie satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Rules.

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

Duties of Directors

Under Cayman Islands law, our directors owe to us certain fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances.

In fulfilling their duty of care to us, our directors must ensure compliance with our Articles, as amended and restated from time to time.

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

Terms of Directors and Officers

Pursuant to the Articles, our officers will be elected by and serve at the discretion of our board of directors. Each of our directors is not subject to a term of office and hold office until such time as he or she resigns or is removed from office by ordinary resolution of our shareholders.

A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his or her creditors; (2) dies or is found by our company to be of unsound mind; or (3) is removed from office pursuant to any other provisions of our Articles.

Interested Transactions

A director may, subject to any separate requirement for audit committee approval under applicable law, the Articles or the Nasdaq Rules, or disqualification by the chairman of the relevant board meeting, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

D.	Employees

As of December 31, 2021, we had a total of 262 employees, among which, 18 full-time employees were located outside of China.

The following table sets forth a breakdown of our employees by function as of December 31, 2021:

Function	Number of Employees
Management	7
Research and development	107
Production	36
Sales and marketing	26
Finance, operations and others	86
Total	262

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

As of December 31, 2021, in addition to full-time employees, we also used approximately 7 workers, primarily in production, under temporary arrangements mainly through labor outsourcing service providers. This arrangement gives us greater flexibility in staffing and work allocation in response to fluctuating work demands. Currently, we do not directly enter into contracts with these workers. Instead, we mainly enter into contracts with the labor outsourcing service providers for the engagement of workers. Our contracts with labor outsourcing service providers have a term of one year, with the right to renew 30 days prior to expiration. The labor outsourcing service providers are required to enter into employment contracts with the workers and to pay salaries. The labor outsourcing providers are generally responsible for paying for social insurance for the workers. We pay to the labor outsourcing service providers an overall service fee calculated based on the number of hours worked, and are obligated to provide the required working conditions, labor protection, education as well as training in operation skills and production safety according to relevant regulations.

E.	Share ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares, as of April 28, 2022 with respect to:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5.0% of our ordinary shares.

The calculations in the table below are based on 187,376,337 ordinary shares outstanding as of April 28, 2022, comprising of 140,750,554 Class A ordinary shares and 46,625,783 Class B ordinary shares, assuming the sales of all of the securities we are offering and no exercise of the warrants and excluding ordinary shares reserved for issuance under our Amended and Restated 2020 Share Incentive Plan and 2021 Share Incentive Plan.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of April 28, 2022, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares*** (%)	Percentage of total voting power**** (%)
Directors and Executive Officers**
Dong Hu(1)	112,493	46,625,783	24.9	86.9
Chunjuan Peng	*	–	*	*
Yanqing Gao	–	–	–	–
Tingjie Lyu	–	–		–
Mingming Su	–	–	–	–
Lei Chen	–	–	–	–
All directors and executive officers as a group	874,575	46,625,783	25.4	87.0
Principal Shareholders:
Affiliates of Dong Hu(1)	112,493	46,625,783	24.9	86.9
CVI Investments, Inc.(2)	10,300,000	–	5.5	*

*	Represents less than 1% of our total outstanding shares.
**	Except as indicated otherwise below, the business address of our directors and executive officers is Building 7, No. 5, Nangonghe Road, Linping Street, Yuhang District, Hangzhou, Zhejiang, 311100, People’s Republic of China

***	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of April 29, 2021.

****	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to 20 votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one for one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	Represents (1) 46,625,783 Class B ordinary shares held by Top Max Limited and (2) 112,493 Class A ordinary shares held by Top One Limited. Top Max Limited is a company incorporated in the British Virgin Islands with limited liability wholly owned by Vista Eternity (PTC) Limited, or Vista Eternity, a trustee under the Hu Family Trust in which Mr. Dong Hu, our chairman of the board of directors and chief executive officer, is the settlor and the investment manager. Top One Limited, a company incorporated in the British Virgin Islands, is, among others, approximately 2.2% owned by Mr. Dong Hu. The registered addresses of both of Top Max Limited and Top One Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(2)	Heights Capital Management, Inc. (“Heights Capital”), serves as the investment manager to CVI Investments, Inc. (“CVI”), and as such may exercise voting and dispositive power over the Class A ordinary shares held by CVI and may be deemed to beneficially own these Class A ordinary shares. William Walmsley, Director of CVI Investments, Inc., may also be deemed to beneficially own these Class A ordinary shares, as may Brian Sopinsky, Secretary of Heights Capital Management, Inc. Mr. Kobinger disclaims any such beneficial ownership of the securities. Each of Messrs. Walmsley and Sopinsky, CVI and Heights Capital disclaims beneficial ownership of these Class A ordinary shares except to the extent of their pecuniary interest therein. The address of the principal business office of Mr. Walmsley and CVI Investments, Inc. is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands. The address of the principal business office of Mr. Sopinsky and Heights Capital Management, Inc. is 101 California Street, Suite 3250, San Francisco, California 94111.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. To our knowledge, as of April 28, 2022, 139,662,533 Class A ordinary shares, representing 74.5% of our issued and outstanding ordinary shares, were held by one record holder in the United States, which is Cede & Co., a nominee of The Depository Trust Company, and none of our Class B ordinary shares are held by record holders in the United States.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share and the sole holder of Class B ordinary shares is entitled to 20 votes per share. We issued Class A ordinary shares in our initial public offering in June 2020. The sole holder of our Class B ordinary shares may choose to convert its Class B ordinary shares into the same number of Class A ordinary shares at any time. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a more detailed description of our Class A ordinary shares and Class B ordinary shares.

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

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Other Transactions with Related Parties

Property Tenancy Agreements with Zhejiang Wansi Computer Manufacturing Company Limited

From 2016 through 2019, our three PRC subsidiaries, namely, Zhejiang Ebang, Ebang IT and Hangzhou Dewang, entered into several tenancy property management agreements with Zhejiang Wansi Computer Manufacturing Company Limited, or Zhejiang Wansi. The lease terms range from two to three years. Zhejiang Wansi is 68.68% owned by the spouse of Mr. Dong Hu, our controlling shareholder, chairman of the board of directors and chief executive officer. Zhejiang Wansi is therefore an associate of Mr. Dong Hu. In 2019, 2020 and 2021, lease expenses from Zhejiang Wansi were approximately US$30,000, US$30,000 and US$32,000, respectively. As of December 31, 2020 and 2021, the operating lease liabilities to Zhejiang Wansi is approximately $17,700 and $48,800 respectively.

In May 2021, our PRC subsidiary Zhejiang Ebang Communication Technology CO., Ltd. entered into a tenancy property management agreement with Hangzhou Yiquansheng Communication Technology Co., Ltd., or Hangzhou Yiquansheng. The lease term is from May 2021 to December 2023. Hangzhou Yiquansheng is 100% owned by Mr. Dong Hu, our controlling shareholder, chairman of the board of directors and chief executive officer. In 2021, lease expenses from Hangzhou Yiquansheng were approximately US$379,000. As of December 31, 2021, the operating lease liabilities to Hangzhou Yiquansheng is approximately $835,000.

Loan Agreements with Related Parties

In 2019 and up to the date of this annual report, we obtained several loans from Hong Kong Dewang Limited, or Hong Kong Dewang, with an aggregate principal amount of approximately US$24.1 million at an interest rate of 4.7500% per annum. The maturity dates of these loans range from June 2022 to May 2023. Hong Kong Dewang is controlled by a relative of Mr. Dong Hu, our controlling shareholder, chairman of the board of directors and chief executive office, and is therefore an associate of Mr. Dong Hu. As of the date of this report, we have fully repaid such loans. The balance of the loan as of December 31, 2019, 2020 and 2021 was US$17.6 million, nil and nil, respectively.

In 2019, the Company borrowed approximately $6.5 million from and repaid approximately $217,000 to Zhejiang Wansi, a company controlled by the spouse of Mr. Dong Hu. In 2020, the Company borrowed approximately $1.8 million from and repaid approximately $2.8 million to Zhejiang Wansi. The balance of the loan as of December 31, 2019, 2020 and 2021 was US$6.2 million, US$5.6 million and nil, respectively. As of the date of this annual report, we have repaid both of these loans, in full.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated statements and other financial information

Financial statements

We have appended consolidated financial statements filed as part of this annual report.

Legal proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business Operations—We have been involved, and may continue to be involved, in disputes, claims or proceedings arising from our operations or class actions from time to time, which could result in significant liabilities and reputational harm and could materially and adversely affect our business, financial condition and results of operations.”

Dividends and dividend policy

The payment of dividends is at the discretion of our board of directors, subject to our Articles. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or the share premium account, and provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends paid by our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Conducting Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share and the sole holder of Class B ordinary shares is entitled to 20 votes per share. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Securities—Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.”

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

We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our Articles, as amended and restated from time to time, and Companies Act (Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

The following are summaries of material provisions of our Articles and the Companies Act (Revised) of the Cayman Islands insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

Under our second amended and restated memorandum of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

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

Conversion

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate (as defined in our Articles) of such holder, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.

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

Transfer Agent and Registrar

The transfer agent and registrar for the Class A ordinary shares is VStock Transfer, LLC, a California limited liability company with its business address at 18 Lafayette Place, Woodmere, New York 11598.

General Meetings of Shareholders

Our Articles provides that our company may (but shall not be obligated to) hold an annual general meeting of shareholders in each calendar year, subject to Cayman Islands laws and the Nasdaq Rules, in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held as a physical meeting in any part of the world and/or at one or more locations or as a hybrid meeting or as an electronic meeting, at such time and place as may be determined by our directors.

Shareholders’ meetings may be convened by a majority of our board of directors or the chairman of our board of directors. Advance notice of at least ten clear days (as defined in the Articles) is required for the convening of our annual general meeting and any other general meeting of our shareholders. Notwithstanding that a meeting is called by shorter notice than that mentioned above, but, subject to the Companies Act, it will be deemed to have been duly called, if it is so agreed (1) in the case of a meeting called as an annual general meeting by all of our shareholders entitled to attend and vote at the meeting; and (2) in the case of any other meeting, by a majority in number of the shareholders holding not less than 95% in nominal value of the issued shares giving that right.

No business other than the appointment of a chairman may be transacted at any general meeting unless a quorum is present at the commencement of business. However, the absence of a quorum will not preclude the appointment of a chairman. If present, the chairman of our board of directors shall be the chairman presiding at any shareholders’ meetings.

A corporation being a shareholder shall be deemed for the purpose of our Articles to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation that he represents as that corporation could exercise if it were our individual shareholder.

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

Transfer of Ordinary Shares

Subject to any applicable restrictions set forth in our Articles, including, for example, the board of directors’ discretion to refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under share incentive plans for employees upon which a restriction on transfer imposed thereby still subsists, or a transfer of any share to more than four joint holders, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form prescribed by the Nasdaq Global Select Market or in another form that our directors may approve.

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

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Subject to our Articles and to the terms of allotment, our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Shares, Repurchase and Surrender of Ordinary Shares

We are empowered by the Companies Act and our Articles to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Act, our Articles and to any applicable requirements imposed from time to time by the Nasdaq Global Select Market, the SEC, or by any other recognized stock exchange on which our securities are listed.

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

Issuance of Additional Shares

Our Articles authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our Articles also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

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

According to the Circular of the Ministry of Finance and the SAT on Adjusting Value-added Tax Rates promulgated on April 4, 2018, and effective May 1, 2018, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 17% tax rates are lowered to 16%.

According to the Circular on Policies to Deepen Value-added Tax Reform promulgated by the Ministry of Finance, the SAT, and the General Administration of Customs on March 20, 2019, and effective April 1, 2019, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 16% and 10% tax rates are lowered to 13% and 9% respectively.

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

Currency Risk

Our operations are primarily in China. Our reporting currency is denominated in U.S. dollars. We are exposed to currency risk primarily through sales and purchases which give rise to receivables, payables and cash balances that are denominated in a currency other than the functional currency of the operations to which the transactions relate. Thus, our revenues and results of operations may be impacted by exchange rate fluctuations between RMB, Hong Kong dollars, Euros and U.S. dollars. We incurred a foreign currency translation loss of US$1.2 million in 2019, and foreign currency translation gains of US$1.5 million and US$0.8 million in 2020 and 2021, respectively, as a result of changes in the exchange rate.

Inflation

To date, inflation in China and Hong Kong has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively, and according to the Census and Statistics Department of Hong Kong, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increase of 2.9%, decrease of 0.7% and increase of 1.6%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China or Hong Kong experiences higher rates of inflation in the future.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

On December 15, 2021, at our annual general meeting of shareholders (the “2021 Annual Meeting”), our shareholders approved certain amendments to our amended and restated memorandum and articles of association of the Company (the “Amended M&A”). In place of the Amended M&A, a second amended and restated memorandum and articles of association reflecting the amendments (the “Second Amended M&A”) was approved by our shareholders by special resolutions in substitution for and to the exclusion of the Amended M&A. As required under Cayman Islands law, the Second Amended M&A was filed with the Registrar of Companies in the Cayman Islands on December 20, 2021. As amended, the Second Amended M&A provides, among others, (i) that our company may (but shall not be obligated to) hold an annual general meeting of shareholders in each calendar year, subject to Cayman Islands laws and the rules of the Nasdaq Stock Market LLC; and (ii) that instead of, or in addition to, a holding of a physical meeting, we may hold an annual general meeting or an extraordinary general meeting by means of either a physical meeting in any part of the world and/or at one or more locations as a hybrid meeting or as an electronic meeting, at such time and place as may be determined by our directors.

See “Item 10—Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders.

Use of Proceeds

In June 2020, we completed our initial public offering in which we offered and sold an aggregate 19,264,337 of our Class A ordinary shares, at an initial offering price of US$5.23 per Class A ordinary share. The registration statement on Form F-1, as amended (File No. 333-237843) in connection with the initial public offering was declared effective by the SEC on June 25, 2020. AMTD Global Markets Limited, Loop Capital Markets LLC and Prime Number Capital LLC were the representatives of the underwriters for our initial public offering. We received net proceeds of approximately US$91.7 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$9.1 million, which included US$7.1 million in underwriting discounts and commissions for the initial public offering and approximately US$2 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. For the period from June 25, 2020 to December 31, 2021, we had used approximately US$53.92 million of the net proceeds received from our initial public offering for (i) expansion of overseas business and new businesses, including establishing research and development centers and taking selling and marketing initiatives overseas, (ii) development and introduction of new mining machines, (iii) corporate branding and marketing activities, and (iv) general corporate purposes, including working capital needs and other corporate uses. We still intend to use the balance of the net proceeds from our initial public offering as disclosed in the registration statement.

From November 2020 to April 2021, we received net proceeds of an aggregate of approximately US$209 million through follow-on public offerings in connection with three registration statements on Form F-1, as amended (File Nos. 333-249647, 333-252804 and 333-254787, respectively). The offerings were priced at US$5.25, US$5.00 and US$6.1 per unit, respectively, with each unit consisting of one Class A ordinary share and one warrant to purchase one-half of one Class A ordinary share. The registration statements were declared effective by the SEC on November 17, 2020, February 10, 2021 and March 31, 2021, respectively. The total expenses incurred for our company’s account in connection with these offerings were approximately US$14.4 million, which included US$13.4 million in placement agent fees and approximately US$1 million in other costs and expenses for these offerings. Univest Securities, LLC was the placement agent for these offerings. None of the transaction expenses in connection with these offerings included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from these follow-on public offerings were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. For the Period from November 17, 2020 to December 31, 2021, we had used approximately US$33.42 million of the net proceeds received from our follow-on offerings for (i) development and application of blockchain technology into financial services, (ii) research, development, production and sales of ASICs and equipment related to cryptocurrencies, (iii) expansion of our cryptocurrency mining business as well as establishment and operation of cryptocurrency mining farms, and (iv) establishment and operation of cryptocurrency exchange platforms.  We still intend to use the net proceeds from such offerings as disclosed in their respective registration statements.

ITEM 15. CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

As of December 31, 2021, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2021 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, failed to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures.

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2021 due to a material weakness identified in our internal control over financial reporting as described below.

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

Internal Control Over Financial Reporting

During the audit of our financial statements for the year ended December 31, 2021, one material weakness was identified in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is related to the lack of sufficient accounting personnel with appropriate experience and knowledge in financial reporting in accordance with U.S. GAAP.

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

D.	Changes in Internal Control over Financial Reporting

Subject to the above, there were no other changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2021, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit committee financial expert

We have determined that Yanqing Gao, Tingjie Lyu and Mingming Su are independent, as such term is defined under SEC rules applicable to foreign private issuers. In addition, Mr. Yanqing Gao is regarded as an audit committee financial expert.

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

	2021	2020
Audit fees	$595,000	$480,000
Audit related fees	20,000	340,000
Tax fees	-	-
All other fees	-	-
Total	$615,000	$820,000

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

All Other Fees

All other fees represent the aggregate fees billed in each of the fiscal years listed for services rendered by the principal accountant for the audit of our annual financial statements other than services reported under “Audit Fees,” “Audit-related fees,” and “Tax fees.”

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

ITEM 16G. Corporate governance

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our Class A ordinary shares are listed on the Nasdaq Global Select Market. Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

●	have a compensation committee or a nominations or corporate governance committee consisting entirely of independent directors;

●	have an annual general meeting of shareholders each year; or

●	have regularly scheduled executive sessions with only independent directors each year.

We have relied on and intend to continue to rely on some of these exemptions.

ITEM 16H. Mine safety disclosure

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 17. Financial statements

We have responded to Item 18 in lieu of this item.

ITEM 18. Financial statements

Financial Statements are filed as part of this annual report, see pages F-1 to F-34 to this annual report.

ITEM 19. Exhibits

Exhibit no.	Description
1.1	Second Amended and Restated Memorandum of Association and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.1 to the Report of Foreign Private Issuer on Form 6-K, furnished with the Securities and Exchange Commission on December 22, 2021)
2.1	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-237843), as amended, initially filed with the Securities and Exchange Commission on April 24, 2020)
2.2	Form of Warrant (November 2020 Offering) (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-249647), as amended, initially filed with the Securities and Exchange Commission on October 23, 2020)
2.3	Form of Warrant (February 2021 Offering) (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-252804), as amended, initially filed with the Securities and Exchange Commission on February 5, 2021)
2.4	Form of Warrant (February 2021 Inducement) (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-253784), initially filed with the Securities and Exchange Commission on March 2, 2021)
2.5	Form of Warrant (April 2021 Offering) (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-254787), as amended, initially filed with the Securities and Exchange Commission on March 26, 2021)
2.6	Description of Securities
4.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-237843), as amended, initially filed with the Securities and Exchange Commission on June 17, 2020)
4.2	Form of Employment Agreement between the Registrant and each of its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-237843), as amended, initially filed with the Securities and Exchange Commission on June 17, 2020)
4.3	Form of Securities Purchase Agreement (November 2020 Offering) (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-249647), as amended, initially filed with the Securities and Exchange Commission on October 23, 2020)
4.4	Form of Escrow Agreement (November 2020 Offering) (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-249647), as amended, initially filed with the Securities and Exchange Commission on October 23, 2020)
4.5	Form of Securities Purchase Agreement (February 2021 Offering) (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-252804), as amended, initially filed with the Securities and Exchange Commission on February 5, 2021)
4.6	Form of Escrow Agreement (February 2021 Offering) (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-252804), as amended, initially filed with the Securities and Exchange Commission on February 5, 2021)
4.7	Form of Securities Purchase Agreement (April 2021 Offering) (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-254787), as amended, initially filed with the Securities and Exchange Commission on March 26, 2021)

4.8	Form of Escrow Agreement (April 2021 Offering) (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-254787), as amended, initially filed with the Securities and Exchange Commission on March 26, 2021)
4.9	Amended and Restated 2020 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to the registration statement on Form S-8 (File No. 333-257787), filed with the Securities and Exchange Commission on July 9, 2021)
4.10	2021 Share Incentive Plan (incorporated herein by reference to Appendix A to the Registrant’s Proxy Statement, attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K, furnished with the Securities and Exchange Commission on November 15, 2021)
8.1	List of significant subsidiaries and consolidated affiliated entity of the Registrant
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Conyers Dill and Pearman
15.2	Consent of Jingtian & Gongcheng
101.INS	Inline XBRL Instance Document.*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EBANG INTERNATIONAL HOLDINGS INC.

By:	/s/ Dong Hu
	Name:	Dong Hu
	Title:	Chief Executive Officer and Chairman

Date: April 29, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Ebang International Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ebang International Holdings Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company's auditor since 2019.

Houston, Texas

April 29, 2022

EBANG INTERNATIONAL HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(Stated in US dollars)

	Notes	December 31, 2021	December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents		$239,872,316	$13,669,439
Restricted cash, current		171,156	406,857
Short-term investments	3	35,443,246	40,835,000
Accounts receivable, net	5	9,872,746	7,205,113
Notes receivable		-	765,967
Advances to suppliers		1,057,096	221,186
Inventories, net	6	7,137,538	3,845,091
Prepayments		283,776	522,808
Other current assets, net		4,994,271	1,128,599
Total current assets		298,832,145	68,600,060

Non-current assets:
Property, plant and equipment, net	7	33,329,610	29,123,243
Intangible assets, net	8	22,512,208	23,077,435
Operating lease right-of-use assets	14	2,132,247	898,335
Operating lease right-of-use assets - related parties	14/18	1,136,775	17,701
Restricted cash, non-current		883,130	47,455
VAT recoverable		26,332,231	21,897,063
Other assets		705,825	538,934
Total non-current assets		87,032,026	75,600,166

Total assets		$385,864,171	$144,200,226

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable		$3,387,836	$2,762,187
Notes payable		-	1,087,673
Accrued liabilities and other payables	9	8,962,716	21,921,614
Loan due within one year	10	-	765,967
Operating lease liabilities, current	14	851,936	659,807
Operating lease liabilities - related parties, current	14/18	595,424	17,701
Income taxes payable		13,272	556,137
Due to related party	18	-	5,652,833
Advances from customers		894,174	832,842
Total current liabilities		14,705,358	34,256,761

Non-current liabilities:
Operating lease liabilities – related party, non-current	14/18	288,563	-
Deferred tax liabilities	11	178,582	872
Operating lease liabilities, non-current	14	1,712,303	118,827
Total non-current liabilities		2,179,448	119,699

Total liabilities		16,884,806	34,376,460

Equity:
Class A ordinary share, HKD0.001 par value, 333,374,217 shares authorized, 139,209,554 and 89,009,554 shares issued and outstanding as of December 31, 2021 and 2020, respectively	12	17,848	11,411
Class B ordinary share, HKD0.001 par value, 46,625,783 shares authorized, issued and outstanding as of December 31, 2021 and 2020, respectively	12	5,978	5,978
Additional paid-in capital		393,717,189	138,288,921
Statutory reserves	15	11,079,649	11,049,847
Accumulated deficit		(34,180,280)	(38,581,419)
Accumulated other comprehensive loss		(6,897,005)	(7,648,332)
Total Ebang International Holdings Inc. shareholders’ equity		363,743,379	103,126,406

Non-controlling interest		5,235,986	6,697,360

Total equity		368,979,365	109,823,766

Total liabilities and equity		$385,864,171	$144,200,226

The accompanying notes are an integral part of these consolidated financial statements

EBANG INTERNATIONAL HOLDINGS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Stated in US dollars)

	Notes	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Product revenue		$48,323,022	$9,677,278	$93,255,813
Service revenue		3,127,225	9,327,023	15,804,253
Total revenues	2/16/19	51,450,247	19,004,301	109,060,066
Cost of revenues		22,227,055	21,903,644	139,623,799
Gross profit (loss)		29,223,192	(2,899,343)	(30,563,733)

Operating expenses:
Selling expenses		1,418,586	925,373	1,213,294
General and administrative expenses		25,774,237	22,822,085	18,870,794
Total operating expenses		27,192,823	23,747,458	20,084,088

Income (loss) from operations		2,030,369	(26,646,801)	(50,647,821)

Other income (expenses):
Interest income		1,779,672	824,435	217,200
Interest expenses		(4,383)	(728,346)	(2,041,491)
Other income		133,477	81,733	84,992
Loss from investment		(3,656,520)	-	-
Exchange gain (loss)		1,780,087	(288,346)	5,693,798
Government grants		434,604	4,006,567	6,298,893
VAT refund		-	-	9,138
Other expenses		(108,328)	(108,624)	(287,530)
Total other income		358,609	3,787,419	9,975,000

Income (loss) before income taxes provision (benefit)		2,388,978	(22,859,382)	(40,672,821)

Income taxes provision (benefit)	11	(378,843)	9,251,542	400,311

Net income (loss)		2,767,821	(32,110,924)	(41,073,132)
Less: net income (loss) attributable to non-controlling interest		(1,663,120)	(1,435,504)	1,330,237
Net income (loss) attributable to Ebang International Holdings Inc.		$4,430,941	$(30,675,420)	$(42,403,369)

Comprehensive income (loss)
Net income (loss)		$2,767,821	$(32,110,924)	$(41,073,132)
Other comprehensive income (loss):
Foreign currency translation adjustment		953,073	1,960,109	(1,188,488)

Total comprehensive income (loss)		3,720,894	(30,150,815)	(42,261,620)
Less: comprehensive income (loss) attributable to non-controlling interest		(1,461,374)	(893,905)	1,330,237
Comprehensive income (loss) attributable to Ebang International Holdings Inc.		$5,182,268	$(29,256,910)	$(43,591,857)

Net income (loss) per ordinary share attributable to Ebang International Holdings Inc.
Basic	4	$0.02	$(0.25)	$(0.38)
Diluted	4	$0.02	$(0.25)	$(0.38)

Weighted average ordinary shares outstanding
Basic	4	177,715,336	121,941,226	111,771,000
Diluted	4	177,865,730	121,941,226	111,771,000

The accompanying notes are an integral part of these consolidated financial statements

EBANG INTERNATIONAL HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Stated in US dollars)

	Ordinary Shares		Class A Ordinary Shares		Class B Ordinary Shares		Additional			Accumulated Other	Non-
	Number of		Number of		Number of		Paid-in	Statutory	Accumulated	Comprehensive	controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Reserves	Deficit	Loss	Interest	Equity

Balance, January 1, 2019	111,771,000	$14,330	-	$-	-	$-	$23,888,023	$10,512,527	$35,034,690	$(7,878,354)	$6,261,028	$67,832,244

Transfer to reserve	-	-	-	-	-	-	-	537,320	(537,320)	-	-	-

Net income (loss)	-	-	-	-	-	-	-	-	(42,403,369)	-	1,330,237	(41,073,132)

Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	(1,188,488)	-	(1,188,488)

Balance, December 31, 2019	111,771,000	$14,330	-	$-	-	$-	$23,888,023	$11,049,847	$(7,905,999)	$(9,066,842)	$7,591,265	$25,570,624

Re-designation of ordinary shares to Class A and Class B ordinary shares immediately prior to the completion of initial public offering	(111,771,000)	(14,330)	65,145,217	8,352	46,625,783	5,978	-	-	-	-	-	-

Share issuance upon initial public offering, net of issuance cost	-	-	19,264,337	2,470	-	-	91,682,290	-	-	-	-	91,684,760

Share issuance following initial public offering, net of issuance cost	-	-	4,600,000	589	-	-	22,506,246	-	-	-	-	22,506,835

Increase in capital from disposal of subsidiary	-	-	-	-	-	-	212,362	-	-	-	-	212,362

Net loss	-	-	-	-	-	-	-	-	(30,675,420)	-	(1,435,504)	(32,110,924)

Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	1,418,510	541,599	1,960,109

Balance, December 31, 2020	-	$-	89,009,554	$11,411	46,625,783	$5,978	$138,288,921	$11,049,847	$(38,581,419)	$(7,648,332)	$6,697,360	$109,823,766

Share issuance following initial public offering, net of issuance cost	-	-	36,600,000	4,693	-	-	186,772,032	-	-	-	-	186,776,725

Share issuance from exercise of warrants, net of issuance cost	-	-	13,600,000	1,744	-	-	67,949,236	-	-	-	-	67,950,980

Share-based compensation	-	-	-	-	-	-	707,000	-	-	-	-	707,000

Net income (loss)	-	-	-	-	-	-	-	-	4,430,941	-	(1,663,120)	2,767,821

Transfer to reserve	-	-	-	-	-	-	-	29,802	(29,802)	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	751,327	201,746	953,073

Balance, December 31, 2021	-	$-	139,209,554	$17,848	46,625,783	$5,978	$393,717,189	$11,079,649	$(34,180,280)	$(6,897,005)	$5,235,986	$368,979,365

The accompanying notes are an integral part of these consolidated financial statements.

EBANG INTERNATIONAL HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in US dollars)

	For the year	For the year	For the year
	ended	ended	ended
	December 31,	December 31,	December 31,
	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$2,767,821	$(32,110,924)	$(41,073,132)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization expenses	6,258,055	7,152,958	8,855,750
Provision for (reversal of) credit losses	(310,012)	2,740,639	26,297
Share-based compensation	707,000	-	-
Loss (gain) on disposal of property, plant and equipment	9,243	92,172	(18,796)
Amortization of debt issuance cost	-	7,098	235,686
Inventory write-down	2,233,452	3,644,243	6,341,957
Loss (gain) on short-term investment	3,656,520	-	(1,366)
Deferred income taxes	(2,845,588)	8,627,604	(132,767)
Impairment of property, plant and equipment	3,109,922	-	-
Noncash lease expenses	1,066,838	659,082	286,774
Changes in assets and liabilities:
Accounts receivable, net	333,888	(1,351,955)	13,251,422
Notes receivable	775,206	(724,627)	-
Inventories, net	(5,392,810)	9,725,152	49,197,114
Advances to suppliers	(818,666)	(3,601,544)	1,554,824
VAT recoverable	(3,799,426)	1,429,649	(6,118,957)
Prepayments and other current assets, net	(2,951,664)	3,287,612	(48,399)
Other assets	(51,928)	-	-
Accounts payable	559,817	(9,234,394)	(31,546,450)
Notes payable	(1,100,792)	1,028,971	(7,688,440)
Income taxes payable	13,790	(660)	(7,817,075)
Advances from customers	51,792	(204,926)	(980,958)
Accrued liabilities and other payables	(18,342,211)	(6,993,438)	2,416,318
NET CASH USED IN OPERATING ACTIVITIES	(14,069,753)	(15,827,288)	(13,260,198)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(6,153,759)	(10,833,436)	(5,832,609)
Purchases of intangible assets	(2,365,495)	(11,927,846)	-
Proceeds from disposal of property, plant and equipment	-	362,314	25,764
Cash paid for short-term investments	(472,357,646)	(79,915,000)	(130,906)
Collections from short-term investment	474,365,880	39,080,000	128,520
Proceeds from sale of subsidiary, net of cash disposed of	-	53,435	-
NET CASH USED IN INVESTING ACTIVITIES	(6,511,020)	(63,180,533)	(5,809,231)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term loans	-	765,967	7,068,283
Repayment of short-term loans	(771,629)	(4,871,795)	(14,115,485)
Repayment of long-term loan	-	-	(8,333,333)
Proceeds from related party loans	-	9,631,014	27,366,576
Repayment to related parties	(5,671,902)	(27,657,811)	(3,438,258)
Proceeds from issuance of ordinary shares	254,727,705	114,191,595	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	248,284,174	92,058,970	8,547,783

EFFECT OF FOREIGN EXCHANGE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(900,550)	(4,705,565)	(3,181,463)

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	226,802,851	8,345,584	(13,703,109)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	14,123,751	5,778,167	19,481,276

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$240,926,602	$14,123,751	$5,778,167

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$4,382	$1,493,469	$1,323,827
Income taxes	$928	$293,028	$8,119,721

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Liabilities assumed in connection with purchase of property, plant and equipment	$3,318,477	$5,731,084	$3,010,849
Liabilities assumed in connection with purchase of intangible assets	$366,407	$7,951,897	$-
Operating lease right-of-use asset obtained in exchange for operating lease liability	$3,387,501	$192,395	$1,142,321
Transfer from other assets to property, plant and equipment	$-	$4,454,011	$1,048

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$239,872,316	$13,669,439	$3,464,262
Restricted cash, current	171,156	406,857	2,270,588
Restricted cash, non-current	883,130	47,455	43,317
Total cash, cash equivalents and restricted cash	$240,926,602	$14,123,751	$5,778,167

The accompanying notes are an integral part of these consolidated financial statements.

EBANG INTERNATIONAL HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

Note 1 – Nature of business and organization

Ebang International Holdings Inc. (“Ebang International”) was incorporated on May 17, 2018, as a holding company, as an exempted company with limited liability in the Cayman Islands. Ebang International principally engages in manufacturing high-performance bitcoin mining machines and telecommunication products and conducts business through its subsidiaries in the People’s Republic of China (the “PRC”). In January 2010, Mr. Dong Hu, chairman of the board of directors and chief executive officer, founded Zhejiang Ebang Communication Technology Co., Ltd. (“Zhejiang Ebang”), which established Zhejiang Ebang Information Technology Co., Ltd. (“Ebang IT”) to conduct development and sales of communications network access devices and related equipment. In August 2015, Zhejiang Ebang was listed on the National Equities Exchange and Quotations (“NEEQ”). In August 2016, Zhejiang Ebang acquired 51.05% of the equity interest in Hangzhou Dewang Information Technology Co., Ltd. (“Hangzhou Dewang”) through capital injection in Hangzhou Dewang. In March 2018, Zhejiang Ebang was delisted from the NEEQ in preparation for the reorganizations. Ebang International underwent a series of onshore and offshore reorganizations, which were completed on May 22, 2018.

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

Corporate Structure

Ebang International Holdings Inc. is a holding company incorporated in the Cayman Islands that does not have substantive operations. We conduct our businesses through our subsidiaries. As of December 31, 2021, our principal subsidiaries consist of the following entities (in chronological order based on their dates of incorporation):

●	Zhejiang Ebang Communication Technology Co., Ltd., or Zhejiang Ebang, our majority-owned subsidiary and an onshore holding company established in the PRC on January 21, 2010 principally for holding our businesses in the design, manufacture and sale of telecommunications and blockchain processing equipment;

●	Zhejiang Ebang Information Technology Co., Ltd., or Ebang IT, our majority-owned subsidiary and an operating entity established in the PRC on August 11, 2010 principally for the design, manufacture and sale of telecommunications and blockchain processing equipment;

●	Hangzhou Dewang Information Technology Co., Ltd., or Hangzhou Dewang, our majority-owned subsidiary and an operating entity established in the PRC on December 31, 2015 principally for the design and manufacture of blockchain chips;

●	Ebang Communications (HK) Technology Limited, or HK Ebang Communications (formerly known as Hong Kong Bite Co., Ltd. or HK Bite), our wholly-owned subsidiary and an operating entity established in Hong Kong on February 12, 2016 principally for the trading of blockchain chips;

●	Hangzhou Ebang Jusheng Technology Co., Ltd., or Ebang Jusheng, our wholly-owned subsidiary and an operating entity established in the PRC on January 3, 2018 principally for the trading of telecommunications and blockchain processing equipment; and

●

Ebonex Australia Pty Ltd, or Ebonex Australia, our wholly-owned subsidiary and an operating entity established in Australia on April 22, 2021 principally for operating the cryptocurrency exchange platform Ebonex.

The accompanying consolidated financial statements reflect the activities of Ebang International and each of the following major entities:

Name	Background		Ownership
Orient Plus International Limited (“Orient Plus”)	●	A British Virgin Islands (“BVI”) company	100% owned by Ebang International
	●	Incorporated on June 6, 2018
	●	A holding company

Ebang Communications (HK) Technology Limited (“HK Ebang Communications”), formerly known as Hong Kong Bite Co., Ltd. or HK Bite	●	A Hong Kong company	100% owned by Orient Plus
	●	Incorporated on February 12, 2016
	●	A Trading company

Power Ebang Limited (“Power Ebang”)	●	A British Virgin Islands company	100% owned by Ebang International
	●	Incorporated on February 26, 2018
	●	A holding company

HongKong Ebang Technology Co., Ltd. (“HK Ebang Technology”)	●	A Hong Kong company	100% owned by Power Ebang
	●	Incorporated on February 12, 2018
	●	A holding company

Leader Forever Holdings Limited (“Leader Forever”)	●	A British Virgin Islands company	100% owned by Ebang International
	●	Incorporated on January 7, 2019
	●	A holding company

HongKong Ebang Information Co., Ltd. (“HK Ebang Information”)	●	A Hong Kong company	100% owned by Leader Forever
	●	Incorporated on April 1, 2019
	●	A Trading company

Hangzhou Ebang Hongfa Technology Co., Ltd. (“Ebang Hongfa”)	●	A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”)	100% owned by HK Ebang Technology
	●	Incorporated on February 11, 2018
	●	A holding company

Hangzhou Ebang Hongling Technology Co., Ltd. (“Ebang Hongling”)	●	A PRC limited liability company	100% owned by Ebang Hongfa
	●	Incorporated on July 3, 2019

Wuhai Ebang Information Technology Co., Ltd. (“Wuhai Ebang”)	●	A PRC limited liability company	100% owned by Ebang Hongling
	●	Incorporated on September 18, 2017

Zhejiang Ebang Communication Technology Co., Ltd. (“Zhejiang Ebang”)	●	A PRC limited liability company	99.99% owned by Ebang Hongfa
	●	Incorporated on January 21, 2010

Zhejiang Ebang Information Technology Co., Ltd. (“Ebang IT”)	●	A PRC limited liability company	100% owned by Zhejiang Ebang
	●	Incorporated on August 11, 2010

Yunnan Ebang Information Technology Co., Ltd. (“Yunnan Ebang”)	●	A PRC limited liability company	100% owned by Zhejiang Ebang
	●	Incorporated on June 28, 2016

Hangzhou Ebang Jusheng Technology Co., Ltd. (“Ebang Jusheng”)	●	A PRC limited liability company	100% owned by Ebang Hongfa
	●	Incorporated on January 3, 2018

Hangzhou Dewang Information Technology Co., Ltd. (“Hangzhou Dewang”)	●	A PRC limited liability company	51.05% owned by Ebang Hongfa
	●	Incorporated on December 31, 2015

Hangzhou Yibang Botong Technology Co., Ltd.	●	A PRC limited liability company	80% owned by Zhejiang Ebang; 20% owned by Ebang Hongfa
	●	Incorporated on November 30, 2021

Ebonex International Limited	●	A British Virgin Islands (“BVI”) company	100% owned by Ebang International
	●	Incorporated on August 18, 2020

Australia Ebon Pty Ltd	●	An Australia company	100% owned by Ebonex
	●	Incorporated on October 13, 2020	International Limited
	●	A holding company

Ebon Management Australia Pty Limited	●	An Australia company	100% owned by Australia
	●	Incorporated on May 18, 2021	Ebon Pty Ltd

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

Non-controlling Interest

Non-controlling interest on the consolidated balance sheets is resulted from the consolidation of Hangzhou Dewang, a 51.05% owned subsidiary, and Shanghai Yijiaxin IC Design Co., Ltd., a wholly-owned subsidiary of Hangzhou Dewang, which became effectively 51.05% owned by the Company. The portion of the income or loss applicable to the non-controlling interest in the subsidiaries are reflected in the consolidated statements of operations and comprehensive income (loss).

Use of estimates and assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant accounting estimates reflected in the Company’s consolidated financial statements including, but not limited to, estimates for inventory write-down, useful lives and impairment of long-lived assets, credit losses and income taxes including valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Foreign currency translation and transaction

The accompanying consolidated financial statements are presented in the United States dollar (“$”), which is the reporting currency of the Company. The functional currency of HK Ebang Communications, HK Ebang Information, all US and BVI entities is United State dollars, the functional currency of Ebang International, HK Ebang Technology is Hong Kong dollar (“HKD”), the functional currency of the PRC subsidiaries is Renminbi (“RMB”), the functional currency of the Australian entities is Australian dollar(“AUD”), and the functional currencies of the remaining subsidiaries are generally the local currencies used in the countries where these subsidiaries are incorporated.

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange ruling at the balance sheet date. Revenues, costs and expenses are translated at the average rates for the annual period. Translation gains and losses are recognized in the consolidated statements of operations and comprehensive income (loss) as other comprehensive income (loss). Transactions in currencies other than the reporting currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the consolidated statements of operations and comprehensive income (loss) as exchange gain (loss).

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and time deposits placed with banks or other financial institutions and have original maturities of less than three months.

Restricted cash

Restricted cash mainly represents the bank deposit used to pledge the bank acceptance notes and bank deposit pledged in exchange for guarantee services. As of December 31, 2021 and 2020, the Company had restricted cash balance of $1,054,286 and $454,312, respectively.

Notes receivable and notes payable

Notes receivable, generally due within twelve months and with specific payment terms and definitive due dates, are comprised of the bank acceptance notes issued by some customers to pay certain outstanding receivable balances to the Company. Notes payable represents bank acceptance notes issued by the Company to its vendors in the normal course of business. Bank acceptance notes do not bear interest. As of December 31, 2021 and 2020, notes receivables in the amount of nil and $765,967, respectively, were pledged to endorsing banks to issue bank acceptance notes payable.

Short-term investments

The Company’s short-term investments consist of investments in marketable securities, which are accounted for under ASC 321 and reported at their readily determinable fair values as quoted by market exchanges with changes in fair value recognized in earnings.

Short-term investments also include wealth management products with certain financial institutions, which are subject to variable rates of return or not principal-guaranteed. For equity classified securities, the investments are recorded at fair market value with fair value change gains or losses recorded in interest income in the consolidated statements of operations and comprehensive income (loss). The Company also holds debt classified investments and are recorded as available-for-sale securities. Available-for-sale securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive loss on the consolidated balance sheets, if any. Realized gains and losses from the sale of available-for-sale securities are determined on an aggregate approach basis and are included in the consolidated statements of operations and comprehensive income (loss).

In addition, short-term investments are also comprised of time deposits placed with banks with original maturities of greater than three months but less than twelve months.

Current expected credit losses

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

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income (loss). Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized.

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

The estimated useful lives are as follows:

Land use right	50 years
Software	18-65 months
License	10 years
Non-patent technology	1 year

Impairment of long-lived assets

Long-lived assets, including property, plant and equipment, right-of-use assets and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2021, 2020 and 2019, impairment of long-lived assets was $3,109,922, nil and nil, respectively.

Fair value measurement

The accounting standard regarding the fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follows:

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

The financial asset carried at fair value on a recurring basis as of December 31, 2021 and 2020 is as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Balance

Short-term investments
As of December 31, 2021	$1,114,770	$34,328,476	$-	$35,443,246
As of December 31, 2020	$-	$40,835,000	$-	$40,835,000

Financial instruments included in current assets and current liabilities except for short-term investments, operating lease liability – related parties, current and due to related party are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

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

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Revenue recognition

The Company accounts for its revenue in accordance with ASC 606, Revenue from Contracts with Customers (“Topic 606”) for all periods presented. Consistent with the criteria of Topic 606, the Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services to the extent the Company deems the collection of such consideration is probable. Value-added tax that the Company collects concurrent with revenue-producing activities is excluded from revenue.

Products revenue

The Company generates revenue primarily from the sale of bitcoin mining machines and related accessories directly to a customer, such as a business or individual engaged in bitcoin mining activities. The Company recognizes revenue at a point in time when the control of the products has been transferred to customers. The transfer of control is considered complete when products have been picked up by or shipped to customers. The Company’s sales arrangements for bitcoin mining machines usually require a full prepayment before the delivery of products. The advance payment is not considered a significant financing component because the period between the Company transfers a promised good to a customer and when the customer pays for that good is short. The Company started to offer credit sales to certain customers in 2018. The payment terms under credit sales generally consist of full payment of consideration within one year after the shipping date.

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

The Company elected to account for shipping and handling fees that occur after the customer has obtained control of goods, for instance, free on board shipping point arrangements, as a fulfillment cost and accrues for such costs.

Service revenue

The Company also generates revenue from management and maintenance services under separate contracts. Revenue from management and maintenance services includes service fees for the provision of mining machine hosting services to customers and the provision of maintenance services. Revenue from the maintenance service to the customer is recognized at a point in time when services are provided. Revenue from the management service to the customer is recognized as the performance obligation is satisfied over time over the service period.

Revenue disaggregation

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard. See Note 16 for information regarding revenue disaggregation by product lines and countries.

Contract liabilities

Contract liabilities are recorded when consideration is received from a customer prior to transferring the goods or services to the customer or other conditions under the terms of a sales contract. As of December 31, 2021 and 2020, the Company recorded contract liabilities of $894,174 and $832,842, respectively, which were presented as advances from customers on the accompanying consolidated balance sheets. During the years ended December 31, 2021, 2020 and 2019, the Company recognized $126,333, $279,423 and $1,832,391, of contract liabilities as revenue, respectively.

Segment reporting

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker has been identified as the chief executive officer of the Company who reviews financial information based on U.S. GAAP. The chief operating decision maker now reviews results analyzed by the marketing channel. This analysis is only presented at the revenue level with no allocation of direct or indirect costs. Consequently, the Company has determined that it has only one operating segment.

Selling and handling expenses

Selling and handling costs amounted to $54,473, $96,997 and $97,719 for the years ended December 31, 2021, 2020 and 2019, respectively. Selling and handling costs are expensed as incurred and included in selling expenses.

General and administrative expenses

General and administrative expenses consist primarily of research and development expenses, salary and welfare for general and administrative personnel, rental expenses, depreciation and amortization associated with general and administrative personnel, allowance for doubtful accounts, entertainment expenses, general office expenses and professional service fees.

The Company recognizes research and development expenses when incurred. Research and development expenses amounted to $6,557,208, $8,459,765 and $13,367,396 for the years ended December 31, 2021, 2020 and 2019, respectively.

Operating leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, current, and operating lease liability, non-current in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. For leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements.

Government grants

Government grants represent cash subsidies received from PRC government. Cash subsidies that have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized when received. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local businesses. Total government grants received amounted to $434,604, $4,006,567 and $6,298,893 for the years ended December 31, 2021, 2020 and 2019, respectively.

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

Pursuant to Caishui (2011) No. 100 issued by the State Tax Bureau of the PRC, Zhejiang Ebang and Ebang IT are qualified as enterprises selling self-developed software products and enjoying a tax refund for the excess of 3% of their actual tax burden after the VAT is levied at the 17% or 16% or 13% tax rate since January 2011. During the years ended December 31, 2021, 2020 and 2019, the total VAT refund received was nil, nil, and $9,138 from the sales of bitcoin mining machines, respectively.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provisioned in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expenses in the period incurred.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income (loss). Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the United States dollar as its functional currency.

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) attributable to Ebang International Holdings Inc., divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign-invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign-invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset the accumulated loss.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places the cash and cash equivalents with financial institutions with high credit ratings and quality.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon various factors surrounding the credit risk of specific customers and general economic conditions. Refer to the current expected credit loss policy.

Recently issued accounting pronouncements

The Company does not believe the recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Note 3 – Short-term investments

Short-term investments consist of the following:

	As of December 31,	As of December 31,
	2021	2020

Marketable securities	$1,114,770	$-
Time deposits	18,000,000	-
Wealth management products	16,328,476	40,835,000
Total	$35,443,246	$40,835,000

During the year ended December 31, 2020, the Company purchased bonds facilitated by a third-party broker for the aggregate amount of approximately $104 million, approximately $63 million was redeemed during the year ended December 31, 2020 and the remaining balance was redeemed in the year ended December 31, 2021. The balance of wealth management products as of December 31, 2021 represents wealth management products with variable rates of return or non-principle-guaranteed purchased from commercial banks.

Note 4 – Earnings (loss) per share

The calculation of basic earnings (loss) per share is based on the income attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares in issue for the years ended December 31, 2021, 2020 and 2019.

Diluted earnings (loss) per share is computed using the weighted average number of ordinary shares and dilutive potential common shares outstanding during the respective periods. The 13,600,000 Class A ordinary shares exercisable from warrants issued pursuant to the Warrant Inducement Offering and the 7,000,000 Class A ordinary shares exercisable from warrants issued pursuant to the March 2021 Offering (as defined below) are not included in the calculation of diluted earnings (loss) per share because they are anti-dilutive for the year ended December 31, 2021. All potential ordinary shares were anti-dilutive for the years ended December 31, 2020 and 2019 as the Company had net losses in the respective year. These ordinary shares could potentially dilute basic earnings (loss) per share in the future.

The following reflects the income and share data used in the basic and diluted earnings (loss) per ordinary share computations:

	Years ended December 31,
	2021	2020	2019
Earnings (loss) attributable to ordinary shareholders of the Company for basic earnings (loss) per share calculation	$4,430,941	$(30,675,420)	$(42,403,369)
Weighted average number of ordinary shares outstanding for basic earnings (loss) per share calculation	177,715,336	121,941,226	111,771,000
Basic earnings (loss) per share	$0.02	$(0.25)	$(0.38)

Earnings (loss) attributable to ordinary shareholders of the Company for diluted earnings (loss) per share calculation	$4,430,941	$(30,675,420)	$(42,403,369)

Weighted average number of ordinary shares outstanding basic earnings (loss) per share calculation	177,715,336	121,941,226	111,771,000
Adjusted for:
- incremental shares issuable related to warrants issued	150,394	-	-
Weighted average number of shares outstanding for diluted earnings (loss) per share calculation	177,865,730	121,941,226	111,771,000

Diluted earnings (loss) per share	$0.02	$(0.25)	$(0.38)

Note 5 – Accounts receivable, net

Accounts receivable, net consist of the following:

	As of December 31,	As of December 31,
	2021	2020
Accounts receivable	$14,474,383	$11,993,968
Less: Allowance for doubtful accounts	(4,601,637)	(4,788,855)
Accounts receivable, net	$9,872,746	$7,205,113

Movements of allowance for doubtful accounts are as follows:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2021	2020	2019
Allowance for doubtful accounts, beginning balance	$4,788,855	$1,772,280	$1,769,468
Provision for (reversal of) doubtful accounts	(310,012)	2,740,639	26,297
Effects of foreign exchange rate	122,794	275,936	(23,485)
Allowance for doubtful accounts, ending balance	$4,601,637	$4,788,855	$1,772,280

Note 6 – Inventories, net

	As of December 31,	As of December 31,
	2021	2020
Finished goods	$11,443,135	$2,230,580
Work in process	1,481,664	31,303,333
Raw materials	21,616,348	28,370,424
	34,541,147	61,904,337
Less: inventory write-down	(27,403,609)	(58,059,246)
Inventories, net	$7,137,538	$3,845,091

During the years ended December 31, 2021, 2020 and 2019, the Company recorded write-down for the potentially obsolete, slow-moving inventories and lower of cost or market adjustment of $2,233,452, $3,644,243 and $6,341,957 in cost of revenues, respectively.

Note 7 – Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	As of December 31,	As of December 31,
	2021	2020
Buildings	$4,031,395	$3,927,085
Mechanical equipment	19,935,874	19,562,087
Motor vehicles	454,624	348,941
Office equipment	7,369,316	6,772,941
Computer software	753,986	174,740
Leasehold improvement	1,197,048	218,004
Construction in progress	28,874,739	21,059,285
Total	62,616,982	52,063,083
Accumulated depreciation	(25,464,318)	(22,939,840)
Provision for impairment	(3,823,054)	-
Property, plant and equipment, net	$33,329,610	$29,123,243

Depreciation expense for the years ended December 31, 2021, 2020 and 2019 amounted to $2,858,406, $6,347,738 and $7,994,727, respectively. For the year ended December 31, 2021, the Company recorded an impairment charge of $3,109,922 against a certain building as the carrying amount of the asset was deemed not recoverable due to the asset’s economic obsolescence identified during the period. No impairment was recorded for the years ended December 31, 2020 and 2019.

Note 8 – Intangible assets, net

The following table presents the Company’s intangible assets as of the respective balance sheet dates:

	As of December 31,	As of December 31,
	2021	2020
Land use right	$3,005,644	$2,927,874
Non-patent technology	482,604	470,117
Software	6,197,055	3,345,742
License	19,879,743	19,879,743
Total	29,565,046	26,623,476
Accumulated amortization	(7,052,838)	(3,546,041)
Intangible assets, net	$22,512,208	$23,077,435

Amortization expense for the years ended December 31, 2021, 2020 and 2019 amounted to $3,399,649, $805,220 and $861,023, respectively.

Estimated future amortization expense related to intangible assets held as of December 31, 2021:

Year
2022	$3,531,230
2023	2,500,296
2024	2,140,538
2025	2,048,087
2026	2,048,087
Thereafter	10,243,970
Total	$22,512,208

Note 9 – Accrued liabilities and other payables

The components of accrued liabilities and other payables are as follows:

	As of December 31,	As of December 31,
	2021	2020
Salary payable	$1,444,161	$794,022
Payable to consultants	1,531,560	1,527,340
License payable	-	7,951,898
Refundable deposit to customers	1,262,817	1,230,142
Payable to property, plant and equipment suppliers	3,684,884	9,375,507
Other accrued liabilities	1,039,294	1,042,705
Total accrued liabilities and other payables	$8,962,716	$21,921,614

Other accrued liabilities mainly consist of insurance payables, social security payables and accrued professional service fees.

Note 10 – Loan

In 2020, the Company borrowed a loan of RMB 5,000,000 (approximately $766,000) from the Hangzhou United Bank. The loan is not secured, bears an effective annual interest rate of 5.50% and matures in September 2021. The loan is fully repaid in the year ended December 31, 2021.

See Note 18 for related party loans.

Note 11 – Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, Ebang International is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands (“BVI”)

The Company’s subsidiaries incorporated in the BVI are not subject to tax on income or capital gain, In addition, payments of dividend by these subsidiaries to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

The Company’ subsidiaries incorporated in Hong Kong are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 8.25% on assessable profits arising in or derived from Hong Kong up to HKD2,000,000 and 16.5% on any part of assessable profits over HKD2,000,000.

PRC

The Company’s subsidiaries incorporated in the PRC are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Zhejiang Ebang obtained the “high-tech enterprise” tax status in November 2017, which reduced its statutory income tax rate to 15% from November 2017 to November 2020. Zhejiang Ebang further re-applied and obtained the HNTE status in December 2020. Hangzhou Dewang obtained the “high-tech enterprise” tax status in November 2018, which reduced its statutory income tax rate to 15% from November 2018 to November 2021. Hangzhou Dewang further re-applied and obtained the HNTE status in December 2021. In addition, Ebang IT obtained the “high-tech enterprise” tax status in December 2021, which reduced its statutory income tax rate to 15% from December 2021 to December 2023.

The subsidiaries of the Company incorporated in other countries are subject to income tax pursuant to the rules and regulations of their respective countries of incorporation.

Reconciliation of the differences between statutory income tax rate and the effective tax rate

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2021, 2020 and 2019 applicable to the PRC operations to income tax expenses is as follows:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2021	2020	2019
Statutory income tax rate	25.00%	25.00%	25.00%
Effect of expenses not deductible for tax purposes	0.40%	0.00%	(0.03)%
Effect of additional deduction of research and development expense	(35.10)%	6.70%	6.33%
Effect of income tax exemptions and reliefs	60.90%	(0.70)%	0.01%
Effect of valuation allowance on deferred income tax assets	2.20%	(67.10)%	(29.70)%
Income tax difference under different tax jurisdictions	(45.70)%	(2.20)%	-
Prior year true-ups	(23.60)%	-	-
Others	-	(2.10)%	(2.59)%
Total	(15.90)%	(40.40)%	(0.98)%

Significant components of the provision for income taxes are as follows:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2021	2020	2019
Current income tax expense	$2,466,745	$623,938	$533,078
Deferred tax expense (benefit)	(2,845,588)	8,627,604	(132,767)
Income taxes provision (benefit)	$(378,843)	$9,251,542	$400,311

For the purpose of presentation in the consolidated balance sheets, deferred income tax assets and liabilities have been offset. Significant components of deferred tax assets and liabilities are as follows:

	As of December 31,	As of December 31,
	2021	2020
Provision for doubtful accounts	$6,374,477	$8,701,439
Net operating loss carryforward	19,012,186	19,478,753
Accrued expenses and others	3,899,556	3,510,029
	29,286,219	31,690,221
Less: valuation allowance	(29,286,219)	(31,538,060)

Deferred tax assets	$-	$152,161

Intangible assets	$-	$153,033
Property, plant and equipment	165,735	-
Bad debt allowance	12,847	-
Deferred tax liabilities	$178,582	$153,033

Total deferred tax liabilities	$178,582	$872

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

Uncertain tax positions

The PRC tax authorities conduct periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC entities. Accordingly, the PRC subsidiaries’ tax years of 2016 through 2020 remain open to examination by the respective tax authorities. It is therefore uncertain as to whether the PRC tax authorities may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2021 and 2020, the Company did not have any significant unrecognized uncertain tax positions.

Note 12 – Equity

Ordinary shares

The Company adopted a dual-class share structure. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to twenty votes per share. Each Class B ordinary share can be converted into one Class A ordinary share at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares.

The Company completed the initial public offering (“IPO”) in 2020 with new issuance of totaling 19,264,337 Class A ordinary shares at a price of $5.23 per share. Net proceeds raised by the Company from the IPO amounted to approximately $92 million after deducting underwriting discounts and commissions and other offering expenses. The Company received all the net proceeds on July 2, 2020.

The Company commenced an additional offering with new issuance of totaling 8,000,000 units at a price of $5.25 per unit in November 2020 (the “November 2020 Offering”), intending to raise $42 million funding prior to deducting underwriting discounts and commissions and other offering expenses. Each unit consists of one share of Class A ordinary shares and one warrant to purchase one-half of a Class A ordinary share. As of December 31, 2020, the Company completed the offering of 4,600,000 units in relation to the November 2020 Offering and received net proceeds of approximately $23 million. The units issued consisting of an aggregate of 4,600,000 shares of Class A ordinary shares and 4,600,000 warrant which can be exercised for 2,300,000 shares of Class A ordinary shares. In January 2021, the Company completed the November 2020 Offering by selling another 3,400,000 units for net proceeds of approximately $17 million. The units issued consisting of an aggregate of 3,400,000 shares of Class A ordinary shares and 3,400,000 warrant which can be exercised for 1,700,000 shares of Class A ordinary shares.

In February 2021, the Company launched another offering for an aggregate of 19,200,000 units at $5 per unit (the “February 2021 Offering”). Each unit offered in the February 2021 Offering consist of one Class A ordinary share and one warrant to purchase one-half of one Class A ordinary share. The warrants are immediately exercisable and expire on the fifth anniversary of the original issuance date. The exercise price of each two warrant is $5.25. The warrants may be exercised only for a whole number of shares and the Company does not issue fractional shares upon exercise of the warrants. The Company completed the February 2021 Offering by selling 19,200,000 units and received net proceeds of approximately $90 million. The units issued consisting of an aggregate of 19,200,000 shares of Class A ordinary shares and 19,200,000 warrant which can be exercised for 9,600,000 shares of Class A ordinary shares.

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

In March 2021, the Company launched another offering for an aggregate of 14,000,000 units at $6.1 per unit (the “March 2021 Offering”). Each unit offered in the March 2021 Offering consist of one Class A ordinary share and one warrant to purchase one-half of one Class A ordinary share. The warrants are immediately exercisable and expire on the fifth anniversary of the original issuance date. The exercise price of each two warrant is $6.59. The warrants may be exercised only for a whole number of shares and the Company does not issue fractional shares upon exercise of the warrants. The Company completed the March 2021 Offering by selling 14,000,000 units and received net proceeds of approximately $80 million. The units issued consisting of an aggregate of 14,000,000 shares of Class A ordinary shares and 14,000,000 warrant which can be exercised for 7,000,000 shares of Class A ordinary shares.

Warrants

The following table sets forth the Company’s warrant activities for the years ended December 31, 2021, 2020 and 2019:

	Number of shares	Weight- average
	issuable	exercise price
Balance at January 1, 2019	-	$-
Outstanding and exercisable at January 1, 2019	-	-
Balance at December 31, 2019	-	-
Outstanding and exercisable at December 31, 2019	-	-
Granted	2,300,000	5.50
Balance at December 31, 2020	2,300,000	5.50
Outstanding and exercisable at December 31, 2020	2,300,000	5.50
Granted	31,900,000	8.03
Exercised	(13,600,000)	5.32
Balance at December 31, 2021	20,600,000	9.54
Outstanding and exercisable at December 31, 2021	20,600,000	$9.54

The intrinsic value of these warrants was approximately nil and $1.3 million as of December 31, 2021 and 2020, respectively.

Note 13 – Share-based compensation

In order to attract and retain talents, the Company adopted a share incentive plan in April 2020, which was amended and restated on July 9, 2021 (the “2020 Plan”). The maximum aggregate number of shares that may be issued pursuant to all awards under the 2020 Plan shall be 10,482,827 Class A ordinary shares. The Company adopted the 2021 Share Incentive Plan, under which the maximum aggregate number of shares that may be issued pursuant to all awards shall be 10,000,000 Class A ordinary shares.

The Company granted 1,836,000 and nil restricted share awards (“RSAs”) in 2021 and 2020, respectively, under the 2020 Plan. The RSAs vest over four years with 25% vested at each anniversary. The vesting of these RSAs is further subject to performance conditions whereby a 50% or 100% of the RSAs to be vested in a given year will be forfeited based on the result of an annual performance review of the grantee in accordance with predetermined performance targets. The unvested portion of the RSAs will also be forfeited upon the termination of employment or service during the vesting period. The Company estimates the annual performance review result for each grantee and recognized the related compensation expenses. The amount of compensation expense recorded for the year ended December 31, 2021 was $707,000. Unvested compensation expense as of December 31, 2021 was $3,365,320.

The following table summarized the Company’s RSUs activity under the 2020 Plan:

		Weighted average
	Number of RSAs	grant date fair value
Unvested, January 1, 2021	-	-
Granted	1,836,000	2.52
Vested	-	-
Forfeited	(220,000)	2.52
Unvested, December 31, 2021	1,616,000	2.52

Note 14 – Operating leases

The Company entered into operating lease agreements for factory buildings, office spaces and employee dormitories including lease agreements with its related party, with various initial term expiration dates through 2022 and various renewal and termination options. None of the amounts disclosed below for these leases contains variable payments, residual value guarantees or options that were recognized as part of the right-of-use assets and lease liabilities. As the Company’s leases did not provide an implicit discount rate, the Company used an incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments.

As of December 31, 2021 and 2020, the Company recognized operating lease liabilities, including current and noncurrent, in the amount of $3,448,226 and $796,335, respectively, and the corresponding operating lease right-of-use assets of $3,269,022 and $916,036, respectively.

Also see Note 18 for related party operating lease commitments.

The following components of lease cost are included in the Company’s consolidated statements of operations and comprehensive income (loss):

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2021	2020	2019
Operating lease cost	$1,177,689	$704,264	$662,505
Short-term lease cost	117,118	29,007	116,728
Total lease cost	$1,294,807	$733,271	$779,233

Supplemental cash flow information related to operating leases was as follows:

	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2021	2020	2019
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	$1,414,151	$690,626	$854,431
Supplemental lease cash flow disclosure
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$3,387,501	$192,395	$1,142,321

Supplemental balance sheet information related to operating leases was as follows:

	As of	As of
	December 31,	December 31,
	2021	2020
Operating lease right-of-use assets	$2,132,247	$898,335
Operating lease right-of-use assets – related parties	1,136,775	17,701
Total operating lease right-of-use assets	$3,269,022	$916,036

Operating lease liabilities, current	$851,936	$659,807
Operating lease liabilities – related parties, current	595,424	17,701
Operating lease liabilities, non-current	1,712,303	118,827
Operating lease liabilities – related party, non-current	288,563	-
Total operating lease liabilities	$3,448,226	$796,335

Weighted average remaining lease term of operating leases	3.09 Years	1.51 Years
Weighted average discount rate of operating leases	6.5250%	6.5250%

The Company’s maturity analysis of operating lease liabilities as of December 31, 2021 is as follows:

Operating
Leases
2022	$1,597,865
2023	1,038,070
2024	635,801
2025	490,136
2026	-
Thereafter	-
Total lease payment	3,761,872
Less: imputed interest	(313,646)
Present value of operating lease liabilities	3,448,226
Less: current obligation	(1,447,360)
Long-term obligation at December 31, 2021	$2,000,866

Note 15 – Statutory reserves and restricted net assets

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

	As of December 31	As of December 31,
	2021	2020
PRC entities
Additional paid-in capital	$23,919,850	$23,919,850
Statutory reserves	11,079,649	11,049,847
Total restricted net assets	$34,999,499	$34,969,697

As of December 31, 2021 and 2020, total restricted net assets were $34,999,499 and $34,969,697, respectively.

Note 16 – Segment and revenue analysis

The Company operates in a single operating segment that includes the selling of bitcoin mining machines and related accessories, telecommunication products and providing management and maintenance services.

The following table summarizes the revenue generated from different revenue streams:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2021	2020	2019
Revenue
Product sale - Bitcoin mining machines and related accessories	$39,756,156	$7,951,296	$89,919,400
Product sale - Telecommunication	8,566,866	1,725,982	3,336,413
Service - Management and maintenance	3,127,225	9,327,023	15,804,253
	$51,450,247	$19,004,301	$109,060,066

The following table summarizes the revenues generated from different geographic region:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2021	2020	2019
Geographic region
Revenue
Mainland China	$51,432,545	$18,962,130	$95,373,150
United States of America	-	9,338	1,407,546
Hong Kong	-	-	1,673,300
Other foreign countries	17,702	32,833	10,606,070
	$51,450,247	$19,004,301	$109,060,066

As most of the Company’s long-lived assets are located in the PRC, no geographic information on the long-lived assets is presented.

Note 17 – Credit risk and major customers

Accounts receivable concentration of credit risk is as below:

	As of December 31,	As of December 31,
	2021	2020
Customer A	* %	19%
Customer B	13%	* %
Customer C	13%	* %
Customer D	11%	10%
Customer E	* %	24%

Supplier concentration of credit risk is as below:

	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2021		2020		2019
Supplier N	22%		*	%	*	%
Supplier O	13%		*	%	*	%
Supplier P	*	%	28%		*	%
Supplier Q	*	%	44%		18%
Supplier R	*	%	*	%	45%

Revenue concentration of credit risk is as below:

	For the year ended December 31,		For the year ended December 31,	For the year ended December 31,
	2021		2020	2019
Customer F	11%		* %	*	%
Customer G	*	%	* %	16%
Customer H	32%		* %	*	%
Customer D	*	%	20%	*	%
Customer J	*	%	18%	*	%
Customer E	*	%	12%	*	%
Customer K	*	%	10%	*	%
Customer L	*	%	10%	*	%
Customer M	*	%	10%	*	%

*	Less than 10%

Note 18 – Related party transactions

a)	Related parties

Name of related parties	Relationship with the Company
Dong Hu	Chief executive officer (CEO) of the Company
Hong Kong Dewang Limited	Wholly owned by Zhengqian Jiang, father-in-law of Dong Hu
Zhejiang Wansi Computer Manufacturing Company Limited	68% owned by Aiqun Jiang, spouse of Dong Hu
Hangzhou Yibang Zhiyang Technology Co., Ltd.	Controlled by Dong Hu
Top Max Limited	Controlled by Dong Hu
Shubo Qian	Brother-in-law of Dong Hu
Jun Hu	Sister of Dong Hu
Hangzhou Yiquansheng Communication Technology Co., Ltd.	Controlled by Dong Hu

b)	Long-term loans from related party

During the year ended December 31, 2020, the Company obtained loans in the amount of $6,481,700 from Hong Kong Dewang Limited with interest rate of 4.7500% per annum. As of December 31, 2020, the Company has fully repaid the loan related to Hong Kong Dewang Limited. The interest associated with this loan for the amount of approximately $678,000, was included in the consolidated statement of operations and comprehensive income (loss).

During the year ended December 31, 2019, the Company obtained loans in the amount of $17,632,000 from Hong Kong Dewang Limited with interest rate of 4.7500% per annum. The maturity dates of the loans existing as of December 31, 2019 ranged from June 5, 2022 to September 30, 2022. The principal and interests shall be repaid in full on the maturity date.

c)	Operating leases with related parties:

The Company leases office space from Zhejiang Wansi Computer Manufacturing Company Limited under non-cancellable operating lease agreements with lease terms ranging from two to three years. Lease expense from related party for the years ended December 31, 2021, 2020 and 2019 amounted to $31,647, $29,582 and $29,545, respectively.

The Company leases office space from Hangzhou Yiquansheng Communication Technology Co., Ltd. under non-cancellable operating lease agreements with lease terms of 31 months. Lease expense from related party for the years ended December 31, 2021, 2020 and 2019 amounted to $378,652, nil and nil, respectively.

d)	Due to related party

The balance of due to related party represents advances the Company obtained from a related party. The balances owed to the related party are unsecured, non-interest bearing and payable on demand. As of December 31, 2021 and 2020, due to related party consisted of the followings:

	As of	As of
	December 31,	December 31,
	2021	2020
Zhejiang Wansi Computer Manufacturing Company Limited	$-	$5,652,833

For the year ended December 31, 2020, the Company borrowed approximately $1.8 million from and repaid approximately $2.8 million to Zhejiang Wansi Computer Manufacturing Company Limited, respectively. As of December 31, 2021, the borrowings have been fully repaid by the Company.

e)	Interest free loans from related parties

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

Note 19 – Contingencies

On July 16, 2018, Wangjing Technology (Suzhou) Co., Ltd. (“Wangjing Technology”) filed a copyright infringement dispute against Zhejiang Ebang and three other defendants. On January 1, 2016, due to production and operation needs, Zhejiang Ebang entrusted the fourth defendant Suzhou Qiao Network Technology Co., Ltd. (“Suzhou Qiao”) to carry out technical development (involving products: embedded software for gateway). In the process of technical cooperation, the software developed by the fourth defendant Suzhou Qiao was charged for copyright infringement and Zhejiang Ebang is thereby involved in the case. The plaintiff, Wangjing Technology sued the defendants in this case to jointly compensate the plaintiff for the economic losses and reasonable rights maintenance costs totaling RMB3 million (approximately $431,000). On August 6, 2020, Zhejiang Ebang received the judgment of the first trial of the case, and the judgment was as follows: 1) Zhejiang Ebang and Suzhou Qiao should immediately cease the infringement of the plaintiff’s software copyright. 2) Zhejiang Ebang and Suzhou Qiao should jointly compensate the plaintiff by RMB0.5 million (approximately $71,000). 3) Zhejiang Ebang should publish notices on its official website regarding the copyright infringement involved in the case for no less than 15 consecutive days. 4) The Court rejected the plaintiff’s other claims. Zhejiang Ebang has filed an appeal and the judgment of the first trial has not yet become effective due to the appeal. On January 27, 2021, the appeal has been held online for trial investigation. The result of this appeal is still pending. At current stage, the management of the Company, together with the trial counsel of this case, believe it is probable that the appeal might not be successful, and in turn, the Company might become liable for up to RMB0.5 million compensation pursuant to the judgment from the first trial. The Company has recorded an expense of RMB0.5 million related to this matter for the year ended December 31, 2021.

In April 2021, Chongqing Duomeiduo Culture Media Co., Ltd. (“DMD”) filed a civil action in the Beijing Chaoyang District People’ Court against the Company for sales contract disputes, claiming the Company and Borui Shikong Culture Communication Co., Ltd. to return the payment made for the contract in dispute, totaling RMB2 million and 30 bitcoins. On December 16, 2021, the case was transferred to Beijing Dongcheng District People's Court for trial. The date of the trial is not determined. At current stage, the management of the Company, together with the trial counsel of this case, believe the possibility of an unfavorable outcome is reasonably possible. However, the amount liable by the Company in the event of an unfavorable outcome, cannot be reasonably estimated.

From time to time, the Company is subject to legal proceedings and claims in the ordinary course of business. The Company records a liability when it is both probable that a liability will be incurred and the amount of the loss can be reasonably estimated. The Company reviews the need for any such liability on a regular basis.

Litigation settlement

In November 2019, the Company brought a claim against one of the Company’s customers and the ultimate beneficial owner of the mining machines (collectively, the “defendants”) in connection with a sale of 80,000 mining machines for an amount of RMB403 million (approximately $58 million) pursuant to a sales contract and a supplementary contract, alleging that the defendants only paid RMB13 million (approximately $2 million) of the total balance and seeking full payment of the outstanding RMB282 million (approximately $40 million) balance plus interest and hold both defendants jointly and severally liable. In August 2021, an agreement was reached between the Company and defendants following a mediation by the court, pursuant to which the defendants agree to pay a total of RMB272 million to the Company. When the sales contract was entered into in 2018, no associated revenue was recognized as the Company concluded the collection of the consideration was not probable. The Company has received RMB106 million (approximately $16 million) from the settlement during the year ended December 31, 2021 and such receipt was recorded as revenue in the consolidated statements of operations and comprehensive income (loss) because the contract has been terminated which leaves the Company no remaining obligations to transfer products and the receipt of consideration is nonrefundable.

Note 20 – Subsequent events

In January 2022, the Company granted an aggregate of 1,541,000 RSAs to certain employees. These RSAs are vested immediately.

In March 2022, the Company, through its subsidiary Australia Ebon Pty Ltd, acquired Compass Global Holdings Pty Ltd for a consideration of AUD8.0 million. The acquired entity holds the Australian Financial Services License (the “License”) issued by the Australian Securities & Investments Commission(“ASIC”), which allows the Company to conduct financial services business in Australia.

In March and April 2022, the Company granted an aggregate of 3,025,000 and 504,000 RSAs, respectively, to certain employees. The RSAs vest over four years with 25% vested at each anniversary and the vesting of these RSAs is further subject to performance conditions whereby a portion of the RSUs to be vested in a given year will be forfeited based on the result of an annual performance review of the grantee in accordance with predetermined performance targets. The unvested portion of the RSAs will also be forfeited upon the termination of employment or service during the vesting period.

Note 21 – Condensed financial information of the parent company

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

The subsidiaries did not pay any dividend to the Company for the years presents. As of December 31, 2021 and 2020, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

(a) Condensed balance sheets

	December 31,	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$81,576,897	$8,318,219
Short-term investments	15,000,000	40,835,000
Other current assets, net	658,045	868,949
Due from subsidiaries	242,014,968	46,448,162
Total current assets	339,249,910	96,470,330

Non-current assets:
Intangible assets, net	17,726,105	19,714,079
Investment in subsidiaries	6,820,967	(5,030,523)
Total non-current assets	24,547,072	14,683,556

Total assets	$363,796,982	$111,153,886

Liabilities and Shareholders’ Equity

Current liabilities:
Accrued liabilities and other payables	$53,603	$8,027,480
Total current liabilities	53,603	8,027,480

Total liabilities	53,603	8,027,480

Shareholders’ equity:
Class A ordinary share, HKD0.001 par value, 333,374,217 shares authorized, 139,209,554 and 89,009,554 shares issued and outstanding as of December 31, 2021 and 2020, respectively	17,848	11,411
Class B ordinary share, HKD0.001 par value, 46,625,783 shares authorized, issued and outstanding as of December 31, 2021 and 2020, respectively	5,978	5,978
Additional paid-in capital	393,717,189	138,288,921
Accumulated deficit	(23,100,631)	(27,531,572)
Accumulated other comprehensive loss	(6,897,005)	(7,648,332)
Total shareholders’ equity	363,743,379	103,126,406
Total liabilities and shareholders’ equity	$363,796,982	$111,153,886

(b) Condensed statements of operations and comprehensive income (loss)

	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Operating expenses:
General and administrative expenses	$6,233,339	$6,401,580	$385,865
Total operating expenses	6,233,339	6,401,580	385,865

Loss from operations	(6,233,339)	(6,401,580)	(385,865)

Interest income	541,598	798,328	4
Other expenses	(8,505)	(4,162)	(1,390)
Exchange gain	1,478,258	340,643	529
Other income	18,114	-	-
Share of income (loss) from subsidiaries	8,634,815	(25,408,649)	(42,016,647)

Net income (loss)	$4,430,941	$(30,675,420)	$(42,403,369)

Comprehensive income (loss)
Net income (loss)	$4,430,941	$(30,675,420)	$(42,403,369)
Other comprehensive income (loss):
Foreign currency translation adjustment	751,327	1,418,510	(1,188,488)
Comprehensive income (loss)	$5,182,268	$(29,256,910)	$(43,591,857)

(c) Condensed statements of cash flows

	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Cash Flows from Operating Activities:
Net income (loss)	$4,430,941	$(30,675,420)	$(42,403,369)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share of (income) loss from subsidiaries	(8,634,815)	25,408,649	42,016,647
Amortization expense	1,987,974	165,664	-
Share-based compensation	707,000	-	-
Changes in assets and liabilities:
Due from subsidiaries	(195,566,806)	(46,448,162)	193,591
Other current assets, net	210,904	(868,949)	-
Accrued liabilities and other payables	(7,973,877)	75,583	-
Due to subsidiaries	-	(64,871)	64,871
Net Cash Used in Operating Activities	(204,838,679)	(52,407,506)	(128,260)

Cash Flows from Investing Activities
Cash paid for short-term investments	-	(79,915,000)	-
Collections from short-term investments	25,835,000	39,080,000	-
Purchases of intangible assets	-	(11,927,846)	-
Net Cash Provided by (Used in) Investing Activities	25,835,000	(52,762,846)	-

Cash Flows from Financing Activities
Sale of subsidiary	-	76,566	-
Proceeds from issuances of ordinary shares	254,727,705	114,191,595	-
Net Cash Provided by Financing Activities	254,727,705	114,268,161	-

Effect of Foreign Exchange on Cash and Cash Equivalents	(2,465,348)	(801,360)	-

Net Increase (Decrease) in Cash and Cash Equivalents	73,258,678	8,296,449	(128,260)

Cash and Cash Equivalents at Beginning of Year	8,318,219	21,770	150,030

Cash and Cash Equivalents at End of Year	$81,576,897	$8,318,219	$21,770