Form 20-F/A
period 2021-12-31
Ebang International Holdings Inc.
filed 2022-07-15
CIK 1799290

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

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

☐   Yes      ☐   No

EXPLANATORY NOTE

Ebang International Holdings Inc. (the “Company,” “we,” “us,” or “our”) is filing this Amendment No. 1 on Form 20-F (this “Amendment”) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “Form 20-F”), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2022, to add the sections titled “Introduction” and “Enforceability of Civil Liabilities,” and certain disclosure in “Item 3. Key Information”, Note 2 and Note 3 to Consolidated Financial Statements, in each case, to (i) provide additional disclosure regarding the Company’s unique risks with operations conducted by our subsidiaries based in China, and (ii) revise and clarify certain disclosure with respect to our short-term investments. In addition, this Amendment consists of a revised “Item 19. Exhibits” and reflects clerical changes in the references to certain defined terms.

This Amendment does not reflect subsequent events occurring after the original filing date of the Form 20-F or modify or update in any way the financial statements, consents or any other items disclosures made in the Form 20-F in any way other than as required to reflect the amendments discussed above. Accordingly, this Amendment should be read in conjunction with the Form 20-F and the Company’s other filings with the SEC subsequent to the filing of the Form 20-F.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment also contains new certifications under the Sarbanes-Oxley Act of 2002, which are attached hereto.

EBANG INTERNATIONAL HOLDINGS INC.

i

INTRODUCTION

In this annual report, otherwise indicated or unless the context otherwise requires,

●	“ASICs” are to application-specific ICs, meaning ICs designed for a specific application;

●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

●	“ICs” or “chips” are to integrated circuits;

●	“PRC operating subsidiaries” are to, for the purpose of this annual report, primarily, Hangzhou Ebang Hongling Technology Co., Ltd. (“Ebang Hongling”), Wuhai Ebang Information Technology Co., Ltd. (“Wuhai Ebang”), Zhejiang Ebang Communication Technology Co., Ltd. (“Zhejiang Ebang”), Zhejiang Ebang Information Technology Co., Ltd. (“Ebang IT”), Hangzhou Dewang Information Technology Co., Ltd. (“Hangzhou Dewang”), Hangzhou Yibang Botong Technology Co., Ltd. (“Hangzhou Yibang Botong”), Hangzhou Ebang Jusheng Technology Co., Ltd. (“Ebang Jusheng”) and Shanghai Yijiaxin IC Design Co., Ltd. (“Shanghai Yijiaxin”);

●	“PRC subsidiaries” are to, for the purpose of this annual report, primarily, PRC operating subsidiaries, Hangzhou Ebang Hongfa Technology Co., Ltd. (“Ebang Hongfa”), Yunnan Ebang Information Technology Co., Ltd. (“Yunnan Ebang”), Hangzhou Ebang Shuotai Technology Co., Ltd. (“Hangzhou Ebang Shuotai”) and Hangzhou Zhenghao Information Technology Co., Ltd.;

●	“operating subsidiaries” are to, for the purpose of this annual report, primarily, PRC operating subsidiaries, Ebonex Australia Pty Ltd (“Ebonex Australia”), Ebon Management Australia Pty Limited, Compass Global Holdings Pty Ltd, Ebang Communications (HK) Technology Limited (“HK Ebang Communications”) and HongKong Ebang Digital Technology Limited (“HK Ebang Digital”);

●	“shares” or “Class A ordinary shares” refer to our Class A ordinary shares, par value HK$0.001 per share;

●	“US$,” “U.S. Dollars,” “$” and “dollars” refer to the legal currency of the United States; and

●	“we,” “us,” “our company,” the “Company,” “Ebang” and “our” refer to Ebang International Holdings Inc., our Cayman Islands holding company and from time to time, in the context of describing our business, our operations and consolidated financial information, Ebang International Holdings Inc. and its subsidiaries.

We are a Cayman Islands holding company and conduct all of our operations through our operating subsidiaries. Investors in our shares are not purchasing equity securities of our operating subsidiaries but instead are purchasing equity securities of a Cayman Islands holding company. Ebang does not conduct its business through the variable interest entity (“VIE”) structure. As most of our operations are conducted through our PRC operating subsidiaries, we face various legal and operational risks and uncertainties related to doing business in China. Since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform, and enforcement of these laws, regulations and rules involves uncertainties. The risks arising from the legal system in China include risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little, if any, advance notice; there is a risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted in Hong Kong and overseas, which could result in a material change in our operations and/or the value of our securities; we also face risks associated with regulatory approvals on offerings conducted overseas and foreign investment in China-based issuers, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may negatively impact our ability to conduct certain businesses, access foreign investments, or list on a foreign stock exchange. In particular, it is now illegal to engage in digital asset transactions including Bitcoin mining operations in China, the ruling of which may adversely affect us.

Furthermore, as more stringent criteria have been imposed by the U.S. Securities and Exchange Commission (the “SEC”) and the Public Company Accounting Oversight Board (the “PCAOB”) recently, our securities may be prohibited from trading if our auditor cannot be fully inspected. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong. Our financial statements have been audited by MaloneBailey, LLP, an independent registered public accounting firm that is headquartered in the United States with offices in Beijing and Shenzhen, China. MaloneBailey, LLP has been inspected by the PCAOB on a regular basis and is not among the PCAOB-registered public accounting firms headquartered in China and Hong Kong that are subject to PCAOB’s determination issued on December 16, 2021 of having been unable to inspect or investigate completely. However, according to Article 177 of the PRC Securities Law (last amended in December 2019), no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities in China. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. As a result, the audit working papers of our financial statements may not be inspected by the PCAOB without the approval of the PRC authorities, since the audit work was carried out by MaloneBailey, LLP with the collaboration of their China-based offices. The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. In accordance with the HFCAA, trading in our Class A ordinary shares on a national securities exchange or in the over the counter trading market in the United States may be prohibited if the PCAOB determines that it cannot inspect or fully investigate our auditors for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist our Class A ordinary shares. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, or the Accelerating HFCAA, which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. The market prices of our Class A ordinary shares could be adversely affected, or our Class A ordinary shares may be delisted, as a result of possible negative impacts under the HFCAA, and/or the Accelerating HFCAA, if the PCAOB is unable to inspect auditors with a presence in China. See risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Relating to Conducting Business in China—The audit report included in this annual report is prepared by an auditor who might not be fully inspected by the Public Company Accounting Oversight Board, and, as such, you may be deprived of the benefits of such inspection.”

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

●	the Cayman Islands has a less exhaustive body of securities laws than the United States and these securities laws provide significantly less protection to investors; and

●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

To date, we have conducted a majority of our operations outside the United States, and a majority of our assets are located outside the United States. Substantially all of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult or impossible for a shareholder to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc., located at 122 East, 42nd Street, 18th Floor, New York, NY 10168, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

There is uncertainty as to whether the courts in the Cayman Islands would (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (2) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the Cayman Islands, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the civil liability provisions of the federal securities laws in the United States without retrial on the merits if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that may be regarded as fines, penalties or punitive in nature.

The PRC

The PRC Civil Procedures Law governs the recognition and enforcement of foreign judgments. PRC courts may recognize and enforce foreign judgments in accordance with the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions.

The PRC does not have any treaties or other agreements with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they determine that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit.

In addition, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our ordinary shares, to establish a connection to China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

For a detailed description of risks related to enforceability of civil liabilities, please refer to risks disclosued under “Item 3.D. Key Information—Risk Factors—Other Risks Relating to Our Business Operations—Certain judgments obtained against us by our shareholders may not be enforceable” and “—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct our operations primarily in emerging markets.”

v

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

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding Ebang International Holdings Inc. and its subsidiaries’ intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section “Item 3. Key Information—D. Risk factors” in this annual report. These risks and uncertainties include factors relating to:

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

Not applicable.

ITEM 3. KEY INFORMATION

As a Cayman Islands holding company, Ebang relies on dividends and other distributions on equity paid by its operating subsidiaries for cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders or to service any expenses it may incur. Our subsidiaries’, including PRC subsidiaries’, ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, under PRC law, our PRC subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. These reserves are not distributable as cash dividends. If each of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Ebang. According to the relevant PRC regulations on Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, the operating subsidiaries of Ebang who remit dividends to Ebang shall, on the basis of the approval document issued by the competent administrative department of overseas direct investment (SAFE and its branch offices) and the foreign exchange registration certificate for overseas direct investment, handle the formalities for the outward remittance of funds for overseas direct investment at a designated foreign exchange bank. The designated foreign exchange bank shall handle the formalities for the domestic institution after an authenticity check.

To date, there have not been any such dividends or other distributions from our PRC subsidiaries to our subsidiaries located outside of China. In addition, as of the date of this annual report, PRC subsidiaries have never issued any dividends or distributions to Ebang or its shareholders outside of China. Furthermore, as of the date of this annual report, neither Ebang nor any of its subsidiaries have ever paid dividends or made distributions to U.S. investors. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC operating subsidiaries, which could restrict our ability to act in response to changing market conditions in a timely manner.”

Ebang is permitted under PRC laws and regulations as an offshore holding company to provide funding to its PRC subsidiaries in China through shareholder loans or capital contributions, subject to satisfaction of applicable government registration, approval and filing requirements. According to the relevant PRC regulations on foreign-invested enterprises in China, there are no quantity limits on Ebang’s ability to make capital contributions to its PRC subsidiaries. However, our PRC subsidiaries may not procure loans which exceed one of the following criteria: (i) the difference between their respective registered capital and total investment amount as recorded in the Foreign Investment Comprehensive Management Information System; or (ii) the upper limit of risk-weighted outstanding cross-border financings, which equals to the capital or net assets multiplied by the cross-border financing leverage ratio multiplied by the macro-prudential adjustment parameter.

The following table presents the cash flows from Ebang to its subsidiaries for the periods indicated:

	Years Ended December 31,
	2019	2020	2021
	US$	US$	US$
	(in thousands)
Transfers from Ebang to its subsidiaries	128	49,241	196,985

Cash flows are principally transferred between Ebang and its subsidiaries as operating cash support, of which neither entity demands repayment. To date, Ebang has not provided any loan to its subsidiaries.

Cash transfers between the subsidiaries are managed by our management, who decides how cash is allocated among subsidiaries based on the subsidiaries’ business development and operational needs. To date, no transfer of assets other than cash has occurred between the Company and its subsidiaries. We do not anticipate that our subsidiaries will pay cash dividends in the foreseeable future.

As of date of this annual report, we have never faced difficulties or limitations on our ability to transfer cash to our subsidiaries, across borders and to U.S. investors. Currently, there are no restrictions on the ability of our subsidiaries to distribute earnings or pay dividends subject to there being sufficient distributable reserves and having relevant foreign exchange registration certificate obtained, as applicable. In the future, cash proceeds raised from overseas financing activities may continue to be transferred by Ebang to the subsidiaries via capital contribution or shareholder loans, as the case may be. We intend to retain most, if not all, of our available funds and any future earnings for the development and growth of our business overseas. We do not expect to pay dividends in the foreseeable future.

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

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. The PRC legal system is evolving rapidly, but its current slate of laws may not be sufficient to cover all aspects of the economic activities in China, including such activities that relate to or have an impact on our business. Implementation and interpretations of laws, regulations and rules are not always undertaken in a uniform matter (some of which can change rapidly with little advance notice) and enforcement of these laws, regulations and rules involves uncertainties.

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

Increases in labor costs and enforcement of stricter labor laws and regulations in the PRC and our PRC subsidiaries’ additional payments of statutory employee benefits may adversely affect our business and profitability

The average wage in China has increased in recent years and is expected to continue to grow. The average wage level for our PRC subsidiaries’ employees has also increased in recent years. We expect that our PRC subsidiaries’ labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers, our profitability and results of operations may be materially and adversely affected.

In addition, our PRC subsidiaries have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our PRC subsidiaries’ employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that our PRC subsidiaries decide to terminate some of our PRC subsidiaries’ employees or otherwise change their employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit their ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

Pursuant to PRC laws and regulations, companies registered and operating in China are required to apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. Our PRC subsidiaries have not fully paid social insurance and housing provident funds for all of their employees due to inconsistency in implementation or interpretation of the relevant PRC laws and regulations among government authorities in the PRC and, in some cases, voluntary decisions by the relevant employees. Recently, as the PRC government enhanced its enforcement measures relating to social insurance collection, our PRC subsidiaries may be required to make up the contributions for their employees, and may be further subjected to late fees payment and administrative fines, which may materially and adversely affect our financial condition and results of operations. As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our PRC subsidiaries’ current employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. In addition, we may incur additional expenses in order to comply with such laws and regulations, which may adversely affect our business and profitability.

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

In order to maintain the physical security of our chops and the chops of our PRC subsidiaries, we generally store these items in secured locations accessible only by the authorized personnel of each of our PRC subsidiaries and consolidated entities. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiaries or consolidated entities, we, our PRC subsidiaries or consolidated entities would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

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

PRC

Our PRC subsidiaries are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Zhejiang Ebang obtained the “high-tech enterprise” tax status in November 2017, which reduced its statutory income tax rate to 15% from November 2017 to November 2020. Zhejiang Ebang further re-applied and obtained the “high-tech enterprise” tax status in December 2020. Hangzhou Dewang obtained the “high-tech enterprise” tax status in November 2018, which reduced its statutory income tax rate to 15% from November 2018 to November 2021. Hangzhou Dewang further re-applied and obtained the “high-tech enterprise” tax status in December 2021. In addition, Ebang IT obtained the “high-tech enterprise” tax status in December 2021, which reduced its statutory income tax rate to 15% from December 2021 to December 2023.

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

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except for our benefit, any confidential information of our company, any of its subsidiaries or their customers and suppliers. In addition, each of our executive officers have agreed to be bound by non-solicitation restrictions set forth in their confidentiality agreements with us.

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

Eligibility. We may grant awards to employees and consultants of our company, our parent company and any of our subsidiaries, our directors, and other individuals, as determined by the plan administrator. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

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

Eligibility. We may grant awards to employees and consultants of our company, our parent company and any of our subsidiaries, our directors, and other individuals, as determined by the plan administrator. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

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

ITEM 18. Financial statements

Financial Statements are filed as part of this annual report, see pages F-1 to F-34 to this annual report.

ITEM 19. Exhibits

Exhibit no.	Description
1.1	Second Amended and Restated Memorandum of Association and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.1 to the Report of Foreign Private Issuer on Form 6-K, furnished with the Securities and Exchange Commission on December 22, 2021)
2.1	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-237843), as amended, initially filed with the Securities and Exchange Commission on April 24, 2020)
2.2	Form of Warrant (November 2020 Offering) (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-249647), as amended, initially filed with the Securities and Exchange Commission on October 23, 2020)
2.3	Form of Warrant (February 2021 Offering) (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-252804), as amended, initially filed with the Securities and Exchange Commission on February 5, 2021)
2.4	Form of Warrant (February 2021 Inducement) (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-253784), initially filed with the Securities and Exchange Commission on March 2, 2021)
2.5	Form of Warrant (April 2021 Offering) (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-254787), as amended, initially filed with the Securities and Exchange Commission on March 26, 2021)
2.6	Description of Securities*
4.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-237843), as amended, initially filed with the Securities and Exchange Commission on June 17, 2020)
4.2	Form of Employment Agreement between the Registrant and each of its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-237843), as amended, initially filed with the Securities and Exchange Commission on June 17, 2020)
4.3	Form of Securities Purchase Agreement (November 2020 Offering) (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-249647), as amended, initially filed with the Securities and Exchange Commission on October 23, 2020)
4.4	Form of Escrow Agreement (November 2020 Offering) (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-249647), as amended, initially filed with the Securities and Exchange Commission on October 23, 2020)
4.5	Form of Securities Purchase Agreement (February 2021 Offering) (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-252804), as amended, initially filed with the Securities and Exchange Commission on February 5, 2021)
4.6	Form of Escrow Agreement (February 2021 Offering) (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-252804), as amended, initially filed with the Securities and Exchange Commission on February 5, 2021)
4.7	Form of Securities Purchase Agreement (April 2021 Offering) (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-254787), as amended, initially filed with the Securities and Exchange Commission on March 26, 2021)

4.8	Form of Escrow Agreement (April 2021 Offering) (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-254787), as amended, initially filed with the Securities and Exchange Commission on March 26, 2021)
4.9	Amended and Restated 2020 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to the registration statement on Form S-8 (File No. 333-257787), filed with the Securities and Exchange Commission on July 9, 2021)
4.10	2021 Share Incentive Plan (incorporated herein by reference to Appendix A to the Registrant’s Proxy Statement, attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K, furnished with the Securities and Exchange Commission on November 15, 2021)
8.1	List of significant subsidiaries and consolidated affiliated entity of the Registrant*
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002**
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002***
15.1	Consent of Conyers Dill and Pearman*
15.2	Consent of Jingtian & Gongcheng*
15.3	Consent of MaloneBailey, LLP, Independent Registered Public Accounting Firm**
101.INS	Inline XBRL Instance Document.*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.**
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.**
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.**
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.**
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.**
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).**

*	Previously filed.
**	Filed herewith.
***	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EBANG INTERNATIONAL HOLDINGS INC.

By:	/s/ Dong Hu
	Name:	Dong Hu
	Title:	Chief Executive Officer and Chief Financial Officer

Date: July 15, 2022

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

Short-term investments also include wealth management products, consisting of products with certain financial institutions and bonds facilitated by a third-party broker, which are subject to variable rates of return or not principal-guaranteed. These investments are classified as available-for-sale debt securities and reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive loss on the consolidated balance sheets, if any. Realized gains and losses from the sale of available-for-sale debt securities are determined on an aggregate approach basis and are included in the consolidated statements of operations and comprehensive income (loss).

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

During the year ended December 31, 2020, the Company purchased bonds facilitated by a third-party broker for the aggregate amount of approximately $104 million, approximately $63 million was redeemed during the year ended December 31, 2020 and the remaining balance was redeemed in the year ended December 31, 2021. The balance of wealth management products as of December 31, 2021 represents wealth management products with variable rates of return or non-principle-guaranteed purchased from commercial banks that can be withdrawn at any time.

For the years ended December 31, 2021, 2020 and 2019, the unrealized loss related to investments in marketable securities was $3,890,427, nil and nil, respectively.

There was no unrealized gain or loss associated with the wealth management products as of December 31, 2021 and 2020. No impairment charges were recorded for the years ended December 31, 2021, 2020 and 2019, respectively.

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

In March 2022, the Company, through its subsidiary Australia Ebon Pty Ltd, acquired Compass Global Holdings Pty Ltd for a consideration of AUD 8.0 million. The acquired entity holds the Australian Financial Services License (the “License”) issued by the Australian Securities & Investments Commission(“ASIC”), which allows the Company to conduct financial services business in Australia.

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