Form 20-F
period 2022-12-31
Ebang International Holdings Inc.
filed 2023-04-28
CIK 1799290

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2022

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

12 Marina View, #20-02B, Asia Square Tower 2, Singapore, 018961

(Address of principal executive offices)

Mr. Dong Hu

Chief Executive Officer

12 Marina View, #20-02B, Asia Square Tower 2, Singapore, 018961

Tel: +86 571-8817-6197

Email: ir@ebang.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value HK$0.03 per share	EBON	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report.

An aggregate of 6,543,938.22 ordinary shares, representing 4,989,746.22 Class A ordinary shares, par value HK$0.03 per share, and 1,554,192 Class B ordinary Shares, par value HK$0.03 per share, as of April 27, 2023.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐   Yes      ☐   No

EBANG INTERNATIONAL HOLDINGS INC.

i

INTRODUCTION

In this annual report, otherwise indicated or unless the context otherwise requires,

●	“ASICs” are to application-specific ICs, meaning ICs designed for a specific application;

●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

●	“Fintech” means financial technology;

●	“ICs” or “chips” are to integrated circuits;

●	“PRC operating subsidiaries” are to, for the purpose of this annual report, primarily, Zhejiang Ebang Communication Technology Co., Ltd. (“Zhejiang Ebang”), Zhejiang Ebang Information Technology Co., Ltd. (“Ebang IT”), Hangzhou Dewang Information Technology Co., Ltd. (“Hangzhou Dewang”), Hangzhou Yibang Botong Technology Co., Ltd. (“Hangzhou Yibang Botong”), Shanghai Yijiaxin IC Design Co., Ltd. (“Shanghai Yijiaxin”) and Hangzhou Zhenghao Information Technology Co., Ltd.;

●	“PRC subsidiaries” are to, for the purpose of this annual report, primarily, PRC operating subsidiaries, Hangzhou Ebang Hongfa Technology Co., Ltd. (“Ebang Hongfa”), Hangzhou Bangyun Information Technology Co., Ltd. (formerly known as Yunnan Ebang Information Technology Co., Ltd.) (“Hangzhou Bangyun”), and Hangzhou Ebang Shuotai Technology Co., Ltd. (“Hangzhou Ebang Shuotai”) ;

●	“operating subsidiaries” are to, for the purpose of this annual report, primarily, PRC operating subsidiaries, Ebonex Australia Pty Ltd (“Ebonex Australia”), Ebon Management Australia Pty Limited (“Ebon Management Australia”), Compass Global Holdings Pty Ltd (“Compass Global”), Ebang Communications (HK) Technology Limited (formerly known as Hong Kong Bite Co., Limited) (“HK Ebang Communications”), HongKong Ebang Digital Technology Limited (“HK Ebang Digital”) and Ebon Management Pte. Ltd.;

●	“shares” or “Class A ordinary shares” refer to our Class A ordinary shares, par value HK$0.03 per share;

●	“US$,” “U.S. Dollars,” “$” and “dollars” refer to the legal currency of the United States; and

●	“we,” “us,” “our company,” the “Company,” “Ebang” and “our” refer to Ebang International Holdings Inc., our Cayman Islands holding company and from time to time, in the context of describing our business, our operations and consolidated financial information, Ebang International Holdings Inc. and its subsidiaries.

We are a Cayman Islands holding company and conduct all of our operations through our operating subsidiaries. Investors in our shares are not purchasing equity securities of our operating subsidiaries but instead are purchasing equity securities of a Cayman Islands holding company. Ebang does not conduct its business through the variable interest entity (“VIE”) structure. As most of our operations are conducted through our PRC operating subsidiaries, we face various legal and operational risks and uncertainties related to doing business in China. Since the PRC legal system continues to evolve, there are risks arising from the legal system in China, which include uncertainties regarding new legislation, regulations or interpretations governing our business activities, which may be promulgated or adopted; there is a risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted in Hong Kong and overseas, which could result in a material change in our operations and/or the value of our securities; we also face risks associated with regulatory approvals on offerings conducted overseas and foreign investment in China-based issuers, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may negatively impact our ability to conduct certain businesses, access foreign investments, or list on a foreign stock exchange. In particular, it is now illegal to engage in digital asset transactions including Bitcoin mining operations in China, the ruling of which may adversely affect us.

In addition, in connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we and our PRC subsidiaries, (i) are not required to obtain permissions from the China Securities Regulatory Commission (the “CSRC”), (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain or were denied such permissions by any PRC authority. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Conducting Business in China—We may be required to obtain approval or subject to filings or other requirements from the CSRC or other PRC regulatory authorities in connection with our offshore offerings under PRC law, and we cannot predict whether or for how long we will be able to complete such filing.”

Furthermore, as more stringent criteria have been imposed by the U.S. Securities and Exchange Commission (the “SEC”) and the Public Company Accounting Oversight Board (the “PCAOB”) recently, our securities may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCAA”) and related regulations, if the PCAOB is unable to inspect our auditors for two consecutive years beginning in 2022. As a result, an exchange may determine to delist our securities. The PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Furthermore, the PCAOB’s report identified the specific registered public accounting firms which were subject to these determinations. On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law, which reduces the number of consecutive non- inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Our financial statements have been audited by an independent registered public accounting firm that is headquartered in the United States who is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess an auditor’s compliance with the applicable professional standards, and has been inspected by the PCAOB on a regular basis. Our auditor is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely. As of the date of this annual report, we have not been identified by the SEC as a commission-identified issuer under the HFCAA. However, there is a risk that our auditor cannot be inspected by the PCAOB in the future. The lack of inspection could cause trading in our securities to be prohibited under the HFCAA, and, as a result, The Nasdaq Stock Market LLC (“Nasdaq”) may determine to delist our securities, which may cause the value of our securities to decline or become worthless. See risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Relating to Conducting Business in China— The recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.”

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

v

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the Cayman Islands, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the civil liability provisions of the federal securities laws in the United States without retrial on the merits if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that may be regarded as fines, penalties or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from United States courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

For a detailed description of risks related to enforceability of civil liabilities, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Other Risks Relating to Our Business Operations—Certain judgments obtained against us by our shareholders may not be enforceable” and “—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct our operations primarily in emerging markets.”

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

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding Ebang International Holdings Inc. and its subsidiaries’ intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section “Item 3. Key Information—D. Risk factors” in this annual report. These risks and uncertainties include factors relating to:

●	our goals and strategies;

●	our business and operating strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenues, costs or expenditures;

●	our dividend policy;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our relationships with customers and business partners;

●	the trends in, expected growth in and market size of the blockchain and Fintech industries in the markets we have business and globally;

●	our ability to maintain and enhance our market position;

●	our ability to continue to develop new technologies and/or upgrade our existing technologies;

●	developments in, or changes to, laws, regulations, governmental policies, incentives and taxation affecting our operations, in particular in the blockchain and Fintech industries;

●	relevant governmental policies and regulations relating to our businesses and industry;

●	competitive environment, competitive landscape and potential competitor behavior in our industry; overall industry outlook in our industry;

●	our ability to attract, train and retain executives and other employees;

●	the development of the global financial and capital markets;

●	fluctuations in inflation, interest rates and exchange rates;

●	general business, political, social and economic conditions in the markets we have business;

●	assumptions underlying or related to any of the foregoing; and

●	other factors discussed under “Item 3. Key Information—D. Risk factors” in this annual report.

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

Not applicable.

ITEM 3. KEY INFORMATION

As a Cayman Islands holding company, Ebang relies on dividends and other distributions on equity paid by its operating subsidiaries for cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders or to service any expenses it may incur. Our subsidiaries’, including PRC subsidiaries’, ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, under PRC law, our PRC subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. And the after-tax profits shall be used to cover the loss that the PRC subsidiaries made in previous financial year before any statutory reserve is drawn therefrom, if the statutory reserve is insufficient to cover such loss. These reserves are not distributable as cash dividends. If each of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Ebang. According to the relevant PRC regulations on Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, the operating subsidiaries of Ebang who remit dividends to Ebang shall, on the basis of the approval document issued by the competent administrative department of overseas direct investment (SAFE and its branch offices) and the foreign exchange registration certificate for overseas direct investment, handle the formalities for the outward remittance of funds for overseas direct investment at a designated foreign exchange bank. The designated foreign exchange bank shall handle the formalities for the domestic institution after an authenticity check.

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

The following table presents the cash flows from Ebang to its subsidiaries for the periods indicated:

	Years Ended December 31,
	2020	2021	2022
	US$	US$	US$
	(in thousands)
Transfers from Ebang to its subsidiaries	49,241	196,985	-

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

All share and price per share information in this annual report has been adjusted to reflect our one-for-thirty reverse stock split of our issued and outstanding ordinary shares, which became effective upon shareholder approval at the Company’s extraordinary general meeting on November 20, 2022 at 8:00 a.m. (Singapore Time).

A.	[Reserved]

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

Our business, financial condition and results of operations could be materially and adversely affected if any of the risks described below occur. As a result, the market price of our Class A ordinary shares, par value HK$0.03 per share (the “Class A Ordinary Shares”) could decline, and you could lose all or part of your investment. This annual report also contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” The risks below are not the only ones facing the Company. Additional risks not currently known to us or that we currently deem immaterial may also adversely affect us. The following risk factors have been grouped as follows:

a)	Risks relating to conducting business in China;

b)	Risks relating to our Fintech and blockchain product businesses;

c)	Risks relating to our business operations;

d)	Risks relating to our securities; and

e)	General risks.

Summary of Key Risks

Our business is subject to numerous risks and uncertainties, discussed in more detail below. These risks include, among others, the following key risks:

●	It is now illegal to engage in digital asset transactions including Bitcoin mining operations in China, the ruling of which may adversely affect us

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations and financial condition

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us

●	Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC operating subsidiaries, which could restrict our ability to act in response to changing market conditions in a timely manner

●	We may be subject to the PRC Enterprise Income Tax Law and dividends payable to our foreign investors and gains on the sale of our Class A ordinary shares by our foreign investors may become subject to PRC tax

●	We may be required to obtain approval or subject to filings or other requirements from the CSRC or other PRC regulatory authorities in connection with our offshore offerings under PRC law, and we cannot predict whether or for how long we will be able to complete such filing

●	We are subject to risks associated with legal, political or other conditions or developments regarding holding, using or mining of Bitcoins, which could negatively affect our business, results of operations and financial position

●	The current regulatory environment in foreign markets, and any adverse changes in those environments, could have material adverse impacts on our blockchain products business and our Fintech business

●	The future development and growth of cryptocurrency is subject to a variety of factors that are difficult to predict and evaluate. If cryptocurrency does not grow as we expect, our business, operating results, and financial condition could be adversely affected

●	We may face challenges in regard to stringent licensing and regulatory requirements in the money services business we operate

●

We are also exposed to financial and technological risks in the money service business which calls for a high and strict standard of compliance in managing such risks and adequate infrastructures in place in which failure of managing these risks will be adverse to our business

●	Our results of operations have been and are expected to continue to be significantly impacted by the fluctuation of cryptocurrency prices, especially the price of Bitcoin

●	We have derived and may continue to derive a significant portion of our revenues from our Bitcoin mining machines business. If the market for Bitcoin mining machines ceases to exist or diminishes significantly, our business, results of operations and financial condition would be materially and adversely affected

●	The industries in which we operate and which we intend to operate in the future are characterized by constant changes. If we fail to continuously innovate and to provide products that meet the expectations of our customers, we may be unable to attract new customers or retain existing customers, and hence our business and results of operations may be adversely affected

●	We face risks associated with the expansion of our blockchain products and Fintech business operations overseas and if we are unable to effectively manage such risks, our business growth and profitability may be negatively affected

●	We may not successfully develop, market or launch any future Fintech businesses or continue operating our existing Fintech businesses

●	Our intellectual property rights are valuable, and any inability to protect them could adversely impact our business, operating results, and financial condition

●	We rely on a limited number of third parties to fabricate our ASIC chips, and IC packaging and testing services

●	We have been involved, and may continue to be involved, in disputes, claims or proceedings arising from our operations or class actions from time to time, which could result in significant liabilities and reputational harm and could materially and adversely affect our business, financial condition and results of operations

●	We have and may increasingly become a target for public scrutiny, including complaints to regulatory agencies, negative media coverage, and malicious allegations, all of which could severely damage our reputation and materially and adversely affect our business and prospects

●	The recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCAA and related regulations, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A ordinary shares for return on your investment

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct our operations primarily in emerging markets

●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial

●	We are a “controlled company” within the meaning of the Nasdaq Rules, and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies

●	We have in the past incurred and continue to incur losses and negative cash flows from operating activities, and we may not achieve or sustain profitability

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

On May 21, 2021, the Financial Stability and Development Committee of the State Council in China proposed to “crack down on Bitcoin mining and trading.” However, it was not until September 15, 2021, as described below, that all digital asset transactions were banned in China. In May 2021, local governments began to issue corresponding measures in succession to respond to the central government, including Xinjiang Changji Hui Autonomous Prefecture Development and Reform Commission issuing a notice on the immediate shutdown of enterprises engaged in cryptocurrency mining on June 9, 2021. On June 18, 2021, according to the public media report - Sichuan Provincial Development and Reform Commission and Sichuan Energy Bureau issued a notice on the shutdown of cryptocurrency mining projects with the deadline of June 25, 2021. On September 3, 2021, the newly issued Notification of Overhauling the Mining Activity of Cryptocurrency (or the Notification No. 1283) banned all new cryptocurrency operations in China and set forth penalties on a going forward basis for all of the PRC. On September 15, 2021, the People’s Bank of China, the Office of the Central Cyberspace Affairs Commission, the Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Industry and Information Technology, the Ministry of Public Security, the State Administration for Market Regulation, the China Banking and Insurance Regulatory Commission, the China Securities Regulatory Commission, and the State Administration of Foreign Exchange jointly issued the Circular on Further Preventing and Disposing of Risks in Virtual Currency Trading and Speculation (Yin Fa [2021] No.237), which clarified that virtual currency-related business activities in China and the provision of services by an overseas virtual currency exchange to a Chinese resident via the Internet will be considered as illegal financial activities.

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

In addition, based on the Negative List for Market Access (2022) which became effective on March 12, 2022, “the Catalogue for Guidance on Industrial Restructuring shall be included in the Negative List for Market Access”; plus, according to the Decision of the State Council on Promulgating and Implementing the “Temporary Provisions on Promoting Industrial Structure Adjustment,” valid from December 2, 2005, “In principle, the ‘Guidance Catalogue for the Industrial Structure Adjustment “shall apply to various types of enterprises inside China.” “The industries of the eliminated category under the ‘Guidance Catalogue for the Industrial Structure Adjustment’ shall apply to the foreign investment enterprises.” and “Investments are prohibited from being contributed to projects under the eliminated category.” Furthermore, the NDRC released on December 30, 2021 its No. 49 Decree, announcing that the Decision of the National Development and Reform Commission on Amending the Guiding Catalog for Industrial Restructuring (2019 Version) (the “Amended Catalog”). The Amended Catalog added ‘virtual currency mining activities’ to the eliminated category of ’1. outdated production processing and equipment’ under the original Catalog. Therefore, the foreign investment enterprises are prohibited from virtual currency activities and our mining machine custody business are banned in China as well.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations and financial condition

Most of our revenues were and, a lot of revenues, in the foreseeable future, are expected to be derived in China, and a lot of our operations, including most of our manufacturing, is conducted in China. Accordingly, our business, prospects, results of operations and financial condition may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the degree of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

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

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition

Although the Chinese economy has grown steadily in the past decade, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the People’s Bank of China and financial authorities of some of the world’s leading economies, including the United States and China. The proposed tariffs by the U.S. government and the potential of a trade war between the U.S. and China could dampen the growth prospects of the Chinese and global economy. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. The ongoing war between Russian and Ukraine has escalated global geopolitical tensions when Russia launched a large-scale land invasion into Ukraine in February 2022. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Pursuant to PRC laws and regulations, companies registered and operating in China are required to apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. Our PRC subsidiaries have not fully paid social insurance and housing provident funds for all of their employees due to inconsistency in implementation or interpretation of the relevant PRC laws and regulations among government authorities in the PRC and, in some cases, voluntary decisions by the relevant employees. As the PRC government may enhance its enforcement measures relating to social insurance and housing fund deposit collection, our PRC subsidiaries may be required to make up the contributions for their employees, and may be further subjected to late fees payment and administrative fines, which may materially and adversely affect our financial condition and results of operations. As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our PRC subsidiaries’ current employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. In addition, we may incur additional expenses in order to comply with such laws and regulations, which may adversely affect our business and profitability.

We may be adversely affected by inflation or labor shortage in China

In recent years, the PRC economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if PRC experiences higher rates of inflation in the future. It is uncertain when the general price level may increase or decrease sharply in the future. Moreover, the significant economic growth in China has resulted in a general increase in labor costs and shortage of low-cost labor. Inflation may cause our production cost to continue to increase. If we are unable to pass on the increase in production cost to our customers, we may suffer a decrease in profitability and a loss of customers and our results of operations could be materially and adversely affected.

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

We may be subject to EIT on our worldwide income if our company or any of our subsidiaries were considered a PRC “resident enterprise” under the PRC Enterprise Income Tax Law, or the EIT Law

Under the EIT Law and its implementation rules, enterprises established outside of the PRC with “de facto management bodies” within the PRC are considered a “resident enterprise” and will be subject to EIT at a rate of 25% on their worldwide income. The implementation rules under EIT define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the production, operation, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation of the PRC, or the SAT promulgated the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009, as amended on November 8, 2013, provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in the PRC. On July 27, 2011, the SAT issued the Measures for Administration of Income Tax of Chinese Controlled Resident Enterprises Incorporated Overseas (Trial), or Circular 45, as amended on June 15, 2018, to supplement Circular 82 and other tax laws and regulations. Circular 45 clarifies certain issues relating to resident status determination. Although Circular 82 and Circular 45 apply only to offshore enterprises controlled by PRC enterprises or PRC group companies and not those controlled by PRC individuals or foreigners, the determining criteria set forth in Circular 82 and Circular 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals or foreign enterprises. A substantial majority of our senior management team is located in China. If our company or any of our subsidiaries were considered to be a PRC “resident enterprise,” we would be subject to EIT at a rate of 25% on our worldwide income, which could materially reduce our net income.

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

Any adverse changes of any preferential tax treatments and government grants that may be available to us in the future could materially and adversely affect our business, financial condition and results of operations.

We have benefited from preferential tax treatments from the government and government grants, such as “high-tech enterprise” tax status and VAT tax refund. We cannot assure you that we are able to meet the relevant requirements and be re-granted the preferential tax treatments and government grants upon their expiration, or to apply for other preferential tax treatments or government grants. The policies regarding the preferential tax treatments and government grants are subject to change and termination. The government authorities may decide to reduce, eliminate or cancel our tax preferences at any time. Therefore, we cannot assure you of the continued availability of such tax preferences or government grants which we currently enjoy. The discontinuation, reduction or delay of the preferential tax treatments and government grants could adversely affect our financial condition and results of operations. For more detailed information, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Key Components of Results of Operations—Taxation”.

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

We may be required to obtain approval or subject to filings or other requirements from the CSRC or other PRC regulatory authorities in connection with our offshore offerings under PRC law, and we cannot predict whether or for how long we will be able to complete such filing

On July 6, 2021, the relevant PRC government authorities issued the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies, to improve relevant laws and regulations on data security, cross-border data transmission, and confidential information management, and provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and five related guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and will regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities through a filing-based regulatory regime.

Pursuant to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either through direct or indirect means, are required to go through the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as an indirect overseas listing by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Besides, the determination as to indirect overseas listing by PRC domestic companies, shall be made on a substance over form basis. Subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within 3 working days after the offering is completed, and Subsequent securities offerings and listings of an issuer in other overseas markets than where it has offered and listed shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. If a domestic company fails to fulfill the filing procedure, the CSRC shall order rectification, issue warnings to such domestic company, and impose a fine; directly liable persons-in-charge and other directly liable persons shall be warned and each imposed a fine. According to Circular on the Arrangements for the Filing-based Administration of Overseas Securities Offering and Listing by Domestic Companies issued by the CSRC on February 17, 2023, from the implementation date of the Overseas Listing Trial Measures, domestic enterprises subject to the scope of filing that have offered shares or been listed overseas, or have met the following conditions shall be deemed as “existing enterprises”, which are not required to go through the filing immediately but shall be required to do so if they involve in re-financing and other filing matters in the future.

Based on the aforementioned criteria, we may be deemed as a PRC domestic company and our offshore offerings may be deemed as an indirect overseas listing by PRC domestic companies. Since we had already completed overseas offering prior to the effective date of the Overseas Listing Trial Measures, we should be deemed as an “existing enterprise” and not be required to go through the filing immediately. Only when we involve in re-financing and other filing matters will we be required to complete such filling with the CSRC. If so, we cannot assure you that we could meet such requirements or complete such filing in a timely manner. Any failure may restrict our ability to complete the proposed offshore offerings, which would have a material adverse effect on our business and financial positions. Further, as the Overseas Listing Trial Measures was recently promulgated, there remains substantial uncertainties as to its interpretation and implementation and how it may impact our ability to raise or utilize fund for business operation.

On December 28, 2021, the CAC, the NDRC, the MIIT, and several other administrations jointly promulgated the Cybersecurity Review Measures ( the “Cybersecurity Measures”), which became effective on February 15, 2022. The Cybersecurity Measures has replaced its previous version promulgated on April 13, 2020. According to the Cybersecurity Measures, among others, (i) an application for cybersecurity review shall be made by an issuer who is a network platform operator holding personal information of more than one million users before such issuer applies to list securities on a foreign stock exchange; and (ii) the relevant PRC governmental authorities may initiate cybersecurity review if such governmental authorities determine that the issuer’s network products or services, or data processing activities affect or may affect national security. On the bases that (i) the Cybersecurity Measures was promulgated recently, (ii) the exact scope of “network platform operator” under the Cybersecurity Measures remains unclear, and (iii) there are substantial uncertainties on the interpretation and application of the Cybersecurity Measures, there can be no assurance that we would be required to apply for such cybersecurity review for our offshore offerings. Any failure in completion of a cybersecurity review may result in administrative penalties, including fines, a shut-down of our business, revocation of requisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effects on our business, financial condition and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review and the draft of Regulations on the Network Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

We have adopted our Amended and Restated 2020 Share Incentive Plan (the “2020 Plan”), effective upon the completion of our initial public offering, and our 2021 Share Incentive Plan (the “2021 Plan”), effective upon shareholder approval at the 2021 annual general meeting of shareholders held on December 15, 2021. As of the date of this annual report, we have granted 189,066 restricted share awards under the 2020 Plan and we did not grant any awards under the 2021 Plan. We may grant share incentive awards under both or either plan in the future. When we do, from time to time, we need to apply for or update our registration with SAFE or its local branches on behalf of our employees or consultants who receive options or other equity-based incentive grants under the 2020 Plan, 2021 Plan or future share incentive plans we may adopt or material changes in such plan(s). However, we may not always be able to make applications or update our registration on behalf of our employees or consultants who hold any type of share incentive awards in compliance with Circular 7, nor can we ensure you that such applications or update of registration will be successful. If we or the participants of our share incentive plan(s) who are PRC citizens fail to comply with Circular 7, we and/or such participants of our share incentive plan(s) may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their share options or remit proceeds gained from sale of their shares into China, and we may be prevented from further granting share incentive awards under our share incentive plan(s) to our employees or consultants who are PRC citizens.

Our Hong Kong subsidiaries could become subject to the direct oversight of the PRC government at any time if the National laws of mainland China are applied to Hong Kong

The national laws of the PRC (the “National Laws”), including, but not limited to (i) the Cybersecurity Review Measures which became effective on February 15, 2022; and (ii) approval by the CSRC or any other Chinese regulatory authority to approve or permit our offering of securities in the U.S., do not currently apply to our Hong Kong subsidiaries, except for those set forth below. However, due to the uncertainty of the PRC legal system and changes in laws, regulations or policies, including how these laws, regulations or policies would be interpreted or implemented, and the national laws applicable in Hong Kong, the Basic Law might be revised in the future.

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

Risks Relating to Our Fintech and Blockchain Product Businesses

We are subject to risks associated with legal, political or other conditions or developments regarding holding, using or mining of Bitcoin, which could negatively affect our business, results of operations and financial position

Our customers are based globally. As such, changes in government policies, taxes, general economic and fiscal conditions, as well as political, diplomatic or social events, expose us to financial and business risks. In particular, changes in domestic or overseas policies and laws regarding holding, using and/or mining of Bitcoin could result in an adverse effect on our business operations and results of operations. Moreover, if any domestic or international jurisdiction where we operate or sell our Bitcoin mining machines prohibits or restricts Bitcoin mining activities, we may face legal and other liabilities and will experience a material loss of revenue.

There are significant uncertainties regarding future regulations pertaining to the holding, using or mining of Bitcoin, which may adversely affect our results of operations. While Bitcoin has gradually gained more market acceptance and attention, it is anonymous and may be used for black market transactions, money laundering, illegal activities or tax evasion. As a result, governments may seek to regulate, restrict, control or ban the holding, use mining holding of Bitcoin. In addition, due to compliance risk, cost, government regulation or public pressure, banks and financial institutions may not provide banking services, or may cut off services, to businesses that provide cryptocurrency-related services or that accept cryptocurrencies, including Bitcoin, as payment. Our existing policies and procedures for the detection and prevention of money laundering and terrorism-funding activities through our business activities have only been adopted in recent years and may not completely eliminate instances in which we or our products may be used by other parties to engage in money laundering and other illegal or improper activities. We cannot assure you that there will not be a failure in detecting money laundering or other illegal or improper activities which may adversely affect our reputation, business, financial condition and results of operations.

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

The further development and acceptance of digital asset networks and other digital assets, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of digital asset systems may adversely affect an investment in us

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete transactions, is part of a new and rapidly evolving industry that employs cryptocurrency assets, including Bitcoin, based upon a computer-generated mathematical or cryptographic protocol. Large-scale acceptance of Bitcoin as a means of payment has not, and may never, occur. The growth of this industry in general, and the use of Bitcoin in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may occur unpredictably.

Recent events in the industry, such as filing for and seeking protection of Chapter 11 proceedings by major market participants, may have significant impact on further development and acceptance of digital asset networks and digital assets as they exposed how unpredictable and turbulent the digital assets industry can be. Specifically, the Chapter 11 Bankruptcy filings of digital asset exchanges FTX Trading Ltd., et al. (“FTX”) (including its affiliated hedge fund, Alameda Research LLC) was unexpected and significantly reduced confidence in the digital assets industry as it was one of the largest and considered among safest digital asset trading platforms. Furthermore, it also revealed potential systemic risks and industry contagion as a significant number of other major market participants were affected by FTX’s Chapter 11 filing – namely, among others, BlockFi Inc., et al. (“BlockFi”), as one of the largest digital asset lending companies. At this time, we believe that there are no significant exposures of our business to any of the industry participants who have filed for Chapter 11 bankruptcy to date; however, such failure of key institutions in the cryptocurrency asset industry highlights the risk of systemic interconnectedness between major market participants and the effect it could have on the industry as a whole.

The closure and temporary shutdown of major digital asset exchanges and trading platforms, such as FTX, due to fraud or business failure, has disrupted investor confidence in cryptocurrencies and led to a rapid escalation of enforcement action taken by various regulatory authorities against participants in the digital asset industry. Thus, the failures of key market participants and systemic contagion risk are expected to, as a consequence, invite more intense and frequent regulatory scrutiny. All of this could have a negative impact on further development, confidence in, and acceptance of digital asset networks and digital assets, including Bitcoin.

Other factors that could affect further development and acceptance of digital asset networks and other digital assets include, but are not limited to:

●	increased universal adoption and use of Bitcoin as a medium of exchange;

●	governmental and quasi-governmental regulation of Bitcoin and its use, or restrictions on or regulation of access to and operation of the Bitcoin network or similar cryptocurrency systems and platforms;

●	changes in consumer demographics and public tastes and preferences;

●	the maintenance and development of the open-source software protocol of the Bitcoin network;

●	the increased consolidation of contributors to the Bitcoin blockchain through Bitcoin mining pools;

●	the availability and popularity of other cryptocurrencies and other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

●	the use of the networks supporting cryptocurrencies for developing smart contracts and distributed applications;

●	general economic conditions and the regulatory environment relating to cryptocurrencies and other digital assets;

●	environmental or tax restrictions, excise taxes or other additional costs on the use of electricity to mine bitcoin;

●	an increase in Bitcoin transaction costs and any related reduction in the use of and demand for Bitcoin; and

●	negative consumer sentiment and perception of bitcoin specifically or cryptocurrencies generally.

We may face several risks due to disruptions in the digital asset markets, including but not limited to, the risk from depreciation in our stock price, financing risk, risk of increased losses or impairments in our investments or other assets, risks of legal proceedings and government investigations, and risks from price declines or price volatility of digital assets

In the second half of 2022 and beginning of 2023, some well-known digital asset market participants, including digital asset lenders Celsius Network LLC, et al. (“Celsius”), Voyager Digital Ltd., et al. (“Voyager”), Three Arrows Capital (“Three Arrows”) and Genesis Global Holdco, LLC, et al. (“Genesis”) declared bankruptcy, resulting in a loss of confidence in participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly. In November 2022, FTX, the third largest digital asset exchange by volume at the time, halted customer withdrawals and shortly thereafter, FTX and its subsidiaries filed for bankruptcy.

In addition, in February 2023, the SEC entered into a settlement agreement with cryptocurrency exchange Payward Ventures, Inc. and Payward Trading Ltd. (doing business as, and hereinafter, “Kraken”) for failing to register its “staking-as-a-service” program as a securities offering in violation of Section 5 of the Securities Act. Pursuant to the settlement agreement, Kraken agreed to cease operations of its staking program in the U.S. and pay the SEC $30 million in fines.

In response to these events, the digital asset markets, including the market for Bitcoin specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital asset market and in Bitcoin. These events have also negatively impacted the liquidity of the digital asset market as certain entities affiliated with FTX engaged in significant trading activity. If the liquidity of the digital asset market continues to be negatively impacted by these events, digital asset prices (including the price of Bitcoin) may continue to experience significant volatility and confidence in the digital asset market may be further undermined. These events are continuing to develop and it is not possible to predict at this time all of the risks that they may pose to us, our service providers or the digital asset industry as a whole.

Although we had not been materially and adversely affected by the downfall of FTX or any of the above-mentioned cryptocurrency companies, nor have we had any material assets that may not be recovered or may otherwise be lost or misappropriated due to the bankruptcies, the failure or insolvency of large exchanges like FTX have caused and ma continue to cause the price of Bitcoin to fall and decrease confidence in the ecosystem, which could adversely affect an investment in us. Such market volatility and decrease in Bitcoin price have had a material and adverse effect on our results of operations and financial condition and we expect our results of operations to continue to be affected by the Bitcoin price as the results of our operations are significantly tied to the price of Bitcoin. If we do not continue adjusting our short-term strategy to optimize our operating efficiency in the current dynamic market conditions, such market conditions could have a further negative result on our business, prospects or operations.

The current regulatory environment in foreign markets, and any adverse changes in those environments, could have material adverse impacts on our blockchain products business and our Fintech business

We currently export our products to various overseas markets, have established two cryptocurrency exchange platforms and one cross-border payment and foreign exchange platform, and we intend to further develop our business and operations in the future to provide Fintech businesses in overseas jurisdictions, including, but not limited to, Singapore, Hong Kong, Australia, New Zealand, the Bahamas, the United States and Malaysia. Our blockchain products business and Fintech businesses could therefore be significantly affected by regulatory developments in jurisdictions outside the PRC, including the United States and other jurisdictions.

Certain aspects of our business are subject to extensive laws, rules, regulations, policies and legal and regulatory guidance, including those governing securities, commodities, cryptocurrency asset custody, exchange and transfer, data governance, data protection, cybersecurity and tax. Many of these legal and regulatory regimes were adopted prior to the advent of the Internet, mobile technologies, cryptocurrency assets and related technologies. As a result, they do not contemplate or address unique issues associated with the crypto economy, are subject to significant uncertainty, and vary widely across federal, state and local laws, including the PRC and international jurisdictions. These legal and regulatory regimes, including the laws, rules and regulations thereunder, evolve frequently and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the complexity and evolving nature of certain aspects of our business and the significant uncertainty surrounding the regulation of the crypto economy require us to exercise our judgement as to whether certain laws, rules and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. In addition, governmental authorities that oversee certain aspects of the cryptocurrency markets, including those in the United States and other jurisdictions, have taken actions based on current laws and regulations, and are likely to continue to issue new laws, rules and regulations governing the cryptocurrency industry in which we currently operate and may operate in the future. As a result, and as discussed further in “- We are subject to risks associated with legal, political or other conditions or developments regarding holding, using or mining of Bitcoin, which could negatively affect our business, results of operations and financial position,” existing and future regulations affecting the mining, holding, using, or transferring of cryptocurrencies may adversely affect our future business operations and results of operations, could subject us to significant fines and other regulatory consequences, and could result in our or our customers’ liability for activities conducted by our customers.

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

Further, if Bitcoin, Ethereum, or any other supported cryptocurrency or other digital asset is deemed to be a security under any United States federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such supported cryptocurrency or other digital asset, which could adversely affect our business, prospects, operations or financial condition. For instance, all transactions in such supported cryptocurrency or other digital asset would have to be registered with the SEC or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Moreover, the networks on which such supported cryptocurrency or digital assets are utilized may be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, it could draw negative publicity and a decline in the general acceptance of the cryptocurrency or other digital asset. Also, it may make it difficult for such supported cryptocurrency or other digital asset to be traded, cleared, and custodied as compared to other cryptocurrency or other digital assets that are not considered to be securities. Specifically, even if transactions in a cryptocurrency or other digital asset were registered with the SEC or conducted in accordance with an exemption from registration, the current intermediary-based framework for securities trading, clearances and settlements is not consistent with the operations of the digital asset market. For example, under current SEC guidance, cryptocurrency and other digital asset securities cannot be held on behalf of customers by broker-dealers that also support custody of traditional securities; and the SEC has not permitted public permissionless blockchain-based clearance and settlement systems for securities.

In addition, cryptocurrencies and other digital assets are, in certain instances, subject to additional U.S. laws and regulations related to transactions in commodities as enforced by the Commodity Futures Trading Commission, or CFTC, and to money transmission, money service business, anti-money laundering, and know-your-customer activities as enforced by the Department of the Treasury’s Financial Crimes Enforcement Network, or FinCEN, and by state governments. We or our customers could be subject to regulatory restrictions or regulatory actions based on these laws and regulations.

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

Cryptocurrencies and digital assets are recent technological innovations, and the regulatory schemes to which digital assets and their related exchanges may be subject have not been fully explored or developed by foreign jurisdictions. Thus, cryptocurrencies and other digital assets face an uncertain regulatory landscape in many foreign jurisdictions. Various foreign jurisdictions may from time to time adopt laws, regulations or directives that affect our cryptocurrency businesses. Due in part to its international nature and the nascent stage of regulation, along with the limited experience with cryptocurrencies and digital assets, and language barriers between international journalists, translators and regulators, information regarding the regulation of cryptocurrencies and other digital assets in various jurisdictions may be incomplete, inaccurate or unreliable. As both the regulatory landscape develops and journalistic familiarity with cryptocurrencies and other digital assets increase, mainstream media’s understanding of cryptocurrencies, digital assets, and the regulation thereof may improve. As we enter into the markets in Australia, Singapore, the Bahamas, Hong Kong, New Zealand and the United States, we have retained local regulatory counsel and expect to continue to monitor the local regulations regarding cryptocurrencies, digital assets, and financial service platforms.

We expect that regulations governing our current and planned business operations will vary from country to country as well as within countries. We cannot assure you that we will be familiar with local laws and regulations at all times when we establish digital asset and financial services platform businesses or develop any other business and operations in a foreign country. An increase in the regulation of such operations may affect our proposed businesses by increasing compliance costs or prohibiting certain or all of our proposed activities. In addition, existing and proposed laws and regulations can delay or impede the development of new products, result in negative publicity, decrease demand for our products, require significant management time and attention, and subject us to claims or other remedies, including fines or demands that we modify or cease existing business practices.

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

The future development and growth of the cryptocurrency and digital assets industry is subject to a variety of factors that are difficult to predict and evaluate. If the cryptocurrency and digital assets industry does not grow as we expect, our business, operating results, and financial condition could be adversely affected

Cryptocurrency assets built on blockchain technology were only introduced in 2008 and remain in the early stages of development. In addition, different digital assets are designed for different purposes. Bitcoin, for instance, was designed to serve as a peer-to-peer electronic cash system, while Ethereum was designed to be a smart contract and decentralized application platform. Many other digital asset networks, ranging from cloud computing to tokenized securities networks, have only recently been established. The further growth and development of any digital assets and their underlying networks and other cryptographic and algorithmic protocols governing the creation, transfer, and usage of digital assets represent a new and evolving paradigm that is subject to a variety of factors that are difficult to evaluate, including:

●	many digital asset networks have limited operating histories, have not been validated in production, and are still in the process of developing and making significant decisions that will affect the design, supply, issuance, functionality, and governance of their respective digital assets and underlying blockchain networks, any of which could adversely affect their respective digital assets;

●	many digital asset networks are in the process of implementing software upgrades and other changes to their protocols, which could introduce bugs, security risks, or adversely affect the respective digital asset networks;

●	several large and prominent networks, including Bitcoin and Ethereum, are developing new features to address fundamental speed, scalability, and energy usage issues. If these issues are not successfully addressed, or are unable to receive widespread adoption, it could adversely affect the underlying cryptocurrency and other digital assets;

●	security issues, bugs, and software errors have been identified with many digital assets and their underlying blockchain networks, some of which have been exploited by malicious actors. There are also inherent security weaknesses in some digital assets, such as when creators of certain digital asset networks use procedures that could allow hackers to counterfeit tokens. Any weaknesses identified with a digital asset could adversely affect its price, security, liquidity, and adoption. If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the compute or staking power on a digital asset network, as has happened in the past, it may be able to manipulate transactions, which could cause financial losses to holders, damage the network’s reputation and security, and adversely affect its value;

●	the development of new technologies for mining, such as improved ASICs, or changes in industry patterns, such as the consolidation of mining power in a small number of large mining farms, could reduce the security of blockchain networks, lead to increased liquid supply of digital assets, and reduce a digital asset’s price and attractiveness;

●	if rewards and transaction fees for miners or validators are not sufficiently high to attract and retain miners, a digital asset network’s security and speed may be adversely affected, increasing the likelihood of a malicious attack;

●	the governance of many decentralized blockchain networks is by voluntary consensus and open competition, and many developers are not directly compensated for their contributions. As a result, there may be a lack of consensus or clarity on the governance of any particular cryptocurrency network, a lack of incentives for developers to maintain or develop the network, and other unforeseen issues, any of which could result in unexpected or undesirable errors, bugs, or changes, or stymie such network’s utility and ability to respond to challenges and grow; and

●	many digital asset networks are in the early stages of developing partnerships and collaborations, all of which may not succeed and adversely affect the usability and adoption of the respective digital assets.

Various other technical issues have also been uncovered from time to time that resulted in disabled functionalities, exposure of certain users’ personal information, theft of users’ assets, and other negative consequences, and which required resolution with the attention and efforts of their global miner, user, and development communities. If any such risks or other risks materialize, and in particular if they are not resolved, the development and growth of the digital asset space may be significantly affected and, as a result, our business, operating results, and financial condition could be adversely affected.

We may face challenges in regard to stringent licensing and regulatory requirements in the money services business we operate

The money services business industry is relatively competitive in the jurisdictions we carry out or intend to carry out such businesses. Apart from the fierce competition we may face in this area, we may also face difficulty in penetrating the market. Regulators in various countries are imposing stricter licensing requirements towards new entrants. For instance, the Malaysian regulatory body is not only taking into consideration the aspect of compliance in granting the relevant licenses but also the value proposition of a business plan. The same is observed in Hong Kong and Australia, in which the relevant regulator requires a business plan as a prerequisite of granting a license. The Australian regulatory body imposes strict and ongoing obligations upon licensees of AFS licenses, including, among others, the requirement to report transfer instructions by users and the business’ compliance with its obligations under anti-money laundering laws.

Given the current approach by those countries that we conduct or intend to conduct business in, we might face uncertainty in connection with obtaining necessary licenses and approval before carrying out our money services business. The procedures and processes of obtaining such licenses and approval requires financial, human, and infrastructural resources. In the event that such licenses and approval are not granted by the relevant bodies, we might suffer from a loss even before the commencement of money services business in jurisdictions in which we intend to carry out such business. The risk disclosed herein is not abrogated upon the obtainment of requisite licenses and approval. As various countries seek to regulate the industry in a more comprehensive manner, more legal requirements may be put in place to maintain licenses and approval. The uncertainty of such future regulations also poses a substantial risk to us, which may adversely affect our business operations.

We are also exposed to financial and technological risks in the money service business which calls for a high and strict standard of compliance in managing such risks and adequate infrastructures in place in which failure of managing these risks will be adverse to our business

In light of the various regulatory and compliance requirements in place with regards to money services businesses, we are expected to prepare and provide all mechanisms and infrastructures in order to meet such requirements. The provision of these mechanisms and infrastructures must be done even in the license application stage, which include, inter alia, safekeeping users’ funds, data protection, anti-money laundering, consumer protection and preventing cyber and financial crimes. The need of these infrastructures connotes to having policies in place, which may include Know-Your-Customer (KYC) procedures and a robust technological system which can aid the identification, prevention and mitigation of such risks in the carrying out of money services businesses.

As discussed, the risks of running a money services business are multifaceted. The failure to provide and maintain such infrastructure could mean two things; firstly, we may face the risk of failing to obtain the relevant approval and license from the regulators, in countries where we intend to obtain such licenses such as Malaysia; and secondly, even if license and approval have been obtained previously, for example, we have obtained relevant licenses in Hong Kong and Australia, we may face penalties imposed by regulators which may include but are not limited to suspension, revocation, and termination of such licenses and approval should we breach any regulatory and compliance requirements. In addition to any threat to our licenses in the event of a breach, regulators also have the power to enforce pecuniary measures, including but not limited to significant fines and the commencement of legal proceedings. The possibility of such actions presents a financial, commercial, human resources and reputational risk to money services businesses, which must be mitigated by adequate funding, operational infrastructure and strict compliance controls. Failure to manage such risks may result in an adverse effect to our business operations.

Any decrease in our receipt of fees and charges, or limitations on our fees and charges, could adversely affect our business, results of operations and financial condition

Our cross-border payment solutions include a variety of fees and charges associated with transactions. If the users of our products and services decrease their transaction activities, or the extent to which they use alternative services, our revenue in connection with the cross border payment business could be materially adversely affected. In addition, several market factors can affect the amount of our fees and charges, including the market for similar charges for competitive products. Furthermore, regulators in relevant jurisdictions in which we conduct or intend to conduct our cross-border payment business have scrutinized the electronic payments industry’s pricing, charges and other practices related to its customers. Any restrictions on our ability to price our products and services could materially and adversely affect our revenue.

In order to remain competitive and to continue to increase our revenues and earnings, we must continually and quickly update our services, a process that could result in higher costs and the loss of revenues, earnings and customers if the new services do not perform as intended or are not accepted in the marketplace

The payments technology industry in which we compete is characterized by rapid technological change, new product introductions, evolving industry standards and changing customer needs. In order to remain competitive, we are continually involved in a number of projects, including the development of new platforms, mobile payment applications, e-commerce services and other new offerings emerging in the payments technology industry. These projects carry the risks associated with any development effort, including cost overruns, delays in delivery and performance problems. In the payments technology markets, these risks are even more acute. Any delay in the delivery of new services or the failure to differentiate our services could render our services less desirable to customers, or possibly even obsolete.

Our cross-border payment business depends on our relationships with banks and other financial institutions around the world, which may impose fees, restrictions and compliance burdens on us that make our operations more difficult or expensive

Our cross-border payment business includes facilitation of payment and foreign exchange solutions, primarily cross-border, cross-currency transactions, for small and medium size enterprises and other organizations. Increased regulation and compliance requirements are impacting these businesses by making it more costly for us to provide our solutions or by making it more cumbersome for businesses to do business with us. Any factors that increase the cost of cross-border trade for us or our customers or that restrict, delay, or make cross-border trade more difficult or impractical, such as trade policy (including restrictions arising out of the Russian and Ukrainian conflict) or higher tariffs, could negatively impact our revenues and harm our business. We may also have difficulty establishing or maintaining banking relationships needed to conduct our services due to banks’ policies.

Future developments regarding the treatment of digital assets for U.S. and foreign tax purposes could adversely impact our business

Due to the new and evolving nature of digital assets and the absence of comprehensive legal and tax guidance with respect to digital asset products, services and transactions, many significant aspects of the U.S. and foreign tax treatment of transactions involving digital assets, such as the purchase and sale of cryptocurrency assets on our platform, as well as the provision of staking rewards and other cryptocurrency asset incentives, are uncertain, and it is unclear whether, when and what guidance may be issued in the future on the treatment of cryptocurrency asset transactions for U.S. and foreign income tax purposes.

In 2014, the IRS released Notice 2014-21, discussing certain aspects of “virtual currency” for U.S. federal income tax purposes and, in particular, stating that such virtual currency (i) is “property,” (ii) is not “currency” for purposes of the rules relating to foreign currency gain or loss, and (iii) may be held as a capital asset. In 2019, the IRS released Revenue Ruling 2019-24 and a set of “Frequently Asked Questions” (which have been periodically updated), that provide additional guidance, including guidance to the effect that, under certain circumstances, hard forks of digital currencies are taxable events giving rise to ordinary income and guidance with respect to the determination of the tax basis of virtual currency. However, this guidance does not address other significant aspects of the U.S. federal income tax treatment of digital assets and related transactions.

There continues to be uncertainty with respect to the timing, character and amount of income inclusions for various digital asset transactions including, but not limited to lending and borrowing digital assets, staking rewards and other digital asset incentives that we offer. Although we believe our treatment of digital asset transactions for federal income tax purposes is consistent with existing guidance provided by the IRS and existing U.S. federal income tax principles, because of the rapidly evolving nature of digital asset innovations and the increasing variety and complexity of digital asset transactions and products, it is possible the IRS and various U.S. states may disagree with our treatment of certain digital asset offerings for U.S. tax purposes, which could adversely affect our customers and the vitality of our business and platforms.

There can be no assurance that the IRS, the U.S. state revenue agencies or other foreign tax authorities, will not alter their respective positions with respect to digital assets in the future or that a court would uphold the treatment set forth in existing guidance. It also is unclear what additional guidance may be issued in the future on the treatment of existing digital asset transactions and future digital asset innovations for purposes of U.S. tax or other foreign tax regulations. Any such alteration of existing IRS, U.S. state and foreign tax authority positions or additional guidance regarding digital asset products and transactions could result in adverse tax consequences for holders of digital assets and could have an adverse effect on the value of digital assets and the broader digital asset markets. Future technological and operational developments that may arise with respect to digital assets may increase the uncertainty with respect to the treatment of digital assets for U.S. and foreign tax purposes. The uncertainty regarding tax treatment of digital asset transactions impacts our customers, and could impact our business, both domestically and abroad.

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

We expect our results of operations to continue to be affected by cryptocurrency prices and global cryptocurrency market environment and development trends, as we generated 42.3%, 77.3% and 79.8% of our revenue from sales of our Bitcoin mining machines and related accessories in 2020, 2021 and 2022, respectively, and 48.1%, 5.5% and nil from provision of mining machine hosting services in the same periods, respectively. We have halted all mining machine custody services in the PRC at the end of April 2021. With the launch of our two cryptocurrency exchange platforms, and our plan to develop and operate future cryptocurrency exchange platforms, we anticipate that we will generate an increasing amount of our total revenue from transaction fees on our platforms in connection with the purchase, sale, and trading of cryptocurrency assets by our customers. Due to the continued decline in cryptocurrency prices and major cryptocurrency exchange platforms declaring bankruptcy in 2022, which negatively impacted the crypto currency trading market, we have not generated material revenue from our cryptocurrency exchange products and services. As such, any declines in the volume of cryptocurrency assets transactions, the price of cryptocurrency assets, or market liquidity for cryptocurrency assets generally will likely have a material and adverse effect on our results of operations and financial condition. We cannot assure you that the Bitcoin price or Bitcoin network transaction fees will remain high enough to sustain the demand for our Bitcoin mining machines or that cryptocurrency prices will not decline significantly in the future. At the same time, if transaction fees increase to such an extent as to discourage users from using cryptocurrency as a medium of exchange, it may decrease the transaction volume of the digital assets and may affect the demand for our Bitcoin mining machines and cryptocurrency exchange businesses. Furthermore, fluctuations in cryptocurrency prices, especially in Bitcoin price, can have an immediate impact on the trading price of our Class A ordinary shares even before our financial performance is affected, if at all.

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

Furthermore, fluctuations in the Bitcoin price may affect the value of our inventory as well as the provision we make to the inventory as we manage our inventory based on, among others, the sales forecast of our Bitcoin mining machines. As we generally increase our procurement volume and stock up finished goods for the launch of new products or we expect a surge of demand of Bitcoin mining machines, a significant drop in the Bitcoin price can lead to a lower expected sales price and excessive inventory, which in turn will lead to impairment losses with respect to such inventory. For example, in 2020, 2021 and 2022, as a result of the significant fluctuation of the Bitcoin price, we recorded write-downs for the potentially obsolete, slow-moving inventory and lower of cost or market adjustment of US$3.6 million, US$2.2 million and US$6.5 million and in cost of revenues, respectively, which in turn had a significant negative impact on our profitability. If the Bitcoin price drops significantly in the future, we may need to make similar write-downs again. To the extent that we are able to sell such inventory above its carrying value, our gross profit may also be inflated by such write down.

The Bitcoin price drop also adversely impacted the ability of our customers who purchased our Bitcoin mining products to make payments. We offered sales on credit to some of our customers in response to the Bitcoin price drop in 2020, 2021 and 2022 and may continue to offer credit sales when the Bitcoin price drops significantly. Additionally, if the Bitcoin price drops significantly in the future, we may need to offer to certain of our customers price concession, even if we generally do not offer price concessions to customers. We did not provide price concessions to customers in 2020, 2021 and 2022. However, we cannot assure you that we will not provide such price concession in the future. If we provide any price concession to our customers in the future, our revenues and results of operations may be adversely affected.

We have derived and may continue to derive a significant portion of our revenues from our Bitcoin mining machines business. If the market for Bitcoin mining machines ceases to exist or diminishes significantly, our business, results of operations and financial condition would be materially and adversely affected

We have generated, and expect to generate in the foreseeable future, a significant portion of our revenues from sales of our Bitcoin mining machines. Sales of our Bitcoin mining machines and related accessories accounted for 42.3%, 77.3% and 79.8% of our revenues in 2020, 2021 and 2022, respectively. Revenues from provision of mining machine hosting services accounted for 48.1%, 5.5% and nil of our revenues in 2020, 2021 and 2022, respectively, as we have halted all mining machine custody services in the PRC at the end of April 2021. If the market for Bitcoin mining machines ceases to exist or diminishes significantly, we would experience a significant loss of sales, cancelation of orders, or loss of customers for our Bitcoin mining machines. Adverse factors that may affect the market for Bitcoin mining machines include:

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

Further, while historically, China was a location of significant digital asset mining at low electric power rates, China’s and other foreign countries’ governments have taken action to prohibit or significantly restrict digital asset mining. For example, in May and June of 2021, in their efforts to curb digital asset trading and mining, regulators in several Chinese Provinces, including Qinghai, Inner Mongolia and Sichuan, announced policies to curb or ban local digital asset mining operations. Within a month following the ban announcement, the price of Bitcoin experienced a drop of over 30%. Additionally, in January 2022, the Central Bank of Russia called for a ban on cryptocurrency activities ranging from mining to trading. Whether or not the lack of mining activity domestically or internationally will negatively impact miner manufacturing and the development, price, availability of new and enhanced mining equipment is unknown. Should China or other countries that currently restrict digital asset mining eliminate such restrictions or actually seek to enhance such mining activity, or should other jurisdictions follow suit, the likely decrease in mining activity would likely reduce our revenue and profitability, and it is possible that our industry may not be able to withstand the sudden and extreme loss of mining power.

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

Increasing mining difficulty and decreasing mining rewards could result in downward pressure on the expected economic returns on Bitcoin mining

The difficulty of Bitcoin mining, or the amount of computational resources required for a set amount of reward for recording a new block, directly affects the expected economic returns for Bitcoin miners, which in turn affects the demand for our Bitcoin mining machines. Bitcoin mining difficulty is a measure of how much computing power is required to record a new block, and it is affected by the total amount of computing power in the Bitcoin network. The Bitcoin algorithm is designed so that one block is generated, on average, every ten minutes, no matter how much computing power is in the network. Thus, as more computing power joins the network, and assuming the rate of block creation does not change (remaining at one block generated every ten minutes), the amount of computing power required to generate each block and hence the mining difficulty increases. In other words, based on the current design of the Bitcoin network, Bitcoin mining difficulty would increase together with the total computing power available in the Bitcoin network, which is in turn affected by the number of Bitcoin mining machines in operation. For example, Bitcoin mining difficulty would increase based on increases in the total computing power available in the Bitcoin network, which is in turn affected by the number of Bitcoin mining machines in operation. From January 2017 to December 2022, Bitcoin mining difficulty increased by approximately 105 times, according to BTC.com. As a result, a strong growth in sales of our Bitcoin mining machines can contribute to further growth in the total computing power in the network, thereby driving up the difficulty of Bitcoin mining and resulting in downward pressure on the expected economic return of Bitcoin mining and the demand for, and pricing of, our products.

In addition, the number of Bitcoin awarded for solving a block in the blockchain halves approximately every four years until the estimated complete depletion of Bitcoin by around the year 2140. In each of 2013, 2014 and 2015, approximately 25 Bitcoin were awarded for each block solved. The number of Bitcoin awarded for solving a block halved in 2016 to 12.5 Bitcoin per block, and halved again in May 2020 to 6.25 Bitcoin per block. We have experienced declined demand for Bitcoin mining machines since the Bitcoin halving event in May 2020 as the mining rewards were slashed and the expected economic returns on Bitcoin mining was adversely affected.

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

If we are unable to manage our growth or execute our strategies effectively, our business, results of operations and financial condition may be materially and adversely affected

We are in the process of developing integrated circuits (the “ICs”) for mining other cryptocurrencies in order to adapt our future models of mining machines to other cryptocurrencies promptly and efficiently when all the Bitcoins have been discovered or Bitcoin is replaced by other cryptocurrencies as mainstream cryptocurrencies. We began to provide mining machine hosting services in 2017 and intend to leverage our experience in the mining machine industry to establish mining farms and provide cryptocurrency exchange services to the cryptocurrency community in order to diversify our offerings. We have halted all mining machine custody services in the PRC at the end of April 2021, and we are in the process of locating and/or constructing compliant mining farms in North America. As of the date of this annual report, we have established two cryptocurrency exchange platforms and one cross-border payment and foreign exchange platform outside the PRC; have received the Money Services Business (MSB) License in Canada; received registration approval as digital currency exchange, acquired a company with an Australian Financial Services License (AFSL) and registration approval as an independent remittance dealer in Australia; received the Money Service Operator (MSO) License, Type 4 and 9 licenses, the Trust or Company Service Provider (TCSP) license and registration approval as a Trust Company in Hong Kong, and received registration as a Digital Asset Business and a Firm Dealing in Securities as Agent or Principal, Arranging Deals, Managing Securities and Advising on Securities in the Bahamas; and we are in the process of obtaining relevant licenses and approvals for our subsidiaries in Singapore, Hong Kong, Australia, New Zealand and Malaysia to engage in additional Fintech businesses. We may fail to successfully execute our expansion plan due to our limited resources and other reasons beyond our control. For example, the gain we obtain from running mining farms may not cover their operating expenses due to a prolonged depression of cryptocurrency prices, and our Fintech related services may be unable to compete effectively with other similar services already available to the Fintech community. Should we fail to successfully manage our growth or implement our strategies, the resources we allocate to the new business lines will be wasted, and our business, results of operations and financial condition could be materially and adversely affected.

Each of our subsidiaries in Hong Kong, Canada, Australia, Singapore, the Bahamas, New Zealand, the United States and Malaysia have a limited operating history, which makes it hard for us to evaluate their abilities to generate revenue through operations, and to date, each of them has not generated material revenue from any commercially available blockchain products or Fintech services

Our subsidiaries in Hong Kong, Canada, Australia, Singapore, the Bahamas, New Zealand, the United States and Malaysia were recently formed between August 2020 and February 2023 for the purpose of establishing our blockchain and Fintech businesses. Their limited operating history and the relative immaturity of the blockchain and Fintech industry make it difficult for us to evaluate their current business and future prospects. They have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate uses of their limited resources, gaining market acceptance, managing a complex and evolving regulatory landscape and developing new products. These subsidiaries’ current or future operating model may require changes in order for them to scale their operations efficiently and be successful. Investors in our securities should consider the business and prospects of our overseas subsidiaries in these countries in light of the risks and difficulties they face as early-stage companies focused on developing products in the field of financial technology.

We may not successfully develop, market or launch any future Fintech businesses or continue operating our existing Fintech businesses

In April 2021, we launched our first self-developed proprietary cryptocurrency exchange platform Ebonex and another self-developed proprietary cryptocurrency exchange platform in February 2022, we also branded Ebonex in Australia. In March 2022, we established a cross-border payment and foreign exchange business, through the acquisition of a company with an AFSL for engaging in financial services in Australia. As of the date of this annual report, these businesses have only been accessed and/or utilized by a small number of users and have not generated material revenue. In September 2020, we received the MSB License from the Financial Transactions and Reports Analysis Centre of Canada, which allows us to engage in foreign exchange dealing, money transferring and dealing in virtual currencies in Canada. In December 2021 and March 2022, we received registration approval from the AUSTRAC as a digital currency exchange and acquired a company with an AFSL for engaging in financial services in Australia. In September and December 2021, we received the TCSP Licenses from the Companies Registry of Hong Kong, which allows us to carry on a trust or company service business in Hong Kong. In January 2022, we have received registration approval as a Trust Company by the Companies Registry of Hong Kong, which allows us to engage in trust related business in Hong Kong. In September 2022, we received the Type 4 and 9 licenses from the Securities and Futures Commission in Hong Kong, which allows us to carry on advising on securities and asset management service. In November 2022, we received registration as a Firm Dealing in Securities as Agent or Principal, Arranging Deals, Managing Securities and Advising on Securities from Securities Commission of The Bahamas, which allows us to carry on securities activities in and from the Commonwealth of The Bahamas. In January 2023, we received registration as a Digital Asset Business from Securities Commission of The Bahamas, which allows us to carry on digital asset business activities in and from the Commonwealth of The Bahamas. In March 2023, we received the MSO license from Customs and Excise Department in Hong Kong, which allows us to operate money changing and remittance services. In April 2023, we received another registration approval from the AUSTRAC as a digital currency exchange and registration approval as an independent remittance dealer on the AUSTRAC Remittance Sector Register. We are in the process of obtaining relevant licenses and approvals for our subsidiaries in Singapore, Hong Kong, Australia, New Zealand and Malaysia to engage in additional Fintech businesses and we are at an initial preparatory stage of the construction of regulatory compliant mining farms in North America. There is no guarantee that we will receive any additional required approvals and licenses for our proposed businesses in such jurisdictions in a timely manner or on commercially reasonable terms, or at all, or that we will commence the proposed businesses as planned, if at all. Additionally, as we have limited experience in operating the proposed business, we will need to obtain additional management, regulatory compliance technical expertise and devote substantial time and effort to these initiatives, which may not be as profitable as we expected or at all. We will also need to obtain additional capital resources to pursue development of Fintech businesses, and we may not be successful in raising that capital. In addition, we may face relevant restrictions from existing and future regulations in connection with our expansion into this line of business. While we have been closely monitoring the development of the relevant regulations and have been in communication with regulatory authorities, this business initiative may not be viable due to regulatory concerns. Our plan to develop, market or launch any future cryptocurrency exchanges or to continue operating our existing cryptocurrency exchanges may suffer significant delays in our efforts and may ultimately not be successful. It is possible that the launch of our future Fintech businesses may never occur, and even if the proposed business is successfully developed, it is possible that it will not be accessed or utilized by a sufficient number of users or will otherwise not achieve a viable business scale or market acceptance.

We depend on major mobile operating systems and third-party platforms for the distribution of certain products and services. If Google Play, the Apple App Store, or other platforms prevent customers from downloading our apps, our ability to grow may be adversely affected

We rely upon third-party platforms for the distribution of certain products and services. Our Ebonex apps are provided to eligible users as free applications through both the Apple App Store and the Google Play Store, and are also accessible via mobile and traditional websites. The Google Play Store and Apple App Store are global application distribution platforms and the main distribution channels for our apps. As such, the promotion, distribution, and operation of our apps are subject to the respective platforms’ terms and policies for application developers, which are very broad and subject to frequent changes and re-interpretation. Further, these distribution platforms often contain restrictions related to cryptocurrency assets that are uncertain, broadly construed, and can limit the nature and scope of services that can be offered. If our products are found to be in violation of any such terms and conditions, we may no longer be able to offer our products through such third-party platforms. There can be no guarantee that third-party platforms will continue to support our product offerings, or that customers will be able to continue to use our products. Any changes, bugs, technical or regulatory issues with third-party platforms, our relationships with mobile manufacturers and carriers, or changes to their terms of service or policies could degrade our products’ functionalities, reduce or eliminate our ability to distribute our products, give preferential treatment to competitive products, limit our ability to deliver high quality offerings, or impose fees or other charges, any of which could affect our product usage and harm our business.

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

If Bitcoin is replaced by other cryptocurrencies as the mainstream cryptocurrency, we will lose the market for our current mining machines and our results of operations will be materially and adversely affected

Although we have begun to develop new chips for mining other cryptocurrencies, all of our revenue from sales of cryptocurrency mining machines was generated from the sale of mining machines designed for Bitcoin mining in 2020, 2021 and 2022. We face the risk that other cryptocurrencies could replace Bitcoin as the largest cryptocurrency, which may in turn negatively impact the value of Bitcoin and diminish interest in mining Bitcoin. Acceptance of Bitcoin may decline due to various reasons such as the following:

●	potential changes in Bitcoin’s algorithms or source code that may negatively impact user acceptance;

●	patches, upgrades, attacks or hacking of Bitcoin’s infrastructure that may undermine user interest or confidence;

●	usage of Bitcoin for illicit or illegal activities by bad actors that may erode public perception of Bitcoin; or

●	hacking, fraud or other problems with Bitcoin exchanges, wallets or other related infrastructure, that may negatively impact user confidence.

If fewer people accept Bitcoin currency or fewer merchants accept Bitcoin as a payment method, Bitcoin may decline in value. Although Bitcoin is currently the largest cryptocurrency by market capitalization, a substantial amount of Bitcoin-related transactions may be speculation-related and a technological breakthrough in the form of a preferred cryptocurrency is a continuous threat. Digital asset technology is rapidly advancing and changing and new digital assets are created regularly. New digital assets competing with the digital assets we specialize in (such as Bitcoin) may increase in popularity and in turn cause a decline in the value of Bitcoin, which may in turn lead to a decline in the Bitcoin network and our ability to generate revenue from our current mining activities. This may include the development of so-called central bank digital currencies (CBCDs). Many governments around the world, and central banks are reportedly considering or studying the potential for CBCDs, including the Australian federal government and the Reserve Bank of Australia and the United States Federal Reserve. Other cryptocurrencies may be designed with algorithms that are not compatible with the kind of computing done by ASIC chip mining machines. If such a cryptocurrency were to become dominant, our existing technological know-how may not be applicable in creating hardware for participants in that cryptocurrency network, and we may face greater competition from new players. In addition, since the value of and support for Bitcoin depend entirely on the community using it, any disagreement between the users may result in the splitting of the network to support other cryptocurrencies and the users may sell all their Bitcoin and switch to other cryptocurrencies. As a result, our mining machines and our results of operations would be materially and adversely affected.

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

In 2020, 2021 and 2022, all of our ASIC wafers were fabricated by Samsung. We principally purchased ASIC chips either directly from Samsung or through intermediaries that purchased from Samsung. However, this arrangement does not guarantee that Samsung will reserve foundry capacity for us, which we believe is in line with market arrangements with other wafer foundries.   As such, there are risks that Samsung may be unable to accept our purchase orders or continue their supply of ASIC wafers to us. Such changes may result in delays to our production, which could negatively affect our reputation and results of operations.

In order to diversify our ASIC chips suppliers, we have established working relations with Taiwan Semiconductor Manufacturing Company, Limited, or TSMC, since November 2017. However, we cannot guarantee that we will be able to continue to source ASIC wafers from Samsung or TSMC on the same or similar terms or in a timely manner, or start to source ASIC wafers from other suppliers. In addition, replacing a supplier may require that we divert attention and resources away from our business. We may also suffer lower gross profit margins if we fail to pass on any additional costs to our customers. As a result, a change in our relationship with Samsung or TSMC could have a significant negative impact on our business, financial condition and results of operation.

We depend on a limited number of suppliers to allocate to us a portion of their manufacturing capacity sufficient to meet our needs, to produce products of acceptable quality and at acceptable final test yields, and to deliver those products to us on a timely basis and at acceptable prices. These suppliers may raise prices or may be unable to meet our required capacity for any reason, such as shortages or delays in the shipment of semiconductor equipment or raw materials required to manufacture our ICs. In particular, we have experienced a global shortage in semiconductors from 2021 to the first half of 2022, which has and may continue to adversely impact the production activity and capacity of our third-party foundry partners. If these third-party foundry partners fail to succeed in their technology migration or secure enough semiconductors, they will not be able to deliver to us qualified ICs in a sufficient amount, which will significantly affect our technological advancement and shipment of Bitcoin mining machines. This could in turn result in lost sales and have a material adverse effect on our relationships with our customers and on our business and financial condition. In addition, our business relationships with the suppliers may deteriorate. For example, in November 2019, we brought a legal action against a then-major supplier for breach of contract for delivering defective products. Under such circumstances, we may not be able to obtain the required capacity and would have to seek alternative suppliers, which may not be available on commercially reasonable terms, or at all. Moreover, it is possible that other customers of these suppliers that are larger and/or better financed than we are, or that have long-term contracts with them, may receive preferential treatment in terms of capacity allocation or pricing. In addition, if we do not accurately forecast our capacity needs, these suppliers may not have available capacity to meet our immediate needs or we may be required to pay higher costs to fulfill those needs, either of which could materially and adversely affect our business, financial condition and results of operations.

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

If any person, institution or a pool of them acting in concert obtains control of more than 50% of the processing power active on the Bitcoin network, such person, institution or a pool of them could prevent new transactions from gaining confirmations, halt payments between users, and reverse previously completed transactions, which would erode user confidence in Bitcoin

If the awards of Bitcoin for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners, miners may cease expending processing power to solve blocks. Miners ceasing operations would reduce the collective processing power on the Bitcoin network, which would adversely affect the confirmation process for transactions and make the Bitcoin network more vulnerable to any person, institution or a pool of them which has obtained over 50% control over the computing power on the Bitcoin network. In such event, such person, institution or a pool of them could prevent new transactions from gaining confirmation, halt payments between users, and reverse previously completed transactions. Such changes or any reduction in confidence in the confirmation process or processing power of the Bitcoin network may erode user confidence in Bitcoin, which would decrease the demand for our products.

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

Change of Bitcoin algorithms and mining mechanisms may materially and adversely affect our business and results of operations

Our ASIC chips are designed for proof-of-work, or POW, mechanism, which the Bitcoin network uses to validate Bitcoin transactions. Many within the Bitcoin community believe that POW is a foundation within Bitcoin’s code that would not be changed. However, there have been debates on mechanism change to avoid the “de facto control” by a great majority of the network computing power. POW validation consumes large amounts of computing power and electricity. Proof-of-stake validation is a more recent development, which involves the validator losing part of its cryptocurrency holdings if it fails to correctly validate a block. While there are some drawbacks to proof-of-stake, it requires far less energy than proof-of-work. Cryptocurrencies whose transactions are validated on a proof-of-stake basis do not require miners. Future cryptocurrencies may utilize proof-of-stake rather than proof-of work, meaning that there will be less opportunity for miners to earn rewards. With the possibility of a change in rule or protocol of the Bitcoin network, if our Bitcoin mining machines cannot be modified to accommodate any such changes, our mining machines will not be able to meet customer demand, and the results of our operations will be significantly affected. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Cryptocurrency, Blockchain and Mining Related Businesses—The administrators of the Bitcoin network’s source code could propose amendments to the Bitcoin network’s protocols and software that, if accepted and authorized by the Bitcoin network’s community, could adversely affect our business, results of operations and financial condition” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Cryptocurrency, Blockchain and Mining Related Businesses—The acceptance of Bitcoin network software patches or upgrades by a significant, but not overwhelming, percentage of the users and miners in the Bitcoin network could result in a “fork” in the blockchain, resulting in the operation of two separate networks that cannot be merged. The existence of forked blockchains could erode user confidence in Bitcoin and could adversely impact our business, results of operations and financial condition.”

We face risks associated with the expansion of our blockchain products and Fintech business operations overseas and if we are unable to effectively manage such risks, our business growth and profitability may be negatively affected

We intend to grow our blockchain products and Fintech businesses in part by expanding our sales network and operations internationally. Currently, we mainly rely on our production partners in South Korea and Taiwan, including Samsung and TSMC, for the fabrication, testing and packaging of our ASICs. Any significant deterioration in the cross-strait relationship may have a negative impact on the ability of our production partners in Taiwan to fulfill their contractual obligations and ship the ASICs to us, which could have a material and adverse effect on our business, financial condition and results of operations. Our expansion plans also include possibly establishing an assembly facility and offices for sales, research and development and other operations in the United States; and we are at an initial preparatory stage of establishing other cryptocurrency exchange platforms in Hong Kong and overseas. Any significant deterioration in the relationship between China and any of these countries and region may have a material and adverse effect on our proposed business operations in these jurisdictions. However, there are risks associated with such global expansion plans, including:

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

The average selling prices of certain products may decrease from time to time due to technological advancement and we may not be able to pass onto our suppliers such decreases, which may in turn adversely affect our profitability

The IC design industry is characterized by rapid launches of new products, continuous technological advancements and changing market trends and customer preferences, all of which translate to a shorter life cycle and a decrease in the average selling prices of products over time. Because we compete in the environment of rapidly-evolving technology advancement and market trends and developments of the IC design industry, we cannot assume that we will be able to pass on any decrease in average selling prices of our products to our suppliers. If the average selling prices of our products unusually or significantly decrease and such decreases cannot be offset by a corresponding decrease in the prices of the principal components of our products, our gross profit margins may be materially and adversely affected, which in turn, may adversely affect our profitability.

We may not be able to price our products at our desired margins as a result of any decrease in our bargaining power or changes in market conditions

We set prices for our mining machines and telecommunication products based on a number of internal and external factors, such as the cost of production, the technological contents of our products, market conditions, and competition we face. Our ability to set favorable prices at our desired margins and to accurately estimate costs, among other factors, has a significant impact on our profitability. We cannot assure you that we will be able to maintain our pricing or bargaining power or that our gross profit margin will not be driven down by market conditions or other factors. If we see higher pricing pressure due to intensified competition from other manufacturers as our competitors’ products may be more technologically advanced or energy-efficient, decreases in prices to our customers in the end market or any other reasons, or if we otherwise lose bargaining power due to weaker demand for our products, we may need to reduce the prices and lower the margins of our products and we may even be unable to continue to market our products at all. Moreover, we may not be able to accurately estimate our costs or pass on all or part of any increase in our costs of production, in particular the costs of raw materials, components and parts, to our customers.

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

Cryptocurrency exchanges and wallets, and to a lesser extent, cryptocurrency blockchains themselves, may be susceptible to hacking and fraud risks, which may adversely erode user confidence in cryptocurrencies, and adversely impact our brand and reputation and our business, operating results, and financial condition

Cryptocurrency transactions are entirely digital and, as with any virtual system, face risk from hackers, malware and operational glitches. For example, hackers can target cryptocurrency exchanges, wallets, and custodians to gain unauthorized access to the private keys associated with the wallet addresses where cryptocurrencies are stored. Cryptocurrency transactions and accounts are not insured by any type of government program and cryptocurrency transactions generally are immutable by design. Certain features of cryptocurrency networks, such as decentralization, open source protocols, and reliance on peer-to-peer connectivity, may increase the risk of fraud or cyber attack by potentially reducing the likelihood of a coordinated response. Cryptocurrencies have been susceptible to hacking and several cryptocurrency exchanges and miners have reported cryptocurrency losses, which highlights concern over the security of cryptocurrencies and in turn affect the demand and the market price of cryptocurrencies. In addition, while cryptocurrencies use private key encryption to verify owners and register transactions, scammers and other bad actors may attempt to sell fraudulent digital assets. The techniques used to obtain unauthorized, improper, or illegal access to systems and information (including customers’ personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. Additionally, certain threats are designed to remain dormant or undetectable until launched against a target and we may not be able to implement adequate preventative or protective measures. These risks may adversely affect the operation of the cryptocurrency network which would erode user confidence in digital assets, or in the use of technology to conduct financial transactions, which could negatively impact us, including the market perception of the effectiveness of our security measures, the technology infrastructure of our exchange platforms, and the demand for our mining machines.

In particular, our cryptocurrency exchange business involves the collection, storage, processing, and transmission of confidential information, customer, employee, service provider, and other personal data, as well as information required to access customer assets. We have built our reputation on the premise that our platforms offer customers a secure way to purchase, store, and transact in digital assets. As a result, any actual or perceived security breach of our exchange platforms or our third-party partners may:

●	harm our reputation and brand;

●	result in our systems or services being unavailable and interrupt our operations;

●	result in improper disclosure of data and violations of applicable privacy and data protection laws;

●	result in significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, and financial exposure;

●	cause us to incur significant remediation costs;

●	lead to theft or irretrievable loss of our or our customers’ fiat currencies or digital assets;

●	reduce customer confidence in, or decreased use of, our products and services;

●	divert the attention of management from the operation of our business;

●	result in significant compensation or contractual penalties from us to our customers or third parties as a result of losses to them or claims by them; and

●	adversely affect our business and operating results.

Although we have developed systems and processes designed to protect the data we manage, prevent data loss and other security breaches, effectively respond to known and potential risks, and expect to continue to expend significant resources to bolster these protections, there can be no assurance that these security measures will provide absolute security or prevent breaches or attacks. As of the date of this annual report, we have not experienced breaches of our security measures, however, we may experience in the future, breaches of our security measures due to human error, malfeasance, insider threats, system errors, vulnerabilities, or other irregularities. Certain types of cyberattacks could harm us even if our systems are left undisturbed. Unauthorized parties may attempt to gain access to our systems and facilities, as well as those of our customers, partners, and third-party service providers, through various means, including hacking, social engineering, phishing, and attempting to fraudulently induce individuals (including employees, service providers, and customers) into disclosing usernames, passwords, payment card information, digital wallet information or other sensitive information, which may in turn be used to access our information technology systems and customers’ digital assets. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. Certain threat actors may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. We may also acquire other companies that expose us to unexpected security risks or increase costs to improve the security posture of the acquired company. As a result, our costs and the resources we devote to protecting against these advanced threats and their consequences may continue to increase over time.

From time to time, we may encounter technical issues in connection with the integration of supported digital assets and changes and upgrades to their underlying networks, which could adversely affect our business

A variety of front and back-end technical and development work is required to implement our wallet, custody, trading, staking and other solutions for our customers, and to integrate our supported digital assets with our existing technical infrastructure. For certain digital assets, a significant amount of development work is required and there is no guarantee that we will be able to successfully integrate any existing or future digital assets. In addition, such integration may introduce software errors or weaknesses into our platforms, including into our existing infrastructure. Even if such integration is initially successful, any number of technical changes, software upgrades, soft or hard forks, cybersecurity incidents, or other changes to the underlying blockchain network may occur from time to time, causing incompatibility, technical issues, disruptions, or security weaknesses to our platforms. If we are unable to identify, troubleshoot and resolve any such issues successfully, we may no longer be able to support such digital assets, our customers’ assets may be frozen or lost, the security of our hot, warm, or cold wallets may be compromised, and our platforms and technical infrastructure may be affected, all of which could adversely impact our business.

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

There is a lack of liquid markets for cryptocurrencies, and blockchain-based assets are susceptible to potential manipulation

Cryptocurrencies and other digital assets that are represented and trade on a ledger-based platform may not necessarily benefit from viable trading markets. Stock exchanges have listing requirements and vet issuers, requiring them to be subjected to rigorous listing standards and rules; and monitor investors transacting on such platform for fraud and other improprieties. These conditions may not necessarily be replicated on a distributed ledger platform, depending on the platform’s controls and other policies. The more lax a distributed ledger platform is about vetting issuers of cryptocurrency and other digital assets or users that transact on the platform, the higher the potential risk for fraud or the manipulation of the ledger due to a control event. These factors may decrease liquidity or volume or may otherwise increase volatility of investment securities or other assets trading on a ledger-based system, which may adversely affect us. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations, and potentially the value of any Bitcoin or other cryptocurrencies or digital assets we acquire or hold for our own account, and so could harm investors.

Cryptocurrencies face significant scaling obstacles that can lead to high fees or delayed transaction settlement times, and attempts to increase transaction processing capacity may not be effective

Many cryptocurrency networks face significant scaling challenges. As the Bitcoin network continues to develop and grow, certain technical issues might be uncovered, and the troubleshooting and resolution of such issues requires the attention and efforts of Bitcoin’s global development community. A number of second layer technology solutions have been recently promoted to resolve this problem by, among other things, enabling faster transactions: in August 2017, the Bitcoin network underwent a hard fork that resulted in the creation of a new digital asset network called Bitcoin Cash. This hard fork was contentious, and as a result some users of the Bitcoin Cash network may harbor ill will toward the Bitcoin network. These users may attempt to negatively impact the use or adoption of the Bitcoin network. Also in August 2017, the Bitcoin network was upgraded with a technical feature known as “Segregated Witness” that, among other things, potentially doubles the transactions per second that can be handled on-chain and enables so-called second layer solutions, such as the Lightning Network or payment channels, that have the potential to substantially increase transaction throughput (i.e., millions of transactions per second). As of the date of this annual report, digital wallets and intermediaries that support Segregated Witness or Lightning Network-like technologies do not yet have material adoption. In 2021, the Bitcoin protocol implemented the Taproot upgrade to add enhanced support for complex transactions on the network such as multi-signature transactions, which require two or more parties to execute a transaction on the Bitcoin network. Prior to the upgrade, multi-signature transactions were historically slow, expensive, and easily identifiable. Taproot is intended to reduce the amount of data written to a block and makes multi-signature transactions indistinguishable from regular transactions, adding an enhanced layer of privacy. This upgrade may fail to work as expected, which could lead to a decline in support and price of Bitcoin. Unfortunately, there is no assurance that the digital asset community will accept these solutions or that these solutions will work as expected or effectively resolve these problems.

As the use of digital asset networks increases without a corresponding increase in throughput of the networks, average fees and settlement times can increase significantly. Bitcoin’s network, for example, has been, at times, at capacity, which has led to very high transaction fees. Increased fees and decreased settlement speeds could preclude certain use cases for Bitcoin (e.g., micropayments), and can reduce demand for and the market price of Bitcoin, which could adversely affect the market demand for our mining machines. There is no guarantee that any of the mechanisms already in place or being explored for increasing the scale of settlement of Bitcoin transactions will be effective, or how long they will take to become effective, which could adversely affect the market demand for our mining machines.

The administrators of the Bitcoin network’s source code could propose amendments to the Bitcoin network’s protocols and software that, if accepted and authorized by the Bitcoin network’s community, could adversely affect our business, results of operations and financial condition

The Bitcoin network is based on a cryptographic, algorithmic protocol that governs the end-user-to-end-user interactions between computers connected to the Bitcoin network. A loosely organized group can propose amendments to the Bitcoin network’s source code through one or more software upgrades that alter the protocols and software that govern the Bitcoin network and the properties of Bitcoin, including the irreversibility of transactions and limitations on the mining of new Bitcoin. To the extent a significant majority of the users and miners on the Bitcoin network accept and authorize such software upgrade(s), the Bitcoin network would be subject to new protocols and software that may render our mining machines less desirable, which in turn may adversely affect our business, results of operations and financial condition. If less than a significant majority of the users and miners on the Bitcoin network install any such software upgrade(s), the Bitcoin network could fork.

The acceptance of Bitcoin network software patches or upgrades by a significant, but not overwhelming, percentage of the users and miners in the Bitcoin network could result in a “fork” in the blockchain, resulting in the operation of two separate networks that cannot be merged. The existence of forked blockchains could erode user confidence in Bitcoin and could adversely impact our business, results of operations and financial condition

Bitcoin is based on open source software and has no official developer or group of developers that formally controls the Bitcoin network. Any individual can download the Bitcoin network software and make any desired modifications, which are proposed to users and miners on the Bitcoin network through software downloads and upgrades. However, miners and users must consent to those software modifications by downloading the altered software or upgrade implementing the changes; otherwise, the changes do not become part of the Bitcoin network. Since the Bitcoin network’s inception, changes to the Bitcoin network have been accepted by the vast majority of users and miners, ensuring that the Bitcoin network remains a coherent economic system. However, a developer or group of developers could potentially propose a modification to the Bitcoin network that is not accepted by a vast majority of miners and users, but that is nonetheless accepted by a substantial population of participants in the Bitcoin network. In such a case, a “fork” in the blockchain could develop and two separate Bitcoin networks could result, one running the pre-modification software program and the other running the modified version. An example is the introduction of Bitcoin Cash in mid-2017. This hard fork was contentious, and as a result some users of the Bitcoin Cash network may harbor ill will toward the Bitcoin Network. These users may attempt to negatively impact the use or adoption of the Bitcoin Network. This kind of hard fork split in the Bitcoin network was contentious, and as a result may erode user confidence in the stability of the Bitcoin network, may cause some Bitcoin Network users to negatively affect the use or adoption, and could negatively affect the demand for our mining machines.

Our Bitcoin mining machines use open source software and hardware as their basic controller system, which may subject us to certain risks

We use open source software and hardware in our Bitcoin mining machines. For example, our mining machine controller open source software needs to be installed on open source, which serves as the basic controller system for our mining machines, and we expect to continue to use open source software and hardware in the future. Open source software is generally freely accessible, usable and modifiable, and is made available to the general public on an “as-is” basis under the terms of a non-negotiable license. As a result, we may from time to time face claims from others claiming ownership of, or seeking to enforce the terms of, an open source license, including by demanding the release of the open source software, derivative works or our proprietary source code that was developed using such software. These claims could also result in litigation, requiring us to purchase a costly license or to devote additional research and development resources to change our technologies, either of which would have a negative effect on our business and operating results. In addition, if the license terms for the open source software we utilize change, we may be forced to re-engineer or discontinue our solutions or incur additional costs.

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

Further, our mining equipment will only be valuable and so our business model can only be successful if the costs, including electrical power costs, associated with Bitcoin mining are lower than the price of Bitcoin itself. As a result, mining operations can only be successful if miners can obtain sufficient electrical power for their geographical sites on a cost-effective basis, and the establishment of new mining data centers and demand for our mining equipment requires miners to find sites where that is the case. Even if our electrical power costs do not increase, significant fluctuations in, and any prolonged periods of, low Bitcoin prices may also cause the electrical supply to no longer be cost-effective.

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

We have an evolving business model and strategy

Our business model has significantly evolved since our incorporation and we expect it to continue to do so in the future. As blockchain and Fintech businesses become more widely available, we expect their services and products to evolve. In order to stay current with our industry, our business model will also need to evolve. As a result, from time to time, we may modify aspects of our business model relating to our strategy, including pursuing business opportunities outside of the blockchain and Fintech industry, including the sustainable energy industry. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business. These modifications may increase the complexity of our business and place significant strain on our management, personnel, operations, systems, technical performance, financial resources and internal financial control and reporting functions. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and adversely affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities within the blockchain and Fintech industry or the industry sectors into which we will venture and we may lose out on such opportunities. Such circumstances could have a material adverse effect on our business, prospects, financial condition and operating results.

Significant disruptions of information technology systems or security breaches could materially adversely affect our business

We are increasingly dependent upon information technology systems, infrastructure, and data to operate our business. In the ordinary course of business, we collect, store, and transmit large amounts of confidential information (including, among other things, trade secrets or other intellectual property, proprietary business information and personal information). It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We also have outsourced elements of our operations to third parties, and as a result, we manage a number of third-party vendors who may or could have access to our confidential information. Attacks on information technology systems are increasing in their frequency, levels of persistence, sophistication, and intensity, and they are being conducted by increasingly sophisticated and organized groups and individuals with a wide range of motives and expertise. The size and complexity of our information technology systems, and those of third-party vendors with whom we contract, and the large amounts of confidential information stored on those systems, make such systems vulnerable to service interruptions or to security breaches from inadvertent or intentional actions by our employees, third-party vendors, and/or business partners, or from cyber-attacks by malicious third parties. Cyber-attacks could include the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity and availability of information.

Significant disruptions of our information technology systems, or those of our third-party vendors, or security breaches could materially adversely affect our business operations and/or result in the loss, misappropriation and/or unauthorized access, use or disclosure of, or the prevention of access to, confidential information, including, among other things, trade secrets or other intellectual property, proprietary business information and personal information, and could result in financial, legal, business and reputational harm to us. The Company continually assesses these threats and makes investments to increase internal protection, detection, and response capabilities, as well as ensure the Company’s third-party providers have required capabilities and controls, to address this risk.

Any failure or perceived failure by us or any third-party collaborators, service providers, contractors or consultants to comply with our privacy, confidentiality, data security or similar obligations to third parties, or any data security incidents or other security breaches that result in the unauthorized access, release or transfer of sensitive information, including personally identifiable information, may result in governmental investigations, enforcement actions, regulatory fines, litigation or public statements against us, could cause third parties to lose trust in us or could result in claims by third parties asserting that we have breached our privacy, confidentiality, data security or similar obligations, any of which could have a material adverse effect on our reputation, business, financial condition or results of operations. Moreover, data security incidents and other security breaches can be difficult to detect, and any delay in identifying them may lead to increased harm. To date, the Company has not experienced any material impact to the business or operations resulting from information or cybersecurity attacks; however, because of the frequently changing attack techniques, along with the increased volume and sophistication of the attacks, there is the potential for the Company to be adversely impacted. While we have implemented data security measures intended to protect our information technology systems and infrastructure, there can be no assurance that such measures will successfully prevent service interruptions or data security incidents.

Other Risks Relating to Our Business Operations

We face risks related to health epidemics, such as the COVID-19 pandemic, which could disrupt our operations and adversely affect our business, financial condition and results of operations

Our business could be materially and adversely affected by health epidemics such as the COVID-19 pandemic originated in Wuhan city at the end of 2019 and other outbreaks affecting the jurisdictions in which we operate. Health epidemics may cause market panics, which materially and negatively affected the global financial markets. Such disruption and the potential slowdown of the world’s economy in 2023 and beyond could have a material adverse effect on our results of operations and financial condition. We and our customers experienced and may continue to experience significant business disruptions and suspension of operations due to various government restrictions put in place to attempt to stop the spread of the COVID-19 pandemic, especially the large-scale lock-downs implemented during fiscal year 2022, which have caused and may continue to cause shortages in the supply of raw materials, reduction in our production capacity, increase in the likelihood of default from our customers and product delivery delays. The pandemic has also led to great volatility in the Bitcoin price, which has adversely affected and may continue to negatively affect the demand for our mining machines both in terms of the price and the quantity.

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

High customer concentration exposes us to all of the risks faced by our major customers and may subject us to significant fluctuations or declines in revenues

Our customers include both enterprises and individuals. A limited number of our major customers, however, have contributed a significant portion of our revenues in the past. Our revenue from the top ten largest customers accounted for approximately 91%, 81% and 88% of our total revenues in 2020, 2021 and 2022. Although we continually seek to diversify our customer base, we cannot assure you that the proportion of the revenue contribution from these customers to our total revenues will decrease in the near future. We offer credit sales to our major, long-term customers. Dependence on a limited number of major customers will expose us to the risks of substantial losses and may increase our account receivables and extend its turn over days if any of them reduces or even ceases business collaborations with us. Specifically, any one of the following events, among others, may cause material fluctuations or declines in our revenues and have a material and adverse effect on our business, financial condition, results of operations and prospects:

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

In the past, shareholders of public companies have often brought securities class action suits against an issuer following periods of instability in the market price of an issuer’s securities, or after the publication of third-party research reports. As of the date of this annual report, we are not aware of any lawsuits threatened or filed against us based on any alleged violation of securities laws. We cannot assure you that there would not be any future claims against us or that we would successfully defend against them. Any such suit, whether or not successful, could harm our reputation, result in share price volatility and a loss of customers, and restrict our ability to raise capital in the future. Even if claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and require significant expenditures, which could prevent us from competing effectively and could have an adverse effect on our business, operating results, and financial condition. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations. Furthermore, any disputes, claims or proceedings which are initially not of material importance may escalate and become important to us, due to a variety of factors, such as the facts and circumstances of the cases, the likelihood of loss, the monetary amount at stake and the parties involved. As of the date of this annual report, we are not able to quantify the likelihood or amount of exposure from any of these potential actions.

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

We are exposed to credit risks and concentration of credit risks in relation to defaults from counterparties

There are credit risks associated with our business. In particular, a drop in the Bitcoin price may also result in lower economic returns for mining activities of our blockchain customers and adversely affect their businesses and financial conditions, which may further affect their credit profiles and their ability to settle our accounts receivables. Although we generally require our blockchain customers to make full payment for our mining machines before delivery of products, we provide credit sales to customers when the market is sluggish. As for our telecommunication product sales, we always use credit sales. As of December 31, 2021 and 2022, our net accounts receivable US$9.9 million and US$3.3 million, respectively, and we recorded allowance for doubtful accounts of US$4.6 million and US$3.5 million, as of the same dates.

In addition, we also face concentration of credit risks associated with our business. Our exposure to credit risk is influenced mainly by the individual characteristics of each customer as well as the industry or country in which the customers operate and is concentrated on a few customers. As of December 31, 2021 and 2022, 13% and 20% of our total accounts receivables were due from one of our customers, respectively.

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

Our prepayments to suppliers may subject us to counterparty risk associated with such suppliers and negatively affect our liquidity

We are required to prepay some of our suppliers before the service is provided to secure the supplier’s production capacity. As of December 31, 2021 and 2022, the outstanding balance of prepayments we made to our third-party foundry partners amounted to US$1.1 million and US$1.2 million, respectively. The amount of our prepayments may significantly increase as we continue to pursue technological advancement. We are subject to counterparty risk exposure to our suppliers. Any failure by our suppliers to perform their contract obligations on a timely manner and/or with our requested quality may result in us not being able to fulfill customers’ orders accordingly. In such event, we may not be able to regain the prepayment in a timely manner or in full, even though our suppliers are obligated to return such prepayments under specified circumstances as previously agreed upon. Furthermore, if the cash outflows for the prepayments significantly exceed the cash inflows during any period, our future liquidity position will be adversely affected.

If we experience difficulty in collecting our trade receivables, our liquidity, financial condition and results of operations would be negatively impacted.

We derive our revenues from the sale of products and are subject to counterparty risks such as our customer’s inability to pay. As of December 31, 2021 and 2022, our trade receivables amounted to US$9.9 million and US$3.3 million, respectively. There can be no assurance that we will be able to collect our trade receivables on a timely basis, and our trade receivable turnover days may increase, which in turn could materially and adversely affect our liquidity, financial condition and results of operations.

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

In order to maintain an appropriate inventory level of finished goods and raw materials to meet market demand, we adjust our procurement amount and production schedule from time to time based on customers’ orders and anticipated demand. We also carry out an inventory review and an aging analysis on a regular basis. We make provision for obsolete and slow-moving inventory of raw materials and finished goods that are no longer suitable for use in production or sale. However, we cannot guarantee that these measures will always be effective and that we will be able to maintain an appropriate inventory level. We may also be exposed to the risk of holding excessive inventory, including older generation mining machines that are less marketable as well as older ASIC chips which may increase our inventory holding costs and subject us to the risk of inventory obsolescence or write-offs, which could have a material adverse effect on our business, results of operations and financial condition. For example, we recorded write-down for the potentially obsolete, slow-moving inventory and lower of cost or market adjustment of US$3.6 million, US$2.2 million and US$6.5 million in 2020, 2021 and 2022, respectively. If we cannot maintain an appropriate inventory level, we may lose sales and market share to our competitors.

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

We had historically experienced a decrease in our telecommunications business and if we are unable to continue to operate our telecommunications business successfully, we may suspend or cease our telecommunication business entirely

Revenues from our telecommunications business were US$1.6 million, US$8.6 million and US$3.7 million, for the years ended December 31, 2020, 2021 and 2022, respectively. In December 2020, we sold all our equity ownership in Hangzhou Yiquansheng Communication Technology Co., Ltd., which provided technology services in the telecommunication sector and had incurred losses since its incorporation, to an affiliate controlled by Mr. Dong Hu, our chairman of the board of directors and Chief Executive Officer. Our telecommunications business will likely continue to be driven by the development of the communications industry in China, government policies, technological changes, user preference, and many other factors beyond our control. There is no guarantee that we will be able to maintain the competitiveness of our products or continue to operate our telecommunications business successfully as a key source of revenue. If we fail to grow our telecommunications business organically, we may suspend or cease such business line entirely.

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

Our production facilities may be unable to maintain efficiency, encounter problems in ramping up production or otherwise have difficulty meeting our production requirements

Our future growth will depend upon our ability to maintain efficient operations at our existing production facilities and our ability to expand our production capacity as needed. The average utilization rate of our surface mount technology (SMT) production lines was 40.1%, 34.7% and 26.5% for 2020, 2021 and 2022, respectively. The utilization rate of our production facilities depends primarily on the demand for our products and the availability and maintenance of our equipment but may also be affected by other factors, such as the availability of employees, a stable supply of electricity, seasonal factors and changes in environmental laws and regulations. In order to meet our customers’ demands and advancements in technology, we maintain and upgrade our equipment periodically. The COVID-19 pandemic in 2022 continued to negatively affect our production facilities and the utilization rate of our production facilities in 2022. If the pandemic continues or we are unable to maintain our production facilities’ efficiency, we may be unable to fulfill our purchase orders in a timely manner, or at all. This would negatively impact our reputation, business and results of operations.

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

We face intense industry competition

As a blockchain and Fintech technology company, we operate in a highly competitive environment. Our competitors include companies that may have a larger market share, greater brand recognition, broader international customer base, greater financial resources or other competitive advantages. We anticipate that competition will increase as blockchain and Fintech gain greater acceptance and more players join the market. Furthermore, we anticipate encountering new competition as we expand our sales and operations to new locations geographically and into wider applications of cryptocurrency mining and mining farm operations, blockchain and Fintech businesses. We also compete in the communication network devices industry in China with respect to our telecommunications business. Some of our competitors in this industry include larger, more well-established companies with greater economies of scale and more bargaining power with suppliers.

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

Competition from central bank digital currencies (“CBDCs”) could adversely affect the value of Bitcoin and other digital assets

Central banks in some countries have started to introduce digital forms of legal tender. For example, China’s CBDC project was made available to consumers in January 2022, and governments from Russia to the European Union have been discussing potential creation of new digital currencies. A 2021 survey of central banks by the Bank for International Settlements found that 86% are actively researching the potential for CBDCs, 60% were experimenting with the technology and 14% were deploying pilot projects. Whether or not they incorporate blockchain or similar technology, CBDCs, as legal tender in the issuing jurisdiction, could have an advantage in competing with, or replace, Bitcoin and other cryptocurrencies as a medium of exchange or store of value. As a result, the value of Bitcoin could decrease, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

We have and may increasingly become a target for public scrutiny, including complaints to regulatory agencies, negative media coverage, and malicious allegations, all of which could severely damage our reputation and materially and adversely affect our business and prospects

We have been and may continue to be a target for public scrutiny, including complaints to regulatory agencies, negative media coverage, and malicious allegations, which had adversely affected and may adversely affect our reputation. Certain features of cryptocurrency networks, such as decentralization, independence from sovereignty and anonymity of transactions, create the possibility of heightened attention from the public, regulators and the media. Heightened regulatory and public concerns over us and cryptocurrency-related issues may subject us to additional legal and social responsibilities and increased scrutiny and negative publicity over these issues, due to our leading position in the industry. From time to time, these allegations, regardless of their veracity, may result in consumer dissatisfaction, public protests or negative publicity, which could result in government inquiry or substantial harm to our brand, reputation and operations.

Moreover, as our business expands and grows, both organically and through acquisitions of and investments in other businesses, domestically and internationally, we may be exposed to heightened public scrutiny in jurisdictions where we already operate as well as in new jurisdictions where we may operate. U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and our stock price. There is no assurance that we would not become a target for regulatory or public scrutiny in the future or that scrutiny and public exposure would not severely damage our reputation as well as our business and prospects. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and distract our management from growing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our stock.

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

For example, in the second half of 2022 and beginning of 2023, each of Celsius Network, Voyager Digital Ltd., Three Arrows Capital and Genesis declared bankruptcy, resulting in a loss of confidence in participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly. In November 2022, FTX, the third largest digital asset exchange by volume at the time, halted customer withdrawals and shortly thereafter, FTX and its subsidiaries filed for bankruptcy.

In response to these events, the digital asset markets, including the market for Bitcoin specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital assets markets and in bitcoin. These events have also negatively impacted the liquidity of the digital assets markets as certain entities affiliated with FTX engaged in significant trading activity. If the liquidity of the digital assets markets continues to be negatively impacted by these events, digital asset prices (including the price of Bitcoin) may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. These events are continuing to develop and it is not possible to predict at this time all of the risks that they may pose to us, our service providers or on the digital asset industry as a whole.

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

Our corporate actions are significantly influenced by our principal shareholders, including Dong Hu, our chairman of the board of director, chief executive officer and chief financial officer, who have the ability to exert significant influence over important corporate matters that require approval of shareholders while their interests may differ from those of the other shareholders. This may deprive you of the opportunity to receive a premium for your Class A Ordinary Shares and materially reduce the value of your investment.

Our share capital is designated into Class A ordinary shares and Class B ordinary shares, par value HK$0.03 per share (“Class B ordinary shares”). Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to twenty (20) votes at general meetings of our shareholders. Dong Hu, our chairman of the board of directors, chief executive officer and chief financial officer, beneficially owns 100% of our Class B ordinary shares, representing approximately 86.8% of the aggregate voting power of our issued and outstanding share capital as of December 31, 2022. However, the interests of our chairman of the board of directors, chief executive officer and chief financial officer may differ from the interests of other shareholders. This concentration of ownership and the protective provisions in our second amended and restated articles of association (the “Articles”) may discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our Class A ordinary shares. We may not be able to enter into other transactions that could be beneficial to us without the consent of our chairman of the board of directors, chief executive officer and chief financial officer. As a result of the foregoing, the value of your investment could be materially reduced.

Any change or discontinuation of preferential tax treatment we currently enjoy would increase our tax charge

Our PRC subsidiaries are subject to the PRC corporate income tax at a standard rate of 25% on their taxable income, but in 2020, 2021 and 2022, preferential tax treatment was available to three (3) of our PRC subsidiaries. Zhejiang Ebang obtained the “high-tech enterprise” tax status in November 2017, which reduced its statutory income tax rate to 15% from November 2017 to November 2020. Zhejiang Ebang further re-applied and obtained the “high-tech enterprise” tax status for three years from December 2020. Hangzhou Dewang Information Technology Co., Ltd., or Hangzhou Dewang, obtained the “high-tech enterprise” tax status in November 2018, which reduced its statutory income tax rate to 15% from November 2018 to November 2021. Hangzhou Dewang further re-applied and obtained the tax status “high-tech enterprise” tax for the three-year period start from December 2021. In addition, Zhejiang Ebang Information Technology Co., Ltd., or Ebang IT, obtained the “high-tech enterprise” tax status in December 2021, which reduced its statutory income tax rate to 15% from December 2021 to December 2023.

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

The recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCAA and related regulations, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor. On October 4, 2021, the SEC approved Nasdaq’s revised proposal for the rule changes.

On May 20, 2020, the U.S. Senate passed the HFCAA requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in the PRC and in Hong Kong because of positions taken by the PRC and Hong Kong authorities in those jurisdictions.

On August 26, 2022, the CSRC, MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in the PRC and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act 2023 was signed into law, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

Our financial statements contained in this annual report on Form 20-F for the year ended December 31, 2022 have been audited by our U.S.-based auditor, MaloneBailey, LLP, an independent registered public accounting firm that is headquartered in the United States with offices in Beijing and Shenzhen. MaloneBailey, LLP is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely. As of the date of this annual report, we have not been identified by the SEC as a commission-identified issuer under the HFCAA. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. Furthermore, the HFCAA and related laws, which now require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years, may result in the delisting of our Class A ordinary shares or the prohibition of trading in our securities in the future if the PCAOB is unable to inspect our auditor at such future time. Delisting may cause a significant decrease in or a total loss of the value of our securities. Although a shareholder’s ownership of our Company may not decrease directly from delisting, the ownership may become worth much less, or, in some cases, lose its entire value.

We incur significant costs and demands upon management and accounting and finance resources as a result of complying with the laws and regulations affecting public companies; if we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements and otherwise make timely and accurate public disclosure could be impaired, which could harm our operating results, our ability to operate our business and our reputation.

As a public reporting company, we are required to, among other things, maintain a system of effective internal control over financial reporting. Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Substantial work will continue to be required to further implement, document, assess, test and remediate our system of internal controls. As of December 31, 2022, our disclosure controls and procedures were not effective and management determined that we did not maintain effective internal control over financial reporting due to a material weakness. Management is undertaking actions to remediate the material weaknesses, but there is no assurance they will be remediated this year. See “Item 15. Control and Procedures—Internal Control Over Financial Reporting.”

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

We incurred a foreign exchange gain of US$1.8 million in 2021, and a foreign exchange loss of US$0.3 million and US$2.2 million in 2020 and 2022, respectively. We had currency translation gains of US$2.0 million and US$1.0 million in 2020 and 2021, respectively, recognized in other comprehensive gain, and currency transaction loss of US$5.3 million in 2022, which is recognized in other comprehensive loss. Such currency translation gains or losses resulted from exchange differences on translation of financial statements of our entities using currencies other than U.S. dollars as their functional currencies, net of nil tax.

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

Cayman Islands economic substance requirements may have an effect on our business and operations

The Cayman Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act (As Revised) (the “Substance Act”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019, onwards. As our company, Ebang International Holdings Inc., is a Cayman Islands company, compliance obligations include filing annual notifications, which need to state whether our company is carrying out any relevant activities and if so, whether our company has satisfied economic substance tests to the extent required under the Substance Act. As it is a new regime, it is anticipated that the Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Substance Act. Failure to satisfy these requirements may subject us to penalties under the Substance Act.

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

Mr. Dong Hu, our founder, chairman of the board of directors, chief executive officer and chief financial officer, beneficially owns all of our issued Class B ordinary shares. These Class B ordinary shares constituted approximately 23.8% of our total issued and outstanding share capital and 86.2% of the aggregate voting power of our total issued and outstanding share capital as of April 27, 2023. As a result of the dual-class share structure and the concentration of ownership, Mr. Dong Hu has a considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares may view as beneficial.

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

We are a “controlled company” within the meaning of the Nasdaq Rules, and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies

We are a “controlled company” as defined under the Nasdaq Rules as Mr. Dong Hu, our founder, chairman of the board of directors, chief executive officer and chief financial officer, owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

We are an emerging growth company within the meaning of the Jumpstart Our Business Startups Act (the “JOBS Act”) and may take advantage of certain reduced reporting requirements

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing.

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

General Risk Factors

We have in the past incurred and continue to incur losses and negative cash flows from operating activities, and we may not achieve or sustain profitability

We incurred a loss from operations of US$26.6 million and US$48.0 million in 2020 and 2022, respectively, while we generated an income from operations of US$2.0 million in 2021. We incurred a gross loss of US$2.9 million in 2020, and generated gross profit of US$29.2 million and US$15.4 million in 2021 and 2022, respectively. We had negative cash flows from operating activities of US$15.8 million and US$14.1 million for 2020 and 2021, respectively and positive cash flows from operating activities of US$2.1 million for 2022. In addition, we have received significant non-recurring tax rebates from local governments in the past, but we cannot assure you that we will continue to receive significant tax rebates or other discretionary government grants in the future. Even if we are eligible for any additional tax rebates or other government grants, we cannot assure you of the timing and the amount of any such rebates or other grants. To the extent that we do not receive any additional tax rebates or other government grants, our financial condition could be materially and adversely affected. We cannot assure you that we will be able to generate net profit or positive cash flow from operating activities in the future. Our ability to achieve profitability will depend in large part on our ability to control expenses and manage our growth effectively, to achieve a more stable performance given the significant fluctuation and volatility of the Bitcoin price and Bitcoin mining machine business, and to maintain our competitive advantage in the Bitcoin markets. We expect to continue to make investments in the development and expansion of our business, which will place significant demands on our management and our operational and financial resources. Continuous expansion may increase the complexity of our business, and we may encounter various difficulties. We may fail to develop and improve our operational, financial and management controls, enhance our financial reporting systems and procedures, recruit, train and retain highly skilled personnel, or maintain customer satisfaction to effectively support and manage our growth. If we invest substantial time and resources to expand our operations but fail to manage the growth of our business and capitalize on our growth opportunities effectively, we may not be able to achieve profitability, and our business, results of operations and financial condition would be materially and adversely affected.

Our limited operating history and our volatile historical results of operations could make it difficult for us to forecast our business and assess the seasonality and volatility in our business

We began producing and selling our own brand mining machines in December 2016. We generated US$19.0 million, US$51.5 million and US$32.3 million, in revenue in 2020, 2021 and 2022, respectively. As we have suffered from the significant drop in the average Bitcoin price historically, we cannot assure you that we will be able to gain revenue growth or that we will not experience another significant decline.

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

Our business requires significant financial resources and we may need additional capital but may not be able to obtain it in a timely manner and on favorable terms or at all

We had negative cash flows from operating activities of US$15.8 million and US$14.1 million for 2020 and 2021, respectively and positive cash flows from operating activities of US$2.1 million for 2022. We have in the past financed our working capital needs primarily with our net cash from operating activities, capital contributions by shareholders and bank borrowings.

We may require additional cash resources due to the future growth, development and expansion of our business. Our future capital requirements may be substantial as we seek to expand our operations, diversify our product offering, and pursue acquisitions and equity investments. In addition, we incurred accrued payables of US$11.5 million and accounts payable of US$1.5 million as of December 31, 2022. If our cash resources are insufficient to satisfy our cash requirements, we may be required to seek to issue additional equity or debt securities or obtain new or expanded credit facilities or enter into additional factoring arrangements.

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

In January 2010, Mr. Dong Hu, our founder, chairman of the board of directors, chief executive officer and chief financial officer, founded Zhejiang Ebang Communication Technology Co., Ltd., or Zhejiang Ebang, which established Ebang IT in August 2010, to conduct development and sales of communications network access devices and related equipment. In early 2014, in view of the burgeoning opportunities in the blockchain industry, we began to conduct research and feasibility studies on the blockchain business and develop blockchain computing equipment. In August 2015, Zhejiang Ebang was listed in China on the National Equities Exchange and Quotations Co., Ltd., or the NEEQ. In August 2016, we acquired 51.05% of the equity interest in Hangzhou Dewang through our capital injection in Hangzhou Dewang. In March 2018, Zhejiang Ebang was delisted from the NEEQ in preparation for the reorganization.

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

From August 2020 to April 2023, to expand our Fintech businesses globally, we established our subsidiaries in Canada, Australia, Singapore, Hong Kong, the Bahamas, New Zealand and Malaysia. As of the date of this annual report, we have established two cryptocurrency exchange platforms and one cross-border payment and foreign exchange platform outside the PRC, received the MSB License in Canada, registration approval as digital currency exchange, acquired a company with an AFSL and registration approval as an independent remittance dealer in Australia, the MSO License, Type 4 and 9 licenses, TCSP license and registration approval as a Trust Company in Hong Kong, registration as a Digital Asset Business and a Firm Dealing in Securities as Agent or Principal, Arranging Deals, Managing Securities and Advising on Securities in the Bahamas.

Corporate Information

Our principal executive offices are located at 12 Marina View, #20-02B, Asia Square Tower 2, Singapore, 018961. Our telephone number at this address is +86 571-8817-6197. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our corporate website is http://www.ebang.com. Our agent for service of process in the United States is located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168, United States.

B.	Business Overview

As a global blockchain technology and Fintech company, we have strong application-specific integrated circuit (ASIC) chip design capability. With years of industry experience and expertise, we have become a global Bitcoin mining machine producer. Based on our deep understanding of the Fintech industry and compliance with laws and regulations in various jurisdictions, we have launched professional, convenient and innovative Fintech service platforms.

We strive to expand into the upstream and downstream markets of the blockchain and Fintech industry value chain to diversify our offerings and achieve a more stable financial performance, by starting with the cryptocurrency mining and farming business, and expanding into further Fintech businesses. As of the date of this annual report, we have established two cryptocurrency exchange platforms and one cross-border payment and foreign exchange platform.

We believe our extensive experience in the blockchain and Fintech industry positions us well in our future endeavors. We intend to continue to concentrate our efforts in our blockchain and Fintech related businesses in 2023, specifically in Singapore, Hong Kong, Australia, New Zealand, the United States and Malaysia. Although we have not generated substantial revenue from such businesses to date, we carefully selected these countries and/or regions because of what we believe to be a Fintech-friendly regulatory environment.

Overseas Expansion

From August 2020 to February 2023, we established our wholly-owned subsidiaries in Canada, Australia, Singapore, Hong Kong, the Bahamas, New Zealand and Malaysia to apply for Fintech business related licenses and wholly-owned subsidiaries in the United States in accelerating the construction of compliant mining farms in North America. We carefully selected these countries and/or regions because of what we believe to be a Fintech-friendly regulatory environment. We are at an initial stage of executing our plan to launch Fintech businesses to capture the growth opportunity along the value chain of the blockchain and Fintech industry. As of the date of this annual report, we have received the MSB License from the Financial Transactions and Reports Analysis Centre of Canada, which allows us to engage in foreign exchange dealing, money transferring and dealing in virtual currencies in Canada; registration approval from AUSTRAC as digital currency exchange, which allows us to provide cryptocurrency exchange services in Australia; acquired a company with an AFSL for engaging in financial services in Australia; registration approval as an independent remittance dealer on the AUSTRAC Remittance Sector Register, which allows us to provide remittance services in Australia; the TCSP license and registration approval as a Trust Company from the Company Registry in Hong Kong, which allows us to carry on a trust or company service business; the MSO license from the Customs and Excise Department in Hong Kong, which allows us to operate money changing and remittance services; the Type 4 and 9 licenses from the Securities and Futures Commission in Hong Kong, which allows us to carry on advising on securities and asset management service; registered as a Digital Asset Business and a Firm Dealing in Securities as Agent or Principal, Arranging Deals, Managing Securities and Advising on Securities from the Securities Commission of the Bahamas, which allows us to carry on digital asset business activities and securities activities in and from the Commonwealth of the Bahamas. In April 2021, we launched our first self-developed proprietary cryptocurrency exchange platform Ebonex and in February 2022, we launched another self-developed proprietary cryptocurrency exchange platform, also branded Ebonex, in Australia. On top of that, in March 2022, we established a cross-border payment and foreign exchange business in Australia, through the acquisition of an Australian company with an AFSL, and in the fourth quarter of 2022, we launched our self-developed proprietary cross-border payment and foreign exchange platform, EbonFX, targeting qualified investors subject to compliance with applicable laws in the jurisdictions EbonFX operates. We are also in the process of obtaining additional and/or relevant licenses and approvals for our subsidiaries in Singapore, Hong Kong, Australia, New Zealand and Malaysia. If and once obtained, the licenses will allow us to operate additional Fintech businesses in such countries and regions. Meanwhile, we are focused on application development, regulatory compliance and talent recruitment to ramp up execution of our new business plans for the expansion in these countries. We expect such ramp-up will support our future operations and our compliance with local rules and regulations. Our expenses to date to implement our new business plans, including establishing in Canada, Australia, Singapore, Hong Kong, the Bahamas, New Zealand, the United States and Malaysia, have been mainly on server rentals, application development, regulatory compliance, talent acquisition and offices rentals to set up blockchain and Fintech businesses in the abovementioned countries and regions. There is no guarantee that we will receive any additional required approvals and licenses for our proposed business in these jurisdictions in a timely manner or on commercially reasonable terms, or at all, or that we will commence the proposed business as planned, or at all. If our operations at these jurisdictions or our execution of business plan proves incorrect, we may incur additional expenses or losses.

Any restrictions imposed by a foreign government could force us to restructure operations, perhaps significantly, which could result in significant costs and inefficiencies that harm our profitability, or even cause us to cease operations in the applicable jurisdiction. Fintech is a recent technological innovation and the regulatory schemes to which Fintech businesses may be subject have not been fully explored or developed by foreign jurisdictions. Thus, Fintech faces an uncertain regulatory landscape in many foreign jurisdictions. Various foreign jurisdictions may from time to time adopt laws, regulations or directives that affect our Fintech businesses. Due in part to its international nature and the nascent stage of regulation, along with the limited experience with Fintech, and language barriers between international journalists, translators and regulators, information regarding the regulation of Fintech in various jurisdictions may be incomplete, inaccurate or unreliable. As both the regulatory landscape develops and journalistic familiarity with Fintech increases, mainstream media’s understanding of Fintech and the regulation thereof may improve. As we enter into the markets in Australia, Singapore, Hong Kong, the Bahamas, New Zealand, the United States and Malaysia, we expect to continue to monitor the local regulations regarding Fintech service platforms and retain local regulatory counsels. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Cryptocurrency, Blockchain and Mining Related Businesses—The current regulatory environment in foreign markets, and any adverse changes in those environments, could have material adverse impacts on our blockchain products business and our Fintech business,” “Item 3. Key Information—D. Risk Factors—If we are unable to manage our growth or execute our strategies effectively, our business, results of operations and financial condition may be materially and adversely affected” and “Item 3. Key Information—D. Risk Factors— We may not successfully develop, market or launch any future Fintech businesses or continue operating our existing Fintech businesses” for details of the associated risks.

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

Currently, we have two self-developed cryptocurrency exchange platforms operating under the brand name Ebonex, and we support users to buy and/or sell digital assets through Ebonex. Our customers include retail users and institutions. We aim to establish a global blockchain financial service platform, with services to be provided to each countries and regions in which we operate under their respective laws and regulations.

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

As part of our growth and diversification strategy, we acquired an Australian company which owned financial services business with an ASFL in March 2022. The strategic acquisition provides immediate scale, capability and expertise to facilitate us into entering the global financial markets, and together with our strong internal technological capabilities, we have successfully launched a self-developed proprietary cross-border payment and foreign exchange platform, EbonFX. The cross-border payment and foreign exchange business offers a comprehensive range of cost-effective payment and risk management solutions to businesses looking to manage their currency exposure and streamline their international payments, whilst satisfying local regulatory and compliance requirements. Backed by our network of established partnerships with banks and government regulated financial institutions around the world, EbonFX is a ASIC-licensed and regulated platform that enables its customers to transact safely and securely with confidence at any time in 39 currencies across the world.

Our approach to international payments is centered around providing our customers with reliable, convenient and cost-effective ways to transact from anywhere, at anytime, and on any device. We strive to make international payments simple and easy for our customers, offering personalized service and tailored solutions to meet the unique needs of each customer. Our team of experienced foreign exchange specialists provide guidance and support on navigating the complexities of the currency markets. We continuously monitor the currency markets to stay up to date on the latest trends and ensure our rates are competitive and give us the edge to help clients make informed decisions about their currency transactions and save money when sending and receiving foreign currencies. Our multi-currency balance capability enables our customers to hold and manage multiple currencies in a single account, which makes it easier for them to receive, send and manage their global currency needs and reduces the need for multiple bank accounts. In addition, we help manage foreign exchange (FX) risks for our customers through a range of tailored hedging strategies (e.g., forwards and options) to help them manage their foreign currency exposures. When developing a risk management strategy, our team of experts take the time to identify the specific risks clients face by understanding their business operations, cash flows, and exposures to foreign currency risks.

The customers are at the heart of our business. We understand the first-hand impact of high FX margin, fees and banking costs on customers’ profit margins, and seek out to build a better solution for businesses and individuals operating across borders, improving on the constraints of the current global financial system.

Our Blockchain Products Business

Our blockchain products business consists primarily of Bitcoin mining machine sales.

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

Since the beginning of our ASIC designing business, we have successfully and independently completed the design of 14nm, 12nm, 10nm, 8nm, 7nm and 6nm ASIC chips. Our existing ASIC chips are targeted at solving Bitcoin’s cryptographic algorithms incorporating the latest technology. Since the launch of our first mining machine with 10nm ASIC chips in 2017, we have introduced mining machines with second generation 10nm ASIC chips in 2019 and mining machines with 8nm ASIC chips in 2020; and we have successfully and independently completed the design of 6nm ASIC chips and the design of a chip for simultaneous Litecoin and Dogecoin mining in 2021. We currently focus on developing our proprietary 5nm-optimized ASIC chips and optimized mining machines for non-Bitcoin cryptocurrencies such as Litecoin. We will continue to devote significant resources to new innovations applying blockchain technology and further determine the timeline for launching these products based on market demands and conditions.

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

Our Fintech businesses

Our Fintech businesses is primarily comprised of cryptocurrency exchange and cross-border payment businesses.

Our Cryptocurrency Exchange Business

In April 2021, we launched our first self-developed proprietary cryptocurrency exchange platform Ebonex and in February 2022, we launched another self-developed proprietary cryptocurrency exchange platform, also branded Ebonex, in Australia. We plan to launch additional trading platforms in the jurisdictions into which we are expanding. All core technologies of Ebonex are independently and completely developed by us with our own independent intellectual property rights. Ebonex strictly prohibits domestic resident users in China, as well as individuals and institutions in sanctioned countries, to open accounts and trade. As of December 31, 2022, immaterial revenue has been generated from the operations of Ebonex.

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

Our Cross-Border Payment and Foreign Exchange Business

In March 2022, we established our cross-border payment and foreign exchange business. This was achieved through acquiring an established specialist cross-border payment company that has been successfully running for over 10 years in Australia. Since the acquisition, we have successfully launched our self-developed proprietary cross-border payment and foreign exchange platform, EbonFX, and fostered strong collaborative relationships with prominent international banks. This enables us to offer our clients a comprehensive, one-stop service, from website registration to safe and secure cross-border payment in multiple currencies. These transformational efforts have been instrumental in propelling us forward within the increasingly competitive Fintech market space. Our new, modern, and robust platform, designed with reliability and scalability in mind, positions us perfectly for growth.

Through EbonFX, clients can access competitive foreign exchange rates, fees and services in the market. On top of this, our dedicated service team, comprised of FX market specialists and experienced professionals, offers tailored solutions to mitigate FX risks for our customers and help protect their profitability. Our customers are able to access our cross-border payment services across multiple currencies that can be sent to over 180 countries and territories. Some of the key benefits of using EbonFX to transact cross-border payment include that it is a simple and intuitive online portal available 24/7, its access to competitive FX rates in real-time, FX professionals on-call and hedging & FX risk management.

We understand the impact of foreign exchange fluctuations that may have on the profitability of our customers’ businesses. Our range of solutions includes (but is not limited to) the following:

●	Spot: A spot transaction is an FX transaction where the value date is 2 business days after the trade date or T+2. The spot solution of the EbonFX platform allows our customer to exchange currencies for immediate use.

●	Forwards: An FX forward is a transaction where the value date is more than 2 business days after the trade date. Forwards provide a way for our customer to hedge against future currency fluctuations, which can help to reduce risk.

●	Options: EbonFX offers wholesale clients option contracts in foreign exchange. These options are derivatives and they give the buyer of the contract the right (but not the obligation) to buy or sell a currency at a pre-agreed exchange rate on a predetermined date in the future.

●	Market orders: EbonFX provides a facility for where our customer may place an order at a rate nominated by the customer, which may or may not be filled depending on prevailing market conditions and will include a margin determined by EbonFX.

We monitor rates across all international time zones and once the customer’s target FX rate is reached, the order is automatically executed. This eliminates the need for any customers to continually watch the currency exchange rates 24/7. In essence, EbonFX provides customer-centric cross-border payment services.

Our Telecommunications Business

We entered the telecommunications business in 2010. Our communications network devices mainly focus on the access layer, which is the entry point for providing access to the telecommunications network for end users. Our products are broadly grouped under the following product lines, as well as related parts and accessories:

●	Fiber-Optic Communication Access Devices. Our fiber-optic communication access devices are mainly used by network server rooms for telecommunication operators. Our fiber-optic communication access devices are also designed to address the shortage of Fibre-Optic cables in metropolitan areas and to meet the high bandwidth interconnection needs of data centers for the clients. The main products we offer under our fiber-optic communication access devices product line include multiprotocol label switching (MPLS) fiber-optic access network devices, multi-service access platform (MSAP) integrated business access devices and wavelength-division multiplexing (WDM/DCI) fiber-optic devices.

●	Enterprise Convergent Terminals. Our enterprise convergent terminal products are designed to provide complete informatization service for enterprises and are used to meet the gigabit broadband development needs for government and enterprises and household clients. The main products we offer under our enterprise convergent terminal product line include gigabit passive optical network (GPON), Fiber to the Room (FTTR), passive optical network converged gateway, enterprise cloud gateway devices, Industrial Internet of Things (IoT) access devices and business enterprise smart wireless access devices.

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

In 2020, 2021 and 2022, a significant portion of our mining machine customers were located in China. All of our mining machines are distributed through direct sales. Nevertheless, we do not restrict resales of our mining machine products by our customers, so some of our customers in China may resell purchased products to end users or other buyers located in overseas markets. Our revenues generated from sales to customers in China represent 99.8%, 100.0% and 91.6% of our total revenues in 2020, 2021 and 2022, respectively.

Cryptocurrency Exchange Business

Our target users mainly include retail users as well as institutions. By providing them with digital asset services and infrastructure, we generate revenue through fees and commissions including transaction commissions, handling fees, transaction spreads, system implementation fees, revenue sharing, and service fees.

Since our cryptocurrency exchange is in the early stages of operation and has only had a short history, as of December 31, 2022, we have generated immaterial revenue from such operations. However, we believe that with our experience in the blockchain and cryptocurrency industry, continuous research and development, and technology accumulation, as well as the expansion of our marketing and operation activities, we will further drive our competitive position and obtain relevant operating revenue in the near future.

Cross-Border Payment and Foreign Exchange Business

Tapping into the existing client base of our acquired Australian cross-border payment and foreign exchange business and aiming to expand beyond the existing client pool, we are mainly targeting retailers, wholesalers, small businesses, importers and exporters. Most importers and exporters are aware of the effects that fluctuations in exchange rates can have on the profitability of their businesses. Currency movements are also important to individuals such as expatriates and high net worth individuals, and those looking to make international investments. With our global business network, we are continuously looking to serve customers in Australia and beyond.

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

Research and Development

We have historically and continue to place strong emphasis on research and development. We consider research and development capability as a crucial factor to our success and our ability to develop innovative and competitive products to meet the technological requirements of customers. As of December 31, 2022, our research and development team comprised of 126 employees, or approximately 42.4% of our total number of employees. Our research and development expenses were US$5.1 million in 2022.

Our research and development team is overseen by our Chairman, CEO and CFO, Mr. Dong Hu. Within our research and development team, we have a specialized ASIC chip design team focused on designing ASIC chips for the development of cutting-edge mining machine products and for other blockchain research and development projects that utilize ASIC chips. The other members of our research and development team focus on non-ASIC aspects of mining machine products, telecommunications products and new applications for blockchain technology.

Our organization demonstrates strong research and development capabilities in the Fintech sector, with a focus on cryptocurrency and cross-border payment. Our highly skilled R&D team excels in monitoring and assessing user needs, market trends, and industry advancements, guiding the direction of our projects and product roadmaps while identifying growth opportunities and potential challenges in the rapidly evolving Fintech landscape. With an unwavering commitment to innovation, we stay ahead of the curve, transforming our technological expertise in payment technology, cryptocurrencies, and regulatory frameworks into competitive products and services. Furthermore, our expert team of market analysts in the cross-border payment domain employs a comprehensive research approach, merging valuable market intelligence with thorough analysis, ensuring our clients have access to first-rate information and well-informed investment decisions.

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

Production Facilities

We operate one production facility in Hangzhou, Zhejiang, which houses three SMT production lines and three general assembly lines, as of December 31, 2022.

SMT production lines are responsible for PCB assembly, which is a key process for both our mining machine and telecommunications products. The maximum output volume of our in-house production facilities is largely dictated by the production capacity of our SMT production lines in Hangzhou. The average utilization rate of our SMT production lines was 40.1%, 34.7% and 26.5% for 2020, 2021 and 2022, respectively.

Historically, we outsourced some of our SMT production activities to third-party subcontractors in order to meet additional capacity needs. For the years ended December 31, 2020, 2021 and 2022, our outsourced productive SMT production volume amounted to approximately 8.4%, 27.4% and nil of our total in-house and outsourced productive SMT production volume, respectively.

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

Sales and Marketing

Historically, the marketing of our blockchain and Fintech products was done through word of mouth, press releases of our product launches and exhibitions when we launch a new product. Certain of our available products are also advertised on our website which is updated periodically. From time to time, we maintain a presence on social media in order to raise awareness of our brand.

For our telecommunications products, we obtain supplier contracts through bidding processes held by the major telecommunications service providers in China, in order to become an approved supplier. We set up sales offices in the provinces with large distribution scale according to the winning bids. Our sales offices also serve the surrounding provinces to form an effective sales network.

Competition

Our company operates in multiple vertical business areas, including integrated circuits (IC), mining machine production, and Fintech, which encompasses both cryptocurrency and cross-border payment sectors. The competitive landscape in each of these verticals is characterized by various challenges and opportunities.

In the vertical field of integrated circuit (IC), we face competition from both more mature companies and new entrants. Some of these competitors may possess advantages such as stronger brand recognition, greater access to capital, longer industry tenure, more established relationships with suppliers or customers, and more extensive resources. Our competitive strategy in this domain focuses on continuous innovation, cutting-edge technology, and high-quality products.

In the vertical field of mining machine production,, we primarily compete with other leading manufacturers, as well as any potential new entrants capable of overcoming the significant barriers to entry, particularly in technology and access to wafer foundry capacity. Our approach to competition in this sector emphasizes on technology and service quality, ensuring our products remain at the forefront of the market.

In the vertical field of Fintech, including cryptocurrency and cross-border payment, a diversified and dynamic competitive landscape has emerged since the late 2000s. We face competition from numerous well-known participants, ranging from large, established financial incumbents to smaller early-stage Fintech providers and companies native to the crypto economy, such as decentralized exchanges. In the cross-border payment business, we encounter competition from various entities, including traditional banks, payment processing companies, and Fintech startups that offer diverse payment solutions and services for seamless cross-border transactions and international payment processing. Despite this competitive landscape, our strengths in innovation, technology, and adaptability have positioned us as a formidable player in this field.

We anticipate that the intensity of competition across all verticals will persist, driven by rapid technological advancements and the emergence of new market entrants. By maintaining a focus on innovation, research and development, and strategic partnerships, we aim to navigate the dynamic competitive landscapes in the integrated circuits, mining machine production, and Fintech industries. Our ability to adapt and commitment to delivering high-quality technology and services will be crucial in differentiating ourselves from competitors and ensuring sustainable growth across all our business verticals.

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

As of the date of this annual report, we have registered 58 patents, 10 IC layout designs and 65 software copyrights, with an additional 33 patent applications in the PRC.

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

Environmental Matters

We have received GB/T24001-2016/ISO 14001:2015 environmental management system certification, which is valid until September 11, 2024 and subject to renewal. Due to the nature of our business, our operational activities do not directly generate industrial pollutants, and we did not incur significant cost for compliance with applicable environmental protection laws and regulations in 2020, 2021 and 2022.

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

Regulations and Government Policies Relating to the IC and Blockchain Industries

Pursuant to the Circular on Prevention of Risks Associated with Bitcoin, or the Circular, jointly promulgated by the People’s Bank Of China, or the PBOC, the MIIT, the China Banking Regulatory Commission, the CSRC and the China Insurance Regulatory Commission on December 3, 2013, Bitcoin shall be considered a kind of virtual commodity in nature, which does not have the same legal status with fiat currencies and shall not be used and circulated in the market as currency. This circular also provides that financial institutions and payment institutions shall not engage in businesses related to Bitcoin.

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

In addition, based on the Negative List for Market Access (2022), “the Catalogue for Guidance on Industrial Restructuring shall be included in the Negative List for Market Access”; plus, according to the Decision of the State Council on Promulgating and Implementing the “Temporary Provisions on Promoting Industrial Structure Adjustment,” valid from December 2, 2005, “In principle, the ‘Guidance Catalogue for the Industrial Structure Adjustment “shall apply to various types of enterprises inside China.” “The industries of the eliminated category under the ‘Guidance Catalogue for the Industrial Structure Adjustment’ shall apply to the foreign investment enterprises.” and “Investments are prohibited from being contributed to projects under the eliminated category.” What’s more, the NDRC released on December 30, 2021 its No. 49 Decree, announcing that the Decision of the National Development and Reform Commission on Amending the Guiding Catalog for Industrial Restructuring (2019 Version) (the “Amended Catalog”). The Amended Catalog added ‘virtual currency mining activities’ to the eliminated category of ’1. outdated production processing and equipment ‘under the original Catalog.”. Therefore, the foreign investment enterprises are prohibited from virtual currency activities and our Bitcoin mining business are banned in China as well.

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

It can be said at this stage that the existing regulatory framework for crypto assets is composed of a patchwork of obligations drawn from various parts of Australian laws, including the Corporations Act 2001 (Corporations Act), Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (AML/CTF Act), and the Competition and Consumer Act 2010.

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

ASIC and the Corporations Act and the ASIC Act

ASIC is the government regulator for among others, corporations, financial markets, and the financial services industry of Australia and administers the Corporations Act and the Australian Securities and Investments Commission Act 2001 (ASIC Act), which embody the regulatory obligations on the industry it supervises. ASIC imposes the requirement to hold an Australian Financial Services License (AFSL) before engaging in financial services (in relation to financial products) in Australia.

We hold an AFSL that authorizes us to deal in and provide general financial product advice in relation to among others, foreign exchange contracts e.g., FX Forward and Options Contracts, and non-cash payment products (NCP).

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

In October 2021, ASIC amended Information Sheet (INFO 225) in relation to crypto assets to help understand the obligations under the Corporations Act and the ASIC Act.

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

Furthermore, INFO 225 provides that it is incumbent on issuers to determine if issuing the crypto asset falls within the definition of a ‘financial product’ under the Corporations Act and if so, the need to hold an AFSL or to obtain authorization will apply and the product will be regulated by ASIC, failure to do so may trigger legal action from ASIC against those companies without AFSL or authorization.

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

Presently, Australia’s cryptocurrency regulations under the AML/CTF Act and regulations, require digital currency exchanges (DCE) to register with AUSTRAC. The regulations require entities acting as exchanges, or providing registrable exchange type services, to identify and verify their users, maintain records, and comply with government AML/CTF reporting obligations.

One of our business entities in Australia has been registered as a Digital Currency Exchange Provider with AUSTRAC and complies with the regulatory obligations imposed by AUSTRAC under the Anti Money-Laundering and Counter-Terrorism Financing Act 2006 (AML/CTF Act), including among others, having an AML/CTF Program; identifying the types of money laundering and terrorist financing risks that may be faced by the business and the consequences of non-compliance; reporting on suspicious matters; and keeping records for the prescribed period.

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

On March 21, 2022, the Australian Government issued a “policy paper” advising that it intends to:

1.	Establish a market licensing regime for crypto exchanges – aimed to ensure that consumers can trust the exchanges they use to buy cryptocurrencies; and

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

Following an announcement by the Australian Government in August 2022 that it will be commencing consultation with stakeholders on a new regulatory regime for the cryptocurrency/digital assets sector, the Department of the Treasury (the “Treasury”) released its ‘Token Mapping Consultation Paper’ (Consultation Paper) in February 2023. The Consultation Paper invited feedback from the industry on how to address matters such as the existing gaps in regulatory framework and to inform future licensing and policy decisions in the cryptocurrency sector. Following the Token Mapping exercise, the Treasury is expected to release a consultation paper on the design of a licensing and custody framework for CASSP in mid-2023.

The Australian Competition and Consumer Commission (ACCC)

The ACCC is an independent Commonwealth statutory authority whose role is to enforce the Competition and Consumer Act 2010. The ACCC provides guidance to consumers about buying and sending fiat and crypto currencies and can intervene in cases involving misleading and deceptive conduct.

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

Board of Taxation review

In March 2022, the Board of Taxation (the “Board”) commenced a review into the appropriate policy framework for the taxation of digital transactions and digital assets, including cryptocurrency and non-fungible tokens (NFTs). The Board was required to report back to the Government by December 31, 2022 in accordance with the Consultation Guide. However, according to the latest announcement by the Board on its official website, the Board is now asked to report back to the Government by September 30, 2023. Whilst the outcome of the final report released to the public, the terms of reference for the review requires the Board to, among others, consider whether or not any changes to Australia’s taxation laws and/or their administration are warranted in the context of digital assets and transactions, both for retail and wholesale investors.

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

ASO is the Australian Government’s sanctions regulator and it operates under Australia’s Department of Foreign Affairs and Trade (DFAT). ASO is tasked with, among others, providing guidance on Australian sanctions law and works with other government agencies to monitor compliance with sanctions legislation. Australia adopts both the United Nations Security Council (UNSC) sanctions regimes and the Australian autonomous sanctions regimes as a matter of international law as well as a matter of Australian foreign policy. Penalties for breaching sanctions laws include up to ten years in prison and substantial fines.

Australia has in March and April 2022 extended its autonomous sanctions in relation to Russia. These sanctions measures are aimed at restrictions on exports and commercial activities, including providing and dealing with assets of designated persons or entities, and restrictions on certain imports including arms material, energy products such as oil, and gold. However, Sanctions Permits may be issued, subject to certain criteria.

Regulatory Overview of United States

The following sets forth a description of certain laws, regulations and government policies relating to cryptocurrencies and cryptocurrency mining in the United States, which we consider a key market for our overseas business.

We are not aware of any law that currently makes it per se illegal for a natural person or entity simply to possess, sell, or trade Bitcoin on its own behalf in connection with lawful transactions in the United States, provided that any transaction complies generally with applicable law. We are also not aware of any United States federal law that currently prohibits any legal entity or natural person from importing blockchain processing units, or BPUs, into the United States or manufacturing or selling BPUs within the United States. Nonetheless, in the United States, both the federal government and individual states have regulations in place that govern the offer, sale, and transmission of various types of cryptocurrency, including but not limited to Bitcoin, and the legal status of Bitcoin and other cryptocurrencies and digital assets continues to evolve. Nevertheless, the United States currently hosts a complex and rapidly evolving regulatory environment and we are subject to a wide range of laws and regulations enacted by U.S. federal, state and local governments, governmental agencies and regulatory authorities, including the Commodity Futures Trading Commission, the SEC, the Federal Trade Commission, or the FTC, and the Financial Crimes Enforcement Network of the U.S. Department of the Treasury, or FinCEN. Other regulatory bodies, governmental or semi-governmental, have shown an interest in regulating or investigating companies engaged in the blockchain or cryptocurrency businesses.

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

The status of most currently-existing cryptocurrencies and other digital assets as securities could impose significant restrictions on us or our customers with operations that are located in the United States or involve United States residents. Typically, offerings and distributions of securities in the United States are required to register with the SEC under the Securities Act and, in compliance with state law, with applicable state regulators. If the offering of a cryptocurrency or digital asset that can be mined using our products is deemed a security, miners may be required to cease mining that cryptocurrency or digital asset, which would negatively affect our business. In addition, if the Company were viewed as facilitating an illegal distribution of a cryptocurrency or digital asset, the Company could have liability associated with its product sales. Further, even if a cryptocurrency or digital asset that is considered to be a security is legally distributed under the U.S. federal and state securities laws, the miners of that cryptocurrency or digital asset could be viewed as statutory underwriters or as “brokers” subject to regulation under the Exchange Act because they are effecting transactions in those securities for a fee (i.e., mining rewards). This outcome would again potentially reduce the viability of our product sales and could also result in the Company incurring liability. Any of these developments could limit the future development of our business. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Risks Relating to Our Cryptocurrency, Blockchain and Mining Related Businesses— The current regulatory environment in foreign markets, and any adverse changes in those environments, could have material adverse impacts on our blockchain products business and our Fintech business.”

Under Section 5 of the Federal Trade Commission Act of 1914, which currently prohibits “unfair methods of competition in or affecting commerce, and unfair or deceptive acts or practices in or affecting commerce,” the FTC is authorized to “prevent persons, partnerships, or corporations, except banks [and certain other entities] from using unfair methods of competition in or affecting commerce and unfair or deceptive acts or practices in or affecting commerce.” Based upon a new “Policy Statement Regarding the Scope of Unfair Methods of Competition Under Section 5 of the Federal Trade Commission Act” issued on November 10, 2022, the FTC may now use Section 5 of the FTC Act to regulate “conduct that tends to cause potential harm similar to an antitrust violation, but that may or may not be covered by the literal language of the antitrust laws or that may or may not fall into a ‘gap’ in those laws.” In response, the FTC has been increasing its scrutiny of the digital assets sector, and has initiated various investigations into certain acts and practices of entities participating in the digital assets sector.

Further, FinCEN regulates “money transmitters,” including certain administrators and exchangers of cryptocurrencies, and state laws also regulate money transmission; more generally, cryptocurrency transactions may implicate a variety of federal and state laws designed to counter money laundering. In that regard it should be noted that U.S. Secretary of the Treasury Steven Mnuchin has indicated that federal regulators are specifically looking for potential money laundering activities involving cryptocurrency.

In addition, since there has been limited precedent set for the financial accounting of digital assets, it is unclear how we will be required to account for digital asset transactions (i.e. receiving or selling Bitcoin) or digital assets themselves. Internal Revenue Service Notice 2014-21 states that at federal level, “the sale or exchange of convertible virtual currency, or the use of convertible virtual currency to pay for goods or services in a real-world economy transaction, has tax consequences that may result in a tax liability.” Under Notice 2014-21, cryptocurrencies and other digital assets are treated as “property” for U.S. federal tax purposes and this position was reaffirmed by the IRS in a reminder issued in March 2018 (IR-2018-71). In 2019, the IRS further released Revenue Ruling 2019-24 and a set of “Frequently Asked Questions” (which have been periodically updated), that provide additional guidance, including guidance to the effect that, under certain circumstances, hard forks of digital currencies are taxable events giving rise to ordinary income and guidance with respect to the determination of the tax basis of virtual currency. However, this guidance does not address other significant aspects of the U.S. federal income tax treatment of cryptocurrency assets and related transactions. Mining, selling, and transacting in cryptocurrencies and other digital assets are all potentially taxable events for U.S. federal income tax purposes. United States state taxing authorities may adopt similar views on the taxability of cryptocurrencies and other digital assets.

Even considering the foregoing, regulations may substantially change in the future and it is presently not possible to know how regulations will apply to our businesses, or when they will be effective. As the regulatory and legal environment evolves, we may become subject to new laws and further regulation by the SEC and other agencies, which may affect our mining and other activities. For instance, various bills have been proposed in the U.S. Congress related to our business, which may be adopted and have an impact on us. Additionally, governmental agencies and regulatory authorities, such as the SEC, the CFTC, the FTC and the FinCEN may also enact regulations related to our business, which may have an impact on us. For example, the U.S. Department of the Treasury is expected to announce regulations pursuant to the Infrastructure Investment and Jobs Act passed in November 2021, which requires digital-asset brokers to turn over information on their clients’ transactions to the U.S. Internal Revenue Service. For example, if the Treasury Department were to classify Bitcoin miners as brokers for purposes of these rules, or impose an excise tax on electricity usage by digital asset miners, as described in General Explanations of the Administration’s Fiscal Year 2024 Revenue Proposals released by the Department of the Treasury on March 9, 2023, those actions would have an adverse impact on our business.

Sanctions Laws and Regulations

Following is a summary of the sanctions regime imposed by the United States. This summary does not intend to set out the laws and regulations relating to the United States sanctions in their entirety.

Trade Controls

Our business activities are subject to various restrictions under U.S. export and similar laws and regulations, as well as various economic and trade sanctions administered by OFAC. Further, various countries regulate the import of certain technology and have enacted or could enact laws that could limit our ability to provide customers with our products in those countries.

Economic sanction laws in the U.S. and other jurisdictions prohibit or otherwise restrict us and our officers, directors, and employees from engaging in transactions in, or relating to, certain countries, territories, individuals, and entities. In the U.S., OFAC, the U.S. Department of State, and the U.S. Department of Commerce administer and enforce laws, executive orders, and regulations establishing U.S. economic and trade sanctions. Such sanctions prohibit, among other things, transactions with, and the provision of services to, certain countries, territories, individuals, and entities. These persons and entities include specially designated nationals and other persons and entities targeted by OFAC sanctions programs. The lists of OFAC-restricted countries, territories, individuals, and entities, including the List of Specially Designated Nationals and Blocked Persons, as such list may be amended from time to time, can be found on the OFAC website at https://ofac.treasury.gov/. In addition, certain programs administered by OFAC prohibit dealing with individuals or entities in certain countries regardless of whether such individuals or entities appear on the lists maintained by OFAC. These types of sanctions and similar laws and regulations in non-U.S. jurisdictions may significantly restrict our business activities in certain countries or territories. The economic sanctions and related laws of different jurisdictions in which we conduct business also may conflict with one another, such that compliance with all applicable laws may be difficult. Failure to comply with OFAC or other relevant sanctions could have serious legal and reputational consequences, including civil and criminal penalties.

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

Ebang International Holdings Inc. is a holding company incorporated in Cayman Islands which does not have substantive operations. We conduct our businesses through our subsidiaries. Our principal subsidiaries consist of the following entities (in chronological order based on their dates of incorporation):

●	Zhejiang Ebang Communication Technology Co., Ltd., or Zhejiang Ebang, our majority-owned subsidiary and an onshore holding company established in the PRC on January 21, 2010, principally for holding our businesses in the design, manufacture and sale of telecommunications and blockchain processing equipment;

●	Zhejiang Ebang Information Technology Co., Ltd., or Ebang IT, our majority-owned subsidiary and an operating entity established in the PRC on August 11, 2010, principally for the design, manufacture and sale of telecommunications and blockchain processing equipment;

●	Hangzhou Dewang Information Technology Co., Ltd., or Hangzhou Dewang, our majority-owned subsidiary and an operating entity established in the PRC on December 31, 2015, principally for the design and manufacture of blockchain chips;

●	Ebang Communications (HK) Technology Limited, or HK Ebang Communications, formerly known as Hong Kong Bite Co., Ltd., our wholly-owned subsidiary and an operating entity established in Hong Kong on February 12, 2016, principally for the trading of blockchain chips;

●	Ebonex Australia Pty Ltd, or Ebonex Australia, our wholly-owned subsidiary and an operating entity established in Australia on April 22, 2021, principally for operating the cryptocurrency exchange platform Ebonex; and

●	Compass Global Holdings Pty Ltd, or Compass Global, which became our wholly-owned subsidiary in Australia through acquisition on March 21, 2022, principally for the cross-border payment and foreign exchange business.

The chart below summarizes our corporate structure and identifies the principal subsidiaries described above as of the date of this annual report:

(1)	The remaining 48.95% equity interests are owned by Huzhou Meiman Investment Management LLP, an unaffiliated third party.

(2)

On December 16, 2020, an affiliate controlled by Mr. Dong Hu, our chairman of the board of directors, chief executive officer and chief financial officer, acquired 0.0036% of the equity interests in Zhejiang Ebang Communication Technology Co., Ltd.

(3)	There is another Hong Kong entity within the Group named Ebang Trust Limited, whose ultimate parent is Ebang International Holdings Inc.

D.	Property, plants and equipment

Our business operation is headquartered in Hangzhou, Zhejiang. We currently occupy properties in other locations in China, including (1) other research and development bases in Shanghai and Wuhan, (2) one production facility in Hangzhou and (3) sales offices in Hangzhou, Shijiazhuang, Changsha, Guangzhou, Taizhou and Shenyang. We also currently occupy properties in other locations outside of China primarily in Singapore, Hong Kong, Australia and the Bahamas to operate and expand the Fintech businesses.

In addition, we are constructing our new headquarters in Linping District, Hangzhou which will comprise expanded production, research and development and office space, among other uses, in order to support our business growth. For more information on our expansion plan and the related properties, see “—Owned Properties.”

Leased Properties

The total gross floor area, or GFA, of our leased properties is approximately 9,043 square meters, or sq.m, our of which, approximately 1,391 sq.m are leased outside of China primarily in Singapore, Hong Kong, Australia and the Bahamas. These leased properties are used for research and development, sales and other offices. Our lease agreements mainly have a term of one to four years.

Owned Properties

As of December 31, 2022, we owned properties in two locations in China with a total GFA of approximately 33,888.08 sq.m. The following table sets forth the GFA of all properties owned by us:

Location	Approximate GFA
(sq.m.)

Wuhan, Hubei (research and development center)	390.68
Hangzhou, Zhejiang (Linping District)	33,497.40
Total	33,888.08

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

Overview

As a global blockchain technology and Fintech company, we have strong application-specific integrated circuit (ASIC) chip design capability. With years of industry experience and expertise, we have become a global Bitcoin mining machine producer. Based on our deep understanding of the Fintech industry and compliance with laws and regulations in various jurisdictions, we have launched professional, convenient and innovative Fintech service platforms.

We strive to expand into the upstream and downstream markets of the blockchain and Fintech industry value chain to diversify our offerings and achieve a more stable financial performance, by starting with the cryptocurrency mining and farming business, and expanding into further Fintech businesses. As of the date of this annual report, we have established two cryptocurrency exchange platforms and one cross-border payment and foreign exchange platform.

We believe our extensive experience in the blockchain and Fintech industry positions us well in our future endeavors. We intend to continue to concentrate our efforts in our blockchain and Fintech related businesses in 2023, specifically in Singapore, Hong Kong, Australia, New Zealand, the United States and Malaysia. Although we have not generated substantial revenue from such businesses to date, we carefully selected these countries and/or regions because of what we believe to be a Fintech-friendly regulatory environment.

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

Historically, fluctuation of the Bitcoin price significantly affected our results of operations and financial condition; in particular, a significant drop in Bitcoin price resulted in a material negative effect on the global financial market and our results of operation. Due to the COVID-19 pandemic and the Bitcoin halving event that occurred in 2020, the economic return of Bitcoin mining activities was further reduced as awards from solving a block was halved, which also affected the demand for our Bitcoin mining machines. As a result, our revenues from our blockchain products business decreased significantly to US$8.0 million in 2020. In 2021, the sustained outbreak of COVID-19 continued to disrupt our raw material supplies. Notwithstanding the foregoing, the price of Bitcoin has maintained at a high level with volatility, and investors returned to cryptocurrency and blockchain investment, which had a positive impact on the market. As a result, we generated revenues of US$39.8 million from our blockchain products business in 2021. With the continuous decline in Bitcoin prices in 2022, continuation of the COVID-19 pandemic and large cryptocurrency exchanges declaring bankruptcy starting the second half of 2022, investors have once again begun to invest cautiously. The shortage of overseas raw material supply has not improved, leading to a decline in our blockchain product revenue to US$25.8 million. We expect the volatility of the Bitcoin price to continue, which may significantly affect our business of operations and financial condition. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our results of operations have been and are expected to continue to be significantly impacted by the fluctuation of cryptocurrency prices, especially the price of Bitcoin”.  We expect our business and results of operations may be materially and adversely affected by the global market panics in the near term. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The global coronavirus COVID-19 outbreak has caused significant disruptions in our business, which we expect may continue to materially and adversely affect our results of operations and financial condition.”

A decrease in the expected economic returns of Bitcoin mining activities and the Bitcoin price may also lead to increase in inventory write-down and credit sales as a result of stagnant demand and decrease in average selling price for our Bitcoin mining machines, which may significantly affect our gross margin and extend the billing cycle of our products. The pandemic, the halving event in 2020 and trade sanctions from various countries led some investors to exercise caution. For example, we recorded write-down for the potentially obsolete, slow-moving inventory and lower of cost or market adjustment of US$3.6 million, US$2.2 million and US$6.5 million in 2020, 2021 and 2022, respectively. If we cannot maintain an appropriate inventory level, we may lose sales and market share to our competitors.

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

Performance and cost of our products

The pricing of and demand for our Bitcoin mining machines are closely related to their performance. In general, more advanced process technologies, such as the 7 nm and 8 nm process technology we designed, can accommodate designs that produce ASICs with higher power efficiency. The introduction of new process and design technologies also enables us to gradually lower the production costs of ASICs with comparable computing power. However, the application of such process technologies also commands high initial setup costs, particularly when the new production techniques first become available, which translates to higher per unit costs. We have successfully and independently completed the design of 6nm ASIC chips and the design of a chip for simultaneous Litecoin and Dogecoin mining in 2021. We currently focus on developing our proprietary 5nm-optimized ASIC chips and optimized mining machines for non-Bitcoin cryptocurrencies such as Litecoin. As a result, our new generation ASICs using the most advanced process technologies will need to achieve strong sales in order to justify the initial setup costs of the new production techniques and maintain our profitability. At the same time, as the most advanced production capabilities of IC foundries ramp up, the initial high unit cost for IC fabrication may also decrease, which will likely translate to lower fabrication costs and a positive effect on our business, results of operations and financial condition.

Competitiveness in research and development

We are a blockchain technology company with strong application-specific integrated circuit (ASIC) chip design capability, and research and development is key to the success of our blockchain and telecommunications products. Our research and development expenses were US$8.5 million, US$6.6 million and US$5.1 million in 2020, 2021 and 2022, respectively. The research and development expenses decreased due to the global outbreak of COVID-19, which resulted in, among others, travel restrictions, mandatory quarantines to our professional staff, and raw materials supply shortages from our overseas suppliers for research and development, which in turn resulted in lower research and development expenses. Notwithstanding COVID-19, we have resumed our research and development activities in the second half of 2020, and through unremitting efforts, we launched our first self-developed proprietary cryptocurrency exchange platform Ebonex in April 2021 and another self-developed proprietary cryptocurrency exchange platform, also branded Ebonex, in Australia in February 2022. Our exchange is designed to provide users with secure, fast, efficient, and stable trading services in multiple currencies and modes. In order to coordinate the development of our cross-border payment business, we launched our independently developed platform EbonFX in 2022. We will continue to focus on enhancing our product planning and research and development capabilities to enable us to introduce or improve products that can well address evolving customer needs in a timely manner. As existing competitors may introduce new technologies or provide more competitive offerings and more companies may enter the market to compete with us, competition may intensify in the future and consequently our competitiveness and market share may be affected. As a result, our ability to continue offering new and enhanced ASIC chips for Bitcoin mining as well as competitive products and technologies will have a significant impact on our results of operations.

Regulatory environment

We sell mining machines to customers in China and overseas markets. We have historically generated most of our revenues in our blockchain products business from customers in China. We intend to grow our overseas sales in the future. In addition, we also intend to expand into certain new business, such as cryptocurrency mining business and cryptocurrency exchange business. As such, we need to make efforts and incur costs to comply with laws and regulations relating to our business in various jurisdictions. We are subject to certain regulatory uncertainties. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry— It is now illegal to engage in digital asset transactions including Bitcoin mining operations in China, the ruling of which may adversely affect us”, “Item 3. Key Information—D. Risk Factors— Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations and financial condition”, “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Cryptocurrency, Blockchain and Mining Related Businesses—The current regulatory environment in foreign markets, and any adverse changes in those environments, could have material adverse impacts on our blockchain products business and our Fintech business” and “—Overseas Expansion” below. If the PRC government or a government in any other jurisdiction changes its policy or regulations to prevent or limit the development of Bitcoin or cryptocurrencies generally, the price of Bitcoin and the demand for our mining machines as well as the future development of our proposed cryptocurrency related business would decrease or fail, and our business operations and financial results could be adversely affected. Therefore, our ability to comply with government policies and regulations, and to anticipate and respond to potential changes in government policies and regulations will have a significant impact on our business operations and our overall results of operations.

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

Expansion and diversification of our product and service offerings

Our blockchain products business has historically contributed most of our revenues. We intend to diversify our product and service offerings and achieve more stable performance by expanding into the upstream and downstream markets of the blockchain and Fintech industry value chain. We believe if successful, the development our new businesses will be a key driver for our stable and sustainable growth in the future. We intend to expand our mining machine hosting services and establish mining farms overseas to provide centralized services to miners. We also intend to commence proprietary Bitcoin mining overseas by employing our own mining machine inventory during the market downcycles, the success of which depends on many factors, such as the advancement of computing efficiency, the fluctuation of cryptocurrency prices and the popularity of cryptocurrencies in real economy. We expect the costs for preparation and commencement of our proprietary mining to mainly include energy consumption fees.

We have begun exploring and developing a cryptocurrency exchange business by launching our self-developed proprietary cryptocurrency exchange platform in 2021. We continuously apply for compliance licenses in strictly selected regions to facilitate our Fintech businesses. As of the date of this annual report, we have established two cryptocurrency exchange platforms and a cross-border payment and foreign exchange business. See “—Overseas Expansion” below. Meanwhile, we are focused on application development, regulatory compliance and talent recruitment to ramp up execution of our Fintech business plans for the expansion in these countries. However, if our operations at these jurisdictions or our execution of business plan prove incorrect, we may incur additional expenses or losses.

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

Product mix

We develop, manufacture and sell a range of blockchain and telecommunications products. The sales of blockchain products accounted for, 42.3%, 77.3% and 79.8% of our total revenues for 2020, 2021 and 2022, respectively, and the sales of telecommunications products accounted for 8.6%, 16.7% and 11.6% of our total revenues for 2020, 2021 and 2022. With the volatility of Bitcoin price and the stagnation of industrial chain caused by COVID-19, the performance of our blockchain product business has fluctuated significantly. Our profitability and financial performance could be affected by the mix of products manufactured and sold in a particular period. In 2022, we have launched cryptocurrency currency exchanges and cross-border payment businesses, as we are still at an early stage of development of this business sector, the Fintech service businesses accounted for only 8.3% of our total revenue.

Overseas Expansion

From August 2020 to February 2023, we established our wholly-owned subsidiaries in Canada, Australia, Singapore, Hong Kong, the Bahamas, New Zealand and Malaysia to apply for Fintech business related licenses and wholly-owned subsidiaries in the United States in accelerating the construction of compliant mining farms in North America. We carefully selected these countries and/or regions because of what we believe to be a Fintech-friendly regulatory environment. We are at an initial stage of executing our plan to launch Fintech businesses to capture the growth opportunity along the value chain of the blockchain and Fintech industry. As of the date of this annual report, we have received the MSB License from the Financial Transactions and Reports Analysis Centre of Canada, which allows us to engage in foreign exchange dealing, money transferring and dealing in virtual currencies in Canada; registration approval from AUSTRAC as digital currency exchange, which allows us to provide cryptocurrency exchange services in Australia; acquired a company with an AFSL for engaging in financial services in Australia; registration approval as an independent remittance dealer on the AUSTRAC Remittance Sector Register, which allows us to provide remittance services in Australia; the TCSP license and registration approval as a Trust Company from the Company Registry in Hong Kong, which allows us to carry on a trust or company service business; the MSO license from the Customs and Excise Department in Hong Kong, which allows us to operate money changing and remittance services; the Type 4 and 9 licenses from the Securities and Futures Commission in Hong Kong, which allows us to carry on advising on securities and asset management service; registered as a Digital Asset Business and a Firm Dealing in Securities as Agent or Principal, Arranging Deals, Managing Securities and Advising on Securities from the Securities Commission of the Bahamas, which allows us to carry on digital asset business activities and securities activities in and from the Commonwealth of the Bahamas. In April 2021, we launched our first self-developed proprietary cryptocurrency exchange platform Ebonex and in February 2022, we launched another self-developed proprietary cryptocurrency exchange platform, also branded Ebonex, in Australia. On top of that, in March 2022, we established a cross-border payment and foreign exchange business in Australia, through the acquisition of an Australian company with an AFSL, and in the fourth quarter of 2022, we launched our self-developed proprietary cross-border payment and foreign exchange platform, EbonFX, targeting qualified investors subject to compliance with applicable laws in the jurisdictions EbonFX operates. We are also in the process of obtaining additional and/or relevant licenses and approvals for our subsidiaries in Singapore, Hong Kong, Australia, New Zealand and Malaysia. If and once obtained, the licenses will allow us to operate additional Fintech businesses in such countries and regions. Meanwhile, we are focused on application development, regulatory compliance and talent recruitment to ramp up execution of our new business plans for the expansion in these countries. We expect such ramp-up will support our future operations and our compliance with local rules and regulations. Our expenses to date to implement our new business plans, including establishing in Canada, Australia, Singapore, Hong Kong, the Bahamas, New Zealand, the United States and Malaysia, have been mainly on server rentals, application development, regulatory compliance, talent acquisition and offices rentals to set up blockchain and Fintech businesses in the abovementioned countries and regions. There is no guarantee that we will receive any additional required approvals and licenses for our proposed business in these jurisdictions in a timely manner or on commercially reasonable terms, or at all, or that we will commence the proposed business as planned, or at all. If our operations at these jurisdictions or our execution of business plan proves incorrect, we may incur additional expenses or losses.

Any restrictions imposed by a foreign government could force us to restructure operations, perhaps significantly, which could result in significant costs and inefficiencies that harm our profitability, or even cause us to cease operations in the applicable jurisdiction. Fintech is a recent technological innovation and the regulatory schemes to which Fintech businesses may be subject have not been fully explored or developed by foreign jurisdictions. Thus, Fintech faces an uncertain regulatory landscape in many foreign jurisdictions. Various foreign jurisdictions may from time to time adopt laws, regulations or directives that affect our Fintech businesses. Due in part to its international nature and the nascent stage of regulation, along with the limited experience with Fintech, and language barriers between international journalists, translators and regulators, information regarding the regulation of Fintech in various jurisdictions may be incomplete, inaccurate or unreliable. As both the regulatory landscape develops and journalistic familiarity with Fintech increases, mainstream media’s understanding of Fintech and the regulation thereof may improve. As we enter into the markets in Australia, Singapore, Hong Kong, the Bahamas, New Zealand, the United States and Malaysia, we expect to continue to monitor the local regulations regarding Fintech service platforms and retain local regulatory counsels. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Cryptocurrency, Blockchain and Mining Related Businesses—The current regulatory environment in foreign markets, and any adverse changes in those environments, could have material adverse impacts on our blockchain products business and our Fintech business,” “Item 3. Key Information—D. Risk Factors—If we are unable to manage our growth or execute our strategies effectively, our business, results of operations and financial condition may be materially and adversely affected” and “Item 3. Key Information—D. Risk Factors— We may not successfully develop, market or launch any future Fintech businesses or continue operating our existing Fintech businesses” for details of the associated risks.

Key Components of Results of Operations

Revenues

Revenues represent the sales of goods supplied and services provided to customers in our blockchain products and telecommunications businesses, and provision of services to our customers, primarily mining machine hosting services and the newly established Fintech businesses. We used to generate revenues primarily from our blockchain products business and mining machine hosting service, mainly including sales of Bitcoin mining machines and related accessories and mining machine hosting services. However, we have halted all mining machine custody services in the PRC at the end of April 2021. The combined impact of COVID-19 and Bitcoin halving event in 2020 significantly affected the expected returns on Bitcoin related activities such as mining, and in turn resulted in a much lower demand and average selling price of our Bitcoin mining machines. In 2021, the spreading of COVID-19 continued to disrupt our raw material supplies; however, the price of Bitcoin has maintained at a high level with volatility, and investors returned to digital currency and blockchain investment, which had a positive impact on the market. Our revenue in 2021 therefore increased significantly compared with 2020. With the continuous decline in Bitcoin prices in 2022, as well as the continuation of the COVID-19 pandemic and large cryptocurrency exchanges declaring bankruptcy starting the second half of 2022, investors have once again begun to invest cautiously. The shortage of overseas raw material supply has not improved, resulting in a decrease in our blockchain product revenue compared to the previous year.

The following table sets forth the breakdown of our revenues by category, both in absolute amount and as a percentage of total revenues for each category for the periods indicated:

	Years Ended December 31,
	2020		2021		2022
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Product sales – Bitcoin mining machines and related accessories	8,039	42.3	39,756	77.3	25,800	79.8
Product sales – Telecommunications	1,638	8.6	8,567	16.7	3,737	11.6
Service – Management and maintenance(1)	9,327	49.1	3,127	6.0	86	0.3
Service - Fintech	-	-	-	-	2,705	8.3
Total	19,004	100	51,450	100	32,328	100

(1)

Primarily includes service fee of mining machine hosting services, maintenance services and training services. As we have halted all mining machine custody services in the PRC at the end of April 2021, our service revenue decreased since 2021. The breakdown of service revenues is set forth below for the periods indicated:

	Years Ended December 31,
	2020		2021		2022
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Mining machine hosting services	9,142	98.0	2,814	90.0	-	-
Maintenance services and others	185	2.0	258	8.2	79	91.6
Training services	-	-	55	1.8	7	8.4
Total	9,327	100.0	3,127	100.0	86	100

We have historically generated a significant portion of our revenues from sales in China. Only a small proportion of our revenues was generated from sales to customers located in other countries and regions, including exports to Hong Kong, the United States, Central Asia and Southeast Asia. Due to the impact of COVID-19, our overseas sales have decreased in 2020 and 2021, however, with the overseas Fintech business we launched in 2022, our overseas market share has slightly rebounded in 2022. The following table sets forth the breakdown of our revenues by geographical location of our customers, both in absolute amount and as a percentage of total revenue, for the periods indicated:

	Years Ended December 31,
	2020		2021		2022
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
China	18,962	99.8	51,433	100.0	29,624	91.6
Overseas(1)	42	0.2	17	0.0	2,704	8.4
Total	19,004	100.0	51,450	100.0	32,328	100.0

(1)	Includes sales to Hong Kong.

Product Sales – Bitcoin Mining Machines and Related Accessories

Revenues from sales of blockchain products primarily comprises sales of Bitcoin mining machines, related modules and accessories. We generated 41.2%, 77.0% and 79.7% of our revenue from sales of Bitcoin mining machines in 2020, 2021 and 2022. Revenues from sales of our Bitcoin mining machines are primary affected by the number of Bitcoin mining machines sold and their average selling price. The following table sets forth the breakdown of sales volume and average selling price (per unit) of mining machines delivered for the periods indicated:

	Years Ended December 31,
	2020			2021			2022
	Revenue	Sales volume	Average selling price per unit	Revenue	Sales volume	Average selling price per unit	Revenue	Sales volume	Average selling price per unit
	(US$ in thousands)	(Unit)	(US$)	(US$ in thousands)	(Unit)	(US$)	(US$ in thousands	(Unit)	(US$)
Mining machines:
Ebit E9 Series(1)	-	-	-	16,467	22,505	732	25,769	34,404	749
Ebit E10 Series(2)	-	-	-	23,129	45,073	513	-	-	-
Ebit E12	7,433	10,921	681	40	83	482	-	-	-
Ebit E15	395	309	1280	-	-	-	-	-	-
Total(3)	7,828	11,230	697	39,636	67,661	586	25,769	34,404	749

(1)

Mainly include Ebit E9.1, Ebit E9.2, Ebit E9.3, Ebit E9.5, E9.6, Ebit E9+, Ebit E9i and Ebit E9i+ series

We have recognized RMB106 million (approximately $16.4 million) and RMB166 million (approximately $24.7 million) in revenue in the years ended December 31, 2021 and 2022, as a result of payment received from one of the customers following a court mediation related to a claim the Company brought against the customer for mining machine sales in November 2019. Pursuant to the mediation, the customer would pay us RMB272 million. During the year ended December 31, 2018 when the sales contract was entered into, we determined that the customer did not have the intent or ability to pay as the amounts became due and therefore the collection was not probable. As a result, no revenue was recognized upon the shipments of the mining machines. The total of RMB272 million has been recognized as revenue pursuant to ASC 606 because the contract has been terminated and the consideration received is nonrefundable. We recognize revenues only to the extent of the consideration received as the collection of the remaining consideration still involves uncertainty.

In addition, we also recognized RMB7.4 million (approximately $1.1 million) in revenue in the year ended December 31, 2022, as a result of payment received from one of the customers following a court mediation related to a claim the Company brought against the customer for mining machine sales in January 2019. Pursuant to the mediation, the customer would pay us RMB73.6 million. During the year ended December 31, 2018 when the sales contract was entered into, we determined that the customer did not have the intent or ability to pay as the amounts became due and therefore the collection was not probable. As a result, no revenue was recognized upon the shipments of the mining machines. The total of RMB7.4 million has been recognized as revenue pursuant to ASC 606 because the contract has been terminated and the consideration received is nonrefundable. We recognize revenues only to the extent of the consideration received as the collection of the remaining consideration still involves uncertainty.

(2)	Mainly include Ebit E10 and Ebit E10+ series, including Ebit E10.1, Ebit E10.2, Ebit E10.3, Ebit E10.5, E10B and E10C.

(3)	Exclude revenues from sales of in-process mining machines.

The average selling price of our Bitcoin mining machines changes from period to period and is primarily affected by the Bitcoin price and expected economic returns on Bitcoin mining activities, and the performance of the mining machines.

The Bitcoin price and expected economic returns on Bitcoin mining activities could significantly affect the demand of mining machines and in turn the average selling price of Bitcoin mining machines. See “—Key Factors Affecting Our Results of Operations” for details of factors affecting economic return on Bitcoin mining activities and the market demands. Particularly, a significant fluctuation in Bitcoin price in a short period of time could significantly reverse the trend of average selling price of Bitcoin mining machines in certain periods of time. For example, a significant drop in the Bitcoin price in the first quarter of 2020, third and fourth quarters of 2021 and a continuous decline throughout 2022, significantly reduced the average selling price of Bitcoin mining machines in the same periods. Meanwhile, due to the combined impact of COVID-19 and Bitcoin halving event in 2020, which significantly affected the expected returns on Bitcoin related activities such as mining, it negatively affected the average selling price of Bitcoin mining machines. The unprecedented uncertainty and volatility in the COVID-19 environment has an adverse impact on the supply chain of raw materials. With limited raw materials, we have optimized the hardware architecture to ensure the competitiveness of our products.

In addition, the average selling price of Bitcoin mining machines is also significantly affected by the performance of the Bitcoin mining machines. The following table sets forth the revenue, total computing power sold and average selling price (per TH/s) of our own brand mining machines for the periods indicated:

	Years Ended December 31,
	2020			2021			2022
	Revenue	Total computing power sold	Average selling price per TH/s	Revenue	Total computing power sold	Average selling price per TH/s	Revenue	Total computing power sold	Average selling price per TH/s
	(US$ in thousands)	(TH/s)	(US$)	(US$ in thousands)	(TH/s)	(US$)	(US$ in thousands)	(TH/s)	(US$)
Mining machines:
Ebit E9 Series(1)	-	-	-	16,467	270,060	61	25,769	408,453	63
Ebit E10 Series(2)	-	-	-	23,129	1,199,390	19	-	-	-
Ebit E12	7,433	480,524	15	40	3,652	11	-	-	-
Ebit E15	395	18,540	21	-	-	-	-	-	-
Total(3)	7,828	499,064	16	39,636	1,473,102	27	25,769	408,453	63

(1)

Mainly include Ebit E9.1, Ebit E9.2, Ebit E9.3, Ebit E9.5, E9.6, Ebit E9+, Ebit E9i and Ebit E9i+ series. RMB106 million (approximately $16.4 million) and RMB173.4 million (approximately $25.8 million) revenue were recognized in the year ended December 31, 2021 and 2022, as a result of payment received from two of the customers following court mediations. Refer to our discussion above.

(2)	Mainly include Ebit E10 and Ebit E10+ series, including Ebit E10.1, Ebit E10.2, Ebit E10.3, Ebit E10.5, E10B and E10C.

(3)	Exclude revenues from sales of in-process mining machines.

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

We generate service revenues mainly from mining machine hosting services and other maintenance services. Revenues from provision of mining machine hosting services was US$9.1 million, US$2.8 million and nil in 2020, 2021 and 2022, representing 98.0% a, 90.0% and 0% of our total service revenues, respectively. We provided mining machine hosting services only to buyers of our Bitcoin mining machines, and typically entered into separate service agreements with these buyers for such services. We have halted all mining machine custody services in the PRC at the end of April 2021. Revenues from mining machine hosting services mainly include hosting service fees we charge to our customers, which is primarily calculated based on the amount of power consumption (the number of kWh) and the average service fee per kWh. The average service fee per kWh is primarily affected by the utility cost. The average service fee per kWh was generally US$0.04 throughout 2020 and April 2021.

Service - Fintech Businesses

Revenue from our Fintech businesses include transaction fees and service fees charged for cross-border payment and foreign exchange services provided to customers as well as service fees charged for cryptocurrency exchange business. We have launched our proprietary cryptocurrency exchange platform Ebonex to promote our cryptocurrency exchange business, with qualified customers trading various virtual currencies on our platform. Revenue generated from our cryptocurrency exchange business is negligible in 2022. In addition, in order to coordinate the development of our global payment business, we launched the independently developed cross-border payment and foreign exchange platform EbonFX to provide qualified customers with cross-border payment and foreign exchange services. As we are still at an early stage of development in this business sector, the Fintech service businesses accounted for only 8.3% of our total revenue in 2022.

Cost of Revenues

Cost of revenues for our mining machines and telecommunications products represents costs and expenses directly attributable to the manufacture of our products sold and delivered, which primarily comprises of costs of (1) raw materials, components and parts including wafers; (2) production overhead, including mainly packaging and testing costs, subcontracting cost, amortization and depreciation of intangible assets, production equipment and utilities; (3) direct labor including cost to our production staff and outsourced production workers; and (4) inventory write-down due to the impact of COVID-19 and the Bitcoin halving event in 2020, and continued decline in cryptocurrency prices in 2022, which in turn resulted in a significant decrease in the selling price of our Bitcoin mining machines. We examined and recorded write-down for the potentially obsolete, slow-moving inventories and lower of cost or market adjustment of US$3.6 million, US$2.2 million and US$6.5 million in 2020, 2021 and 2022.

Our average cost of mining machine per unit primarily comprises of and is mainly affected by the unit cost of wafer, number of ASIC chips used, and the types and costs of other components included in or sold with the mining machines. The average per unit cost of wafers is affected by our purchase volume and technology advancement. We generally incur higher per unit cost for models with better performance. The average cost of our mining machine per unit was US$952, US$165 and US$134 in 2020, 2021 and 2022, respectively. As our mining machine revenue for 2022 was all generated from the payments received from two customers following related court mediations related to claims the Company brought against the customers for mining machine sales in January and November 2019, respectively, cost of revenue for 2022 is nil.

Cost of revenues for mining machine hosting services provided by us primarily consists of space leasing fees, infrastructure and equipment related expense, utility expenses and salaries paid to related staffs. Since the hosting service was halted in 2021, the cost of revenue for hosting services in 2022 is a result of VAT impairments in connection with the disposal of Wuhai Ebang.

Cost of Fintech services primarily consists of commission paid to direct sales staff and service fee paid to third party platform providers before we launched our self-developed cross-border payment and foreign exchange platform EbonFX.

The following table sets forth the breakdown of our cost of revenues by category, both in absolute amount and as a percentage of the cost of revenues, for the periods indicated:

	Years Ended December 31,
	2020		2021		2022
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Product sales – Bitcoin mining machines and related accessories	11,394	52.0	12,839	57.8	6,343	37.5
Product sales – Telecommunications	1,715	7.8	6,505	29.2	6,170	36.5
Service – Management and maintenance	8,795	40.2	2,883	13.0	2,833	16.7
Service – Fintech	-	-	-	-	1,570	9.3
Total	21,904	100.0	22,227	100.0	16,916	100.0

Gross Profit/Loss

Our gross profit/loss of sales of Bitcoin mining machines are primarily affected by Bitcoin prices, which have a significant effect on the average selling price of our products, and, to a lesser extent, the average per unit production costs of our Bitcoin mining machines, which in turn resulted in a much lower demand and average selling price of our Bitcoin mining machines, thereby leading to lower revenues. A decrease in the Bitcoin price and expected economic returns of Bitcoin mining activities could lead to increase in write-down for the potentially obsolete, slow-moving inventories and lower of cost or market adjustment as a result of stagnant demand and decrease in average selling price for our Bitcoin. Due to the significant impact of COVID-19 and Bitcoin halving event in 2020 and continued decline in cryptocurrency prices in 2022, which in turn a significant decrease in the selling price of our Bitcoin mining machines, we recorded write-down for the potentially obsolete, slow-moving inventories and lower of cost or market adjustment of US$3.6 million, US$2.2 million and US$6.5 million in 2020, 2021 and 2022, respectively. Since 2021, countries have been chattering about trade wars and COVID-19 has continued to spread with variants. Notwithstanding the foregoing, the price of Bitcoin has maintained at a high level with volatility, and enterprises have also actively resumed production globally, with investors returning to digital currency and blockchain investment. Our revenue has increased significantly compared with the previous year. The increase in gross profit for the year ended December 31, 2022 is mainly attributable to revenue recognized following our receipt of RMB166 million (approximately $24.7 million) payment from a former customer as a result of a court mediation. Refer to our discussion on revenues above.

Our gross profit/loss and gross profit/loss margin of mining machine hosting services provided by us are primarily affected by the average service fees we charge our customers. See “—Results of Operations—Revenues—Service—Management and Maintenance” for factors that could affect the average service fee.

Our gross profit/loss and gross profit/loss margin of sales of telecommunications products are primarily affected by the market price of the product and our cost of revenues.

Our gross profit and gross profit margin of Fintech services are primarily affected by the market price of the third-party service provider and percentage of commissions we paid to sales employees.

The following table sets forth our gross profit/loss by category for the periods indicated:

	Years Ended December 31,
	2020	2021	2022
	US$	US$	US$
	(in thousands)
Product sales – Bitcoin mining machines and related accessories	(3,355)	26,917	19,457
Product sales – Telecommunications	(77)	2,062	(2,433)
Service – Management and maintenance	532	244	(2,747)
Service - Fintech	-	-	1,135
Total	(2,900)	29,223	15,412

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of the total operating expenses, for the periods indicated:

	Years Ended December 31,
	2020		2021		2022
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Selling expenses	925	3.9	1,419	5.2	1,956	3.1
General and administrative expenses(1)	22,822	96.1	25,774	94.8	61,450	96.9
Total operating expenses	23,747	100.0	27,193	100.0	63,406	100.0

(1)	Include research and development expenses and other general and administrative expenses. See “—Results of Operations—Operating Expenses—General and Administrative Expenses” for details.

Selling expenses

Selling expenses include (1) sales service costs incurred from provision of customer services; (2) traveling costs of our sales and marketing staff and transportation costs for delivery of blockchain and telecommunications products; and (3) salaries and benefits of our sales and marketing staff; and (4) others, such as conference costs and lease payment for our sales office.

General and administrative expenses

General and administrative expenses primarily include research and development expenses and administrative expenses. Administrative expenses include primarily (1) professional fees, mainly legal service fees and consultant service fees for provision of financing and listing related services to us; (2) salaries and benefits of our management, finance, operations and other staff and outsourced administrative staff; (3) other miscellaneous administrative expenses, such as bad debt expense, entertainment expense, utilities, and rental and office expenses; and (4) depreciation expense of property, plant and equipment, amortization expense and impairment expense primarily relating to intangible assets.

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

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, Ebang International Holdings Inc. is not subject to tax on income or capital gain. Additionally, upon payment of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Our subsidiaries incorporated in the British Virgin Islands, primarily Orient Plus International Limited, Power Ebang Limited, Tower Lead Limited, Summit King Limited, Ebang Communication Limited, Ebonex International Limited, and Leader Forever Holdings Limited are incorporated in the BVI and under the current laws of the British Virgin Islands, are not subject to tax on income or capital gain. In addition, payments of dividend by these subsidiaries to their shareholders are not subject to withholding tax in the BVI.

Australia

Our subsidiaries incorporated in Australia are subject to Australian Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Australia tax laws. The Australian Income Tax had significant changes progressively since June 30, 2017. From July 1, 2022, companies that are base rate entities must apply the 25% company tax rate. A company is a base rate entity for an income year if 1) the company’s aggregated turnover for that income year is less than AUD50 million of that income year, and 2) it has 80% or less of their assessable income in that income year that is base rate entity passive income. Thus the applicable tax rate is 25% for the Company on assessable profits arising in or derived from Australia.

Hong Kong

Our subsidiaries incorporated in Hong Kong, primarily HK Ebang Communications, HongKong Ebang Technology Co., Limited (“HK Ebang Technology”), HongKong Ebang Information Co., Limited (“HK Ebang Information”), HK Ebang Digital, Ebang Digital Asset Management Limited (“Ebang Digital Asset Management”), Ebang Digital Asset Custody Limited (“Ebang Digital Asset Custody”), Ebang Trust Limited (“Ebang Trust”) and Ebang Financial Services Limited (“Ebang Financial Services”) are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 8.25% on assessable profits arising in or derived from Hong Kong up to HKD2,000,000 and 16.5% on any part of assessable profits over HKD2,000,000.

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

Results of Operations

The following table sets forth our selected consolidated profit or loss data in absolute amount, for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Years Ended December 31,
	2020	2021	2022
	US $	US $	US $
	(in thousands)
Revenues	19,004	51,450	32,328
Product sales – Bitcoin mining machines and related accessories	8,039	39,756	25,800
Product sales – Telecommunications	1,638	8,567	3,737
Service – Management and maintenance	9,327	3,127	86
Service – Fintech	-	-	2,705
Cost of revenues	(21,904)	(22,227)	(16,916)
Gross profit (loss)	(2,900)	29,223	15,412
Operating expenses:
Selling expenses	925	1,419	1,956
General and administrative expenses	22,822	25,774	61,450
Total operating expenses	23,747	27,193	63,406

Gain on disposal of subsidiaries	-	-	(6)
Income (loss) from operations	(26,647)	2,030	(47,988)
Other income (expenses):
Interest income	824	1,780	4,363
Interest expenses	(728)	(4)	-
Other income	82	133	1,034
Loss from investment	-	(3,657)	(510)
Exchange gain (loss)	(288)	1,780	(2,161)
Government grants	4,007	435	82
Other expenses	(109)	(108)	(650)
Total other income	3,788	359	2,158
Income (loss) before income taxes provision (benefit)	(22,859)	2,389	(45,830)
Income taxes provision (benefit)	9,252	(379)	(73)
Net income (loss)	(32,111)	2,768	(45,757)
Less: net loss attributable to non-controlling interest	(1,436)	(1,663)	(1,869)
Net income (loss) attributable to Ebang International Holdings Inc.	(30,675)	4,431	(43,888)

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues. We recognized RMB173.4 million in revenue in 2022 following our receipt of RMB173.4 million (approximately US$25.8 million) payment from two former customers as a result of court mediations. Our revenues decreased by 37.2% to US$32.3 million in 2022 from US$51.5 million in 2021, primarily due to the following reasons: 1) Bitcoin price’s continued decrease and large cryptocurrency exchange platforms declaring bankruptcy in 2022 led to investors being increasingly cautious in investment. 2) Our chip suppliers have reduced their production capacity due to the impact of COVID-19, resulting in our inability to produce at full capacity, insufficient inventory and inability to meet the market demand. With limited raw materials, we optimized the hardware structure to ensure our products’ competitiveness. 3) We have halted all mining machine custody services in the PRC at the end of April 2021, which resulted in nil in revenue in this segment for 2022.

Cost of revenues. Our cost of revenues decreased by 23.9% to US$16.9 million in 2022 from US$22.2 million in 2021, which is primarily due to a decrease in cost of revenues as a result of a decrease in sales. Our cost of revenues for 2022 primarily consists of 1) impairment charge on write-downs for the potentially obsolete, slow-moving inventory and lower of cost or market; 2) VAT recoverable impairment of $4.5 million recorded in 2022 which was mainly associated with disposal of Wuhai Ebang.

Gross profit. As a result of the foregoing, we recorded a gross profit of US$15.4 million in 2022 compared to US$29.2 million in 2021.

Operating expenses. Our total operating expenses increased by 133.2% to US$63.4 million in 2022 from US$27.2 million in 2021, primarily due to increases in both selling expenses and general and administrative expenses.

●	Selling expenses. Our selling expenses increased by 37.9% to US$2.0 million in 2022 from US$1.4 million in 2021, mainly due to increased advertising and marketing expenses occurred in relation to development of our Fintech businesses.

●	General and administrative expenses. Our general and administrative expenses increased by 138.4% to US$61.5 million in 2022 from US$25.8 million in 2021, primarily due to increases in amortization expenses and impairment losses relating to intangible assets and employee stock ownership plan related expenses.

Gain from disposal of subsidiaries. Our gain from disposal of subsidiaries increased by 100% to US$0.006 million in 2022 from nil in 2021, primarily due to the disposal of Ebang Hongling and Wuhai Ebang during 2022.

Income (loss) from operations. As a result of the foregoing, our loss from operations was US$48.0 million in 2022 compared to income from operation of US$2.0 million in 2021.

Interest income. Our interest income increased by 145.1% to US$4.4 million in 2022 from US$1.8 million in 2021, primarily due to the interest income from our investments in term deposit and financing products in 2022.

Other income. Our other income increased by 674.4% to US$1.0 million in 2022 from US$0.1 million in 2021, primarily due to the liability waived before the deregistration of a subsidiary.

Loss from investment. Our loss from investment decreased by 86.1% to US$0.5 million in 2022 from loss from investment of US$3.7 million in 2021, mainly due to an investment loss of $3.9 million incurred from marketable securities in 2021 and only US$0.6 million incurred in 2022.

Exchange gain (loss). Our exchange loss was US$2.2 million in 2022 compared to the exchange gain with the amount of US$1.8 million in 2021, primarily due to the currency fluctuation on our foreign currency denominated assets and liabilities.

Government grants. Our government grants decreased by 81.2% to US$0.08 in 2022 from US$0.4 million in 2021, primarily due to the decrease of non-recurring rebates from local government.

Income taxes benefit. Our income taxes benefit decreased by 80.7% to US$0.07 million in 2022 compared to US$0.4 million in 2021, primarily due to the allowance on the deferred tax assets based on the economic forecast of the Company’s operation in relation to the realization of such deferred tax assets.

Net income (loss). As a result of the foregoing, our net loss decreased to US$45.8 million in 2022 from net income of US$2.8 million in 2021.

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

As of December 31, 2022 and 2021, our cash and cash equivalents were US$251.3 million and US$239.9 million. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and time deposits placed with banks or other financial institutions and have original maturities of less than three months.

We believe that our existing cash and cash equivalents, anticipated cash raised from financings, and anticipated cash flow from operations, will be sufficient to meet our anticipated cash needs for the next 12 months from the date of this annual report. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth our selected consolidated cash flow data for the periods indicated:

	Years Ended December 31,
	2020	2021	2022
	US$	US$	US$
	(in thousands)
Net cash provided by (used in) operating activities	(15,539)	(15,850)	4,297
Net cash provided by (used in) investing activities	(63,181)	(6,511)	6,609
Net cash provided by financing activities	92,059	248,284	-
Effect of foreign exchange on cash, cash equivalents and restricted cash	(4,993)	880	394
Net increase in cash, cash equivalents and restricted cash	8,346	226,803	11,300
Cash, cash equivalents and restricted cash at the beginning of the year	5,778	14,124	240,927
Cash, cash equivalents and restricted cash at the end of the year	14,124	240,927	252,227

Operating Activities

Net cash provided by operating activities for 2022 was US$4.3 million, which primarily reflected our net loss of US$45.8 million as mainly adjusted for (1) depreciation and amortization expenses of US$10.7 million, (2) write-down for the potentially obsolete, slow-moving inventories and lower of cost or market adjustment of US$6.5 million, (3) impairment of intangible assets adjustments of US$20.7 million, (4) impairment of VAT recoverable adjustments of US$4.5 million, (5) provision for credit loss of US$3.8 million, (6) share-based compensation of US$3.9 million，7) loss on foreign currency transactions of US$2.2 million and (8) changes in working capital. Adjustment for changes in working capital primarily consisted of (i) a decrease of US$10.4 million in net prepayments and other current assets, (ii) a decrease of US$2.9 million in net accounts receivable, (iii) a decrease of US$14.1 million in accrued liabilities and other payables.

Net cash used in operating activities for 2021 was US$15.8 million, which primarily reflected our net income of US$2.8 million as mainly adjusted for (1) depreciation and amortization expenses of US$6.3 million, (2) write-down for the potentially obsolete, slow-moving inventories and lower of cost or market adjustment of US$2.2 million, (3) impairment of property plant and equipment adjustments of US$3.1 million and (4) changes in working capital. Adjustment for changes in working capital primarily consisted of (i) an increase of US$3.8 million in VAT recoverable, (ii) an increase of US$5.4 million in net inventories, (iii) a decrease of US$18.3 million in accrued liabilities and other payables.

Net cash used in operating activities for 2020 was US$15.5 million, which primarily reflected our net loss of US$32 million as mainly adjusted for (1) depreciation and amortization expenses of US$7.2 million, (2) write-down for the potentially obsolete, slow-moving inventories and lower of cost or market adjustment of US$3.6 million, (3) Allowance for doubtful accounts adjustments of US$2.7 million, (4) deferred income taxes adjustments of US$8.6 million, and (5) changes in working capital. Adjustment for changes in working capital primarily consisted of (i) a decrease of US$9.7 million in inventory due to the reduced amount of mining machine orders received and anticipated for our mining machines in response to the combined impact of COVID-19 and Bitcoin halving event, (ii) a decrease of US$7.0 million in accrued liabilities and other payables, (iii) a decrease of US$9.2 million in accounts payable.

Investing Activities

Net cash provided by investing activities for 2022 was US$6.6 million, mainly attributable to (i) collections from short-term investment of US$55.1 million, (ii) cash paid for short-term investment of US$28.6 million, and (iii) cash paid for the purchases of property, plant and equipment and intangible assets of US$14.1 million, and (iv) cash paid for business combination net of cash acquired of US$5.9 million.

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

Financing Activities

We did not occur any cash flows from financing activities during 2022.

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

Capital Expenditures

We made capital expenditures of US$22.8 million, US$8.5 million and US$ 14.1 million, in 2020, 2021 and 2022, respectively. In these periods, our capital expenditures were mainly used for (1) procurement of equipment such as molds and machinery for the expansion of production capacity and upgrading of production facilities, (2) addition of intangible assets such as software and non-patent technology and license, and (3) expenditures for constructing our production facilities.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

We prepare our financial statements in conformity with the U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. For a description of all our significant accounting policies, see Note 2 to our annual audited consolidated financial statements in this annual report.

When reviewing our financial statements, you should consider our selection of critical accounting policies, the judgments and other uncertainties affecting the application of such policies, and the sensitivity of reported results to changes in conditions and assumptions. We believe that the following accounting policy involves a higher degree of judgment and complexity in their application and require us to make critical accounting estimates.

Fair value of the Intangible Asset Identified in Connection with Business Combination

Ebang International accounts for its business combination using the acquisition method of accounting, which requires, among other things, allocation of the fair value of purchase consideration to the assets, liabilities, identifiable intangible assets acquired, and non-controlling interest, if any, at their estimated fair values on the acquisition date. Any residual purchase price is recorded as goodwill. When determining the respective fair value, Ebang International makes significant estimates and assumptions, especially with respect to the intangible asset acquired. The intangible asset does not have observable prices. Ebang International’s estimates of fair value are based upon reasonable assumptions with current knowledge of the business environment and conditions, but which are inherently uncertain and, as a result, actual results may differ from estimates. Significant assumptions used for the model include the forecasted operating cash flows and discount rate. The Company utilized the assistance of a third-party valuation firm to determine the fair value as of the date of acquisition.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Our board of directors is currently composed of five members. The table below sets forth certain information concerning our current board of directors and our senior management as of the date of this report. All ages are as of April 28, 2023.

Directors and Executive Officers	Age	Position/Title
Dong Hu	49	Chairman of the Board, Chief Executive Officer and Chief Financial Officer
Chunjuan Peng	46	Director and Deputy General Manager
Yanqing Gao	58	Independent Director
Tingjie Lyu	67	Independent Director
Mingming Su	38	Independent Director

Mr. Dong Hu is our founder and has served as chairman of the board of directors, and our chief executive officer since May 2018 and our chief financial officer since May 2022. He has also served as a director and chief executive officer of Zhejiang Ebang since January 2010. Mr. Hu has over 23 years of experience in the network communication and computing industry. Between August 1998 and August 2009, he was a teacher of the College of Information Engineering at Zhejiang University of Technology. From August 2009, he worked as a teacher of the College of Computer Science and Technology at the same university until October 2017. He is also an executive director of each of Zhejiang Ebang, Ebang IT, Hangzhou Dewang, Ebang Hongfa, Hangzhou Ebang Shuotai and Hangzhou Yibang Botong, and a director of HK Ebang Communications, HK Ebang Technology, and HK Ebang Digital, Ebang Digital Asset Management, Ebang Digital Asset Custody, Ebang Trust, Ebang Financial Services, Ebon Pay Pte. Ltd., Ebonex Australia, Australia Ebon Pty Ltd, Ebon Management Australia and Compass Global. Mr. Hu is primarily responsible for overseeing the sales and marketing, research and development, business strategy and overall management of our company. Mr. Hu graduated from Zhejiang University of Technology with an undergraduate degree in industrial automation in July 1998. In September 2008, Mr. Hu obtained a master of business administration (MBA) degree from Zhejiang University.

Ms. Chunjuan Peng is our deputy general manager and has served as a director since May 2018. She has also served as a deputy general manager of Zhejiang Ebang since January 2010 and a director of Zhejiang Ebang from January 2010 to March 2021. She has served as a director of Hangzhou Yibang Botong and HK Ebang Information since November 2021 and August 2022, respectively. Ms. Peng has over 18 years of experience in the areas of business operation and production and supply chain management. From September 2003 to January 2010, Ms. Peng was a deputy general manager at Hangzhou Ebang Communication Technology Co., Ltd., where she was responsible for assisting in managing the daily operation of the company. Ms. Peng is mainly responsible for our production and supply chain management, which includes overseeing the procurement of raw materials and production and quality control. Ms. Peng graduated from Jiangxi Normal University with a self-taught associate degree in tourism management in June 1997.

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

Mr. Tingjie Lyu has served as our director since June 2020. He has served as an independent director of China Satellite Communications Co., Ltd., Shenzhen Aisidi Co., Ltd., China Communications Services Corporation Limited and Beijing Digital Telecom Co., Ltd. since May 2016, June 2014, June 2015 and May 2013, respectively. He has also served as a director of Wooboo Mobile Media Co., Ltd. since July 2016. Mr. Lyu has over 38 years of experience in the telecommunications industry. Since June 1985, Mr. Lyu successively served as a teacher, an associate professor and a professor at Beijing University of Posts and Telecommunications, College of Economic Management. Mr. Lyu is also an executive director and an executive vice president of International Telecommunication Association and China Information Economy Society, respectively. Mr. Lyu is the director of each Modern Management Committee of China Communications Society and Communication Technology and Economics Committee of China Association of Technology and Economics and the deputy director of E-commerce Teaching Steering Committee of the Ministry of Education. Mr. Lyu holds a bachelor’s degree in radio engineering and a master’s degree in management engineering from Beijing University of Posts and Telecommunications and a doctor’s degree in engineering from Kyoto University.

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

Board Diversity Matrix (As of date of April 28, 2023)

Country of Principal Executive Offices			China
Foreign Private Issuer			Yes
Disclosure Prohibited Under Home Country Law			No
Total Number of Directors			5
	Female	Male	Non-Binary	Did not disclose
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.	Compensation

Compensation

For the fiscal year ended December 31, 2022, we paid an aggregate of approximately US$0.64 million in cash to our directors and executive officers, respectively. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

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

Share Incentive Plan

Our board of directors adopted the 2020 Share Incentive Plan in April 2020, effective from the date of our initial public offering, which was amended and restated on July 9, 2021; and our shareholders adopted the 2021 Share Incentive Plan, effective as of December 15, 2021 at the annual general meeting of shareholders, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the Amended and Restated 2020 Share Incentive Plan, or the 2020 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards under the 2020 Plan shall be 349,427 Class A ordinary shares, representing 8% of the enlarged total issued and outstanding shares of our company immediately upon completion of our initial public offering. Under the 2021 Share Incentive Plan, or the 2021 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards under the 2021 Plan shall be 333,333 Class A ordinary shares.

As of the date of this annual report, we have granted 189,066 restricted share awards under the 2020 Plan and we did not grant any awards under the 2021 Plan.

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

D.	Employees

As of December 31, 2022, we had a total of 297 employees, among which, 41 full-time employees were located outside of China.

The following table sets forth a breakdown of our employees by function as of December 31, 2022:

Function	Number of Employees
Management	5
Research and development	126
Production	31
Sales and marketing	31
Finance, operations and others	104
Total	297

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

The following table sets forth information concerning the beneficial ownership of our ordinary shares, as of April 27, 2023 with respect to:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5.0% of our ordinary shares.

The calculations in the table below are based on 6,543,938.22 ordinary shares outstanding as of April 27, 2023, comprising of 4,989,746.22 Class A ordinary shares and 1,554,192 Class B ordinary shares, assuming the sales of all of the securities we are offering and no exercise of the warrants and excluding ordinary shares reserved for issuance under our Amended and Restated 2020 Share Incentive Plan and 2021 Share Incentive Plan.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of April 27, 2023, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares*** (%)	Percentage of total voting power**** (%)
Directors and Executive Officers**
Dong Hu(1)	3,750	1,554,192	23.8	86.2
Chunjuan Peng	*	–	*	*
Yanqing Gao	–	–	–	–
Tingjie Lyu	–	–		–
Mingming Su	–	–	–	–
All directors and executive officers as a group	32,486	1,554,192	24.2	86.3
Principal Shareholders:
Affiliates of Dong Hu(1)	3,750	1,554,192	23.8	86.2
CVI Investments, Inc.(2)	343,332	–	5.2	*

*	Represents less than 1% of our total outstanding shares.
**	Except as indicated otherwise below, the business address of our directors and executive officers is 12 Marina View, #20-02B, Asia Square Tower 2, Singapore, 018961

***	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of April 27, 2023.

****	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to 20 votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one for one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	Represents (1) 1,554,192 Class B ordinary shares held by Top Max Limited and (2) 3,750 Class A ordinary shares held by Top One Limited. Top Max Limited is a company incorporated in the British Virgin Islands with limited liability wholly owned by Vista Eternity (PTC) Limited, or Vista Eternity, a trustee under the Hu Family Trust in which Mr. Dong Hu, our chairman of the board of directors, chief executive officer and chief financial officer, is the settlor and the investment manager. Top One Limited, a company incorporated in the British Virgin Islands, is, among others, approximately 2.2% owned by Mr. Dong Hu. The registered addresses of both of Top Max Limited and Top One Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(2)

Heights Capital Management, Inc. (“Heights Capital”), serves as the investment manager to CVI Investments, Inc. (“CVI”), and as such may exercise voting and dispositive power over the Class A ordinary shares held by CVI and may be deemed to beneficially own these Class A ordinary shares. William Walmsley, Director of CVI Investments, Inc., may also be deemed to beneficially own these Class A ordinary shares, as may Brian Sopinsky, Secretary of Heights Capital Management, Inc. Mr. Kobinger disclaims any such beneficial ownership of the securities. Each of Messrs. Walmsley and Sopinsky, CVI and Heights Capital disclaims beneficial ownership of these Class A ordinary shares except to the extent of their pecuniary interest therein. The address of the principal business office of Mr. Walmsley and CVI Investments, Inc. is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands.  The address of the principal business office of Mr. Sopinsky and Heights Capital Management, Inc. is 101 California Street, Suite 3250, San Francisco, California 94111. The number of Class A ordinary shares held by CVI is based on information included in Amendment No. 2 to the Schedule 13-G filed by CVI with the SEC on February 10, 2023 reporting it’s beneficial ownership of Class A ordinary shares.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. To our knowledge, as of April 27, 2023, 4,953,465 Class A ordinary shares, representing 75.7% of our issued and outstanding ordinary shares, were held by one record holder in the United States, which is Cede & Co., a nominee of The Depository Trust Company, and none of our Class B ordinary shares are held by record holders in the United States.

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

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Other Transactions with Related Parties

Property Tenancy Agreements with Zhejiang Wansi Computer Manufacturing Company Limited

From 2016 through 2019, our three PRC subsidiaries, namely, Zhejiang Ebang, Ebang IT and Hangzhou Dewang, entered into several tenancy property management agreements with Zhejiang Wansi Computer Manufacturing Company Limited, or Zhejiang Wansi. The lease terms range from two to three years. Zhejiang Wansi is 68.68% owned by the spouse of Mr. Dong Hu, our controlling shareholder, chairman of the board directors, chief executive officer and chief financial officer. Zhejiang Wansi is therefore an associate of Mr. Dong Hu. In 2020, 2021 and 2022, lease expenses from Zhejiang Wansi were approximately US$30,000, US$32,000 and US$44,000, respectively. As of December 31, 2020, 2021 and 2022, the operating lease liabilities to Zhejiang Wansi is approximately $17,700 and $48,800 and $17,500 respectively.

Property Tenancy Agreements with Hangzhou Yiquansheng Communication Technology Company Limited

In May 2021, our PRC subsidiary Zhejiang Ebang Communication Technology Co., Ltd. entered into a tenancy property management agreement with Hangzhou Yiquansheng Communication Technology Co., Ltd., or Hangzhou Yiquansheng. The lease term is from May 2021 to December 2023. Hangzhou Yiquansheng is 100% owned by Mr. Dong Hu, our controlling shareholder, chairman of the board of directors, chief executive officer and chief financial officer. In 2021 and 2022, lease expenses from Hangzhou Yiquansheng were approximately US$379,000 and US$558,000, respectively. As of December 31, 2021 and 2022, the operating lease liabilities to Hangzhou Yiquansheng is approximately $835,000 and $266,034 respectively.

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

During the year ended December 31, 2020, the Company borrowed $749,949 from Dong Hu, CEO of the Company, and fully repaid the loan in the same period. The loan is unsecured, non-interest bearing and payable on demand.

During the year ended December 31, 2020, Hangzhou Yiquansheng borrowed approximately $562,000 from an affiliate controlled by Dong Hu. The liability was extinguished in connection with the disposal of Hangzhou Yiquansheng, related gain on extinguishment is included in the gain on disposal, accounted for as a capital contribution.

In 2020, the Company borrowed approximately $1.8 million from and repaid approximately $2.8 million to Zhejiang Wansi. In 2021, we repaid remaining balance of approximately $5.7 million to Zhejiang Wansi. The balance of the loan as of December 31, 2020, 2021 and 2022 was US$5.6 million, nil and nil, respectively.

Disposal of a subsidiary to a related party

In December 2020, the Company disposed Hangzhou Yiquansheng to an affiliate controlled by Mr. Dong Hu, CEO of the Company, for RMB500,000. The gain on disposal of Hangzhou Yiquansheng is accounted for as a capital contribution from Dong Hu, as a result of this transaction between entities under common control of Dong Hu. The disposal of Hangzhou Yiquansheng does not constitute a strategic shift of the Company’s operation.

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

The Circular 45 further clarifies certain issues related to the determination of tax resident status. Circular 45 also specifies that when provided with a resident Chinese-controlled, offshore-incorporated enterprise’s copy of its recognition of residential status, a payer does not need to withhold a 10% income tax when paying certain PRC-source income, such as dividends, interest and royalties to such Chinese-controlled offshore-incorporated enterprise. For more detailed information, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Conducting Business in China—We may be subject to EIT on our worldwide income if our company or any of our subsidiaries were considered a PRC “resident enterprise” under the PRC Enterprise Income Tax Law, or the EIT Law.”

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

According to the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7, which was promulgated by the SAT and became effective on February 3, 2015, as amended on December 29, 2017, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in the public securities market) without a reasonable commercial purpose, PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer may be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%.

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

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprises Income Tax at Source, or SAT Bulletin 37, which took effect on December 1, 2017, and subsequently amended on June 15, 2018. SAT Bulletin 37 purports to provide further clarifications by setting forth the definitions of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of the withholding amount and the date on which the withholding obligation arises.

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

Value-added Tax

Under the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax to Replace Business Tax, or Circular 36, which was promulgated by the Ministry of Finance and the SAT on March 23, 2016 and became effective on May 1, 2016, as amended on April 1, 2019, entities and individuals engaging in the sale of services, intangible assets or fixed assets within the territory of the PRC are required to pay value added tax, or VAT, instead of business tax.

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

Dividends

Subject to the PFIC rules described below, any distributions (including constructive distributions of the amount of any PRC tax withheld) paid on the Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits under U.S. federal income tax principles, any distribution will generally be treated as a “dividend” for U.S. federal income tax purposes. Under current law, a non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at the lower rates applicable to “qualified dividend income” rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period and other requirements are met.

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

Currency Risk

Our operations are primarily in China. Our reporting currency is denominated in U.S. dollars. We are exposed to currency risk primarily through sales and purchases which give rise to receivables, payables and cash balances that are denominated in a currency other than the functional currency of the operations to which the transactions relate. Thus, our revenues and results of operations may be impacted by exchange rate fluctuations between RMB, Hong Kong dollars, Euros, Australian dollars and U.S. dollars. We had currency translation gains of US$2.0 million and US$1.0 million in 2020 and 2021, respectively, recognized in other comprehensive gain, and currency transaction loss of US$5.3 million in 2022, as a result of changes in the exchange rate.

Inflation

To date, inflation in China and Hong Kong has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively, and according to the Census and Statistics Department of Hong Kong, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were decrease of 0.7%, increase of 1.6% and increase of 2.0%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China or Hong Kong experiences higher rates of inflation in the future.

According to the Australian Bureau of Statistics, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.8%, 2.8% and 8.3%, respectively. The inflation increment has led to a significant increase in our overseas business personnel recruitment and raw material procurement costs. If we are unable to pass on the increase in production costs to our customers, our profitability may decline, and our operating results may be significantly adversely affected by continued rising inflation.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

On November 20, 2022, at 8:00 a.m. (Singapore Time), we convened an extraordinary general meeting of shareholders (the “EGM”). At the EGM, our shareholders approved the following ordinary resolution:

THAT with immediate effect upon passing, every thirty (30) issued and unissued Class A Ordinary Shares and Class B Ordinary Shares of the Company of HK$0.001 each (the “Existing Shares”) be consolidated into one (1) share of HK$0.03 each (each a “Consolidated Share”), such Consolidated Shares shall rank pari passu in all respects with each other, so that following the Share Consolidation the authorised share capital of the Company will be changed from HK$380,000.00 divided into 380,000,000 Ordinary Shares of a par value of HK$0.001 each consisting of (i) 333,374,217 Class A Ordinary Shares of a par value of HK$0.001 each, and (ii) 46,625,783 Class B Ordinary Shares of a par value of HK$0.001 each, to HK$380,000.00 divided into 12,666,666.66 Ordinary Shares of a par value of HK$0.03 each of which (i) 11,112,473.90 Class A Ordinary Shares are designated as Class A Ordinary Shares of a par value of HK$0.03 each, and (ii) 1,554,192.76 Class B Ordinary Shares are designated as Class B Ordinary Shares of a par value of HK$0.03 each (the “Share Consolidation”).

THAT all fractional entitlements to the issued Consolidated Shares resulting from the Share Consolidation will be issued to the shareholders of the Company and the Board shall be authorised to settle as it considers expedient any difficulty resulting from the Share Consolidation and to further deal as the Board in its discretion and as it considers expedient, as appropriate, the treatment of all such issued fractional shares arising on a post-consolidation basis.

See “Item 10—Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders.

Use of Proceeds

In June 2020, we completed our initial public offering in which we offered and sold an aggregate 642,145 (19,264,337 before Share Consolidation) of our Class A ordinary shares, at an initial offering price of US$156.90 (US$5.23 before Share Consolidation) per Class A ordinary share. The registration statement on Form F-1, as amended (File No. 333-237843) in connection with the initial public offering was declared effective by the SEC on June 25, 2020. AMTD Global Markets Limited, Loop Capital Markets LLC and Prime Number Capital LLC were the representatives of the underwriters for our initial public offering. We received net proceeds of approximately US$91.7 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$9.1 million, which included US$7.1 million in underwriting discounts and commissions for the initial public offering and approximately US$2 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. For the period from June 25, 2020 to December 31, 2022, we had used approximately US$63.53 million of the net proceeds received from our initial public offering for (i) expansion of overseas business and new businesses, including establishing research and development centers and taking selling and marketing initiatives overseas, (ii) development and introduction of new mining machines, (iii) corporate branding and marketing activities, and (iv) general corporate purposes, including working capital needs and other corporate uses. We still intend to use the balance of the net proceeds from our initial public offering as disclosed in the registration statement.

From November 2020 to April 2021, we received net proceeds of an aggregate of approximately US$209 million through follow-on public offerings in connection with three registration statements on Form F-1, as amended (File Nos. 333-249647, 333-252804 and 333-254787, respectively). The offerings were priced at US$156.9, US$150.00 and US$183.00 (US$5.25, US$5.00 and US$6.1 before Share Consolidation) per unit, respectively, with each unit consisting of one Class A ordinary share and one warrant to purchase one-half of one Class A ordinary share. The registration statements were declared effective by the SEC on November 17, 2020, February 10, 2021 and March 31, 2021, respectively. The total expenses incurred for our company’s account in connection with these offerings were approximately US$14.4 million, which included US$13.4 million in placement agent fees and approximately US$1 million in other costs and expenses for these offerings. Univest Securities, LLC was the placement agent for these offerings. None of the transaction expenses in connection with these offerings included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from these follow-on public offerings were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. For the Period from November 17, 2020 to December 31, 2022, we had used approximately US$64.76 million of the net proceeds received from our follow-on offerings for (i) development and application of blockchain technology into financial services, (ii) research, development, production and sales of ASICs and equipment related to cryptocurrencies, (iii) expansion of our cryptocurrency mining business as well as establishment and operation of cryptocurrency mining farms, (iv) establishment and operation of Fintech service platforms. We still intend to use the net proceeds from such offerings as disclosed in their respective registration statements.

ITEM 15. CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

As of December 31, 2022, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, our management has concluded that our disclosure controls and procedures were not effective as of December 31, 2022 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, failed to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures.

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2022 due to a material weakness identified in our internal control over financial reporting as described below.

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

Internal Control Over Financial Reporting

During the audit of our financial statements for the year ended December 31, 2022, one material weakness was identified in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is related to the lack of sufficient accounting personnel with appropriate experience and knowledge in financial reporting in accordance with U.S. GAAP.

We are in the process of implementing a number of measures to improve our internal control over financial reporting to address the material weakness identified, including: (1) in addition to the CFO and the financial controller, hiring a qualified CFO and a senior financial reporting manager, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (2) formalizing and standardizing our accounting and financial reporting control procedures and policies to improve the quality and accuracy of the period end financial closing process, and (3) enhancing an internal audit function as well as engaging an external consulting firm to help us assess our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control.

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

C.	Attestation Report of the Registered Public Accounting Firm

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

D.	Changes in Internal Control over Financial Reporting

Subject to the above, there were no other changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

	2022	2021
Audit fees	$669,500	$595,000
Audit related fees	20,600	20,000
Tax fees	-	-
All other fees	-	-
Total	$690,100	$615,000

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

ITEM 18. Financial statements

Financial Statements are filed as part of this annual report, see pages F-1 to F-34 to this annual report.

ITEM 19. Exhibits

Exhibit no.	Description
1.1	Second Amended and Restated Memorandum of Association and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.1 to the Report of Foreign Private Issuer on Form 6-K, furnished with the Securities and Exchange Commission on December 22, 2021)
2.1	Form of Warrant (November 2020 Offering) (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-249647), as amended, initially filed with the Securities and Exchange Commission on October 23, 2020)
2.2	Form of Warrant (February 2021 Offering) (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-252804), as amended, initially filed with the Securities and Exchange Commission on February 5, 2021)
2.3	Form of Warrant (February 2021 Inducement) (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-253784), initially filed with the Securities and Exchange Commission on March 2, 2021)
2.4	Form of Warrant (April 2021 Offering) (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-254787), as amended, initially filed with the Securities and Exchange Commission on March 26, 2021)
2.5	Description of Securities
4.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-237843), as amended, initially filed with the Securities and Exchange Commission on June 17, 2020)
4.2	Form of Employment Agreement between the Registrant and each of its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-237843), as amended, initially filed with the Securities and Exchange Commission on June 17, 2020)
4.3	Form of Securities Purchase Agreement (November 2020 Offering) (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-249647), as amended, initially filed with the Securities and Exchange Commission on October 23, 2020)
4.5	Form of Securities Purchase Agreement (February 2021 Offering) (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-252804), as amended, initially filed with the Securities and Exchange Commission on February 5, 2021)
4.7	Form of Securities Purchase Agreement (April 2021 Offering) (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-254787), as amended, initially filed with the Securities and Exchange Commission on March 26, 2021)
4.9	Amended and Restated 2020 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-257787), filed with the Securities and Exchange Commission on July 9, 2021)
4.10	Form of Restricted Share Award Agreement under the Amended and Restated 2020 Share Incentive Plan
4.11	2021 Share Incentive Plan (incorporated herein by reference to Appendix A to the Registrant’s Proxy Statement, attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K, furnished with the Securities and Exchange Commission on November 15, 2021)
4.12	Form of Restricted Share Award Agreement under the 2021 Share Incentive Plan
8.1	List of significant subsidiaries and consolidated affiliated entity of the Registrant
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Conyers Dill and Pearman
15.2	Consent of Jingtian & Gongcheng
15.3	Consent of MaloneBailey, LLP, Independent Registered Public Accounting Firm
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EBANG INTERNATIONAL HOLDINGS INC.

By:	/s/ Dong Hu
	Name:	Dong Hu
	Title:	Chief Executive Officer and Chief Financial Officer

Date: April 28, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Ebang International Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ebang International Holdings Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

Houston, Texas

April 28, 2023

EBANG INTERNATIONAL HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(Stated in US dollars)

	Notes	December 31, 2022	December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents		$251,294,952	$239,872,316
Restricted cash, current		29,039	171,156
Short-term investments	4	5,835,377	35,443,246
Accounts receivable, net	6	3,334,727	9,872,746
Advances to suppliers		1,178,168	1,057,096
Inventories, net	7	440,064	7,137,538
Prepayments		281,611	283,776
Other current assets, net		6,711,422	4,994,271
Total current assets		269,105,360	298,832,145

Non-current assets:
Property, plant and equipment, net	8	36,549,278	33,329,610
Intangible assets, net	9	6,890,738	22,512,208
Operating lease right-of-use assets	14	5,343,608	2,132,247
Operating lease right-of-use assets - related parties	14/18	519,140	1,136,775
Restricted cash, non-current		903,125	883,130
Goodwill	3	2,299,628	-
VAT recoverable		21,132,898	26,332,231
Other assets		1,421,309	705,825
Total non-current assets		75,059,724	87,032,026

Total assets		$344,165,084	$385,864,171

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable		$1,456,577	$3,387,836
Accrued liabilities and other payables	10	11,519,091	8,975,988
Operating lease liabilities, current	14	1,217,604	851,936
Operating lease liabilities - related parties, current	14/18	283,567	595,424
Advances from customers		1,010,852	894,174
Total current liabilities		15,487,691	14,705,358

Non-current liabilities:
Operating lease liabilities – related party, non-current	14/18	-	288,563
Deferred tax liabilities	11	1,133,539	178,582
Operating lease liabilities, non-current	14	5,755,973	1,712,303
Total non-current liabilities		6,889,512	2,179,448

Total liabilities		22,377,203	16,884,806

Equity:
Class A ordinary share, HKD0.03 par value, 11,112,474 shares authorized, 4,700,852 and 4,640,318 shares issued and outstanding as of December 31, 2022 and 2021, respectively(1)	12	18,080	17,848
Class B ordinary share, HKD0.03 par value, 1,554,192 shares authorized, issued and outstanding as of December 31, 2022 and 2021, respectively(1)	12	5,978	5,978
Additional paid-in capital		397,620,927	393,717,189
Statutory reserves	15	11,079,649	11,079,649
Accumulated deficit		(78,068,522)	(34,180,280)
Accumulated other comprehensive loss		(11,724,531)	(6,897,005)
Total Ebang International Holdings Inc. shareholders’ equity		318,931,581	363,743,379

Non-controlling interest		2,856,300	5,235,986

Total equity		321,787,881	368,979,365

Total liabilities and equity		$344,165,084	$385,864,171

(1)	Retrospectively adjusted for the effect of the Reverse Stock Split effected on November 20, 2022. See Note 12.

The accompanying notes are an integral part of these consolidated financial statements

EBANG INTERNATIONAL HOLDINGS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Stated in US dollars)

	Notes	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Product revenue		$29,537,224	$48,323,022	$9,677,278
Service revenue		2,790,895	3,127,225	9,327,023
Total revenues	2/16	32,328,119	51,450,247	19,004,301
Cost of revenues		16,915,795	22,227,055	21,903,644
Gross profit (loss)		15,412,324	29,223,192	(2,899,343)

Operating expenses:
Selling expenses		1,956,120	1,418,586	925,373
General and administrative expenses		61,450,444	25,774,237	22,822,085
Total operating expenses		63,406,564	27,192,823	23,747,458

Gain on disposal of subsidiaries	19	(5,941)	-	-
Income (loss) from operations		(47,988,299)	2,030,369	(26,646,801)

Other income (expenses):
Interest income		4,362,832	1,779,672	824,435
Interest expenses		-	(4,383)	(728,346)
Other income		1,033,622	133,477	81,733
Loss from investment		(509,496)	(3,656,520)	-
Exchange gain (loss)		(2,161,264)	1,780,087	(288,346)
Government grants		81,911	434,604	4,006,567
Other expenses		(649,476)	(108,328)	(108,624)
Total other income		2,158,129	358,609	3,787,419

Income (loss) before income taxes provision (benefit)		(45,830,170)	2,388,978	(22,859,382)

Income taxes provision (benefit)	11	(72,933)	(378,843)	9,251,542

Net income (loss)		(45,757,237)	2,767,821	(32,110,924)
Less: net loss attributable to non-controlling interest		(1,868,995)	(1,663,120)	(1,435,504)
Net income (loss) attributable to Ebang International Holdings Inc.		$(43,888,242)	$4,430,941	$(30,675,420)

Comprehensive income (loss)
Net income (loss)		$(45,757,237)	$2,767,821	$(32,110,924)
Other comprehensive income (loss):
Foreign currency translation adjustment		(5,338,217)	953,073	1,960,109

Total comprehensive income (loss)		(51,095,454)	3,720,894	(30,150,815)
Less: comprehensive loss attributable to non-controlling interest		(2,379,686)	(1,461,374)	(893,905)
Comprehensive income (loss) attributable to Ebang International Holdings Inc.		$(48,715,768)	$5,182,268	$(29,256,910)

Net income (loss) per ordinary share attributable to Ebang International Holdings Inc.
Basic(1)	5	$(7.03)	$0.75	$(7.55)
Diluted(1)	5	$(7.03)	$0.75	$(7.55)

Weighted average ordinary shares outstanding
Basic(1)	5	6,247,333	5,923,845	4,064,708
Diluted(1)	5	6,247,333	5,928,858	4,064,708

(1)	Retrospectively adjusted for the effect of the Reverse Stock Split effected on November 20, 2022. See Note 12.

The accompanying notes are an integral part of these consolidated financial statements

EBANG INTERNATIONAL HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Stated in US dollars)

	Ordinary Shares(1)		Class A Ordinary Shares(1)		Class B Ordinary Shares(1)		Additional			Accumulated Other	Non-
	Number of		Number of		Number of		Paid-in	Statutory	Accumulated	Comprehensive	controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Reserves	Deficit	Loss	Interest	Equity

Balance, January 1, 2020	3,725,700	$14,330	-	$-	-	$-	$23,888,023	$11,049,847	$(7,905,999)	$(9,066,842)	$7,591,265	$25,570,624

Re-designation of ordinary shares to Class A and Class B ordinary shares immediately prior to the completion of initial public offering	(3,725,700)	(14,330)	2,171,507	8,352	1,554,192	5,978	-	-	-	-	-	-

Share issuance upon initial public offering, net of issuance cost	-	-	642,145	2,470	-	-	91,682,290	-	-	-	-	91,684,760

Share issuance following initial public offering, net of issuance cost	-	-	153,333	589	-	-	22,506,246	-	-	-	-	22,506,835

Increase in capital from disposal of subsidiary	-	-	-	-	-	-	212,362	-	-	-	-	212,362

Net loss	-	-	-	-	-	-	-	-	(30,675,420)	-	(1,435,504)	(32,110,924)

Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	1,418,510	541,599	1,960,109

Balance, December 31, 2020	-	$-	2,966,985	$11,411	1,554,192	$5,978	$138,288,921	$11,049,847	$(38,581,419)	$(7,648,332)	$6,697,360	$109,823,766

Share issuance following initial public offering, net of issuance cost	-	-	1,220,000	4,693	-	-	186,772,032	-	-	-	-	186,776,725

Share issuance from exercise of warrants, net of issuance cost	-	-	453,333	1,744	-	-	67,949,236	-	-	-	-	67,950,980

Share-based compensation	-	-	-	-	-	-	707,000	-	-	-	-	707,000

Net income (loss)	-	-	-	-	-	-	-	-	4,430,941	-	(1,663,120)	2,767,821

Transfer to reserve	-	-	-	-	-	-	-	29,802	(29,802)	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	751,327	201,746	953,073

Balance, December 31, 2021	-	$-	4,640,318	$17,848	1,554,192	$5,978	$393,717,189	$11,079,649	$(34,180,280)	$(6,897,005)	$5,235,986	$368,979,365

Issuance of vested restricted share awards	-	-	60,534	232	-	-	(232)	-	-	-	-	-

Share-based compensation	-	-	-	-	-	-	3,903,970	-	-	-	-	3,903,970

Net loss	-	-	-	-	-	-	-	-	(43,888,242)	-	(1,868,995)	(45,757,237)

Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	(4,827,526)	(510,691)	(5,338,217)

Balance, December 31, 2022	-	$-	4,700,852	$18,080	1,554,192	$5,978	$397,620,927	$11,079,649	$(78,068,522)	$(11,724,531)	$2,856,300	$321,787,881

(1)	Retrospectively adjusted for the effect of the Reverse Stock Split effected on November 20, 2022. See Note 12.

The accompanying notes are an integral part of these consolidated financial statements.

EBANG INTERNATIONAL HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in US dollars)

	For the year	For the year	For the year
	ended	ended	ended
	December 31,	December 31,	December 31,
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(45,757,237)	$2,767,821	$(32,110,924)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization expenses	10,711,543	6,258,055	7,152,958
Provision for (reversal of) credit losses	3,803,437	(310,012)	2,740,639
Share-based compensation	3,903,970	707,000	-
Loss on disposal of property, plant and equipment	547,338	9,243	92,172
Amortization of debt issuance cost	-	-	7,098
Inventory write-down	6,482,019	2,233,452	3,644,243
Loss on short-term investment	509,496	3,656,520	-
Deferred income taxes	(80,599)	(2,845,588)	8,627,604
Impairment of property, plant and equipment	-	3,109,922	-
Impairment of intangible assets	20,738,130	-	-
Impairment of VAT recoverable	4,474,784	-	-
Noncash lease expenses	1,711,943	1,066,838	659,082
Loss (gain) on foreign currency transactions	2,161,264	(1,780,087)	288,346
Gain on disposal of subsidiaries	(5,941)	-	-
Changes in assets and liabilities:
Accounts receivable, net	2,882,106	333,888	(1,351,955)
Notes receivable	-	775,206	(724,627)
Inventories, net	(185,504)	(5,392,810)	9,725,152
Advances to suppliers	(178,639)	(818,666)	(3,601,544)
VAT recoverable	(1,247,508)	(3,799,426)	1,429,649
Prepayments and other current assets, net	10,410,167	(2,951,664)	3,287,612
Other assets	(850,791)	(51,928)	-
Accounts payable	(1,787,125)	559,817	(9,234,394)
Notes payable	-	(1,100,792)	1,028,971
Income taxes payable	-	705	(660)
Advances from customers	163,883	51,792	(204,926)
Accrued liabilities and other payables	(14,109,951)	(18,329,126)	(6,993,438)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	4,296,785	(15,849,840)	(15,538,942)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(3,803,943)	(6,153,759)	(10,833,436)
Purchases of intangible assets	(10,260,785)	(2,365,495)	(11,927,846)
Proceeds from disposal of property, plant and equipment	-	-	362,314
Cash paid for short-term investments	(28,552,566)	(472,357,646)	(79,915,000)
Collections from short-term investments	55,101,678	474,365,880	39,080,000
Payments for business combination, net of cash acquired	(5,863,499)	-	-
Cash from disposal of subsidiaries, net of cash disposed of	(11,492)	-	53,435
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	6,609,393	(6,511,020)	(63,180,533)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term loans	-	-	765,967
Repayment of short-term loans	-	(771,629)	(4,871,795)
Proceeds from related party loans	-	-	9,631,014
Repayment to related parties	-	(5,671,902)	(27,657,811)
Proceeds from issuance of ordinary shares	-	254,727,705	114,191,595
NET CASH PROVIDED BY FINANCING ACTIVITIES	-	248,284,174	92,058,970

EFFECT OF FOREIGN EXCHANGE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	394,336	879,537	(4,993,911)

NET INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	11,300,514	226,802,851	8,345,584

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	240,926,602	14,123,751	5,778,167

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$252,227,116	$240,926,602	$14,123,751

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$-	$4,382	$1,493,469
Income taxes	$7,666	$928	$293,028

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Liabilities assumed in connection with purchase of property, plant and equipment	$4,616,480	$3,318,477	$5,731,084
Liabilities assumed in connection with purchase of intangible assets	$5,440	$366,407	$7,951,897
Operating lease right-of-use asset obtained in exchange for operating lease liability	$5,394,251	$3,387,501	$192,395
Remeasurement of the lease liabilities and right-of-use assets due to lease modification	$1,485,436	$-	$-
Issuance of vested restricted share awards	$232	$-	$-

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$251,294,952	$239,872,316	$13,669,439
Restricted cash, current	29,039	171,156	406,857
Restricted cash, non-current	903,125	883,130	47,455
Total cash, cash equivalents and restricted cash	$252,227,116	$240,926,602	$14,123,751

The accompanying notes are an integral part of these consolidated financial statements.

EBANG INTERNATIONAL HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

Note 1 – Nature of business and organization

Ebang International Holdings Inc. (“Ebang International”) was incorporated on May 17, 2018, as a holding company, as an exempted company with limited liability in the Cayman Islands. Ebang International principally engages in manufacturing high-performance bitcoin mining machines and telecommunication products and conducts business through its subsidiaries in the People’s Republic of China (the “PRC”). In January 2010, Mr. Dong Hu, chairman of the board of directors, chief executive officer and chief financial officer, founded Zhejiang Ebang Communication Technology Co., Ltd. (“Zhejiang Ebang”), which established Zhejiang Ebang Information Technology Co., Ltd. (“Ebang IT”) to conduct development and sales of communications network access devices and related equipment. In August 2015, Zhejiang Ebang was listed on the National Equities Exchange and Quotations (“NEEQ”). In August 2016, Zhejiang Ebang acquired 51.05% of the equity interest in Hangzhou Dewang Information Technology Co., Ltd. (“Hangzhou Dewang”) through capital injection in Hangzhou Dewang. In March 2018, Zhejiang Ebang was delisted from the NEEQ in preparation for the reorganizations. Ebang International underwent a series of onshore and offshore reorganizations, which were completed on May 22, 2018.

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

Corporate Structure

Ebang International Holdings Inc. is a holding company incorporated in the Cayman Islands that does not have substantive operations. We conduct our businesses through our subsidiaries. As of December 31, 2022, our principal subsidiaries consist of the following entities (in chronological order based on their dates of incorporation):

●	Zhejiang Ebang Communication Technology Co., Ltd., or Zhejiang Ebang, our majority-owned subsidiary and an onshore holding company established in the PRC on January 21, 2010 principally for holding our businesses in the design, manufacture and sale of telecommunications and blockchain processing equipment;

●	Zhejiang Ebang Information Technology Co., Ltd., or Ebang IT, our majority-owned subsidiary and an operating entity established in the PRC on August 11, 2010 principally for the design, manufacture and sale of telecommunications and blockchain processing equipment;

●	Hangzhou Dewang Information Technology Co., Ltd., or Hangzhou Dewang, our majority-owned subsidiary and an operating entity established in the PRC on December 31, 2015 principally for the design and manufacture of blockchain chips;

●	Ebang Communications (HK) Technology Limited, or HK Ebang Communications (formerly known as Hong Kong Bite Co., Ltd. or HK Bite), our wholly-owned subsidiary and an operating entity established in Hong Kong on February 12, 2016 principally for the trading of blockchain chips;

●	Ebonex Australia Pty Ltd, or Ebonex Australia, our wholly-owned subsidiary and an operating entity established in Australia on April 22, 2021 principally for operating the cryptocurrency exchange platform Ebonex; and
●	Compass Global Holdings Pty Ltd, or Compass Global, which became our wholly-owned subsidiary in Australia through acquisition on March 21, 2022, principally for the cross-border payment and foreign exchange business.

The accompanying consolidated financial statements reflect the activities of Ebang International and each of the following major entities:

Name	Background		Ownership
Orient Plus International Limited (“Orient Plus”)	●	A British Virgin Islands (“BVI”) company	100% owned by Ebang International
	●	Incorporated on June 6, 2018
	●	A holding company

Ebang Communications (HK) Technology Limited (“HK Ebang Communications”), formerly known as Hong Kong Bite Co., Ltd. or HK Bite	●	A Hong Kong company	100% owned by Orient Plus
	●	Incorporated on February 12, 2016
	●	A Trading company

Power Ebang Limited (“Power Ebang”)	●	A British Virgin Islands company	100% owned by Ebang International
	●	Incorporated on February 26, 2018
	●	A holding company

HongKong Ebang Technology Co., Ltd. (“HK Ebang Technology”)	●	A Hong Kong company	100% owned by Power Ebang
	●	Incorporated on February 12, 2018
	●	A holding company

Leader Forever Holdings Limited (“Leader Forever”)	●	A British Virgin Islands company	100% owned by Ebang International
	●	Incorporated on January 7, 2019
	●	A holding company

HongKong Ebang Information Co., Ltd. (“HK Ebang Information”)	●	A Hong Kong company	100% owned by Leader Forever
	●	Incorporated on April 1, 2019
	●	A Trading company

Hangzhou Ebang Hongfa Technology Co., Ltd. (“Ebang Hongfa”)	●	A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”)	100% owned by HK Ebang Technology
	●	Incorporated on February 11, 2018
	●	A holding company

Hangzhou Ebang Hongling Technology Co., Ltd. (“Ebang Hongling”)*	●	A PRC limited liability company	100% owned by Ebang Hongfa until 6/30/2022
	●	Incorporated on July 3, 2019

Wuhai Ebang Information Technology Co., Ltd. (“Wuhai Ebang”)*	●	A PRC limited liability company	100% owned by Ebang Hongling until 6/30/2022
	●	Incorporated on September 18, 2017

Zhejiang Ebang Communication Technology Co., Ltd. (“Zhejiang Ebang”)	●	A PRC limited liability company	99.99% owned by Ebang Hongfa
	●	Incorporated on January 21, 2010

Zhejiang Ebang Information Technology Co., Ltd. (“Ebang IT”)	●	A PRC limited liability company	100% owned by Zhejiang Ebang
	●	Incorporated on August 11, 2010

Hangzhou Bangyun Information Technology	●	A PRC limited liability company	100% owned by Zhejiang Ebang
Co., Ltd. (formerly known as Yunnan Ebang Information Technology Co., Ltd.) (“Hangzhou Bangyun”)	●	Incorporated on June 28, 2016

Hangzhou Ebang Jusheng Technology Co., Ltd. (“Ebang Jusheng”)**	●	A PRC limited liability company	100% owned by Ebang Hongfa until 11/15/2022
	●	Incorporated on January 3, 2018

Hangzhou Dewang Information Technology Co., Ltd. (“Hangzhou Dewang”)	●	A PRC limited liability company	51.05% owned by Ebang Hongfa
	●	Incorporated on December 31, 2015

Hangzhou Yibang Botong Technology Co., Ltd. (“Hangzhou Yibang Botong”)	●	A PRC limited liability company	80% owned by Zhejiang Ebang; 20% owned by Ebang Hongfa
	●	Incorporated on November 30, 2021

Ebonex International Limited	●	A British Virgin Islands (“BVI”) company	100% owned by Ebang International
	●	Incorporated on August 18, 2020

Australia Ebon Pty Ltd	●	An Australia company	100% owned by Ebonex
	●	Incorporated on October 13, 2020	International Limited
	●	A holding company

Ebon Management Australia Pty Limited	●	An Australia company	100% owned by Australia
(“Ebon Management Australia”)	●	Incorporated on May 18, 2021	Ebon Pty Ltd

Compass Global Holdings Pty Ltd (“Compass Global”)	●	An Australia company	100% owned by Australia
	●	Acquired on March 21, 2022	Ebon Pty Ltd

*

Ebang Hongling and Wuhai Ebang were disposed of on June 30, 2022. The disposal did not represent a strategic shift that had a major effect on the Company’s operations and financial results. See Note 19.

**	Ebang Jusheng was deregistered on November 15, 2022.

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

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no impact on net earnings and financial position.

Non-controlling Interest

Non-controlling interest on the consolidated balance sheets is resulted from the consolidation of Hangzhou Dewang, a 51.05% owned subsidiary, and Shanghai Yijiaxin IC Design Co., Ltd. (“Shanghai Yijiaxin”), a wholly-owned subsidiary of Hangzhou Dewang, which became effectively 51.05% owned by the Company. The portion of the income or loss applicable to the non-controlling interest in the subsidiaries are reflected in the consolidated statements of operations and comprehensive income (loss).

Use of estimates and assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant accounting estimates reflected in the Company’s consolidated financial statements including, but not limited to, estimates for inventory write-down, share-based compensation, the purchase price allocation relating to business combination, useful lives of long-lived assets, impairment of long-lived assets and goodwill, credit losses and income taxes including valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Foreign currency translation and transaction

The accompanying consolidated financial statements are presented in the United States dollar (“$”), which is the reporting currency of the Company. The functional currency of HK Ebang Communications, HK Ebang Information, all US and BVI entities is United State dollars, the functional currency of Ebang International, HK Ebang Technology is Hong Kong dollar (“HKD”), the functional currency of the PRC subsidiaries is Renminbi (“RMB”), the functional currency of the Australian entities is Australian dollar (“AUD”), and the functional currencies of the remaining subsidiaries are generally the local currencies used in the countries where these subsidiaries are incorporated.

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

Restricted cash

Restricted cash mainly represents the bank deposit used to pledge the bank acceptance notes and bank deposit pledged in exchange for guarantee services. As of December 31, 2022 and 2021, the Company had restricted cash balance of $932,164 and $1,054,286, respectively.

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

Current expected credit losses

The Company’s financial assets, primarily accounts receivable and other receivable, are within the scope of ASC Topic 326. The Company has identified the relevant risk characteristics of its customers and the related receivables and other current assets which include type of the products and services the Company provides, nature of the customers or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Company’s receivables. Additionally, external data and macroeconomic factors are also considered. For the years ended December 31, 2022, 2021 and 2020, the Company recorded credit losses on other receivable of $1,835,121, nil and nil, respectively, and credit losses (reversal of credit losses) on accounts receivable of $1,968,316, $(310,012) and $2,740,639, respectively.

Inventories, net

Inventories consist of finished goods, work in process, and raw materials. Inventories are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving and obsolete inventory, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Company takes ownership, risks and rewards of the products purchased.

Business combination

The Company accounts for its business combination using the acquisition method of accounting. The purchase price of the acquisition is allocated to the assets, liabilities, identifiable intangible assets acquired, and non-controlling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses are expensed as incurred. Consideration transferred in a business acquisition is measured at fair value as of the date of acquisition. Transaction costs directly attributable to the acquisition are expensed as incurred.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination. In accordance with ASC Topic 350, Goodwill and Other Intangible Assets (“ASC 350”), recorded goodwill amounts are not amortized, but rather assessed for impairment annually or more frequently if there are indicators of impairment present, applying a fair-value based test.

When performing the annual impairment test, the Company has the option of performing a qualitative or quantitative assessment to determine if an impairment has occurred. If a qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the Company would be required to perform a quantitative impairment analysis for goodwill. The quantitative analysis requires a comparison of fair value of the reporting unit to the carrying value, including goodwill. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. The fair value is generally determined using the income approach. No impairment charge was recognized for the year ended December 31, 2022.

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

Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of software, non-patent technology, patents, land use right and a license acquired in connection with the business combination. The Company typically amortizes its software, non-patent technology, patents and license with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives.

The intangible asset acquired in connection with the business combination is recognized and measured at fair value at the time of acquisition. See Note 3.

According to the law of PRC, the government owns all the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the Chinese government for a specified period of time. The Company amortizes its land use rights using the straight-line method over the periods the rights are granted.

The estimated useful lives are as follows:

Land use right	50 years
Software	18 - 65 months
Non-patent technology	1 - 3 years
Patents	2 - 10 years
License	20 years

Impairment of long-lived assets other than goodwill

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

The financial asset carried at fair value on a recurring basis as of December 31, 2022 and 2021 is as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Balance

Short-term investments
As of December 31, 2022	$5,611,815	$223,562	$-	$5,835,377
As of December 31, 2021	$1,114,770	$34,328,476	$-	$35,443,246

Financial instruments included in current assets and current liabilities except for short-term investments and operating lease liability – related parties, current are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

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

Service revenue- management and maintenance services

The Company generates revenue from management and maintenance services under separate contracts. Revenue from management services primarily includes service fees for the provision of mining machine hosting services to customers and maintenance services primarily relates to the Company’s repairment service for the telecommunication equipment the Company sold to its customers. The Company halted mining machine hosting services in the PRC at the end of April 2021. Revenue from the maintenance service to the customer is recognized at a point in time when services are provided. Revenue from the management service to the customer is recognized as the performance obligation is satisfied over time over the service period.

Service revenue- Cross-border payment and foreign exchange services

The Company generates revenue from cross-border payment and foreign exchange services started from March 2022 in connection with the acquisition of Compass Global Holdings Pty Ltd. See Note 3.

For the majority of the cross-border payment and foreign exchange services, customers agree to terms and conditions for all transactions, either at the time of initiating a transaction or signing a contract with the Company to provide payment services on the customer’s behalf. Revenue is measured as the difference between the exchange rate set by the Company to the customer and a rate available in the wholesale foreign exchange market. The Company executes the transaction and makes payments to the recipient to satisfy its performance obligation to the customer, and therefore, the Company recognizes revenue at a point in time when this performance obligation has been fulfilled.

Revenue disaggregation

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard. See Note 16 for information regarding revenue disaggregation by revenue streams and countries.

Contract liabilities

Contract liabilities are recorded when consideration is received from a customer prior to transferring the goods or services to the customer or other conditions under the terms of a sales contract. As of December 31, 2022 and 2021, the Company recorded contract liabilities of $1,010,852 and $894,174, respectively, which were presented as advances from customers on the accompanying consolidated balance sheets. During the years ended December 31, 2022, 2021 and 2020, the Company recognized $31,761, $126,333 and $279,423, of contract liabilities as revenue, respectively.

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

Selling and handling expenses

Selling and handling costs amounted to $8,745, $54,473 and $96,997 for the years ended December 31, 2022, 2021 and 2020, respectively. Selling and handling costs are expensed as incurred and included in selling expenses.

General and administrative expenses

General and administrative expenses consist primarily of research and development expenses, salary and welfare for general and administrative personnel, rental expenses, depreciation and amortization associated with general and administrative personnel, allowance for doubtful accounts, impairment of intangible assets, entertainment expenses, general office expenses and professional service fees.

The Company recognizes research and development expenses when incurred. Research and development expenses amounted to $5,147,364, $6,557,208 and $8,459,765 for the years ended December 31, 2022, 2021 and 2020, respectively.

Operating leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, current, and operating lease liability, non-current in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. For the initial measurement of the lease liabilities, the Company uses the discount rate as of the commencement date of the lease, incorporating the entire lease term. Operating lease liabilities related to lease payments due within one year and over are classified as current and non-current, respectively, in the consolidated balance sheets. The ROU asset is measured as the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred and lease incentives. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. For leases that have lease terms of 12 months or less and do not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements.

Government grants

Government grants represent cash subsidies received from PRC government. Cash subsidies that have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized when received. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local businesses. Total government grants received amounted to $81,911, $434,604 and $4,006,567 for the years ended December 31, 2022, 2021 and 2020, respectively.

Value-added taxes

Revenue is recognized net of value-added taxes (“VAT”). VAT is based on gross sales price and the VAT rate applicable to the Company is 17% for the period from the beginning of 2018 till the end of April 2018, then changed to 16% from May 2018 to the end of March 2019, and changed to 13% since April 2019. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded as VAT payable if output VAT is larger than input VAT and is recorded as VAT recoverable if input VAT is larger than output VAT. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities. Furthermore, the Company’s subsidiaries in China may be qualified to receive a refund on VAT for the excess input VAT after meeting certain prerequisites specified in relevant regulations prescribed by the State Tax Bureau of the PRC.

For the years ended December 31, 2022, 2021 and 2020, the Company recorded impairment on VAT recoverable of $4.5 million, nil and nil, respectively. The impairment of VAT recoverable incurred during the year ended December 31, 2022 was primarily related to Wuhai Ebang as the Company determined the VAT could not be recovered. The Company expects to use or receive the remaining VAT recoverable in future operations.

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

Note 3 – Business Acquisition and Goodwill

Acquisitions in 2022

Compass Global Holdings Pty Ltd(“Compass”).

On March 21, 2022, the Company acquired 100% equity interests of Compass for a total cash consideration of AUD 8,000,000 (approximately US$ 5.9 million). Upon the acquisition, Compass became a consolidated subsidiary of the Company.

The total purchase consideration of AUD 8 million (approximately US$ 5.9 million) consisted of a cash payment of approximately AUD 4.2 million (approximately US$ 3.1 million) to the former shareholders of Compass and approximately AUD 3.8 million (approximately US$ 2.8 million) to settle liabilities. The assets and liabilities of Compass were recorded at their respective estimated fair value as of the acquisition date.

The following table summarizes the purchase price allocation of the assets acquired, liabilities assumed and related deferred income tax assumed at the date of acquisition. The dollar amount presented in the table was based on the exchange rate of AUD 1.00 to US$ 0.7401 on March 21, 2022.

US$

Current assets	13,341,925
Other non-current assets	20,684
License	4,537,549
Total assets acquired	17,900,158
Current liabilities	(13,340,550)
Deferred tax liabilities	(1,134,387)
Total liabilities assumed	(14,474,937)
Net identifiable assets acquired	3,425,221
Total consideration	5,920,795
Goodwill	2,495,574

Goodwill, which is not tax deductible, is primarily attributable to synergies expected to be achieved from the acquisition.

The fair value of the financial license is determined using the Multi-period Excess Earnings Method. The determination of fair values involves the use of significant judgments and estimates.

The judgments used to estimate the fair value assigned to assets acquired and liabilities assumed, the life of the intangible asset, as well as the significant assumptions, can materially impact the Company’s consolidated financial statements. Significant assumptions used for the model include the forecasted operating cash flows and discount rate. The Company utilized the assistance of a third-party valuation firm to determine the fair value as of the date of acquisition.

The revenue and net income since the acquisition date included in the consolidated statements of operations for the period ended December 31, 2022 were $2,634,580 and $111,175, respectively. Pro forma results reflecting this transaction were not presented because they are not significant to the Company’s consolidated financial results.

Note 4 – Short-term investments

Short-term investments consist of the following:

	As of December 31,	As of December 31,
	2022	2021

Marketable securities	$5,611,815	$1,114,770
Time deposits	172,402	18,000,000
Wealth management products	51,160	16,328,476
Total	$5,835,377	$35,443,246

The balances of wealth management products as of December 31, 2022 and 2021 represent wealth management products with variable rates of return or non-principle-guaranteed purchased from commercial banks.

For the years ended December 31, 2022, 2021 and 2020, the unrealized loss related to investments in marketable securities was $640,998, $3,890,427 and nil, respectively.

There was no unrealized gain or loss associated with the wealth management products as of December 31, 2022 and 2021. No impairment charges were recorded for the years ended December 31, 2022, 2021 and 2020.

Note 5 – Earnings (loss) per share

The calculation of basic earnings (loss) per share is based on the income attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares in issue for the years ended December 31, 2022, 2021 and 2020.

The earnings (loss) calculation for the years ended December 31, 2022, 2021 and 2020 excludes the following potentially dilutive ordinary shares:

	Years ended December 31,
	2022	2021	2020
Class A ordinary shares exercisable from warrants issued pursuant to the November 2020 Offering (as defined below in Note 12)(1)	-	-	76,667
Class A ordinary shares exercisable from warrants issued pursuant to the Warrant Inducement Offering (as defined below in Note 12)(1)	453,333	453,333	-
Class A ordinary shares exercisable from warrants issued pursuant to the March 2021 Offering (as defined below in Note 12)(1)	233,333	233,333	-
Class A ordinary shares issuable from the outstanding restricted share awards(1)	133,067	53,000	-
Total	819,733	739,666	76,667

(1)	Retrospectively adjusted for the effect of the Reverse Stock Split effected on November 20, 2022. See Note 12.

The following reflects the income and share data used in the basic and diluted earnings (loss) per ordinary share computations:

	Years ended December 31,
	2022	2021	2020
Earnings (loss) attributable to ordinary shareholders of the Company for basic earnings (loss) per share calculation	$(43,888,242)	$4,430,941	$(30,675,420)
Weighted average number of ordinary shares outstanding for basic earnings (loss) per share calculation(1)	6,247,333	5,923,845	4,064,708
Basic earnings (loss) per share(1)	$(7.03)	$0.75	$(7.55)

Earnings (loss) attributable to ordinary shareholders of the Company for diluted earnings (loss) per share calculation	$(43,888,242)	$4,430,941	$(30,675,420)

Weighted average number of ordinary shares outstanding basic earnings (loss) per share calculation(1)	6,247,333	5,923,845	4,064,708
Adjusted for:
- incremental shares issuable related to warrants issued(1)	-	5,013	-
Weighted average number of shares outstanding for diluted earnings (loss) per share calculation(1)	6,247,333	5,928,858	4,064,708

Diluted earnings (loss) per share(1)	$(7.03)	$0.75	$(7.55)

(1)	Retrospectively adjusted for the effect of the Reverse Stock Split effected on November 20, 2022. See Note 12.

Note 6 – Accounts receivable, net

Accounts receivable, net consist of the following:

	As of December 31,	As of December 31,
	2022	2021
Accounts receivable	$6,858,185	$14,474,383
Less: Allowance for doubtful accounts	(3,523,458)	(4,601,637)
Accounts receivable, net	$3,334,727	$9,872,746

Movements of allowance for doubtful accounts are as follows:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2022	2021	2020
Allowance for doubtful accounts, beginning balance	$4,601,637	$4,788,855	$1,772,280
Provision for (reversal of) doubtful accounts	1,968,316	(310,012)	2,740,639
Uncollectible accounts receivable written-off	(2,705,446)	-	-
Effects of foreign exchange rate	(341,049)	122,794	275,936
Allowance for doubtful accounts, ending balance	$3,523,458	$4,601,637	$4,788,855

Note 7 – Inventories, net

	As of December 31,	As of December 31,
	2022	2021
Finished goods	$10,627,535	$11,443,135
Work in process	953,088	1,481,664
Raw materials	20,125,467	21,616,348
	31,706,090	34,541,147
Less: inventory write-down	(31,266,026)	(27,403,609)
Inventories, net	$440,064	$7,137,538

During the years ended December 31, 2022, 2021 and 2020, the Company recorded write-down for the potentially obsolete, slow-moving inventories and lower of cost or market adjustment of $6,482,019, $2,233,452 and $3,644,243 in cost of revenues, respectively.

Note 8 – Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	As of December 31,	As of December 31,
	2022	2021
Buildings	$33,224,223	$4,031,395
Mechanical equipment	17,468,972	19,935,874
Motor vehicles	330,727	454,624
Office equipment	7,343,494	7,369,316
Computer software	675,644	753,986
Leasehold improvement	1,518,282	1,197,048
Construction in progress	785,434	28,874,739
Total	61,346,776	62,616,982
Accumulated depreciation	(24,797,498)	(25,464,318)
Provision for impairment	-	(3,823,054)
Property, plant and equipment, net	$36,549,278	$33,329,610

Depreciation expense for the years ended December 31, 2022, 2021 and 2020 amounted to $1,822,942, $2,858,406 and $6,347,738, respectively. For the year ended December 31, 2021, the Company recorded an impairment charge of $3,109,922 against a certain building as the carrying amount of the asset was deemed not recoverable due to the asset’s economic obsolescence identified during the period. No impairment was recorded for the years ended December 31, 2022 and 2020. The impaired building was disposed of in the year ended December 31, 2022 in connection with the Company’s disposal of Wuhai Ebang. See Note 19.

Note 9 – Intangible assets, net

The following table presents the Company’s intangible assets as of the respective balance sheet dates:

	As of December 31,	As of December 31,
	2022	2021
Land use right	$2,626,781	$3,005,644
Non-patent technology	704,630	482,604
License	4,181,273	-
Software	5,760,071	6,197,055
Patents	29,879,744	19,879,743
Total	43,152,499	29,565,046
Accumulated amortization	(15,523,631)	(7,052,838)
Provision for impairment	(20,738,130)	-
Intangible assets, net	$6,890,738	$22,512,208

Amortization expense for the years ended December 31, 2022, 2021 and 2020 amounted to $8,888,601, $3,399,649 and $805,220, respectively.  For the year ended December 31, 2022, the Company recorded an impairment charge of $20,738,130 against patents as the carrying amount of the asset was deemed not recoverable due to the asset’s economic obsolescence identified during the period. The impairment loss was included in the general and administrative expenses in the consolidated statements of operations and comprehensive income (loss). No impairment was recorded for the years ended December 31, 2021 and 2020.

Estimated future amortization expense related to intangible assets held as of December 31, 2022:

Year
2023	$694,117
2024	346,832
2025	261,599
2026	261,599
2027	261,599
Thereafter	5,064,992
Total	$6,890,738

Note 10 – Accrued liabilities and other payables

The components of accrued liabilities and other payables are as follows:

	As of December 31,	As of December 31,
	2022	2021
Salary payable	$1,928,684	$1,444,161
Payable to consultants	49,047	1,531,560
Refundable deposit to customers	86,991	1,262,817
Payable to property, plant and equipment suppliers	4,565,086	3,684,884
Customer custodial cash liabilities	3,919,793	-
Other accrued liabilities	969,490	1,052,566
Total accrued liabilities and other payables	$11,519,091	$8,975,988

Other accrued liabilities mainly consist of insurance payables, social security payables, accrued professional service fees. The customer custodial cash liabilities represent the cash held on behalf of customers for the settlement of future cross-border payment and foreign exchange services. The corresponding customer custodial cash asset with balance in the same amount was included in other current asset, net in the consolidated balance sheet.

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

Australia

The Company’ subsidiaries incorporated in Australia are subject to Australian Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Australia tax laws. The Australian Income Tax had significant changes progressively since June 30, 2017. From July 1, 2022, companies that are base rate entities must apply the 25% company tax rate. A company is a base rate entity for an income year if 1) the company’s aggregated turnover for that income year is less than AUD50,000,000 of that income year, and 2) it has 80% or less of their assessable income in that income year that is base rate entity passive income. Thus the applicable tax rate is 25% for the Company on assessable profits arising in or derived from Australia.

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

Reconciliation of the differences between statutory income tax rate and the effective tax rate

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2022, 2021 and 2020 applicable to the PRC operations to income tax expenses is as follows:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2022	2021	2020
Statutory income tax rate	25.00%	25.00%	25.00%
Effect of expenses not deductible for tax purposes	0.00%	0.40%	0.00%
Effect of additional deduction of research and development expense	0.70%	(35.10)%	6.70%
Effect of income tax exemptions and reliefs	2.90%	60.90%	(0.70)%
Recovery from deferred income tax assets	5.50%	-	-
Effect of valuation allowance on deferred income tax assets	(28.00)%	2.20%	(67.10)%
Income tax difference under different tax jurisdictions	(6.10)%	(45.70)%	(2.20)%
Prior year true-ups	-	(23.60)%	-
Others	-	-	(2.10)%
Total	(0.00)%	(15.90)%	(40.40)%

Significant components of the provision for income taxes are as follows:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2022	2021	2020
Current income tax expense	$7,666	$2,466,745	$623,938
Deferred tax expense (benefit)	(80,599)	(2,845,588)	8,627,604
Income taxes provision (benefit)	$(72,933)	$(378,843)	$9,251,542

For the purpose of presentation in the consolidated balance sheets, deferred income tax assets and liabilities have been offset. Significant components of deferred tax assets and liabilities are as follows:

	As of December 31,	As of December 31,
	2022	2021
Provision for doubtful accounts	$1,986,464	$6,374,477
Net operating loss carryforward	35,623,990	19,012,186
Accrued expenses and others	3,672,475	3,899,556
	41,282,929	29,286,219
Less: valuation allowance	(41,282,929)	(29,286,219)

Deferred tax assets	$-	$-

Intangible assets	$1,004,365	$-
Property, plant and equipment	129,174	178,582
Deferred tax liabilities	$1,133,539	$178,582

Total deferred tax liabilities	$1,133,539	$178,582

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

Uncertain tax positions

The PRC tax authorities conduct periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC entities. Accordingly, the PRC subsidiaries’ tax years of 2018 through 2022 remain open to examination by the respective tax authorities. It is therefore uncertain as to whether the PRC tax authorities may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2022 and 2021, the Company did not have any significant unrecognized uncertain tax positions.

Note 12 – Equity

Ordinary shares

The Company adopted a dual-class share structure. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to twenty votes per share. Each Class B ordinary share can be converted into one Class A ordinary share at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares.

The Company completed the initial public offering (“IPO”) in 2020 with new issuance of totaling 642,145 (19,264,337 before the Reverse Stock Split) Class A ordinary shares at a price of $156.9 ($5.23 before the Reverse Stock Split) per share. Net proceeds raised by the Company from the IPO amounted to approximately $92 million after deducting underwriting discounts and commissions and other offering expenses. The Company received all the net proceeds on July 2, 2020.

The Company commenced an additional offering with new issuance of totaling 266,666 (8,000,000 before the Reverse Stock Split) units at a price of $157.5 ($5.25 before the Reverse Stock Split) per unit in November 2020 (the “November 2020 Offering”), intending to raise $42 million funding prior to deducting underwriting discounts and commissions and other offering expenses. Each unit consists of one share of Class A ordinary shares and one warrant to purchase one-half of a Class A ordinary share. As of December 31, 2020, the Company completed the offering of 153,333 (4,600,000 before the Reverse Stock Split) units in relation to the November 2020 Offering and received net proceeds of approximately $23 million. The units issued consisting of an aggregate of 153,333 (4,600,000 before the Reverse Stock Split) shares of Class A ordinary shares and 153,333 (4,600,000 before the Reverse Stock Split) warrant which can be exercised for 76,667 (2,300,000 before the Reverse Stock Split) shares of Class A ordinary shares. In January 2021, the Company completed the November 2020 Offering by selling another 113,333 (3,400,000 before the Reverse Stock Split) units for net proceeds of approximately $17 million. The units issued consisting of an aggregate of 113,333 (3,400,000 before the Reverse Stock Split) shares of Class A ordinary shares and 113,333 (3,400,000 before the Reverse Stock Split) warrant which can be exercised for 56,667 (1,700,000 before the Reverse Stock Split) shares of Class A ordinary shares.

In February 2021, the Company launched another offering for an aggregate of 640,000 (19,200,000 before the Reverse Stock Split) units at $150 ($5 before the Reverse Stock Split) per unit (the “February 2021 Offering”). Each unit offered in the February 2021 Offering consists of one Class A ordinary share and one warrant to purchase one-half of one Class A ordinary share. The warrants are immediately exercisable and expire on the fifth anniversary of the original issuance date. The exercise price of each two warrants is $157.5 ($5.25 before the Reverse Stock Split). The warrants may be exercised only for a whole number of shares and the Company does not issue fractional shares upon exercise of the warrants. The Company completed the February 2021 Offering by selling 640,000 (19,200,000 before the Reverse Stock Split) units and received net proceeds of approximately $90 million. The units issued consisting of an aggregate of 640,000 (19,200,000 before the Reverse Stock Split) shares of Class A ordinary shares and 640,000 (19,200,000 before the Reverse Stock Split) warrant which can be exercised for 320,000 (9,600,000 before the Reverse Stock Split) shares of Class A ordinary shares.

The Company also entered into inducement agreements with certain investors (the “Holders”) in February 2021 to induce them to exercise the warrants issued to them in connection with the November 2020 Offering and the February 2021 Offering for all 453,333 (13,600,000 before the Reverse Stock Split) Class A ordinary shares available for exercise thereunder (the “Warrant Inducement Offering”). The Holders exercised these warrants, in full, and were issued 453,333 (13,600,000 before the Reverse Stock Split) Class A ordinary shares as a result of such exercises, with the Company receiving aggregate net proceeds of approximately $68 million after deducting sales commissions payable to the warrant solicitation agents and related expenses. Additionally, as consideration for their exercise of such warrants, the Company issued to the Holders the new warrants, which are exercisable, anytime within five (5) years from the date on which they became exercisable, at an exercise price of $331.8 ($11.06 before the Reverse Stock Split) per share, for an aggregate of up to the 453,333 (13,600,000 before the Reverse Stock Split) Class A ordinary shares.

In March 2021, the Company launched another offering for an aggregate of 466,667 (14,000,000 before the Reverse Stock Split) units at $183 ($6.1 before the Reverse Stock Split) per unit (the “March 2021 Offering”). Each unit offered in the March 2021 Offering consists of one Class A ordinary share and one warrant to purchase one-half of one Class A ordinary share. The warrants are immediately exercisable and expire on the fifth anniversary of the original issuance date. The exercise price of each two warrants is $197.7 ($6.59 before the Reverse Stock Split). The warrants may be exercised only for a whole number of shares and the Company does not issue fractional shares upon exercise of the warrants. The Company completed the March 2021 Offering by selling 466,667 (14,000,000 before the Reverse Stock Split) units and received net proceeds of approximately $80 million. The units issued consisting of an aggregate of 466,667 (14,000,000 before the Reverse Stock Split) shares of Class A ordinary shares and 466,667 (14,000,000 before the Reverse Stock Split) warrant which can be exercised for 233,333 (7,000,000 before the Reverse Stock Split) shares of Class A ordinary shares.

On November 20, 2022, the Company effected a 1-for-30 reverse stock split of Ordinary Shares (the “Reverse Stock Split”), pursuant to which every 30 issued and unissued Class A ordinary shares and Class B ordinary shares of the Company of HK$0.001 each (the “Existing Shares”) be consolidated into one share of HK$0.03 each (each a “Consolidated Share”) in accordance with an ordinary resolution passed at an extraordinary general meeting of the Company held on November 20, 2022.

Warrants

The following table sets forth the Company’s warrant activities for the years ended December 31, 2022, 2021 and 2020:

	Number of	Weight- average
	shares Issuable*	exercise price*
Outstanding and exercisable at January 1, 2020	$-	$-
Granted	76,667	165.0
Balance at December 31, 2020	76,667	165.0
Outstanding and exercisable at December 31, 2020	76,667	165.0
Granted	1,063,333	240.9
Exercised	(453,333)	159.6
Balance at December 31, 2021	686,667	286.2
Outstanding and exercisable at December 31, 2021	686,667	286.2
Granted	-	-
Exercised	-	-
Balance at December 31, 2022	686,667	286.2
Outstanding and exercisable at December 31, 2022	686,667	286.2

*	Retrospectively adjusted for the effect of the Reverse Stock Split effected on November 20, 2022. See Note 12.

The intrinsic value of these warrants was approximately nil and nil as of December 31, 2022, and 2021, respectively.

Note 13 – Share-based compensation

In order to attract and retain talents, the Company adopted a share incentive plan in April 2020, which was amended and restated on July 9, 2021 (the “2020 Plan”). The maximum aggregate number of shares that may be issued pursuant to all awards under the 2020 Plan shall be 349,427 (10,482,827 before Reverse Stock Split) Class A ordinary shares. The Company also adopted the 2021 Share Incentive Plan (the “2021 Plan”), under which the maximum aggregate number of shares that may be issued pursuant to all awards shall be 333,333 (10,000,000 before Reverse Stock Split) Class A ordinary shares. The Company did not grant any award under the 2021 plan.

The Company granted 172,333 and 61,200 (5,170,000 and 1,836,000 before the Reverse Stock Split) restricted share awards (“RSAs”) in 2022 and 2021, respectively, under the 2020 Plan. The RSAs vest over four years with 25% vested at each anniversary. The vesting of these RSAs is further subject to performance conditions whereby a 50% or 100% of the RSAs to be vested in a given year will be forfeited based on the result of an annual performance review of the grantee in accordance with predetermined performance targets. The unvested portion of the RSAs will also be forfeited upon the termination of employment or service during the vesting period. The Company estimates the annual performance review result for each grantee and recognizes the related compensation expenses. The amount of compensation expense recorded for the year ended December 31, 2022, 2021 and 2020 was $3,903,970, $707,000 and nil, respectively. Unvested compensation expense as of December 31, 2022 and 2021 was $3,036,689 and $3,365,320, respectively.

The following table summarized the Company’s RSAs activity under the 2020 Plan:

		Weighted average
	Number of RSAs*	grant date fair value*
Unvested, January 1, 2021	-	-
Granted	61,200	75.60
Vested	-	-
Forfeited	(7,333)	75.60
Unvested, December 31, 2021	53,867	75.60
Granted	172,333	31.06
Vested	(60,534)	37.67
Forfeited	(32,600)	54.55
Unvested, December 31, 2022	133,066	40.34

*	Retrospectively adjusted for the effect of the Reverse Stock Split on November 20, 2022. See Note 12.

Note 14 – Operating leases

The Company entered into operating lease agreements for factory buildings, office spaces and employee dormitories including lease agreements with its related party, with various initial term expiration dates through 2030 and various renewal and termination options. None of the amounts disclosed below for these leases contains variable payments, residual value guarantees or options that were recognized as part of the right-of-use assets and lease liabilities. As the Company’s leases did not provide an implicit discount rate, the Company used an incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments.

As of December 31, 2022 and 2021, the Company recognized operating lease liabilities, including current and noncurrent, in the amount of $7,257,144 and $3,448,226, respectively, and the corresponding operating lease right-of-use assets of $5,862,748 and $3,269,022, respectively.

Also see Note 18 for related party operating lease commitments.

The following components of lease cost are included in the Company’s consolidated statements of operations and comprehensive income (loss):

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2022	2021	2020
Operating lease cost	$1,948,051	$1,177,689	$704,264
Short-term lease cost	35,710	117,118	29,007
Total lease cost	$1,983,761	$1,294,807	$733,271

Supplemental cash flow information related to operating leases was as follows:

	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2022	2021	2020
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	$1,559,148	$1,414,151	$690,626
Supplemental lease cash flow disclosure
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$5,394,251	$3,387,501	$192,395

Supplemental balance sheet information related to operating leases was as follows:

	As of	As of
	December 31,	December 31,
	2022	2021
Operating lease right-of-use assets	$5,343,608	$2,132,247
Operating lease right-of-use assets – related parties	519,140	1,136,775
Total operating lease right-of-use assets	$5,862,748	$3,269,022

Operating lease liabilities, current	$1,217,604	$851,936
Operating lease liabilities – related parties, current	283,567	595,424
Operating lease liabilities, non-current	5,755,973	1,712,303
Operating lease liabilities – related party, non-current	-	288,563
Total operating lease liabilities	$7,257,144	$3,448,226

Weighted average remaining lease term of operating leases	6.34 Years	3.09 Years
Weighted average discount rate of operating leases	6.5250%	6.5250%

The Company’s maturity analysis of operating lease liabilities as of December 31, 2022 is as follows:

Operating
Leases
2023	$1,888,515
2024	1,403,677
2025	1,252,710
2026	854,862
2027	886,919
Thereafter	2,610,829
Total lease payment	8,897,512
Less: imputed interest	(1,640,368)
Present value of operating lease liabilities	7,257,144
Less: current obligation	(1,501,171)
Long-term obligation at December 31, 2022	$5,755,973

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

	As of December 31	As of December 31,
	2022	2021
PRC entities
Paid-in capital	$83,872,972	$75,273,694
Additional paid-in capital	93,759,405	97,807,839
Statutory reserves	10,848,816	11,317,257
Total restricted net assets	$188,481,193	$184,398,790

As of December 31, 2022 and 2021, total restricted net assets were $188,481,193 and $184,398,790, respectively.

Note 16 – Segment and revenue analysis

The Company operates in a single operating segment that includes the selling of bitcoin mining machines and related accessories, telecommunication products, providing management and maintenance services and cross-border payment and foreign exchange services.

The following table summarizes the revenue generated from different revenue streams:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2022	2021	2020
Revenue
Product sale - Bitcoin mining machines and related accessories	$25,800,263	$39,756,156	$7,951,296
Product sale - Telecommunication	3,736,961	8,566,866	1,725,982
Service - Management and maintenance	86,344	3,127,225	9,327,023
Service - Cross-border payment and foreign exchange services	2,598,865	-	-
Service - Other revenue	105,686	-	-
	$32,328,119	$51,450,247	$19,004,301

The following table summarizes the revenues generated from different geographic region:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2022	2021	2020
Geographic region
Revenue
Mainland China	$29,623,568	$51,432,545	$18,962,130
United States of America	-	-	9,338
Other foreign countries	2,704,551	17,702	32,833
	$32,328,119	$51,450,247	$19,004,301

Selected assets of property, plant and equipment, right-of- use assets, intangible assets and goodwill by geographical region within the operating segment is as follows:

	As of December 31,	As of December 31,
Geographic region	2022	2021
Mainland China	$38,070,043	$38,526,457
Hong Kong	90,949	18,074,339
Australia	10,955,261	2,108,281
Others foreign countries	2,486,139	401,763
	$51,602,392	$59,110,840

Note 17 – Credit risk and major customers

Accounts receivable concentration of credit risk is as below:

	As of December 31,	As of December 31,
	2022	2021
Customer A	20%	* %
Customer B	* %	13%
Customer C	20%	13%
Customer D	* %	11%
Customer S	11%	* %

Supplier concentration of credit risk is as below:

	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2022		2021		2020
Supplier R	11%		*	%	*	%
Supplier N	*	%	22%		*	%
Supplier O	*	%	13%		*	%
Supplier P	*	%	*	%	28%
Supplier Q	*	%	*	%	44%

Revenue concentration of credit risk is as below:

	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2022		2021		2020
Customer H	76%		32%		* %
Customer F	*	%	11%		* %
Customer D	*	%	*	%	20%
Customer J	*	%	*	%	18%
Customer E	*	%	*	%	12%
Customer K	*	%	*	%	10%
Customer L	*	%	*	%	10%
Customer M	*	%	*	%	10%

*	Less than 10%

Note 18 – Related party transactions

a)	Related parties

Name of related parties	Relationship with the Company
Dong Hu	Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of the Company
Hong Kong Dewang Limited	Wholly owned by Zhengqian Jiang, father-in-law of Dong Hu
Zhejiang Wansi Computer Manufacturing Company Limited	68% owned by Aiqun Jiang, spouse of Dong Hu
Hangzhou Yibang Zhiyang Technology Co., Ltd.	Controlled by Dong Hu
Top Max Limited	Controlled by Dong Hu
Shubo Qian	Brother-in-law of Dong Hu
Jun Hu	Sister of Dong Hu
Hangzhou Yiquansheng Communication Technology Co., Ltd.	Controlled by Dong Hu

b)	Long-term loans from a related party

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

c)	Operating leases with related parties

The Company leases office space from Zhejiang Wansi Computer Manufacturing Company Limited under non-cancellable operating lease agreements with lease terms ranging from two to three years. Lease expense from related party for the years ended December 31, 2022, 2021 and 2020 amounted to $44,230, $31,647 and $29,582, respectively.

The Company leases office space from Hangzhou Yiquansheng Communication Technology Co., Ltd. under non-cancellable operating lease agreements with lease terms of 31 months. Lease expense from related party for the years ended December 31, 2022, 2021 and 2020 amounted to $557,968, $378,652, and nil, respectively.

d)	Due to a related party

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

f)	Disposal of a subsidiary to a related party

In December 2020, the Company disposed of Hangzhou Yiquansheng to an affiliate controlled by Mr. Dong Hu, CEO and CFO of the Company, for RMB500,000. The gain on disposal of Hangzhou Yiquansheng is accounted for as a capital contribution from Dong Hu, CEO as a result of this transaction between entities under common control of Dong Hu. The disposal of Hangzhou Yiquansheng does not constitute a strategic shift of the Company’s operation.

During the year ended December 31, 2020, Hangzhou Yiquansheng borrowed approximately $562,000 from the affiliate controlled by Mr. Dong Hu. The liability was extinguished in connection with the disposal of Hangzhou Yiquansheng, related gain on extinguishment is included in the gain on disposal, accounted for as a capital contribution.

Note 19 – Disposal of subsidiaries

On June 30, 2022, the Company disposed of 100% of the equity interest of Ebang Hongling and its 100% owned subsidiary Wuhai Ebang to a third party for a cash consideration of RMB1. This disposal resulted in a gain of $5,941 for the year ended December 31, 2022.

For the period from January 1, 2022 to June 30, 2022, Ebang Hongling and Wuhai Ebang did not generate any revenue and incurred a net loss of approximately $6.7 million. Net negative assets of Ebang Hongling and Wuhai Ebang was approximately $5,941. The disposal of Ebang Hongling and Wuhai Ebang does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results.

Note 20 – Commitments and contingencies

Operating lease commitments

The information of lease commitments is provided in Note 14.

Contingencies

On July 16, 2018, Wangjing Technology (Suzhou) Co., Ltd. (“Wangjing Technology”) filed a copyright infringement dispute against Zhejiang Ebang and three other defendants. On January 1, 2016, due to production and operation needs, Zhejiang Ebang entrusted the fourth defendant Suzhou Qiao Network Technology Co., Ltd. (“Suzhou Qiao”) to carry out technical development (involving products: embedded software for gateway). In the process of technical cooperation, the software developed by the fourth defendant Suzhou Qiao was charged for copyright infringement and Zhejiang Ebang is thereby involved in the case. The plaintiff, Wangjing Technology sued the defendants in this case to jointly compensate the plaintiff for the economic losses and reasonable rights maintenance costs totaling RMB3 million (approximately $431,000). On August 6, 2020, Zhejiang Ebang received the judgment of the first trial of the case, and the judgment was as follows: 1) Zhejiang Ebang and Suzhou Qiao should immediately cease the infringement of the plaintiff’s software copyright. 2) Zhejiang Ebang and Suzhou Qiao should jointly compensate the plaintiff by RMB0.5 million (approximately $71,000). 3) Zhejiang Ebang should publish notices on its official website regarding the copyright infringement involved in the case for no less than 15 consecutive days. 4) The Court rejected the plaintiff’s other claims. Zhejiang Ebang has filed an appeal and the judgment of the first trial has not yet become effective due to the appeal. On January 27, 2021, the appeal has been held online for trial investigation. The Company has recorded an expense of RMB0.5 million related to this matter for the year ended December 31, 2021. The result of this appeal is still pending.

Litigation settlement

On January 29, 2019, the Company filed a civil action in the Hangzhou Intermediate People’s Court against one of its customers. The defendant had purchased from the Company, and the Company had delivered 90,000 units of mining machines for a total amount of RMB453.6 million (approximately $65.1 million) pursuant to an executed sales contract. The defendant has paid RMB380 million (approximately $54.5 million), and the Company is seeking payment of the remaining balance of RMB73.6 million (approximately $10.6 million) plus interest and legal expenses. On December 30, 2021, Hangzhou Intermediate People’s Court made the judgement and supported the request of RMB73.6 million goods payment from the Company. On January 24, 2022, the defendant appealed to Zhejiang Provisional Superior People’s Court and the appeal was automatically withdrawn according to the ruling made by Zhejiang Provisional Superior People’s Court on March 22, 2022. The court has made enforcement action regarding the payment by the defendant. During the year ended December 31, 2022, the Company has collected RMB7.4 million (approximately $1.1 million). When the sales contract was entered into in 2018, no associated revenue was recognized as the Company concluded the collection of the consideration was not probable. The RMB7.4 million received from the settlement during the year ended December 31, 2022 was recorded as revenue in the consolidated statements of operations and comprehensive income (loss) because the contract has been terminated which leaves the Company no remaining obligations to transfer products and the receipt of consideration is nonrefundable.

In November 2019, the Company brought a claim against one of the Company’s customers and the ultimate beneficial owner of the mining machines (collectively, the “defendants”) in connection with a sale of 80,000 mining machines for an amount of RMB403 million (approximately $58 million) pursuant to a sales contract and a supplementary contract, alleging that the defendants only paid RMB13 million (approximately $2 million) of the total balance and seeking full payment of the outstanding RMB282 million (approximately $40 million) balance plus interest and hold both defendants jointly and severally liable. In August 2021, an agreement was reached between the Company and defendants following a mediation by the court, pursuant to which the defendants agree to pay a total of RMB272 million to the Company. When the sales contract was entered into in 2018, no associated revenue was recognized as the Company concluded the collection of the consideration was not probable. The Company has received RMB166 million (approximately $24.7 million) and RMB106 million (approximately $16 million) from the settlement during the year ended December 31, 2022 and 2021, respectively. Such receipts were recorded as revenue in the consolidated statements of operations and comprehensive income (loss) because the contract has been terminated which leaves the Company no remaining obligations to transfer products and the receipt of consideration is nonrefundable.

In April 2021, Chongqing Duomeiduo Culture Media Co., Ltd. (“DMD”) filed a civil action in the Beijing Chaoyang District People’ Court against the Company for sales contract disputes, claiming the Company and Borui Shikong Culture Communication Co., Ltd. (“Borui”) to return the payment made for the contract in dispute, totaling RMB2 million and 30 bitcoins. On December 16, 2021, the case was transferred to Beijing Dongcheng District People’s Court for trial. On March 9, 2023, the court announced the verdict that the sales contract between Borui and DMD is voided and requested Borui to return DMD goods payment of RMB2 million and 30 bitcoins. In addition, the Company, as one of the defendants, has no responsibility for the case.

From time to time, the Company is subject to legal proceedings and claims in the ordinary course of business. The Company records a liability when it is both probable that a liability will be incurred and the amount of the loss can be reasonably estimated. The Company reviews the need for any such liability on a regular basis. For the years ended December 31, 2022, 2021 and 2020, the Company accrued nil, RMB0.5 million and nil related to its legal contingencies, respectively.

Note 21 – Subsequent events

In March 2023, the Company disposed of its subsidiary, Ebonex Pte Ltd, to a third party with the cash consideration of SGD10,000. The disposal of Ebonex Pte Ltd does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results.

The Company has assessed all events from December 31, 2022 up through April 28, 2023, which is the date that these financial statements are available to be issued, unless as disclosed above, there are not any material subsequent events that require disclosure in these financial statements.

Note 22 – Condensed financial information of the parent company

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

The subsidiaries did not pay any dividend to the Company for the years presents. As of December 31, 2022 and 2021, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

(a) Condensed balance sheets

	December 31,	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$212,388,959	$81,576,897
Short-term investments	-	15,000,000
Other current assets, net	257,500	658,045
Due from subsidiaries	114,912,019	242,014,968
Total current assets	327,558,478	339,249,910

Non-current assets:
Intangible assets, net	-	17,726,105
Investment in subsidiaries	-	6,820,967
Total non-current assets	-	24,547,072

Total assets	$327,558,478	$363,796,982

Liabilities and Shareholders’ Equity

Current liabilities:
Accrued liabilities and other payables	$-	$53,603
Deficit of investments in subsidiaries	8,626,897	-
Total current liabilities	8,626,897	53,603

Total liabilities	8,626,897	53,603

Shareholders’ equity:
Class A ordinary share, HKD0.03 par value, 11,112,474 shares authorized, 4,700,852 and 4,640,318 shares issued and outstanding as of December 31, 2022 and 2021, respectively(1)	18,080	17,848
Class B ordinary share, HKD0.03 par value, 1,554,193 shares authorized, issued and outstanding as of December 31, 2022 and 2021, respectively(1)	5,978	5,978
Additional paid-in capital	397,620,927	393,717,189
Accumulated deficit	(66,988,873)	(23,100,631)
Accumulated other comprehensive loss	(11,724,531)	(6,897,005)
Total shareholders’ equity	318,931,581	363,743,379
Total liabilities and shareholders’ equity	$327,558,478	$363,796,982

(1)	Retrospectively adjusted for the effect of the Reverse Stock Split effected on November 20, 2022. See Note 12.

(b) Condensed statements of operations and comprehensive income (loss)

	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Operating expenses:
General and administrative expenses	$33,796,950	$6,233,339	$6,401,580
Total operating expenses	33,796,950	6,233,339	6,401,580

Loss from operations	(33,796,950)	(6,233,339)	(6,401,580)

Interest income	2,409,547	541,598	798,328
Other expenses	(52,793)	(8,505)	(4,162)
Exchange gain (loss)	(67,696)	1,478,258	340,643
Other income	-	18,114	-
Share of income (loss) from subsidiaries	(12,380,350)	8,634,815	(25,408,649)

Net income (loss)	$(43,888,242)	$4,430,941	$(30,675,420)

Comprehensive income (loss)
Net income (loss)	$(43,888,242)	$4,430,941	$(30,675,420)
Other comprehensive income (loss):
Foreign currency translation adjustment	(4,827,526)	751,327	1,418,510
Comprehensive income (loss)	$(48,715,768)	$5,182,268	$(29,256,910)

(c) Condensed statements of cash flows

	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Cash Flows from Operating Activities:
Net income (loss)	$(43,888,242)	$4,430,941	$(30,675,420)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share of (income) loss from subsidiaries	12,380,350	(8,634,815)	25,408,649
Amortization expense	6,987,975	1,987,974	165,664
Share-based compensation	3,903,970	707,000	-
Impairment of intangible assets	20,738,130	-	-
Changes in assets and liabilities:
Due from subsidiaries	127,102,949	(195,566,806)	(46,448,162)
Other current assets, net	400,545	210,904	(868,949)
Accrued liabilities and other payables	(53,603)	(7,973,877)	75,583
Due to subsidiaries	-	-	(64,871)
Net Cash Provided by (Used in) Operating Activities	127,572,074	(204,838,679)	(52,407,506)

Cash Flows from Investing Activities
Cash paid for short-term investments	-	-	(79,915,000)
Collections from short-term investments	15,000,000	25,835,000	39,080,000
Purchases of intangible assets	(10,000,000)	-	(11,927,846)
Net Cash Provided by (Used in) Investing Activities	5,000,000	25,835,000	(52,762,846)

Cash Flows from Financing Activities
Sale of subsidiary	-	-	76,566
Proceeds from issuances of ordinary shares	-	254,727,705	114,191,595
Net Cash Provided by Financing Activities	-	254,727,705	114,268,161

Effect of Foreign Exchange on Cash and Cash Equivalents	(1,760,012)	(2,465,348)	(801,360)

Net Increase in Cash and Cash Equivalents	130,812,062	73,258,678	8,296,449

Cash and Cash Equivalents at Beginning of Year	81,576,897	8,318,219	21,770

Cash and Cash Equivalents at End of Year	$212,388,959	$81,576,897	$8,318,219

Non-Cash Investing and Financing Activities:
Issuance of vested restricted share awards	$232	-	-