Form 20-F
period 2023-12-31
Ebang International Holdings Inc.
filed 2024-04-26
CIK 1799290

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2023

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

An aggregate of 6,543,938.22 ordinary shares, representing 4,989,746.22 Class A ordinary shares, par value HK$0.03 per share, and 1,554,192 Class B ordinary Shares, par value HK$0.03 per share, as of April 25, 2024.

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

☐   Yes      ☐   No

EBANG INTERNATIONAL HOLDINGS INC.

i

INTRODUCTION

In this annual report, otherwise indicated or unless the context otherwise requires:

●	“ASICs” means application-specific ICs, meaning ICs designed for a specific application;

●	“China” and the “PRC” means the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

●	“Fintech” means financial technology;

●	“ICs” or “chips” means integrated circuits;

●	“PRC operating subsidiaries” means, for the purpose of this annual report, primarily, Zhejiang Ebang Communication Technology Co., Ltd. (“Zhejiang Ebang”), Zhejiang Ebang Information Technology Co., Ltd. (“Ebang IT”), Hangzhou Dewang Information Technology Co., Ltd. (“Hangzhou Dewang”), Hangzhou Yibang Botong Technology Co., Ltd. (“Hangzhou Yibang Botong”), Shanghai Yijiaxin IC Design Co., Ltd. (“Shanghai Yijiaxin”) and Hangzhou Zhenghao Information Technology Co., Ltd.;

●

“PRC subsidiaries” means, for the purpose of this annual report, primarily, PRC operating subsidiaries, Hangzhou Ebang Hongfa Technology Co., Ltd. (“Ebang Hongfa”), Hangzhou Bangyun Information Technology Co., Ltd. (formerly known as Yunnan Ebang Information Technology Co., Ltd.) (“Hangzhou Bangyun”), Hangzhou Ebang Shuotai Technology Co., Ltd. (“Hangzhou Ebang Shuotai”), Zhejiang Ebang Communication Co., Ltd. (“Zhejiang Ebang Communication”) and Hangzhou Ebang Shengye Technology Co., Ltd. (“Hangzhou Ebang Shengye”);

●	“operating subsidiaries” means, for the purpose of this annual report, primarily, PRC operating subsidiaries, Ebonex Australia Pty Ltd (“Ebonex Australia”), Ebon Management Australia Pty Limited (“Ebon Management Australia”), Compass Global Holdings Pty Ltd (“Compass Global”), Ebang Communications (HK) Technology Limited (formerly known as Hong Kong Bite Co., Limited) (“HK Ebang Communications”), HongKong Ebang Digital Technology Limited (“HK Ebang Digital”) and Ebon Management Pte. Ltd. (“Ebon Management”);

●	“shares” or “Class A ordinary shares” means our Class A ordinary shares, par value HK$0.03 per share;

●	“US$,” “U.S. Dollars,” “$” and “dollars” means the legal currency of the United States; and

●	“we,” “us,” “our company,” the “Company,” “Ebang,” “Ebang International” and “our” means Ebang International Holdings Inc., our Cayman Islands holding company and from time to time, in the context of describing our business, our operations and consolidated financial information, Ebang International Holdings Inc. and its subsidiaries.

We are a Cayman Islands holding company and conduct all of our operations through our operating subsidiaries. Investors in our shares are not purchasing equity securities of our operating subsidiaries but instead are purchasing equity securities of a Cayman Islands holding company. Ebang does not conduct its business through the variable interest entity (“VIE”) structure. As we have PRC operating subsidiaries, we face various legal and operational risks and uncertainties related to doing business in China. Since the PRC legal system continues to evolve, there are changes from time to time arising from the legal system in China, which include uncertainties regarding new legislation, regulations or interpretations governing our business activities, which may be promulgated or adopted; there is a risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted in Hong Kong and overseas, which could result in substantial costs and divert our resources and the attention of our management; we also face risks associated with regulatory approvals on offerings conducted overseas and foreign investment in China-based issuers, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy failure to comply with such laws and regulations may negatively impact our ability to conduct certain businesses, access foreign investments, or list on a foreign stock exchange. In particular, it is now illegal to engage in digital asset transactions including Bitcoin mining operations in China, which ruling may adversely affect us.

In addition, in connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we and our PRC subsidiaries, (i) are not required to obtain permissions from the China Securities Regulatory Commission (the “CSRC”), (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China (the “CAC”), and (iii) have not been asked to obtain or were denied such permissions by any PRC authority. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Conducting Business in China—We may be required to obtain approval or subject to filings or other requirements from the CSRC or other PRC regulatory authorities in connection with our offshore offerings under PRC law, and we cannot predict whether we will be able to or how long it will take to complete such filings.”

Furthermore, as more stringent criteria have been imposed by the U.S. Securities and Exchange Commission (the “SEC”) and the Public Company Accounting Oversight Board (the “PCAOB”) recently, our securities may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCAA”) and related regulations, if the PCAOB is unable to inspect our auditors for two consecutive years beginning in 2022. As a result, an exchange may determine to delist our securities. The PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Furthermore, the PCAOB’s report identified the specific registered public accounting firms which were subject to these determinations. On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law, which reduces the number of consecutive non- inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Our financial statements have been audited by an independent registered public accounting firm that is headquartered in the United States who is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess an auditor’s compliance with the applicable professional standards, and has been inspected by the PCAOB on a regular basis. Our auditor is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely. As of the date of this annual report, we have not been identified by the SEC as a commission-identified issuer under the HFCAA. However, there is a risk that our auditor cannot be inspected by the PCAOB in the future. The lack of inspection could cause trading in our securities to be prohibited under the HFCAA, and, as a result, The Nasdaq Stock Market LLC (“Nasdaq”) may determine to delist our securities, which may cause the value of our securities to decline or become worthless. See risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Relating to Conducting Business in China— The joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.”

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

For a detailed description of risks related to enforceability of civil liabilities, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business Operations—Certain judgments obtained against us by our shareholders may not be enforceable” and “—You may face difficulties in protecting your interests in the Company, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct our operations primarily in emerging markets.”

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

Not applicable.

ITEM 3. KEY INFORMATION

As a Cayman Islands holding company, Ebang relies on dividends and other distributions on equity paid by its operating subsidiaries for cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders or to service any expenses it may incur. Our subsidiaries’, including PRC subsidiaries’, ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, under PRC law, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The after-tax profits shall be used to cover the loss that the PRC subsidiaries made in a previous financial year before any statutory reserve is drawn therefrom, if the statutory reserve is insufficient to cover such loss. These reserves are not distributable as cash dividends. If each of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Ebang. According to the relevant PRC regulations on Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, the operating subsidiaries of Ebang who remit dividends to Ebang shall, on the basis of the approval document issued by the competent administrative department of overseas direct investment (the State Administration of Foreign Exchange of the PRC (“SAFE”) and its branch offices) and the foreign exchange registration certificate for overseas direct investment, handle the formalities for the outward remittance of funds for overseas direct investment at a designated foreign exchange bank. The designated foreign exchange bank shall handle the formalities for the domestic institution after an authenticity check.

To date, there have not been any such dividends or other distributions from our PRC subsidiaries to our subsidiaries located outside of China. In addition, as of the date of this annual report, PRC subsidiaries have never issued any dividends or distributions to Ebang or its shareholders outside of China. Furthermore, as of the date of this annual report, neither Ebang nor any of its subsidiaries have ever paid dividends or made distributions to U.S. investors. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Conducting Business in China—Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC operating subsidiaries, which could restrict our ability to act in response to changing market conditions in a timely manner.”

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

The following table presents the net cash flows from Ebang to its subsidiaries for the periods indicated:

	Years Ended December 31,
	2021	2022	2023
	US$	US$	US$
	(in thousands)
Transfers from Ebang to its subsidiaries	196,985	-	45,449

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

As of date of this annual report, we have never faced difficulties or limitations on our ability to transfer cash to our subsidiaries, across borders and to U.S. investors. Currently, there are no restrictions on the ability of our subsidiaries to distribute earnings or pay dividends subject to there being sufficient distributable reserves and having relevant foreign exchange registration certificate obtained, as applicable. In the future, cash proceeds raised from overseas financing activities may continue to be transferred by Ebang to its subsidiaries via capital contribution or shareholder loans, as the case may be. We intend to retain most, if not all, of our available funds and any future earnings for the development and growth of our business overseas. We do not expect to pay dividends in the foreseeable future.

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

Our business, financial condition and results of operations could be materially and adversely affected if any of the risks described below occur. As a result, the market price of our Class A ordinary shares could decline, and you could lose all or part of your investment. This annual report also contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” The risks below are not the only ones facing the Company. Additional risks not currently known to us or that we currently deem immaterial may also adversely affect us. The following risk factors have been grouped as follows:

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

Summary of Key Risks

Our business is subject to numerous risks and uncertainties, discussed in more detail below. These risks include, among others, the following key risks:

●	It is now illegal to engage in digital asset transactions including Bitcoin mining operations in China, which ruling may adversely affect us

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations and financial condition

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us

●	Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC operating subsidiaries, which could restrict our ability to act in response to changing market conditions in a timely manner

●	Dividends payable to our foreign investors and gains on the sale of our Class A ordinary shares by our foreign investors may become subject to PRC taxation

●

We may be required to obtain approval or subject to filings or other requirements from the CSRC or other PRC regulatory authorities in connection with our offshore offerings under PRC law, and we cannot predict whether we will be able to or how long it will take to complete such filings

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

●

The future development and growth of cryptocurrency and digital assets industry is subject to a variety of factors that are difficult to predict and evaluate. If the cryptocurrency and digital assets industry does not grow as we expect, our business, operating results, and financial condition could be adversely affected

●	We may face challenges in regard to stringent licensing and regulatory requirements in the money services business that we operate

●

The money service business in which we operate requires compliance with high and strict standards in order to manage the financial and technological risks to which we may be exposed and the establishment and maintenance of adequate infrastructures, and the failure to manage these risks will have a material adverse effect on our business

●	Our results of operations have been, and are expected to continue to be, significantly impacted by the fluctuation of cryptocurrency prices, especially the price of Bitcoin

●

We have historically derived a significant portion of our revenues from our Bitcoin mining machines business. If the market for Bitcoin mining machines ceases to exist or diminishes significantly, our business, results of operations and financial condition may be materially and adversely affected

●	The industries in which we operate and which we intend to operate in the future are characterized by constant changes. If we fail to continuously innovate and to provide products that meet the expectations of our customers, we may be unable to attract new customers or retain existing customers, and hence our business and results of operations may be adversely affected

●	We face risks associated with the expansion of our blockchain products and Fintech business operations overseas and if we are unable to effectively manage such risks, our business growth and profitability may be negatively affected

●	We may not successfully develop, market or launch any future Fintech businesses or continue operating our existing Fintech businesses

●	Our intellectual property rights are valuable, and any inability to protect them could adversely impact our business, operating results, and financial condition

●	We rely on a limited number of third parties to fabricate our ASIC chips, which are the core technology used in our mining machines

●	We have been involved, and may continue to be involved, in disputes, claims or proceedings arising from our operations or class actions from time to time, which could result in significant liabilities and reputational harm and could materially and adversely affect our business, financial condition and results of operations

●	We have and may increasingly become a target for public scrutiny, including complaints to regulatory agencies, negative media coverage, and malicious allegations, all of which could severely damage our reputation and materially and adversely affect our business and prospects

●	The joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCAA and related regulations, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing of our Class A ordinary shares or future offerings of our securities in the U.S.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A ordinary shares for a return on your investment

●

You may face difficulties in protecting your interests in the Company, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct our operations primarily in emerging markets

●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial

●	We are a “controlled company” within the meaning of the Nasdaq Rules, and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies

●	We are an emerging growth company within the meaning of the Jumpstart Our Business Startups Act (the “JOBS Act”) and may take advantage of certain reduced reporting requirements

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies

●	We have in the past incurred and continue to incur losses and negative cash flows from operating activities, and we may not achieve or sustain profitability

Risks Relating to Conducting Business in China

It is now illegal to engage in digital asset transactions including Bitcoin mining operations in China, which ruling may adversely affect us

China has taken a harsh regulatory action to ban cryptocurrency mining operations and to severely restrict the right to acquire, own, hold, sell or use these Bitcoin assets or to exchange them for fiat currency.

On May 21, 2021, the Financial Stability and Development Committee of the State Council in China proposed to “crack down on Bitcoin mining and trading.” However, it was not until September 15, 2021, as described below, that all digital asset transactions were banned in China. In May 2021, local governments began to issue corresponding measures in succession to respond to the central government, including the Xinjiang Changji Hui Autonomous Prefecture Development and Reform Commission issuing a notice on the immediate shutdown of enterprises engaged in cryptocurrency mining on June 9, 2021. On June 18, 2021, according to the public media report – Sichuan Provincial Development and Reform Commission and Sichuan Energy Bureau issued a notice on the shutdown of cryptocurrency mining projects with the deadline of June 25, 2021. On September 3, 2021, the newly issued Notification of Overhauling the Mining Activity of Cryptocurrency (the “Notification No. 1283”) banned all new cryptocurrency operations in China and set forth penalties on a going forward basis for all of the PRC. On September 15, 2021, the People’s Bank of China, the Office of the Central Cyberspace Affairs Commission, the Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Industry and Information Technology, the Ministry of Public Security, the State Administration for Market Regulation, the China Banking and Insurance Regulatory Commission, the China Securities Regulatory Commission, and the State Administration of Foreign Exchange jointly issued the Circular on Further Preventing and Disposing of Risks in Virtual Currency Trading and Speculation (Yin Fa [2021] No.237), which clarified that virtual currency-related business activities in China and the provision of services by an overseas virtual currency exchange to a Chinese resident via the Internet will be considered as illegal financial activities.

In consideration of the PRC government’s attitude and our intentional business plan, we will not conduct any cryptocurrency mining operations or cryptocurrency trading operations in mainland PRC. We do not have any mining operation in the PRC and have halted all mining machine custody business in China in April 2021. Such restrictions may adversely affect us, as the large-scale use of digital assets as a means of exchange is presently confined to certain regions globally. Ongoing and future regulatory actions may impact our ability to continue to operate, and such actions could affect our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations. Additionally, while we do not believe the PRC governmental authorities will seek to impose retroactive fines, penalties or sanctions, there can be no assurance they may not seek to do so. Any such regulations, if implemented, will cause us to incur additional compliance costs and could have a material adverse effect on our future business operations.

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

Pursuant to the Special Administrative Measures for Foreign Investment Access (2021 Edition), or the 2021 Edition Negative List, issued by The Ministry of Commerce of the PRC (the “MOFCOM”) and the National Development and Reform Commission (the “NDRC”) on December 27, 2021, which came into effect on January 1, 2022, our business does not fall into the Negative List. However, the 2021 Edition Negative List provides that “[f]ields not mentioned in the Negative List for Foreign Investment Access shall be subject to administration under the principle of consistency for domestic and foreign investments. The relevant provisions of the Negative List for Market Access shall apply to domestic and foreign investors on a unified basis.”

In addition, based on the Negative List for Market Access (2022) which became effective on March 12, 2022, “the Catalogue for Guidance on Industrial Restructuring shall be included in the Negative List for Market Access”; and according to the Decision of the State Council on Promulgating and Implementing the “Temporary Provisions on Promoting Industrial Structure Adjustment,” valid from December 2, 2005, “[i]n principle, the ‘Guidance Catalogue for the Industrial Structure Adjustment’ shall apply to various types of enterprises inside China.” “[t]he industries of the eliminated category under the ‘Guidance Catalogue for the Industrial Structure Adjustment’ shall apply to the foreign investment enterprises” and “[i]nvestments are prohibited from being contributed to projects under the eliminated category.” Furthermore, the NDRC released on December 30, 2021 its No. 49 Decree, announcing that the Decision of the National Development and Reform Commission on Amending the Guiding Catalog for Industrial Restructuring (2019 Version) (the “Amended Catalog”). The Amended Catalog added ‘virtual currency mining activities’ to the eliminated category of ’1. outdated production processing and equipment’ under the original Catalog.

As a result of all of the above, foreign investment enterprises are prohibited from virtual currency activities and our mining machine custody business are banned in China as well.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations and financial condition

Most of our revenues have been, and are expected to be, in the foreseeable future, derived from China, and a lot of our operations, including most of our manufacturing, is conducted in China. Accordingly, our business, prospects, results of operations and financial condition may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the degree of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, and in particular in 2020 as a result of the COVID-19 pandemic, China’s economic growth slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Any potential changes in PRC laws and regulations could affect our business, financial condition and results of operation

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. The PRC legal system is evolving rapidly and there are changes from time to time arising from the legal system in China, which include uncertainties regarding new legislation, regulations or interpretations governing our business activities, which may be promulgated or adopted; there is a risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted in Hong Kong and overseas, which could result in substantial costs and divert our resources and the attention of our management.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, this could also result in substantial costs and divert our resources and the attention of our management. Any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

In addition, we also face risks associated with regulatory approvals on offerings conducted overseas and foreign investment in China-based issuers, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy practices. The failure to comply with such laws and regulations may negatively impact our ability to conduct certain businesses, access foreign investments, or list on a foreign stock exchange. In particular and as discussed above, it is now illegal to engage in digital asset transactions including Bitcoin mining operations in China, which ruling may adversely affect us.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition

Although the Chinese economy has grown steadily in the past decade, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the People’s Bank of China and financial authorities of some of the world’s leading economies, including the United States and China. The proposed tariffs by the U.S. government and the potential of a trade war between the U.S. and China could dampen the growth prospects of the Chinese and global economies. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. The ongoing war between Russian and Ukraine has escalated global geopolitical tensions when Russia launched a large-scale land invasion into Ukraine in February 2022. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

In addition, our PRC subsidiaries have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our PRC subsidiaries’ employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that our PRC subsidiaries decide to terminate some of their employees or otherwise change their employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit their ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

Pursuant to PRC laws and regulations, companies registered and operating in China are required to apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and to pay for their employees’ different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. Our PRC subsidiaries have not fully paid social insurance and housing provident funds for all of their employees due to inconsistency in implementation or interpretation of the relevant PRC laws and regulations among government authorities in the PRC and, in some cases, voluntary decisions by the relevant employees. As the PRC government may enhance its enforcement measures relating to social insurance and housing fund deposit collection, our PRC subsidiaries may be required to make up the contributions to their employees, and may be further subjected to late fees payment and administrative fines, which may materially and adversely affect our financial condition and results of operations. As the interpretation and implementation of PRC labor-related laws and regulations are still evolving, we cannot assure you that our PRC subsidiaries’ current employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. In addition, we may incur additional expenses in order to comply with such laws and regulations, which may adversely affect our business and profitability.

We may be adversely affected by inflation or labor shortage in China

In recent years, the PRC economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021, 2022 and 2023 were increases of 1.5%, 1.8% and a decrease of 0.3%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if the PRC economy experiences higher rates of inflation in the future. It is uncertain when the general price level of the PRC economy may increase or decrease sharply in the future. Moreover, the significant economic growth in China has resulted in a general increase in labor costs and shortage of low-cost labor. Inflation may cause our production cost to continue to increase. If we are unable to pass on the increase in production cost to our customers, we may suffer a decrease in profitability and a loss of customers and our results of operations could be materially and adversely affected.

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

We may be subject to EIT on our worldwide income if our company or any of our subsidiaries were considered a PRC “resident enterprise” under the PRC Enterprise Income Tax Law ( the “EIT Law”)

Under the EIT Law and its implementation rules, enterprises established outside of the PRC with “de facto management bodies” within the PRC are considered a “resident enterprise” and will be subject to EIT at a rate of 25% on their worldwide income. The implementation rules under EIT define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the production, operation, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation of the PRC ( the “SAT”) promulgated the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies (“Circular 82”), on April 22, 2009, as amended on November 8, 2013, provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in the PRC. On July 27, 2011, the SAT issued the Measures for Administration of Income Tax of Chinese Controlled Resident Enterprises Incorporated Overseas (Trial) (“Circular 45”), as amended on June 15, 2018, to supplement Circular 82 and other tax laws and regulations. Circular 45 clarifies certain issues relating to resident status determination. Although Circular 82 and Circular 45 apply only to offshore enterprises controlled by PRC enterprises or PRC group companies and not those controlled by PRC individuals or foreigners, the determining criteria set forth in Circular 82 and Circular 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals or foreign enterprises. A substantial majority of our senior management team is located in China. If our company or any of our subsidiaries were considered to be a PRC “resident enterprise,” we would be subject to EIT at a rate of 25% on our worldwide income, which could materially reduce our net income.

Dividends payable to our foreign investors and gains on the sale of our Class A ordinary shares by our foreign investors may become subject to PRC taxation

Under the EIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of our Class A ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our Class A ordinary shares, and any gain realized from the transfer of our Class A ordinary shares, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of our Class A ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of our Class A ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our Class A ordinary shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in our Class A ordinary shares may decline significantly.

Any adverse changes of any preferential tax treatments and government grants that may be available to us in the future could materially and adversely affect our business, financial condition and results of operations.

We have benefited from preferential tax treatments from the PRC government and related government grants, such as “high-tech enterprise” tax status and a value added tax (“VAT”) tax refund. We cannot assure you that we will be able to meet the relevant requirements and be re-granted such preferential tax treatments and government grants upon their expiration, or to apply for other preferential tax treatments or government grants. The policies regarding the preferential tax treatments and government grants are subject to change and termination. The PRC government authorities may decide to reduce, eliminate or cancel our tax preferences at any time. Therefore, we cannot assure you of the continued availability of such tax preferences or government grants which we currently enjoy. The discontinuation, reduction or delay of any such preferential tax treatments and government grants could adversely affect our financial condition and results of operations. For more detailed information, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Key Components of Results of Operations—Taxation”.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (“ SAFE Circular 37”), which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles (“ SPVs”), are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment (“ SAFE Notice 13”). Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE. We have used commercially reasonable efforts to notify PRC residents or entities who directly or indirectly hold shares in our Company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

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

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies

In February 2015, SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises (“ SAT Public Notice 7”). SAT Public Notice 7 extends its tax jurisdiction to transactions involving the transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. In October 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (“ SAT Bulletin 37”), which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident EIT. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer other than the transfer of shares acquired and sold on public markets may be subject to EIT, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10%. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

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

If the custodians or authorized users of our controlling chops and seals fail to fulfill their responsibilities, or misappropriate or misuse these chops and seals, our business and operations may be materially and adversely affected

Under PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts on which our business relies, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the market supervision administration.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (“M&A Rules”) and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China

The M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in June 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that shall obtained an approval from the MOFCOM in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the PRC’s anti-monopoly laws require that the MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the Safety Review System for Merger and Acquisition of Domestic Companies by Foreign Investors issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

We may be required to obtain approval or subject to filings or other requirements from the CSRC or other PRC regulatory authorities in connection with our offshore offerings under PRC law, and we cannot predict whether we will be able to or how long it will take to complete such filings

On July 6, 2021, the relevant PRC government authorities issued the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision of overseas listings by China-based companies, and to improve relevant laws and regulations on data security, cross-border data transmission, and confidential information management. These opinions also required that efforts be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and five related guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures comprehensively improved and reformed the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities through a filing-based regulatory regime.

Pursuant to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either through direct or indirect means, are required to go through the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as an indirect overseas listing by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. The determination as to indirect overseas listing by PRC domestic companies, shall be made on a substance over form basis. Subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within 3 working days after the offering is completed, and subsequent securities offerings and listings of an issuer in overseas markets other than where it has offered and listed securities shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. If a domestic company fails to fulfill the filing procedure, the CSRC shall order rectification, issue warnings to such domestic company, and impose a fine; directly liable persons-in-charge and other directly liable persons shall be warned and each imposed a fine. According to Circular on the Arrangements for the Filing-based Administration of Overseas Securities Offering and Listing by Domestic Companies issued by the CSRC on February 17, 2023, from the implementation date of the Overseas Listing Trial Measures, domestic enterprises subject to the scope of filing that have offered shares or been listed overseas, or have met the following conditions shall be deemed as “existing enterprises”, which are not required to go through the filing immediately but shall be required to do so if they involve in re-financing and other filing matters in the future.

Based on the aforementioned criteria, we may be deemed a PRC domestic company and our offshore offerings may be deemed an indirect overseas listing by PRC domestic companies. Since we had already completed overseas offering prior to the effective date of the Overseas Listing Trial Measures, we should be deemed as an “existing enterprise” and not be required to go through the filing immediately. Only when we involve in re-financing and other filing matters will we be required to complete such filling with the CSRC. If so, we cannot assure you that we could meet such requirements or complete such filing in a timely manner. Any failure may restrict our ability to complete the proposed offshore offerings, which would have a material adverse effect on our business and financial positions. Further, as the Overseas Listing Trial Measures were recently promulgated, there remains substantial uncertainties as to their interpretation and implementation and how they may impact our ability to raise or utilize funding for business operation.

On February 24, 2023, the CSRC, together with MOF, the National Administration of State Secrets Protection and the National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, the National Administration of State Secrets Protection and the National Archives Administration of China in 2009. Such revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies”, which became effective on March 31, 2023, together with the Trial Measures. One of the major revisions to such revised Provisions was to expand its application to cover indirect overseas offering and listing, consistent with the Trial Measures. Such revised Provisions require that, among other things, a domestic company (a) that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; (b)  that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations; and (c) that provides documents and materials to securities companies and securities service providers; shall abide by applicable national regulations on confidentiality in handling such documents and materials, and shall provide a written statement pursuant to the revised Provisions referred to above to relevant securities companies and securities service providers simultaneously.

As of the date of this annual report, we have not had any failure or perceived failures by us or our PRC subsidiaries to comply with the above confidentiality and archives administration requirements under such revised Provisions and other PRC laws and regulations that would result in the relevant entities being held legally liable by competent authorities, and referred to a judicial organ to be investigated for criminal liability if suspected of committing a crime.

On December 28, 2021, the CAC, the NDRC, the Ministry of Industry and Information Technology (“MIIT”), and several other administrations jointly promulgated the Cybersecurity Review Measures (the “Cybersecurity Measures”), which became effective on February 15, 2022. The Cybersecurity Measures have replaced their previous version promulgated on April 13, 2020. According to the Cybersecurity Measures, among others, (i) an application for cybersecurity review shall be made by an issuer who is a network platform operator holding personal information of more than one million users before such issuer applies to list securities on a foreign stock exchange; and (ii) the relevant PRC governmental authorities may initiate cybersecurity review if such governmental authorities determine that the issuer’s network products or services, or data processing activities affect or may affect national security. On the bases that (i) the Cybersecurity Measures were promulgated recently, (ii) the exact scope of “network platform operator” under the Cybersecurity Measures remains unclear, and (iii) there are substantial uncertainties on the interpretation and application of the Cybersecurity Measures, there can be no assurance that we would be required to apply for such cybersecurity review for our offshore offerings. Any failure in completion of a cybersecurity review may result in administrative penalties, including fines, a cessation of our business, revocation of requisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effects on our business, financial condition and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review and the draft of Regulations on the Network Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of any securities we may offer. Consequently, if investors in any such offerings were to engage in market trading or other activities in anticipation of and prior to settlement and delivery of such securities, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirements could also materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

We face regulatory uncertainties in China that could restrict our ability to grant share incentive awards to our employees or consultants who are PRC citizens

Pursuant to the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Publicly-Listed Company issued by SAFE on February 15, 2012 (“ Circular 7”), a qualified PRC agent (which could be the PRC subsidiary of the overseas-listed company) is required to file, on behalf of “domestic individuals” (defined as both PRC residents as well as non-PRC residents who reside in China for a continuous period of not less than one year, excluding foreign diplomatic personnel and representatives of international organizations) who are granted shares or share options by the overseas-listed company according to its share incentive plan, an application with SAFE to conduct SAFE registration with respect to such share incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the share purchase or share option exercise. Such PRC individuals’ foreign exchange income received from the sale of shares and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in China, which is opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such domestic individuals must also retain an overseas entrusted institution to handle matters in connection with their exercise of share options and their purchase and sale of shares. The PRC domestic agent also needs to update registration with SAFE within three months after the overseas-listed company materially changes its share incentive plan or make any new share incentive plans.

We adopted our Amended and Restated 2020 Share Incentive Plan (the “2020 Plan”), effective upon the completion of our initial public offering, and adopted our 2021 Share Incentive Plan (the “2021 Plan”), effective upon shareholder approval at the 2021 annual general meeting of shareholders held on December 15, 2021. As of the date of this annual report, we have granted 152,370 restricted share after forfeitures awards under the 2020 Plan and we did not grant any awards under the 2021 Plan. We may grant share incentive awards under both or either plan in the future. When we do, from time to time, we need to apply for or update our registration with SAFE or its local branches on behalf of our employees or consultants who receive options or other equity-based incentive grants under the 2020 Plan, 2021 Plan or future share incentive plans we may adopt, and when we make material changes to such plan(s). However, we may not always be able to make applications or update our registration on behalf of our employees or consultants who hold any type of share incentive awards in compliance with Circular 7, nor can we assure you that such applications or registration updates will be successful. If we or the participants of our share incentive plan(s) who are PRC citizens fail to comply with Circular 7, we and/or such participants of our share incentive plan(s) may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their share options or remit proceeds gained from sale of their shares into China, and we may be prevented from further granting share incentive awards under our share incentive plans to our employees or consultants who are PRC citizens.

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

Pursuant to Article 18 of the Basic Law of the Hong Kong Special Administrative Region of the PRC (the “Basic Law”), “[t]he laws in force in the Hong Kong Special Administrative Region shall be the Basic Law, the laws previously in force in Hong Kong as provided for in Article 8 of this Law, and the laws enacted by the legislature of the Region. National laws shall not be applied in the Hong Kong Special Administrative Region except for those listed in Annex III to the Basic Law. The laws listed therein shall be applied locally by way of promulgation or legislation by the Region. Also, regarding the Annex III and several Instruments of the Basic Law, National Laws, which have applied in Hong Kong until now are as following:

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

On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Domestic Companies Offering Securities for Overseas Listing (Revision Draft for Comments) (the “Provisions”) and the Administrative Measures for the Filing of Domestic Companies Seeking Overseas Securities Offering and Listing (the “Measures”) for public comment. According to the Provisions and Measures, “[d]omestic companies that seek to offer and list securities in overseas markets shall fulfill the filing procedure with the securities regulatory agency under the State Council and report relevant information;” and “[a]n overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing falls under specific clauses in national laws and regulations and relevant provisions prohibiting such financing activities.” Furthermore, the Cybersecurity Review Measures (2021) was officially released to the public on December 28, 2021 and became effective on February 15, 2022. According to the Cybersecurity Review Measures (2021), “To go public abroad, an online platform operator who possesses the personal information of more than 1 million users shall declare to the Office of Cybersecurity Review for cybersecurity review.”

As of the date of this annual report, we have two wholly-owned subsidiaries and operating entities established in Hong Kong, HK Ebang Communications, principally in the business of trading of blockchain chips; and HK Ebang Digital, principally in the business of information technology development services. Neither entity has established any subsidiary or branch in the PRC or has committed any business operations in the PRC. For additional information, see “Item 4. Information of the Company – C. Organizational Structure.”

Based on the aforementioned Basic Law, our Hong Kong subsidiaries are not subject to the Cybersecurity Measures, the Provisions or the Measures. However, due to the uncertainty of the PRC legal system and changes in laws, regulations or policies, including how these laws, regulations or policies would be interpreted or implemented, the National Laws and the Basic Law might be revised in the future. Therefore, we cannot assure you that we will not be affected by the foregoing or relevant laws, regulations or policies in the future. If there are any changes to the foregoing laws, regulations and policies, or if any new laws, regulations, and policies, etc., would be published, we would manage to comply with the changed laws, regulations and policies. However, we could not guarantee that the relevant laws, regulations, or policies would not be applied retroactively, and as a result, we could face penalties, and our reputation and results of operations could be materially and adversely affected.

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

With advances in technology, cryptocurrencies are likely to undergo significant changes in the future. It remains uncertain whether Bitcoin will be able to cope with, or benefit from, those changes. In addition, as Bitcoin mining employs sophisticated and high computing power devices that need to consume large amounts of electricity to operate, future developments in the regulation of energy consumption, including possible restrictions on energy usage in the jurisdictions where we sell our products, may also affect our business operations and the demand for our current Bitcoin mining machines. There has been negative public reaction to the environmental impact of Bitcoin mining, particularly the large consumption of electricity, and governments of various jurisdictions have responded. For example, pursuant to Notification No. 1283, new virtual currency mining projects in the PRC are forbidden to apply for electricity facility installation, and the electricity facility installation shall be strictly reviewed. It is not permissible to supply power to virtual currency mining enterprises in any name, and all applications for electricity facility installation projects in progress shall be stopped. In the United States, certain local governments of the state of Washington have discussed measures to address the environmental impacts of Bitcoin-related operations, such as the high electricity consumption of Bitcoin mining activities. Any legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Specifically, imposition of a carbon tax or other regulatory fee in a jurisdiction where we operate or on electricity that we purchase could result in substantially higher energy costs, and due to the significant amount of electrical power required to operate cryptocurrency mining machines, could in turn put our facilities at a competitive disadvantage. Any future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the political significance and uncertainty around the impact of climate change and how it should be addressed, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. Any of the foregoing could have a material adverse effect on our financial position, results of operations and cash flows.

The further development and acceptance of digital asset networks and other digital assets, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of digital asset systems may adversely affect an investment in us

The Bitcoin Network was first launched in 2009 and Bitcoins were the first cryptographic digital assets created to gain global adoption and critical mass. Although the Bitcoin Network is the most established digital asset network, the Bitcoin Network and other cryptographic and algorithmic protocols governing the issuance of digital assets represent a new and rapidly evolving industry that is subject to a variety of factors that are difficult to evaluate. In addition, the use of cryptocurrencies to, among other things, buy and sell goods and services and complete transactions, is part of a new and rapidly evolving industry that employs cryptocurrency assets, including Bitcoin, based upon a computer-generated mathematical or cryptographic protocol. Large-scale acceptance of Bitcoin as a means of payment has not, and may never, occur. The growth of this industry in general, and the use of Bitcoin in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may occur unpredictably.

Recent events in the industry, such as filing for and seeking protection of Chapter 11 proceedings by major market participants, may have significant impact on further development and acceptance of digital asset networks and digital assets as they exposed how unpredictable and turbulent the digital assets industry can be. Specifically, the Chapter 11 Bankruptcy filings of digital asset exchanges FTX Trading Ltd., et al. (“FTX”) (including its affiliated hedge fund, Alameda Research LLC) was unexpected and significantly reduced confidence in the digital assets industry as it was one of the largest and considered to be among the safest of the digital asset trading platforms. Furthermore, it also revealed potential systemic risks and industry contagion as a significant number of other major market participants were affected by FTX’s Chapter 11 filing – namely, among others, BlockFi Inc., one of the largest digital asset lending companies. At this time, we believe that there are no significant exposures of our business to any of the industry participants who have filed for Chapter 11 bankruptcy to date; however, such failure of key institutions in the cryptocurrency asset industry highlights the risk of systemic interconnectedness between major market participants and the effect it could have on the industry as a whole.

The closure and temporary shutdown of major digital asset exchanges and trading platforms due to fraud or business failure, has disrupted investor confidence in cryptocurrencies and led to a rapid escalation of enforcement action taken by various regulatory authorities against participants in the digital asset industry. Thus, the failures of key market participants and systemic contagion risk are expected to invite more intense and frequent regulatory scrutiny. All of this could have a negative impact on further development, confidence in, and acceptance of digital asset networks and digital assets, including Bitcoin.

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

We may face several risks due to disruptions in the digital asset markets, including but not limited to, the risk from depreciation in our stock price, financing risk, risk of increased losses or impairments in our investments or other assets, risks of legal proceedings and government investigations, and risks from price declines or price volatility of digital assets

In the second half of 2022 and beginning of 2023, some well-known digital asset market participants, including digital asset lenders Celsius Network LLC (“Celsius”), Voyager Digital Ltd. (“Voyager”), Three Arrows Capital (“Three Arrows”) and Genesis Global Holdco, LLC (“Genesis”) declared bankruptcy, resulting in a loss of confidence in participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly. In November 2022, FTX, the third largest digital asset exchange by volume at the time, halted customer withdrawals and shortly thereafter, FTX and its subsidiaries filed for bankruptcy.

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

Although we had not been materially and adversely affected by the downfall of FTX or any of the above-mentioned cryptocurrency companies, nor have we had any material assets that may not be recovered or may otherwise be lost or misappropriated due to the bankruptcies, the failure or insolvency of large exchanges like FTX have caused and may continue to cause the price of Bitcoin to fall and decrease confidence in the ecosystem, which could adversely affect an investment in us. Such market volatility and decrease in Bitcoin price have had a material and adverse effect on our results of operations and financial condition and we expect our results of operations to continue to be affected by the Bitcoin price as the results of our operations are significantly tied to the price of Bitcoin. If we do not continue adjusting our short-term strategy to optimize our operating efficiency in the current dynamic market conditions, such market conditions could have a further negative result on our business, prospects or operations.

The current regulatory environment in foreign markets, and any adverse changes in those environments, could have material adverse impacts on our blockchain products business and our Fintech business

We currently export our products to various overseas markets, have been operating a cryptocurrency exchange platform and a cross-border payment and foreign exchange platform, and we intend to further develop our business and operations in the future to provide Fintech businesses in overseas jurisdictions, including, but not limited to, Singapore, Hong Kong, Australia, New Zealand, the Bahamas, the United States and Malaysia. Our blockchain products business and Fintech businesses could therefore be significantly affected by regulatory developments in jurisdictions outside the PRC, including the United States and other jurisdictions.

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

As described under “Item 4. Information on the Company—B. Business Overview—Regulation—Regulatory Overview of United States,” United States federal and state securities laws may specifically limit our ability and the ability of our customers to use our blockchain and telecommunications products where these operations are conducted in connection with cryptocurrencies that are considered “securities” for purposes of United States laws. We have designed new chips for mining cryptocurrencies other than Bitcoin, and the likely status of these cryptocurrencies as securities could limit distributions, transfers, or other actions involving such cryptocurrencies, including mining, in the United States. For example, the distribution of cryptocurrencies to miners through the mining process could be deemed to involve an illegal offering or distribution of securities subject to United States federal or state laws. In addition, miners on cryptocurrency networks could, under certain circumstances, be viewed as statutory underwriters or as “brokers” subject to regulation under the Exchange Act. This could require us or our customers to change, limit, or cease their mining operations, register as broker-dealers and comply with applicable laws, or be subject to penalties, including fines, or other regulatory consequences. In addition, we could face liability for facilitating their illegal activities.

By way of example, the SEC, U.S. state securities regulators and several foreign governments have issued warnings and instituted legal proceedings in which they argue that certain digital assets may be classified as securities and that both those digital assets and any related initial coin offerings or other primary and secondary market transactions are subject to securities regulations. For example, in June 2023, the SEC brought charges against Binance and Coinbase, and in November 2023, the SEC brought charges against Kraken, alleging that they operated unregistered securities exchanges, brokerages and clearing agencies. In its complaints, the SEC asserted that several digital assets are securities under the federal securities laws. The outcomes of these proceedings, as well as ongoing and future regulatory actions, have had a material adverse effect on the digital asset industry as a whole and on the price of Bitcoin, and may alter, perhaps to a materially adverse extent, the ability of the Company to continue to operate. Additionally, U.S. state and federal, and foreign regulators and legislatures have taken action against virtual currency businesses or enacted restrictive regimes in response to adverse publicity arising from hacks, consumer harm, or criminal activity stemming from virtual currency activity.

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

In addition, cryptocurrencies and other digital assets are, in certain instances, subject to additional U.S. laws and regulations related to transactions in commodities as enforced by the Commodity Futures Trading Commission (“CFTC”), and to money transmission, money service business, anti-money laundering, and know-your-customer (“KYC”) activities as enforced by the Department of the Treasury’s Financial Crimes Enforcement Network (“FinCEN”), and by state governments. We or our customers could be subject to regulatory restrictions or regulatory actions based on these laws and regulations.

Under the Investment Company Act of 1940, as amended (the “Investment Company Act”), a company may fall within the definition of an investment company under section 3I(1)(A) thereof if it is or holds itself out as being engaged primarily, or proposes to engage primarily in the business of investing, reinvesting or trading in securities, or under section 3(a)(1)(C) thereof if it is engaged or proposes to engage in business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire “investment securities” (as defined) having a value exceeding 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. There is no authoritative law, rule or binding guidance published by the SEC regarding the status of digital assets as “securities” or “investment securities” under the Investment Company Act. Although we believe that we are not engaged in the business of investing, reinvesting, or trading in investment securities, and we do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities, to the extent the digital assets which we own or otherwise acquire may be deemed “securities” or “investment securities” by the SEC or a court of competent jurisdiction, we may meet the definition of an investment company. If we fall within the definition of an investment company under the Investment Company Act, we would be required to register with the SEC. If an investment company fails to register, it likely would have to stop doing almost all business, and its contracts would become voidable. Generally non-U.S. issuers may not register as an investment company without an SEC order.

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

Various foreign jurisdictions have, and may continue to, in the near future, adopt laws, regulations or directives that affect a digital asset network, digital asset markets, and their users, particularly digital asset trading platforms and service providers that fall within such jurisdictions’ regulatory scope. For example:

●	As discussed herein, China has made transacting in cryptocurrencies illegal for Chinese citizens in mainland China, and additional restrictions may follow. China has banned initial coin offerings and there have been reports that Chinese regulators have taken action to shut down a number of China-based digital asset trading platforms.

●	South Korea determined to amend its Financial Information Act in March 2020 to require virtual asset service providers to register and comply with its AML and counter-terrorism funding framework. These measures also provide the government with the authority to close digital asset trading platforms that do not comply with specified processes. South Korea has also banned initial coin offerings.

●	The Reserve Bank of India in April 2018 banned the entities it regulates from providing services to any individuals or business entities dealing with or settling digital assets. In March 2020, this ban was overturned in the Indian Supreme Court, although the Reserve Bank of India is currently challenging this ruling.

●	The United Kingdom’s Financial Conduct Authority published final rules in October 2020 banning the sale of derivatives and exchange-traded notes that reference certain types of digital assets, contending that they are “ill-suited” to retail investors citing extreme volatility, valuation challenges and association with financial crime. A new law, the Financial Services and Markets Act 2023 (“FSMA”), received royal assent in June 2023. The FSMA brings digital asset activities within the scope of existing laws governing financial institutions, markets and assets.

●	The Parliament of the European Union approved the text of the Markets in Crypto-Assets Regulation (“MiCA”) in April 2023, establishing a regulatory framework for digital asset services across the European Union. MiCA is intended to serve as a comprehensive regulation of digital asset markets and imposes various obligations on digital asset issuers and service providers. The main aims of MiCA are industry regulation, consumer protection, prevention of market abuse and upholding the integrity of digital asset markets. MiCA was formally approved by the European Union’s member states in 2023 and is expected to come into effect in 2024.

We therefore expect that regulations governing our current and planned business operations will vary from country to country as well as within countries. We cannot assure you that we will be familiar with local laws and regulations at all times when we establish digital asset and financial services platform businesses or develop any other business and operations in a foreign country. An increase in the regulation of such operations may affect our proposed businesses by increasing compliance costs or prohibiting certain or all of our proposed activities. In addition, existing and proposed laws and regulations can delay or impede the development of new products, result in negative publicity, decrease demand for our products, require significant management time and attention, and subject us to claims or other remedies, including fines or demands that we modify or cease existing business practices.

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

We may face challenges in regard to stringent licensing and regulatory requirements in the money services business that we operate

The money services business industry is relatively competitive in the jurisdictions in which we carry out or intend to carry out such businesses. Apart from the fierce competition that we may face in this area, we may also face difficulty in penetrating the market. Regulators in various countries are imposing stricter licensing requirements towards new entrants. For instance, the Malaysian regulatory body is not only taking into consideration the aspect of compliance in granting the relevant licenses but also the value proposition of a business plan. The same is observed in Hong Kong and Australia, in which the relevant regulator requires a business plan as a prerequisite of granting a license. The Australian regulatory body imposes strict and ongoing obligations upon licensees of Australian Financial Services Licenses (“AFSL”), including, among others, the requirement to report transfer instructions by users and the business’ compliance with its obligations under anti-money laundering laws.

Given the current approach by those countries in which we conduct or intend to conduct business in, we might face uncertainty in connection with obtaining necessary licenses and approval before carrying out our money services business. The procedures and processes of obtaining such licenses and approval requires financial, human, and infrastructural resources. In the event that such licenses and approval are not granted by the relevant bodies, we might suffer from a loss even before the commencement of money services business in jurisdictions in which we intend to carry out such business. The risk disclosed herein is not abrogated upon the obtainment of requisite licenses and approval. As various countries seek to regulate the industry in a more comprehensive manner, more legal requirements may be put in place to maintain licenses and obtain approvals. The uncertainty of such future regulations also poses a substantial risk to us, which may adversely affect our business operations.

The money service business in which we operate requires compliance with high and strict standards in order to manage the financial and technological risks to which we may be exposed and the establishment and maintenance of adequate infrastructures, and the failure to manage these risks will have a material adverse effect on our business

In light of the various regulatory and compliance requirements in place with regards to money services businesses, we are expected to prepare and provide all mechanisms and infrastructures in order to meet such requirements. Such mechanisms and infrastructures must be established even during the license application stage, which include, inter alia, safekeeping users’ funds, data protection, anti-money laundering, consumer protection and preventing cyber and financial crimes. The need for these infrastructures connotes to having certain policies in place, which may include KYC procedures and a robust technological system which can aid in the identification, prevention and mitigation of such risks.

As discussed, the risks of running a money services business are multifaceted. The failure to establish and maintain such infrastructure could mean two things; firstly, we may face the risk of failing to obtain the relevant approval and license from applicable regulators, in countries where we intend to obtain such licenses such as Malaysia; and secondly, even in jurisdictions in which we have previously obtained license and approvals, such as in Hong Kong and Australia, we may face penalties imposed by applicable regulators which may include but are not limited to the suspension, revocation, and termination of such licenses and approvals should we breach any regulatory and compliance requirements. In addition to any threat to our licenses in the event of a breach, regulators also have the power to enforce pecuniary measures, including but not limited to significant fines and the commencement of legal proceedings. The possibility of such actions presents a financial, commercial, human resources and reputational risk to money services businesses, which must be mitigated by adequate funding, operational infrastructure and strict compliance controls. Failure to manage such risks may result in a material adverse effect to our business operations.

Any decrease in our receipt of fees and charges, or limitations on our fees and charges, could adversely affect our business, results of operations and financial condition

Our cross-border payment solutions include a variety of fees and charges associated with transactions. If the users of our products and services decrease their transaction activities, or the extent to which they use alternative services, our revenue in connection with the cross-border payment business could be materially adversely affected. In addition, several market factors can affect the amount of our fees and charges, including the market for similar charges for competitive products. Furthermore, regulators in relevant jurisdictions in which we conduct or intend to conduct our cross-border payment business have scrutinized the electronic payments industry’s pricing, charges and other practices related to its customers. Any restrictions on our ability to price our products and services could materially and adversely affect our revenue.

In order to remain competitive and to continue to increase our revenues and earnings, we must continually and quickly update our services, a process that could result in higher costs and the loss of revenues, earnings and customers if the new services do not perform as intended or are not accepted in the marketplace

The payments technology industry in which we compete is characterized by rapid technological change, new product introductions, evolving industry standards and changing customer needs. In order to remain competitive, we are continually involved in a number of projects, including the development of new platforms, mobile payment applications, e-commerce services and other new offerings emerging in the payments technology industry. These projects carry the risks associated with any development effort, including cost overruns, delays in delivery and performance problems. In the payments technology markets, these risks are even more acute. Any delay in the delivery of new services or the failure to differentiate our services could render our services less desirable to customers, or possibly even obsolete, which as a result could materially and adversely affect our revenue and results of operations.

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

There continues to be uncertainty with respect to the timing, character and amount of income inclusions for various digital asset transactions including, but not limited to lending and borrowing digital assets, staking rewards and other digital asset incentives that we offer. Although we believe our treatment of digital asset transactions for federal income tax purposes is consistent with existing guidance provided by the IRS and existing U.S. federal income tax principles, because of the rapidly evolving nature of digital asset innovations and the increasing variety and complexity of digital asset transactions and products, it is possible that the IRS and various U.S. states may disagree with our treatment of certain digital asset offerings for U.S. tax purposes, which could adversely affect our customers and the vitality of our business and platforms.

There can be no assurance that the IRS, the U.S. state revenue agencies or other foreign tax authorities will not alter their respective positions with respect to digital assets in the future or that a court would uphold the treatment set forth in existing guidance. It also is unclear what additional guidance may be issued in the future on the treatment of existing digital asset transactions and future digital asset innovations for purposes of U.S. tax or other foreign tax regulations. Any such alteration of existing IRS, U.S. state and foreign tax authority positions or additional guidance regarding digital asset products and transactions could result in adverse tax consequences for holders of digital assets and could have an adverse effect on the value of digital assets and the broader digital asset markets. Future technological and operational developments that may arise with respect to digital assets may increase the uncertainty with respect to the treatment of digital assets for U.S. and foreign tax purposes. The uncertainty regarding tax treatment of digital asset transactions impacts our customers, and could impact our business, both domestically and abroad.

Our results of operations have been, and are expected to continue to be, significantly impacted by the fluctuation of cryptocurrency prices, especially the price of Bitcoin

Our mining machines are currently designed primarily for Bitcoin mining. The demand for, and pricing of, our mining machines are therefore affected by the expected economic returns of Bitcoin mining activities, which in turn are primarily driven by, among other factors, the Bitcoin price. The price of Bitcoin has experienced significant fluctuations over its short existence and may continue to fluctuate significantly in the future.

We expect our results of operations to continue to be affected by cryptocurrency prices and global cryptocurrency market environment and development trends, as we generated 77.3%, 79.8% and 5.5% of our revenue from sales of our Bitcoin mining machines and related accessories in 2021, 2022 and 2023, respectively, and 5.5%, 0% and 0% from provision of mining machine hosting services in the same periods, respectively. We halted all mining machine custody services in the PRC at the end of April 2021. With the launch of our two cryptocurrency exchange platforms, and our plan to develop and operate future cryptocurrency exchange platforms, we anticipate that we will generate an increasing amount of our total revenue from transaction fees on our platforms in connection with the purchase, sale, and trading of cryptocurrency assets by our customers. Due to major cryptocurrency exchange platforms declaring bankruptcy in 2022 and fluctuations in cryptocurrency prices, which negatively impacted the cryptocurrency trading market, we have not generated material revenue from our cryptocurrency exchange products and services. As such, any declines in the volume of cryptocurrency assets transactions, the price of cryptocurrency assets, or market liquidity for cryptocurrency assets generally will likely have a material and adverse effect on our results of operations and financial condition. We cannot assure you that the Bitcoin price or Bitcoin network transaction fees will remain high enough to sustain the demand for our Bitcoin mining machines or that cryptocurrency prices will not decline significantly in the future. At the same time, if transaction fees increase to such an extent as to discourage users from using cryptocurrency as a medium of exchange, it may decrease the transaction volume of the digital assets and may affect the demand for our Bitcoin mining machines and cryptocurrency exchange businesses. Furthermore, fluctuations in cryptocurrency prices, especially in Bitcoin price, can have an immediate impact on the trading price of our Class A ordinary shares even before our financial performance is affected, if at all.

In addition to the market volatility, various other factors, mostly beyond our control, could impact cryptocurrency prices. For example, the usage of cryptocurrency in the retail and commercial marketplace is relatively low in comparison with the usage for speculation, which contributes to cryptocurrency price volatility. Renowned persons, including social media influencers, may also publicly discuss their holdings (or the holdings of companies with which they are affiliated) of cryptocurrency or their intent to buy or sell large quantities of cryptocurrency. At a minimum, these public statements delivered through social media, such as on the X platform (formerly known as Twitter), may cause cryptocurrency prices to experience significant volatility.

In addition, any shortage of power supply due to government control measures or other reasons, and any increase in energy costs, would raise the costs of Bitcoin mining. This in turn could affect our customers’ expected economic return for mining activities and the demand for and pricing of our current Bitcoin mining machines and future hosting services.

Furthermore, fluctuations in the Bitcoin price may affect the value of our inventory as well as the provision we make to our inventory as we manage it based on, among others, the sales forecast of our Bitcoin mining machines. As we generally increase our procurement volume and stock up finished goods for the launch of new products or we expect a surge of demand of Bitcoin mining machines, a significant drop in the Bitcoin price can lead to a lower expected sales price and excessive inventory, which in turn will lead to impairment losses with respect to such inventory. For example, in 2021, 2022 and 2023, as a result of the significant fluctuation of the Bitcoin price, we recorded write-downs for the potentially obsolete, slow-moving inventory and lower of cost or market adjustment of US$2.2 million, US$6.5 million and US$0.3 million and in cost of revenues, respectively, which in turn had a significant negative impact on our profitability. If the Bitcoin price drops significantly in the future, we may need to make similar write-downs again. To the extent that we are able to sell such inventory above its carrying value, our gross profit may also be inflated by such write down.

The Bitcoin price volatility also adversely impacted the ability of our customers who purchased our Bitcoin mining products to make payments. We offered sales on credit to some of our customers in response to the Bitcoin price drop in 2021 and 2022 and may continue to offer credit sales during high Bitcoin price volatility. Additionally, if the Bitcoin price drops significantly in the future, we may need to offer to certain of our customers price concession, even if we generally do not offer price concessions to customers. We did not provide price concessions to customers in 2021, 2022 and 2023. However, we cannot assure you that we will not provide such price concession in the future. If we provide any price concession to our customers in the future, our revenues and results of operations may be adversely affected.

We have historically derived a significant portion of our revenues from our Bitcoin mining machines business. If the market for Bitcoin mining machines ceases to exist or diminishes significantly, our business, results of operations and financial condition may be materially and adversely affected

We have historically generated a significant portion of our revenues from sales of our Bitcoin mining machines. We adjusted and shall continue to actively adjust our strategy, including allocating resources, and controlling costs and expenses, based on changes in market conditions at any given time. Sales of our Bitcoin mining machines and related accessories accounted for 77.3%, 79.8% and 5.5% of our revenues in 2021, 2022 and 2023, respectively. Revenues from provision of mining machine hosting services accounted for 5.5%, 0% and 0% of our revenues in 2021, 2022 and 2023, respectively, as we have halted all mining machine custody services in the PRC at the end of April 2021. If the market for Bitcoin mining machines ceases to exist or diminishes significantly, we would experience a significant loss of sales, cancelation of orders, or loss of customers for our Bitcoin mining machines. Adverse factors that may affect the market for Bitcoin mining machines include:

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

Further, while historically, China was a location of significant digital asset mining at low electric power rates, China’s and other foreign countries’ governments have taken action to prohibit or significantly restrict digital asset mining. For example, in May and June of 2021, in their efforts to curb digital asset trading and mining, regulators in several Chinese Provinces, including Qinghai, Inner Mongolia and Sichuan, announced policies to curb or ban local digital asset mining operations. Within a month following the ban announcement, the price of Bitcoin experienced a drop of over 30%. It is now illegal to engage in digital asset transactions including Bitcoin mining operations in China. Additionally, in January 2022, the Central Bank of Russia called for a ban on cryptocurrency activities ranging from mining to trading. Whether or not the lack of mining activity domestically or internationally will negatively impact miner manufacturing and the development, price, availability of new and enhanced mining equipment is unknown. Should China or other countries that currently ban or restrict digital asset mining seek to enhance further restrictions on mining activities, or should other jurisdictions follow suit, the likely decrease in mining activity would likely reduce our revenue and profitability, and it is possible that our industry may not be able to withstand the sudden and extreme loss of mining power.

If a malicious actor or botnet obtains control of more than 50% of the processing power on the Bitcoin Network, or otherwise obtains control over the Bitcoin Network through its influence over core developers or otherwise, such actor or botnet could manipulate the Blockchain to adversely affect the ability of the Company to operate

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power on the Bitcoin Network, it may be able to alter the Blockchain on which transactions in Bitcoin rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could also control, exclude or modify the ordering of transactions. Although the malicious actor or botnet would not be able to generate new tokens or transactions using such control, it could “double-spend” its own tokens (i.e., spend the same tokens in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. To the extent that such malicious actor or botnet did not yield its control of the processing power on the Bitcoin Network or the Bitcoin community did not reject the fraudulent blocks as malicious, reversing any changes made to the Blockchain may not be possible. Further, a malicious actor or botnet could create a flood of transactions in order to slow down the Bitcoin Network.

For example, in August 2020, the Ethereum Classic Network was the target of two double-spend attacks by an unknown actor or actors that gained more than 50% of the processing power of the Ethereum Classic Network. The attack resulted in reorganizations of the Ethereum Classic Blockchain that allowed the attacker or attackers to reverse previously recorded transactions in excess of over $5.0 million and $1.0 million.

In addition, in May 2019, the Bitcoin Cash network experienced a 51% attack when two large mining pools reversed a series of transactions in order to stop an unknown miner from taking advantage of a flaw in a recent Bitcoin Cash protocol upgrade. Although this particular attack was arguably benevolent, the fact that such coordinated activity was able to occur may negatively impact perceptions of the Bitcoin Cash network. Any similar attacks on the Bitcoin Network could negatively impact the value of Bitcoin and Company’s ability to operate.

Although there are no known reports of malicious activity on, or control of, the Bitcoin Network, it is believed that certain mining pools may have exceeded the 50% threshold on the Bitcoin Network. The possible crossing of the 50% threshold indicates a greater risk that a single mining pool could exert authority over the validation of Bitcoin transactions, and this risk is heightened if over 50% of the processing power on the network falls within the jurisdiction of a single governmental authority. If network participants, including the core developers and the administrators of mining pools, do not act to ensure greater decentralization of Bitcoin mining processing power, the feasibility of a malicious actor obtaining control of the processing power on the Bitcoin Network will increase, which may adversely affect the Company’s ability to operate.

There are also concerns that blockchain “bloat” could also contribute to the conditions leading to a 51% attack. As the size of a blockchain grows larger, it requires higher amounts of resources to initially synchronize and validate the entire blockchain. If some potential miners are excluded because these costs become prohibitive, Bitcoin processing power may become more concentrated in a smaller number of parties, increasing the feasibility of a malicious actor to obtain control of the processing power on the Bitcoin Network, which may adversely affect the Company’s ability to operate.

A malicious actor may also obtain control over the Bitcoin Network through its influence over core developers by gaining direct control over a core developer or an otherwise influential programmer. To the extent that the Bitcoin ecosystem does not grow, the possibility that a malicious actor may be able to obtain control of the processing power on the Bitcoin Network in this manner will remain heightened. To the extent any of these events occur, this could have a material adverse effect on our ability to operate our Bitcoin mining business.

If the Bitcoin Network is used to facilitate illicit activities, businesses that facilitate transactions in Bitcoin could be at increased risk of criminal or civil lawsuits, or of having services cut off, which could negatively affect the price of Bitcoin and the profitability of the Company

Digital asset networks have in the past been, and may continue to be, used to facilitate illicit activities. If the Bitcoin Network is used to facilitate illicit activities, businesses that facilitate transactions in Bitcoin could be at increased risk of potential criminal or civil lawsuits, or of having banking or other services cut off, and Bitcoin could be removed from digital asset trading platforms as a result of these concerns. Other service providers of such businesses may also cut off services if there is a concern that the Bitcoin Network is being used to facilitate crime. Any of the aforementioned occurrences could increase regulatory scrutiny of the Bitcoin Network and/or adversely affect the price of Bitcoin, the attractiveness of the Bitcoin Network and the Company’s ability to operate.

Competition from central bank digital currencies (“CBDCs”) could adversely affect the value of Bitcoin and other digital assets

Central banks in some countries have started to introduce digital forms of legal tender. For example, China’s CBDC project was made available to consumers in January 2022, and governments from Russia to the European Union have been discussing the potential creation of new digital currencies. A 2021 survey of central banks by the Bank for International Settlements found that 86% are actively researching the potential for CBDCs, 60% were experimenting with the technology and 14% were deploying pilot projects. Whether or not they incorporate blockchain or similar technology as legal tender in the issuing jurisdiction, CBDCs could have an advantage in competing with, or replace, Bitcoin and other cryptocurrencies as a medium of exchange or store of value. As a result, the value of Bitcoin could decrease, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

Increasing mining difficulty and decreasing mining rewards could result in downward pressure on the expected economic returns on Bitcoin mining

The difficulty of Bitcoin mining, or the amount of computational resources required for a set amount of reward for recording a new block, directly affects the expected economic returns for Bitcoin miners, which in turn affects the demand for our Bitcoin mining machines. Bitcoin mining difficulty is a measure of how much computing power is required to record a new block, and it is affected by the total amount of computing power in the Bitcoin network. The Bitcoin algorithm is designed so that one block is generated, on average, every ten minutes, no matter how much computing power is in the network. Thus, as more computing power joins the network, and assuming the rate of block creation does not change (remaining at one block generated every ten minutes), the amount of computing power required to generate each block and hence the mining difficulty increases. In other words, based on the current design of the Bitcoin network, Bitcoin mining difficulty would increase together with the total computing power available in the Bitcoin network, which is in turn affected by the number of Bitcoin mining machines in operation. From January 2017 to December 2023, Bitcoin mining difficulty increased by approximately 214 times, according to BTC.com. As a result, a strong growth in sales of our Bitcoin mining machines can contribute to further growth in the total computing power in the network, thereby driving up the difficulty of Bitcoin mining and resulting in downward pressure on the expected economic return of Bitcoin mining and the demand for, and pricing of, our products.

In addition, the number of Bitcoin awarded for solving a block in the blockchain halves approximately every four years until the estimated complete depletion of Bitcoin by around the year 2140. In each of 2013, 2014 and 2015, approximately 25 Bitcoin were awarded for each block solved. The number of Bitcoin awarded for solving a block halved in 2016 to 12.5 Bitcoin per block, and halved again in May 2020 to 6.25 Bitcoin per block, and halved again on April 19, 2024 to 3.125 Bitcoin per block. If the digital asset rewards for mining blocks or the transaction fees for recording transactions on the Bitcoin Network are not sufficiently high to incentivize miners, or if certain jurisdictions continue to limit or otherwise regulate mining activities, miners may cease expending processing power to mine blocks and confirmations of transactions on the Bitcoin Blockchain could be slowed. Currently, the fixed reward for solving a new block is 3.125 Bitcoin per block. The number of Bitcoin rewarded for solving a new block is expected to decrease by half after every 210,000 blocks. The next halving is expected to occur roughly every four years, until the number of Bitcoin in existence reaches the pre-determined 21 million Bitcoin. We have experienced declined demand for Bitcoin mining machines since the Bitcoin halving events in May 2020 and April 2024 as the mining rewards were slashed and the expected economic returns on Bitcoin mining was adversely affected.

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

Our business growth is dependent on the development of blockchain technology and applications, particularly in the field of Bitcoin

We have historically derived our revenue predominantly from our blockchain products business. The development of blockchain technology is still in a relatively early stage, and there can be no assurance that blockchain applications, including those in the fields of cryptocurrencies and other areas such as artificial intelligence, will gain wide market acceptance. Any blockchain application may become redundant or obsolete with the introduction of new competing technologies or products. If market acceptance or confidence in blockchain technology is lost or reduced for any reason, such as due to cybersecurity issues, the demand for our existing or future blockchain products may decline.

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

Changes in the governance of a digital asset network may not receive sufficient support from users and miners, which may negatively affect that digital asset network’s ability to grow and respond to challenges

The governance of decentralized networks, such as the Bitcoin and Ethereum networks, is by voluntary consensus and open competition. As a result, there may be a lack of consensus or clarity on the governance of any particular decentralized digital asset network, which may stymie such network’s utility and ability to grow and face challenges. The foregoing notwithstanding, the protocols for some decentralized networks, such as the Bitcoin Network, are informally managed by a group of core developers that propose amendments to the relevant network’s source code. Core developers’ roles evolve over time, largely based on self-determined participation. If a significant majority of users and miners were to adopt amendments to a decentralized network based on the proposals of such core developers, such network would be subject to new protocols that may adversely affect the value of the relevant digital asset.

As a result of the foregoing, it may be difficult to find solutions or marshal sufficient effort to overcome any future problems, especially long-term problems, on digital asset networks.

If we are unable to manage our growth or execute our strategies effectively, our business, results of operations and financial condition may be materially and adversely affected

We are in the process of developing integrated circuits (the “ICs”) for mining other cryptocurrencies in order to adapt our future models of mining machines to other cryptocurrencies promptly and efficiently when all the Bitcoins have been discovered or Bitcoin is replaced by other cryptocurrencies as mainstream cryptocurrencies. We began to provide mining machine hosting services in 2017 and intend to leverage our experience in the mining machine industry to establish compliant mining farms and provide overseas cryptocurrency exchange services to the cryptocurrency community in order to diversify our offerings. We have halted all mining machine custody services in the PRC at the end of April 2021, and we are in the process of locating and/or constructing compliant mining farms in North America. As of the date of this annual report, we have been operating a cryptocurrency exchange platform and a cross-border payment and foreign exchange platform outside the PRC; have received the Money Services Business (MSB) License in Canada; received registration approval as a digital currency exchange provider, acquired a company with an AFSL and obtained registration approval as an independent remittance dealer in Australia; received the Money Service Operator (MSO) License, Type 4 and 9 licenses, the Trust or Company Service Provider (TCSP) license and registration approval as a Trust Company in Hong Kong, and received registration as a Digital Asset Business and a Firm Dealing in Securities as Agent or Principal, Arranging Deals, Managing Securities and Advising on Securities in the Bahamas; and we are in the process of obtaining relevant licenses and approvals for our subsidiaries in Singapore, Hong Kong, Australia, New Zealand and Malaysia to engage in additional Fintech businesses. We may fail to successfully execute our expansion plan due to our limited resources and other reasons beyond our control. For example, the gain we make from running compliant mining farms may not cover our operating expenses due to a prolonged depression of cryptocurrency prices, and our Fintech related services may be unable to compete effectively with other similar services already available to the Fintech community. Should we fail to successfully manage our growth or implement our strategies, the resources we allocate to the new business lines will be wasted, and our business, results of operations and financial condition could be materially and adversely affected.

Each of our subsidiaries in Hong Kong, Canada, Singapore, the Bahamas, New Zealand, the United States and Malaysia have a limited operating history, which makes it hard for us to evaluate their abilities to generate revenue through operations, and to date, each of them has not generated material revenue from any commercially available blockchain products or Fintech services

Our subsidiaries in Hong Kong, Canada, Australia Singapore, the Bahamas, New Zealand, the United States and Malaysia were recently formed between August 2020 and February 2023 for the purpose of establishing our blockchain and Fintech businesses. Their limited operating history and the relative immaturity of the blockchain and Fintech industries make it difficult for us to evaluate their current business and future prospects. They have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate uses of their limited resources, gaining market acceptance, managing a complex and evolving regulatory landscape and developing new products. These subsidiaries’ current or future operating model may require changes in order for them to scale their operations efficiently and be successful. Investors in our securities should consider the business and prospects of our overseas subsidiaries in these countries in light of the risks and difficulties they face as early-stage companies focused on developing products in the field of Fintech.

We may not successfully develop, market or launch any future Fintech businesses or continue operating our existing Fintech businesses

As of the date of this annual report, we operate a self-developed proprietary cryptocurrency exchange platform named Ebonex and a cross-border payment and foreign exchange platform named EbonFX in Australia. In September 2020, we received the MSB License from the Financial Transactions and Reports Analysis Centre of Canada, which allows us to engage in foreign exchange dealing, money transferring and dealing in virtual currencies in Canada. In December 2021 and March 2022, we received registration approval from the Australian Transaction Reports and Analysis Centre (the “AUSTRAC”) as a digital currency exchange provider and acquired a company with an AFSL for engaging in financial services in Australia. In September and December 2021, we received the TCSP Licenses from the Companies Registry of Hong Kong, which allows us to carry on a trust or company service business in Hong Kong. In January 2022, we received registration approval as a Trust Company from the Companies Registry of Hong Kong, which allows us to engage in trust related business in Hong Kong. In September 2022, we received the Type 4 and 9 licenses from the Securities and Futures Commission in Hong Kong, which allows us to carry on advising on securities and asset management service. In November 2022, we received registration as a Firm Dealing in Securities as Agent or Principal, Arranging Deals, Managing Securities and Advising on Securities from Securities Commission of The Bahamas, which allows us to carry on securities activities in and from the Commonwealth of The Bahamas. In January 2023, we received registration as a Digital Asset Business from Securities Commission of The Bahamas, which allows us to carry on digital asset business activities in and from the Commonwealth of The Bahamas. In March 2023, we received the MSO license from Customs and Excise Department in Hong Kong, which allows us to operate money changing and remittance services. In April 2023, we received another registration approval from the AUSTRAC as a digital currency exchange provider and registration approval as an independent remittance dealer on the AUSTRAC Remittance Sector Register. We are in the process of obtaining relevant licenses and approvals for our subsidiaries in Singapore, Hong Kong, Australia, New Zealand and Malaysia to engage in additional Fintech businesses and we are at an initial preparatory stage of the construction of regulatory compliant mining farms in North America. There is no guarantee that we will receive any additional required approvals and licenses for our proposed businesses in such jurisdictions in a timely manner or on commercially reasonable terms, or at all, or that we will commence the proposed businesses as planned, if at all. Additionally, as we have limited experience in operating the proposed business, we will need to obtain additional management, regulatory compliance technical expertise and devote substantial time and effort to these initiatives, which may not be as profitable as we expected or at all. We will also need to obtain additional capital resources to pursue development of Fintech businesses, and we may not be successful in raising that capital. In addition, we may face relevant restrictions from existing and future regulations in connection with our expansion into this line of business. While we have been closely monitoring the development of the relevant regulations and have been in communication with regulatory authorities, this business initiative may not be viable due to regulatory concerns. Our plan to develop, market or launch any future cryptocurrency exchanges or to continue operating our existing cryptocurrency exchanges may suffer significant delays in our efforts and may ultimately not be successful. It is possible that the launch of our future Fintech businesses may never occur, and even if the proposed business is successfully developed, it is possible that it will not be accessed or utilized by a sufficient number of users or will otherwise not achieve a viable business scale or market acceptance.

We depend on major mobile operating systems and third-party platforms for the distribution of certain products and services. If Google Play, the Apple App Store, or other platforms prevent customers from downloading our apps, our ability to grow may be adversely affected

We rely upon third-party platforms for the distribution of certain products and services. Our Ebonex apps are provided to eligible users as free applications through both the Apple App Store and the Google Play Store. The Google Play Store and Apple App Store are global application distribution platforms and the main distribution channels for our apps. As such, the promotion, distribution, and operation of our apps are subject to the respective platforms’ terms and policies for application developers, which are very broad and subject to frequent changes and re-interpretation. Further, these distribution platforms often contain restrictions related to cryptocurrency assets that are uncertain, broadly construed, and can limit the nature and scope of services that can be offered. If our products are found to be in violation of any such terms and conditions, we may no longer be able to offer our products through such third-party platforms. There can be no guarantee that third-party platforms will continue to support our product offerings, or that customers will be able to continue to use our products. Any changes, bugs, technical or regulatory issues with third-party platforms, our relationships with mobile manufacturers and carriers, or changes to their terms of service or policies could degrade our products’ functionalities, reduce or eliminate our ability to distribute our products, give preferential treatment to competitive products, limit our ability to deliver high quality offerings, or impose fees or other charges, any of which could affect our product usage and harm our business.

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

If Bitcoin is replaced by other cryptocurrencies as the mainstream cryptocurrency, we will lose the market for our current mining machines and our results of operations will be materially and adversely affected

Although we have begun to develop new chips for mining other cryptocurrencies, all of our revenue from sales of cryptocurrency mining machines was generated from the sale of mining machines designed for Bitcoin mining as of the date of this annual report. We face the risk that other cryptocurrencies could replace Bitcoin as the largest cryptocurrency, which may in turn negatively impact the value of Bitcoin and diminish interest in mining Bitcoin. Acceptance of Bitcoin may decline due to various reasons such as the following:

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

If fewer people accept Bitcoin currency or fewer merchants accept Bitcoin as a payment method, Bitcoin may decline in value. Although Bitcoin is currently the largest cryptocurrency by market capitalization, a substantial amount of Bitcoin-related transactions may be speculation-related and a technological breakthrough in the form of a preferred cryptocurrency is a continuous threat. Digital asset technology is rapidly advancing and changing and new digital assets are created regularly. New digital assets competing with the digital assets we specialize in (such as Bitcoin) may increase in popularity and in turn cause a decline in the value of Bitcoin, which may in turn lead to a decline in the Bitcoin network and our ability to generate revenue from our current mining activities. This may include the development of so-called central bank digital currencies (“CBCDs”). Many governments around the world, and central banks are reportedly considering or studying the potential for CBCDs, including the Australian federal government and the Reserve Bank of Australia and the United States Federal Reserve. Other cryptocurrencies may be designed with algorithms that are not compatible with the kind of computing done by ASIC chip mining machines. If such a cryptocurrency were to become dominant, our existing technological know-how may not be applicable in creating hardware for participants in that cryptocurrency network, and we may face greater competition from new players. In addition, since the value of and support for Bitcoin depend entirely on the community using it, any disagreement between the users may result in the splitting of the network to support other cryptocurrencies and the users may sell all their Bitcoin and switch to other cryptocurrencies. As a result, our mining machines and our results of operations would be materially and adversely affected.

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

As of the date of this annual report, all of our ASIC wafers were fabricated by Samsung. We principally purchased ASIC chips either directly from Samsung or through intermediaries that purchased from Samsung. However, this arrangement does not guarantee that Samsung will reserve foundry capacity for us, which we believe is in line with market arrangements with other wafer foundries.   As such, there are risks that Samsung may be unable to accept our purchase orders or continue their supply of ASIC wafers to us. Such changes may result in delays to our production, which could negatively affect our reputation and results of operations.

In order to diversify our ASIC chips suppliers, we have established working relations with Taiwan Semiconductor Manufacturing Company, Limited (“TSMC”), since November 2017. However, we cannot guarantee that we will be able to continue to source ASIC wafers from Samsung or TSMC on the same or similar terms or in a timely manner, or start to source ASIC wafers from other suppliers. In addition, replacing a supplier may require that we divert attention and resources away from our business. We may also suffer lower gross profit margins if we fail to pass on any additional costs to our customers. As a result, a change in our relationship with Samsung or TSMC could have a significant negative impact on our business, financial condition and results of operation.

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

We rely on a limited number of third parties for IC packaging and testing services

Fabrication of IC chips requires specialized services to process the silicon wafers into IC chips by packaging them and to test their proper functioning. We rely on a limited number of production partners for such packaging and testing services. We have worked closely with world-class outsourced semiconductor assembly and test (“OSAT”), companies on a limited number of specialized production partners exposes us to a number of risks, including difficulties in finding alternate suppliers, capacity shortages or delays, lack of control or oversight in timing, quality or costs, and misuse of our intellectual property. If any such problems arise with our OSAT partners, we may experience delays in our production and delivery timeline, inadequate quality control of our products or excessive costs and expenses. As a result, our financial condition, results of operation, reputation and business may be adversely affected.

Failure at tape-out or failure to achieve the expected final test yields for our ASIC chips could negatively impact our results of operations

The tape-out process is a critical milestone in our business. A successful tape-out means all of the stages in the design and verification process of our ASIC chips have been completed, and the chip design is ready to be sent for manufacturing. The tape-out process requires considerable investment in time and resources and close cooperation with the wafer foundry, and repeated failures can significantly increase our costs, lengthen our product development period and delay our product launch. If the tape-out or testing of a new ASIC chip design fails, either as a result of design flaws by our research and development team or problems with production or the testing process by the wafer foundry, we may incur considerable costs and expenses to fix or restart the design process. Such obstacles may decrease our profitability or delay the launch of new products.

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

Change of Bitcoin algorithms and mining mechanisms may materially and adversely affect our business and results of operations

Our ASIC chips are designed for proof-of-work (“POW”), mechanism, which the Bitcoin network uses to validate Bitcoin transactions. Many within the Bitcoin community believe that POW is a foundation within Bitcoin’s code that would not be changed. However, there have been debates on mechanism change to avoid the “de facto control” by a great majority of the network computing power. POW validation consumes large amounts of computing power and electricity. Proof-of-stake validation is a more recent development, which involves the validator losing part of its cryptocurrency holdings if it fails to correctly validate a block. While there are some drawbacks to proof-of-stake, it requires far less energy than proof-of-work. Cryptocurrencies whose transactions are validated on a proof-of-stake basis do not require miners. Future cryptocurrencies may utilize proof-of-stake rather than POW, meaning that there will be less opportunity for miners to earn rewards. With the possibility of a change in rule or protocol of the Bitcoin network, if our Bitcoin mining machines cannot be modified to accommodate any such changes, our mining machines will not be able to meet customer demand, and the results of our operations will be significantly affected. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Fintech and Blockchain Product Businesses—The administrators of the Bitcoin network’s source code could propose amendments to the Bitcoin network’s protocols and software that, if accepted and authorized by the Bitcoin network’s community, could adversely affect our business, results of operations and financial condition” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Fintech and Blockchain Product Businesses—The acceptance of Bitcoin network software patches or upgrades by a significant, but not overwhelming, percentage of the users and miners in the Bitcoin network could result in a “fork” in the blockchain, resulting in the operation of two separate networks that cannot be merged. The existence of forked blockchains could erode user confidence in Bitcoin and could adversely impact our business, results of operations and financial condition.”

We face risks associated with the expansion of our blockchain products and Fintech business operations overseas and if we are unable to effectively manage such risks, our business growth and profitability may be negatively affected

We intend to grow our blockchain products and Fintech businesses in part by expanding our sales network and operations internationally. Currently, we mainly rely on our production partners in South Korea and Taiwan, including Samsung and TSMC, for the fabrication, testing and packaging of our ASICs. Any significant deterioration in the cross-strait relationship may have a negative impact on the ability of our production partners in Taiwan to fulfill their contractual obligations and ship the ASICs to us, which could have a material and adverse effect on our business, financial condition and results of operations. Our expansion plans also include possibly establishing an assembly facility and offices for sales, research and development and other operations in the United States; and we are at an early stage of establishing Fintech service platforms in Hong Kong and overseas. Any significant deterioration in the relationship between China and any of these countries and region may have a material and adverse effect on our proposed business operations in these jurisdictions. However, there are risks associated with such global expansion plans, including:

●	high costs of investment to establish a presence in a new market and manage international operations;

●	competition in unfamiliar markets;

●	foreign currency exchange rate fluctuations;

●	regulatory differences and difficulties in ensuring compliance with multi-national legal requirements and multi-national operations;

●	changes in economic, legal, political or other local conditions in new markets;

●	our limited customer base and limited sales and relationships with international customers;

●	competitors in the overseas markets may be more dominant and have stronger ties with customers and greater financial and other resources;

●	challenges in managing our international sales channels effectively;

●	difficulties in and costs of exporting products overseas while complying with the different commercial, legal and regulatory requirements of the overseas markets in which we offer our products;

●	difficulty in ensuring that our customers comply with the sanctions imposed by the Office of Foreign Assets Control (“OFAC”), on various foreign states, organizations and individuals;

●	inability to obtain, maintain or enforce intellectual property rights;

●	inability to effectively enforce contractual or legal rights or intellectual property rights in certain jurisdictions under which we operate; and

●	governmental policies favoring domestic companies in certain foreign markets or trade barriers including export requirements, tariffs, taxes and other restrictions and charges. In particular, a worldwide trend in favor of nationalism and protectionist trade policy and the ongoing trade dispute between the United States and China as well as other potential international trade disputes could cause turbulence in international markets. These government policies or trade barriers could increase the prices of our products and make us less competitive in such countries.

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

In addition, as we intend to establish and operate compliant overseas mining farms to provide hosting services for third parties and engage in proprietary Bitcoin and other cryptocurrency mining activities to mine cryptocurrencies for ourselves in the near future, any increase in energy prices or a shortage in power supply in locations where our future compliant mining farms are located may increase our potential mining costs and reduce the expected economic returns from our proprietary mining operation significantly.

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

We may not be able to price our products at our desired margins as a result of any decrease in our bargaining power or changes in market conditions

We set prices for our mining machines and telecommunication products based on a number of internal and external factors, such as the cost of production, the technological contents of our products, market conditions, and competition that we face. Our ability to set favorable prices at our desired margins and to accurately estimate costs, among other factors, has a significant impact on our profitability. We cannot assure you that we will be able to maintain our pricing or bargaining power or that our gross profit margin will not be driven down by market conditions or other factors. If we see higher pricing pressure due to intensified competition from other manufacturers as our competitors’ products may be more technologically advanced or energy-efficient, decreases in prices to our customers in the end market or any other reasons, or if we otherwise lose bargaining power due to weaker demand for our products, we may need to reduce the prices and lower the margins of our products and we may even be unable to continue to market our products at all. Moreover, we may not be able to accurately estimate our costs or pass on all or part of any increase in our costs of production, in particular the costs of raw materials, components and parts, to our customers.

Shortages in, or rises in the prices of, the components of our mining machines may adversely affect our business

Given the long production period to manufacture, assemble, and deliver certain components and products, problems could arise in planning production and managing inventory levels that could seriously interrupt our operations, including the possibility of defective parts, an increase in component costs, delays in delivery schedules, and shortages of components. In addition to ASIC chips, the components we use for our mining machines include printed circuit boards (“PCBs”), other electronic components, fans, and aluminum casings. The production of our mining machines also requires certain ancillary equipment and components such as controllers, power adaptors, and connectors. The production of our current products depends on obtaining adequate supplies of these components on a timely basis and at competitive prices. We do not typically maintain large inventory of the components, and rather purchase them on an “as-needed” basis from various third-party component manufacturers that satisfy our quality standards and meet our production requirements. We may have to turn to less reputable suppliers if we cannot source adequate components from our regular suppliers. Under such circumstances, the quality of the components may suffer and could cause performance issues in our mining machines.

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

Cryptocurrency exchanges and wallets, and to a lesser extent, cryptocurrency blockchains themselves, may be susceptible to hacking and fraud risks, which may adversely erode user confidence in cryptocurrencies, and adversely impact our brand and reputation and our business, operating results, and financial condition

Cryptocurrency transactions are entirely digital and, as with any virtual system, face risk from hackers, malware and operational glitches. For example, hackers can target cryptocurrency exchanges, wallets, and custodians to gain unauthorized access to the private keys associated with the wallet addresses where cryptocurrencies are stored. Cryptocurrency transactions and accounts are not insured by any type of government program and cryptocurrency transactions generally are immutable by design. Certain features of cryptocurrency networks, such as decentralization, open source protocols, and reliance on peer-to-peer connectivity, may increase the risk of fraud or cyberattack by potentially reducing the likelihood of a coordinated response. Cryptocurrencies have been susceptible to hacking and several cryptocurrency exchanges and miners have reported cryptocurrency losses, which highlights the concern over the security of cryptocurrencies and in turn affects the demand and the market price of cryptocurrencies. In addition, while cryptocurrencies use private key encryption to verify owners and register transactions, scammers and other bad actors may attempt to sell fraudulent digital assets. The techniques used to obtain unauthorized, improper, or illegal access to systems and information (including customers’ personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. Additionally, certain threats are designed to remain dormant or undetectable until launched against a target and we may not be able to implement adequate preventative or protective measures. These risks may adversely affect the operation of the cryptocurrency network which would erode user confidence in digital assets, or in the use of technology to conduct financial transactions, which could negatively impact us, including the market perception of the effectiveness of our security measures, the technology infrastructure of our exchange platforms, and the demand for our mining machines.

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

Although we have developed systems and processes designed to protect the data we manage, prevent data loss and other security breaches, effectively respond to known and potential risks, and expect to continue to expend significant resources to bolster these protections, there can be no assurance that these security measures will provide absolute security or prevent breaches or attacks. As of the date of this annual report, we have not experienced material breaches of our security measures, however, we may experience in the future, material breaches of our security measures due to human error, malfeasance, insider threats, system errors, vulnerabilities, or other irregularities. Certain types of cyberattacks could harm us even if our systems are left undisturbed. Unauthorized parties may attempt to gain access to our systems and facilities, as well as those of our customers, partners, and third-party service providers, through various means, including hacking, social engineering, phishing, and attempting to fraudulently induce individuals (including employees, service providers, and customers) into disclosing usernames, passwords, payment card information, digital wallet information or other sensitive information, which may in turn be used to access our information technology systems and customers’ digital assets. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. Certain threat actors may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. We may also acquire other companies that expose us to unexpected security risks or increase costs to improve the security posture of the acquired company. As a result, our costs and the resources that we devote to protecting against these advanced threats and their consequences may continue to increase over time.

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

There is a lack of liquid markets for cryptocurrencies, and blockchain-based assets are susceptible to potential manipulation

Cryptocurrencies and other digital assets that are represented and trade on a ledger-based platform may not necessarily benefit from viable trading markets. Stock exchanges have listing requirements and vet issuers, requiring them to be subjected to rigorous listing standards and rules; and monitor investors transacting on such platform for fraud and other improprieties. These conditions may not necessarily be replicated on a distributed ledger platform, depending on the platform’s controls and other policies. The more lax a distributed ledger platform is about vetting issuers of cryptocurrency and other digital assets or users that transact on the platform, the higher the potential risk for fraud or the manipulation of the ledger due to a control event. These factors may decrease liquidity or volume or may otherwise increase volatility of investment securities or other assets trading on a ledger-based system, which may adversely affect us. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations, and potentially the value of any Bitcoin or other cryptocurrencies or digital assets that we acquire or hold for our own account, and so could harm investors.

Cryptocurrencies face significant scaling obstacles that can lead to high fees or delayed transaction settlement times, and attempts to increase transaction processing capacity may not be effective

Many cryptocurrency networks face significant scaling challenges. As the Bitcoin network continues to develop and grow, certain technical issues might be uncovered, and the troubleshooting and resolution of such issues requires the attention and efforts of Bitcoin’s global development community. A number of second layer technology solutions have been recently promoted to resolve this problem by, among other things, enabling faster transactions: in August 2017, the Bitcoin network underwent a hard fork that resulted in the creation of a new digital asset network called Bitcoin Cash. This hard fork was contentious, and as a result some users of the Bitcoin Cash network may harbor ill will toward the Bitcoin network. These users may attempt to negatively impact the use or adoption of the Bitcoin network. Also in August 2017, the Bitcoin network was upgraded with a technical feature known as “Segregated Witness” that, among other things, potentially doubles the transactions per second that can be handled on-chain and enables so-called second layer solutions, such as the Lightning Network or payment channels, that have the potential to substantially increase transaction throughput (i.e., millions of transactions per second). As of the date of this annual report, digital wallets and intermediaries that support Segregated Witness or Lightning Network-like technologies have not yet been adopted by a significant portion of the digital asset community. In 2021, the Bitcoin protocol implemented the Taproot upgrade to add enhanced support for complex transactions on the network such as multi-signature transactions, which require two or more parties to execute a transaction on the Bitcoin network. Prior to the upgrade, multi-signature transactions were historically slow, expensive, and easily identifiable. Taproot is intended to reduce the amount of data written to a block and makes multi-signature transactions indistinguishable from regular transactions, adding an enhanced layer of privacy. This upgrade may fail to work as expected, which could lead to a decline in support and price of Bitcoin. Unfortunately, there is no assurance that the digital asset community will accept these solutions or that these solutions will work as expected or effectively resolve these problems.

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

Because there has been limited precedent set for financial accounting of Bitcoin and other crypto assets, the determination that we have made for how to account for Bitcoin assets transactions may be subject to change

Because there has been limited precedent set for the financial accounting of cryptocurrencies and related revenue recognition and no official guidance has yet been provided by the Financial Accounting Standards Board, the PCAOB or the SEC, it is unclear how companies may in the future be required to account for Bitcoin transactions and other crypto assets and related revenue recognition. A change in regulatory or financial accounting standards could result in the necessity to change our accounting methods and restate our financial statements. Such a restatement could negatively impact our business, prospects, financial condition and results of operation. Such circumstances would also have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which would potentially have a material adverse effect on the value of any cryptocurrencies we hold or expects to acquire for our own account and harm investors.

We have an evolving business model and strategy

Our business model has significantly evolved since our incorporation and we expect it to continue to do so in the future. As blockchain and Fintech businesses become more widely available, we expect their services and products to evolve. In order to stay current with our industry, our business model will also need to evolve. As a result, from time to time, we may modify aspects of our business model relating to our strategy, including pursuing business opportunities outside of the blockchain and Fintech industries, including the sustainable energy industry. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business. These modifications may increase the complexity of our business and place significant strain on our management, personnel, operations, systems, technical performance, financial resources and internal financial control and reporting functions. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and adversely affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities within the blockchain and Fintech industries or the industry sectors into which we will venture and we may lose out on such opportunities. Such circumstances could have a material adverse effect on our business, prospects, financial condition and operating results.

Significant disruptions of information technology systems or security breaches could materially adversely affect our business

We are increasingly dependent upon information technology systems, infrastructure, and data to operate our business. In the ordinary course of business, we collect, store, and transmit large amounts of confidential information (including, among other things, trade secrets or other intellectual property, proprietary business information and personal information). It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We also have outsourced elements of our operations to third parties, and as a result, we manage a number of third-party vendors who may or could have access to our confidential information. Attacks on information technology systems are increasing in their frequency, levels of persistence, sophistication, and intensity, and they are being conducted by increasingly sophisticated and organized groups and individuals with a wide range of motives and expertise. The size and complexity of our information technology systems, and those of third-party vendors with whom we contract, and the large amounts of confidential information stored on those systems, make such systems vulnerable to service interruptions or to security breaches from inadvertent or intentional actions by our employees, third-party vendors, and/or business partners, or from cyberattacks by malicious third parties. Cyberattacks could include the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity and availability of information.

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

Risks Relating to Our Business Operations

We face risks related to health epidemics, which could disrupt our operations and adversely affect our business, financial condition and results of operations

Our business could be materially and adversely affected by health epidemics and outbreaks affecting the jurisdictions in which we operate. Health epidemics may cause market panics, which materially and negatively affected the global financial markets. Such disruption and the potential slowdown of the world’s economy in 2024 and beyond could have a material adverse effect on our results of operations and financial condition. We and our customers experienced and may continue to experience significant business disruptions and suspension of operations due to the COVID-19 pandemic, especially the large-scale lock-downs implemented during fiscal year 2022, which caused shortages in the supply of raw materials, reduction in our production capacity, and product delivery delays. The pandemic has also led to great volatility in the Bitcoin price, which has adversely affected and may continue to negatively affect the demand for our mining machines both in terms of the price and the quantity.

Although the spread of COVID-19 appears to be under control currently, the extent to which the COVID-19 pandemic may impact our future financial results will depend on future developments, such as the implementation of governmental measures, new information on the effectiveness of the mitigation strategies, the duration, spread, severity, and resurgence of COVID-19 and any COVID-19 variants, the related travel advisories and restrictions, the overall impact of the COVID-19 pandemic on the global economy and capital markets, and the efficacy of COVID-19 vaccines, which may also take an extended time to be widely and adequately distributed, all of which remain highly uncertain and unpredictable. Given this uncertainty, we are currently unable to quantify the expected impact of the COVID-19 pandemic on our future operations, financial condition, liquidity, and results of operations if the current situation continues.

High customer concentration exposes us to all of the risks faced by our major customers and may subject us to significant fluctuations or declines in revenues

Our customers include both enterprises and individuals. A limited number of our major customers, however, have contributed a significant portion of our revenues in the past. Our revenue from the top ten largest customers accounted for approximately 81%, 88% and 44% of our total revenues in 2021, 2022 and 2023. Although we continually seek to diversify our customer base, we cannot assure you that the proportion of the revenue contribution from these customers to our total revenues will decrease in the near future. We offer credit sales to our major, long-term customers. Dependence on a limited number of major customers will expose us to the risks of substantial losses and may increase our account receivables and extend its turn over days if any of them reduces or even ceases business collaborations with us. Specifically, any one of the following events, among others, may cause material fluctuations or declines in our revenues and have a material and adverse effect on our business, financial condition, results of operations and prospects:

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

We have been involved, and may continue to be involved, in disputes, claims or proceedings arising from our operations or class actions from time to time, which could result in significant liabilities and reputational harm and could materially and adversely affect our business, financial condition and results of operations

We have been, and in the future may continue to be, involved in disputes, claims or proceedings arising out of our operations. For example, we are currently involved in an ongoing civil action in relation to our procurement of ASIC wafers from a supplier.  See “Item 4. Information on the Company—B. Business Overview —Legal Proceedings.” In addition, we may have disagreements with regulatory bodies in the course of our operations, which may subject us to administrative proceedings and unfavorable orders, directives or decrees that may result in financial losses. Ongoing disputes, claims or proceedings may divert our management’s attention and consume their time and our other resources.

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

We are exposed to credit risks and concentration of credit risks in relation to defaults from counterparties

There are credit risks associated with our business. In particular, a drop in the Bitcoin price may also result in lower economic returns for mining activities of our blockchain customers and adversely affect their businesses and financial conditions, which may further affect their credit profiles and their ability to settle our accounts receivables. Although we generally require our blockchain customers to make full payment for our mining machines before delivery of products, we provide credit sales to customers when the market is sluggish. As for our telecommunication product sales, we always use credit sales. Our Fintech business may also have credit risks as our products become more diverse. As of December 31, 2022 and 2023, our net accounts receivable was US$3.3 million and US$0.9 million, respectively, and we recorded allowance for doubtful accounts of US$3.5 million and US$2.1 million, as of the same dates.

In addition, we also face concentration of credit risks associated with our business. Our exposure to credit risk is influenced mainly by the individual characteristics of each customer as well as the industry or country in which the customers operate and is concentrated on a few customers. As of December 31, 2022 and 2023, 20% and 20% of our total accounts receivables were due from one of our customers, respectively.

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

The businesses that we are pursuing through certain of our subsidiaries’ initiatives are novel and subject to technical, operational, financial, regulatory, legal, reputational and marketing risks and we cannot assure you that such acquisitions or strategic alliances may be successfully implemented

We have and may continue to acquire interests in various businesses, including but not limited to Fintech companies, broker-dealers, digital currency transfer and payment businesses and the sustainable energy business. We have limited experience with the operation of such businesses. In some countries the licensing requirements and regulations expressly cover companies engaged in digital currency activities; in others it is not clear whether or how the existing laws and regulations apply to digital currency activities. Licenses and registrations that we may be required to obtain may subject us to various anti-money laundering, KYC, record-keeping, reporting and capital and bonding requirements, limitations on the investment of customer funds, and inspection by regulatory agencies. These are areas in which we do not have substantial experience and which are subject to the risks of novel businesses, including technical, operational, financial, regulatory, legal and reputational risks, as well as the risk that we may be unable to market, license or sell our technology successfully or profitably. The occurrence of any such risks, any such penalties, or even allegations of criminal or civil misconduct, could have a material adverse effect on us and on our financial results and business.

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

Our prepayments to suppliers may subject us to counterparty risk associated with such suppliers and negatively affect our liquidity

We are required to prepay some of our suppliers before the service is provided to secure the supplier’s production capacity. As of December 31, 2022 and 2023, the outstanding balance of prepayments we made to our suppliers amounted to US$1.2 million and US$1.1 million, respectively. The amount of our prepayments may significantly increase as we continue to pursue technological advancement. We are subject to counterparty risk exposure to our suppliers. Any failure by our suppliers to perform their contract obligations on a timely manner and/or with our requested quality may result in us not being able to fulfill customers’ orders accordingly. In such event, we may not be able to regain the prepayment in a timely manner or in full, even though our suppliers are obligated to return such prepayments under specified circumstances as previously agreed upon. Furthermore, if the cash outflows for the prepayments significantly exceed the cash inflows during any period, our future liquidity position will be adversely affected.

If we experience difficulty in collecting our trade receivables, our liquidity, financial condition and results of operations would be negatively impacted.

We derive our revenues from the sale of products and are subject to counterparty risks such as our customer’s inability to pay. As of December 31, 2022 and 2023, our trade receivables amounted to US$3.3 million and US$0.9 million, respectively. There can be no assurance that we will be able to collect our trade receivables on a timely basis, and our trade receivable turnover days may increase, which in turn could materially and adversely affect our liquidity, financial condition and results of operations.

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

In order to maintain an appropriate inventory level of finished goods and raw materials to meet market demand, we adjust our procurement amount and production schedule from time to time based on customers’ orders and anticipated demand. We also carry out an inventory review and an aging analysis on a regular basis. We make provision for obsolete and slow-moving inventory of raw materials and finished goods that are no longer suitable for use in production or sale. However, we cannot guarantee that these measures will always be effective and that we will be able to maintain an appropriate inventory level. We may also be exposed to the risk of holding excessive inventory, including older generation mining machines that are less marketable as well as older ASIC chips which may increase our inventory holding costs and subject us to the risk of inventory obsolescence or write-offs, which could have a material adverse effect on our business, results of operations and financial condition. For example, we recorded write-down for the potentially obsolete, slow-moving inventory and lower of cost or market adjustment of US$2.2 million, US$6.5 million and US$0.3 million in 2021, 2022 and 2023, respectively. If we cannot maintain an appropriate inventory level, we may lose sales and market share to our competitors.

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

We have previously made sales to Iran, which is subject to sanctions, and our interactions with a blockchain may expose us to SDN and other regulations administered by the United States

Iran is subject to a comprehensive sanctions program administered by OFAC and shipments of products subject to the Export Administration Regulations promulgated by the Bureau of Industry and Security (“BIS”), in the Commerce Department are also subject to restrictions. In 2016 and 2017, we engaged in transactions that included the sale and/or delivery of our products to Iran under circumstances that may involve breaches of U.S. sanctions and export control laws. On August 2, 2018, we disclosed these transactions to both OFAC and BIS by our submission of Voluntary Self Disclosures (“VSDs”). On January 25, 2019, BIS closed the VSD with a Warning Letter and no penalty. On March 4, 2019, OFAC closed the VSD with a Cautionary Letter and no penalty.

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

We experienced a decrease in our telecommunications business and if we are unable to continue to operate our telecommunications business successfully, we may suspend or cease our telecommunication business entirely

Revenues from our telecommunications business were US$8.6 million, US$3.7 million and US$0.5 million, for the years ended December 31, 2021, 2022 and 2023, respectively. Our telecommunications business will likely continue to be driven by the development of the communications industry in China, government policies, technological changes, user preference, and many other factors beyond our control. There is no guarantee that we will be able to maintain the competitiveness of our products or continue to operate our telecommunications business successfully as a key source of revenue. If we fail to grow our telecommunications business organically, we may suspend or cease such business line entirely.

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

The telecommunications industry is subject to extensive and evolving laws and regulations

We may be directly or indirectly affected by changes in government regulations relating to the telecommunications and broadcast industries in the PRC or the U.S. Failure to comply with the relevant laws and regulations could subject us to severe penalties, which could have a significant impact on our cash flow. Moreover, the change of laws and regulations may render our current products illegal and require us to invest additional resources into the research and development of new products in compliance with the laws. As a result, our business and results of operations may be adversely affected. For example, in January 2021 the New York Stock Exchange LLC (“NYSE”) announced the delisting of three Chinese telecommunication companies based on guidance that OFAC provided to the NYSE. We are uncertain whether such actions will have further impact on our business or the Chinese telecommunication industry in general.

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

The quality of our products and services relies on third party suppliers and service providers that we engage. If we fail to provide satisfactory services or maintain their service levels, it could materially and adversely affect our business, reputation, financial condition and results of operations

We rely on third-party suppliers and service providers to provide quality products and services to customers, and our brand and reputation may be harmed by actions taken by them that are beyond our control. Despite the measures we have taken to ensure the quality of products and services provided by third-party suppliers and service providers, to the extent that there are manufacturing defects beyond our control, or our third-party suppliers and service providers are unable to maintain the efficiency of their production facilities, supply sufficient components or raw materials in a timely manner, or provide satisfactory services to our customers, we may suffer reputational damage, and our brand image, business and results of operations may be materially and adversely affected.

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

We face intense industry competition

As a blockchain technology and Fintech company, we operate in a highly competitive environment. Our competitors include companies that may have a larger market share, greater brand recognition, broader international customer base, greater financial resources or other competitive advantages. We anticipate that competition will increase as blockchain and Fintech gain greater acceptance and more players join the market. Furthermore, we anticipate encountering new competition as we expand our sales and operations to new locations geographically and into wider applications of overseas cryptocurrency mining and mining farm operations, blockchain and Fintech businesses, and sustainable energy businesses. We also compete in the communication network devices industry in China with respect to our telecommunications business. Some of our competitors in this industry include larger, more well-established companies with greater economies of scale and more bargaining power with suppliers.

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

We have and may increasingly become a target for public scrutiny, including complaints to regulatory agencies, negative media coverage, and malicious allegations, all of which could severely damage our reputation and materially and adversely affect our business and prospects

We have been and may continue to be a target for public scrutiny, including complaints to regulatory agencies, negative media coverage, and malicious allegations, which had adversely affected and may adversely affect our reputation. Certain features of cryptocurrency networks, such as decentralization, independence from sovereignty and anonymity of transactions, create the possibility of heightened attention from the public, regulators and the media. Heightened regulatory and public concerns over us and cryptocurrency-related issues may subject us to additional legal and social responsibilities and increased scrutiny and negative publicity over these issues. From time to time, these allegations, regardless of their veracity, may result in consumer dissatisfaction, public protests or negative publicity, which could result in government inquiry or substantial harm to our brand, reputation and operations.

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

For example, in the second half of 2022 and beginning of 2023, each of Celsius, Voyager, Three Arrows and Genesis declared bankruptcy, resulting in a loss of confidence in participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly. In November 2022, FTX, the third largest digital asset exchange by volume at the time, halted customer withdrawals and shortly thereafter, FTX and its subsidiaries filed for bankruptcy.

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

Cybersecurity incidents, including data security breaches or computer viruses, could harm our business by disrupting our delivery of services, damaging our reputation or exposing us to liability

We receive, process, store and transmit, often electronically, the data of our customers and others, much of which is confidential. Unauthorized access to our computer systems or stored data could result in the theft, including cyber-theft, or improper disclosure of confidential information, and the deletion or modification of records could cause interruptions in our operations. These cybersecurity risks increase when we transmit information from one location to another, including over the Internet or other electronic networks. Despite the security measures that we have implemented, our facilities, systems and procedures, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, software viruses, misplaced or lost data, programming or human errors or other similar events which may disrupt our delivery of services or expose the confidential information of our customers and others. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of our customers or others, whether by us or a third party, could subject us to civil and criminal penalties, have a negative impact on our reputation, or expose us to liability to our customers, third parties or government authorities. We are not aware of material breaches to date. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

If we suffer failure or disruption in our information systems, our ability to effectively manage our business operations could be adversely affected

We use information systems to obtain, process, analyze and manage data crucial to our business such as our enterprise resource planning system. We use these systems to, among other things, monitor the daily operations of our business, maintain operating and financial data, manage our distribution network as well as manage our research and development activities, production operations and quality control systems. Any system damage or failure that interrupts data input, retrieval or transmission or increases service time could disrupt our normal operations. In particular, our operations could be disrupted if such damage or failure includes any security breach caused by hacking or cybersecurity incidents, involves efforts to gain unauthorized access to our information or systems, or causes intentional malfunctions, loss or corruption of data, software or hardware, the intentional or inadvertent transmission of computer viruses and similar events or third-party actions. There can be no assurance that we will be able to effectively handle a failure of our information systems, or that we will be able to restore our operational capacity in a timely manner to avoid disruption to our business. The occurrence of any of these events could adversely affect our ability to effectively manage our business operations and negatively impact our reputation.

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

The loss of any member of our senior management team, or our failure to attract, train and retain qualified personnel, especially our design and technical personnel, could impair our ability to grow our business and effectively execute our business strategy

Since our inception, the growth and expansion of our business operations have been dependent upon the business strategies and foresight of our senior management. Our future success depends, in large part, on the continued contributions of our senior management team, specifically Dong Hu.

In addition, our future success depends on our ability to retain, attract and incentivize qualified personnel, including our management, sales, marketing, finance and especially research and development personnel. As the driver of our technological and product innovations, our research and development personnel represent a very significant asset of ours. As the technology in the semiconductor, blockchain and Fintech industries are advancing at a quick pace, there is an increasing need for skilled engineers. Many companies across the world are struggling to find suitable candidates for their research and development positions. The process of hiring employees with the combination of skills and characteristics required to implement our strategy can be extremely competitive and time-consuming. We cannot assure you that we will be able to attract adequate personnel as we continue to pursue our business strategies.

Moreover, we cannot assure you that we will be able to retain key existing employees. The loss of our founder, or any of our senior management or research and development team members could harm our ability to implement our business strategies and respond to the rapidly changing market conditions in which we operate, or could result in other operating risks. The loss of one or more of our key employees, especially our key design and technical personnel, or our inability to retain, attract and motivate qualified design and technical personnel, could have a material adverse effect on our business, financial condition and results of operations.

Our corporate actions are significantly influenced by our principal shareholders, including Mr. Hu, our chairman of the board of directors, chief executive officer and chief financial officer, who have the ability to exert significant influence over important corporate matters that require approval of shareholders while their interests may differ from those of the other shareholders. This may deprive you of the opportunity to receive a premium for your Class A Ordinary Shares and materially reduce the value of your investment

Our share capital is designated into Class A ordinary shares and Class B ordinary shares, par value HK$0.03 per share (“Class B ordinary shares”). Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to twenty (20) votes at general meetings of our shareholders. Mr. Hu, our chairman of the board of directors, chief executive officer and chief financial officer, beneficially owns 100% of our Class B ordinary shares, representing approximately 86.2% of the aggregate voting power of our issued and outstanding share capital as of April 25, 2024. However, the interests of our chairman of the board of directors, chief executive officer and chief financial officer may differ from the interests of other shareholders. This concentration of ownership and the protective provisions in our second amended and restated articles of association (the “Articles”) may discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our Class A ordinary shares. We may not be able to enter into other transactions that could be beneficial to us without the consent of Mr. Hu. As a result of the foregoing, the value of your investment could be materially reduced.

Any change or discontinuation of preferential tax treatment we currently enjoy would increase our tax charge

Our PRC subsidiaries are subject to the PRC corporate income tax at a standard rate of 25% on their taxable income, but in 2021, 2022 and 2023, preferential tax treatment was available to three (3) of our PRC subsidiaries. Zhejiang Ebang obtained the “high-tech enterprise” tax status in November 2017, which reduced its statutory income tax rate to 15% from November 2017 to November 2020. Zhejiang Ebang further re-applied and obtained the “high-tech enterprise” tax status for three years from December 2020. At the end of the three-year period, Zhejiang Ebang further re-applied and obtained the “high-enterprise” tax status for three years from December 2023. Hangzhou Dewang obtained the “high-tech enterprise” tax status in November 2018, which reduced its statutory income tax rate to 15% from November 2018 to November 2021. Hangzhou Dewang further re-applied and obtained the tax status “high-tech enterprise” tax for the three-year period start from December 2021. In addition, Ebang IT obtained the “high-tech enterprise” tax status in December 2021, which reduced its statutory income tax rate to 15% from December 2021 to December 2024.

We cannot assure you that the PRC policies on preferential tax treatments will not change or that the current preferential tax treatments we enjoy or will be entitled to enjoy will not be canceled. Moreover, we cannot assure you that our PRC subsidiaries will be able to renew the same preferential tax treatments upon expiration. If any such change, cancelation or discontinuation of preferential tax treatment occurs, the relevant PRC subsidiaries will be subject to the PRC’s EIT, at a rate of 25% on taxable income. As a result, the increase in our tax charge could materially and adversely affect our results of operations.

The joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCAA and related regulations, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing of our Class A ordinary shares or future offerings of our securities in the U.S.

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

Our financial statements contained in this annual report on Form 20-F for the year ended December 31, 2023 have been audited by our U.S.-based auditor, MaloneBailey, LLP, an independent registered public accounting firm that is headquartered in the United States with offices in Beijing and Shenzhen. MaloneBailey, LLP is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely. As of the date of this annual report, we have not been identified by the SEC as a commission-identified issuer under the HFCAA. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. Furthermore, the HFCAA and related laws, which now require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years, may result in the delisting of our Class A ordinary shares or the prohibition of trading in our securities in the future if the PCAOB is unable to inspect our auditor at such future time. Delisting may cause a significant decrease in or a total loss of the value of our securities. Although a shareholder’s ownership of our Company may not decrease directly from delisting, the ownership may become worth much less, or, in some cases, lose its entire value.

We incur significant costs and demands upon management and accounting and finance resources as a result of complying with the laws and regulations affecting public companies; if we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements and otherwise make timely and accurate public disclosure could be impaired, which could harm our operating results, our ability to operate our business and our reputation

As a public reporting company, we are required to, among other things, maintain a system of effective internal control over financial reporting. Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Substantial work will continue to be required to further implement, document, assess, test and remediate our system of internal controls. As of December 31, 2023, our disclosure controls and procedures were not effective and management determined that we did not maintain effective internal control over financial reporting due to a material weakness. Management is undertaking actions to remediate the material weaknesses, but there is no assurance they will be remediated this year. See “Item 15. Control and Procedures—Internal Control Over Financial Reporting.”

If our internal control over financial reporting or our disclosure controls are not effective, we may be unable to issue our financial statements in a timely manner, we may be unable to obtain the required audit or review of our financial statements by our independent registered public accounting firm in a timely manner or we may be otherwise unable to comply with the periodic reporting requirements of the SEC, the listing of our Class A ordinary shares on Nasdaq could be suspended or terminated and our Class A ordinary share price could materially suffer. In addition, we or members of our management could be subject to investigation and sanction by the SEC and other regulatory authorities and to shareholder lawsuits, which could impose significant additional costs on us and divert management attention.

Fluctuations in exchange rates could affect our results of operations and reduce the value of your investment

We have subsidiaries in multiple countries which operate in local currencies. Our reporting currency is denominated in U.S. dollars. We are exposed to currency risks primarily through sales and purchases which give rise to receivables, payables and cash balances that are denominated in a currency other than the functional currency of the operations to which the transaction relates. We are therefore subject to the risk of fluctuations in the exchange rate of U.S. dollars against Australian dollars, Hong Kong dollars, Renminbi, South Korean won and Euros. The value of U.S. dollars against Australian dollars, Hong Kong dollars, Renminbi, South Korean won and Euros fluctuates and is subject to changes resulting from the PRC government’s policies and depends to a large extent on domestic and international economic and political developments, as well as supply and demand in the local market. With the development of the foreign exchange market and progress toward interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against Australian dollars, Hong Kong dollars, South Korean won, U.S dollars or Euros in the future.

We incurred a foreign exchange gain of US$1.8 million and US$0.5 million in 2021 and 2023, respectively, and a foreign exchange loss of US$2.2 million in 2022. We had currency translation gains of US$1.0 million in 2021, recognized in other comprehensive gain, and currency transaction loss of US$5.3 million and US$2.3 million in 2022 and 2023, respectively, which is recognized in other comprehensive loss. Such currency translation gains or losses resulted from exchange differences on translation of financial statements of our entities using currencies other than U.S. dollars as their functional currencies; there is no tax impact generated during the translation.

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

Risks Relating to Our Securities

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A ordinary shares for a return on your investment

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the Class A ordinary shares as a source for any future dividend income.

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

There can be no assurance that we will not be classified as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our Class A ordinary shares and related securities

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income or the “income test”; or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the “asset test.” Based on the current and expected composition of our income and assets and value of our assets and projections as to the value of our Class A ordinary shares, we do not presently expect to be a PFIC for the current taxable year. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets, which may change over time if we expand and diversify our product offerings. Fluctuations in the market price of our Class A ordinary shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Class A ordinary shares (which has been and may continue to be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash.

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

You may face difficulties in protecting your interests in the Company, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct our operations primarily in emerging markets

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Articles, the Companies Act (Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

In addition, we conduct substantially all of our business operations in emerging markets, including China, and substantially all of our directors and senior management are based in China. The SEC, the U.S. Department of Justice (the “DOJ”), and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China. For example, in China, there are significant legal and other obstacles for the SEC, the DOJ and other U.S. authorities to obtaining information needed for shareholder investigations or litigation. Although the competent authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the United States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators.

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

Cayman Islands economic substance requirements may have an effect on our business and operations

Our Company is subject to Cayman Islands economic substance legislation (“ESA”) requiring that where our company carries on a relevant activity (as defined in the ESA) it must maintain economic substance within the Cayman Islands, including adequate premises and employees within the Cayman Islands. As an entity subject to the ESA, our Company is required to assess its operations to determine the required compliance (if any) with the ESA, to file an annual notification with the Cayman Islands Registrar of Companies disclosing whether our company is carrying out any relevant activities within the meaning of the ESA and an annual return with the Department of International Tax Co-Operation. Where applicable, our Company must establish that its operations satisfy the economic substance requirements of the ESA. Our company is required to monitor its operations to ensure it remains in compliance with all requirements under the ESA. Failure to satisfy these requirements may subject us to penalties under the ESA.

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

Mr. Hu, our founder, chairman of the board of directors, chief executive officer and chief financial officer, beneficially owns all of our issued Class B ordinary shares. These Class B ordinary shares constituted approximately 23.8% of our total issued and outstanding shares of the Company and 86.2% of the aggregate voting power of the total issued and outstanding shares of the Company as of April 25, 2024. As a result of the dual-class share structure and the concentration of ownership, Mr. Hu has a considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares may view as beneficial.

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

We are an emerging growth company within the meaning of the JOBS Act and may take advantage of certain reduced reporting requirements

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing.

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

General Risks

We have in the past incurred and continue to incur losses and negative cash flows from operating activities, and we may not achieve or sustain profitability

We incurred a loss from operations of US$48.0 million and US$53.6 million in 2022 and 2023, respectively, while we generated an income from operations of US$2.0 million in 2021. We generated gross profit of US$29.2 million and US$15.4 million in 2021 and 2022, respectively, and incurred a gross loss of US$16.7 million in 2023. We had negative cash flows from operating activities of US$15.8 million and US$11.7 million for 2021 and 2023, respectively, and positive cash flows from operating activities of US$4.3 million for 2022. In addition, we have received significant non-recurring tax rebates from local governments in the past, but we cannot assure you that we will continue to receive significant tax rebates or other discretionary government grants in the future. Even if we are eligible for any additional tax rebates or other government grants, we cannot assure you of the timing and the amount of any such rebates or other grants. To the extent that we do not receive any additional tax rebates or other government grants, our financial condition could be materially and adversely affected. We cannot assure you that we will be able to generate net profit or positive cash flow from operating activities in the future. Our ability to achieve profitability will depend in large part on our ability to control expenses and manage our growth effectively, to achieve a more stable performance given the significant fluctuation and volatility of the Bitcoin price and Bitcoin mining machine business, and to maintain our competitive advantage in the Bitcoin markets. We expect to continue to make investments in the development and expansion of our business, which will place significant demands on our management and our operational and financial resources. Continuous expansion may increase the complexity of our business, and we may encounter various difficulties. We may fail to develop and improve our operational, financial and management controls, enhance our financial reporting systems and procedures, recruit, train and retain highly skilled personnel, or maintain customer satisfaction to effectively support and manage our growth. If we invest substantial time and resources to expand our operations but fail to manage the growth of our business and capitalize on our growth opportunities effectively, we may not be able to achieve profitability, and our business, results of operations and financial condition would be materially and adversely affected.

Our limited operating history and our volatile historical results of operations could make it difficult for us to forecast our business and assess the seasonality and volatility in our business

We began producing and selling our own brand mining machines in December 2016. We generated US$51.5 million, US$32.3 million and US$4.9 million, in revenue in 2021, 2022 and 2023, respectively. As we have suffered from the significant drop in the average Bitcoin price historically, we cannot assure you that we will be able to gain revenue growth or that we will not experience another significant decline.

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

Our business requires significant financial resources and we may need additional capital but may not be able to obtain it in a timely manner and on favorable terms or at all

We had negative cash flows from operating activities of US$15.8 million and US$11.7 million for 2021 and 2023, respectively, positive cash flows from operating activities of US$4.3 million for 2022. We have in the past financed our working capital needs primarily with our net cash from operating activities, capital contributions by shareholders and bank borrowings.

We may require additional cash resources due to the future growth, development and expansion of our business. Our future capital requirements may be substantial as we seek to expand our operations, diversify our product offering, and pursue acquisitions and equity investments. In addition, we incurred accrued payables of US$9.8 million and accounts payable of US$0.3 million as of December 31, 2023. If our cash resources are insufficient to satisfy our cash requirements, we may be required to seek to issue additional equity or debt securities or obtain new or expanded credit facilities or enter into additional factoring arrangements.

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

If counterfeit products are sold under our brand names and trademarks, our reputation and financial results could be materially and adversely affected

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

We face risks of unexpected events, including natural disasters, acts of God and occurrence of epidemics, which could severely disrupt our business operations

Natural disasters, epidemics and other acts of God which are beyond our control may adversely affect the economy, infrastructure and livelihood of the people in China and in other territories in which we operate and may materially and adversely affect our operations, as our offices and primary facilities are located in China and we have other offices and facilities outside of China. Material damage to, or the loss of, such facilities due to fire, severe weather, flood, earthquake, or other acts of God or cause may not be adequately covered by proceeds of our insurance coverage and could materially and adversely affect our business and results of operations. Any outbreaks of contagious disease, acts of war or terrorist attacks may cause damage or disruption to our business, our employees and our markets, any of which could adversely impact our business and results of operations.

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

We will continue to incur increased costs as a public company, which could lower our profits or make it more difficult to run a business

As a public company, we have incurred significant legal, accounting and other expenses that we did not incur as a private company to ensure that we comply with the various requirements on corporate governance practices imposed by the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq. For example, we have increased the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have also incurred additional costs associated with our public company reporting requirements. We expect that these rules and regulations will continue to cause us to incur elevated legal and financial compliance costs, devote substantial management effort to ensure compliance and make some corporate activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the company

In January 2010, Mr. Hu, our founder, chairman of the board of directors, chief executive officer and chief financial officer, founded Zhejiang Ebang, which established Ebang IT in August 2010, to conduct development and sales of communications network access devices and related equipment. In early 2014, in view of the burgeoning opportunities in the blockchain industry, we began to conduct research and feasibility studies on the blockchain business and develop blockchain computing equipment. In August 2015, Zhejiang Ebang was listed in China on the National Equities Exchange and Quotations Co., Ltd. (the “NEEQ”). In August 2016, we acquired 51.05% of the equity interest in Hangzhou Dewang through our capital injection in Hangzhou Dewang. In March 2018, Zhejiang Ebang was delisted from the NEEQ in preparation for the reorganization.

On May 17, 2018, we incorporated Ebang International, our holding company, as an exempted company with limited liability in the Cayman Islands. In 2018, we underwent a series of corporate reorganizations for our initial public offering, including the incorporation of our company as the listing vehicle, incorporation of our oversea holding companies and issuance of shares to shareholders of Ebang Hongfa to reflect their respective shareholdings before the reorganization. We completed the reorganization in May 2018.

On June 26, 2020, our Class A ordinary shares commenced trading on the Nasdaq Global Select Market under the symbol “EBON.” We raised approximately US$91.7 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us from our initial public offering. From November 2020 to April 2021, we received net proceeds of an aggregate of approximately US$209 million through follow-on public offerings.

From August 2020 to February 2023, to expand our Fintech businesses globally, we established our subsidiaries in Canada, Australia, Singapore, Hong Kong, the Bahamas, New Zealand and Malaysia. As of the date of this annual report, we have been operating a cryptocurrency exchange platform and a cross-border payment and foreign exchange platform outside the PRC; received the MSB License in Canada; received registration approval as a digital currency exchange provider; acquired a company with an AFSL and received registration approval as an independent remittance dealer in Australia; received the MSO License, Type 4 and 9 licenses, TCSP license and registration approval as a Trust Company in Hong Kong; and received registration as a Digital Asset Business and a Firm Dealing in Securities as Agent or Principal, Arranging Deals, Managing Securities and Advising on Securities in the Bahamas.

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

B. Business Overview

As a global blockchain technology and Fintech company, we have strong ASIC chip design capability. With years of industry experience and expertise, we have become a global Bitcoin mining machine producer. Based on our deep understanding of the Fintech industry and compliance with laws and regulations in various jurisdictions, we have launched professional, convenient and innovative Fintech service platforms.

We strive to diversify our offerings and achieve a more stable financial performance by seeking cryptocurrency mining and farming businesses while further expanding into more Fintech businesses, and exploring future opportunities. As of the date of this annual report, we have also been operating a cryptocurrency exchange platform and a cross-border payment and foreign exchange platform.

We believe our extensive experience in the blockchain and Fintech industries positions us well in our future endeavors. We intend to continue to concentrate our efforts in our blockchain and Fintech related businesses in 2024, and will adjust, from time to time, our strategic plan based on market demand, including pursuing business opportunities outside of the blockchain and Fintech industries, including the sustainable energy industry.

Overseas Expansion

From August 2020 to February 2023, we established our wholly-owned subsidiaries in Canada, Australia, Singapore, Hong Kong, the Bahamas, New Zealand and Malaysia to apply for Fintech business related licenses and wholly-owned subsidiaries in the United States in accelerating the construction of compliant mining farms in North America. We carefully selected these countries and/or regions because of what we believe to be a Fintech-friendly regulatory environment. As of the date of this annual report, we have received the MSB License from the Financial Transactions and Reports Analysis Centre of Canada, which allows us to engage in foreign exchange dealing, money transferring and dealing in virtual currencies in Canada; received registration approval from AUSTRAC as a digital currency exchange provider, which allows us to provide cryptocurrency exchange services in Australia; acquired a company with an AFSL for engaging in financial services in Australia; received registration approval as an independent remittance dealer on the AUSTRAC Remittance Sector Register, which allows us to provide remittance services in Australia; received the TCSP license and registration approval as a Trust Company from the Company Registry in Hong Kong, which allows us to carry on a trust or company service business; received the MSO license from the Customs and Excise Department in Hong Kong, which allows us to operate money changing and remittance services; received the Type 4 and 9 licenses from the Securities and Futures Commission in Hong Kong, which allows us to carry on advising on securities and asset management service; and registered as a Digital Asset Business and a Firm Dealing in Securities as Agent or Principal, Arranging Deals, Managing Securities and Advising on Securities from the Securities Commission of the Bahamas, which allows us to carry on digital asset business activities and securities activities in and from the Commonwealth of the Bahamas. As of the date of this annual report, we have been operating a self-developed proprietary cryptocurrency exchange platform, Ebonex, and a self-developed proprietary cross-border payment and foreign exchange platform, EbonFX, targeting qualified investors subject to compliance with applicable laws in the jurisdictions in which EbonFX operates. We are also in the process of obtaining additional and/or relevant licenses and approvals for our subsidiaries in Singapore, Hong Kong, Australia, New Zealand and Malaysia. If and once obtained, the licenses will allow us to operate additional Fintech businesses in such countries and regions. Meanwhile, we are focused on application development, regulatory compliance and talent recruitment to ramp up execution of our new business plans for the expansion in these countries. We expect such ramp-up will support our future operations and our compliance with local rules and regulations. Our expenses to date to implement our new business plans, including establishing in Canada, Australia, Singapore, Hong Kong, the Bahamas, New Zealand, the United States and Malaysia, have been mainly on server rentals, application development, regulatory compliance, talent acquisition and offices rentals to set up blockchain and Fintech businesses in the abovementioned countries and regions. There is no guarantee that we will receive any additional required approvals and licenses for our proposed business in these jurisdictions in a timely manner or on commercially reasonable terms, or at all, or that we will commence the proposed business as planned, or at all. If our operations at these jurisdictions or our execution of business plan proves incorrect, we may incur additional expenses or losses.

Any restrictions imposed by a foreign government could force us to restructure operations, perhaps significantly, which could result in significant costs and inefficiencies that harm our profitability, or even cause us to cease operations in the applicable jurisdiction. Fintech is a recent technological innovation and the regulatory schemes to which Fintech businesses may be subject have not been fully explored or developed by foreign jurisdictions. Thus, Fintech faces an uncertain regulatory landscape in many foreign jurisdictions. Various foreign jurisdictions may from time to time adopt laws, regulations or directives that affect our Fintech businesses. Due in part to its international nature and the nascent stage of regulation, along with the limited experience with Fintech, and language barriers between international journalists, translators and regulators, information regarding the regulation of Fintech in various jurisdictions may be incomplete, inaccurate or unreliable. As both the regulatory landscape develops and journalistic familiarity with Fintech increases, mainstream media’s understanding of Fintech and the regulation thereof may improve. As we enter into the markets in Australia, Singapore, Hong Kong, the Bahamas, New Zealand, the United States and Malaysia, we expect to continue to monitor the local regulations regarding Fintech service platforms and retain local regulatory counsels. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Fintech and Blockchain Product Businesses—The current regulatory environment in foreign markets, and any adverse changes in those environments, could have material adverse impacts on our blockchain products business and our Fintech business,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Fintech and Blockchain Product Businesses—If we are unable to manage our growth or execute our strategies effectively, our business, results of operations and financial condition may be materially and adversely affected” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Fintech and Blockchain Product Businesses—We may not successfully develop, market or launch any future Fintech businesses or continue operating our existing Fintech businesses” for details of the associated risks.

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

For the cryptocurrency exchange business, our retail customers are able to access a world class trading platform with low trading fees, along with a safe environment that ensures their digital assets are held securely. On this basis, our institutional clients through our over-the-counter (“OTC”) desk are able to get personalized customer experience, as well as immediate settlement into fiat or cryptocurrency, along with class-leading trading spreads.

As for the cross-border payment and foreign exchange business, clients can access competitive foreign exchange rates, fees and services in the market through the EbonFX platform. Additionally, our dedicated service team, comprising foreign exchange (“FX”) market specialists and experienced professionals, offers tailored solutions to mitigate FX risks for our corporate customers and help protect their costs. Using the platform, our customers have the ability to access our cross-border payment services across multiple currencies. Some of the key benefits of using EbonFX for cross-border payment include its simplicity and intuitiveness, its 24/7 availability, access to competitive FX rates in real-time, access to support from professionals, as well as FX risk management for our corporate clients. Our approach to international payments is centered around providing our customers with reliable, convenient, and cost-effective ways to transact online. We strive to make international payments simple and easy for our customers, offering personalized service and tailored solutions to meet the unique needs of each customer. Our customers typically are charged high margins and fees by their banks for their foreign currency transactions, hence our value proposition is to provide a better, more cost-effective payment solution for businesses and individuals operating across borders.

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

Since the beginning of our ASIC designing business, we have successfully and independently completed the design of 14nm, 12nm, 10nm, 8nm, 7nm and 6nm ASIC chips. Our existing ASIC chips are targeted at solving Bitcoin’s cryptographic algorithms incorporating the latest technology. Since the launch of our first mining machine with 10nm ASIC chips in 2017, we have introduced mining machines with second generation 10nm ASIC chips in 2019 and mining machines with 8nm ASIC chips in 2020; and we have successfully and independently completed the design of 6nm ASIC chips and the design of a chip for simultaneous Litecoin and Dogecoin mining in 2021. We currently focus on developing our proprietary 5nm-optimized ASIC chips and optimized mining machines for non-Bitcoin cryptocurrencies such as Litecoin. We will continue to devote resources to new innovations applying blockchain technology and further determine the timeline for launching these products based on market demands and conditions.

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

Our Fintech businesses

Our Fintech businesses are primarily composed of cryptocurrency exchange and cross-border payment and foreign exchange.

Our Cryptocurrency Exchange Business

Currently in Australia, we have a self-developed cryptocurrency exchange platform operating under the name Ebonex, enabling users to buy, sell, or convert digital assets, which is targeted towards individual retail users and institutional customers. Ebonex is currently registered and enrolled as a digital currency exchange provider with the AUSTRAC to provide such services via the platform. We have integrated robust anti-money laundering and counter-terrorism financing (“AML/CTF”), KYC, Know Your Transaction (“KYT”) measures, and utilizes industry benchmark third-party asset custody services in Ebonex to ensure that user assets are secure and meets relevant regulatory and compliance requirements. Our aim is to establish global cryptocurrency exchange platforms, offering services compliant with the laws and regulations of each country and region in which we operate.

Our cryptocurrency exchange business is in the early stages of operation and has only had a short history. However, we believe that with our experience in the blockchain and Fintech industries, as well as continuous research and development, technology enhancements as well as the expansion of our marketing and operation activities, we will further enhance our position in the market and achieve revenue growth in the near future.

Our Cross-Border Payment and Foreign Exchange Business

In March 2022, we established our cross-border payment and foreign exchange business in Australia, aimed at small to medium business enterprises (“SMEs”) and high net-worth individual clients, through the acquisition of an established specialist cross-border payment company that has been in operations for over 10 years in Australia. The strategic acquisition provides immediate scale, capability, and expertise to facilitate our entry into the global financial markets. Together with our strong internal technological capabilities, we have successfully launched our self-developed proprietary cross-border payment and foreign exchange platform, EbonFX. The cross-border payment and foreign exchange business offers a comprehensive range of cost-effective payment and risk management solutions to businesses looking to manage their currency exposure and streamline their international payments, while satisfying relevant AML/CTF, KYC, and KYT regulatory requirements. Backed by our network of established partnerships with banks and regulated financial institutions globally, EbonFX is an ASIC licensed and AUSTRAC regulated business that enables its customers to transact safely and securely with confidence in multiple currencies and 180 countries across the world.

In essence, EbonFX provides customer-centric foreign exchange, risk management and cross-border payment services. Revenue is generated through spreads against market rates provided by our liquidity provider, as well as premiums derived from option contracts. Our range of solutions includes (but is not limited to) the following:

●	Spot Payments: A spot transaction is an FX transaction where the value date is two business days after the trade date, or T+2. The spot solution of the EbonFX platform allows our customers to exchange currencies for payments, or hold for future needs.

●

Ability to hold multiple foreign currencies: Our multi-currency balance capability enables our customers to hold and manage multiple currencies in a single account, making it easier for them to receive, send, and manage their global currency needs and reducing the need for multiple bank accounts.

●

Manage foreign currency risks: We help manage foreign exchange risks for our wholesale customers through a range of tailored hedging strategies (e.g., forwards and options) to help them manage their foreign currency exposures.

●	Forwards: Forward exchange contracts provide a way for our wholesale customers to lock in a rate for a period of up to twelve months, in order to hedge against future currency fluctuations. A foreign exchange forward contract is a derivative product where the value date is more than two business days after the trade date.

●	Options: EbonFX offers wholesale clients foreign exchange option contracts in foreign exchange. These options products are a type of derivatives product which gives the buyer of the contract the right (but not the obligation) to buy or sell a currency at a pre-agreed exchange rate on a predetermined date in the future.

Our Telecommunications Business

We entered the telecommunications business in 2010. Our communications network devices mainly focus on the access layer, which is the entry point for providing access to the telecommunications network for end users. Our products are broadly grouped under the following product lines, as well as related parts and accessories:

●	Fiber-Optic Communication Access Devices. Our fiber-optic communication access devices are mainly used in telecommunication rooms and data center rooms. We collaborate with operators to provide professional and reliable fiber-optic private network communication services to enterprise clients and data center customers to meet the growing demand for high-density fiber optic interconnection communication networks in urban areas. The main products we offer under our fiber-optic communication access devices product line include multiprotocol label switching (MPLS) fiber-optic access network devices, multi-service access platform (“MSAP”) integrated business access devices and wavelength-division multiplexing (WDM/DCI) fiber-optic devices.

●	Enterprise Convergent Communication Terminals. Our enterprise convergent communication products are mainly used on the enterprise client-side. We collaborate with operators to provide one-stop fiber optic broadband access services to enterprise clients to meet the growing demand of enterprises for internet access and cloud-based office needs. The main products that we offer under our enterprise convergent terminal product line include gigabit passive optical network (GPON), Fiber to the Room (FTTR), passive optical network converged gateway, enterprise cloud gateway devices, Industrial Internet of Things (IoT) access devices and business enterprise smart wireless access devices.

Our Customers

Blockchain Products Business

Our customer base for sales of our Ebit mining machines comprises both enterprises and individual buyers. We generally do not enter into long term agreements with our mining machine customers. Sales are typically made on one-off sales contract or purchase order bases. Generally, we either require prepayment in full or offer alternate payment plans for customers to prepay a certain percentage with the remainder to be settled after delivery of the products, and we have extended credit sales to certain customers since 2018. Substantially all of the customers of our mining machine hosting services before we halted such services in the PRC were customers who have purchased our mining machines.

Cryptocurrency Exchange Business

Our target customers mainly trade with us digitally on the platform, as well as through our OTC execution and treasury services with the assistance of our experienced digital assets experts. Users can rely on a secure and easy-to-use platform, allowing seamless deposits and withdrawals from either fiat or cryptocurrency wallets, and a robust trading experience on Ebonex.

We are committed to building a world-leading comprehensive digital asset service platform to meet the asset service needs of cryptocurrency asset users worldwide while complying with relevant laws and regulations. We invest in the growth of financial products and related technology, and conduct thorough research to identify market opportunities and offer bespoke solutions to clients.

Cross-Border Payment and Foreign Exchange Business

Tapping into the existing client base of our acquired Australian cross-border payment and foreign exchange business and aiming to expand beyond the existing client pool, we are mainly targeting retailers, wholesalers, small businesses, importers and exporters. Most importers and exporters are aware of the effects that fluctuations in exchange rates can have on the profitability of their businesses. Currency movements are also important to individuals such as expatriates and high net worth individuals, and those looking to make international investments. With our global business network, we are continuously looking to serve customers in Australia and beyond. Our strategy is to retain and nurture the existing client base, while at the same time aiming to acquire new customers in the SME segment in a variety of industries including (but not limited to) retailers, wholesalers, manufacturers as well as importers and exporters, which have a business requirement for cross-border payment and foreign exchange services. In addition, we also provide our services to high net-worth individuals that have demands for overseas payments and income.

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

Research and Development

We have historically and continue to place strong emphasis on research and development. We consider research and development capability as a crucial factor to our success and our ability to develop innovative and competitive products to meet the technological requirements of customers. As of December 31, 2023, our research and development team comprised of 130 employees, or approximately 42.9% of our total number of employees. Our research and development expenses were US$7.4 million in 2023.

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

Our organization demonstrates strong research and development capabilities in the Fintech sector, with a focus on cryptocurrency and cross-border payment. Our highly skilled research and development team excels in monitoring and assessing user needs, market trends, and industry advancements, guiding the direction of our projects and product roadmaps while identifying growth opportunities and potential challenges in the rapidly evolving Fintech landscape. Furthermore, our expert team of market analysts in the cross-border payment domain employs a comprehensive research approach, merging valuable market intelligence with thorough analysis, ensuring our clients have access to first-rate information and well-informed investment decisions.

Production

Our Fabless Model

We do not directly manufacture ICs used for our products. Instead, we utilize what is known as a fabless model, whereby we conduct front-end and back-end designs of our IC chips, which are then manufactured, packaged and tested by world-class wafer foundry and OSAT partners with whom we engage. Under the fabless model, we are able to leverage the expertise of industry leaders that are certified by the ISO in such areas as fabrication, assembly, quality control and assurance, reliability and testing. In addition, the fabless model allows us to avoid many of the significant costs and risks associated with owning and operating various fabrication and packaging and testing facilities. Our fabrication partner is responsible for procurement of the majority of the raw materials used in the production of our ICs. As a result, we can focus our resources on research and development, product design and additional quality assurances.

Wafer Fabrication

We primarily work with an IC fabrication partner to ascertain its production resources that can be allocated to us before we place an order according to our business need. After we place our orders, and once they are accepted, we are required to prepay in full in order to secure production capacity. Subject to sufficient production capacity, wafers are delivered in approximately four months from the time we place our order; however, actual delivery time that is subject to the different ASIC chips used in such IC fabrication.

We principally purchased wafers for our ASIC chips from Samsung, and also began to work with TSMC in 2017 on the development of a new ASIC chip. Further, we have established a relationship and are in discussions with two other major wafer foundries in order to diversify our supplier sources and to gain access to additional capacity for future ASIC chips. We will seek to procure wafers from either or both of these two wafer foundries in the event that our current suppliers are unable to accept or fulfil our purchase orders or otherwise continue supply us with wafers. While we continue to seek opportunities to improve our supply chain, we face concentration risks, as we currently depend on two suppliers for our wafers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Fintech and Blockchain Product Businesses—we rely on a limited number of third parties to fabricate our ASIC chips, which are the core technology used in our mining machines.”

Packaging and Testing

After the wafers are manufactured, they are shipped to an OSAT company for packaging into IC chips, which are then tested to ensure the required quality assurance procedures are all met. Properly tested IC chips are then delivered to our production facilities for mounting and assembly.

We procure IC packaging and testing services from leading OSAT companies, including STATS ChipPAC. In 2018, in order to keep up with our increasing production demand, we began working with Powertech Technology Inc. (“PTI”). STATS ChipPAC is controlled by Jiangsu Changjiang Electronics Technology Co., Ltd. and its various subsidiaries, which along with PTI are among the largest OSAT companies in the world.

Assembly Plant

We have in-house capabilities to produce our blockchain and telecommunications products at our production facilities. These include PCB assembly to create the mounted circuit boards once the IC chips have been manufactured, and general assembly to integrate the circuit boards with other components and parts for assembling the final products.

We procure certain raw materials, components and parts, such as electronic components, metal cases, cables, antennae and packaging materials, which are used by us for the assembly of PCBs and our final products. We typically maintain three or four different suppliers for most of our raw materials, components and parts. We generally place purchase orders with our suppliers based on our estimated purchase orders and production schedule. The lead time for procurement was generally one to four months prior to the global outbreak of COVID-19; however, since such pandemic, we have experienced raw material shortages and shipment delays from our suppliers. We are typically required to pay our suppliers before or upon delivery of the raw materials, components and parts. We closely monitor the quality of all raw materials provided by our suppliers to ensure that all raw materials comply with the stringent requirements of our customers. For more information, see “Item 4. Information on the Company—B. Business Overview—Quality Control.”

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

Production Facilities

We operate one production facility in Hangzhou, Zhejiang, which houses three surface mount technology (“SMT”) production lines and three general assembly lines as of December 31, 2023.

SMT production lines are responsible for PCB assembly, which is a key process for both our mining machine and telecommunications products. The maximum output volume of our in-house production facilities is largely dictated by the production capacity of our SMT production lines in Hangzhou. The average utilization rate of our SMT production lines was 34.7%, 26.5% and 9.1% for 2021, 2022 and 2023, respectively.

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

Competition

Our company operates in multiple vertical business areas, including ICs, mining machine production, and Fintech, which encompasses both cryptocurrency and cross-border payment sectors. The competitive landscape in each of these verticals is characterized by various challenges and opportunities.

In the vertical IC field, we face competition from both more mature companies and new entrants. Some of these competitors may possess advantages such as stronger brand recognition, greater access to capital, longer industry tenure, more established relationships with suppliers or customers, and more extensive resources. Our competitive strategy in this domain focuses on continuous innovation, cutting-edge technology, and high-quality products.

In the vertical field of mining machine production, we primarily compete with other leading manufacturers, as well as any potential new entrants capable of overcoming the significant barriers to entry, particularly in technology and access to wafer foundry capacity. Our approach to competition in this sector emphasizes on technology and service quality, ensuring our products remain at the forefront of the market.

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

As of the date of this annual report, we have registered 67 patents, 10 IC layout designs and 68 software copyrights, with an additional 42 patent applications in the PRC and overseas pending.

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

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Fintech and Blockchain Product Business—Our intellectual property rights are valuable, and any inability to protect them could adversely impact our business, operating results, and financial condition” and “Item 3. Key Information—D. Risk Factors—Risks Relating to General Risks—Third parties have claimed and may, from time to time, assert or claim that we infringed their intellectual property rights and any failure to protect our intellectual property rights could have a material adverse impact on our business.”

Insurance

Besides the PRC government-mandated social insurance and housing provident fund schemes and motor vehicle insurance, in Singapore, we maintain insurance to cover public liability (including all risk on content and others) and group insurance to cover employees’ benefits (including term life, personal accident, hospitalization, outpatient dental and clinical charges); in Australia, we maintain professional indemnity insurance, products liability insurance, public liability insurance and directors and officers liability insurance. Subject to the foregoing paragraph, we do not carry any business interruption insurance in relation to our operations.

We are also committed to ensuring that we comply with legally mandated insurances in the jurisdictions in which we operate. We believe that our insurance coverage is adequate and is in line with industry practice.

Environmental Matters

We have received GB/T 24001-2016/ISO 14001:2015 environmental management system certification, which is valid until September 11, 2024 and subject to renewal. Due to the nature of our business, our operational activities do not directly generate industrial pollutants, and we did not incur significant cost for compliance with applicable environmental protection laws and regulations in 2021, 2022 and 2023.

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

On November 19, 2019, we filed a civil action in the High Court of the Hong Kong Special Administrative Region, Court of First Instance against a then-major supplier, alleging breach of contract for delivering defective products and seeking damages in the sum of approximately US$25 million plus interest and costs. As of the date of this annual report, the case is still under review by the court.

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

Purchase and running of computing hardware by PRC citizens or organizations for the purpose of Bitcoin mining in China do not violate any PRC laws and regulations currently in effect. PRC citizens and organizations are not prohibited from engaging in Bitcoin mining activities in China. Design, production, sale (including both wholesale and retail) of computing hardware used for Bitcoin mining, including blockchain processing units (“BPUs”), in China, or sale (including both wholesale and retail) or export of such computing hardware from China, do not violate any provisions of any PRC laws and regulations currently in effect, provided that such activities shall comply with the general regulatory rules in relation to the administration of industry and commerce registration, taxation, fire control and environmental protection and the relevant policies and requirements imposed by any PRC governmental authorities.

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

On June 18, 2021, according to the public media report -– Sichuan Provincial Development and Reform Commission and Sichuan Energy Bureau issued a notice on the shutdown of cryptocurrency mining projects with the deadline of June 25, 2021. On September 3, 2021, the newly issued Notification of Overhauling the Mining Activity of Cryptocurrency (or the Notification No. 1283) banned all new cryptocurrency operations in China and set forth penalties on a going forward basis for all of the PRC.

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

Laws and Regulations Relating to Industry Qualifications

Pursuant to the Telecommunications Regulations of the PRC issued on September 25, 2000 and last amended on February 6, 2016 and the Administrative Measures for the Network Access of Telecommunications Equipment issued on May 10, 2001 and last amended on January 18, 2024, the State implements a network access system that covers telecommunications terminal equipment, wireless communications equipment and network interconnection equipment connected to public telecommunications networks. A network access license issued by the MIIT shall be obtained for telecommunications equipment implementing network access. Without a network access license, such equipment is not allowed to be connected to a public telecommunications network for use nor to be sold domestically.

Pursuant to the Regulations on Administration of Mandatory Product Certification issued on July 3, 2009 and last amended on September 29, 2022, producers, sellers or importers of products included in the product catalog shall entrust a certification agency designated by the CNCA to certify the products produced, sold or imported thereby.

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

Laws and Regulations Relating to Other Business Areas

Trade

Pursuant to the Foreign Trade Law of the PRC, issued on May 12, 1994, last amended on and effective December 30, 2022, foreign trade operators engaged in import or export of goods or technologies shall file records with the foreign trade department of the State Council or its authorized agencies, unless otherwise stipulated by the laws, administrative regulations or the foreign trade department of the State Council. Specific measures for record filing shall be stipulated by the foreign trade department of the State Council. PRC Customs shall not process import and export declaration and clearance formalities for foreign trade operators who have not filed records in accordance with the provisions.

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

Pursuant to the Notice by the State Administration of Foreign Exchange of Further Deepening Reform and Promoting Cross-border Trade and Investment Facilitation promulgated on and effective December 4, 2023, the capital funds and foreign exchange receipts under the account of foreign debts of a non-financial enterprise and RMB funds obtained from foreign exchange settlement thereof shall be used under the principles of veracity and self-use, and shall not be directly or indirectly used for expenditures prohibited by any law or regulation of the state; unless otherwise expressly prescribed, shall not be directly or indirectly used for investment in securities or other wealth management investment (except for wealth management products with risk ratings of not higher than Grade II and structured deposits); shall not be used for granting loans to non-affiliated enterprises (except that it is explicitly permitted in the business scope or in four regions, namely Lin-gang Special Area of the China (Shanghai) Pilot Free Trade Zone, Guangzhou Nansha New Area of the China (Guangdong) Pilot Free Trade Zone, Yangpu Economic Development Zone of the China (Hainan) Pilot Free Trade Zone, and Beilun District of Ningbo City, Zhejiang Province); and shall not be used to purchase residential properties that are not for self-use (except for enterprises engaged in real estate development or lease).

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

Patents

Pursuant to the Patent Law of the PRC promulgated on March 12, 1984, last amended on November 17, 2020 and effective June 1, 2021, and the Rules for the Implementation of the Patent Law of the PRC amended on January 9, 2010 and effective February 1, 2010, after the grant of the patent right for inventions and utility models, except otherwise regulated under the Patent Law, no entity or individual may, without the authorization of the patent owner, exploit such patent, that is to manufacture, use, offer to sell, sell or import the patented product, or use the patented process, and use, offer to sell, sell or import products directly obtained from such patented process, for production or business purposes. After the patent right is granted for a design, no unit or individual shall, without the authorization of the patent owner, exploit such patent, that is to manufacture, offer to sell, sell, or import any product containing such patented design for production or business purposes. Where infringement has been established, the infringer shall, in accordance with the relevant regulations, be ordered to cease the infringement activities, take corrective actions, and compensate for losses.

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

Regulatory Overview of Australia

We are engaged in cryptocurrencies, remittance, and foreign exchange operations in Australia. The corporate entities engaged in these operations were established and are registered in Australia and have adopted measures to ensure compliance with their regulatory obligations.

Existing regulatory framework on foreign exchange and crypto assets

While the regulation of foreign exchange and remittance businesses is well-established in Australia, this is still a developing area for cryptocurrency. Nevertheless, cryptocurrencies, digital currencies (crypto assets), and cryptocurrency exchanges are legal in Australia.

Financial products and services offered in Australia are generally regulated via the placing of obligations on sellers and distributors of financial products. The Australian Securities and Investments Commission (ASIC) and the Australian Transaction Reports and Analysis Centre (AUSTRAC) oversee different aspects of the foreign exchange, remittance and crypto assets ecosystem of Australia. Currently, there is no clear and comprehensive policy that directly regulates crypto assets or Crypto Asset Secondary Service Providers (CASSP) in Australia.

The existing regulatory framework for crypto assets is comprised of several aspects of Australian laws, including the Corporations Act 2001 (Corporations Act), Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (AML/CTF Act), and the Competition and Consumer Act 2010.

Crypto assets that are a financial product or designated service, are within the scope of the Corporations Act. Crypto assets that are not financial products are considered consumer products subject to the Australian Consumer Law administered by the Australian Competition and Consumer Commission (ACCC).

Government bodies and laws on foreign exchange and crypto assets and exchanges

ASIC and AUSTRAC are the two (2) primary regulators of foreign exchange contracts, remittance activities, and crypto assets and exchanges.

ASIC and the Corporations Act and the ASIC Act

ASIC is the government regulator for, among other things, corporations, financial markets, and the financial services industry of Australia, and administers the Corporations Act and the Australian Securities and Investments Commission Act 2001 (ASIC Act) as they relate to the industries it supervises. ASIC requires providers to hold an Australian Financial Services License (AFSL) before engaging in financial services (in relation to financial products) in Australia.

We hold an AFSL that authorizes us to deal in and provide general financial product advice in relation to products including foreign exchange contracts (e.g. FX Forward and Options Contracts), and non-cash payment products (NCP).

While there have been no recent changes to the laws governing foreign exchange contracts, NCP products have received some attention in relation to crypto assets. An NCP is described as an arrangement through which a party makes payments, or causes payments to be made, other than by the physical delivery of Australian or foreign currency. Examples include stored value cards, electronic cash and direct debit services.

An intermediary that arranges for the issue of an NCP facility may need to hold an AFS Licence or be an authorized representative of an AFS licensee. However, whether or not a transaction involving a crypto asset is an NCP facility depends on the rights and obligations associated with the asset.

According to ASIC’s Information Sheet (INFO 225), if the asset provides the holder with a right to use the asset to make a payment, it is likely to be an NCP facility. An arrangement is also likely to be an NCP if, for example, a person offers an arrangement where payments can be made using a crypto asset but fiat currency is sent to recipients.

Australian Financial Services License (AFSL)

As an AFS Licensee engaged in financial services in Australia, in particular, advising and dealing in foreign exchange contracts and NCP products, we are subject to general obligations under the Corporations Act, including providing financial services efficiently, honestly and fairly; having in place adequate arrangements for the management of conflicts of interest; complying with our license conditions and financial services laws; having adequate human, financial and technological resources; maintaining a dispute resolution system for retail clients; and ensuring that our representatives are adequately trained and competent. Additionally, we must have adequate risk management systems in place. ASIC requires all AFS Licensees to have their compliance arrangements in relation to these obligations audited on an annual basis.

ASIC initiatives concerning crypto assets

The Australian government has publicly stated that it is committed to ensuring consumers can buy, sell, and store crypto assets using Australian CASSP.

Based on INFO 225, Australian laws apply where the crypto asset is promoted or sold in Australia, including from offshore. As such, the use of offshore or decentralized structures does not obviate the application of Australian laws, and encourages entities to design their products and services in a way that complies with the spirit of the laws in place to safeguard consumers and the integrity of financial markets in Australia.

Furthermore, INFO 225 provides that it is incumbent on issuers to determine whether their crypto asset issuance falls within the definition of a ‘financial product’ under the Corporations Act and therefore requires the holding of an AFS Licence or other ASIC authorization to be obtained. Failure to do so may trigger legal action from ASIC against those issuers without a required AFSL or authorization.

Currently, whether a crypto asset is considered a financial product depends on its use, which is principally defined in section 763A of the Corporations Act. Broadly, a financial product is a facility through which a person makes a financial investment, manages a financial risk, or makes non-cash payments.

With regards to the ASIC Act, it prohibits engagement in misleading or deceptive conduct in the course of operating a crypto asset business whether a financial product is involved or not.

AUSTRAC and the AML/CTF Act

AUSTRAC is the Australian Government agency that performs a dual role as Australia’s AML/CTF regulator and financial intelligence unit. AUSTRAC is responsible for preventing, detecting, and responding to criminal abuse of the financial system to protect the Australian community from serious and organized crime. AUSTRAC also regulates certain business activities in the financial, bullion, gambling, remittance and digital currency exchange service sectors. These business activities are called designated services and have been identified because they pose a risk for money laundering and terrorism financing.

Presently, Australia’s cryptocurrency regulations under the AML/CTF Act, and AML/CTF Rules require digital currency exchanges (DCE) to register with AUSTRAC. The regulations require entities acting as exchanges, or providing registrable exchange type services, to identify and verify their users, maintain records, and comply with government AML/CTF reporting obligations.

Two of our business entities in Australia have been registered as Digital Currency Exchange Providers with AUSTRAC and comply with the regulatory obligations imposed by AUSTRAC under the AML/CTF Act, including having an AML/CTF Program; identifying the types of money laundering and terrorist financing risks that may be faced by the business and the consequences of non-compliance; reporting on suspicious matters; and keeping records for the prescribed period.

Recent Australian Government regulatory objectives for crypto assets

The Australian Government is committed to ensuring that consumers can engage (buy, sell, and store) crypto assets using Australian CASSP with confidence and has announced that it intends to regulate the digital asset market by imposing a licensing (marketing and financial services) regime. In February 2023, the Department of the Treasury (the “Treasury”) released its “Token Mapping Consultation Paper” (Consultation Paper). The Consultation Paper invited feedback from the industry on how to address matters such as the existing gaps in regulatory framework and to inform future licensing and policy decisions in the cryptocurrency sector. Following the Token Mapping exercise, on October 16, 2023, the Treasury released its proposal paper “Regulating Digital Asset Platforms” (the “Paper”), inviting industry feedback on proposed regulation of DCE providers under the AFSL regime.

As articulated by the Australian Government, the proposed licensing regime is designed to provide a framework for minimum standards of conduct, including for custody of private keys and the suitability of key persons to be operating CASSP businesses (through fit and proper person tests). There is a focus on “financialisation” of tokens which would not be financial products under the Corporations Act by introducing a new type of financial product called a “digital asset facility.”

A digital asset facility will be any facility that involves an entity holding customer digital assets, and/or multi-function platforms that hold digital assets for customers and allow customers to transact in platform entitlements. An “entitlement” means any kind of right, benefit or claim flowing from any kind of contract, understanding, scheme or convention. The Paper also proposes additional obligations to those held by traditional AFS Licensees. These additional obligations are related to licensee conduct, and impose minimum standards related to custody and asset holding, facility contracts, and customer disclosure requirements.

These changes will provide regulatory clarity and give confidence to both consumers and businesses. The Paper anticipates exposure draft legislation will be released in 2024.

The Australian Competition and Consumer Commission (ACCC)

The ACCC is an independent Commonwealth statutory authority whose role is to enforce the Competition and Consumer Act 2010. The ACCC provides guidance to consumers about buying and sending fiat and crypto currencies and can intervene in cases involving misleading and deceptive conduct.

The Australian Taxation Office and taxation laws on crypto assets

While the Australian Taxation Office (ATO) has provided some guidance on the income tax treatment of crypto assets and has adopted some legislative reform with regards to Goods and Services Tax, this has been limited to crypto assets ownership in Australia.

The lack of comprehensive binding guidance from the ATO is in part due to crypto assets encompassing a broad range of tokens and other “things” with different rights, entitlement and obligations. As such, without a specific crypto regime, it is challenging for the ATO to administer the law in a consistent and sensible way.

Board of Taxation review

In March 2022, the Board of Taxation (the “Board”) commenced a review into the appropriate policy framework for the taxation of digital transactions and digital assets, including cryptocurrency and non-fungible tokens (NFTs). The Board was required to report back to the Government by December 31, 2022 in accordance with the Consultation Guide. However, according to the latest announcement by the Board on its official website, the Board was asked to report back to the Government by February 29, 2024. While the outcome of the final report is yet to be released to the public, the review’s terms of reference require the Board to, among other matters, consider whether or not any changes to Australia’s taxation laws and/or their administration are warranted in the context of digital assets and transactions for both for retail and wholesale investors.

The review signals an increasing desire for Australia to be at the forefront of technology and innovation. In the meantime, the industry is expected to have recourse to the guidelines provided by the ATO and accounting standard setting bodies respectively, for the appropriate tax and accounting processes for these digital assets.

The Australian Sanctions Office (ASO)

The following is a brief summary of the sanctions regime imposed by the Australian Government. This summary does not intend to set out the laws and regulations relating to Australia’s sanctions regime in their entirety.

ASO is the Australian Government’s sanctions regulator which operates under Australia’s Department of Foreign Affairs and Trade (DFAT). ASO is tasked with, among other things, providing guidance on Australian sanctions laws, and works with other government agencies to monitor compliance with sanctions legislation. Australia adopts both the United Nations Security Council (UNSC) sanctions regimes and the Australian autonomous sanctions regimes as a matter of international law as well as a matter of Australian foreign policy. Penalties for breaching sanctions laws include up to 10 years imprisonment and substantial fines.

Australia extended its autonomous sanctions in relation to Russia in 2022 and 2023. These sanctions measures are aimed at restrictions on exports and commercial activities, including providing and dealing with assets of designated persons or entities, and restrictions on certain imports including arms material, energy products such as oil, and certain luxury goods; and travel bans on designated persons etc. Sanctions Permits may be issued however, subject to certain criteria.

Regulatory Overview of United States

The following sets forth a description of certain laws, regulations and government policies relating to cryptocurrencies and cryptocurrency mining in the United States, which we consider a key market for our overseas business.

We are not aware of any law that currently makes it per se illegal for a natural person or entity simply to possess, sell, or trade Bitcoin on its own behalf in connection with lawful transactions in the United States, provided that any transaction complies generally with applicable law. We are also not aware of any United States federal law that currently prohibits any legal entity or natural person from importing BPUs into the United States or manufacturing or selling BPUs within the United States. Nonetheless, in the United States, both the federal government and individual states have regulations in place that govern the offer, sale, and transmission of various types of cryptocurrency, including but not limited to Bitcoin, and the legal status of Bitcoin and other cryptocurrencies and digital assets continues to evolve. Nevertheless, the United States currently hosts a complex and rapidly evolving regulatory environment and we are subject to a wide range of laws and regulations enacted by U.S. federal, state and local governments, governmental agencies and regulatory authorities, including the Commodity Futures Trading Commission, the SEC, the Federal Trade Commission(the “FTC”), and FinCEN. Other regulatory bodies, governmental or semi-governmental, have shown an interest in regulating or investigating companies engaged in the blockchain or cryptocurrency businesses.

The CFTC has taken the position that cryptocurrencies, such as Bitcoin, are “commodities” covered by the Commodity Exchange Act and subject to regulation by the CFTC. In March 2018, a United States federal court affirmed the CFTC’s authority to regulate cryptocurrencies. This means that the CFTC has jurisdiction over any futures, options or derivatives contracts involving cryptocurrencies as well as any fraud or manipulation involving cryptocurrencies in the spot market. Our products are not intended to be used either for any futures, options or derivatives trading or to enable fraud or manipulation. However, to the extent that any mining activity using our products were to be deemed a form of fraud or manipulation, or our products were otherwise used for fraud or manipulation, we could potentially be subject to regulatory or private actions related to those uses.

In addition, while the SEC has taken the position that Bitcoin, Ether, and certain cryptocurrencies subject to significant operational restrictions are not “securities” regulated by the federal securities laws, it is likely that the SEC would view almost all other cryptocurrencies (other than Bitcoin and Ether) that can be mined to be “securities,” based on their status as “investment contracts” under the guidance provided by the SEC “Framework for ‘Investment Contract’ Analysis of Digital Assets,” and the application of the test under SEC v. W. J. Howey Co., 328 U.S. 293 (1946) (the “Howey test”) to cryptocurrencies. It is similarly likely that these other cryptocurrencies will be treated as securities under the laws of the individual states. By way of illustration, the SEC, U.S. state securities regulators and several foreign governments have issued warnings and instituted legal proceedings in which they argue that certain digital assets may be classified as securities and that both those digital assets and any related initial coin offerings or other primary and secondary market transactions are subject to securities regulations. As recent examples, in June 2023, the SEC brought charges against Binance and Coinbase, and in November 2023, the SEC brought charges against Kraken, alleging that they operated unregistered securities exchanges, brokerages and clearing agencies. In its complaints, the SEC asserted that several digital assets are securities under the federal securities laws.

The status of most currently-existing cryptocurrencies and other digital assets as securities could impose significant restrictions on us or our customers with operations that are located in the United States or involve United States residents. Typically, offerings and distributions of securities in the United States are required to register with the SEC under the Securities Act and, in compliance with state law, with applicable state regulators. If the offering of a cryptocurrency or digital asset that can be mined using our products is deemed a security, miners may be required to cease mining that cryptocurrency or digital asset, which would negatively affect our business. In addition, if the Company were viewed as facilitating an illegal distribution of a cryptocurrency or digital asset, the Company could have liability associated with its product sales. Further, even if a cryptocurrency or digital asset that is considered to be a security is legally distributed under the U.S. federal and state securities laws, the miners of that cryptocurrency or digital asset could be viewed as statutory underwriters or as “brokers” subject to regulation under the Exchange Act because they are effecting transactions in those securities for a fee (i.e., mining rewards). This outcome would again potentially reduce the viability of our product sales and could also result in the Company incurring liability. Any of these developments could limit the future development of our business. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Fintech and Blockchain Product Businesses— The current regulatory environment in foreign markets, and any adverse changes in those environments, could have material adverse impacts on our blockchain products business and our Fintech business.”

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

Even considering the foregoing, regulations may substantially change in the future and it is presently not possible to know how regulations will apply to our businesses, or when they will be effective. As the regulatory and legal environment evolves, we may become subject to new laws and further regulation by the SEC and other agencies, which may affect our mining and other activities. For instance, various bills have been proposed in the U.S. Congress related to our business, which may be adopted and have an impact on us. Additionally, governmental agencies and regulatory authorities, such as the SEC, the CFTC, the FTC and the FinCEN may also enact regulations related to our business, which may have an impact on us. For example, the U.S. Department of the Treasury is expected to announce regulations pursuant to the Infrastructure Investment and Jobs Act passed in November 2021, which requires digital-asset brokers to turn over information on their clients’ transactions to the U.S. Internal Revenue Service. For example, if the Treasury Department were to classify Bitcoin miners as brokers for purposes of these rules, or impose an excise tax on electricity usage by digital asset miners, as described in General Explanations of the Administration’s Fiscal Year 2024 Revenue Proposals released by the Department of the Treasury on March 9, 2023, those actions would have an adverse impact on our business. In August 2023, the IRS and Treasury Department promulgated proposed regulations that clarify and adjust the rules regarding the tax reporting of information by brokers to confirm that brokers for digital assets are subject to the same information reporting rules as brokers for securities and other financial instruments; provided, however, that if they do not perform other services apart from their validation activities, miners and validators would not be classified as brokers. Nevertheless, the proposed regulations remain subject to a comment period, and it is not clear when final regulations will be issued. The continued evolution of federal, state and foreign government policies and regulations will continue to impact the viability and success of digital asset markets, broadly, and Bitcoin, specifically.

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

Export Control Regulations

The purpose of the export control regulations is to control exports and re-exports for purposes of national security, foreign policy, short supply, reduction of nuclear proliferation, limitation of chemical or biological warfare, antiterrorism, crime control, enforcement of economic embargoes, compliance with United Nations resolutions and other purposes. These laws apply to both the export of tangible products as well as the export of technology, technical data, software, trade secrets and similar types of information. These programs are administered by various U.S. agencies. Sanctions for violations of these regulations include civil and criminal penalties - criminal sanctions are often imposed on both corporate defendants and officers, directors and employees of the corporation in their personal capacities.

Export Administration Regulations

In the United States, the principal program for the federal regulation of exports is under the U.S. Export Administration Regulations (the “EAR”). The EAR controls the export and re-export of U.S.-origin products and technologies from the United States. The EAR prohibits the export of certain goods, software and technologies identified therein to specific foreign countries or require exporters to obtain export licenses for the export of such items. The EAR incorporate the Commerce Control List, a list of approximately 3,000 items, which are subject to export restrictions. Items on the Commerce Control List are prohibited from export to certain destinations unless an export license is issued by the U.S. Department of Commerce. Items on the Commerce Control List include products, software and technology. Examples of products that are subject to export licensing include electronic navigation control systems, computer aided design devices (CAD-CAM), high performance computers, network components (routers, hubs, servers), computerized telecommunications switches and high performance composite materials. The EAR also control the “re-export” of products manufactured in foreign countries which incorporate more than a de minimis amount of U.S. content or which are based on certain U.S. -origin technologies. Finally, the EAR also prohibit the export of any item that will be used in any prohibited end-use.

C. Organizational structure

We are an exempted company incorporated pursuant to the laws of Cayman Islands. We operate and own our assets directly and indirectly through a number of subsidiaries.

Ebang International is a holding company incorporated in Cayman Islands which does not have substantive operations. We conduct our businesses through our subsidiaries. Our principal subsidiaries consist of the following entities (in chronological order based on their dates of incorporation):

●	Zhejiang Ebang, our majority-owned subsidiary and an onshore holding company established in the PRC on January 21, 2010, principally for holding our businesses in the design, manufacture and sale of telecommunications and blockchain processing equipment;

●	Ebang IT, our majority-owned subsidiary and an operating entity established in the PRC on August 11, 2010, principally for the design, manufacture and sale of telecommunications and blockchain processing equipment;

●	Hangzhou Dewang, our majority-owned subsidiary and an operating entity established in the PRC on December 31, 2015, principally for the design and manufacture of blockchain chips;

●	HK Ebang Communications, formerly known as Hong Kong Bite Co., Ltd., our wholly-owned subsidiary and an operating entity established in Hong Kong on February 12, 2016, principally for the trading of blockchain chips;

●	Ebonex Australia, our wholly-owned subsidiary and an operating entity established in Australia on April 22, 2021, principally for operating the cryptocurrency exchange platform Ebonex; and

●	Compass Global, which became our wholly-owned subsidiary in Australia through acquisition on March 21, 2022, principally for the cross-border payment and foreign exchange business.

The chart below summarizes our corporate structure and identifies the principal subsidiaries described above as of the date of this annual report:

(1)	The remaining 48.95% equity interests are owned by Huzhou Meiman Investment Management LLP, an unaffiliated third party.

(2)	On December 16, 2020, an affiliate controlled by Dong Hu, our chairman of the board of directors, chief executive officer and chief financial officer, acquired 0.0036% of the equity interests in Zhejiang Ebang.

(3)	On November 22, 2023, an affiliate controlled by Mr. Hu, our chairman of the board of directors, chief executive officer and chief financial officer, acquired 0.0036% of the equity interests in Hangzhou Ebang Shengye.

(4)	There is another Hong Kong entity within the group of subsidiaries listed above named Ebang Trust Limited (“Ebang Trust”), whose ultimate parent is Ebang International.

D. Property, plants and equipment

We currently occupy properties in certain locations in China, including (1) research and development bases in Shanghai, Suzhou and Wuhan, (2) one production facility in Hangzhou and (3) sales offices in Hangzhou, Shijiazhuang, Changsha, Guangzhou, Taizhou, Beijing and Shenyang. We also currently occupy properties in other locations outside of China primarily in Singapore, Hong Kong, Australia, the Bahamas and Malaysia to operate and expand the Fintech businesses.

In addition, we had constructed our new headquarters in Linping District, Hangzhou which comprise expanded production, research and development and office space, among other uses, in order to support our business growth. For more information on our expansion plan and the related properties, see “—Owned Properties.”

Leased Properties

The total gross floor area (“GFA”) of our leased properties is approximately 9,263 square meters (“sq.m.”), out of which, approximately 1,522 sq.m. are leased outside of China primarily in Singapore, Hong Kong, Australia, the Bahamas and Malaysia. These leased properties are used for research and development, sales and other offices. Our lease agreements mainly have a term of one to four years.

Owned Properties

As of December 31, 2023, we owned properties in two locations in China with a total GFA of approximately 66,091.36 sq.m. The following table sets forth the GFA of all properties owned by us:

Location	Approximate GFA
(sq.m.)

Wuhan, Hubei (research and development center)	390.68
Hangzhou, Zhejiang (Linping District)	65,700.68
Total	66,091.36

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

A. Operating results

Overview

As a global blockchain technology and Fintech company, we have strong ASIC chip design capability. With years of industry experience and expertise, we have become a global Bitcoin mining machine producer. Based on our deep understanding of the Fintech industry and compliance with laws and regulations in various jurisdictions, we have launched professional, convenient and innovative Fintech service platforms.

We strive to diversify our offerings and achieve a more stable financial performance by seeking cryptocurrency mining and farming businesses while further expanding into more Fintech businesses, and exploring future opportunities. As of the date of this annual report, we have been operating a cryptocurrency exchange platform and a cross-border payment and foreign exchange platform.

We believe our extensive experience in the blockchain and Fintech industries positions us well in our future endeavors. We intend to continue to concentrate our efforts in our blockchain and Fintech related businesses in 2024, and will adjust, from time to time, our strategic plan based on market demand, including pursuing business opportunities outside of the blockchain and Fintech industries, including the sustainable energy industry.

Key Factors Affecting Our Results of Operations

In addition to the general factors affecting the Chinese and global economy and our industry, our results of operations and financial condition are affected by a number of industry- and company-specific factors, including those set out below:

Expected economic returns on Bitcoin mining activities and fluctuation of Bitcoin price especially

Our revenues historically primarily consisted of proceeds of sales of Bitcoin mining machines, which were, in general, determined by the demand and pricing of our Bitcoin mining machines. An increase in the economic return of Bitcoin mining activities would generally stimulate the demand and average selling price for our Bitcoin mining machines, and vice versa. An increase in the Bitcoin price is the most significant factor that could increase the expected economic returns generated by Bitcoin mining activities. Other factors that may increase the economic return of Bitcoin mining activities include, among others, increase in transaction fees, decrease in electricity costs or other operating costs, increase in computing power and efficiency of mining machines, reduction of difficulties of mining activities and increase in number of Bitcoin awarded for mining activities.

Historically, fluctuation of the Bitcoin price significantly affected our results of operations and financial condition; in particular, a significant drop in Bitcoin price resulted in a material negative effect on the global financial market and our results of operation. In 2021, the sustained outbreak of COVID-19 continued to disrupt our raw material supplies. Notwithstanding the foregoing, the price of Bitcoin maintained at a high level with volatility, and investors returned to cryptocurrency and blockchain investment, which had had a positive impact on the market. As a result, we generated revenues of US$39.8 million from our blockchain products business in 2021. With the continuous decline in Bitcoin prices in 2022, continuation of the COVID-19 pandemic and large cryptocurrency exchanges declaring bankruptcy starting the second half of 2022, market participants once again began to invest cautiously. The shortage of overseas raw material supply did not improve, leading to a decline in our blockchain product revenue to US$25.8 million in 2022. Although the price of Bitcoin soared in 2023 compared to the previous year, the collapse of cryptocurrency banks in the United States, coupled with the exposure of certain fraud incidents on trading platforms in 2023, made investors more cautious and reduced their enthusiasm to participate in market activities. As a result, we adjusted and shall continue to adjust our strategy, including allocating resources, and controlling costs and expenses, based on changes in market conditions at any given time. We will continue to cautiously venture into new fields and explore new market opportunities based on our existing professional experience, to ensure that the company can continuously bring new services and products to the market and attract more users.

We expect the volatility of the Bitcoin price to continue, which may significantly affect our business of operations and financial condition. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Fintech and Blockchain Product Businesses—Our results of operations have been, and are expected to continue to be, significantly impacted by the fluctuation of cryptocurrency prices, especially the price of Bitcoin”.  We expect our business and results of operations may be materially and adversely affected by the global market panics in the near term. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business operations—We face risks related to health epidemics, which could disrupt our operations and adversely affect our business, financial condition and results of operations.”

A decrease in the expected economic returns of Bitcoin mining activities and the Bitcoin price may also lead to increase in inventory write-down and credit sales as a result of stagnant demand and decrease in average selling price for our Bitcoin mining machines, which may significantly affect our gross margin and extend the billing cycle of our products. The pandemic, the halving event in 2020 and trade sanctions from various countries led some investors to exercise caution. The next halving event just occurred on April 19, 2024 and such events will occur roughly every four years thereafter, until the number of Bitcoin in existence reaches the pre-determined 21 million Bitcoin. For example, we recorded write-down for the potentially obsolete, slow-moving inventory and lower of cost or market adjustment of US$2.2 million, US$6.5 million and US$0.3 million in 2021, 2022 and 2023, respectively. If we cannot maintain an appropriate inventory level, we may lose sales and market share to our competitors.

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

Market demand for our mining machines and development of blockchain technology and cryptocurrency markets, especially Bitcoin market

Our current blockchain product is designed for Bitcoin mining. According to the F&S report, sales of Bitcoin computing hardware, the majority of which comprise sales of Bitcoin mining machines, have surged at a compound annual growth rate (“CAGR”) of 61.3% from approximately US$0.2 billion in 2015 to approximately US$1.4 billion in 2019 and are expected to further increase at a CAGR of 24.8% to approximately US$4.3 billion in 2024. Because market demand is dependent on the development of the blockchain technology, as well as innovations in cryptocurrency applications, our results of operations will significantly depend on our ability to keep pace with market demand to attract new customers or retain existing customers as well as to maintain or increase our market share. Our results of operations will also be significantly affected by developments in overall blockchain technology and cryptocurrency markets, and in particular, the Bitcoin market. The Bitcoin market may be affected by various factors, including, among others the Bitcoin price and expected return on Bitcoin related activities such as mining and trading, different views regarding the decentralized nature of cryptocurrencies, acceptance of cryptocurrencies as an investment instrument as well as a currency for payment, competing cryptocurrencies to Bitcoin, and changes in the Bitcoin algorithm and the mechanism of mining.

Performance and cost of our products

The pricing of and demand for our Bitcoin mining machines are closely related to their performance. In general, more advanced process technologies, such as the 7nm and 8nm process technology we designed, can accommodate designs that produce ASICs with higher power efficiency. The introduction of new process and design technologies also enables us to gradually lower the production costs of ASICs with comparable computing power. However, the application of such process technologies also commands high initial setup costs, particularly when the new production techniques first become available, which translates to higher per unit costs. We have successfully and independently completed the design of 6nm ASIC chips and the design of a chip for simultaneous Litecoin and Dogecoin mining in 2021. We are currently focusing on developing our proprietary 5nm-optimized ASIC chips and optimized mining machines for non-Bitcoin cryptocurrencies such as Litecoin. As a result, our new generation ASICs using the most advanced process technologies will need to achieve strong sales in order to justify the initial setup costs of the new production techniques and maintain our profitability. At the same time, as the most advanced production capabilities of IC foundries ramp up, the initial high unit cost for IC fabrication may also decrease, which will likely translate to lower fabrication costs and a positive effect on our business, results of operations and financial condition.

Competitiveness in research and development

We are a global blockchain technology and Fintech company with strong ASIC chip design capability, and research and development is key to the success of our blockchain and Fintech products. Our research and development expenses were US$6.6 million, US$5.1 million and US$7.4 million in 2021, 2022 and 2023, respectively. We are constantly researching and developing mining machine chip design, mining machine overall design, while being committed to developing Fintech business based on our strategic development layout. Through unremitting efforts, we have been operating a self-developed proprietary cryptocurrency exchange platform Ebonex. Our exchange is designed to provide users with secure, fast, efficient, and stable trading services in multiple currencies and modes. In order to coordinate the development of our cross-border payment and foreign exchange business, we launched our independently developed platform EbonFX in 2022. While controlling costs and expenses, we will continue to focus on enhancing our product planning and research and development capabilities to enable us to introduce or improve products that can well address evolving customer needs in a timely manner. As existing competitors may introduce new technologies or provide more competitive offerings and more companies may enter the market to compete with us, competition may intensify in the future and consequently our competitiveness and market share may be affected.

Regulatory environment

We sell mining machines to customers in China and overseas markets. We have historically generated most of our revenues in our blockchain products business from customers in China. We intend to grow our overseas sales in the future. In addition, we also intend to expand into certain new business, such as cryptocurrency mining and farming business, and further expanding into more Fintech businesses. As such, we need to make efforts and incur costs to comply with laws and regulations relating to our business in various jurisdictions. We are subject to certain regulatory uncertainties. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Conducting Business in China— It is now illegal to engage in digital asset transactions including Bitcoin mining operations in China, which ruling may adversely affect us”, “Item 3. Key Information—D. Risk Factors—Risks Relating to Conducting Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations and financial condition”, “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Fintech and Blockchain Product Businesses—The current regulatory environment in foreign markets, and any adverse changes in those environments, could have material adverse impacts on our blockchain products business and our Fintech business” and “—Overseas Expansion” below. If the PRC government or a government in any other jurisdiction changes its policy or regulations to prevent or limit the development of Bitcoin or cryptocurrencies generally, the price of Bitcoin and the demand for our mining machines as well as the future development of our proposed cryptocurrency related business would decrease or fail, and our business operations and financial results could be adversely affected. Therefore, our ability to comply with government policies and regulations, and to anticipate and respond to potential changes in government policies and regulations will have a significant impact on our business operations and our overall results of operations.

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

Expansion and diversification of our product and service offerings

Our blockchain products business has historically contributed most of our revenues. We intend to diversify our product and service offerings and achieve more stable performance by expanding into the upstream and downstream markets of the blockchain and Fintech industries value chain. We believe if successful, the development our new businesses will be a key driver for our stable and sustainable growth in the future. We intend to establish compliant mining farms overseas to provide centralized services to miners. We also intend to commence proprietary Bitcoin mining overseas by employing our own mining machine inventory during the market downcycles, the success of which depends on many factors, such as the advancement of computing efficiency, the fluctuation of cryptocurrency prices and the popularity of cryptocurrencies in real economy. We expect the costs for preparation and commencement of our proprietary mining to mainly include energy consumption fees.

We have been exploring and developing a cryptocurrency exchange business by launching our self-developed proprietary cryptocurrency exchange platform and a cross-border payment and foreign exchange platform, which enabled us to successfully expand our Fintech business. We continuously apply for compliance licenses in strictly selected regions to facilitate our Fintech businesses. See “—Overseas Expansion” below. Meanwhile, we are focused on application development, regulatory compliance and talent recruitment to ramp up execution of our Fintech business plans for the expansion in these countries. However, if our operations at these jurisdictions or our execution of business plan prove incorrect, we may incur additional expenses or losses.

We also intend to explore the application of blockchain technology into non-cryptocurrency industries. Although we have accumulated extensive industry experience and knowledge in cryptocurrency and blockchain technology industries, we are only at an early stage of executing our plan to launch blockchain-enabled financial business. As a result, our ability to apply our accumulated industry knowledge and operational experience to these new businesses will be critical to our future business growth and prospects. Meanwhile, we may modify aspects of our business model relating to our strategy, including pursuing business opportunities outside of the blockchain and Fintech industries, including the sustainable energy industry. Commencement of all new businesses, however, may also incur significant costs and experience a prolonged ramp-up period. If any adverse development in such new businesses arises, our results of operations and prospects may be significantly and negatively affected. We may not be able to develop those new businesses as successfully as contemplated, or at all.

Product mix

We develop, manufacture and sell a range of blockchain and telecommunications products. The sales of blockchain products accounted for 77.3%, 79.8% and 5.5% of our total revenues for 2021, 2022 and 2023, respectively, and the sales of telecommunications products accounted for 16.7%, 11.6% and 10.6% of our total revenues for 2021, 2022 and 2023. In addition to the impact of the COVID-19 pandemic in previous years, the high fluctuations in Bitcoin prices, as well as a series of events including bankruptcy of cryptocurrency banks in the United States and exposure of certain fraudulent events on trading platforms, which caused an overall negative impact on the cryptocurrency market, have led to a significant decline in the performance of our blockchain product sales business. We adjust our business development direction in real-time based on the constantly changing market environment and opportunities to ensure cost reduction and an improvement on efficiency. Starting 2022, we have ventured into the Fintech field by launching our cryptocurrency currency exchanges and cross-border payment businesses. As we are still at an early stage of development of this business sector, the Fintech service businesses accounted for 8.3% and 75.8% of our total revenue for 2022 and 2023, respectively.

Overseas Expansion

From August 2020 to February 2023, we established our wholly-owned subsidiaries in Canada, Australia, Singapore, Hong Kong, the Bahamas, New Zealand and Malaysia to apply for Fintech business related licenses and wholly-owned subsidiaries in the United States in accelerating the construction of compliant mining farms in North America. We carefully selected these countries and/or regions because of what we believe to be a Fintech-friendly regulatory environment. As of the date of this annual report, we have received the MSB License from the Financial Transactions and Reports Analysis Centre of Canada, which allows us to engage in foreign exchange dealing, money transferring and dealing in virtual currencies in Canada; received registration approval from AUSTRAC as digital currency exchange provider, which allows us to provide cryptocurrency exchange services in Australia; acquired a company with an AFSL for engaging in financial services in Australia; received registration approval as an independent remittance dealer on the AUSTRAC Remittance Sector Register, which allows us to provide remittance services in Australia; received the TCSP license and registration approval as a Trust Company from the Company Registry in Hong Kong, which allows us to carry on a trust or company service business; received the MSO license from the Customs and Excise Department in Hong Kong, which allows us to operate money changing and remittance services; received the Type 4 and 9 licenses from the Securities and Futures Commission in Hong Kong, which allows us to carry on advising on securities and asset management service; and registered as a Digital Asset Business and a Firm Dealing in Securities as Agent or Principal, Arranging Deals, Managing Securities and Advising on Securities from the Securities Commission of the Bahamas, which allows us to carry on digital asset business activities and securities activities in and from the Commonwealth of the Bahamas. As of the date of this annual report, we have been operating a self-developed proprietary cryptocurrency exchange platform Ebonex and a self-developed proprietary cross-border payment and foreign exchange platform, EbonFX, targeting qualified investors subject to compliance with applicable laws in the jurisdictions EbonFX operates. We are also in the process of obtaining additional and/or relevant licenses and approvals for our subsidiaries in Singapore, Hong Kong, Australia, New Zealand and Malaysia. If and once obtained, the licenses will allow us to operate additional Fintech businesses in such countries and regions. Meanwhile, we are focused on application development, regulatory compliance and talent recruitment to ramp up execution of our new business plans for the expansion in these countries. We expect such ramp-up will support our future operations and our compliance with local rules and regulations. Our expenses to date to implement our new business plans, including establishing in Canada, Australia, Singapore, Hong Kong, the Bahamas, New Zealand, the United States and Malaysia, have been mainly on server rentals, application development, regulatory compliance, talent acquisition and offices rentals to set up blockchain and Fintech businesses in the abovementioned countries and regions. There is no guarantee that we will receive any additional required approvals and licenses for our proposed business in these jurisdictions in a timely manner or on commercially reasonable terms, or at all, or that we will commence the proposed business as planned, or at all. If our operations at these jurisdictions or our execution of business plan proves incorrect, we may incur additional expenses or losses.

Any restrictions imposed by a foreign government could force us to restructure operations, perhaps significantly, which could result in significant costs and inefficiencies that harm our profitability, or even cause us to cease operations in the applicable jurisdiction. Fintech is a recent technological innovation and the regulatory schemes to which Fintech businesses may be subject have not been fully explored or developed by foreign jurisdictions. Thus, Fintech faces an uncertain regulatory landscape in many foreign jurisdictions. Various foreign jurisdictions may from time to time adopt laws, regulations or directives that affect our Fintech businesses. Due in part to its international nature and the nascent stage of regulation, along with the limited experience with Fintech, and language barriers between international journalists, translators and regulators, information regarding the regulation of Fintech in various jurisdictions may be incomplete, inaccurate or unreliable. As both the regulatory landscape develops and journalistic familiarity with Fintech increases, mainstream media’s understanding of Fintech and the regulation thereof may improve. As we enter into the markets in Australia, Singapore, Hong Kong, the Bahamas, New Zealand, the United States and Malaysia, we expect to continue to monitor the local regulations regarding Fintech service platforms and retain local regulatory counsels. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Fintech and Blockchain Product Businesses —The current regulatory environment in foreign markets, and any adverse changes in those environments, could have material adverse impacts on our blockchain products business and our Fintech business,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Fintech and Blockchain Product Businesses—If we are unable to manage our growth or execute our strategies effectively, our business, results of operations and financial condition may be materially and adversely affected” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Fintech and Blockchain Product Businesses—We may not successfully develop, market or launch any future Fintech businesses or continue operating our existing Fintech businesses” for details of the associated risks.

Key Components of Results of Operations

Revenues

Revenues represent the sales of goods supplied and services provided to customers in our blockchain products and telecommunications businesses, and provision of management and maintenance services to our customers, as well as revenues from Fintech businesses which comprise cryptocurrency exchange services and cross-border payment and foreign exchange services provide to our customers. We used to generate revenues primarily from our blockchain products business and mining machine hosting services, mainly including sales of Bitcoin mining machines and related accessories and mining machine hosting services. We halted all mining machine custody services in the PRC at the end of April 2021. The combined impact of COVID-19 and fluctuations of the cryptocurrency price significantly affected the expected returns on Bitcoin related activities such as mining, and in turn resulted in a much lower demand and average selling price of our Bitcoin mining machines. In 2021, the spreading of COVID-19 continued to disrupt our raw material supplies; however, the price of Bitcoin maintained a high level with volatility, and investors returned to digital currency and blockchain investment, which had had a positive impact on the market. The continuous decline in Bitcoin prices in 2022, large cryptocurrency exchanges declaring bankruptcy in 2023 and the exposure of certain fraudulent events on trading platforms have made market participants more cautious and reduced their enthusiasm to participate in cryptocurrency related market activities. Since we launched our Fintech business, we have vigorously expanded related businesses and product lines to ensure the steady development of our Fintech business, however, we are still at an early stage of development of our Fintech businesses as of the date of this annual report. We adjusted and shall continue to adjust our strategy, including allocating resources, and controlling costs and expenses, based on changes in market conditions at any given time.

The following table sets forth the breakdown of our revenues by category, both in absolute amount and as a percentage of total revenues for each category for the periods indicated:

	Years Ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Product sales – Bitcoin mining machines and related accessories	39,756	77.3	25,800	79.8	266	5.5
Product sales – Telecommunications	8,567	16.7	3,737	11.6	516	10.6
Service – Cryptocurrency exchange service	-	-	70	0.2	1,044	21.5
Service – Management and maintenance(1)	3,127	6.0	86	0.3	392	8.1
Service – Cross-border payment and foreign exchange services	-	-	2,635	8.1	2,637	54.3
Total	51,450	100	32,328	100	4,855	100

(1)	Primarily includes service fee of mining machine hosting services, maintenance services and training services. As we halted all mining machine custody services in the PRC at the end of April 2021, we no longer generate revenue from mining machine hosting services starting from April 2021. The breakdown of service revenues is set forth below for the periods indicated:

	Years Ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Mining machine hosting services	2,814	90.0	-	-	-	-
Maintenance services and others	258	8.2	79	91.4	383	97.8
Training services	55	1.8	7	8.6	9	2.2
Total	3,127	100.0	86	100	392	100

We have historically generated a significant portion of our revenues from sales in China. However, with the layout of our overseas development strategy, after launching our Fintech business, our overseas market share has slightly rebounded in 2022 and increased significantly in 2023, accounting for 75.8% of all revenue in 2023. The following table sets forth the breakdown of our revenues by geographical location of our customers, both in absolute amount and as a percentage of total revenue, for the periods indicated:

	Years Ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Mainland China	51,433	100.0	29,624	91.6	1,174	24.2
Australia	-	-	2,704	8.4	3,681	75.8
Other countries and regions	17	-	-	-	-	-
Total	51,450	100.0	32,328	100.0	4,855	100.0

Product Sales – Bitcoin Mining Machines and Related Accessories

Revenues from sales of blockchain products primarily comprises sales of Bitcoin mining machines and accessories. We generated 77.3%, 79.8% and 5.5% of our revenue from sales of Bitcoin mining machines and related accessories in 2021, 2022 and 2023, respectively. Generally, revenues from sales of our Bitcoin mining machines and related accessories are primary affected by the number of Bitcoin mining machines sold and their average selling price.

The selling price of our Bitcoin mining machines changes from period to period and is primarily affected by the Bitcoin price and expected economic returns on Bitcoin mining activities, and the performance of the mining machines.

The Bitcoin price and expected economic returns on Bitcoin mining activities could significantly affect the demand of mining machines and in turn the average selling price of Bitcoin mining machines. See “—Key Factors Affecting Our Results of Operations” for details of factors affecting economic return on Bitcoin mining activities and the market demands. Particularly, a significant fluctuation in Bitcoin price in a short period of time could significantly reverse the trend of average selling price of Bitcoin mining machines in certain periods of time. The significant decline in Bitcoin prices in the third and fourth quarters of 2021, which continued through 2022, and the high price fluctuation in 2023, significantly affected the selling price of our Bitcoin mining machines. Meanwhile, the combined impact of the collapse of cryptocurrency banks in the United States, and the exposure of certain fraud incidents on trading platforms in 2023, has had a negative impact on investor participation in the market, thereby affecting the selling price and demand of Bitcoin mining machines for the fiscal year ended December 31, 2023. Our revenue generated in 2023 is mainly related to the sale of Bitcoin mining machine accessories.

Product Sales –Telecommunications

Revenues from our telecommunications business primarily comprises sales of fiber-optic communication access devices and enterprise convergent communication terminals. We also produce and sell a small portion of related parts and accessories. Sales of our telecommunications products are primarily driven by the demand from the major telecommunications service providers in China as end users. Sales of telecommunications products could also be affected by any adjustment of our business focus and sales and marketing efforts from time to time. Changes in the mix of our telecommunications products sold could also affect the gross profit margin in the telecommunications business.

Service - Management and Maintenance

Revenues from our management and maintenance services include service fees for provision of mining machine hosting services to buyers of our Bitcoin mining machines, and provision of maintenance and other services.

We historically generated service revenues mainly from mining machine hosting services and other maintenance services. Revenues from provision of mining machine hosting services was US$2.8 million, nil and nil in 2021, 2022 and 2023, representing 90.0%, 0% and 0% of our total service revenues, respectively. We provided mining machine hosting services only to buyers of our Bitcoin mining machines, and typically entered into separate service agreements with these buyers for such services. We have halted all mining machine custody services in the PRC at the end of April 2021. Since then, our service revenues have been mainly generated from utilizing existing production capacity to provide processing services to customers.

Service - Cryptocurrency exchange

Revenue from our cryptocurrency exchange service for 2023 was mainly generated from facilitating the customers’ transactions via our proprietary exchange platform or through an offline, OTC transaction facilitation process.

Cryptocurrency transactions were matched on our proprietary exchange platform when a customer publishes an offer to buy, sell or convert cryptocurrencies, and another customer accepts and settles that offer. We charge a service fee in fiat currency or cryptocurrencies at the transaction level in amount calculated based on volume, which varies depending on the payment type and the value of the transaction. We also provide cryptocurrency exchange services through our OTC execution by acting as an agent and providing transaction matching to the customers’ offers through the utilization of liquidity providers. In the case when a customer raises the need to buy cryptocurrencies, we will help the customer search for a matching need to sell the same quantity of cryptocurrencies from a liquidity provider. When we find such a liquidity provider, we ask for the selling rate, then apply a margin to the rate and offer to the customer. If the customer agrees to the rate, we facilitate the transaction. Revenue generated from the matching transaction through OTC facilitation is generated from the margin resulting from the rate set by the liquidity provider and the transaction price is charged and collected in fiat currency.

Service - Cross-border payment and foreign exchange services

Revenue from our cross-border payment and foreign exchange services include service transaction fee charges when we provide customers with the payment and exchange service.

In order to coordinate the development of our global payment business, we launched our independently developed cross-border payment and foreign exchange platform EbonFX to provide qualified customers with cross-border payment and foreign exchange services. For the majority of the cross-border payment and foreign exchange services, customers shall agree to the terms and conditions for all transactions, either at the time of initiating a transaction or signing a contract with us to provide payment services on the customer’s behalf. Revenue is measured as the difference between the exchange rate set by the Company to the customer and a rate available in the wholesale foreign exchange market.

Cost of Revenues

Cost of revenues for our mining machines and telecommunications products represents costs and expenses directly attributable to the manufacture of our products sold and delivered, which primarily comprises of costs of (1) raw materials, components and parts including wafers; (2) production overhead, including mainly packaging and testing costs, subcontracting cost, amortization and depreciation of intangible assets, production equipment and utilities; and (3) direct labor, including cost to our production staff and outsourced production workers.

Cost of revenues for mining machine hosting services provided by us primarily consists of space leasing fees, infrastructure and equipment related expense, utility expenses and salaries paid to related staff.

Cost of cryptocurrency exchange and the cross-border payment and foreign exchange services primarily consists of commission paid to direct sales staff and service fees paid to transaction processors before we launched our self-developed cross-border payment and foreign exchange platform, EbonFX.

The following table sets forth the breakdown of our cost of revenues by category, both in absolute amount and as a percentage of the cost of revenues, for the periods indicated:

	Years Ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Product sales – Bitcoin mining machines and related accessories	15,275	68.7	6,343	37.5	17,004	78.9
Product sales – Telecommunications	6,505	29.3	6,170	36.5	1,347	6.2
Service - Cryptocurrency exchange services	-	-	58	0.4	741	3.4
Service – Management and maintenance services	447	2.0	2,833	16.7	581	2.7
Service - Cross-border payment and foreign exchange services	-	-	1,512	8.9	1,886	8.8
Total	22,227	100.0	16,916	100.0	21,559	100.0

Gross Profit/Loss

Historically, our gross profit/loss of sales of Bitcoin mining machines were primarily affected by Bitcoin prices, which had a significant effect on the average selling price of our products, and, to a lesser extent, the average per unit production costs of our Bitcoin mining machines, which in turn resulted in a much lower demand and average selling price of our Bitcoin mining machines, thereby leading to lower revenues. A decrease in the Bitcoin price and expected economic returns of Bitcoin mining activities could lead to an increase in write-downs for the potentially obsolete, slow-moving inventories and lower of cost or market adjustment as a result of stagnant demand and decrease in average selling price for our Bitcoin. Due to the significant impact of COVID-19 from 2021 through 2022 and continued fluctuation in cryptocurrency prices in 2023, which in turn resulted in a significant decrease in both the selling price and demand of our Bitcoin mining machines, we recorded a write-down for the potentially obsolete, slow-moving inventories and lower of cost or market adjustment of US$2.2 million, US$6.5 million and US$0.3 million in 2021, 2022 and 2023, respectively. Since 2021 and throughout 2022, the prospects of trade wars, raw material/chip sanctions and the spread of COVID-19 variants contributed to volatility in the markets. In 2023, the cryptocurrency market presented both opportunities and risks, with many variables including evolving regulation and fraud incidents. The collapse of certain cryptocurrency banks in the United States, and the exposure of certain fraud incidents on trading platforms in 2023 made investors more cautious to participate in the digital currency and blockchain investment markets, resulting in a decline in our sales. However, in during such years, the majority of our sales revenue has been generated from litigation recoveries, resulting in a gross profit margin that does not match the industry level. Refer to our discussion on revenues above.

Our gross profit/loss and gross profit/loss margin of mining machine hosting services and processing services provided by us are primarily affected by the average service fees that we charge our customers.

Our gross profit/loss and gross profit/loss margin of sales of telecommunications products are primarily affected by the market price of the product and our cost of revenues.

Our gross profit and gross profit margin of cryptocurrency exchange services and the cross-border payment and foreign exchange services are primarily affected by the market price of the third-party service provider, amount of fixed direct labor cost and percentage of commissions that we paid to sales employees.

The following table sets forth our gross profit/loss by category for the periods indicated:

	Years Ended December 31,
	2021	2022	2023
	US$	US$	US$
	(in thousands)
Product sales – Bitcoin mining machines and related accessories	24,481	19,457	(16,738)
Product sales – Telecommunications	2,062	(2,433)	(831)
Service - Cryptocurrency exchange services	-	28	303
Service – Management and maintenance services	2,680	(2,763)	(189)
Service - Cross-border payment and foreign exchange services	-	1,123	751
Total	29,223	15,412	(16,704)

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of the total operating expenses, for the periods indicated:

	Years Ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Selling expenses	1,419	5.2	1,956	3.1	1,894	5.1
General and administrative expenses(1)	25,774	94.8	40,712	64.2	29,041	78.6
Impairment of intangible assets	-	-	20,738	32.7	3,708	10.0
Impairment of goodwill	-	-	-	-	2,300	6.3
Total operating expenses	27,193	100.0	63,406	100.0	36,943	100.0

(1)

Includes research and development expenses and other general and administrative expenses. See “Item 5. Operating and financial review and prospects—Results of Operations—Operating Expenses—General and Administrative Expenses” for details.

Selling expenses

Selling expenses include (1) sales service costs incurred from provision of customer services; (2) traveling costs of our sales and marketing staff and transportation costs for delivery of blockchain and telecommunications products; (3) salaries and benefits of our sales and marketing staff; and (4) other costs, such as conference costs and lease payments for our sales offices.

General and administrative expenses

General and administrative expenses primarily include research and development expenses and administrative expenses. Administrative expenses include primarily (1) professional fees, mainly legal service fees and consultant service fees for the provision of financing and listing related services to us; (2) salaries and benefits of our management, finance, operations and other staff and outsourced administrative staff; (3) other miscellaneous administrative expenses, such as bad debt expense, entertainment expense, utilities, and rental and office expenses; and (4) depreciation expense of property, plant and equipment, and amortization expense.

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

Impairment of intangible assets

Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset, if any, are less than the carrying value of the asset.

Impairment of goodwill

Goodwill, arising from business combination, is reviewed for impairment annually. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. We have recorded impairment of goodwill of US$2.3 million, nil, and nil for the year ended December 31, 2023, 2022 and 2021, respectively.

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

Australia

Our subsidiaries incorporated in Australia are subject to Australian Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Australia tax laws. The Australian Income Tax had significant changes progressively since June 30, 2017. From July 1, 2022, companies that are base rate entities must apply the 25% company tax rate. A company is a base rate entity for an income year if (1) the company’s aggregated turnover for that income year is less than AUD50 million of that income year, and (2) it has 80% or less of their assessable income in that income year that is base rate entity passive income. Thus the applicable tax rate is 25% for the Company on assessable profits arising in or derived from Australia.

Hong Kong

Our subsidiaries incorporated in Hong Kong, primarily HK Ebang Communications, HongKong Ebang Technology Co., Limited (“HK Ebang Technology”), HongKong Ebang Information Co., Limited (“HK Ebang Information”), HK Ebang Digital, Ebang Digital Asset Management Limited (“Ebang Digital Asset Management”), Ebang Digital Asset Custody Limited (“Ebang Digital Asset Custody”), Ebang Trust and Ebang Financial Services Limited (“Ebang Financial Services”) are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 8.25% on assessable profits arising in or derived from Hong Kong up to HKD2,000,000 and 16.5% on any part of assessable profits over HKD2,000,000.

PRC

The Company’s subsidiaries incorporated in the PRC are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. For the years ended December 31, 2023, 2022 and 2021, Zhejiang Ebang, Hangzhou Dewang, and Ebang IT were qualified as HNTE and entitled to a preferential income tax rate of 15%.

According to the relevant laws and regulations in the PRC, enterprises engaging in research and development activities are entitled to claim 150% of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year (“Super Deduction”). The State Taxation Administration of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as Super Deduction from January 1, 2018 to December 31, 2020, which was subsequently announced in March 2021 to be further extended to December 31, 2023. In September 2022, the State Taxation Administration of the PRC further announced that for the enterprises entitled to the current pre-tax deduction ratio of 175% for research and development expenses, such ratio is raised to 200% during the period from October 1, 2022 to December 31, 2022

We were subject to VAT at a rate of 17% for the period from beginning of 2018 until end of April 2018, of 16% from May 2018 to the end of March 2019, and of 13% since April 2019 on the gross sales price of our products, less any deductible VAT we have already paid or borne. Entities that are VAT general taxpayers may offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded as VAT payable if output VAT is larger than input VAT, and is recorded as VAT recoverable if input VAT is larger than output VAT. All the VAT returns filed by our subsidiaries in China, have been and remain subject to examination by the tax authorities. Zhejiang Ebang and Ebang IT are qualified as enterprises of selling self-developed software products and enjoying a tax refund for the excess of 3% of their actual tax burden after the VAT is levied at the 17% or 16% or 13% tax rate since January 2011.

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

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC EIT purposes, a number of unfavorable PRC tax consequences could follow. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Conducting Business in China —We may be subject to EIT on our worldwide income if our company or any of our subsidiaries were considered a PRC “resident enterprise” under the PRC Enterprise Income Tax Law, or the EIT Law.”

Results of Operations

The following table sets forth our selected consolidated profit or loss data in absolute amount, for the periods indicated. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Years Ended December 31,
	2021	2022	2023
	US$	US$	US$
	(in thousands)
Revenues	51,450	32,328	4,855
Product sale - Bitcoin mining machines and related accessories	39,756	25,800	266
Product sale - Telecommunications	8,567	3,737	516
Service - Cryptocurrency exchange services	-	70	1,044
Service - Management and maintenance	3,127	86	392
Service - Cross-border payment and foreign exchange services	-	2,635	2,637
Cost of revenues	(22,227)	(16,916)	(21,559)
Gross profit (loss)	29,223	15,412	(16,704)
Operating expenses:
Selling expenses	1,419	1,956	1,894
General and administrative expenses	25,774	40,712	29,041
Impairment of intangible assets	-	20,738	3,708
Impairment of goodwill	-	-	2,300
Total operating expenses	27,193	63,406	36,943

Gain on disposal of subsidiaries	-	(6)	(8)
Income (Loss) from operations	2,030	(47,988)	(53,639)
Other income (expenses):
Interest income	1,780	4,362	11,941
Interest expenses	(4)	-	-
Other income	133	1,034	1,131
Gain (Loss) from investment	(3,657)	(510)	357
Net gain on disposal of cryptocurrency assets	-	-	745
Exchange gain (loss)	1,780	(2,161)	457
Government grants	435	82	63
Other expenses	(108)	(649)	(120)
Total other income	359	2,158	14,574
Income (loss) before income taxes provision (benefit)	2,389	(45,830)	(39,065)
Income taxes benefit	(379)	(73)	(1,031)
Net income (loss)	2,768	(45,757)	(38,034)
Less: net loss attributable to non-controlling interest	(1,663)	(1,869)	(1,261)
Net income (loss) attributable to Ebang International Holdings Inc.	4,431	(43,888)	(36,773)

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues. Our revenues decreased by 85.0% to US$4.9 million in 2023, from US$32.3 million in 2022, primarily due to: (1) the bankruptcy of virtual currency banks in the United States and the exposure of certain fraud incidents on international trading platforms, which led market participants to become increasingly cautious in their investments in cryptocurrency related products and services in 2023, and (2) the absence in 2023 of revenue derived from an one-time payment corresponding to the recognition of RMB173.4 million in revenue in 2022 following our receipt of RMB173.4 million (approximately US$25.8 million) payment from two former customers as a result of court mediations.

Cost of revenues. Our cost of revenues increased by 27.4% to US$21.6 million in 2023, from US$16.9 million in 2022, which is primarily due to VAT recoverable impairment of US$16.7 million, which was recognized in cost of revenue in 2023, as it is expected that VAT will not be recovered in the foreseeable future. This was offset by a decrease of inventory impairment from US$6.5 million in 2022 to US$0.3 million in 2023. In a market with both opportunities and risks, we constantly adjust our development strategy, allocate resources, and control costs and expenses based on changes in the market condition, in order to avoid unnecessary expenses.

Gross profit (loss). As a result of the foregoing, we recorded a gross loss of US$16.7 million in 2023, compared to a gross profit US$15.4 million in 2022.

Operating expenses. Our total operating expenses decreased by 41.7% to US$36.9 million in 2023, from US$63.4 million in 2022, primarily due to decreases in both selling expenses and general and administrative expenses.

●	Selling expenses. Our selling expenses decreased by 3.2% to US$1.9 million in 2023, from US$2.0 million in 2022, mainly due to decreased advertising and marketing expenses in relation to our Fintech businesses.

●

General and administrative expenses. Our general and administrative expenses decreased by 28.7% to US$29.0 million in 2023, from US$40.7 million in 2022, primarily due to decreases in amortization expenses and stock-based compensation expenses.

●	Impairment of intangible assets. Our impairment of intangible assets was US$3.7 million in 2023, which was related to an impairment loss charged on a financial license in 2023.

●	Impairment of goodwill. Our impairment of goodwill in 2023 represents the impairment loss charged on goodwill generated from a business acquisition that closed in March 2022 as a result of the annual goodwill impairment review.

Gain from disposal of subsidiaries. Our gain from disposal of subsidiaries increased by 33.3% to US$0.008 million in 2023, from USD$0.006 million in 2022. The US$0.008 million in 2023 was related to disposal of EBONEX PTE. LTD., and the US$0.006 million in 2022 was related to disposal of Hangzhou Ebang Hongling Technology Co., Ltd. (“Ebang Hongling”) and Wuhai Ebang Information Technology Co., Ltd. (“Wuhai Ebang”). As there is no relationship between these two, there is no causal effect in the change in the amount between the years.

Loss from operations. As a result of the foregoing, our loss from operations increased by 11.8% to US$53.6 million in 2023, compared to loss from operations of US$48.0 million in 2022.

Interest income. Our interest income increased by 173.8% to US$11.9 million in 2023, from US$4.4 million in 2022, primarily due to utilizing more funds in the purchase of fixed deposits in 2023.

Other income. Our other income increased by 9.4% to US$1.1 million in 2023 from US$1.0 million in 2022. Other income in 2023 was primarily due to the Company taking possession of customer deposits collected from previous years as a result of defaults by customers under their respective contracts with the Company in 2023.

Gain (loss) from investment. Our gain from investment increased 170.0% to US$0.4 million in 2023, from an investment loss of US$0.5 million in 2022, mainly due to an investment gain incurred from marketable securities in 2023, while we incurred an investment loss from marketable securities in 2022.

Net gain on disposal of cryptocurrency assets. Our net gain on disposal of cryptocurrency assets increased 100% to US$0.7 million in 2023, from nil in 2022, mainly due to the sales of crypto assets held on hand in 2023.

Exchange gain (loss). Our exchange gain was US$0.5 million in 2023, compared to the exchange loss of US$2.2 million in 2022, primarily due to the currency fluctuation on our foreign currency denominated assets and liabilities.

Government grants. Our government grants decreased by 23.2% to US$0.06 million in 2023, from US$0.08 million in 2022, primarily due to the decrease of non-recurring rebates from local government.

Income taxes benefit. Our income taxes benefit increased by 1,312.3% to US$1 million in 2023, compared to US$0.07 million in 2022, primarily due to the reversal of deferred tax liability relating to the impairment of intangible assets recognized from a business acquisition that closed in March 2022.

Net loss. As a result of the foregoing, our net loss decreased to US$38.0 million in 2023, from a net loss of US$45.8 million in 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues. We recognized RMB173.4 million in revenue in 2022 following our receipt of RMB173.4 million (approximately US$25.8 million) payment from two former customers as a result of court mediations. Our revenues decreased by 37.2% to US$32.3 million in 2022 from US$51.5 million in 2021, primarily due to the following reasons: (1) Bitcoin price’s continued decrease and large cryptocurrency exchange platforms declaring bankruptcy in 2022 led to market participants being increasingly cautious in investment; (2) Our chip suppliers reduced their production capacity due to the impact of COVID-19, resulting in our inability to produce at full capacity, insufficient inventory and inability to meet the market demand. With limited raw materials, we optimized the hardware structure to ensure our products’ competitiveness; and (3) We halted all mining machine custody services in the PRC at the end of April 2021, which resulted in nil in revenue in this segment for 2022.

Cost of revenues. Our cost of revenues decreased by 23.9% to US$16.9 million in 2022, from US$22.2 million in 2021, which is primarily due to a decrease in cost of revenues as a result of a decrease in sales. Our cost of revenues for 2022 primarily consists of (1) an impairment charge on write-downs for the potentially obsolete, slow-moving inventory and lower of cost or market; and (2) a VAT recoverable impairment of $4.5 million recorded in 2022, which was mainly associated with the disposal of Wuhai Ebang.

Gross profit. As a result of the foregoing, we recorded a gross profit of US$15.4 million in 2022, compared to US$29.2 million in 2021.

Operating expenses. Our total operating expenses increased by 133.2% to US$63.4 million in 2022, from US$27.2 million in 2021, primarily due to increases in both selling expenses and general and administrative expenses.

●	Selling expenses. Our selling expenses increased by 37.8% to US$2.0 million in 2022, from US$1.4 million in 2021, mainly due to increased advertising and marketing expenses occurred in relation to the development of our Fintech businesses.

●	General and administrative expenses. Our general and administrative expenses increased by 58.0% to US$40.7 million in 2022, from US$25.8 million in 2021, primarily due to increases in amortization expenses relating to intangible assets and employee stock ownership plan related expenses.

●	Impairment of intangible assets. Our impairment of intangible assets increased by 100.0% to US$20.7 million in 2022, from nil in 2021, primarily due to the impairment loss charged on our patents.

Gain from disposal of subsidiaries. Our gain from the disposal of subsidiaries increased by 100% to US$0.006 million in 2022 from nil in 2021, primarily due to the disposal of Ebang Hongling and Wuhai Ebang during 2022.

Income (loss) from operations. As a result of the foregoing, our loss from operations was US$48.0 million in 2022, compared to income from operation of US$2.0 million in 2021.

Interest income. Our interest income increased by 145.1% to US$4.4 million in 2022, from US$1.8 million in 2021, primarily due to the interest income from our investments in term deposit and financing products in 2022.

Other income. Our other income increased by 674.4% to US$1.0 million in 2022 from US$0.1 million in 2021. Other income in 2022 was primarily due to preexisting liabilities being exempt before the deregistration of a subsidiary.

Loss from investment. Our loss from investment decreased by 86.1% to US$0.5 million in 2022, from loss from investment of US$3.7 million in 2021, mainly due to an investment loss of $3.9 million incurred from marketable securities in 2021 and only US$0.6 million incurred in 2022.

Exchange gain (loss). Our exchange loss was US$2.2 million in 2022, compared to the exchange gain with the amount of US$1.8 million in 2021, primarily due to the currency fluctuation on our foreign currency denominated assets and liabilities.

Government grants. Our government grants decreased by 81.2% to US$0.08 in 2022, from US$0.4 million in 2021, primarily due to the decrease of non-recurring rebates from local government.

Income taxes benefit. Our income taxes benefit decreased by 80.7% to US$0.07 million in 2022, compared to US$0.4 million in 2021, primarily due to the allowance on the deferred tax assets based on the economic forecast of the Company’s operation in relation to the realization of such deferred tax assets.

Net income (loss). As a result of the foregoing, our net loss decreased to US$45.8 million in 2022, from a net income of US$2.8 million in 2021.

B.	Liquidity and capital resources

Our primary source of liquidity historically has been cash generated from our business operations, bank loans, equity contributions from our shareholders and borrowings, which have historically been sufficient to meet our working capital and capital expenditure requirements.

As of December 31, 2023 and 2022, our cash and cash equivalents were US$241.6 million and US$251.3 million. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and time deposits placed with banks or other financial institutions and have original maturities of less than three months.

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

The following table sets forth our selected consolidated cash flow data for the periods indicated:

	Years Ended December 31,
	2021	2022	2023
	US$	US$	US$
	(in thousands)
Net cash provided by (used in) operating activities	(15,850)	4,297	(11,653)
Net cash provided by (used in) investing activities	(6,511)	6,609	2,753
Net cash provided by financing activities	248,284	-	-
Effect of foreign exchange on cash, cash equivalents and restricted cash	880	394	(407)
Net increase (decrease) in cash, cash equivalents and restricted cash	226,803	11,300	(9,307)
Cash, cash equivalents and restricted cash at the beginning of the year	14,124	240,927	252,227
Cash, cash equivalents and restricted cash at the end of the year	240,927	252,227	242,920

Operating Activities

Net cash used in operating activities for 2023 was US$11.7 million, which primarily reflected our net loss of US$38.0 million, as mainly adjusted for (1) depreciation and amortization expenses of US$3.5 million, (2) write-down for the potentially obsolete, slow-moving inventories and lower of cost or market adjustment of US$0.3 million, (3) impairment of VAT recoverable adjustments of US$16.7 million, (4) provision of credit loss of US$1.0 million, (5) gain on foreign currency transactions of US$0.5 million, (6) gain on disposal of cryptocurrencies of US$0.7 million, (7) non-cash lease expenses of US$1.8 million, (8) impairment of intangible assets of US$3.7 million, (9) impairment of goodwill of US$2.3 million, (10) loss from cybersecurity event of US$2.3 million, (11) deferred income taxes of US$1.0 million, and (12) changes in working capital. Adjustment for changes in working capital primarily consisted of (i) a decrease of US$1.0 million in net prepayments and other current assets, (ii) a decrease of US$2.6 million in net accounts receivable, (iii) an increase of US$0.1 million in VAT recoverable, (iv) a decrease of US$1.1 million in accounts payable, (v) a decrease of advances from customers of US$0.9 million, and (vi) a decrease of US$4.3 million in accrued liabilities and other payables.

Net cash provided by operating activities for 2022 was US$8.2 million, which primarily reflected our net loss of US$45.8 million, as mainly adjusted for (1) depreciation and amortization expenses of US$10.7 million, (2) write-down for the potentially obsolete, slow-moving inventories and lower of cost or market adjustment of US$6.5 million, (3) impairment of intangible assets adjustments of US$20.7 million, (4) impairment of VAT recoverable adjustments of US$4.5 million, (5) provision for credit loss of US$3.8 million, (6) share-based compensation of US$3.9 million, (7) loss on foreign currency transactions of US$2.2 million, and (8) changes in working capital. Adjustment for changes in working capital primarily consisted of (i) a decrease of US$14.3 million in net prepayments and other current assets, (ii) a decrease of US$2.9 million in net accounts receivable, and (iii) a decrease of US$14.1 million in accrued liabilities and other payables.

Net cash used in operating activities for 2021 was US$15.8 million, which primarily reflected our net income of US$2.8 million, as mainly adjusted for (1) depreciation and amortization expenses of US$6.3 million, (2) write-down for the potentially obsolete, slow-moving inventories and lower of cost or market adjustment of US$2.2 million, (3) impairment of property plant and equipment adjustments of US$3.1 million, and (4) changes in working capital. Adjustment for changes in working capital primarily consisted of (i) an increase of US$3.8 million in VAT recoverable, (ii) an increase of US$5.4 million in net inventories, and (iii) a decrease of US$18.3 million in accrued liabilities and other payables.

Investing Activities

Net cash provided by investing activities for 2023 was US$2.8 million, mainly attributable to (i) collections from short-term investment of US$5.7 million, (ii) proceeds from disposal of crypto assets of US$7.2 million, (iii) cash paid for purchase of crypto assets of US$9.2 million, and (iv) cash paid for the purchases of property, plant and equipment and intangible assets of US$1 million.

Net cash provided by investing activities for 2022 was US$6.6 million, mainly attributable to (i) collections from short-term investment of US$55.1 million, (ii) cash paid for short-term investment of US$28.6 million, (iii) cash paid for the purchases of property, plant and equipment and intangible assets of US$14.1 million, and (iv) cash paid for business combination net of cash acquired of US$5.9 million.

Net cash used in investing activities for 2021 was US$6.5 million, mainly attributable to (i) collections from short-term investment of US$474.4 million, (ii) cash paid for short-term investment of US$472.4 million, and (iii) cash paid for the purchases of property, plant and equipment and intangible assets of US$8.5 million.

Financing Activities

We did not occur any cash flows from financing activities during 2023 and 2022.

Net cash provided by financing activities for 2021 was US$248.3 million, mainly attributable to (i) issuance of shares for cash of US$254.7 million in 2021, (ii) repayment to related parties for US$5.7 million, (iii) repayment of short-term loans of US$0.8 million.

Capital Expenditures

We made capital expenditures of US$8.5 million, US$14.1 million and US$1.0 million, in 2021, 2022 and 2023, respectively. In these periods, our capital expenditures were mainly used for (1) procurement of equipment, such as molds and machinery for the expansion of production capacity and upgrading of production facilities, (2) addition of intangible assets, such as software and non-patent technology and license, and (3) expenditures for constructing our production facilities.

We plan to fund our future capital expenditures with our existing cash balance and proceeds from our public offerings. We will continue to make capital expenditures to meet the expected growth of our business, including for construction of production facilities and procurement of photomask, mold and various intellectual properties.

C.	Research and development, patents and licenses, etc.

See “Item 4. Information on the Company—B. Business Overview— Research and Development” and “—Intellectual Property.”

D.	Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

We prepare our financial statements in conformity with the U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Our most critical accounting policies are summarized below. For a description of all our significant accounting policies, see Note 2 to our audited consolidated financial statements in this annual report.

Revenue recognition

We account for our revenue in accordance with ASC 606, Revenue from Contracts with Customers (“Topic 606”) for all periods presented. Consistent with the criteria of Topic 606, we recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services to the extent we deem the collection of such consideration is probable. Value-added tax that we collect concurrent with revenue-producing activities is excluded from revenue.

Products revenue

We generate product revenue from the sale of Bitcoin mining machines and related accessories directly to a customer, such as a business or individual engaged in Bitcoin mining activities. We recognize revenue at a point in time when the control of the products has been transferred to customers. The transfer of control is considered complete when products have been picked up by or shipped to customers. Our sales arrangements for Bitcoin mining machines usually require a full prepayment before the delivery of products. The advance payment is not considered a significant financing component because the period between when we transfer a promised good to a customer and when the customer pays for that good is short. We also offer credit sales to certain customers and the payment terms under credit sales generally consist of full payment of consideration within one year after the shipping date.

We also generate revenue from the sale of telecommunication products directly to a customer, such as a business or individual engaged in telecommunication businesses. We recognize revenue at a point in time when products are delivered and customer acceptance is received. For the sales arrangements of telecommunications products, we generally require payment upon issuance of invoices.

We elected to account for shipping and handling fees that occur after the customer has obtained control of goods, for instance, free on board shipping point arrangements, as a fulfillment cost and accrues for such costs. We provide factory warranty for the products sold, and the repairment cost incurred was immaterial for the years ended December 31, 2023, 2022 and 2021.

Service revenue - Management and maintenance services

We generate revenue from management and maintenance services under separate contracts. Revenue from management services primarily includes service fees for the provision of mining machine hosting services to customers and maintenance services primarily relates to our repairment service for the telecommunication equipment we sold to our customers. We halted mining machine hosting services in the PRC at the end of April 2021. Revenue from the maintenance service to the customer is recognized at a point in time when services are provided. Revenue from the management service to the customer is recognized as the performance obligation is satisfied over time over the service period.

Service revenue - Cross-border payment and foreign exchange services

We generate revenue from cross-border payment and foreign exchange services started from March 2022 in connection with the acquisition of Compass Global Holdings Pty Ltd. See Note 3 to our audited consolidated financial statements in this annual report.

For the majority of the cross-border payment and foreign exchange services, customers agree to terms and conditions for all transactions, either at the time of initiating a transaction or signing a contract with us to provide payment services to the customers. Revenue is measured as the difference between the exchange rate set by us to the customer and a rate available in the wholesale foreign exchange market. We execute the transaction and make payments to the recipient to satisfy its performance obligation to the customer, and therefore, we recognize revenue at a point in time when this performance obligation has been fulfilled.

Service revenue - Cryptocurrency exchange services

We generate revenue from cryptocurrency exchange service by facilitating the customers’ cryptocurrency transactions via our proprietary exchange platform or through an offline, OTC transaction facilitation process. We act as an agent in the transactions and presents revenue for the fees earned on a net basis.

Cryptocurrency exchange transactions were matched on our proprietary exchange platform when a customer submits an offer to buy, sell, or convert cryptocurrencies, and another customer accepts and settles that offer. We charge a service fee in fiat currency or cryptocurrencies at the transaction level in amount calculated based on volume which varies depending on the payment type and the value of the transaction. We also conduct cryptocurrency exchange services through our OTC execution typically by acting as an agent and providing transaction matching to the customers’ offers through the utilization of liquidity providers. In the case when a customer raises the need to buy cryptocurrencies, we will help the customer look for a matching need to sell the same quantity of cryptocurrencies from a liquidity provider. When we find such a liquidity provider, we ask for the selling rate, and apply a margin to the rate and offer to the customer. If the customer agrees to the rate, we facilitate the transaction. Revenue generated from the transaction matching through OTC facilitation is measured to be the margin applied to the rate set by the liquidity provider and the transaction price is charged and collected in fiat currency. We consider our performance obligation satisfied and recognize revenue at a point in time when the transaction is processed. Contracts with customers are usually open-ended and can be terminated by either party without a termination penalty. Therefore, contracts are defined at the transaction level and do not extend beyond the service already provided. We do not provide refunds, concession, or reversal of a completed transaction.

Judgment is required in determining whether we are the principal or the agent in transactions among customer or between customers and liquidity providers. We evaluate the presentation of revenue on a gross or net basis based on whether we control the cryptocurrency provided before it is transferred to the customer (gross) or whether we act as an agent by arranging for another customer or a liquidity provider to provide the cryptocurrency to the customer (net). We do not control the cryptocurrency being provided before it is transferred to the buyer and do not have inventory risk related to the cryptocurrency. We also do not set the price for the cryptocurrency as the price involved in the transaction is a market or a negotiated rate between customers or parties. As a result, we act as an agent in facilitating the ability for a customer to purchase cryptocurrencies from another customer.

We commenced the cryptocurrency exchange business in 2022. For the years ended December 31, 2023 and 2022, the revenue generated from the cryptocurrency exchange services was primarily from the transaction matching facilitated through OTC execution.

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

A detailed summary of significant accounting estimates is as follows:

Impairment of Intangible Asset and Goodwill

We review our intangible assets for impairment and perform a goodwill impairment assessment on an annual basis through a qualitative or quantitative assessment and when events and circumstances indicate that the estimated fair value of a reporting unit may no longer exceed its carrying value. The process of evaluating the potential impairment of intangible asset and goodwill is subjective because it requires the use of estimates and assumptions in determining a reporting unit’s fair value, as well as the fair value of the intangible asset. We calculate the fair values by using the income approach based on the present value of future discounted cash flows, which requires us to use estimates and judgments about the future cash flows of the reporting unit, primarily including forecasted revenue and revenue growth rates, weighted average cost of capital, and forecasted operating cash flows. We believe the accounting estimate for impairment of intangible asset and reporting unit is a critical accounting estimate because our estimates of fair values of intangible asset and reporting unit are based upon assumptions that are highly subjective, but which are inherently uncertain and, as a result, actual results may differ from estimates.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Our board of directors is currently composed of five members. The table below sets forth certain information are as of April 25, 2024. concerning our current board of directors and our senior management as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dong Hu	50	Chairman of the Board, Chief Executive Officer and Chief Financial Officer
Chunjuan Peng	47	Director and Deputy General Manager
Yanqing Gao	59	Independent Director
Tingjie Lyu	68	Independent Director
Mingming Su	39	Independent Director

Dong Hu is our founder and has served as chairman of the board of directors, and our chief executive officer since May 2018 and our chief financial officer since May 2022. He has also served as a director and chief executive officer of Zhejiang Ebang since January 2010. Mr. Hu has over 24 years of experience in the network communication and computing industry. Between August 1998 and August 2009, he was a teacher of the College of Information Engineering at Zhejiang University of Technology. From August 2009, he worked as a teacher of the College of Computer Science and Technology at the same university until October 2017. He is also an executive director of each of Zhejiang Ebang, Ebang IT, Hangzhou Dewang, Ebang Hongfa, Hangzhou Ebang Shuotai and Hangzhou Yibang Botong, Zhejiang Ebang Communication and Hangzhou Ebang Shengye and a director of HK Ebang Communications, HK Ebang Technology, and HK Ebang Digital, Ebang Digital Asset Management, Ebang Digital Asset Custody, Ebang Trust, Ebang Financial Services, Ebonex Singapore Pte. Ltd., Singapore Ebang Pte. Ltd., Ebon Pay Pte. Ltd., Ebon Management, Ebonex Australia, Australia Ebon Pty Ltd, Ebon Management Australia and Compass Global. Mr. Hu is primarily responsible for overseeing the sales and marketing, research and development, business strategy and overall management of our company. Mr. Hu graduated from Zhejiang University of Technology with an undergraduate degree in industrial automation in July 1998. In September 2008, Mr. Hu obtained a master of business administration (MBA) degree from Zhejiang University.

Chunjuan Peng is our deputy general manager and has served as a director since May 2018. She has also served as a deputy general manager of Zhejiang Ebang since January 2010 and a director of Zhejiang Ebang from January 2010 to March 2021. She has served as a director of Hangzhou Yibang Botong and HK Ebang Information since November 2021 and August 2022, respectively. Ms. Peng has over 19 years of experience in the areas of business operation and production and supply chain management. From September 2003 to January 2010, Ms. Peng was a deputy general manager at Hangzhou Ebang Communication Technology Co., Ltd., where she was responsible for assisting in managing the daily operation of the company. Ms. Peng is mainly responsible for our production and supply chain management, which includes overseeing the procurement of raw materials and production and quality control. Ms. Peng graduated from Jiangxi Normal University with a self-taught associate degree in tourism management in June 1997.

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

Tingjie Lyu has served as our director since June 2020. He has served as an independent director of China Satellite Communications Co., Ltd., China Communications Services Corporation Limited, Beijing Digital Telecom Co., Ltd. and Beijing Tongtech Co., Ltd. since May 2016, June 2015, May 2013 and August 2023, respectively. He has also served as a director of Wooboo Mobile Media Co., Ltd. since July 2016. Mr. Lyu has over 39 years of experience in the telecommunications industry. Since June 1985, Mr. Lyu successively served as a teacher, an associate professor and a professor at Beijing University of Posts and Telecommunications, College of Economic Management. Mr. Lyu holds a bachelor’s degree in radio engineering and a master’s degree in management engineering from Beijing University of Posts and Telecommunications and a doctor’s degree in engineering from Kyoto University.

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

Board Diversity Matrix (As of date of April 26, 2024)

Country of Principal Executive Offices			China
Foreign Private Issuer			Yes
Disclosure Prohibited Under Home Country Law			No
Total Number of Directors			5
	Female	Male	Non-Binary	Did not disclose
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.	Compensation

Compensation

For the fiscal year ended December 31, 2023, we paid an aggregate of approximately US0.5 million in cash to our directors and executive officers, respectively. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

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

Clawback Policy

On October 7, 2023, the Board adopted a clawback policy (the “Clawback Policy”) providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

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

As of the date of this annual report, we have granted 152,370 restricted shares after forfeitures under the 2020 Plan and we did not grant any awards under the 2021 Plan.

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

Board composition

Our board of directors consists of five directors, including three independent directors. A director is not required to hold any shares in our company to qualify to serve as a director. The Nasdaq Rules generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board of directors affirmatively determined that Yanqing Gao, Tingjie Lyu and Mingming Su are independent directors, and that we have a majority of independent directors serving on our board of directors.

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

Audit Committee

Our audit committee consists of Yanqing Gao, Tingjie Lyu and Mingming Su. Mr. Gao is the chairman of our audit committee. We have determined that each of Messrs. Gao, Lyu and Su satisfies the “independence” requirements of the Rule 5605(c)(2) of the Nasdaq Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Mr. Gao qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq Rules.

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

Compensation Committee

Our compensation committee consists of Dong Hu, Tingjie Lyu and Mingming Su. Mr. Hu is the chairman of our compensation committee. We have determined that each of Messrs. Lyu and Su satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Rules.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Chunjuan Peng, Yanqing Gao and Tingjie Lyu. Ms. Peng is the chairperson of our nominating and corporate governance committee. We have determined that each of Messrs. Gao and Tingjie satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Rules.

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

Duties of Directors

Under Cayman Islands law, our directors owe to us certain fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider to be in good faith and in our best interests. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances.

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

D.	Employees

As of December 31, 2023, we had a total of 303 employees, among which, 46 full-time employees were located outside of China.

The following table sets forth a breakdown of our employees by function as of December 31, 2023:

Function	Number of Employees
Management	5
Research and development	130
Production	29
Sales and marketing	41
Finance, operations and others	98
Total	303

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

The following table sets forth information concerning the beneficial ownership of our ordinary shares, as of April 25, 2024 with respect to:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5.0% of our ordinary shares.

The calculations in the table below are based on 6,543,938.22 ordinary shares outstanding as of April 25, 2024, comprising of 4,989,746.22 Class A ordinary shares and 1,554,192 Class B ordinary shares, assuming no exercise of outstanding warrants and excluding ordinary shares reserved for issuance under our Amended and Restated 2020 Share Incentive Plan and 2021 Share Incentive Plan.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of April 25, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares*** (%)	Percentage of total voting power**** (%)
Directors and Executive Officers**
Dong Hu(1)	3,750	1,554,192	23.8	86.2
Chunjuan Peng	*	–	*	*
Yanqing Gao	–	–	–	–
Tingjie Lyu	–	–		–
Mingming Su	–	–	–	–
All directors and executive officers as a group	32,486	1,554,192	24.2	86.3
Principal Shareholders:
Affiliates of Dong Hu(1)	3,750	1,554,192	23.8	86.2
CVI Investments, Inc.(2)	343,332	–	5.2	*

*	Represents less than 1% of our total outstanding shares.

**	Except as indicated otherwise below, the business address of our directors and executive officers is 12 Marina View, #20-02B, Asia Square Tower 2, Singapore, 018961.

***	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of April 25, 2024.

****	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to 20 votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one for one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

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

(2)	Heights Capital Management, Inc. (“Heights Capital”), serves as the investment manager to CVI Investments, Inc. (“CVI”), and as such may exercise voting and dispositive power over the Class A ordinary shares held by CVI and may be deemed to beneficially own these Class A ordinary shares. William Walmsley, Director of CVI Investments, Inc., may also be deemed to beneficially own these Class A ordinary shares, as may Brian Sopinsky, Secretary of Heights Capital Management, Inc. Mr. Kobinger disclaims any such beneficial ownership of the securities. Each of Messrs. Walmsley and Sopinsky, CVI and Heights Capital disclaims beneficial ownership of these Class A ordinary shares except to the extent of their pecuniary interest therein. The address of the principal business office of Mr. Walmsley and CVI Investments, Inc. is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands. The address of the principal business office of Mr. Sopinsky and Heights Capital Management, Inc. is 101 California Street, Suite 3250, San Francisco, California 94111. The number of Class A ordinary shares held by CVI is based on information included in the Schedule 13-G filed by CVI with the SEC on February 14, 2024 reporting its beneficial ownership of Class A ordinary shares.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. To our knowledge, as of April 25, 2024, 4,952,972 Class A ordinary shares, representing approximately75.7% of our issued and outstanding ordinary shares, were held by one record holder in the United States, which is Cede & Co., a nominee of The Depository Trust Company, and none of our Class B ordinary shares are held by record holders in the United States.

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

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Other Transactions with Related Parties

Property Tenancy Agreements with Zhejiang Wansi Computer Manufacturing Company Limited

As of the date of this annual report, some of our PRC subsidiaries have entered into several tenancy property management agreements with Zhejiang Wansi Computer Manufacturing Company Limited (“Zhejiang Wansi”). The lease terms are for consecutive one-year terms. Zhejiang Wansi is 68.68% owned by the spouse of Dong Hu, our controlling shareholder, chairman of the board directors, chief executive officer and chief financial officer. Zhejiang Wansi is therefore an associate of Mr. Hu. In 2021, 2022 and 2023, lease expenses from Zhejiang Wansi were approximately US$32,000, US$44,000 and US$29,000, respectively. As of December 31, 2021, 2022 and 2023, the operating lease liabilities to Zhejiang Wansi is approximately $49,000 and $18,000 and $31,000 respectively.

Property Tenancy Agreements with Hangzhou Yiquansheng Communication Technology Company Limited

In May 2021, our PRC subsidiary Zhejiang Ebang entered into a tenancy property management agreement with Hangzhou Yiquansheng Communication Technology Co., Ltd. (“Hangzhou Yiquansheng”). The lease term is from May 2021 to December 2023. Hangzhou Yiquansheng is 100% owned by Mr. Hu, our controlling shareholder, chairman of the board of directors, chief executive officer and chief financial officer. In 2021, 2022 and 2023, lease expenses from Hangzhou Yiquansheng were approximately US $379,000, US$558,000 and US$495,000 respectively. As of December 31, 2022 and 2023, the operating lease liabilities to Hangzhou Yiquansheng is approximately $266,000 and $0 respectively.

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

ITEM 9. THE OFFER AND LISTING

A. Offering and listing details

Our Class A ordinary shares have been listed on the Nasdaq Global Select Market since June 26, 2020 under the symbol “EBON.”

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

B. Plan of distribution

Not applicable.

C. Markets

Our Class A ordinary shares have been listed on the Nasdaq Global Select Market since June 26, 2020 under the symbol “EBON.”

D. Selling shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share capital

Not applicable.

B. Memorandum and articles of association

We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our Articles, as amended and restated from time to time, the Companies Act (Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

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

C. Material contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report.

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

I.	Subsidiary information

Not applicable.

J.	Annual Report to Security Holders

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

Currency Risk

We have subsidiaries in multiple countries which operate in local currencies. Our reporting currency is denominated in U.S. dollars. We are exposed to currency risk primarily through sales and purchases which give rise to receivables, payables and cash balances that are denominated in a currency other than the functional currency of the operations to which the transactions relate. Thus, our revenues and results of operations may be impacted by exchange rate fluctuations between RMB, Hong Kong dollars, Euros, Australian dollars and U.S. dollars. We had currency translation gains of US$1.0 million in 2021 recognized in other comprehensive gain, and currency transaction loss of US$5.3 million and US$2.3 million in 2022 and 2023, respectively, as a result of changes in the exchange rate.

Inflation

To date, inflation in China and Hong Kong has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021, 2022 and 2023 were increases of 1.5%, 1.8% and a decrease of 0.3%, respectively, and according to the Census and Statistics Department of Hong Kong, the year-over-year percent changes in the consumer price index for December 2021, 2022 and 2023 was a decrease of 1.6%, and increases of 2.0% and 2.4%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China or Hong Kong experiences higher rates of inflation in the future.

According to the Australian Bureau of Statistics, the year-over-year percent changes in the consumer price index for December 2021, 2022 and 2023 were increases of 2.8%, 8.3% and 4.1%, respectively. The inflation increment has led to a significant increase in our overseas business personnel recruitment and raw material procurement costs. If we are unable to pass on the increase in production costs to our customers, our profitability may decline, and our operating results may be significantly adversely affected by continued rising inflation.

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

Use of Proceeds

In June 2020, we completed our initial public offering in which we offered and sold an aggregate 642,145 (19,264,337 before the Share Consolidation) of our Class A ordinary shares, at an initial offering price of US$156.90 (US$5.23 before the Share Consolidation) per Class A ordinary share. The registration statement on Form F-1, as amended (File No. 333-237843), in connection with the initial public offering was declared effective by the SEC on June 25, 2020. AMTD Global Markets Limited, Loop Capital Markets LLC and Prime Number Capital LLC were the representatives of the underwriters for our initial public offering. We received net proceeds of approximately US$91.7 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$9.1 million, which included US$7.1 million in underwriting discounts and commissions for the initial public offering and approximately US$2 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. For the period from June 25, 2020 to December 31, 2023, we had used approximately US$65 million of the net proceeds received from our initial public offering for (i) expansion of overseas business and new businesses, including establishing research and development centers and taking selling and marketing initiatives overseas, (ii) development and introduction of new mining machines, (iii) corporate branding and marketing activities, and (iv) general corporate purposes, including working capital needs and other corporate uses. We still intend to use the balance of the net proceeds from our initial public offering as disclosed in the registration statement.

From November 2020 to April 2021, we received net proceeds of an aggregate of approximately US$209 million through follow-on public offerings in connection with three registration statements on Form F-1, as amended (File Nos. 333-249647, 333-252804 and 333-254787, respectively). The offerings were priced at US$156.9, US$150.00 and US$183.00 (US$5.25, US$5.00 and US$6.1 before the Share Consolidation) per unit, respectively, with each unit consisting of one Class A ordinary share and one warrant to purchase one-half of one Class A ordinary share. The registration statements were declared effective by the SEC on November 17, 2020, February 10, 2021 and March 31, 2021, respectively. The total expenses incurred for our company’s account in connection with these offerings were approximately US$14.4 million, which included US$13.4 million in placement agent fees and approximately US$1 million in other costs and expenses for these offerings. Univest Securities, LLC was the placement agent for these offerings. None of the transaction expenses in connection with these offerings included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from these follow-on public offerings were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. For the period from November 17, 2020 to December 31, 2023, we had used approximately US$86 million of the net proceeds received from our follow-on offerings for (i) development and application of blockchain technology into financial services, (ii) research, development, production and sales of ASICs and equipment related to cryptocurrencies, (iii) establishment of compliant cryptocurrency mining farms, (iv) establishment and operation of Fintech service platforms, (v) corporate branding and marketing activities, and (vi) general corporate purposes, which may include working capital needs and other corporate uses. We still intend to use the net proceeds from such offerings as disclosed in their respective registration statements.

ITEM 15. CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

As of December 31, 2023, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, our management has concluded that our disclosure controls and procedures were not effective as of December 31, 2023 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, failed to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures.

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2023 due to a material weakness identified in our internal control over financial reporting as described below.

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

Internal Control Over Financial Reporting

During the audit of our financial statements for the year ended December 31, 2023, one material weakness was identified in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is related to the lack of sufficient accounting personnel with appropriate experience and knowledge in financial reporting in accordance with U.S. GAAP.

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

However, we cannot assure you that we will remediate our material weakness in a timely manner. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business Operations—We incur significant costs and demands upon management and accounting and finance resources as a result of complying with the laws and regulations affecting public companies; if we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements and otherwise make timely and accurate public disclosure could be impaired, which could harm our operating results, our ability to operate our business and our reputation.” Additionally, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses.

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

D.	Changes in Internal Control over Financial Reporting

Subject to the above, there were no other changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

	2023	2022
Audit fees	$669,500	$669,500
Audit related fees	51,500	20,600
Tax fees	-	-
All other fees	-	-
Total	$721,000	$690,100

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

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J. Insider Trading Policies

Our board of directors has adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management and employees. A copy of our insider trading policy is included as an exhibit to this annual report.

ITEM 16K. Cybersecurity

Cybersecurity Risk Management and Strategy

Safeguarding the Company’s information systems, assets, data, intellectual property and network infrastructure and ensuring that risks related to cybersecurity threats are appropriately managed is essential to maintaining a consistently high level of service experience for our clients; the confidentiality, integrity and availability of our information systems; and the trust of our stakeholders, as well as meeting applicable regulatory requirements. We have implemented a multi-faceted cybersecurity risk management framework, which is integrated in our overall enterprise risk management system and processes.

Our cybersecurity team is tasked with assessing, identifying and managing risks related to cybersecurity threats and, under the leadership of our Chief Executive Officer, is responsible for:

●	proactive detection and assessment of threats and vulnerabilities through vulnerability testing, penetration testing and attack simulation;

●	development of risk-based action plans to manage identified vulnerabilities and implementation of new protocols and infrastructure improvements;

●	cybersecurity incident investigations, with the assistance of third-party experts as required;

●	monitoring threats to sensitive data and unauthorized access to Company systems, with assistance of third-party data loss prevention software and a third-party security operations center;

●	performing cybersecurity risk assessments of key vendors and counterparties to ensure compliance with our and our clients’ cybersecurity standards;

●	developing and executing protocols to ensure that information regarding cybersecurity incidents is promptly shared with our Chief Executive Officer, executive leadership team, audit committee and board of directors, as appropriate, to allow for risk and materiality assessments and to consider disclosure and notice requirements;

●	developing and implementing periodic training on cybersecurity, information security and threat awareness; and

●	collaborating with law enforcement and other companies on cybersecurity incidents and best practices.

There were no material cybersecurity incidents during the year ended December 31, 2023, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on the Company’s strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted.

Role of Management

Our Chief Executive Officer, Dong Hu, leads management’s assessment, identification and management of risks related to cybersecurity threats and receives regular briefings on cybersecurity matters from the cybersecurity team, including results of vulnerability testing and remediation, cyber incident response and progress on cybersecurity infrastructure initiatives. Mr. Hu has over 24 years of experience in the network communication and computing industry.  See “Item 6A—Directors and Senior Management” for more information on Mr. Hu’s expertise.

Role of the Board of Directors

Our board of directors recognizes the importance of robust cybersecurity management programs and is actively engaged in overseeing and reviewing the Company’s cybersecurity risk profile and exposures. Our board of directors has delegated the oversight of our process for assessing, identifying and managing material risks related to cybersecurity threats to the audit committee.

The responsibilities of the audit committee include reviewing the cybersecurity threat landscape facing the Company, as well as our strategy, policies and procedures to mitigate cybersecurity risks and any significant cybersecurity incidents. The audit committee also considers the impact of emerging cybersecurity developments and regulations that may affect the Company.

The audit committee and the board of directors meet periodically with relevant members of management who provide reports on cybersecurity matters including, among others: recent external cybersecurity threats and attack trends; updates to threat monitoring processes; the composition of our cybersecurity team; cybersecurity awareness training and stress testing; cybersecurity strategy; cybersecurity metrics, assessments and peer ratings; and cybersecurity programs. The audit committee has also directed management to inform the committee promptly and, when appropriate the board of directors, of any investigation of a material cybersecurity incident. Where an update has not been provided directly to the board of directors, the audit committee provides the full board of directors with updates on cybersecurity risks and incidents and other matters as needed, and reports to the board of directors on an ad hoc basis with respect to material incidents and other developments that the audit committee believes should have the board of directors’ consideration. The audit committee and the board of directors may, from time to time, engage third party advisors and experts, and meet with the Company’s external advisors on cybersecurity matters, as appropriate.

PART III

ITEM 17. Financial statements

We have responded to Item 18 in lieu of this item.

ITEM 18. Financial statements

Financial Statements are filed as part of this annual report, see pages F-1 to F-34  to this annual report.

ITEM 19. Exhibits

Exhibit no.	Description
1.1	Second Amended and Restated Memorandum of Association and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.1 to the Report of Foreign Private Issuer on Form 6-K, furnished with the Securities and Exchange Commission on December 22, 2021)
2.1	Form of Warrant (November 2020 Offering) (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-249647), as amended, initially filed with the Securities and Exchange Commission on October 23, 2020)
2.2	Form of Warrant (February 2021 Offering) (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-252804), as amended, initially filed with the Securities and Exchange Commission on February 5, 2021)
2.3	Form of Warrant (February 2021 Inducement) (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-253784), initially filed with the Securities and Exchange Commission on March 2, 2021)
2.4	Form of Warrant (April 2021 Offering) (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-254787), as amended, initially filed with the Securities and Exchange Commission on March 26, 2021)
2.5	Description of Securities
4.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-237843), as amended, initially filed with the Securities and Exchange Commission on June 17, 2020)
4.2	Form of Employment Agreement between the Registrant and each of its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-237843), as amended, initially filed with the Securities and Exchange Commission on June 17, 2020)
4.3	Form of Securities Purchase Agreement (November 2020 Offering) (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-249647), as amended, initially filed with the Securities and Exchange Commission on October 23, 2020)
4.5	Form of Securities Purchase Agreement (February 2021 Offering) (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-252804), as amended, initially filed with the Securities and Exchange Commission on February 5, 2021)
4.7	Form of Securities Purchase Agreement (April 2021 Offering) (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-254787), as amended, initially filed with the Securities and Exchange Commission on March 26, 2021)
4.9	Amended and Restated 2020 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-257787), filed with the Securities and Exchange Commission on July 9, 2021)
4.10	Form of Restricted Share Award Agreement under the Amended and Restated 2020 Share Incentive Plan (incorporated herein by reference to Exhibit 4.10 to the Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 28, 2023)

4.11	2021 Share Incentive Plan (incorporated herein by reference to Appendix A to the Registrant’s Proxy Statement, attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K, furnished with the Securities and Exchange Commission on November 15, 2021)
4.12	Form of Restricted Share Award Agreement under the 2021 Share Incentive Plan (incorporated herein by reference to Exhibit 4.12 to the Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 28, 2023)
8.1	List of significant subsidiaries and consolidated affiliated entity of the Registrant
11.1	Insider Trading Policy
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Conyers Dill and Pearman
15.2	Consent of Jingtian & Gongcheng
15.3	Consent of MaloneBailey, LLP, Independent Registered Public Accounting Firm
97.1	Clawback Policy
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EBANG INTERNATIONAL HOLDINGS INC.

By:	/s/ Dong Hu
	Name:	Dong Hu
	Title:	Chief Executive Officer and Chief Financial Officer

Date: April 26, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Ebang International Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ebang International Holdings Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Houston, Texas

April 26, 2024

EBANG INTERNATIONAL HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(Stated in US dollars)

	Notes	December 31, 2023	December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents		$241,634,262	$251,294,952
Restricted cash, current		88,614	29,039
Short-term investments	4	496,122	5,835,377
Accounts receivable, net	6	946,514	3,334,727
Advances to suppliers		1,071,137	1,178,168
Inventories, net	7	198,846	440,064
Prepayments		304,453	281,611
Other current assets, net		5,691,679	6,711,422
Total current assets		250,431,627	269,105,360

Non-current assets:
Property, plant and equipment, net	8	33,151,061	36,549,278
Intangible assets, net	9	2,329,777	6,890,738
Operating lease right-of-use assets	14	6,119,535	5,343,608
Operating lease right-of-use assets - related parties	14/18	31,197	519,140
Restricted cash, non-current		1,197,286	903,125
Goodwill	3	-	2,299,628
VAT recoverable		4,061,079	21,132,898
Other assets		918,086	1,421,309
Total non-current assets		47,808,021	75,059,724

Total assets		$298,239,648	$344,165,084

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable		$292,570	$1,456,577
Accrued liabilities and other payables	10	9,804,848	11,519,091
Operating lease liabilities, current	14	1,764,259	1,217,604
Operating lease liabilities - related parties, current	14/18	28,849	283,567
Advances from customers		69,361	1,010,852
Total current liabilities		11,959,887	15,487,691

Non-current liabilities:
Operating lease liabilities, non-current	14	4,880,844	5,755,973
Operating lease liabilities – related party, non-current	14/18	2,348	-
Deferred tax liabilities	11	74,225	1,133,539
Total non-current liabilities		4,957,417	6,889,512

Total liabilities		16,917,304	22,377,203

Equity:
Class A ordinary share, HKD0.03 par value, 11,112,474 shares authorized, 4,989,746 and 4,725,019 shares issued, 4,726,424 and 4,700,852 shares outstanding as of December 31, 2023 and 2022, respectively(1) (2)	12	18,178	18,080
Class B ordinary share, HKD0.03 par value, 1,554,192 shares authorized, issued and outstanding as of December 31, 2023 and 2022, respectively(1)	12	5,978	5,978
Additional paid-in capital		397,467,795	397,620,927
Statutory reserves	15	11,079,649	11,079,649
Accumulated deficit		(114,840,665)	(78,068,522)
Accumulated other comprehensive loss		(13,887,088)	(11,724,531)
Total Ebang International Holdings Inc. shareholders’ equity		279,843,847	318,931,581

Non-controlling interest		1,478,497	2,856,300

Total equity		281,322,344	321,787,881

Total liabilities and equity		$298,239,648	$344,165,084

(1)	Retrospectively adjusted for the effect of the Reverse Stock Split effected on November 20, 2022. See Note 12.
(2)

As of December 31, 2023 and 2022, 263,322 and 24,167 (725,000 before the Reverse Stock Split) shares reserved for future issuance upon the vesting of RSAs granted under the 2020 Plan were considered issued but not outstanding, respectively. See Note 12.

The accompanying notes are an integral part of these consolidated financial statements

EBANG INTERNATIONAL HOLDINGS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Stated in US dollars)

	Notes	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Product revenue		$782,349	$29,537,224	$48,323,022
Service revenue		4,072,832	2,790,895	3,127,225
Total revenues	2/16	4,855,181	32,328,119	51,450,247
Cost of revenues		21,558,986	16,915,795	22,227,055
Gross profit (loss)		(16,703,805)	15,412,324	29,223,192

Operating expenses:
Selling expenses		1,893,607	1,956,120	1,418,586
General and administrative expenses		29,041,432	40,712,314	25,774,237
Impairment of intangible assets	3/9	3,708,247	20,738,130	-
Impairment of goodwill	3	2,299,628	-	-
Total operating expenses		36,942,914	63,406,564	27,192,823

Gain on disposal of subsidiaries	19	(7,524)	(5,941)	-
Income (loss) from operations		(53,639,195)	(47,988,299)	2,030,369

Other income (expenses):
Interest income		11,941,453	4,362,832	1,779,672
Interest expenses		-	-	(4,383)
Other income		1,131,178	1,033,622	133,477
Gain (loss) from investment		356,996	(509,496)	(3,656,520)
Net gain on disposal of cryptocurrencies		744,803	-	-
Exchange gain (loss)		456,647	(2,161,264)	1,780,087
Government grants		62,600	81,911	434,604
Other expenses		(119,531)	(649,476)	(108,328)
Total other income		14,574,146	2,158,129	358,609

Income (loss) before income taxes benefit		(39,065,049)	(45,830,170)	2,388,978

Income taxes benefit	11	(1,031,461)	(72,933)	(378,843)

Net income (loss)		(38,033,588)	(45,757,237)	2,767,821
Less: net loss attributable to non-controlling interest		(1,261,445)	(1,868,995)	(1,663,120)
Net income (loss) attributable to Ebang International Holdings Inc.		$(36,772,143)	$(43,888,242)	$4,430,941

Comprehensive income (loss)
Net income (loss)		$(38,033,588)	$(45,757,237)	$2,767,821
Other comprehensive income (loss):
Foreign currency translation adjustment		(2,278,915)	(5,338,217)	953,073

Total comprehensive income (loss)		(40,312,503)	(51,095,454)	3,720,894
Less: comprehensive loss attributable to non-controlling interest		(1,377,803)	(2,379,686)	(1,461,374)
Comprehensive income (loss) attributable to Ebang International Holdings Inc.		$(38,934,700)	$(48,715,768)	$5,182,268

Net income (loss) per ordinary share attributable to Ebang International Holdings Inc.
Basic (1)	5	$(5.86)	$(7.03)	$0.75
Diluted (1)	5	$(5.86)	$(7.03)	$0.75

Weighted average ordinary shares outstanding
Basic (1)	5	6,275,118	6,247,333	5,923,845
Diluted (1)	5	6,275,118	6,247,333	5,928,858

(1)	Retrospectively adjusted for the effect of the Reverse Stock Split effected on November 20, 2022. See Note 12.

The accompanying notes are an integral part of these consolidated financial statements

EBANG INTERNATIONAL HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Stated in US dollars)

	Class A Ordinary Shares(1)(2)		Class B Ordinary Shares(1)		Additional			Accumulated Other	Non-
	Number of		Number of		Paid-in	Statutory	Accumulated	Comprehensive	controlling	Total
	Shares	Amount	Shares	Amount	Capital	Reserves	Deficit	Loss	Interest	Equity

Balance, January 1, 2021	2,966,985	$11,411	1,554,192	$5,978	$138,288,921	$11,049,847	$(38,581,419)	$(7,648,332)	$6,697,360	$109,823,766

Share issuance following initial public offering, net of issuance cost	1,220,000	4,693	-	-	186,772,032	-	-	-	-	186,776,725

Share issuance from exercise of warrants, net of issuance cost	453,333	1,744	-	-	67,949,236	-	-	-	-	67,950,980

Share-based compensation	-	-	-	-	707,000	-	-	-	-	707,000

Net income (loss)	-	-	-	-	-	-	4,430,941	-	(1,663,120)	2,767,821

Transfer to reserve	-	-	-	-	-	29,802	(29,802)	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	-	-	751,327	201,746	953,073

Balance, December 31, 2021	4,640,318	$17,848	1,554,192	$5,978	$393,717,189	$11,079,649	$(34,180,280)	$(6,897,005)	$5,235,986	$368,979,365

Issuance of vested restricted share awards	60,534	232	-	-	(232)	-	-	-	-	-

Share-based compensation	-	-	-	-	3,903,970	-	-	-	-	3,903,970

Net loss	-	-	-	-	-	-	(43,888,242)	-	(1,868,995)	(45,757,237)

Foreign currency translation adjustment	-	-	-	-	-	-	-	(4,827,526)	(510,691)	(5,338,217)

Balance, December 31, 2022	4,700,852	$18,080	1,554,192	$5,978	$397,620,927	$11,079,649	$(78,068,522)	$(11,724,531)	$2,856,300	$321,787,881

Issuance of vested restricted share awards	25,572	98	-	-	(98)	-	-	-	-	-

Share-based compensation	-	-	-	-	(153,034)	-	-	-	-	(153,034)

Net loss	-	-	-	-	-	-	(36,772,143)	-	(1,261,445)	(38,033,588)

Foreign currency translation adjustment	-	-	-	-	-	-	-	(2,162,557)	(116,358)	(2,278,915)

Balance, December 31, 2023	4,726,424	$18,178	1,554,192	$5,978	$397,467,795	$11,079,649	$(114,840,665)	$(13,887,088)	$1,478,497	$281,322,344

(1)	Retrospectively adjusted for the effect of the Reverse Stock Split effected on November 20, 2022. See Note 12.

(2)	As of December 31, 2023 and 2022, 263,322 and 24,167 (725,000 before the Reverse Stock Split) shares reserved for future issuance upon the vesting of RSAs granted under the 2020 Plan were considered issued but not outstanding, respectively. See Note 12.

The accompanying notes are an integral part of these consolidated financial statements.

EBANG INTERNATIONAL HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in US dollars)

	For the year	For the year	For the year
	ended	ended	ended
	December 31,	December 31,	December 31,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(38,033,588)	$(45,757,237)	$2,767,821
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization expenses	3,519,859	10,711,543	6,258,055
Provision for (reversal of) credit losses	975,114	3,803,437	(310,012)
Share-based compensation	(153,034)	3,903,970	707,000
Loss on disposal of property, plant and equipment	478,849	547,338	9,243
Loss on disposal of intangible assets	200,000	-	-
Inventory write-down	340,186	6,482,019	2,233,452
(Gain) Loss on short-term investment	(356,996)	509,496	3,656,520
Impairment of goodwill	2,299,628	-	-
Deferred income taxes	(1,031,461)	(80,599)	(2,845,588)
Impairment of property, plant and equipment	57,117	-	3,109,922
Impairment of intangible assets	3,708,247	20,738,130	-
Impairment of VAT recoverable	16,688,647	4,474,784	-
Loss from cybersecurity event	2,251,551	-	-
Noncash lease expenses	1,835,542	1,711,943	1,066,838
(Gain) Loss on foreign currency transactions	(456,647)	2,161,264	(1,780,087)
Gain on disposal of cryptocurrencies	(744,803)	-	-
Gain on disposal of subsidiaries	(7,524)	(5,941)	-
Changes in assets and liabilities:
Accounts receivable, net	2,612,509	2,882,106	333,888
Notes receivable	-	-	775,206
Inventories, net	(122,326)	(185,504)	(5,392,810)
Advances to suppliers	106,246	(178,639)	(818,666)
VAT recoverable	(133,790)	(1,247,508)	(3,799,426)
Prepayments and other current assets, net	956,970	10,410,167	(2,951,664)
Other assets	(323,279)	(850,791)	(51,928)
Accounts payable	(1,130,842)	(1,787,125)	559,817
Notes payable	-	-	(1,100,792)
Income taxes payable	-	-	705
Advances from customers	(916,451)	163,883	51,792
Accrued liabilities and other payables	(4,272,841)	(14,109,951)	(18,329,126)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(11,653,117)	4,296,785	(15,849,840)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(985,794)	(3,803,943)	(6,153,759)
Purchases of intangible assets	-	(10,260,785)	(2,365,495)
Cash paid for short-term investments	-	(28,552,566)	(472,357,646)
Collections from short-term investments	5,694,982	55,101,678	474,365,880
Purchase of cryptocurrencies	(9,162,886)	-	-
Proceeds from disposal of cryptocurrencies	7,199,398	-	-
Payments for business combination, net of cash acquired	-	(5,863,499)	-
Cash from disposal of subsidiaries, net of cash disposed of	7,524	(11,492)	-
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	2,753,224	6,609,393	(6,511,020)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of short-term loans	-	-	(771,629)
Repayment to related parties	-	-	(5,671,902)
Proceeds from issuance of ordinary shares	-	-	254,727,705
NET CASH PROVIDED BY FINANCING ACTIVITIES	-	-	248,284,174

EFFECT OF FOREIGN EXCHANGE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(407,061)	394,336	879,537

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(9,306,954)	11,300,514	226,802,851

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	252,227,116	240,926,602	14,123,751

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$242,920,162	$252,227,116	$240,926,602

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$-	$-	$4,382
Income taxes	$-	$7,666	$928

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Liabilities assumed in connection with purchase of property, plant and equipment	$34,596	$4,616,480	$3,318,477
Liabilities assumed in connection with purchase of intangible assets	$-	$5,440	$366,407
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$1,801,664	$5,394,251	$3,387,501
Remeasurement of the lease liabilities and right-of-use assets due to lease modification	$320,911	$1,485,436	$-
Issuance of vested restricted share awards	$98	$232	$-

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$241,634,262	$251,294,952	$239,872,316
Restricted cash, current	88,614	29,039	171,156
Restricted cash, non-current	1,197,286	903,125	883,130
Total cash, cash equivalents and restricted cash	$242,920,162	$252,227,116	$240,926,602

The accompanying notes are an integral part of these consolidated financial statements.

EBANG INTERNATIONAL HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

Note 1 – Nature of business and organization

Ebang International Holdings Inc. (“Ebang International”) was incorporated on May 17, 2018, as a holding company, as an exempted company with limited liability in the Cayman Islands. Ebang International principally engages in manufacturing and selling high-performance bitcoin mining machines and telecommunication products, and provides financial technology (“Fintech”) services through independently developed Fintech service platforms.

Ebang International and its consolidated subsidiaries are collectively referred to herein as the “Company”, “we” and “us”, unless specific reference is made to an entity.

Corporate Structure

Ebang International Holdings Inc. is a holding company incorporated in the Cayman Islands that does not have substantive operations. We conduct our businesses through our subsidiaries. As of December 31, 2023, the principal subsidiaries of the Company consist of the following entities:

Name	Background		Ownership
Hangzhou Dewang Information Technology Co., Ltd. (“Hangzhou Dewang”)	●	A PRC limited liability company	51.05% owned by Ebang International through its subsidiaries
	●	Incorporated on December 31, 2015
	●	Principally for the design and manufacture of blockchain chips

Ebang Communications (HK) Technology Limited (“HK Ebang Communications”), formerly known as Hong Kong Bite Co., Ltd.	●	A Hong Kong company	100% owned by Ebang International through its subsidiaries
	●	Incorporated on February 12, 2016
	●	Principally for the trading of blockchain chips

Zhejiang Ebang Communication Technology Co., Ltd. (“Zhejiang Ebang”)	●	A PRC limited liability company	99.99% owned by Ebang International through its subsidiaries
	●	Incorporated on January 21, 2010
	●	Principally holding our businesses in the design, manufacture and sale of telecommunications and blockchain processing equipment

Zhejiang Ebang Information Technology Co., Ltd. (“Ebang IT”)	●	A PRC limited liability company	99.99% owned by Ebang International through its subsidiaries
	●	Incorporated on August 11, 2010
	●	Principally for the design, manufacture and sale of telecommunications and blockchain processing equipment

Ebonex Australia Pty Ltd (“Ebonex Australia”)	●	An Australia company	100% owned by Ebang International through its subsidiaries
	●	Incorporated on April 22, 2021
	●	Principally for operating the cryptocurrency exchange platform

Compass Global Holdings Pty Ltd (“Compass Global”)	●	An Australia company	100% owned by Ebang International through its subsidiaries
	●	Acquired on March 21, 2022
	●	Principally for operating the cross-border payment and foreign exchange business

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

Non-controlling Interest

Non-controlling interest on the consolidated balance sheets is primarily resulted from the consolidation of  Hangzhou Dewang, a 51.05% owned subsidiary, and Shanghai Yijiaxin IC Design Co., Ltd. (“Shanghai Yijiaxin”), a wholly-owned subsidiary of Hangzhou Dewang, which became effectively 51.05% owned by the Company. The portion of the income or loss applicable to the non-controlling interest in the subsidiaries are reflected in the consolidated statements of operations and comprehensive income (loss).

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant accounting estimates reflected in the Company’s consolidated financial statements include the impairment of goodwill and an intangible asset recognized from a business combination, and the purchase price allocation relating to a business combination. Other accounting estimates include, but not limited to, estimates for inventory write-down, share-based compensation, useful lives of long-lived assets, impairment of long-lived assets other than impairment of an intangible asset recognized from a business combination, which is considered as a significant accounting estimate, credit losses, income taxes including valuation allowance for deferred tax assets and implicit interest rate of operating leases. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Foreign currency translation and transaction

The accompanying consolidated financial statements are presented in the United States dollar (“$, or US$”), which is the reporting currency of the Company. The functional currency of HK Ebang Communications, HK Ebang Information, all US and BVI entities is United State dollars, the functional currency of Ebang International, HK Ebang Technology is Hong Kong dollar (“HKD”), the functional currency of the PRC subsidiaries is Renminbi (“RMB”), the functional currency of the Australian entities is Australian dollar (“AUD”), and the functional currencies of the remaining subsidiaries are generally the local currencies used in the countries where these subsidiaries are incorporated.

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

Restricted cash

Restricted cash mainly represents the bank deposit pledged in exchange for bank guarantee services related to the Company’s performance of product repairment under factory warranty. As of December 31, 2023 and 2022 the Company had restricted cash balance of US$1,285,900 and US$932,164, respectively.

Short-term investments

The Company’s short-term investments consist of investments in marketable securities, which are accounted for under ASC 321 and reported at their readily determinable fair values as quoted by market exchanges with changes in fair value recognized in earnings.

Short-term investments also include wealth management products with certain financial institutions, which are subject to variable rates of return or not principal-guaranteed. These investments are classified as available-for-sale debt securities and reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss) on the consolidated balance sheets, if any. Realized gains and losses from the sale of available-for-sale debt securities are determined on an aggregate approach basis and are included in the consolidated statements of operations and comprehensive income (loss).

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

For the years ended December 31, 2023, 2022 and 2021, the Company recorded credit losses on other receivable of US$1,279,226, US$1,835,121 and nil, respectively, and credit losses (reversal of credit losses) on accounts receivable of US$(304,112), US$1,968,316 and US$(310,012), respectively.

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

Cryptocurrencies

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment quarterly, or more frequently, when events or changes in circumstances occur, principally decreases in the quoted prices of the cryptocurrencies, indicating that it is more likely than not that the indefinite-lived asset is impaired. In determining if an impairment has occurred, the Company considers the intraday lowest quoted price of one unit of cryptocurrency since acquiring the cryptocurrency. If the then current carrying value of the unit of cryptocurrency exceeds the fair value so determined, an impairment loss has occurred with respect to those units of cryptocurrencies in the amount equal to the difference between their carrying values and the fair value determined. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. For the years ended December 31, 2023, 2022 and 2021, the Company did not recognize any impairment loss.

The purchases and sales of cryptocurrencies are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in gain or loss of disposal of cryptocurrencies in the consolidated statements of operations and comprehensive income (loss). The Company accounts for its gains or losses in accordance with the first-in-first-out (FIFO) method of accounting.

Receivables settled in cryptocurrencies are measured at fair value of the underlying cryptocurrencies based on their respective quoted price initially and subsequently on the measurement date. The change in fair value of the underlying cryptocurrencies is recognized as other income or expenses on the consolidated statements of operations and comprehensive income (loss). Receivable settled in cryptocurrencies is further adjusted for expected credit losses.

The cryptocurrencies held are included in other assets on the consolidated balance sheets. As of December 31, 2023 and 2022, the balance of cryptocurrencies and receivable settled in cryptocurrencies were immaterial.

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

The financial asset carried at fair value on a recurring basis as of December 31, 2023 and 2022 is as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Balance

Short-term investments
As of December 31, 2023	$496,122	$-	$-	$496,122
As of December 31, 2022	$5,611,815	$223,562	$-	$5,835,377

Financial instruments included in current assets and current liabilities except for short-term investments and operating lease liability – related parties, current is reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

The Company’s non-financial assets, including cryptocurrencies, intangible assets, goodwill and property, plant and equipment are measured at fair value when an impairment charge is recognized. Fair value of cryptocurrencies is based on quoted prices in active markets.

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

Products revenue

The Company generates product revenue from the sale of Bitcoin mining machines and related accessories directly to a customer, such as a business or individual engaged in Bitcoin mining activities. The Company recognizes revenue at a point in time when the control of the products has been transferred to customers. The transfer of control is considered complete when products have been picked up by or shipped to customers. The Company’s sales arrangements for Bitcoin mining machines usually require a full prepayment before the delivery of products. The advance payment is not considered a significant financing component because the period between the Company transfers a promised good to a customer and when the customer pays for that good is short. The Company also offers credit sales to certain customers and the payment terms under credit sales generally consist of full payment of consideration within one year after the shipping date.

The Company also generates revenue from the sale of telecommunication products directly to a customer, such as a business or individual engaged in telecommunication businesses. The Company recognizes revenue at a point in time when products are delivered and customer acceptance is received. For the sales arrangements of telecommunications products, the Company generally requires payment upon issuance of invoices.

The Company elected to account for shipping and handling fees that occur after the customer has obtained control of goods, for instance, free on board shipping point arrangements, as a fulfillment cost and accrues for such costs. The Company provides factory warranty for the products sold, and the repairment cost incurred was immaterial for the years ended December 31, 2023, 2022 and 2021.

Service revenue - Management and maintenance services

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

Service revenue - Cross-border payment and foreign exchange services

The Company generates revenue from cross-border payment and foreign exchange services started from March 2022 in connection with the acquisition of Compass Global Holdings Pty Ltd. See Note 3.

For the majority of the cross-border payment and foreign exchange services, customers agree to terms and conditions for all transactions, either at the time of initiating a transaction or signing a contract with the Company to provide payment services to the customers. Revenue is measured as the difference between the exchange rate set by the Company to the customer and a rate available in the wholesale foreign exchange market. The Company executes the transaction and makes payments to the recipient to satisfy its performance obligation to the customer, and therefore, the Company recognizes revenue at a point in time when this performance obligation has been fulfilled.

Service revenue - Cryptocurrency exchange services

The Company generates revenue from cryptocurrency exchange service by facilitating the customers’ cryptocurrency transactions via the Company’s proprietary exchange platform or through an offline, over-the-counter (“OTC”) transaction facilitation process. The Company acts as an agent in the transactions and presents revenue for the fees earned on a net basis.

Cryptocurrency exchange transactions were matched on the Company’s proprietary exchange platform when a customer submits an offer to buy, sell, or convert cryptocurrencies, and another customer accepts and settles that offer. The Company charges a service fee in fiat currency or cryptocurrencies at transaction level in amount calculated based on volume which varies depending on the payment type and the value of the transaction. The Company also conducts cryptocurrency exchange services through its OTC execution typically by acting as an agent and providing transaction matching to the customers’ offers through the utilization of liquidity providers. In the case when a customer raises the need to buy cryptocurrencies, the Company will help the customer to look for a matching need to sell the same quantity of cryptocurrencies from a liquidity provider. When the Company finds such a liquidity provider, the Company asks for the selling rate, and applies a margin to the rate and offer to the customer. If the customer agrees to the rate, the Company facilitates the transaction. Revenue generated from the transaction matching through OTC facilitation is measured to be the margin applied to the rate set by the liquidity provider and the transaction price is charged and collected in fiat currency. The Company considers its performance obligation satisfied and recognizes revenue at a point in time when the transaction is processed. Contracts with customers are usually open-ended and can be terminated by either party without a termination penalty. Therefore, contracts are defined at the transaction level and do not extend beyond the service already provided. The Company does not provide refunds, concession, or reversal of a completed transaction.

Judgment is required in determining whether the Company is the principal or the agent in transactions among customer or between customers and liquidity providers. The Company evaluates the presentation of revenue on a gross or net basis based on whether it controls the cryptocurrency provided before it is transferred to the customer (gross) or whether it acts as an agent by arranging for another customer or a liquidity provider to provide the cryptocurrency to the customer (net). The Company does not control the cryptocurrency being provided before it is transferred to the buyer and does not have inventory risk related to the cryptocurrency. The Company also does not set the price for the cryptocurrency as the price involved in the transaction is a market or a negotiated rate between customers or parties. As a result, the Company acts as an agent in facilitating the ability for a customer to purchase cryptocurrencies from another customer.

The Company commenced the cryptocurrency exchange business in 2022. For the years ended December 31, 2023 and 2022, the revenue generated from the cryptocurrency exchange services was primarily from the transaction matching facilitated through OTC execution.

Revenue disaggregation

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard. See Note 16 for information regarding revenue disaggregation by revenue streams and countries.

Contract liabilities

Contract liabilities are recorded when consideration is received from a customer prior to transferring the goods or services to the customer or other conditions under the terms of a sales contract. As of December 31, 2023 and 2022, the Company recorded contract liabilities of US$69,361 and US$1,010,852, respectively, which were presented as advances from customers on the accompanying consolidated balance sheets. During the years ended December 31, 2023, 2022 and 2021, the Company recognized US$1,209, US$31,761 and US$126,333, of contract liabilities as revenue, respectively.

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

Selling and handling expenses

Selling and handling costs amounted to US$6,630, US$8,745 and US$54,473 for the years ended December 31, 2023, 2022 and 2021, respectively. Selling and handling costs are expensed as incurred and included in selling expenses.

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

The Company recognizes research and development expenses when incurred. Research and development expenses amounted to US$7,401,430, US$5,147,364 and US$6,557,208 for the years ended December 31, 2023, 2022 and 2021, respectively.

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

Government grants

Government grants represent cash subsidies received from PRC government. Cash subsidies that have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized when received. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local businesses. Total government grants received amounted to US$62,600, US$81,911 and US$434,604 for the years ended December 31, 2023, 2022 and 2021, respectively.

Value-added taxes

Revenue is recognized net of value-added taxes (“VAT”). VAT is based on gross sales price and the VAT rate applicable to the Company is 17% for the period from the beginning of 2018 until the end of April 2018, then changed to 16% from May 2018 to the end of March 2019, and changed to 13% since April 2019. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded as VAT payable if output VAT is larger than input VAT and is recorded as VAT recoverable if input VAT is larger than output VAT. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities. Furthermore, the Company’s subsidiaries in China may be qualified to receive a refund on VAT for the excess input VAT after meeting certain prerequisites specified in relevant regulations prescribed by the State Tax Bureau of the PRC.

For the years ended December 31, 2023, 2022 and 2021, the Company recorded impairment on VAT recoverable of US$16.7 million, US$4.5 million and nil, respectively, included in the cost of revenues on the consolidated statements of operations and comprehensive income (loss). The impairment of VAT recoverable incurred during the years ended December 31, 2023 and 2022 were primarily related to Zhejiang Ebang and Wuhai Ebang, respectively, as the Company determined the VAT could not be recovered. The Company expects to use or receive the remaining VAT recoverable in future operations.

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

Recently issued accounting pronouncements

In November 2023, FASB issued Accounting Standards Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires that an entity disclose significant segment expenses impacting profit and loss that are regularly provided to the chief operating decision maker. The update is required to be applied retrospectively to prior periods presented, based on the significant segment expense categories identified and disclosed in the period of adoption. The amendments in ASU 2023-07 are required to be adopted for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company has adopted ASU 2023-07 on January 1, 2024 and the adoption of the standard did not have a material impact to the overall financial presentation.

In December 2023, the FASB issued Accounting Standards Update No. 2023-08, Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”), which requires entities that hold crypto assets to subsequently measure such assets at fair value with changes recognized in net income each reporting period. The guidance also requires crypto assets measured at fair value to be presented separately from other intangible assets on the balance sheet and changes in the fair value measurement of crypto assets to be presented separately on the income statement from changes in the carrying amounts of other intangible assets. The new standard is effective for the Company beginning December 15, 2024, with early adoption permitted. The Company is currently evaluation the impact of adopting the standard.

In December, 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires that entities disclose specific categories in their rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The new standard is effective for the Company beginning December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard.

Note 3 – Business Acquisition and Goodwill

Acquisitions in 2022

Compass Global Holdings Pty Ltd (“Compass Global”).

On March 21, 2022, the Company acquired 100% equity interests of Compass Global for a total cash consideration of AUD8,000,000 (approximately US$5.9 million). Upon the acquisition, Compass Global became a consolidated subsidiary of the Company.

The total purchase consideration of AUD8 million (approximately US$5.9 million) consisted of a cash payment of approximately AUD4.2 million (approximately US$3.1 million) to the former shareholders of Compass Global and approximately AUD3.8 million (approximately US$2.8 million) to settle liabilities. The assets and liabilities of Compass Global were recorded at their respective estimated fair value as of the acquisition date.

The following table summarizes the purchase price allocation of the assets acquired, liabilities assumed and related deferred income tax assumed at the date of acquisition. The dollar amount presented in the table was based on the exchange rate of AUD1.00 to US$0.7401 on March 21, 2022.

Amount in US$

Current assets	13,341,925
Other non-current assets	20,684
License	4,537,549
Total assets acquired	17,900,158
Current liabilities	(13,340,550)
Deferred tax liabilities	(1,134,387)
Total liabilities assumed	(14,474,937)
Net identifiable assets acquired	3,425,221
Total consideration	5,920,795
Goodwill	2,495,574

Goodwill, which is not tax deductible, is primarily attributable to the excess of the purchase consideration over the fair value of the net identifiable assets of the acquiree and is related to synergies expected to be achieved from the acquisition.

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

The revenue and net income since the acquisition date included in the consolidated statements of operations and comprehensive income (loss) for the period ended December 31, 2022 were US$2,634,580 and US$111,175, respectively. Pro forma results reflecting this transaction were not presented because they are not significant to the Company’s consolidated financial results.

Impairment of goodwill and intangible assets related to entity acquired

As a result of the assessment over the operating results of Compass Global, the Company recognized impairment loss on goodwill of US$2,299,628 and the license of US$3,708,247 during the year ended December 31, 2023. The Company used the income approach with the discounted cash flow valuation method to estimate the fair value of Compass Global, and used the multi-period excess earnings method to estimate the fair value of the license with the assistance of a third-party valuation specialist. The determination of fair value requires management to make significant estimates and assumptions related to forecasted revenues and cash flows and the discount rate.

Note 4 – Short-term investments

Short-term investments consist of the following:

	As of December 31,	As of December 31,
	2023	2022

Marketable securities	$496,122	$5,611,815
Time deposits	-	172,402
Wealth management products	-	51,160
Total	$496,122	$5,835,377

The balances of wealth management products as of December 31, 2022 represent wealth management products with variable rates of return or non-principle-guaranteed purchased from commercial banks.

For the years ended December 31, 2023, 2022 and 2021, the unrealized (gain) loss related to investments in marketable securities was US$(35,758), US$640,998 and US$3,890,427, respectively.

There was no unrealized gain or loss associated with the wealth management products as of December 31, 2023 and 2022. No impairment charges were recorded for the years ended December 31, 2023, 2022 and 2021.

Note 5 – Earnings (loss) per share

The calculation of basic earnings (loss) per share is based on the income attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares in issue for the years ended December 31, 2023, 2022 and 2021.

The earnings (loss) calculation for the years ended December 31, 2023, 2022 and 2021 excludes the following potentially dilutive ordinary shares:

	Years ended December 31,
	2023	2022	2021
Class A ordinary shares exercisable from warrants issued pursuant to the Warrant Inducement Offering (as defined below in Note 12)(1)	453,333	453,333	453,333
Class A ordinary shares exercisable from warrants issued pursuant to the March 2021 Offering (as defined below in Note 12)(1)	233,333	233,333	233,333
Class A ordinary shares issuable from the outstanding restricted share awards(1)	91,419	133,067	53,000
Total	778,085	819,733	739,666

(1)	Retrospectively adjusted for the effect of the Reverse Stock Split effected on November 20, 2022. See Note 12.

The following reflects the income/(loss) and share data used in the basic and diluted earnings (loss) per ordinary share computations:

	Years ended December 31,
	2023	2022	2021
Earnings (loss) attributable to ordinary shareholders of the Company for basic earnings (loss) per share calculation	$(36,772,143)	$(43,888,242)	$4,430,941
Weighted average number of ordinary shares outstanding for basic earnings (loss) per share calculation(1)	6,275,118	6,247,333	5,923,845
Basic earnings (loss) per share(1)	$(5.86)	$(7.03)	$0.75

Earnings (loss) attributable to ordinary shareholders of the Company for diluted earnings (loss) per share calculation	$(36,772,143)	$(43,888,242)	$4,430,941

Weighted average number of ordinary shares outstanding basic earnings (loss) per share calculation(1)	6,275,118	6,247,333	5,923,845
Adjusted for:
- incremental shares issuable related to warrants issued(1)	-	-	5,013
Weighted average number of shares outstanding for diluted earnings (loss) per share calculation(1)	6,275,118	6,247,333	5,928,858

Diluted earnings (loss) per share(1)	$(5.86)	$(7.03)	$0.75

(1)	Retrospectively adjusted for the effect of the Reverse Stock Split effected on November 20, 2022. See Note 12.

Note 6 – Accounts receivable, net

Accounts receivable, net consist of the following:

	As of December 31,	As of December 31,
	2023	2022
Accounts receivable	$3,021,794	$6,858,185
Less: Allowance for doubtful accounts	(2,075,280)	(3,523,458)
Accounts receivable, net	$946,514	$3,334,727

Movements of allowance for doubtful accounts are as follows:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2023	2022	2021
Allowance for doubtful accounts, beginning balance	$3,523,458	$4,601,637	$4,788,855
Provision for (reversal of) doubtful accounts	(304,112)	1,968,316	(310,012)
Uncollectible accounts receivable written-off	(981,152)	(2,705,446)	-
Effects of foreign exchange rate	(162,914)	(341,049)	122,794
Allowance for doubtful accounts, ending balance	$2,075,280	$3,523,458	$4,601,637

Note 7 – Inventories, net

	As of December 31,	As of December 31,
	2023	2022
Finished goods	$10,064,160	$10,627,535
Work in process	938,289	953,088
Raw materials	19,632,702	20,125,467
	30,635,151	31,706,090
Less: inventory write-down	(30,436,305)	(31,266,026)
Inventories, net	$198,846	$440,064

During the years ended December 31, 2023, 2022 and 2021, the Company recorded write-down for the potentially obsolete, slow-moving inventories and lower of cost or market adjustment of US$340,186, US$6,482,019 and US$2,233,452 in cost of revenues, respectively.

Note 8 – Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	As of December 31,	As of December 31,
	2023	2022
Buildings	$32,489,235	$33,224,223
Mechanical equipment	17,523,970	17,468,972
Motor vehicles	322,657	330,727
Office equipment	7,302,990	7,343,494
Computer software	684,153	675,644
Leasehold improvement	2,339,528	1,518,282
Construction in progress	-	785,434
Total	60,662,533	61,346,776
Accumulated depreciation	(27,454,332)	(24,797,498)
Provision for impairment	(57,140)	-
Property, plant and equipment, net	$33,151,061	$36,549,278

Depreciation expenses for the years ended December 31, 2023, 2022 and 2021 amounted to US$3,038,131, US$1,822,942 and US$2,858,406, respectively. The Company recorded impairment charge on property, plant and equipment of US$57,117, nil, and US$3,109,922 for the years ended December 31, 2023, 2022 and 2021, respectively. The approximately US$3 million impairment charges recorded in the year ended December 31, 2021 was recorded against a certain building as the carrying amount of the assets were deemed not recoverable due to the assets’ economic obsolescence identified during the period. The impaired building was disposed of in the year ended December 31, 2022 in connection with the Company’s disposal of Wuhai Ebang. See Note 19.

Note 9 – Intangible assets, net

The following table presents the Company’s intangible assets as of the respective balance sheet dates:

	As of December 31,	As of December 31,
	2023	2022
Land use right	$2,562,689	$2,626,781
Non-patent technology	687,437	704,630
License	4,180,417	4,181,273
Software	5,034,167	5,760,071
Patents	29,879,744	29,879,744
Total	42,344,454	43,152,499
Accumulated amortization	(15,468,932)	(15,523,631)
Provision for impairment	(24,545,745)	(20,738,130)
Intangible assets, net	$2,329,777	$6,890,738

Amortization expense for the years ended December 31, 2023, 2022 and 2021 amounted to US$481,728, US$8,888,601 and US$3,399,649, respectively. The Company recorded impairment charges on intangible assets of US$3,708,247, US$20,738,130 and nil for the years ended December 31, 2023, 2022 and 2021, respectively. The approximately US$3.7 million and US$20.7 million impairment charges recorded in the years ended December 31, 2023 and 2022 were recorded against a license and patents, respectively, as the carrying amount of the assets were deemed not recoverable due to the assets’ economic obsolescence identified during the periods. The impairment losses were included in the general and administrative expenses in the consolidated statements of operations and comprehensive income (loss).

Estimated future amortization expense related to intangible assets held as of December 31, 2023:

Year
2024	$134,407
2025	51,254
2026	51,254
2027	51,254
2028	51,254
Thereafter	1,990,354
Total	$2,329,777

Note 10 – Accrued liabilities and other payables

The components of accrued liabilities and other payables are as follows:

	As of December 31,	As of December 31,
	2023	2022
Salary payable	$2,239,227	$1,928,684
Payable to consultants	82,265	49,047
Refundable deposit to customers	53,162	86,991
Payable to property, plant and equipment suppliers	4,110,691	4,565,086
Customer custodial cash liabilities	1,612,075	3,919,793
Other accrued liabilities	1,707,428	969,490
Total accrued liabilities and other payables	$9,804,848	$11,519,091

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

PRC

The Company’s subsidiaries incorporated in the PRC are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. For the years ended December 31, 2023, 2022 and 2021, Zhejiang Ebang, Hangzhou Dewang, and Ebang IT were qualified as HNTE and entitled to a preferential income tax rate of 15%.

According to the relevant laws and regulations in the PRC, enterprises engaging in research and development activities are entitled to claim 150% of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year (“Super Deduction”). The State Taxation Administration of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as Super Deduction from January 1, 2018 to December 31, 2020, which was subsequently announced in March 2021 to be further extended to December 31, 2023. In September 2022, the State Taxation Administration of the PRC further announced that for the enterprises entitled to the current pre-tax deduction ratio of 175% for research and development expenses, such ratio is raised to 200% during the period from October 1, 2022 to December 31, 2022.

The subsidiaries of the Company incorporated in other countries are subject to income tax pursuant to the rules and regulations of their respective countries of incorporation.

Reconciliation of the differences between statutory income tax rate and the effective tax rate

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2023, 2022 and 2021 applicable to the PRC operations to income tax expenses is as follows:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2023	2022	2021
Statutory income tax rate	25.00%	25.00%	25.00%
Effect of expenses not deductible for tax purposes	(0.20)%	0.00%	0.40%
Effect of additional deduction of research and development expense	4.80%	0.70%	(35.10)%
Effect of income tax exemptions and reliefs	(8.00)%	2.90%	60.90%
Recovery from deferred income tax assets	5.20%	5.50%	-
Effect of valuation allowance on deferred income tax assets	(27.10)%	(28.00)%	2.20%
Income tax difference under different tax jurisdictions	4.30%	(6.10)%	(45.70)%
Prior year true-ups	-	-	(23.60)%
Others	(1.40)%	-	-
Total	2.60%	(0.00)%	(15.90)%

Significant components of the provision for income taxes are as follows:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2023	2022	2021
Current income tax expense	$-	$7,666	$2,466,745
Deferred tax benefit	(1,031,461)	(80,599)	(2,845,588)
Income taxes benefit	$(1,031,461)	$(72,933)	$(378,843)

For the purpose of presentation in the consolidated balance sheets, deferred income tax assets and liabilities have been offset. Significant components of deferred tax assets and liabilities are as follows:

	As of December 31,	As of December 31,
	2023	2022
Provision for doubtful accounts	$2,007,749	$1,986,464
Net operating loss carryforward	30,276,268	23,052,402
Impairment of VAT recoverable, inventory write-down and others	5,835,385	3,672,475
	38,119,402	28,711,341
Less: valuation allowance	(38,119,402)	(28,711,341)

Deferred tax assets	$-	$-

Intangible assets	$-	$1,004,365
Property, plant and equipment	74,225	129,174
Deferred tax liabilities	$74,225	$1,133,539

Total deferred tax liabilities	$74,225	$1,133,539

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

The amounts of cumulative net operating loss in 2023 of major tax jurisdictions and the year of expiration are as follows:

Tax Jurisdiction	Amount in USD (in thousands)	Earliest year of expiration if not utilized
PRC	127,740	2025
Hong Kong	19,087	No expiration
Australia	10,279	No expiration
Singapore	2,452	No expiration
United States	3,776	No expiration

Uncertain tax positions

The PRC tax authorities conduct periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC entities. Accordingly, the PRC subsidiaries’ tax years of 2019 through 2023 remain open to examination by the respective tax authorities. It is therefore uncertain as to whether the PRC tax authorities may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2022, the Company did not have any significant unrecognized uncertain tax positions.

Note 12 – Equity

Ordinary shares

The Company adopted a dual-class share structure. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to twenty votes per share. Each Class B ordinary share can be converted into one Class A ordinary share at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares.

The Company completed the initial public offering (“IPO”) in 2020 with new issuance of totaling 642,145 (19,264,337 before the Reverse Stock Split) Class A ordinary shares at a price of US$156.9 (US$5.23 before the Reverse Stock Split) per share. Net proceeds raised by the Company from the IPO amounted to approximately US$92 million after deducting underwriting discounts and commissions and other offering expenses. The Company received all the net proceeds on July 2, 2020.

The Company commenced an additional offering with new issuance of totaling 266,666 (8,000,000 before the Reverse Stock Split) units at a price of US$157.5 (US$5.25 before the Reverse Stock Split) per unit in November 2020 (the “November 2020 Offering”), intending to raise US$42 million funding prior to deducting underwriting discounts and commissions and other offering expenses. Each unit consists of one share of Class A ordinary shares and one warrant to purchase one-half of a Class A ordinary share. As of December 31, 2020, the Company completed the offering of 153,333 (4,600,000 before the Reverse Stock Split) units in relation to the November 2020 Offering and received net proceeds of approximately US$23 million. The units issued consisting of an aggregate of 153,333 (4,600,000 before the Reverse Stock Split) shares of Class A ordinary shares and 153,333 (4,600,000 before the Reverse Stock Split) warrant which can be exercised for 76,667 (2,300,000 before the Reverse Stock Split) shares of Class A ordinary shares. In January 2021, the Company completed the November 2020 Offering by selling another 113,333 (3,400,000 before the Reverse Stock Split) units for net proceeds of approximately US$17 million. The units issued consisting of an aggregate of 113,333 (3,400,000 before the Reverse Stock Split) shares of Class A ordinary shares and 113,333 (3,400,000 before the Reverse Stock Split) warrant which can be exercised for 56,667 (1,700,000 before the Reverse Stock Split) shares of Class A ordinary shares.

In February 2021, the Company launched another offering for an aggregate of 640,000 (19,200,000 before the Reverse Stock Split) units at US$150 (US$5 before the Reverse Stock Split) per unit (the “February 2021 Offering”). Each unit offered in the February 2021 Offering consists of one Class A ordinary share and one warrant to purchase one-half of one Class A ordinary share. The warrants are immediately exercisable and expire on the fifth anniversary of the original issuance date. The exercise price of each two warrants is US$157.5 (US$5.25 before the Reverse Stock Split). The warrants may be exercised only for a whole number of shares and the Company does not issue fractional shares upon exercise of the warrants. The Company completed the February 2021 Offering by selling 640,000 (19,200,000 before the Reverse Stock Split) units and received net proceeds of approximately US$90 million. The units issued consisting of an aggregate of 640,000 (19,200,000 before the Reverse Stock Split) shares of Class A ordinary shares and 640,000 (19,200,000 before the Reverse Stock Split) warrant which can be exercised for 320,000 (9,600,000 before the Reverse Stock Split) shares of Class A ordinary shares.

The Company also entered into inducement agreements with certain investors (the “Holders”) in February 2021 to induce them to exercise the warrants issued to them in connection with the November 2020 Offering and the February 2021 Offering for all 453,333 (13,600,000 before the Reverse Stock Split) Class A ordinary shares available for exercise thereunder (the “Warrant Inducement Offering”). The Holders exercised these warrants, in full, and were issued 453,333 (13,600,000 before the Reverse Stock Split) Class A ordinary shares as a result of such exercises, with the Company receiving aggregate net proceeds of approximately US$68 million after deducting sales commissions payable to the warrant solicitation agents and related expenses. Additionally, as consideration for their exercise of such warrants, the Company issued to the Holders the new warrants, which are exercisable, anytime within five (5) years from the date on which they became exercisable, at an exercise price of US$331.8 (US$11.06 before the Reverse Stock Split) per share, for an aggregate of up to the 453,333 (13,600,000 before the Reverse Stock Split) Class A ordinary shares.

In March 2021, the Company launched another offering for an aggregate of 466,667 (14,000,000 before the Reverse Stock Split) units at US$183 (US$6.1 before the Reverse Stock Split) per unit (the “March 2021 Offering”). Each unit offered in the March 2021 Offering consists of one Class A ordinary share and one warrant to purchase one-half of one Class A ordinary share. The warrants are immediately exercisable and expire on the fifth anniversary of the original issuance date. The exercise price of each two warrants is US$197.7 (US$6.59 before the Reverse Stock Split). The warrants may be exercised only for a whole number of shares and the Company does not issue fractional shares upon exercise of the warrants. The Company completed the March 2021 Offering by selling 466,667 (14,000,000 before the Reverse Stock Split) units and received net proceeds of approximately US$80 million. The units issued consisting of an aggregate of 466,667 (14,000,000 before the Reverse Stock Split) shares of Class A ordinary shares and 466,667 (14,000,000 before the Reverse Stock Split) warrant which can be exercised for 233,333 (7,000,000 before the Reverse Stock Split) shares of Class A ordinary shares.

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

During the years ended December 31, 2023 and 2022, the Company issued 264,727 and 41,367 (1,241,000 before the Reverse Stock Split) Class A ordinary shares to Tiger Brokers (Singapore) Ptd. Ltd. (the “ESOP platform”) which were reserved for future issuance of the Company’s Class A ordinary shares upon the vesting of RSAs granted under the 2020 Plan. As of December 31, 2023 and 2022, 263,322 and 24,167 (725,000 before the Reverse Stock Split) of such shares were considered issued but not outstanding, respectively.

Warrants

The following table sets forth the Company’s warrant activities for the years ended December 31, 2023, 2022 and 2021:

	Number of shares Issuable*	Weight-average exercise price*
Outstanding and exercisable at January 1, 2021	$76,667	$165.0
Granted	1,063,333	240.9
Exercised	(453,333)	159.6
Balance at December 31, 2021	686,667	286.2
Outstanding and exercisable at December 31, 2021	686,667	286.2
Granted	-	-
Exercised	-	-
Balance at December 31, 2022	686,667	286.2
Outstanding and exercisable at December 31, 2022	686,667	286.2
Granted	-	-
Exercised	-	-
Balance at December 31, 2023	686,667	286.2
Outstanding and exercisable at December 31, 2023	686,667	286.2

*	Retrospectively adjusted for the effect of the Reverse Stock Split effected on November 20, 2022.

The intrinsic value of these warrants was approximately nil and nil as of December 31, 2023, and 2022, respectively.

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

The Company granted 172,333 and 61,200 (5,170,000 and 1,836,000 before the Reverse Stock Split) restricted share awards (“RSAs”) in 2022 and 2021, respectively, under the 2020 Plan. The vesting schedule of RSAs ranges from 100% upon grant, to over four years with 25% vested at each anniversary. The vesting of these RSAs is further subject to performance conditions whereby a 50% or 100% of the RSAs to be vested in a given year will be forfeited based on the result of an annual performance review of the grantee in accordance with predetermined performance targets. The unvested portion of the RSAs will also be forfeited upon the termination of employment or service during the vesting period. The Company estimates the annual performance review result for each grantee and recognizes the related compensation expenses. The amount of compensation expense (reversed)/recorded for the years ended December 31, 2023, 2022 and 2021 was US$(153,034), US$3,903,970 and US$707,000, respectively. The net reversal of the compensation expense recorded in the year ended December 31, 2023 was due to resignation of employees as well as the actual performance target being different from the Company’s previous estimate as a result of the employees failing to achieve certain performance goals, and the Company’s adjustment of the estimate of future performance review result in connection therewith. Unvested compensation expense as of December 31, 2023 and 2022 was US$1,064,986 and US$3,036,689, respectively.

During the years ended December 31, 2023 and 2022, the Company issued 264,727 and 41,367 (1,241,000 before the Reverse Stock Split) Class A ordinary shares to ESOP platform which were reserved for future issuance upon the vesting of RSAs granted under the 2020 Plan. Also see Note 12.

The following table summarized the Company’s RSAs activity under the 2020 Plan:

		Weighted average
	Number of RSAs*	grant date fair value*
Unvested, January 1, 2021	-	-
Granted	61,200	75.60
Vested	-	-
Forfeited	(7,333)	75.60
Unvested, December 31, 2021	53,867	75.60
Granted	172,333	31.06
Vested	(60,534)	37.67
Forfeited	(32,600)	54.55
Unvested, December 31, 2022	133,066	40.34
Granted	-	-
Vested	(25,572)	31.31
Forfeited	(16,075)	65.00
Unvested, December 31, 2023	91,419	38.52

*	Retrospectively adjusted for the effect of the Reverse Stock Split on November 20, 2022. See Note 12.

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

As of December 31, 2023 and 2022, the Company recognized operating lease liabilities, including current and noncurrent, in the amount of US$6,676,300 and US$7,257,144, respectively, and the corresponding operating lease right-of-use assets of US$6,150,732 and US$5,862,748, respectively.

Also see Note 18 for related party operating lease commitments.

The following components of lease cost are included in the Company’s consolidated statements of operations and comprehensive income (loss):

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2023	2022	2021
Operating lease cost	$2,053,911	$1,948,051	$1,177,689
Short-term lease cost	18,404	35,710	117,118
Total lease cost	$2,072,315	$1,983,761	$1,294,807

Supplemental cash flow information related to operating leases was as follows:

	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	$2,692,699	$1,559,148	$1,414,151
Supplemental lease cash flow disclosure
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	1,801,664	5,394,251	3,387,501

Supplemental balance sheet information related to operating leases was as follows:

	As of	As of
	December 31,	December 31,
	2023	2022
Operating lease right-of-use assets	$6,119,535	$5,343,608
Operating lease right-of-use assets – related parties	31,197	519,140
Total operating lease right-of-use assets	$6,150,732	$5,862,748

Operating lease liabilities, current	$1,764,259	$1,217,604
Operating lease liabilities – related parties, current	28,849	283,567
Operating lease liabilities, non-current	4,880,844	5,755,973
Operating lease liabilities – related party, non-current	2,348	-
Total operating lease liabilities	$6,676,300	$7,257,144

Weighted average remaining lease term of operating leases	4.90 Years	6.34 Years
Weighted average discount rate of operating leases	6.5250%	6.5250%

The Company’s maturity analysis of operating lease liabilities, including operating lease liabilities to related parties, as of December 31, 2023 is as follows:

Operating
Leases
2024	$2,142,561
2025	1,808,714
2026	983,979
2027	720,780
2028	754,036
Thereafter	1,399,884
Total lease payment	7,809,954
Less: imputed interest	(1,133,654)
Present value of operating lease liabilities	6,676,300
Less: current obligation	(1,793,108)
Long-term obligation at December 31, 2023	$4,883,192

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

	As of December 31	As of December 31,
	2023	2022
PRC entities
Paid-in capital	$86,131,578	$83,872,972
Additional paid-in capital	144,532,239	93,759,405
Statutory reserves	10,848,816	10,848,816
Total restricted net assets	$241,512,633	$188,481,193

As of December 31, 2023 and 2022, total restricted net assets were US$241,512,633 and US$188,481,193, respectively.

Note 16 – Segment and revenue analysis

The Company operates in a single operating segment that includes the selling of bitcoin mining machines and related accessories, telecommunication products, providing cryptocurrency exchange services, management and maintenance services and cross-border payment and foreign exchange services.

The following table summarizes the revenue generated from different revenue streams:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2023	2022	2021
Revenue
Product sale - Bitcoin mining machines and related accessories	$265,984	$25,800,263	$39,756,156
Product sale - Telecommunication equipment	516,365	3,736,961	8,566,866
Service – Cryptocurrency exchange services	1,044,087	105,686	-
Service - Management and maintenance services	391,644	86,344	3,127,225
Service - Cross-border payment and foreign exchange services	2,637,101	2,598,865	-
	$4,855,181	$32,328,119	$51,450,247

The following table summarizes the revenues generated from different geographic region:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2023	2022	2021
Geographic region
Mainland China	$1,173,993	$29,623,568	$51,432,545
Australia	3,681,188	2,704,551	-
Other countries and regions	-	-	17,702
	$4,855,181	$32,328,119	$51,450,247

Selected assets of property, plant and equipment, right-of- use assets, intangible assets and goodwill by geographical region within the operating segment is as follows:

	As of December 31,	As of December 31,
	2023	2022
Geographic region
Mainland China	$36,135,935	$38,070,043
Hong Kong	239,608	90,949
Australia	3,912,446	10,955,261
Others foreign countries and regions	1,343,581	2,486,139
	$41,631,570	$51,602,392

Note 17 – Concentration of risks

Concentration of credit risks and customers

Accounts receivable concentration of credit risk is as below:

	As of December 31,	As of December 31,
	2023	2022
Customer A	20%	20%
Customer B	*%	20%
Customer C	*%	11%
Customer D	14%	*%
Customer E	11%	*%

Supplier concentration of credit risk is as below:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2023	2022	2021
Supplier A	*%	*%	22%
Supplier B	*%	*%	13%
Supplier C	21%	11%	*%
Supplier D	15%	*%	*%

Revenue concentration of credit risk is as below:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2023	2022	2021
Customer F	*%	*%	11%
Customer G	*%	76%	32%

*	Less than 10%

Vulnerability to cybersecurity incidents

Although the Company has developed systems and processes designed to protect the data the Company manages, prevent data loss and other security breaches, effectively respond to known and potential risks, and expect to continue to expend significant resources to bolster these protections, there can be no assurance that these security measures will provide absolute security or prevent breaches. The Company may also experience material breaches of its security measures due to human error, malfeasance, insider threats, system errors, vulnerabilities, or other irregularities. During the year ended December 31, 2023, the Company suffered from a cybersecurity incident resulting a loss of cryptocurrencies of approximately US$2.3 million, which is included in general and administrative expenses on the consolidated statements of operations and comprehensive income (loss). The Company is actively pursuing the recovery of the cryptocurrencies but there can be no assurance that these cryptocurrencies can be recovered.

Note 18 – Related party transactions

a)	Related parties

Name of related parties	Relationship with the Company
Dong Hu	Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of the Company
Hong Kong Dewang Limited	Wholly owned by Zhengqian Jiang, father-in-law of Dong Hu
Zhejiang Wansi Computer Manufacturing Company Limited	68% owned by Aiqun Jiang, spouse of Dong Hu
Hangzhou Yibang Zhiyang Technology Co., Ltd.	Controlled by Dong Hu
Top Max Limited	Controlled by Dong Hu
Shubo Qian	Brother-in-law of Dong Hu
Jun Hu	Sister of Dong Hu
Hangzhou Yiquansheng Communication Technology Co., Ltd.	Controlled by Dong Hu

b)	Operating leases with related parties

The Company leases office space from Zhejiang Wansi Computer Manufacturing Company Limited under non-cancellable operating lease agreements with lease terms ranging from one to seven years. Lease expense from this related party for the years ended December 31, 2023, 2022 and 2021 amounted to US$28,924, US$44,230 and US$31,647, respectively. The balance of operating lease right-of-use assets and lease liabilities, including the current and non-current portion, associated with this related party, was US$31,197 and US$31,197 as of December 31, 2023, and US$17,533 and US$17,533 as of December 31, 2022, respectively.

The Company leases office space from Hangzhou Yiquansheng Communication Technology Co., Ltd. under non-cancellable operating lease agreements with lease terms of 31 months. Lease expense from this related party for the years ended December 31, 2023, 2022 and 2021 amounted to US$495,133, US$557,968, and US$378,652, respectively. The balance of operating lease right-of-use assets and lease liabilities, including the current and non-current portion, associated with this related party, was nil and nil as of December 31, 2023, and US$501,607 and US$266,034 as of December 31, 2022, respectively.

Note 19 – Disposal of subsidiaries

On June 30, 2022, the Company disposed of 100% of the equity interest of Ebang Hongling and its 100% owned subsidiary Wuhai Ebang to a third party for a cash consideration of RMB1. This disposal resulted in a gain of US$5,941 for the year ended December 31, 2022.

For the period from January 1, 2022 to June 30, 2022, Ebang Hongling and Wuhai Ebang did not generate any revenue and incurred a net loss of approximately US$6.7 million. Net negative assets of Ebang Hongling and Wuhai Ebang was approximately US$5,941. The disposal of Ebang Hongling and Wuhai Ebang does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results.

On March 1, 2023, the Company disposed of 100% of the equity interest of EBONEX PTE LTD. to a third party for a cash consideration of SGD10,000. This disposal resulted in a gain of US$7,524 for the year ended December 31, 2023.

For the period from January 1, 2023 to March 1, 2023, EBONEX PTD LTD. did not generate any revenue or incur any net income. Net asset of EBONEX PTE LTD. was US$0. The disposal does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results.

Note 20 – Commitments and contingencies

Operating lease commitments

The information of lease commitments is provided in Note 14.

Litigation settlement

On January 29, 2019, the Company filed a civil action in the Hangzhou Intermediate People’s Court against one of its customers. The defendant had purchased from the Company, and the Company had delivered 90,000 units of mining machines for a total amount of RMB453.6 million (approximately US$65.1 million) pursuant to an executed sales contract. The defendant has paid RMB380 million (approximately US$54.5 million), and the Company is seeking payment of the remaining balance of RMB73.6 million (approximately US$10.6 million) plus interest and legal expenses. On December 30, 2021, Hangzhou Intermediate People’s Court made the judgement and supported the request of RMB73.6 million goods payment from the Company. On January 24, 2022, the defendant appealed to Zhejiang Provisional Superior People’s Court and the appeal was automatically withdrawn according to the ruling made by Zhejiang Provisional Superior People’s Court on March 22, 2022. The court has made enforcement action regarding the payment by the defendant. During the year ended December 31, 2022, the Company has collected RMB7.4 million (approximately US$1.1 million). When the sales contract was entered into in 2018, no associated revenue was recognized as the Company concluded the collection of the consideration was not probable. The RMB7.4 million received from the settlement during the year ended December 31, 2022 was recorded as revenue in the consolidated statements of operations and comprehensive income (loss) because the contract has been terminated which leaves the Company no remaining obligations to transfer products and the receipt of consideration is nonrefundable. The Company has applied to the Hangzhou Intermediate People's Court for compulsory enforcement for the remaining balance. In October 2023, the Company applied to the Hangzhou Intermediate People's Court to add the controlling shareholder of the plaintiff as a party subject to enforcement, as a result of the inability of the defendent to pay under a compulsory enforcement for the remaining balance executed by the Hangzhou Intermediate People's Court. The application is under review by the Hangzhou Intermediate People's Court.

In April 2021, Chongqing Duomeiduo Culture Media Co., Ltd. (“DMD”) filed a civil action in the Beijing Chaoyang District People’ Court against the Company for sales contract disputes, claiming the Company and Borui Shikong Culture Communication Co., Ltd. (“Borui”) to return the payment made for the contract in dispute, totaling RMB2 million and 30 bitcoins. On December 16, 2021, the case was transferred to Beijing Dongcheng District People’s Court for trial. On March 9, 2023, the court announced the verdict that the sales contract between Borui and DMD is voided and requested Borui to return DMD goods payment of RMB2 million and 30 bitcoins. On March 20, 2023, Borui has filed an appeal against DMD to revoke the verdict. Neither the Company nor DMD has filed an appeal against the appeal filed by Borui on March 20, 2023. The appeal filed by Borui is currently under review.

From time to time, the Company is subject to legal proceedings and claims in the ordinary course of business. The Company records a liability when it is both probable that a liability will be incurred and the amount of the loss can be reasonably estimated. The Company reviews the need for any such liability on a regular basis. For the years ended December 31, 2023, 2022 and 2021, the Company accrued nil, nil and RMB0.5 million related to its legal contingencies, respectively.

Note 21 – Subsequent events

The Company has assessed all events from December 31, 2023 up through April 26, 2024, which is the date that these financial statements are available to be issued, unless as disclosed above, there are not any material subsequent events that require disclosure in these financial statements.

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

The subsidiaries did not pay any dividend to the Company for the years presents. As of December 31, 2023 and 2022, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

(a) Condensed balance sheets

	December 31,	December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	$172,588,698	$212,388,959
Other current assets, net	2,939,668	257,500
Due from subsidiaries	158,603,618	114,912,019
Total current assets	334,131,984	327,558,478

Total assets	$334,131,984	$327,558,478

Liabilities and Shareholders’ Equity

Current liabilities:
Deficit of investments in subsidiaries	$53,878,530	$8,626,897
Due to subsidiaries	409,607	-
Total current liabilities	54,288,137	8,626,897

Total liabilities	54,288,137	8,626,897

Shareholders’ equity:
Class A ordinary share, HKD0.03 par value, 11,112,474 shares authorized, 4,989,746 and 4,725,019 shares issued, 4,726,424 and 4,700,852 shares outstanding as of December 31, 2023 and 2022, respectively(1)(2)	18,178	18,080
Class B ordinary share, HKD0.03 par value, 1,554,192 shares authorized, issued and outstanding as of December 31, 2023 and 2022, respectively(1)	5,978	5,978
Additional paid-in capital	397,467,795	397,620,927
Accumulated deficit	(103,761,016)	(66,988,873)
Accumulated other comprehensive loss	(13,887,088)	(11,724,531)
Total shareholders’ equity	279,843,847	318,931,581
Total liabilities and shareholders’ equity	$334,131,984	$327,558,478

(1)	Retrospectively adjusted for the effect of the Reverse Stock Split effected on November 20, 2022. See Note 12.
(2)	As of December 31, 2023 and 2022, 263,322 and 24,167 (725,000 before the Reverse Stock Split) shares reserved for future issuance upon the vesting of RSAs granted under the 2020 Plan were considered issued but not outstanding, respectively. See Note 12.

(b) Condensed statements of operations and comprehensive income (loss)

	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Operating expenses:
General and administrative expenses	$1,482,786	$33,796,950	$6,233,339
Total operating expenses	1,482,786	33,796,950	6,233,339

Loss from operations	(1,482,786)	(33,796,950)	(6,233,339)

Interest income	9,945,862	2,409,547	541,598
Other expenses	(2,847)	(52,793)	(8,505)
Exchange gain (loss)	36,752	(67,696)	1,478,258
Other income	-	-	18,114
Loss on forgiveness of receivable from a subsidiary	1,600,517	-	-
Share of income (loss) from subsidiaries	(46,869,641)	(12,380,350)	8,634,815

Net income (loss)	$(36,772,143)	$(43,888,242)	$4,430,941

Comprehensive income (loss)
Net income (loss)	$(36,772,143)	$(43,888,242)	$4,430,941
Other comprehensive income (loss):
Foreign currency translation adjustment	(2,162,557)	(4,827,526)	751,327
Comprehensive income (loss)	$(38,934,700)	$(48,715,768)	$5,182,268

(c) Condensed statements of cash flows

	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Cash Flows from Operating Activities:
Net income (loss)	$(36,772,143)	$(43,888,242)	$4,430,941
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share of (income) loss from subsidiaries	46,869,641	12,380,350	(8,634,815)
Amortization expense	-	6,987,975	1,987,974
Share-based compensation	(153,034)	3,903,970	707,000
Loss on forgiveness of receivable from a subsidiary	1,600,517	-	-
Impairment of intangible assets	-	20,738,130	-
Changes in assets and liabilities:
Due from subsidiaries	(45,292,116)	127,102,949	(195,566,806)
Other current assets, net	(2,682,168)	400,545	210,904
Accrued liabilities and other payables	-	(53,603)	(7,973,877)
Due to subsidiaries	409,607	-	-
Net Cash Provided by (Used in) Operating Activities	(36,019,696)	127,572,074	(204,838,679)

Cash Flows from Investing Activities
Collections from short-term investments	-	15,000,000	25,835,000
Purchases of intangible assets	-	(10,000,000)	-
Net Cash Provided by Investing Activities	-	5,000,000	25,835,000

Cash Flows from Financing Activities
Proceeds from issuances of ordinary shares	-	-	254,727,705
Net Cash Provided by Financing Activities	-	-	254,727,705

Effect of Foreign Exchange on Cash and Cash Equivalents	(3,780,565)	(1,760,012)	(2,465,348)

Net Increase (Decrease) in Cash and Cash Equivalents	(39,800,261)	130,812,062	73,258,678

Cash and Cash Equivalents at Beginning of Year	212,388,959	81,576,897	8,318,219

Cash and Cash Equivalents at End of Year	$172,588,698	$212,388,959	$81,576,897

Non-Cash Investing and Financing Activities:
Issuance of vested restricted share awards	$98	232	-