Form 20-F
period 2024-12-31
Ebang International Holdings Inc.
filed 2025-04-28
CIK 1799290

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2024

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

An aggregate of 6,543,938.22 ordinary shares, representing 4,989,746.22 Class A ordinary shares, par value HK$0.03 per share, and 1,554,192 Class B ordinary Shares, par value HK$0.03 per share, as of April 28, 2025.

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

☐   Yes      ☐   No

EBANG INTERNATIONAL HOLDINGS INC.

i

INTRODUCTION

In this annual report on Form 20-F (this “annual report”), otherwise indicated or unless the context otherwise requires:

●	“ASICs” means application-specific ICs, meaning ICs designed for a specific application;

●	“China” and the “PRC” means the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

●	“Fintech” means financial technology;

●	“ICs” or “chips” means integrated circuits;

●	“PRC operating subsidiaries” means, for the purpose of this annual report, primarily, Zhejiang Ebang Communication Technology Co., Ltd. (“Zhejiang Ebang”), Hangzhou Yibang Botong Technology Co., Ltd. (“Hangzhou Yibang Botong”), Hangzhou Ebang Shengye Technology Co., Ltd. (“Hangzhou Ebang Shengye”), Zhejiang Ebang Information Technology Co., Ltd. (“Ebang IT”), Hangzhou Dewang Information Technology Co., Ltd. (“Hangzhou Dewang”), Hangzhou Zhenghao Information Technology Co., Ltd. (“Hangzhou Zhenghao”), Zhejiang Ebang Communication Co., Ltd. (“Zhejiang Ebang Communication”) and Hangzhou Ebang Hongkun Technology Co., Ltd. (“Hangzhou Ebang Hongkun”);

●	“PRC subsidiaries” means, for the purpose of this annual report, primarily, PRC operating subsidiaries, Hangzhou Ebang Hongfa Technology Co., Ltd. (“Ebang Hongfa”), Hangzhou Ebang Shuotai Technology Co., Ltd. (“Hangzhou Ebang Shuotai”), Hangzhou Bangyun Information Technology Co., Ltd. (formerly known as Yunnan Ebang Information Technology Co., Ltd.) (“Hangzhou Bangyun”), Hangzhou Yijiaxin IC Design Co., Ltd. (“Hangzhou Yijiaxin”) and Redback Technologies (Shanghai) Co., Ltd (“Redback Shanghai”);

●	“operating subsidiaries” means, for the purpose of this annual report, primarily, PRC operating subsidiaries, Ebonex Australia Pty Ltd (“Ebonex Australia”), Ebon Management Australia Pty Limited (“Ebon Management Australia”), Ebonfx Australia Pty Ltd (formerly known as Compass Global Holdings Pty Ltd) (“Ebonfx Australia”), Ebon Financial Services Pty Limited (“Ebon Financial Services”), Redback Technologies Holdings Pty Ltd (“Redback Technologies”), Redback Operations Pty Ltd (“Redback Operations”), Luceo Australia Pty Ltd (“Luceo Australia”), Ebang Communications (HK) Technology Limited (formerly known as Hong Kong Bite Co., Limited) (“HK Ebang Communications”), HongKong Ebang Digital Technology Limited (“HK Ebang Digital”), Ebon Management Pte. Ltd. (“Ebon Management”), and Ebon Solar Inc. (“Ebon Solar”);

●	“shares” or “Class A ordinary shares” means our Class A ordinary shares, par value HK$0.03 per share;

●	“US$,” “U.S. Dollars,” “$” and “dollars” means the legal currency of the United States; and

●	“we,” “us,” “our company,” the “Company,” “Ebang,” “Ebang International” and “our” means Ebang International Holdings Inc., our Cayman Islands holding company and from time to time, in the context of describing our business, our operations and consolidated financial information, Ebang International Holdings Inc. and its subsidiaries.

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

Furthermore, as more stringent criteria have been imposed by the U.S. Securities and Exchange Commission (the “SEC”) and the Public Company Accounting Oversight Board (the “PCAOB”) recently, our securities may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCAA”) and related regulations, if the PCAOB is unable to inspect our auditors for two consecutive years beginning in 2022. As a result, an exchange may determine to delist our securities. The PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Furthermore, the PCAOB’s report identified the specific registered public accounting firms which were subject to these determinations. On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law, which reduces the number of consecutive non- inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Our financial statements have been audited by an independent registered public accounting firm that is headquartered in the United States who is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess an auditor’s compliance with the applicable professional standards, and has been inspected by the PCAOB on a regular basis. Our auditor is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely. As of the date of this annual report, we have not been identified by the SEC as a commission-identified issuer under the HFCAA. However, there is a risk that our auditor cannot be inspected by the PCAOB in the future. The lack of inspection could cause trading in our securities to be prohibited under the HFCAA, and, as a result, The Nasdaq Stock Market LLC (“Nasdaq”) may determine to delist our securities, which may cause the value of our securities to decline or become worthless. See risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Relating to Conducting Business in China— Although the financial statements contained in this annual report was issued by U.S. auditors who are currently inspected by the PCAOB, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our Class A ordinary shares may be delisted or prohibited from trading.”

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

For a detailed description of risks related to enforceability of civil liabilities, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Securities—Certain judgments obtained against us by our shareholders may not be enforceable” and “—You may face difficulties in protecting your interests in the Company, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct our operations primarily in emerging markets.”

FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “will,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding Ebang International Holdings Inc. and its subsidiaries’ intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section “Item 3. Key Information—D. Risk factors” in this annual report. These risks and uncertainties include factors relating to:

●	our goals and strategies;

●	our business and operating strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenues, costs or expenditures;

●	our dividend policy;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our relationships with customers and business partners;

●	the trends in, expected growth in and market size of the industries in the markets we have business and globally;

●	our ability to maintain and enhance our market position;

●	our ability to continue to develop new technologies and/or upgrade our existing technologies;

●	developments in, or changes to, laws, regulations, governmental policies, incentives and taxation affecting our operations, in particular in the industries in which we conduct our business;

●	relevant governmental policies and regulations relating to our businesses and industry;

●	competitive environment, competitive landscape and potential competitor behavior in our industry; overall industry outlook in our industry;

●	our ability to attract, train and retain executives and other employees;

●	the development of the global financial and capital markets;

●	fluctuations in inflation, interest rates and exchange rates;

●	general business, political, social and economic conditions in the markets we have business;

●	assumptions underlying or related to any of the foregoing; and

●	other factors discussed under “Item 3. Key Information—D. Risk factors” in this annual report.

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

The following table presents the net cash flows from Ebang to its subsidiaries for the periods indicated:

	Years Ended December 31,
	2022	2023	2024
	US$	US$	US$
	(in thousands)
Transfers from Ebang to its subsidiaries	-	45,449	-

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

D. Risk factors

Our business, financial condition and results of operations could be materially and adversely affected if any of the risks described below occur. As a result, the market price of our Class A ordinary shares could decline, and you could lose all or part of your investment. This annual report also contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” The risks below are not the only ones facing the Company. Additional risks not currently known to us or that we currently deem immaterial may also adversely affect us. The following risk factors have been grouped as follows:

a)	Risks relating to conducting business in China;

b)	Risks relating to our business;

c)	Risks relating to our securities; and

d)	General risks.

Summary of Key Risks

Our business is subject to numerous risks and uncertainties, discussed in more detail below. These risks include, among others, the following key risks:

●	Our results of operations have been and may continue to fluctuate, including due to the highly volatile nature of cryptocurrency

●	We may not successfully develop, market or launch any future Fintech businesses or continue operating our existing Fintech businesses

●	The current regulatory environment in foreign markets, and any adverse changes in those environments, could have material adverse impacts on our business

●	The future development and growth of cryptocurrency and digital assets industry is subject to a variety of factors that are difficult to predict and evaluate. If the cryptocurrency and digital assets industry does not grow as we expect, our business, operating results, and financial condition could be adversely affected

●	The money service business in which we operate requires compliance with high and strict standards in order to manage the financial and technological risks to which we may be exposed and the establishment and maintenance of adequate infrastructures, and the failure to manage these risks will have a material adverse effect on our business

●	The renewable energy industry is an emerging market which is constantly evolving and may not develop to the size or at the rate we expect

●	We face risks associated with the expansion of our business operations globally and if we are unable to effectively manage such risks, our business growth and profitability may be negatively affected

●	Our intellectual property rights are valuable, and any inability to protect them could adversely impact our business, operating results, and financial condition

●	We require various approvals, licenses, permits and certifications to operate our business. If we fail to obtain or renew any of these approvals, licenses, permits or certifications, it could materially and adversely affect our business and results of operations

●	Although the financial statements contained in this annual report was issued by U.S. auditors who are currently inspected by the PCAOB, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our Class A ordinary shares may be delisted or prohibited from trading

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations and financial condition

●	Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC operating subsidiaries, which could restrict our ability to act in response to changing market conditions in a timely manner

●	Dividends payable to our foreign investors and gains on the sale of our Class A ordinary shares by our foreign investors may become subject to PRC taxation

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A ordinary shares for a return on your investment

●	You may face difficulties in protecting your interests in the Company, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct our operations primarily in emerging markets

●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial

●	We are a “controlled company” within the meaning of the Nasdaq Rules, and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies

●	We are an emerging growth company within the meaning of the Jumpstart Our Business Startups Act (the “JOBS Act”) and may take advantage of certain reduced reporting requirements

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies

●	We have in the past incurred and continue to incur losses and negative cash flows from operating activities, and we may not achieve or sustain profitability

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

Pursuant to the Special Administrative Measures for Foreign Investment Access (2024 Edition), or the 2021 Edition Negative List, issued by The Ministry of Commerce of the PRC (the “MOFCOM”) and the National Development and Reform Commission (the “NDRC”) on September 26, 2024, which came into effect on January 1, 2024, our business does not fall into the Negative List. However, the 2024 Edition Negative List provides that “[f]ields not mentioned in the Negative List for Foreign Investment Access shall be subject to administration under the principle of consistency for domestic and foreign investments. The relevant provisions of the Negative List for Market Access shall apply to domestic and foreign investors on a unified basis.”

In addition, based on the Negative List for Market Access (2022) which became effective on March 12, 2022, “the Catalogue for Guidance on Industrial Restructuring shall be included in the Negative List for Market Access”; and according to the Decision of the State Council on Promulgating and Implementing the “Temporary Provisions on Promoting Industrial Structure Adjustment,” valid from December 2, 2005, “[i]n principle, the ‘Guidance Catalogue for the Industrial Structure Adjustment’ shall apply to various types of enterprises inside China.” “[t]he industries of the eliminated category under the ‘Guidance Catalogue for the Industrial Structure Adjustment’ shall apply to the foreign investment enterprises” and “[i]nvestments are prohibited from being contributed to projects under the eliminated category.” Furthermore, the NDRC released on December 27, 2023 its No. 7 Decree, announcing that the Decision of the National Development and Reform Commission on Amending the Guiding Catalog for Industrial Restructuring (2024 Version) (the “Amended Catalog”). The Amended Catalog added ‘virtual currency mining activities’ to the eliminated category of ’1. outdated production processing and equipment’ under the original Catalog.

As a result of all of the above, foreign investment enterprises are prohibited from virtual currency activities.

Changes in China’s economic, political or social conditions or government policies could have an adverse effect on our business, results of operations and financial condition

Historically most of our revenues have been, and we expect in the foreseeable future, certain of our revenues will continue to be, derived from China, and certain of our operations, including our research and development sector, is conducted in China. Accordingly, our business, prospects, results of operations and financial condition may be influenced by political, economic and social conditions in China generally and by continued economic growth in China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the degree of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, aiming to influence the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations.

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

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy has gradually slowed in recent years and the trend may continue, and the Chinese population began to decline in 2022. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war may increase market volatility across the globe. There have also been concerns on the relationship among China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs, as well as sanctions and anti-sanction actions implemented by both sides. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

We may be subject to EIT on our worldwide income if our company or any of our subsidiaries were considered a PRC “resident enterprise” under the PRC Enterprise Income Tax Law (the “EIT Law”)

Under the EIT Law and its implementation rules, enterprises established outside of the PRC with “de facto management bodies” within the PRC are considered a “resident enterprise” and will be subject to EIT at a rate of 25% on their worldwide income. The implementation rules under EIT Law define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the production, operation, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation of the PRC ( the “SAT”) promulgated the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies (“Circular 82”), on April 22, 2009, as amended on November 8, 2013, provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in the PRC. On July 27, 2011, the SAT issued the Measures for Administration of Income Tax of Chinese Controlled Resident Enterprises Incorporated Overseas (Trial) (“Circular 45”), as amended on June 15, 2018, to supplement Circular 82 and other tax laws and regulations. Circular 45 clarifies certain issues relating to resident status determination. Although Circular 82 and Circular 45 apply only to offshore enterprises controlled by PRC enterprises or PRC group companies and not those controlled by PRC individuals or foreigners, the determining criteria set forth in Circular 82 and Circular 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals or foreign enterprises. A substantial majority of our senior management team is located in China. If our company or any of our subsidiaries were considered to be a PRC “resident enterprise,” we would be subject to EIT at a rate of 25% on our worldwide income, which could materially reduce our net income.

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

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (“SAFE Circular 37”), which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles (“SPVs”), are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment (“SAFE Notice 13”). Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE. We have used commercially reasonable efforts to notify PRC residents or entities who directly or indirectly hold shares in our Company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

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

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies

In February 2015, SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises (“SAT Public Notice 7”). SAT Public Notice 7 extends its tax jurisdiction to transactions involving the transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. In October 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (“SAT Bulletin 37”), which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident EIT. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer other than the transfer of shares acquired and sold on public markets may be subject to EIT, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10%. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions that involve PRC taxable assets, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxes if our company is transferor in such transactions and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Public Notice 7 or SAT Bulletin 37, or both.

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

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of any securities we may offer. Consequently, if investors in any such offerings were to engage in market trading or other activities in anticipation of and prior to settlement and delivery of such securities, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirements could also materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

Changes in political, business, economic and trade relations between the United States and China may have a material adverse impact on our business, results of operations and financial condition

We cannot predict the possible changes in the economic, regulatory, social and political environment in the United States or China, nor can we predict their potential impact on political, economic and trade relations between the United States and China or on our business.

The United States and China have imposed new and higher tariffs on goods imported from each other, including tariff increases announced by both countries in early 2025. If the United States or China continues imposing such tariffs, or if additional tariffs or trade restrictions are implemented by the United States or by China, the resulting trade barriers could have a significant adverse impact on our business. The adoption and expansion of trade restrictions and tariffs, quotas and embargoes, sanctions, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies, has the potential to adversely impact our costs, our suppliers and the world economy in general, which in turn could have a material adverse effect on our business, results of operations and financial condition.

During President Trump’s first term in office, he signed executive orders banning transactions by any person, or with respect to any property, subject to the jurisdiction of the United States with respect to WeChat, and with persons that develop or control the following Chinese-connected software applications: Alipay, CamScanner, QQ Wallet, SHAREit, Tencent QQ, VMate, WeChat Pay, and WPS Office, some of which are critical to the operation of our business. These executive orders were revoked on June 9, 2021 by former President Biden, who then signed an executive order directing the Department of Commerce to launch a national security review of apps with links to foreign adversaries (which is defined to include China) and issue recommendations for regulatory and legislative action to address the associated risks. The implementation of this executive order could adversely affect our business in a material way.

Additionally, China has enacted laws and regulations to respond to foreign sanctions and exterritorial measures, including the Anti-Foreign Sanctions Law dated June 10, 2021. At this time, we do not know the extent to which our operations will be impacted by these laws and regulations.

We cannot foresee whether and how developments in similar policy actions or any other policy actions taken by the U.S. or Chinese governments will impact our business and financial performance. In addition, changes in political, business, economic and trade relations between the U.S. and China, including the potential for heightened tensions under the current U.S. administration, may trigger negative customer sentiment towards western brands in China, potentially resulting in a negative impact on our business, results of operations and financial condition.

Furthermore, the risks and uncertainties associated with U.S. and China political, business, economic and trade relations may negatively impact investor sentiment towards China-based exchange-listed companies in the U.S., which could in turn adversely affect the demand, price and trading volume of our shares.

We face regulatory uncertainties in China that could restrict our ability to grant share incentive awards to our employees or consultants who are PRC citizens

Pursuant to the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Publicly-Listed Company issued by SAFE on February 15, 2012 (“Circular 7”), a qualified PRC agent (which could be the PRC subsidiary of the overseas-listed company) is required to file, on behalf of “domestic individuals” (defined as both PRC residents as well as non-PRC residents who reside in China for a continuous period of not less than one year, excluding foreign diplomatic personnel and representatives of international organizations) who are granted shares or share options by the overseas-listed company according to its share incentive plan, an application with SAFE to conduct SAFE registration with respect to such share incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the share purchase or share option exercise. Such PRC individuals’ foreign exchange income received from the sale of shares and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in China, which is opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such domestic individuals must also retain an overseas entrusted institution to handle matters in connection with their exercise of share options and their purchase and sale of shares. The PRC domestic agent also needs to update registration with SAFE within three months after the overseas-listed company materially changes its share incentive plan or make any new share incentive plans.

We adopted our Amended and Restated 2020 Share Incentive Plan (the “2020 Plan”), effective upon the completion of our initial public offering, and adopted our 2021 Share Incentive Plan (the “2021 Plan”), effective upon shareholder approval at the 2021 annual general meeting of shareholders held on December 15, 2021. As of the date of this annual report, we have granted 107,486 restricted shares (after forfeitures) under the 2020 Plan and we did not grant any awards under the 2021 Plan. We may grant share incentive awards under both or either plan in the future. When we do, from time to time, we need to apply for or update our registration with SAFE or its local branches on behalf of our employees or consultants who receive options or other equity-based incentive grants under the 2020 Plan, 2021 Plan or future share incentive plans we may adopt, and when we make material changes to such plan(s). However, we may not always be able to make applications or update our registration on behalf of our employees or consultants who hold any type of share incentive awards in compliance with Circular 7, nor can we assure you that such applications or registration updates will be successful. If we or the participants of our share incentive plan(s) who are PRC citizens fail to comply with Circular 7, we and/or such participants of our share incentive plan(s) may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their share options or remit proceeds gained from sale of their shares into China, and we may be prevented from further granting share incentive awards under our share incentive plans to our employees or consultants who are PRC citizens.

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

As of the date of this annual report, we have two wholly-owned subsidiaries and operating entities established in Hong Kong, HK Ebang Communications, principally in the business of trading of blockchain chips; and HK Ebang Digital, principally in the business of information technology development services. Neither entity has established any subsidiary or branch in the PRC or has committed any business operations in the PRC. For additional information, see “Item 4. Information on the Company – C. Organizational Structure.”

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

Risks Relating to Our Business

We have an evolving business model and strategy

Our business model has significantly evolved since our incorporation and we expect it to continue to do so in the future. As blockchain, Fintech and renewable energy businesses become more widely available, we expect their services and products to evolve. In order to stay current with our industry, our business model will also need to evolve. As a result, from time to time, we may modify aspects of our business model relating to our strategy, including pursuing business opportunities outside of the industries in which we currently conduct our business. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business. These modifications may increase the complexity of our business and place significant strain on our management, personnel, operations, systems, technical performance, financial resources and internal financial control and reporting functions. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and adversely affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities within the industries or the industry sectors into which we will venture and we may lose out on such opportunities. Such circumstances could have a material adverse effect on our business, prospects, financial condition and operating results.

Our results of operations have been and may continue to fluctuate, including due to the highly volatile nature of cryptocurrency

Due to the highly volatile nature of the crypto economy and the prices of crypto assets, our operating results have, and may continue to, fluctuate from time to time in accordance with market sentiments and movements in the broader crypto economy. Our operating results will continue to fluctuate as a result of a variety of factors, many of which are unpredictable and in certain instances are outside of our control, including:

●	crypto asset trading activity, including trading volume and the prevailing trading prices for crypto assets, which can be highly volatile;

●	our ability to attract, maintain, grow, and engage our customer and developer base;

●	changes in the legislative or regulatory environment, or actions by U.S. or foreign governments or regulators, including fines, orders, or consent decrees;

●	regulatory changes or scrutiny that impact our ability to offer certain products or services;

●	our ability to continue to diversify and grow our subscription and services revenue;

●	our mix of revenue between transaction and subscription and services;

●	pricing for or temporary suspensions of our products and services;

●	adding crypto assets to, or removing crypto assets from, our cryptocurrency exchange business;

●	our ability to establish and maintain partnerships, collaborations, joint ventures, or strategic alliances with third parties;

●	market conditions of, and overall sentiment towards, the crypto economy;

●	macroeconomic conditions, including interest rates, inflation, and instability in the global banking system;

●	adverse legal proceedings or regulatory enforcement actions, judgments, settlements, or other legal proceedings, and enforcement-related costs;

●	the development and introduction of existing and new products and services by us or our competitors;

●	the amount and timing of our operating expenses related to the maintenance and expansion of our business and operations, including investments we make in the development of products and services, as well as technology offered to our developers, international expansion, and sales and marketing;

●	system failures, outages or interruptions, including with respect to our platform and third-party crypto networks;

●	our lack of control over decentralized or third-party blockchains and networks that may experience downtime, cyberattacks, critical failures, errors, bugs, corrupted files, data losses, or other similar software failures, outages, breaches and losses;

●	breaches of security or privacy;

●	inaccessibility of our platform due to our or third-party actions;

●	our ability to attract and retain talent; and

●	our ability to compete with our competitors.

As a result of these factors, it is difficult for us to forecast growth trends accurately and our business and future prospects are difficult to evaluate, particularly in the short term. In particular, our subscription and services revenue has grown over time, and the income generated by customers exchanging cryptocurrency and fiat currency with us has become a more meaningful revenue contributor within our cryptocurrency exchange business. Therefore, our operating results could fluctuate as a result of changes in the demand for our cryptocurrency exchange subscription and service offerings, in the demand for cryptocurrency or fiat currencies, and our ongoing relationships with third parties.

In view of the rapidly evolving nature of our business and the crypto economy, period-to-period comparisons of our operating results may not be meaningful, and investors should not rely upon them as an indication of future performance. Six months and annual expenses reflected in our financial statements may be significantly different from historical or projected rates. Our operating results in one or more future six-month periods may fall below the expectations of securities analysts and investors and the trading price of our Class A ordinary shares may be adversely affected as a result.

We may not successfully develop, market or launch any future Fintech businesses or continue operating our existing Fintech businesses

As of the date of this annual report, we operate a self-developed proprietary cryptocurrency exchange business platform named Ebonex and a cross-border payment and foreign exchange platform named EbonFX in Australia. In December 2021 and March 2022, we received registration approval from the Australian Transaction Reports and Analysis Centre (the “AUSTRAC”) as a digital currency exchange provider and acquired a company with an Australian Financial Services Licence (“AFSL”) for engaging in financial services in Australia. In September and December 2021, we received the TCSP Licenses from the Companies Registry of Hong Kong, which allows us to carry on a trust or company service business in Hong Kong. In January 2022, we received registration approval as a Trust Company from the Companies Registry of Hong Kong, which allows us to engage in trust related business in Hong Kong. In September 2022, we received the Type 4 and 9 licenses from the Securities and Futures Commission in Hong Kong, which allows us to carry on advising on securities and asset management service. In March 2023, we received the MSO license from Customs and Excise Department in Hong Kong, which allows us to operate money changing and remittance services. In April 2023, we received another registration approval from the AUSTRAC as a digital currency exchange provider and registration approval as an independent remittance dealer on the AUSTRAC Remittance Sector Register. We are in the process of obtaining relevant licenses and approvals for our subsidiaries in Australia to engage in additional Fintech businesses and we are at an initial preparatory stage of the construction of regulatory compliant mining farms in North America. There is no guarantee that we will receive any additional required approvals and licenses for our proposed businesses in such jurisdictions in a timely manner or on commercially reasonable terms, or at all, or that we will commence the proposed businesses as planned, if at all. Additionally, as we have limited experience in operating the proposed business, we will need to obtain additional management, regulatory compliance technical expertise and devote substantial time and effort to these initiatives, which may not be as profitable as we expected or at all. In addition, we may face relevant restrictions from existing and future regulations in connection with our expansion into this line of business. While we have been closely monitoring the development of the relevant regulations and have been in communication with regulatory authorities, this business initiative may not be viable due to regulatory concerns. Our plan to develop, market or launch any future Fintech service platforms or to continue operating our existing Fintech service platforms may suffer significant delays in our efforts and may ultimately not be successful. It is possible that the launch of our future Fintech businesses may never occur, and even if the proposed business is successfully developed, it is possible that it will not be accessed or utilized by a sufficient number of users or will otherwise not achieve a viable business scale or market acceptance.

The current regulatory environment in foreign markets, and any adverse changes in those environments, could have material adverse impacts on our businesses

We currently export our products to various overseas markets, have been operating a cryptocurrency exchange platform and a cross-border payment and foreign exchange platform, and we intend to further develop our business and operations in the future to provide Fintech businesses in overseas jurisdictions, including, but not limited to, Hong Kong, Australia and the United States. Our blockchain products and Fintech businesses could therefore be significantly affected by regulatory developments in such jurisdictions.

Certain aspects of our business are subject to extensive laws, rules, regulations, policies and legal and regulatory guidance, including those governing securities, commodities, cryptocurrency asset custody, exchange and transfer, data governance, data protection, cybersecurity and tax. Many of these legal and regulatory regimes were adopted prior to the advent of the Internet, mobile technologies, cryptocurrency assets and related technologies. As a result, they do not contemplate or address unique issues associated with the crypto economy, are subject to significant uncertainty, and vary widely across federal, state and local laws of the jurisdictions in which we conduct our business. These legal and regulatory regimes, including the laws, rules and regulations thereunder, evolve frequently and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the complexity and evolving nature of certain aspects of our business and the significant uncertainty surrounding the regulation of the crypto economy require us to exercise our judgement as to whether certain laws, rules and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. In addition, governmental authorities that oversee certain aspects of the cryptocurrency markets, including those in the United States and other jurisdictions, have taken actions based on current laws and regulations, and are likely to continue to issue new laws, rules and regulations governing the cryptocurrency industry in which we currently operate and may operate in the future. As a result, existing and future regulations affecting the mining, holding, using, or transferring of cryptocurrencies may adversely affect our future business operations and results of operations, could subject us to significant fines and other regulatory consequences, and could result in our or our customers’ liability for activities conducted by our customers.

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

Cryptocurrencies and digital assets are recent technological innovations, and the regulatory schemes to which digital assets and their related exchanges may be subject have not been fully explored or developed by foreign jurisdictions. Thus, cryptocurrencies and other digital assets face an uncertain regulatory landscape in many foreign jurisdictions. Various foreign jurisdictions may from time to time adopt laws, regulations or directives that affect our cryptocurrency businesses. Due in part to its international nature and the nascent stage of regulation, along with the limited experience with cryptocurrencies and digital assets, and language barriers between international journalists, translators and regulators, information regarding the regulation of cryptocurrencies and other digital assets in various jurisdictions may be incomplete, inaccurate or unreliable. As both the regulatory landscape develops and journalistic familiarity with cryptocurrencies and other digital assets increase, mainstream media’s understanding of cryptocurrencies, digital assets, and the regulation thereof may improve. As we enter into the markets in Australia, Hong Kong and the United States, we have retained local regulatory counsel and expect to continue to monitor the local regulations regarding cryptocurrencies, digital assets, and financial service platforms.

Various foreign jurisdictions have, and may continue to, in the near future, adopt laws, regulations or directives that affect a digital asset network, digital asset markets, and their users, particularly digital asset trading platforms and service providers that fall within such jurisdictions’ regulatory scope. For example:

●	As discussed herein, China has made transacting in cryptocurrencies illegal for Chinese citizens in mainland China, and additional restrictions may follow. China has banned initial coin offerings and there have been reports that Chinese regulators have taken action to shut down a number of China-based digital asset trading platforms.

●	South Korea determined to amend its Financial Information Act in March 2020 to require virtual asset service providers to register and comply with its AML and counter-terrorism funding framework. These measures also provide the government with the authority to close digital asset trading platforms that do not comply with specified processes. South Korea has also banned initial coin offerings.

●	The Reserve Bank of India in April 2018 banned the entities it regulates from providing services to any individuals or business entities dealing with or settling digital assets. In March 2020, this ban was overturned in the Indian Supreme Court, although the Reserve Bank of India is currently challenging this ruling.

●	The United Kingdom’s Financial Conduct Authority published final rules in October 2020 banning the sale of derivatives and exchange-traded notes that reference certain types of digital assets, contending that they are “ill-suited” to retail investors citing extreme volatility, valuation challenges and association with financial crime. A new law, the Financial Services and Markets Act 2023 (“FSMA”), received royal assent in June 2023. The FSMA brings digital asset activities within the scope of existing laws governing financial institutions, markets and assets.

●	The Parliament of the European Union approved the text of the Markets in Crypto-Assets Regulation (“MiCA”) in April 2023, establishing a regulatory framework for digital asset services across the European Union. MiCA is intended to serve as a comprehensive regulation of digital asset markets and imposes various obligations on digital asset issuers and service providers. The main aims of MiCA are industry regulation, consumer protection, prevention of market abuse and upholding the integrity of digital asset markets. MiCA was formally approved by the European Union’s member states in 2023 and came into effect in mid-2024.

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

As discussed, the risks of running a money services business are multifaceted. The failure to establish and maintain such infrastructure could mean two things; firstly, we may face the risk of failing to obtain the relevant approval and license from applicable regulators, in countries where we intend to obtain such licenses such as Australia; and secondly, even in jurisdictions in which we have previously obtained license and approvals, such as in Hong Kong and Australia, we may face penalties imposed by applicable regulators which may include but are not limited to the suspension, revocation, and termination of such licenses and approvals should we breach any regulatory and compliance requirements. In addition to any threat to our licenses in the event of a breach, regulators also have the power to enforce pecuniary measures, including but not limited to significant fines and the commencement of legal proceedings. The possibility of such actions presents a financial, commercial, human resources and reputational risk to money services businesses, which must be mitigated by adequate funding, operational infrastructure and strict compliance controls. Failure to manage such risks may result in a material adverse effect to our business operations.

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

The renewable energy industry is an emerging market which is constantly evolving and may not develop to the size or at the rate we expect

The renewable energy industry is an emerging and constantly evolving market opportunity. We believe the renewable energy industry will still take several years to fully develop and mature, and we cannot be certain that the market will grow to the size or at the rate we expect. Any future growth of the renewable energy market and the success of our renewable service offerings depend on many factors beyond our control, including recognition and acceptance of the renewable service market by consumers, the pricing of alternative sources of energy, a favorable regulatory environment, the continuation of expected tax benefits and other incentives, and our ability to provide our renewable service offerings cost-effectively. If the markets for renewable energy do not develop to the size or at the rate we expect, our business may be adversely affected.

Renewable energy, and in particular, solar energy, has yet to achieve broad market acceptance and depends in part on continued support in the form of rebates, tax credits, and other incentives from federal, state and local governments. The reduction, elimination or expiration of government subsidies and economic incentives could materially and adversely affect the cash flows and value of a particular portfolio company, the flow of potential future portfolio company opportunities and the value of any platform in the sector. In addition, changes in local, state, or federal regulations, especially those related to energy use and environmental standards, could delay project timelines or increase costs. Ensuring compliance with evolving industry, environmental and cybersecurity standards may necessitate additional investments in technology and personnel, impacting our overall profit margins. Furthermore, growth in commercial and residential solar energy depends in part on macroeconomic conditions, retail prices of electricity and customer preferences, each of which can change quickly. Declining macroeconomic conditions, including in the job markets and commercial and residential real estate markets, could contribute to instability and uncertainty among customers and impact their financial wherewithal, credit scores or interest in entering into long-term contracts, even if such contracts would generate immediate and long-term savings.

Furthermore, market prices of retail electricity generated by utilities or other energy sources could decline for a variety of reasons, including declining costs related to raw materials and manufacturing. Any such declines in macroeconomic conditions, changes in retail prices of electricity or changes in customer preferences would adversely impact our business.

In addition, the development and operation of renewable assets may at times be subject to public opposition. While public opposition is usually of greatest concern during the development stage of renewable assets, continued opposition could have an impact on our ongoing operations.

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

If we are unable to manage our growth or execute our strategies effectively, our business, results of operations and financial condition may be materially and adversely affected

As of the date of this annual report, we have been operating a cryptocurrency exchange platform and a cross-border payment and foreign exchange platform outside the PRC; have received registration approval as a digital currency exchange provider, acquired a company with an AFSL, obtained registration approval as an independent remittance dealer in Australia; received the Money Service Operator (MSO) License, Type 4 and 9 licenses, the Trust or Company Service Provider (TCSP) license and registration approval as a Trust Company in Hong Kong; and we are in the process of obtaining relevant licenses and approvals for our subsidiaries in Australia to engage in additional Fintech businesses. We may fail to successfully execute our expansion plan due to our limited resources and other reasons beyond our control. For example, our Fintech and renewable energy related services and/or products may be unable to compete effectively with other similar services and/or products already available to the Fintech or renewable energy community. We may also not be able to predict the trends and market size of such industries. Should we fail to successfully manage our growth or implement our strategies, the resources we allocate to the new business lines will be wasted, and our business, results of operations and financial condition could be materially and adversely affected.

Each of our subsidiaries in Australia, Hong Kong, Singapore, the United States and other overseas jurisdictions have a limited operating history, which makes it hard for us to evaluate their abilities to generate revenue through operations, and to date, each of them has not generated material revenue from any commercially available blockchain products, Fintech services, or renewable energy products

Our subsidiaries in Australia, Hong Kong, Singapore, the United States and other overseas jurisdictions have been formed since 2020 for the purpose of establishing our blockchain, Fintech and renewable energy businesses. Their limited operating history and the relative immaturity of the blockchain, Fintech and renewable energy industries make it difficult for us to evaluate their current business and future prospects. They have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate uses of their limited resources, gaining market acceptance, managing a complex and evolving regulatory landscape and developing new products. With the development of industry and market changes, we are continuously adjusting our strategic deployment and business model, especially through real-time adjustment of the layout and operations of subsidiaries. These subsidiaries’ current or future operating model may require changes in order for them to scale their operations efficiently and be successful. Investors in our securities should consider the business and prospects of our overseas subsidiaries in these countries in light of the risks and difficulties they face as early-stage companies focused on developing products in the field of Fintech and renewable energy businesses.

We face risks associated with the expansion of our business operations globally and if we are unable to effectively manage such risks, our business growth and profitability may be negatively affected

We intend to grow our business in part by expanding our sales network and operations internationally. Our expansion plans include possibly establishing an assembly facility and offices for sales, research and development and other operations in the United States; and we are at an early stage of establishing Fintech service platforms and renewable energy businesses in Australia and other overseas jurisdictions. Any significant deterioration in the relationship between any of these countries and region may have a material and adverse effect on our proposed business operations in these jurisdictions. However, there are risks associated with such global expansion plans, including:

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

The businesses that we are pursuing through certain of our subsidiaries’ initiatives are novel and subject to technical, operational, financial, regulatory, legal, reputational and marketing risks and we cannot assure you that such acquisitions or strategic alliances may be successfully implemented

We have and may continue to acquire interests in various businesses, including but not limited to Fintech companies, broker-dealers, digital currency transfer and payment businesses and the renewable energy business. We have limited experience with the operation of such businesses. For example, in some countries the licensing requirements and regulations expressly cover companies engaged in digital currency activities; in others it is not clear whether or how the existing laws and regulations apply to digital currency activities. Similarly, government policies and regulations on renewable energy vary among different countries and states depending on the development and usage of renewable energy sources. Licenses and registrations that we may be required to obtain may subject us to various anti-money laundering, KYC, record-keeping, reporting and capital and bonding requirements, limitations on the investment of customer funds, and inspection by regulatory agencies. These are areas in which we do not have substantial experience and which are subject to the risks of novel businesses, including technical, operational, financial, regulatory, legal and reputational risks, as well as the risk that we may be unable to market, license or sell our technology successfully or profitably. The occurrence of any such risks, any such penalties, or even allegations of criminal or civil misconduct, could have a material adverse effect on us and on our financial results and business.

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

Our crypto exchange business revenue is substantially dependent on the prices of crypto assets and volume of transactions conducted on our platform. If such price or volume declines, our crypto exchange business and financial condition would be adversely affected

Our crypto exchange business revenue is largely generated from transaction fees on our platform in connection with the purchase, sale, and trading of crypto assets by our customers. Transaction revenue is based on transaction fees that are either a flat fee or a percentage of the value of each transaction. For our consumer trading product, we also charge a spread to ensure that we are able to settle purchases and sales at the prices we quote to customers. Declines in the volume of crypto asset transactions, the price of crypto assets, or market liquidity for crypto assets generally may result in lower total revenue to us.

The price of crypto assets and associated demand for buying, selling, and trading crypto assets have historically been subject to significant volatility. If the price and transaction volume of crypto assets decline in the future, our ability to generate revenue from our crypto exchange business may suffer and customer demand for our products and services may decline, which could adversely affect our crypto exchange business, related operating results and financial condition.

The price and transaction volume of any crypto asset is subject to significant uncertainty and volatility, depending on a number of factors, including:

●	market conditions of, and overall sentiment towards, crypto assets and the cryptoeconomy, including, but not limited to, as a result of actions taken by or developments of other companies in the cryptoeconomy;

●	changes in liquidity, market-making volume, and trading activities;

●	trading activities on other crypto platforms worldwide, many of which may be unregulated, and may include manipulative activities;

●	investment and trading activities of highly active consumer and institutional users, speculators, miners, and investors;

●	the speed and rate at which crypto is able to gain adoption as a medium of exchange, utility, store of value, consumptive asset, security instrument, or other financial assets worldwide, if at all;

●	decreased user and investor confidence in crypto assets and crypto platforms;

●	negative publicity and events relating to the cryptoeconomy;

●	unpredictable social media coverage or “trending” of, or other rumors and market speculation regarding, crypto assets;

●	the ability for crypto assets to meet user and investor demands;

●	the functionality and utility of crypto assets and their associated ecosystems and networks, including crypto assets designed for use in various applications;

●	consumer preferences and perceived value of crypto assets and crypto asset markets;

●	increased competition from other payment services or other crypto assets that may exhibit better speed, security, scalability, or other characteristics;

●	adverse legal proceedings or regulatory enforcement actions, judgments, or settlements impacting cryptoeconomy participants;

●	regulatory or legislative changes, scrutiny and updates affecting the cryptoeconomy;

●	the characterization of crypto assets under the laws of various jurisdictions around the world;

●	the adoption of unfavorable taxation policies on crypto asset investments by governmental entities;

●	the maintenance, troubleshooting, and development of the blockchain networks underlying crypto assets, including by miners, validators, and developers worldwide;

●	the ability for crypto networks to attract and retain miners or validators to secure and confirm transactions accurately and efficiently;

●	legal and regulatory changes affecting the operations of miners and validators of blockchain networks, including limitations, and prohibitions on mining activities, or new legislative or regulatory requirements as a result of growing environmental concerns around the use of energy in Bitcoin and other proof-of-work mining activities;

●	ongoing technological viability and security of crypto assets and their associated smart contracts, applications and networks, including vulnerabilities against hacks and scalability;

●	speed and fees associated with processing crypto asset transactions, including on the underlying blockchain networks and on crypto platforms;

●	financial strength of market participants;

●	the availability and cost of funding and capital;

●	the liquidity and credit risk of other crypto platforms and other participants of the cryptoeconomy;

●	interruptions or temporary suspensions or other compulsory restrictions in products or services from or failures of major crypto platforms;

●	availability of an active derivatives market for various crypto assets;

●	availability of banking and payment services to support crypto-related projects;

●	instability in the global banking system and the level of interest rates and inflation;

●	monetary policies of governments, trade restrictions, and fiat currency devaluations; and

●	national and international economic and political conditions.

There is no assurance that any supported crypto asset will maintain its value or that there will be meaningful levels of trading activities. In the event that the price of crypto assets or the demand for trading crypto assets decline, our crypto exchange business, related operating results, and financial condition would be adversely affected.

Meaningful concentration of revenue generated from our cryptocurrency exchange business comes from stablecoin income related to fiat and USDT. If revenue from these areas declines and is not replaced by new demand for crypto assets or other products and services, our business, operating results, and financial condition could be adversely affected.

While we support a diverse portfolio of crypto assets for trading and custody, our net revenue from our crypto exchange platform is concentrated in a limited number of areas, such as transaction fees in connection with Bitcoin, Ethereum and stablecoins such as USDC and USDT. In addition to the factors impacting the broader cryptoeconomy described in this section, our revenue may be adversely affected if the markets for Bitcoin and Ethereum deteriorate or if their prices decline, including as a result of the following factors:

●	the reduction in blockchain transaction fees of Bitcoin, including block reward halving events, which are events that occur after a specific period of time and reduce the block reward earned by miners;

●	public sentiment related to the actual or perceived environmental impact of Bitcoin, Ethereum, and related activities, including environmental concerns raised by private individuals and governmental actors related to the energy resources consumed in the Bitcoin mining process;

●	disruptions, hacks, splits in the underlying networks also known as “forks,” attacks by malicious actors who control a significant portion of the networks’ hash rate such as double spend or 51% attacks, or other similar incidents affecting the Bitcoin or Ethereum blockchain networks;

●	hard “forks” resulting in the creation of and divergence into multiple separate networks, such as Bitcoin Cash and Ethereum Classic;

●	informal governance led by Bitcoin and Ethereum’s core developers that lead to revisions to the underlying source code or inactions that prevent network scaling, and which evolve over time largely based on self-determined participation, which may result in new changes or updates that affect their speed, security, usability, or value;

●	the ability for Bitcoin and Ethereum blockchain networks to resolve significant scaling challenges and increase the volume and speed of transactions;

●	the ability to attract and retain customers and developers to use Bitcoin and Ethereum for payment, store of value, unit of accounting, and other intended uses and the absence of another supported crypto asset to attract and retain developers and customers for the same;

●	transaction congestion and fees associated with processing transactions on the Bitcoin and Ethereum networks and the absence of another supported crypto asset to replace these transactions;

●	the identification of Satoshi Nakamoto, the pseudonymous person or persons who developed Bitcoin, or the transfer of Satoshi’s Bitcoins;

●	negative perception of Bitcoin or Ethereum;

●	developments in mathematics and technology, including in digital computing, algebraic geometry, and quantum computing that could result in the cryptography being used by Bitcoin and Ethereum becoming insecure or ineffective;

●	adverse legal proceedings or regulatory enforcement actions, judgments, or settlements impacting cryptoeconomy participants;

●	regulatory, legislative or other compulsory or informal restrictions or limitations on Bitcoin or Ethereum lending, mining or staking activities;

●	liquidity and credit risk issues experienced by other crypto platforms and other participants of the cryptoeconomy; and

●	laws and regulations affecting the Bitcoin and Ethereum networks or access to these networks, including a determination that either Bitcoin or Ethereum constitutes a controlled or otherwise regulated financial instrument under the laws of any jurisdiction.

In addition, our revenue generated from exchange of stablecoins depends on a variety of factors, including demand for our crypto exchange business, demand for USDC and USDT, the overall respective USDC and USDT market capitalizations, the balance of USDC and USDT on our platform, interest rates, and ongoing relationships with third parties. If such factors are negatively impacted, our business, operating results, and financial condition could be adversely affected.

The development and acceptance of cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete transactions, is part of a new and rapidly evolving industry that employs Bitcoin assets based upon a computer-generated mathematical and/or cryptographic protocol. Large-scale acceptance of cryptocurrencies as a means of payment has not occurred, and may never occur. The growth of this industry in general, and the use of Bitcoin, in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may occur unpredictably. The factors include, but are not limited to:

●	continued worldwide growth in the adoption and use of cryptocurrencies as a medium to exchange;

●	governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar Bitcoin systems;

●	changes in consumer demographics and public tastes and preferences;

●	the maintenance and development of the open-source software protocol of the network;

●	the increased consolidation of contributors to the Bitcoin blockchain through mining pools;

●	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

●	the use of the networks supporting cryptocurrencies for developing smart contracts and distributed applications;

●	general economic conditions and the regulatory environment relating to cryptocurrencies; and

●	negative consumer sentiment and perception of Bitcoin specifically and cryptocurrencies generally.

The outcome of these factors could have negative effects on our ability to continue as a going concern or to pursue our cryptocurrency exchange business strategy at all, which could have a material adverse effect on our business, prospects or operations as well as potentially negative effect on the value of any Bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, which would harm investors in our securities.

There is a lack of liquid markets for cryptocurrencies, and blockchain/Bitcoin-based assets are susceptible to potential manipulation

Cryptocurrencies that are represented and traded on a ledger-based platform may not necessarily benefit from viable trading markets. Stock exchanges have listing requirements and vet issuers, requiring them to be subjected to rigorous listing standards and rules, and monitoring investors transacting on such platforms for fraud and other improprieties. These conditions may not necessarily be replicated on a distributed ledger platform, depending on the platform’s controls and other policies. The more lax a distributed ledger platform is about vetting issuers or users that transact in cryptocurrencies on a platform, the higher the potential risk for fraud or the manipulation of the ledger due to a control event. These factors may decrease liquidity or volume or may otherwise increase volatility of investment securities or other assets trading on a ledger-based system, which may adversely affect our cryptocurrency exchange platform. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our cryptocurrency exchange business strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account and harm investors.

The activities of stablecoin issuers and their regulatory treatment may affect our cryptocurrency exchange platform and the price of Bitcoin more broadly

We may be exposed to risks that stablecoins pose for Bitcoin and other digital asset markets. Stablecoins are digital assets designed to have a stable value over time as compared to typically volatile digital assets. Although the prices of stablecoins are intended to be stable, their market values may fluctuate. This volatility has in the past indirectly or apparently impacted the price of Bitcoin, Etherium and other cryptocurrencies. Stablecoins are a relatively new phenomenon whereby assets held in stablecoins has increased significantly over the past few years, such that it is impossible to know all of the risks that they could pose to participants in the bitcoin market. In addition, some have argued that certain stablecoins are improperly issued without sufficient backing in a way that, when the stablecoin is used to pay for Bitcoin, could cause artificial rather than genuine demand for Bitcoin, which may artificially inflate the price of Bitcoin. Some issuers of stablecoins may not be vetted or regulated, and it is not always possible to discern whether there is sufficient backing for a given stablecoin or other mechanisms to maintain a stable price for the asset. In addition, it is not possible to eliminate the possibility that some stablecoins are involved in illicit activities. Given the foundational role that stablecoins play in global digital asset markets, their fundamental liquidity can have a dramatic impact on (i) our cryptocurrency exchange platform, which transacts in stablecoins, and (ii) the broader digital asset market, including the market for Bitcoin. Because a large portion of the digital asset market trading volume occurs in stablecoins, there is a risk that actual or perceived loss of value or backing could disrupt the digital asset market, including via a disorderly de-pegging or a run on stablecoins could lead to dramatic market volatility in digital assets more broadly. Perceived or actual volatility in stablecoins, operational issues with stablecoins (for example, technical issues that prevent settlement), concerns about the sufficiency of any reserves that support stablecoins or potential manipulative activity when unbacked stablecoins are used to pay for other digital assets (including Bitcoin), or regulatory concerns or actions about stablecoin issuers or intermediaries, such as platforms including exchange platforms like ours, that support stablecoins, could impact both the digital assets market and individuals’ willingness to trade on trading venues that rely on stablecoins, reduce liquidity in the Bitcoin and broader digital asset markets, and affect the value of Bitcoin and digital assets more broadly.

Our use of open source software code may subject our software to general release or require us to re-engineer our software, which could harm our business.

Our technology platform uses open source software code. Companies that incorporate open source software into their products have, from time to time, faced claims challenging the ownership of open source software. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software. In addition, some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code in their software and make any derivative works of the open source code available on unfavorable terms or at no cost. Open source license terms may be ambiguous, and many of the risks associated with usage of open source software cannot be eliminated. We believe that our use of open source software is in compliance with the relevant open source software licenses and does not require disclosure of any of our source code. However, if we were found to have inappropriately used open source software, we may be required to release our proprietary source code, reengineer or discontinue use of our software or take other remedial action any or all of which could cause disruptions in, or impose significant costs on, our business.

We plan to increase our export of products to the United States and the European Union in the future, which may be subject to high tariff rates resulting from protectionism trade policies, and as a result, our future sales volumes, profitability and results of operations will be materially and adversely affected

Historically, only a small portion of our mining machines were exported to the United States and no renewable energy product was exported to the United States. Going forward we plan to increase our export of products to the U.S. market, including but not limited to, mining machines and renewable energy products. However, the United States and China have recently been involved in controversy over trade barriers that have threatened a trade war between these two countries, and have implemented tariffs on certain imported products. Although the United States had not announced any trade policies that may directly impact the export of our mining machines as of the date of this annual report, we cannot accurately predict whether any anti-dumping duties, tariffs or quota fees will be imposed on our mining machines by the United States in the future. While the details of President Trump’s tariffs remain to be seen, any tariff on imported goods could drive up the cost of land-based wind turbines and increase the cost of building renewable energy facilities in the United States, thereby increasing the costs of exporting our renewable energy products to the United States. Any export requirements, tariffs, taxes and other restrictions and charges imposed by the United States on our mining machines or renewable energy products could significantly increase our customers’ purchase costs thereof and make such products less competitive in the U.S. market. As a result, our future sales volumes, profitability and results of operations could be adversely affected.

In addition, we also intend to increase our export of products to the European Union in the future. However, the worldwide populism trend that calls for protectionism trade policy and potential international trade disputes could cause turbulence in the international markets. These government policies or trade barriers could increase the prices of our mining machines and cause us to lose our sales and market share to our competitors in these countries.

The average selling prices of certain products may decrease from time to time due to technological advancement and we may not be able to pass onto our suppliers such decreases, which may in turn adversely affect our profitability

The blockchain and the renewable energy industries are characterized by rapid launches of new products, continuous technological advancements and changing market trends and customer preferences, all of which translate to a shorter life cycle and a decrease in the average selling prices of products over time. Because we compete in the environment of rapidly-evolving technology advancement and market trends and developments of such industries, we cannot assume that we will be able to pass on any decrease in average selling prices of our products to our suppliers. If the average selling prices of our products unusually or significantly decrease and such decreases cannot be offset by a corresponding decrease in the prices of the principal components of our products, our gross profit margins may be materially and adversely affected, which in turn, may adversely affect our profitability.

We may not be able to price our products at our desired margins as a result of any decrease in our bargaining power or changes in market conditions

We set prices for our products based on a number of internal and external factors, such as the cost of production, the technological contents of our products, market conditions, and competition that we face. Our ability to set favorable prices at our desired margins and to accurately estimate costs, among other factors, has a significant impact on our profitability. We cannot assure you that we will be able to maintain our pricing or bargaining power or that our gross profit margin will not be driven down by market conditions or other factors. If we see higher pricing pressure due to intensified competition from other manufacturers as our competitors’ products may be more technologically advanced or energy-efficient, decreases in prices to our customers in the end market or any other reasons, or if we otherwise lose bargaining power due to weaker demand for our products, we may need to reduce the prices and lower the margins of our products and we may even be unable to continue to market our products at all. Moreover, we may not be able to accurately estimate our costs or pass on all or part of any increase in our costs of production, in particular the costs of raw materials, components and parts, to our customers.

Shortages in, or rises in the prices of, the components of our products may adversely affect our business

Given the long production period to manufacture, assemble, and deliver certain components and products, problems could arise in planning production and managing inventory levels that could seriously interrupt our operations, including the possibility of defective parts, an increase in component costs, delays in delivery schedules, and shortages of components. For example, our mining machines require components such as ASIC chips, printed circuit boards (“PCBs”), electronic components, fans, aluminum casings, controllers, power adaptors, and connectors. Our renewable energy products rely on components such as inverters, batteries, battery enclosures, connectors, and other structural components. The production of these current products depends on obtaining adequate supplies of these components on a timely basis and at competitive prices. We do not typically maintain large inventory of the components, and rather purchase them on an “as-needed” basis from various third-party component manufacturers that satisfy our quality standards and meet our production requirements. We may have to turn to less reputable suppliers if we cannot source adequate components from our regular suppliers. Under such circumstances, the quality of the components may suffer and could cause performance issues in our products.

Shortages of components could result in reduced production or delays in production, as well as an increase in production costs, which may negatively affect our ability to fulfill orders or make timely shipments to our customers, as well as our customer relationships and profitability. Component shortages may also increase our costs of goods sold because we may be required to pay higher prices for components in short supply, or redesign or reconfigure products to accommodate for the substitute components, without being able to pass such cost to our customers. As a result, our business, results of operations and reputation could be materially and adversely affected by any product defects.

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

If certain cryptocurrency networks are used to facilitate illicit activities, businesses that facilitate transactions in such cryptocurrency could be at increased risk of criminal or civil lawsuits, or of having services cut off, which could negatively affect the price of the cryptocurrency and the profitability of the Company

Digital asset networks have in the past been, and may continue to be, used to facilitate illicit activities. If certain cryptocurrency networks are used to facilitate illicit activities, businesses that facilitate transactions in such cryptocurrency could be at increased risk of potential criminal or civil lawsuits, or of having banking or other services cut off, and such cryptocurrency could be removed from digital asset trading platforms as a result of these concerns. Other service providers of such businesses may also cut off services if there is a concern that certain cryptocurrency networks are being used to facilitate crime. Any of the aforementioned occurrences could increase regulatory scrutiny of the cryptocurrency network in question and/or adversely affect the price of such cryptocurrency, the attractiveness of such cryptocurrency network and the Company’s ability to operate.

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

As the use of digital asset networks increases without a corresponding increase in throughput of the networks, average fees and settlement times can increase significantly. Bitcoin’s network, for example, has been, at times, at capacity, which has led to very high transaction fees. Increased fees and decreased settlement speeds could preclude certain use cases for Bitcoin (e.g., micropayments), and can reduce demand for and the market price of Bitcoin, which could adversely affect the market demand for our cryptocurrency exchange platform. There is no guarantee that any of the mechanisms already in place or being explored for increasing the scale of settlement of Bitcoin transactions will be effective, or how long they will take to become effective, which could adversely affect the market demand for our cryptocurrency exchange platform.

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

High customer concentration exposes us to all of the risks faced by our major customers and may subject us to significant fluctuations or declines in revenues

Our customers include both enterprises and individuals. A limited number of our major customers, however, have contributed a significant portion of our revenues in the past. Our revenue from the top ten largest customers accounted for approximately 88%, 44% and 31% of our total revenues in 2022, 2023 and 2024. Although we continually seek to diversify our customer base, we cannot assure you that the proportion of the revenue contribution from these customers to our total revenues will decrease in the near future. We offer credit sales to our major, long-term customers. Dependence on a limited number of major customers will expose us to the risks of substantial losses and may increase our account receivables and extend its turn over days if any of them reduces or even ceases business collaborations with us. Specifically, any one of the following events, among others, may cause material fluctuations or declines in our revenues and have a material and adverse effect on our business, financial condition, results of operations and prospects:

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

We are exposed to credit risks and concentration of credit risks in relation to defaults from counterparties

There are credit risks associated with our business. In particular, for our product sales business, we always use credit sales, and our service business may also have credit risks as our products become more diverse. As of December 31, 2023 and 2024, our net accounts receivable was US$0.9 million and US$1.6 million, respectively, and we recorded allowance for doubtful accounts of US$2.1 million and US$2.1 million, as of the same dates.

In addition, we also face concentration of credit risks associated with our business. Our exposure to credit risk is influenced mainly by the individual characteristics of each customer as well as the industry or country in which the customers operate and is concentrated on a few customers. As of December 31, 2023 and 2024, 20% and 27% of our total accounts receivables were due from one of our customers, respectively.

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

Our prepayments to suppliers may subject us to counterparty risk associated with such suppliers and negatively affect our liquidity

We are required to prepay some of our suppliers before the service is provided to secure the supplier’s production capacity. As of December 31, 2023 and 2024, the outstanding balance of prepayments we made to our suppliers amounted to US$0.2 million and US$0.07 million, respectively. The amount of our prepayments may significantly increase as we continue to pursue technological advancement. We are subject to counterparty risk exposure to our suppliers. Any failure by our suppliers to perform their contract obligations on a timely manner and/or with our requested quality may result in us not being able to fulfill customers’ orders accordingly. In such event, we may not be able to regain the prepayment in a timely manner or in full, even though our suppliers are obligated to return such prepayments under specified circumstances as previously agreed upon. Furthermore, if the cash outflows for the prepayments significantly exceed the cash inflows during any period, our future liquidity position will be adversely affected.

If we experience difficulty in collecting our trade receivables, our liquidity, financial condition and results of operations would be negatively impacted

We derive our revenues from the sale of products and are subject to counterparty risks such as our customer’s inability to pay. As of December 31, 2023 and 2024, our trade receivables amounted to US$0.9 million and US$1.6 million, respectively. There can be no assurance that we will be able to collect our trade receivables on a timely basis, and our trade receivable turnover days may increase, which in turn could materially and adversely affect our liquidity, financial condition and results of operations.

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

In order to maintain an appropriate inventory level of finished goods and raw materials to meet market demand, we adjust our procurement amount and production schedule from time to time based on customers’ orders and anticipated demand. We also carry out an inventory review and an aging analysis on a regular basis. We make provision for obsolete and slow-moving inventory of raw materials and finished goods that are no longer suitable for use in production or sale. However, we cannot guarantee that these measures will always be effective and that we will be able to maintain an appropriate inventory level. We may also be exposed to the risk of holding excessive inventory, including older generation mining machines that are less marketable as well as older ASIC chips which may increase our inventory holding costs and subject us to the risk of inventory obsolescence or write-offs, which could have a material adverse effect on our business, results of operations and financial condition. For example, we recorded write-down for the potentially obsolete, slow-moving inventory and lower of cost or market adjustment of US$6.5 million, US$0.3 million and US$0.3 million in 2022, 2023 and 2024, respectively. If we cannot maintain an appropriate inventory level, we may lose sales and market share to our competitors.

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

We rely on third-party logistics service providers to deliver our products. Disruption in logistics may prevent us from meeting customer demand and our business, results of operations and financial condition may suffer as a result

We partner with third-party logistics service providers to transport ICs from our production partners to our assembly plant, from our warehouses to our customers, and leverage maritime shipping services to transport renewable energy products to Australia warehouses. Disputes with or termination of our contractual relationships with one or more of our logistics service providers could result in delayed delivery of products or increased costs. There can be no assurance that we can continue or extend relationships with our current logistics service providers on terms acceptable to us, or that we will be able to establish relationships with new logistics service providers to ensure accurate, timely and cost-efficient delivery services. If we are unable to maintain or develop good relationships with our preferred logistics service providers, it may inhibit our ability to offer products in sufficient quantities, on a timely basis, or at prices acceptable to our consumers. If there is any breakdown in our relationships with our preferred logistics service providers, we cannot assure you that no interruptions in our product delivery would occur or that they would not materially and adversely affect our business, prospects and results of operations.

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

We face intense industry competition

We operate in a highly competitive environment. Our competitors include companies that may have a larger market share, greater brand recognition, broader international customer base, greater financial resources or other competitive advantages. We anticipate that competition will increase as blockchain, Fintech and renewable energy gain greater acceptance and more players join the market. Furthermore, we anticipate encountering new competition as we expand our sales and operations to new locations geographically and into wider applications of overseas blockchain, Fintech and renewable energy businesses. Some of our competitors in this industry include larger, more well-established companies with greater economies of scale and more bargaining power with suppliers.

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

Fluctuations in exchange rates could affect our results of operations and reduce the value of your investment

We have subsidiaries in multiple countries which operate in local currencies. Our reporting currency is denominated in U.S. dollars. We are exposed to currency risks primarily through sales and purchases which give rise to receivables, payables and cash balances that are denominated in a currency other than the functional currency of the operations to which the transaction relates. We are therefore subject to the risk of fluctuations in the exchange rate of U.S. dollars against Australian dollars, Hong Kong dollars and Renminbi. The value of U.S. dollars against Australian dollars, Hong Kong dollars and Renminbi fluctuates and is subject to changes resulting from the PRC government’s policies and depends to a large extent on domestic and international economic and political developments, as well as supply and demand in the local market. With the development of the foreign exchange market and progress toward interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against Australian dollars, Hong Kong dollars or U.S dollars in the future.

We incurred a foreign exchange gain of US$0.5 million in 2023, and a foreign exchange loss of US$2.2 million and US$2.2 million in 2022 and 2024, respectively. We had currency translation gains of US$0.9 million in 2024, recognized in other comprehensive gain, and currency transaction loss of US$5.3 million and US$2.3 million in 2022 and 2023, respectively, which is recognized in other comprehensive loss. Such currency translation gains or losses resulted from exchange differences on translation of financial statements of our entities using currencies other than U.S. dollars as their functional currencies; there is no tax impact generated during the translation.

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

We have and may increasingly become a target for public scrutiny, including complaints to regulatory agencies, negative media coverage, and malicious allegations, all of which could severely damage our reputation and materially and adversely affect our business and prospects

We have been and may continue to be a target for public scrutiny, including complaints to regulatory agencies, negative media coverage, and malicious allegations, which had adversely affected and may adversely affect our reputation. Certain features of cryptocurrency networks, such as decentralization, independence from sovereignty and anonymity of transactions, create the possibility of heightened attention from the public, regulators and the media. Heightened regulatory and public concerns over us and cryptocurrency-related issues may subject us to additional legal and social responsibilities and increased scrutiny and negative publicity over these issues. As the renewable energy business sector continues to grow, so does public concern surrounding environmental impacts. Criticisms of the use of renewable energy include high costs, demand of high land use, and resource scarcity regarding demand for rare earth minerals used for solar panels. Because solar plants take up more space than traditional power plants, renewable energy requires the use of significant amounts of land. Critics also take issue with potential negative environmental impacts of renewable energy from manufacturing and disposal of renewable energy technologies, such as soil erosion and poisonous gases emitted from geothermal sites. Since wind turbines cannot be recycled, they end up in landfills and create pollution, and mining for lithium and other earth minerals results in water loss, ground destabilization, and toxic waste. Skeptics also complain that renewable energy power is also heavily dependent on weather, and factors such as wind flow and sunlight are often inconsistent and difficult to predict. From time to time, these allegations, regardless of their veracity, may result in consumer dissatisfaction, public protests or negative publicity, which could result in government inquiry or substantial harm to our brand, reputation and operations.

Moreover, as our business expands and grows, both organically and through acquisitions of and investments in other businesses, domestically and internationally, we may be exposed to heightened public scrutiny in jurisdictions where we already operate as well as in new jurisdictions where we may operate. U.S. public companies that have substantially all of their operations in China (although we are not one) have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and our stock price. There is no assurance that we would not become a target for regulatory or public scrutiny in the future or that scrutiny and public exposure would not severely damage our reputation as well as our business and prospects. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and distract our management from growing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our stock.

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

While the cryptoeconomy has shown signs of recovery more recently, the full extent of these may not yet be known. Impacts include, but are not limited to, the consequent and ongoing financial distress and bankruptcy of certain crypto market participants, loss of confidence in the broader cryptoeconomy, reputational harm to crypto asset platforms generally, increased negative publicity of the broader cryptoeconomy, heightened scrutiny by regulators and lawmakers, and calls for increased regulation of crypto assets and crypto asset platforms. We have had no material direct impact to our business, financial condition, customers, or counterparties as a result of these events, and we have not had any known material financial exposure to other cryptoeconomy participants that faced insolvency and liquidity issues, experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets, allegedly mishandled customer funds, or experienced significant corporate compliance failures in connection with these events. However, these events caused a change to crypto market prices, crypto market volatility, and customer sentiment, and each of these drivers indirectly impacted our crypto exchange business and its revenue potential.

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

If we fail to comply with labor, work safety or environmental regulations, we could be exposed to penalties, fines, suspensions or action in other forms

Our operations are subject to the labor, work safety and environmental protection laws and regulations promulgated by the governments of the jurisdictions in which we conduct our business. These laws and regulations require us to pay social insurance, maintain safe working conditions and adopt effective measures to control and properly dispose of solid waste and other environmental pollutants. We could be exposed to penalties, fines, suspensions or actions in other forms if we fail to comply with these laws and regulations. Such laws and regulations may be amended from time to time and changes in those laws and regulations may cause us to incur additional costs in order to comply with the more stringent rules. In the event that changes to existing laws and regulations require us to incur additional compliance costs or require costly changes to our production process, our costs could increase and we may suffer a decline in sales for certain products, as a result of which our business, financial conditions and results of operations could be materially and adversely affected.

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

In addition, our future success depends on our ability to retain, attract and incentivize qualified personnel, including our management, sales, marketing, finance and especially research and development personnel. As the driver of our technological and product innovations, our research and development personnel represent a very significant asset of ours. As the technology in the industries in which we conduct our business are advancing at a quick pace, there is an increasing need for skilled engineers. Many companies across the world are struggling to find suitable candidates for their research and development positions. The process of hiring employees with the combination of skills and characteristics required to implement our strategy can be extremely competitive and time-consuming. We cannot assure you that we will be able to attract adequate personnel as we continue to pursue our business strategies.

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

Our corporate actions are significantly influenced by our principal shareholders, including Mr. Hu, our chairman of the board of directors, chief executive officer and chief financial officer, who have the ability to exert significant influence over important corporate matters that require approval of shareholders while their interests may differ from those of the other shareholders. This may deprive you of the opportunity to receive a premium for your Class A Ordinary Shares and materially reduce the value of your investment

Our share capital is designated into Class A ordinary shares and Class B ordinary shares, par value HK$0.03 per share (“Class B ordinary shares”). Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to twenty (20) votes at general meetings of our shareholders. Mr. Hu, our chairman of the board of directors, chief executive officer and chief financial officer, beneficially owns 100% of our Class B ordinary shares, representing approximately 86.2% of the aggregate voting power of our issued and outstanding share capital as of April 28, 2025. However, the interests of our chairman of the board of directors, chief executive officer and chief financial officer may differ from the interests of other shareholders. This concentration of ownership and the protective provisions in our second amended and restated articles of association (the “Articles”) may discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our Class A ordinary shares. We may not be able to enter into other transactions that could be beneficial to us without the consent of Mr. Hu. As a result of the foregoing, the value of your investment could be materially reduced.

Any change or discontinuation of preferential tax treatment we currently enjoy would increase our tax charge

Our PRC subsidiaries are subject to the PRC corporate income tax at a standard rate of 25% on their taxable income, but in 2022, 2023 and 2024, preferential tax treatment was available to three (3), three (3) and two (2) of our PRC subsidiaries respectively. Zhejiang Ebang obtained the “high-tech enterprise” tax status in November 2017, which reduced its statutory income tax rate to 15% from November 2017 to November 2020. Zhejiang Ebang further re-applied and obtained the “high-tech enterprise” tax status for three years from December 2020. At the end of the three-year period, Zhejiang Ebang further re-applied and obtained the “high-enterprise” tax status for three years from December 2023. Hangzhou Dewang obtained the “high-tech enterprise” tax status in November 2018, which reduced its statutory income tax rate to 15% from November 2018 to November 2021. Hangzhou Dewang further re-applied and obtained the tax status “high-tech enterprise” tax for the three-year period start from December 2021. In addition, Ebang IT obtained the “high-tech enterprise” tax status in December 2021, which reduced its statutory income tax rate to 15% from December 2021 to December 2024. Redback Shanghai obtained the “high-tech enterprise” tax status in November 2021, which reduced its statutory income tax rate to 15% from November 2021 to November 2024. Redback Shanghai further re-applied and obtained the “high-tech enterprise” tax status for three years from December 2024.

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

Although the financial statements contained in this annual report was issued by U.S. auditors who are currently inspected by the PCAOB, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our Class A ordinary shares may be delisted or prohibited from trading

Pursuant to the HFCAA, enacted in December 2020, if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit its securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 29, 2022, President Biden signed the Consolidated Appropriations Act, 2023, which, among other things, amended the HFCAA to reduce the time period under the HFCAA to two consecutive years instead of three consecutive years.

On December 16, 2021, the PCAOB issued the Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) China of the China or Hong Kong, because of a position taken by one or more authorities in China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the December 16, 2021 Determination Report; and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. The December 15, 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination.

Should the PCAOB be unable to fully conduct inspection of our auditor’s work papers in China, it will make it difficult to evaluate the effectiveness of our auditor’s audit procedures or equity control procedures. Investors may consequently lose confidence in our reported financial information and procedures or quality of the financial statements, which would adversely affect us and our securities.

The financial statements contained in this annual report for the year ended December 31, 2024 was audited by MaloneBailey, LLP, which is an independent registered public accounting firm that is headquartered in the United States with offices in Beijing and Shenzhen. MaloneBailey, LLP is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination on December 16, 2021. As of the date of this annual report, we have not been identified by the SEC as a commission-identified issuer under the HFCAA. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. Furthermore, the HFCAA and related laws, which now require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years, may result in the delisting of our Class A ordinary shares or the prohibition of trading in our securities in the future if the PCAOB is unable to inspect our auditor at such future time. Delisting may cause a significant decrease in or a total loss of the value of our securities. Although a shareholder’s ownership of our Company may not decrease directly from delisting, the ownership may become worth much less, or, in some cases, lose its entire value.

We incur significant costs and demands upon management and accounting and finance resources as a result of complying with the laws and regulations affecting public companies; if we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements and otherwise make timely and accurate public disclosure could be impaired, which could harm our operating results, our ability to operate our business and our reputation

As a public reporting company, we are required to, among other things, maintain a system of effective internal control over financial reporting. Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Substantial work will continue to be required to further implement, document, assess, test and remediate our system of internal controls. As of December 31, 2024, our disclosure controls and procedures were not effective and management determined that we did not maintain effective internal control over financial reporting due to a material weakness. Management is undertaking actions to remediate the material weaknesses, but there is no assurance they will be remediated this year. See “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.”

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

In addition, we conduct some of our business operations in emerging markets, including China, and substantially all of our directors and senior management are based in China. The SEC, the U.S. Department of Justice (the “DOJ”), and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China. For example, in China, there are significant legal and other obstacles for the SEC, the DOJ and other U.S. authorities to obtaining information needed for shareholder investigations or litigation. Although the competent authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the United States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators.

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

Mr. Hu, our founder, chairman of the board of directors, chief executive officer and chief financial officer, beneficially owns all of our issued Class B ordinary shares. These Class B ordinary shares constituted approximately 23.8% of our total issued and outstanding shares of the Company and 86.2% of the aggregate voting power of the total issued and outstanding shares of the Company as of April 28, 2025. As a result of the dual-class share structure and the concentration of ownership, Mr. Hu has a considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares may view as beneficial.

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

General Risks

We have in the past incurred and continue to incur losses and negative cash flows from operating activities, and we may not achieve or sustain profitability

We incurred a loss from operations of US$48.0 million, US$53.6 million and US$30.4 million in 2022, 2023 and 2024, respectively. We generated gross profit of US$15.4 million and US$1.2 million in 2022 and 2024, respectively, and incurred a gross loss of US$16.7 million in 2023. We had negative cash flows from operating activities of US$11.5 million and US$17.6 million for 2023 and 2024, respectively, and positive cash flows from operating activities of US$5.2 million for 2022. We cannot assure you that we will be able to generate net profit or positive cash flow from operating activities in the future. Our ability to achieve profitability will depend in large part on our ability to control expenses and manage our growth effectively, to achieve a more stable performance given the significant fluctuation and volatility of the cryptocurrency prices and our Fintech business, as well as to solidify existing market share in the renewable energy market through iterative technology products and services, and to expand new customer markets. We expect to continue to make investments in the development and expansion of our business, which will place significant demands on our management and our operational and financial resources. Continuous expansion may increase the complexity of our business, and we may encounter various difficulties. We may fail to develop and improve our operational, financial and management controls, enhance our financial reporting systems and procedures, recruit, train and retain highly skilled personnel, or maintain customer satisfaction to effectively support and manage our growth. If we invest substantial time and resources to expand our operations but fail to manage the growth of our business and capitalize on our growth opportunities effectively, we may not be able to achieve profitability, and our business, results of operations and financial condition would be materially and adversely affected.

Our limited operating history and our volatile historical results of operations could make it difficult for us to forecast our business and assess the seasonality and volatility in our business

As the market for each of the blockchain, Fintech and renewable energy industries is relatively nascent and still rapidly evolving, we cannot forecast longer-term demand or order patterns for our products. Because of our limited operating history and historical data, as well as the limited visibility into future demand trends for our products, we may not be able to accurately forecast our future total revenue and budget our operating expenses accordingly. As most of our expenses are fixed in the short-term or incurred in advance of anticipated total revenue, we may not be able to adjust our expenses in a timely manner in order to offset any shortfall in revenue.

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

Our business requires significant financial resources and we may need additional capital but may not be able to obtain it in a timely manner and on favorable terms or at all

We had negative cash flows from operating activities of US$11.5 million and US$17.6 million for 2023 and 2024, respectively, and positive cash flows from operating activities of US$5.2 million for 2022. We have in the past financed our working capital needs primarily through public offerings of our securities.

We may require additional cash resources due to the future growth, development and expansion of our business. Our future capital requirements may be substantial as we seek to expand our operations, diversify our product offering, and pursue acquisitions and equity investments. In addition, we incurred accrued payables of US$10.4 million and accounts payable of US$0.3 million as of December 31, 2024. If our cash resources are insufficient to satisfy our cash requirements, we may be required to seek to issue additional equity or debt securities or obtain new or expanded credit facilities or enter into additional factoring arrangements.

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

The trading price of our Class A ordinary shares may be volatile, which could result in substantial losses to investors

The trading price of our Class A ordinary shares has been volatile since our Class A ordinary shares began to trade on the Nasdaq Global Select Market on June 26, 2020. The trading price of our Class A ordinary shares has previously and may in the future fluctuate widely due to factors beyond our control. This volatility may occur because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with certain business operations located in China that have listed their securities in the United States as well as factors related to the industries in which we operate. A number of Chinese companies have listed or are in the process of listing (or attempting to list) their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of the Class A ordinary shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for the Class A ordinary shares may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;

●	changes in the operating performance or market valuations of other companies performing in the industries in which we operate;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new services and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us, our services or our industry;

●	additions or departures of key personnel;

●	fluctuations of exchange rates between Renminbi and the U.S. dollar;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	potential litigation or regulatory investigations; and

●	general economic or political conditions in the jurisdictions in which we operate or elsewhere in the world.

Any of these factors may result in large and sudden changes in the volume and price at which the Class A ordinary shares will trade.

Additionally, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards companies with operations in China in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the market price of our Class A ordinary shares. Volatility or a lack of positive performance in our Class A ordinary shares price may also adversely affect our ability to retain key employees, most of whom may be granted options or other equity incentives in the future.

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

We will continue to incur increased costs as a public company, and will incur further costs after we cease to qualify as an “emerging growth company,” which could lower our profits or make it more difficult to run a business

As a public company, we have incurred significant legal, accounting and other expenses that we did not incur as a private company to ensure that we comply with the various requirements on corporate governance practices imposed by the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq. For example, we have increased the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have also incurred additional costs associated with our public company reporting requirements. We expect that these rules and regulations will continue to cause us to incur elevated legal and financial compliance costs, devote substantial management effort to ensure compliance and make some corporate activities more time-consuming and costly. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

Since our initial listing on the Nasdaq Global Select Market, we have established our subsidiaries primarily in Australia, Hong Kong, Singapore and the United States to expand overseas businesses. As of the date of this annual report, we have been operating a cryptocurrency exchange platform and a cross-border payment and foreign exchange platform outside the PRC; received registration approval as a digital currency exchange provider, acquired a company with an AFSL, received registration approval as an independent remittance dealer in Australia; received the MSO License, Type 4 and 9 licenses, TCSP license and registration approval as a Trust Company in Hong Kong. In November 2024, we commenced our renewable energy business through the acquisition of Redback Technologies in Australia.

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

B. Business Overview

With years of manufacturing experience and expertise in blockchain technology and Fintech, we have established ourselves as a key participant in these fields. Our development and launch of innovative Fintech service platforms have been well-received in the market, leveraging advanced technologies and cutting-edge financial services. Striving to diversify our offerings to achieve a more stable financial performance, we expanded into the renewable energy sector in Australia in November 2024, underscoring our commitment to sustainability and long-term growth. We will continue to focus on our Fintech and renewable energy businesses in the foreseeable future, while remaining adaptable to market demands and open to new opportunities. Our diversified model enables us to explore synergies across our businesses, including blockchain products and telecommunications, driving value for our Company and shareholders.

Overseas Expansion

Since our listing on the Nasdaq Global Select Market, we have established our subsidiaries primarily in Australia, Hong Kong, Singapore and the United States to expand overseas businesses. As of the date of this annual report, we have been operating a self-developed proprietary cryptocurrency exchange platform, Ebonex, and a self-developed proprietary cross-border payment and foreign exchange platform, EbonFX, targeting qualified investors subject to compliance with applicable laws in the jurisdictions in which we operate, and have commenced our renewable energy business through the acquisition of Redback Technologies in Australia. We have also received registration approval from AUSTRAC as a digital currency exchange provider, which allows us to provide cryptocurrency exchange services in Australia; acquired a company with an AFSL for engaging in financial services in Australia; received registration approval as an independent remittance dealer on the AUSTRAC Remittance Sector Register, which allows us to provide remittance services in Australia; received the TCSP license and registration approval as a Trust Company from the Company Registry in Hong Kong, which allows us to carry on a trust or company service business; received the MSO license from the Customs and Excise Department in Hong Kong, which allows us to operate money changing and remittance services; and received the Type 4 and 9 licenses from the Securities and Futures Commission in Hong Kong, which allows us to carry on advising on securities and asset management service. We are also in the process of obtaining additional and/or relevant licenses and approvals for our subsidiaries in Australia. If and once obtained, the licenses will allow us to operate additional Fintech businesses in Australia. Meanwhile, we are focused on application development, regulatory compliance and talent recruitment to ramp up execution of our new business plans for the expansion in these countries. We expect such ramp-up will support our future operations and our compliance with local rules and regulations. Our expenses to date to implement our new business plans, including establishing in Australia, Singapore, Hong Kong and the United States, have been mainly on server rentals, application development, regulatory compliance, talent acquisition and offices rentals to set up blockchain, Fintech and renewable energy businesses in the abovementioned countries and regions. There is no guarantee that we will receive any additional required approvals and licenses for our proposed business in these jurisdictions in a timely manner or on commercially reasonable terms, or at all, or that we will commence the proposed business as planned, or at all. If our operations at these jurisdictions or our execution of business plan proves incorrect, we may incur additional expenses or losses.

Any restrictions imposed by a foreign government could force us to restructure operations, perhaps significantly, which could result in significant costs and inefficiencies that harm our profitability, or even cause us to cease operations in the applicable jurisdiction. Fintech is a recent technological innovation and the regulatory schemes to which Fintech businesses may be subject have not been fully explored or developed by foreign jurisdictions. Thus, Fintech faces an uncertain regulatory landscape in many foreign jurisdictions. Various foreign jurisdictions may from time to time adopt laws, regulations or directives that affect our Fintech businesses. Due in part to its international nature and the nascent stage of regulation, along with the limited experience with Fintech, and language barriers between international journalists, translators and regulators, information regarding the regulation of Fintech in various jurisdictions may be incomplete, inaccurate or unreliable. As both the regulatory landscape develops and journalistic familiarity with Fintech increases, mainstream media’s understanding of Fintech and the regulation thereof may improve. Similarly, the renewable energy business faces evolving regulations and dependent on government incentives (e.g., subsidies, tax credits). The regulatory environment for renewable energy is subject to constant change and varies widely across jurisdictions. Governments may introduce new policies, regulations, or incentives that could either support or hinder the development and operation of renewable energy business. These changes could materially impact the financial viability and profitability of our renewable energy business. Additionally, the sector is highly dependent on technological advancements and natural resources such as sunlight. Fluctuations in these resources or the emergence of new technologies could affect the efficiency and cost-effectiveness of our renewable energy businesses. The renewable energy market is also becoming increasingly competitive, which could lead to downward pressure on prices and margins. As we enter into the markets in Australia, Hong Kong, Singapore and the United States, we expect to continue to monitor the local regulations regarding Fintech service platforms and renewable energy businesses, and retain local regulatory counsel.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The current regulatory environment in foreign markets, and any adverse changes in those environments, could have material adverse impacts on our businesses,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we are unable to manage our growth or execute our strategies effectively, our business, results of operations and financial condition may be materially and adversely affected,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may not successfully develop, market or launch any future Fintech businesses or continue operating our existing Fintech businesses,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Each of our subsidiaries in Australia, Hong Kong, Singapore, the United States and other overseas jurisdictions have a limited operating history, which makes it hard for us to evaluate their abilities to generate revenue through operations, and to date, each of them has not generated material revenue from any commercially available blockchain products, Fintech services, or renewable energy products,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We face risks associated with the expansion of our business operations globally and if we are unable to effectively manage such risks, our business growth and profitability may be negatively affected,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business— The businesses that we are pursuing through certain of our subsidiaries’ initiatives are novel and subject to technical, operational, financial, regulatory, legal, reputational and marketing risks and we cannot assure you that such acquisitions or strategic alliances may be successfully implemented,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We require various approvals, licenses, permits and certifications to operate our business. If we fail to obtain or renew any of these approvals, licenses, permits or certifications, it could materially and adversely affect our business and results of operations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We face intense industry competition” for details of the associated risks.

Our Business

Our main business lines are: Fintech, renewable energy, telecommunications, and blockchain products. To achieve a more stable financial performance, we are focused on consolidating our Fintech business, developing our renewable energy business, and exploring opportunities in emerging sectors. We intend to continue to concentrate our efforts in our Fintech and renewable energy related businesses in the foreseeable future, while remaining adaptable to market demands and open to new opportunities. Our strategic plan will evolve as we identify and pursue growth initiatives that drive long-term value for our Company and shareholders.

Our Fintech businesses

Our Fintech businesses are primarily composed of our cryptocurrency exchange and cross-border payment and foreign exchange. For the cryptocurrency exchange business, our retail customers are able to access a world class trading platform with low trading fees, along with a safe environment that ensures their digital assets are held securely. Our institutional clients, through our over-the-counter (“OTC”) desk, receive a personalized customer experience, as well as immediate settlement into fiat or cryptocurrency, along with class-leading trading spreads. For the cross-border payment and foreign exchange business, clients can access competitive foreign exchange rates, fees and services in the market through the EbonFX platform. Additionally, our dedicated service team, comprising foreign exchange (“FX”) market specialists and experienced professionals, offers tailored solutions to mitigate FX risks for our corporate customers and help protect their costs. Using the platform, our customers have the ability to access our cross-border payment services across multiple currencies. Some of the key benefits of using EbonFX for cross-border payments include its simplicity and intuitiveness, its 24/7 availability, access to competitive FX rates in real-time, access to support from professionals, as well as FX risk management for our corporate clients. Our approach to international payments is centered around providing our customers with reliable, convenient, and cost-effective ways to transact online. We strive to make international payments simple and easy for our customers, offering personalized service and tailored solutions to meet the unique needs of each customer. Our customers typically are charged high margins and fees by their banks for their foreign currency transactions; hence our value proposition is to provide a better, more cost-effective payment solution for businesses and individuals operating across borders.

Our Cryptocurrency Exchange Business

In Australia, we have a self-developed cryptocurrency exchange platform operating under the name Ebonex, enabling users to buy, sell, or convert digital assets, which is targeted towards individual retail users and institutional customers. Ebonex is currently registered and enrolled as a digital currency exchange provider with the AUSTRAC to provide such services via the platform. We have integrated robust anti-money laundering and counter-terrorism financing (“AML/CTF”), KYC, Know Your Transaction (“KYT”) measures, and utilize industry benchmark third-party asset custody services in Ebonex to ensure that user assets are secure and comply with relevant regulatory and compliance requirements. Our aim is to establish global cryptocurrency exchange platforms, offering services compliant with the laws and regulations of each country and region in which we operate.

Our cryptocurrency exchange business is in the early stages of operation and has only has a short history. However, we believe that with our experience in the blockchain and Fintech industries, as well as continuous research and development, technology enhancements as well as the expansion of our marketing and operation activities, we will further enhance our position in the market and can achieve revenue growth in the near future.

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

In essence, EbonFX provides customer-centric foreign exchange, risk management and cross-border payment services. Revenue is generated through spreads against market rates provided by our liquidity provider, as well as premiums derived from option contracts. Our range of solutions includes (but is not limited to) the following:

●	Spot Payments: A spot transaction is an FX transaction where the value date is two business days after the trade date, or T+2. The spot solution of the EbonFX platform allows our customers to exchange currencies for payments or hold for future needs.

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

Our Renewable Energy Business

Our renewable energy business was launched in November 2024 through the acquisition of Redback Technologies, which has been in operation for approximately 10 years in Australia. This business is primarily composed of solar and battery storage solution and SaaS data visualization and analytics solution. Our renewable solar and battery storage systems are designed to withstand harsh climatic conditions, ensuring durability indoors and outdoors. By harnessing solar energy, commonly recognized by industry publications as one of the cleanest and most affordable energy sources globally, we can provide reliable and affordable solutions to reduce electricity costs and enhance energy independence. Our embedded energy management system (“EMS”) monitors over 200 data points per minute, optimizing energy use, and connecting users to virtual power plants (“VPPs”). VPPs are typically run by an energy retailer and trade electricity based on the spot price of electricity on the market. Customers who subscribe to a VPP service allow their retailer to use their battery to discharge (or in some cases if pricing is negative, charge) in exchange for a rebate on their power bill or open access to the wholesale electricity market. This works well for the customers because they can receive a bonus effectively. It also works well for retailers because they can sell energy at a higher price which is stored in the batteries.

In addition, we provide SaaS data visualization and analytics solution through real-time energy and sustainability platform hosted in Australia that is cost-effective and supported by specialized devices. The platform’s advanced analytics provides deep insights, enabling environmental, social, and governance (“ESG”) reporting, optimizing energy use, and cutting costs for users. Its flexibility supports diverse energy, electricity and water monitoring, giving a complete view of a site’s Scope 2 energy usage. The data from our specialized smart meters, which can read data in real time and conduct analytics to enable the safety analysis, enables us to detect degrading neutral circuits, preventing life-threatening faults such as a neutral integrity failure.

Solar and battery storage solution

We aim to empower homes and businesses to achieve self-sufficiency through the provision of renewable solar and battery storage solutions. Redback Operations introduced the first-ever “all-in-one” hybrid solar and storage solution in late 2015, a design philosophy that remains central to our business. Our specialized embedded EMS provides all of our solar and storage products with class-leading monitoring and control through direct integration with the Redback Cloud Platform. We use this solution to control the solar and storage system and loads to create a better financial outcome for our customers and enable systems to utilize the VPP services.

Our range of solutions includes (but is not limited to) the following:

●	Smart Solar Inverters: Consist of four different power level single-phase solar inverters and built-in smart load controls. Our solution is suitable for all homeowners looking for a solar renewable energy solution.

●	Hybrid Solar and Storage Systems: Consist of ten models that range in power level and are suitable for single and three phase connections; these hybrid systems are all-in-one solutions. The combination of varies solar inverter and battery allows customers to store their generated power for later or subscribe to a VPP service to sell their power on the energy market. This solution offers a high level of energy independence and generates high returns for our customers.

SaaS data visualization and analytics solution

Our innovative and proprietary SaaS platform has been developed by us as a cost-effective real-time energy platform for monitoring energy and power quality. The platform can utilize data from external sources or our own specialized smart meters to perform analytics to detect degrading neutral circuits, preventing life-threatening faults. This platform also provides visualization, analytics and reporting for Scope 2 emissions in the growing ESG market.

Our platform solution provides (but is not limited to) the following services:

●	Safety: Utilizing our specialized “Neutral Integrity” algorithm, we are able to detect life threatening faults and connect to safety services to prevent potentially fatal outcomes. The Neutral Integrity algorithm analyzes the voltage, current, impedance, etc., which is reported by our smart meter on a home, neighbors’ homes, etc. and determines if the neutral integrity is faulty or failing, which may present a life-threatening situation.

●	Power Quality: We can collect, monitor and analyze data to detect compliance of assets on the power network to relevant standards, theft of power, life support power loss and calculate feeder dynamic operating envelopes, among other things. Dynamic operating envelopes are the “safe” region at which the feeder (meaning the transformer, power lines, homes and appliances) can work within safely based on the input of distributed power sources like solar, battery, potentially electric vehicles, loads like hot water heating and cooling. These envelopes estimate where the network can work safely before they must adjust generation or reduce or increase loads.

●	Scope 2 EMIS: As an Energy Management Information System, the platform monitors energy, water and other data and provides accurate reporting for mandatory Scope 2 reporting and the generation of carbon credits. Analysis of the data using algorithms developed by us allows for deep insights into power utilization and usage optimization to reduce our customers’ energy bills.

Our Telecommunications Business

Our telecommunications business was launched in 2010. Our communications network devices mainly focus on the access layer, which is the entry point for providing access to the telecommunications network for end users. Our products are broadly grouped under the following product lines, as well as related parts and accessories:

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

Our Blockchain Products Business

Our blockchain products business is our legacy business that consists primarily of Bitcoin mining machine sales. Our legacy is built on our strong ASIC chip design capability, profound expertise and technical reserves, as well as years of manufacturing experience.

We independently design and develop our blockchain products in-house, including the design of proprietary ASIC chips for our cryptocurrency mining machines. Front-end IC design and back-end IC design are the key parts of the IC design process. We determine the parameters of the IC chip, establish the basic logic of the design, map out the initial plan for the physical layout, and conduct back-end verification on the design. Our strong design capability has ensured that we have achieved a 100% tape-out success rate to date. We then closely partner with industry-leading third-party suppliers to fabricate, test and package the IC products we design. Leveraging our long-established experience and know-how in producing telecommunications products, we have also established in-house production capabilities to conduct PCB assembly and system assembly for mining machines. We believe our outstanding technical expertise and production experience in the IC development chain enables us to continuously introduce ICs of higher performance and power efficiency for application in the blockchain fields.

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

Since the beginning of our ASIC designing business, we have successfully and independently completed the design of 14nm, 12nm, 10nm, 8nm, 7nm and 6nm ASIC chips. Our existing ASIC chips are targeted at solving Bitcoin’s cryptographic algorithms incorporating the latest technology. Since the launch of our first mining machine with 10nm ASIC chips in 2017, we have introduced mining machines with second generation 10nm ASIC chips in 2019 and mining machines with 8nm ASIC chips in 2020; and we have successfully and independently completed the design of 6nm ASIC chips and the design of a chip for simultaneous Litecoin and Dogecoin mining in 2021. As of the date of this annual report, we have developed our proprietary 5nm-optimized ASIC chips and optimized mining machines for non-Bitcoin cryptocurrencies such as Litecoin. We will monitor the development trends of blockchain technology and further determine the timeline for launching these products based on market demands and conditions.

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

Moreover, in order to further enhance our services for customers, we also produce and sell Bitcoin mining machine accessories and offer ancillary service to our customers to assist their operations.

Our Customers

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

Solar and Battery Storage Solution

Globally, the residential solar and storage market has been expanding rapidly. Traditionally, we have catered to residential homeowners through electrical wholesalers who provide our products to homeowners via an installation network. We offer a one-touch solution for customers to subscribe to a VPP service and receive rebates and a 10-year warranty on our solar and storage products.

SaaS Data Visualization and Analytics Solution

Our energy and sustainability platform provides real-time analytics of electrical data for grid quality and safety. Our primary customers are distribution network service providers who are responsible for distributing low voltage power to homes. These businesses are large and manage numerous homes, resulting in a high volume of monitoring points and potential hardware sales. In addition, the platform can deliver accurate, actionable, and auditable results for businesses mandated to provide ESG and Scope 2 reporting of energy and water usage.

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

Research and Development

We have historically and continue to place strong emphasis on research and development. We consider research and development capability as a crucial factor to our success and our ability to develop innovative and competitive products to meet the technological requirements of customers. As of December 31, 2024, our research and development team comprised 93 employees, or approximately 42.7% of our total number of employees. Our research and development expenses were US$5.4 million in 2024.

Our research and development team is overseen by our Chairman, CEO and CFO, Mr. Hu. Within our research and development team, we have a team dedicated to the Fintech sector, the blockchain sector, and the renewable energy sector. Our highly skilled research and development team excels in monitoring and assessing user needs, market trends, and industry advancements, guiding the direction of our projects and product roadmaps while identifying growth opportunities and potential challenges in the rapidly evolving industries in which we operate. In particular, on Fintech, our expert team of market analysts in the cross-border payment domain employs a comprehensive research approach, merging valuable market intelligence with thorough analysis, ensuring our clients have access to first-rate information and well-informed investment decisions. On blockchain, we have a specialized ASIC chip design team focused on designing ASIC chips for the development of cutting-edge mining machine products and for other blockchain research and development projects that utilize ASIC chips. On renewable energy, we employ an innovative and highly skilled research and development team with backgrounds in electrical engineering, software engineering, IoT, and industrial design to help us navigate the fast-moving solar and storage space. We actively participate in working groups within the regulatory landscape to participate in and leverage regulatory changes and subsidy offerings. By becoming involved earlier in the process, we design products that provide superior customer outcomes compared to our competitors. Our agile development processes in both software and hardware ensure that our offerings are the most integrated in the market. Our team of senior and principal software engineers specializes in real-time platform design, data integration, and analysis using established principles and advanced technology. By staying closely aligned with power networks and sustainability professionals, we conduct expert market analyses to offer innovative solutions that improve safety, efficiency and cost-effectiveness for our customers.

Production

Our Fabless Model

We do not directly manufacture ICs and solar and battery storage products. Instead, we utilize a fabless model, which allows us to focus our resources on research and development, product design, and additional quality assurances.

We conduct front-end and back-end designs of our IC chips, which are then manufactured, packaged and tested by world-class wafer foundry and OSAT partners with whom we engage. Additionally, we design our solar and battery storage solution and leverage original equipment manufacture (“OEM”) partners for specific components and manufacturing specialties. These OEM partners are chosen as best in class for base electronics and production facilities, handling manufacturing, 100% product testing, packaging and shipping.

Under the fabless model, we are able to leverage the expertise of industry leaders in such areas as fabrication, assembly, quality control and assurance, reliability and testing. Our fabrication partners also procure the majority of the raw materials used in the production of our ICs and for our solar and battery storage systems. This model enables us to avoid many of the significant costs and risks associated with owning and operating various fabrication, packaging, and testing facilities.

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

Assembly Plant

We have in-house capabilities to produce our blockchain and telecommunications products at our production facilities. These include PCB assembly to create the mounted circuit boards once the IC chips have been manufactured, and general assembly to integrate the circuit boards with other components and parts for assembling the final products. In addition, we develop our own EMS in-house, including printed circuit board (“PCB”) assembly and testing. This EMS serves as the main control center for the final assembly of solar and storage products at OEM facilities, allowing us to protect and manage critical intellectual property in EMS design and firmware.

We procure certain raw materials, including lithium, aluminum, steel and copper, components and parts, such as electronic components, metal cases, cables, antennae and packaging materials, which are used by us for the assembly of PCBs and our final products. Any volatility in raw materials could have an impact on the supply chain, but to mitigate such risks and reduce the likelihood of any disruptions, we typically maintain three or four different suppliers for most of our raw materials, components and parts. We generally place purchase orders with our suppliers based on our estimated purchase orders and production schedule. The lead time for procurement is generally one to four months. We are typically required to pay our suppliers before or upon delivery of the raw materials, components and parts. We closely monitor the quality of all raw materials provided by our suppliers to ensure that all raw materials comply with the stringent requirements of our customers. For more information, see “Item 4. Information on the Company—B. Business Overview—Quality Control.”

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

Production Facilities

We operate one production facility in Hangzhou, Zhejiang, which houses three surface mount technology (“SMT”) production lines and three general assembly lines as of December 31, 2024.

SMT production lines are responsible for PCB assembly, which is a key process for both our mining machine and telecommunications products. The maximum output volume of our in-house production facilities is largely dictated by the production capacity of our SMT production lines in Hangzhou and is also influenced by our development strategy and business layout.

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

We have implemented various quality-control checks into our production and fabrication process by our production partners. In addition, we provide timely and effective after-sales services and support to our users. We have quality control personnel based at each of our production facilities. They are part of our production department and are led by our quality control supervisor. The quality control team is primarily responsible for monitoring the quality of procurement raw materials, production process and finished products and supervising the product testing. We have our own on-site quality control staff to inspect each stage of the production process. The quality control staff inspects semi-finished products at various stages of the production process to ensure their compliance with our internal quality control standards and measures. This helps us detect defects during the production process and take steps to rectify those defects, where appropriate. For outsourced production, we require that all third-party contractors utilize a software system we provide to track, test and record each product made for us using unique identifying barcodes on the products so that we can review the testing results of their products. Our third-party contractors also agree to allow us to conduct sample testing of their products and random spot checks of their facilities. We require final testing on the products before their delivery to our customers to ensure the products meet the specifications and requirements of its customers.

After-Sales Services and Warranties

Our solar and battery storage products have a 10-year warranty. This warranty is ably supported by our in-house customer service and warranty team. We provide technical support for installers of the products and homeowners through our website and/or live support. Because we monitor and record all system data, faults can be analyzed using our internal fleet management system and issues can be rectified remotely or suitability for a replacement can be assessed. All replacements are done on site with an approved return merchandise authorization and workorder. Faulty units may be returned for further analysis, repair or disposal. Our specialized metering devices have a 12-month warranty and have historically had less than 0.05% failure rate. Our real-time platform does not have a dedicated in-house customer service team. Instead, we provide comprehensive training and documentation such that customer support can be provided by our channel partners. This model significantly reduces the overhead costs associated with supporting the SaaS business.

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

For our renewable energy products, we market to several distinct customer groups. Homeowners and businesses, the end recipients of our products, are targeted through our customer website, Google and Facebook advertising, and via their trusted local installers. Installers are promoted to through the installer section on our website, Google, LinkedIn, online magazines, media outlets, press releases and various conferences and shows. We maintain a strong presence at live events to showcase new products and make key announcements. We also provide equipment and exhibitions on our distribution partners’ stands to attract new installer customers and reaffirm relationships with existing partners. Distributors receive marketing materials, press releases, and product samples to promote our products in stores to installers. We also provide a demo site for customers to try our SaaS solutions.

For our telecommunications products, we obtain supplier contracts through bidding processes held by the major telecommunications service providers in China, in order to become an approved supplier. We set up sales offices in the provinces with large distribution scale according to the winning bids. Our sales offices also serve the surrounding provinces to form an effective sales network.

Competition

Our company operates in multiple vertical business areas, including Fintech, renewable energy, ICs, and mining machine production. The competitive landscape in each of these verticals is characterized by various challenges and opportunities.

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

In the vertical field of renewable energy business, our competitors are often larger international businesses supplying products globally. Government incentives and growing consumer demand are driving competition in the sector, with key trends including integrated solar and storage solutions into external control systems, advanced EMSs, and AI-driven platforms. The rise of VPPs and flexible export agreements is also shaping the market. The market is also influenced by the growing adoption of ESG reporting and carbon credit generation. Although the ESG market is still emerging, our innovations in safety, real-time monitoring, fault detection, and product flexibility are critical differentiators. We believe we are well placed to take advantage of these trends in an ever-growing range of competitors that include big names such as Tesla, Fronius, Sungrow, Goodwe, Alpha and BYD.

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

We anticipate that the intensity of competition across all verticals will persist, driven by rapid technological advancements and the emergence of new market entrants. By maintaining a focus on innovation, research and development, and strategic partnerships, we aim to navigate the dynamic competitive landscapes in the industries in which we operate. Our ability to adapt and commitment to delivering high-quality technology and services will be crucial in differentiating ourselves from competitors and ensuring sustainable growth across all our business verticals.

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

As of the date of this annual report, we have registered 100 patents, 10 IC layout designs and 70 software copyrights, with an additional 33 patent applications in the PRC and overseas pending.

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

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our intellectual property rights are valuable, and any inability to protect them could adversely impact our business, operating results, and financial condition” and “Item 3. Key Information—D. Risk Factors—General Risks—Third parties have claimed and may, from time to time, assert or claim that we infringed their intellectual property rights and any failure to protect our intellectual property rights could have a material adverse impact on our business.”

Insurance

Besides the PRC government-mandated social insurance and housing provident fund schemes and motor vehicle insurance, in Singapore, we maintain insurance to cover public liability (including all risk on content and others) and group insurance to cover employees’ benefits (including term life, personal accident, hospitalization, outpatient dental and clinical charges); in Australia, we maintain professional indemnity insurance, professional liability, privacy and network security liability, technology liability, public liability, management liability, annual marine insurance, trade credit insurance, as well as business pack insurance which covers importation, distribution and design of smart hybrid, solar inverter and battery enclosures including software. Subject to the foregoing paragraph, we do not carry any business interruption insurance in relation to our operations.

We are also committed to ensuring that we comply with legally mandated insurances in the jurisdictions in which we operate. We believe that our insurance coverage is adequate and is in line with industry practice.

Environmental Matters

We have received GB/T 24001-2016/ISO 14001:2015 environmental management system certification, which is valid until September 11, 2027 and subject to renewal. Due to the nature of our business, our operational activities do not directly generate industrial pollutants, and we did not incur significant cost for compliance with applicable environmental protection laws and regulations in 2022, 2023 and 2024.

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

On November 19, 2019, we filed a civil action in the High Court of the Hong Kong Special Administrative Region, Court of First Instance against a then-major supplier, alleging breach of contract for delivering defective products and seeking damages in the sum of approximately US$25 million plus interest and costs. On July 29, 2024, we received an order from the High Court of the Hong Kong Special Administrative Region, Court of First Instance, ordering that all such proceedings be discontinued.

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

The State Administration for Market Regulation of the PRC is in charge of the comprehensive supervision and administration of the market, and the Certification and Accreditation Administration of the PRC, or the CNCA, is in charge of the organization, implementation, supervision, management and overall coordination of mandatory product certification activities at the national level. The local Quality and Technology Supervision Bureaus and various Entry and Exit Inspection and Quarantine Offices are responsible for the supervision, management and enforcement of mandatory product certification activities in their relevant local areas.

The National Copyright Administration of the PRC is in charge of the management of software copyright registration. The Copyright Protection Center of China and its local software registration offices are responsible for software registration.

The MOFCOM and its local bureaus are responsible for supervising and managing the establishment of overseas companies for foreign investment.

The NDRC and its local bureaus are responsible for providing macro guidance, comprehensive services and overall supervision over outbound investments. The National Energy Administration of the PRC (the “NEA”) is a national bureau managed by the NDRC. The NEA and its local bureaus are responsible for organizing the formulation of industrial policies and relevant standards for new energy, guiding and coordinating the development of new energy; organizing and formulating development plans, programs and policies for new energy and implementation.

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

The Ministry of Emergency Management of the PRC and its local bureaus are responsible for the supervision and management of work safety activities.

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

Regulations and Government Policies Relating to New Energy

According to the Outline of the 14th Five-Year Plan (2021-2025) for National Economic and Social Development and the Long-Range Objectives Through the Year 2035 of the PRC promulgated by the National People’s Congress of the PRC on March 12, 2021 and which came into effect on the same day, China emphasized focusing on new energy, new energy vehicles, environmental protection and other emerging industries of strategic importance, and accelerating the innovation and application of core technologies in key fields to enhance the country’s capacity of ensuring the supply of productive factors and foster new drivers for industrial development thereafter.

According to Working Guidance for Carbon Dioxide Peaking and Carbon Neutrality in Full and Faithful Implementation of the New Development Philosophy, which was promulgated by the Central Committee of the Communist Party of China and the State Council on September 22, 2021 and came into effect on the same day, China intends to accelerate the development of strategic emerging industries in areas such as new energy, new materials, new energy vehicles, and environmental protection, with the goal of carrying out initiatives to substitute renewable energy for fossil fuels, vigorously developing wind, solar, biomass, marine and geothermal energy among others, and continuously increasing the proportion of non-fossil in total energy consumption. Faster moves must be made to scale up the use of pumped storage hydro power and other new forms of energy storage, accelerate the development of new energy and clean energy vehicles and ships, promote intelligent transportation and accelerate the construction of a convenient, efficient network of battery charging and swapping facilities.

According to the Action Plan for Carbon Dioxide Peaking Before 2030 promulgated by the State Council on October 24, 2021 and which came into effect on the same day, it is proposed to actively develop the “new energy + energy storage” model, promote coordination of power source-grid-load-storage, use multiple energy sources to supplement each other, support the deployment of appropriate ESS for distributed new energy sources and speed up the demonstration and application of new types of energy storage.

According to the Implementation Plan on Accelerating the Comprehensive Utilization of Industrial Resources promulgated by eight departments (including the Ministry of Finance, the NDRC and the MIIT) on January 27, 2022, which took effect on the same day, the management system will be improved so as to strengthen the traceability management of full life cycle of EV batteries for new energy vehicles, while promoting cooperation between upstream and downstream enterprises in the industrial chain to jointly build recycling channels, creating a cross-regional recycling and utilization system, and advancing the safe cascade utilization of waste EV batteries in fields such as backup power and charging and swapping.

According to the 14th Five-Year New Energy Storage Development Plan jointly promulgated by the NDRC and the NEA on January 29, 2022 and which came into effect on the same day, by 2030, new energy storage will be developed on a fully market-oriented basis and will be deeply integrated with various segments of the power system, basically meeting the requirements for building a new type of power system and fully supporting the achievement of carbon peak goals in the energy sector as planned.

According to the 14th Five-Year Plan for Modern Energy System jointly promulgated by the NDRC and the NEA on January 29, 2022 and which came into effect on the same day, China will establish and improve the construction standards for electrochemical energy storage and hydrogen energy and accelerate the large-scale application of new energy storage technologies. It will vigorously promote the development of energy storage on the power supply side, ensure reasonable configuration of storage capacity, improve the output characteristics of new energy stations, support the distributed ESS for rational allocation of new energy sources, and optimize the layout of grid-side energy storage, in an effort to leverage its multiple roles in integrating new energy, peak shaving and valley filling, enhancing grid stability and emergency power supply. It will also support the diversified development of user side energy storage, improve power supply reliability for users and encourage the participation of user side energy storage such as electric vehicles and uninterruptible power supplies in peak shaving and frequency regulation. It will conduct focused research and development on key technologies for new energy storage to accelerate the core technology autonomy and promote continuous cost reductions and large-scale applications of energy storage technologies, thereby perfecting technical standards and management systems for energy storage and enhancing the level of safe operation.

According to the Implementation Plan for the Building of the Carbon Footprint Management System, which was promulgated by 15 departments, including the Ministry of Ecology and Environment of PRC, the NDRC and the MITT, on May 22, 2024, which came into effect on the same day, it will focus on key products such as power generation, lithium-ion batteries, new energy vehicles, photovoltaics, and electronics and electrical appliances to formulate and publish accounting rules and standards. It will strive to promote the formulation of international carbon footprint standards for product in the fields of lithium-ion batteries, photovoltaics, new energy vehicles, and electronic and electrical appliances.

Regulations Relating to Energy Conservation Review

According to the Energy Conservation Law of the PRC, which was last amended by the SCNPC on October 26, 2018 and came into effect on the same day, the State shall implement an energy conservation assessment and audit system for fixed asset investment projects. For projects which do not meet the compulsory energy conservation standards, the developer shall not commence construction; where the construction is completed, the project shall not be put into production or use. For government investment projects which do not meet the compulsory energy conservation standards, the agency in charge of examination and approval pursuant to the law shall not grant approval for construction. Detailed measures shall be formulated by the department regulating energy conservation under the State Council jointly with other relevant State Council departments.

According to the Measures for the Energy Conservation Review of Fixed Asset Investment Projects revised by the NDRC on March 28, 2023 and which came into effect on June 1, 2023, the review opinions on energy conservation of a fixed asset investment project are an important basis for the commencement of construction, acceptance upon completion as well as operation and management of such project. For a government-invested project, the project owner shall obtain the review opinions on energy conservation issued by the energy conservation review authority prior to submitting its feasibility study report for the project. For an enterprise-invested project, the project owner shall obtain the review opinions on energy conservation issued by the energy conservation review authority prior to the commencement of construction. For a project which has not undergone the energy conservation review or fails to pass the energy conservation review, the project owner shall not commence construction, or the project shall not be put into production or use if it is already completed.

Regulations on Import and Export of Goods

According to the Customs Law of the PRC, last amended by the SCNPC on April 29, 2021 and which came into effect on the same day, the Customs is a governmental organization responsible for supervision and control over all arrivals in and departures from the Customs territory, who is authorized to supervise the transportation vehicles, goods, luggage, postal articles and other articles entering and leaving the country, collects customs duties and other taxes and fees, prevents and combats smuggling, compiles customs statistics and handles other customs operations. Customs declaration entities refer to the consignees and consignors of imported or exported goods and customs declaration enterprises recorded with the Customs. The consignee or the consignor of imported or exported goods may complete the declaration formalities either by themselves or engaging an agent.

According to the Law of the PRC on Import and Export Commodity Inspection last amended by the SCNPC on April 29, 2021 and which came into effect on the same day, and the Regulations for the Implementation of the Law of the PRC on Import and Export Commodity Inspection last amended by the State Council on March 29, 2022 and which came into effect on the same day, the General Administration of Customs of PRC (“the General Administration of Customs”) is responsible for inspection of imported and exported commodities nationwide, and its subordinate entry-exit inspection and quarantine authorities shall conduct inspection on the imported and exported commodities listed in the catalogue and other imported and exported commodities that shall be subject to the inspection by the entry-exit inspection and quarantine authorities as prescribed by laws and administrative regulations. For the imported and exported commodities other than those that are subject to inspection as mentioned above, the entry-exit inspection and quarantine authorities may conduct random inspection in accordance with state regulations. No import commodity subject to statutory inspection that has not been inspected could be sold or used. No export commodity subject to statutory inspection that has not been inspected or fails to pass the inspection could be exported. Consignees or consignors of the import and export commodities may complete the inspection procedures themselves or engage an agent to do this.

According to the Provisions on the Administration of Recordation of Customs Declaration Entities of the PRC promulgated by the General Administration of Customs on November 19, 2021 and which came into effect on January 1, 2022, customs declaration entities refer to consignees or consignors of imports and exports and customs declaration enterprises which have filed record with the Customs pursuant to these Provisions. Consignees or consignors of imports and exports and customs declaration enterprises applying for filing shall obtain market entity qualification and in the case of consignees or consignors of imports and exports applying for filing, they shall also complete filing formalities for foreign trade business operators.

According to the Notice on Matters Concerning the Recordation of the Consignees and Consignors of Imported and Exported Goods issued by the Department of Enterprise Management and Audit-Based Control of the General Administration of Customs on January 3, 2023 and which came into effect on the same day, a consignee or consignor of imported or exported goods who applies for filing shall be qualified as a market entity and is not required to be filed as a foreign trade business operator.

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

On August 13, 2017, the State Council issued the Guidance on Further Expanding and Upgrading Information Consumption Potential for Sustained Release of Domestic Demand, which highlights and encourages the use of open source code to develop personalized software and the launch of trial applications using new technologies such as blockchain and artificial intelligence.

On October 5, 2017, the General Office of the State Council issued the Guiding Opinions on Actively Promoting Supply Chain Innovation and Application, which highlights and promotes the research of using emerging technologies such as blockchain and artificial intelligence to establish a credit evaluation mechanism based on supply chain.

On November 19, 2017, the State Council issued the Guiding Opinions on Deepening Internet + Advanced Manufacturing Industry to Develop Industrial Internet which promotes the research and exploration of applications of emerging technologies in industrial Internet, such as edge computing, artificial intelligence, augmented reality, virtual reality, and blockchain technology.

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

The Technical Requirements for Access Network Multi-service Access Platform, or MSAP, is a communications industrial standard on access network multi-service access platform, stipulating MSAP system’s requirements in network location and function model. In addition, the Audio/video, Information and Communication Technology Equipment (Part 1) and the Information Technology Equipment, Multimedia Equipment and Receivers—Electromagnetic Compatibility (Part 1), is the national standard of information technology equipment.

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

Pursuant to the Notice of SAFE on Reforming the Mode of Management of Settlement of Foreign Exchange Capital of Foreign-Funded Investment Enterprises promulgated on March 30, 2015 and effective June 1, 2015, and the Notice of SAFE on Reforming and Regulating the Policies for Administration of Foreign Exchange Settlement under the Capital Account promulgated on and effective June 9, 2016, and the SAFE Notice on Further Deepening the Reform to Facilitate Cross-border Trade and Investment promulgated on and effective December 4, 2023, the system of voluntary foreign exchange settlement is implemented for the foreign exchange earnings of foreign exchange capital of foreign-invested enterprises. Foreign exchange capital in a foreign-invested enterprise capital account, for which the monetary contribution has been confirmed by SAFE (or for which the monetary contribution has been registered for account entry), may be settled at a bank as required by the actual management needs of the enterprise. The voluntary settlement ratio of foreign-invested enterprise foreign exchange capital projects has been temporarily set at 100%. SAFE may make adjustments to the said ratio at appropriate times based on the status of the international balance of payments. In addition, the capital funds and foreign exchange receipts under the account of foreign debts of a non-financial enterprise and RMB funds obtained from foreign exchange settlement thereof shall be used under the principles of veracity and self-use, and shall not be directly or indirectly used for expenditures prohibited by any law or regulation of the state; unless otherwise expressly prescribed, shall not be directly or indirectly used for investment in securities or other wealth management investment (except for wealth management products with risk ratings of not higher than Grade II and structured deposits); shall not be used for granting loans to non-affiliated enterprises (except that it is explicitly permitted in the business scope or in four regions, namely Lin-gang Special Area of the China (Shanghai) Pilot Free Trade Zone, Guangzhou Nansha New Area of the China (Guangdong) Pilot Free Trade Zone, Yangpu Economic Development Zone of the China (Hainan) Pilot Free Trade Zone, and Beilun District of Ningbo City, Zhejiang Province); and shall not be used to purchase residential properties that are not for self-use (except for enterprises engaged in real estate development or lease).

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

Pursuant to the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2024), issued by the MOFCOM and the NDRC on September 6, 2024, which came into effect on November 1, 2024, our business does not fall into the negative list and is permitted for foreign investment. However, the 2024 Edition Negative List regulates that “Fields not on the Foreign Investment Access Negative List are administered under the principle of equal treatment to both domestic and foreign investment. The relevant provisions of the Market Access Negative List uniformly apply to domestic and overseas investors.”

In addition, based on the Negative List for Market Access (2022), “the Catalogue for Guidance on Industrial Restructuring shall be included in the Negative List for Market Access”; and, according to the Decision of the State Council on Promulgating and Implementing the “Temporary Provisions on Promoting Industrial Structure Adjustment,” valid from December 2, 2005, “In principle, the ‘Guidance Catalogue for the Industrial Structure Adjustment “shall apply to various types of enterprises inside China.” “The industries of the eliminated category under the ‘Guidance Catalogue for the Industrial Structure Adjustment’ shall apply to the foreign investment enterprises.” and “Investments are prohibited from being contributed to projects under the eliminated category.” Additionally, pursuant to the Catalogue for Guiding Industry Restructuring (2024 Version), issued by NDRC on December 27, 2023 and which came into effect on February 1, 2024, “Virtual currency mining activities” fell in “Category III Elimination”. Therefore, foreign investment enterprises are prohibited from virtual currency activities and our Bitcoin mining business are banned in China as well.

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

Laws and Regulations Relating to Taxation

Enterprise Income Tax

Pursuant to the EIT Law promulgated on March 16, 2007, amended on and effective December 29, 2018, and the Regulation on Implementation of the Enterprise Income Tax Law of the PRC, or the EIT Implementation Rules, issued on December 6, 2007, amended on December 6, 2024, and effective on January 20, 2025, EIT shall be applicable at a uniform rate of 25% to all resident or non-resident enterprises. EIT shall be payable by a resident enterprise for income sourced within or outside the PRC. EIT shall be payable by a non-resident enterprise, for income sourced within the PRC by its institutions or premises established in the PRC, and for income sourced outside the PRC for which the institutions or premises established in the PRC have a de facto relationship. Where the non-resident enterprise has no institutions or premises established in the PRC or has income bearing no de facto relationship with the institution or premises established, EIT shall be payable by the non-resident enterprise only for income sourced within the PRC.

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

Pursuant to the Notice on Enterprise Income Tax Policies for Further Encouraging the Development of Software and Integrated Circuit Industries and Announcement on Enterprise Income Tax Policies for Promoting the High-Quality Development of the Integrated Circuit Industry and the Software Industry, IC production enterprises with an IC production line below 0.8 micrometer (inclusive), after accreditation, shall be entitled to a tax concession period beginning in the profit-making year that is prior to December 31, 2017, for which EIT shall be exempted for the first and second years and be reduced by 50% in the third to fifth years. In addition, IC production enterprises with an IC production line below 0.25 micrometer or an investment of over RMB8 billion, for those with an operation period of over 15 years, the tax concession period shall be deemed to start from the profit-making year prior to December 31, 2017, for which EIT shall be exempted in the first to fifth years and be reduced by 50% in the sixth to tenth years. As for IC design enterprises newly established within the PRC and eligible software enterprises, upon accreditation, the tax concession period shall be deemed to start from the profit-making year prior to December 31, 2017, for which EIT shall be exempted for the first and second years and be reduced by 50% in the third to fifth years.

Value-Added Tax

Pursuant to the Provisional Regulation on Value-Added Tax of the PRC (“VAT Provisional Regulation”) promulgated by the State Council, as amended on November 10, 2008, February 6, 2016 and November 19, 2017 and effective November 19, 2017, and Value-added Tax Law of the PRC, which was promulgated on December 25, 2024 and will become effective and replace VAT Provisional Regulation on January 1, 2026, all entities and individuals in the PRC engaging in the sales of goods, provision of processing services, repairs and replacement services, sales services, intangible assets, real estate and the importation of goods are required to pay value added tax, or VAT. According to VAT Provisional Regulation, taxpayers that sell goods, labor services or tangible personal property leasing services or import goods and do not fall within the scope as specified in Item 2, Item 4 and Item 5 of Article 2 of VAT Provisional Regulation shall be subject to a 17% tax rate; taxpayers that sell transport services, postal services, basic telecommunications services, construction services, or real property leasing services, sell real property, transfer the land use right, or sell or import the goods listed below shall be subject to an 11% tax rate: (1) such agricultural products as grain, edible vegetable oil, and common salt; (2) tap water, heat supply, air-conditioning, hot water, gas, liquefied petroleum gas, natural gas, dimethyl ether, methane and civil-use coal products; (3) books, newspapers, magazines, audio-visual products, and electronic publications; (4) feeds, chemical fertilizers, pesticides, agricultural machineries and mulching films; and (5) other goods specified by the State Council; taxpayers that sell services or intangible assets and do not fall within the scope as specified in Item1, Item 2 and Item 5 of Article 2 of VAT Provisional Regulation shall be subject to a 6% tax rate.

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

Patents

Pursuant to the Patent Law of the PRC promulgated on March 12, 1984, last amended on October 17, 2020 and effective June 1, 2021, and the Rules for the Implementation of the Patent Law of the PRC amended on December 11, 2023 and effective January 20, 2024, after the grant of the patent right for inventions and utility models, except otherwise regulated under the Patent Law, no entity or individual may, without the authorization of the patent owner, exploit such patent, that is to manufacture, use, offer to sell, sell or import the patented product, or use the patented process, and use, offer to sell, sell or import products directly obtained from such patented process, for production or business purposes. After the patent right is granted for a design, no unit or individual shall, without the authorization of the patent owner, exploit such patent, that is to manufacture, offer to sell, sell, or import any product containing such patented design for production or business purposes. Where infringement has been established, the infringer shall, in accordance with the relevant regulations, be ordered to cease the infringement activities, take corrective actions, and compensate for losses.

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

Regulatory Overview of Australia

We are engaged in Fintech and renewable energy businesses in Australia. Our Fintech businesses are primarily composed of our cryptocurrency exchange and our cross-border payment and foreign exchange. Our renewable energy businesses are primarily composed of solar and battery storage solution and SaaS data visualization and analytics solution. The corporate entities engaged in these operations were established and are registered in Australia and have adopted measures to ensure compliance with their regulatory obligations.

Existing regulatory framework on Fintech businesses

While the regulation of foreign exchange and remittance businesses is well-established in Australia, this is still a developing area for digital assets. Nevertheless, digital assets and cryptocurrency exchanges are legal in Australia.

Financial products and services offered in Australia are generally regulated via the placing of obligations on sellers and distributors of financial products. ASIC and AUSTRAC oversee different aspects of the foreign exchange, remittance and digital assets ecosystem of Australia. Currently, there is no clear and comprehensive policy that directly regulates digital assets or Crypto Asset Secondary Service Providers (“CASSP”) in Australia.

The existing regulatory framework for digital assets is comprised of several aspects of Australian laws, including the Corporations Act 2001 (the “Corporations Act”), Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (AML/CTF Act), and the Competition and Consumer Act 2010.

Digital assets that are a financial product or designated service, are within the scope of the Corporations Act. Digital assets that are not financial products are considered consumer products subject to the Australian Consumer Law administered by the Australian Competition and Consumer Commission (“ACCC”).

Government bodies and laws on foreign exchange and digital assets and exchanges

ASIC and AUSTRAC are the two (2) primary regulators of our Fintech businesses.

ASIC and the Corporations Act and the ASIC Act

ASIC is the government regulator for, among other things, corporations, financial markets, and the financial services industry of Australia, and administers the Corporations Act and the Australian Securities and Investments Commission Act 2001 (“ASIC Act”) as they relate to the industries it supervises. ASIC requires providers to hold an AFSL before engaging in financial services (in relation to financial products) in Australia.

We hold an AFSL that authorizes us to deal in and provide general financial product advice in relation to products including foreign exchange contracts (e.g. FX forward and options contracts), and non-cash payment products (“NCP”).

While there have been no recent changes to the laws governing foreign exchange contracts, NCP products have received some attention in relation to digital assets. An NCP is described as an arrangement through which a party makes payments, or causes payments to be made, other than by the physical delivery of Australian or foreign currency. Examples include stored value cards, electronic cash and direct debit services.

An intermediary that arranges for the issue of an NCP facility may need to hold an AFSL or be an authorized representative of an AFS licensee. However, whether or not a transaction involving a digital asset is an NCP facility depends on the rights and obligations associated with the asset.

According to ASIC’s Information Sheet (“INFO 225”), if the asset provides the holder with a right to use the asset to make a payment, it is likely to be an NCP facility. An arrangement is also likely to be an NCP if, for example, a person offers an arrangement where payments can be made using a crypto asset but fiat currency is sent to recipients.

AFSL

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

ASIC initiatives concerning digital assets

The Australian government has publicly stated that it is committed to ensuring consumers can buy, sell, and store crypto assets using Australian CASSP.

Based on INFO 225, Australian laws apply where the digital asset is promoted or sold in Australia, including from offshore. As such, the use of offshore or decentralized structures does not obviate the application of Australian laws, and encourages entities to design their products and services in a way that complies with the spirit of the laws in place to safeguard consumers and the integrity of financial markets in Australia.

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

Australia’s financial services regulatory regime is technology neutral. Therefore whether a digital asset is considered a financial product depends on its use, which is principally defined in section 763A of the Corporations Act. Broadly, a financial product is a facility through which a person makes a financial investment, manages a financial risk, or makes non-cash payments.

With regards to the ASIC Act, it prohibits engagement in misleading or deceptive conduct in the course of operating a digital asset business whether a financial product is involved or not.

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

Presently, Australia’s cryptocurrency regulations under the AML/CTF Act, and AML/CTF Rules require digital currency exchanges (“DCE”) to register with AUSTRAC. The regulations require entities acting as exchanges, or providing registrable exchange type services, to identify and verify their users, maintain records, and comply with government AML/CTF reporting obligations.

Our business entities in Australia have been registered as Digital Currency Exchange Providers, or independent remittance dealer with AUSTRAC and comply with the regulatory obligations imposed by AUSTRAC under the AML/CTF Act, including having an AML/CTF Program; identifying the types of money laundering and terrorist financing risks that may be faced by the business and the consequences of non-compliance; reporting on suspicious matters; and keeping records for the prescribed period.

On November 29, 2024, the Anti-Money Laundering and Counter-Terrorism Financing Amendment Bill 2024 (Cth) was passed. This bill introduced significant changes to the current AML/CTF regime, with key changes affecting our business being the imposition of the “Travel Rule” in line with global regulatory trends and the reporting of international value transfers to AUSTRAC. Most changes are set to commence on March 31, 2026 and will significantly increase the compliance obligations of our business.

Recent Australian government regulatory objectives for digital assets

The Australian government is committed to ensuring that consumers can engage (buy, sell, and store) crypto assets using Australian CASSP with confidence and has announced that it intends to regulate the digital asset market by imposing a licensing (marketing and financial services) regime. To this end, the Australian government has been actively developing a regulatory framework to license and oversee digital asset markets. In February 2023, the Department of the Treasury (the “Treasury”) released its “Token Mapping Consultation Paper” (“Consultation Paper”). The Consultation Paper invited feedback from the industry on how to address matters such as the existing gaps in regulatory framework and to inform future licensing and policy decisions in the cryptocurrency sector. Following the Token Mapping exercise, on October 16, 2023, the Treasury released its proposal paper “Regulating Digital Asset Platforms” (the “Paper”), inviting industry feedback on proposed regulation of DCE providers under the AFSL regime.

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

These changes will provide regulatory clarity and give confidence to both consumers and businesses. In December 2024, ASIC released Consultation Paper 381: Updates to INFO 225 (“CP 381”) seeking industry feedback on proposed changes to INFO 225. CP 381 seeks to expand the scope of the current AFSL regime to digital assets and CASSP, with key proposals being the regulation of stablecoins as financial products and the introduction of two new financial product authorizations for digital assets. The paper includes 13 practical examples and seeks industry feedback on licensing processes and transitional arrangements, with comments due by February 28, 2025. The proposed updates aim to enhance regulatory certainty in the digital asset sector for businesses such as ours to better understand obligations under Australian law.

The Australian Taxation Office (“ATO”) and taxation laws on digital assets

While the ATO has provided some guidance on the income tax treatment of digital assets and has adopted some legislative reform with regards to Goods and Services Tax, this has been limited to digital assets ownership in Australia.

The lack of comprehensive binding guidance from the ATO is in part due to digital assets encompassing a broad range of tokens and other “things” with different rights, entitlement and obligations. As such, without a specific digital regime, it is challenging for the ATO to administer the law in a consistent and sensible way.

Board of Taxation review

In March 2022, the Australian Board of Taxation (the “Board”) commenced a review into the appropriate policy framework for the taxation of digital transactions and digital assets, including cryptocurrency and non-fungible tokens. The Board provided its report back to the Australian government in February 2024. While the outcome of the final report is yet to be released to the public, the review’s terms of reference require the Board to, among other matters, consider whether any changes to Australia’s taxation laws and/or their administration are warranted in the context of digital assets and transactions for both for retail and wholesale investors.

The review signals an increasing desire for Australia to be at the forefront of technology and innovation. In the meantime, the industry is expected to have recourse to the guidelines provided by the ATO and accounting standard setting bodies respectively, for the appropriate tax and accounting processes for these digital assets.

The Australian Sanctions Office (“ASO”)

The following is a brief summary of the sanctions regime imposed by the Australian government. This summary does not intend to set out the laws and regulations relating to Australia’s sanctions regime in their entirety.

ASO is the Australian government’s sanctions regulator which operates under Australia’s Department of Foreign Affairs and Trade. ASO is tasked with, among other things, providing guidance on Australian sanctions laws, and works with other government agencies to monitor compliance with sanctions legislation. Australia adopts both the United Nations Security Council sanctions regimes and the Australian autonomous sanctions regimes as a matter of international law as well as a matter of Australian foreign policy. Penalties for breaching sanctions laws include up to 10 years imprisonment and substantial fines.

Australia extended its autonomous sanctions to Russia in 2022 and 2023. These sanctions measures are aimed at restrictions on exports and commercial activities, including providing and dealing with assets of designated persons or entities, and restrictions on certain imports including arms material, energy products such as oil, and certain luxury goods; and travel bans on designated persons etc. Sanctions Permits may be issued however, subject to certain criteria.

Existing regulatory framework on Renewable Energy businesses

The regulation of renewable energy and smart energy management technologies is well-established in Australia, with various laws and authorities overseeing different aspects of the sector. Redback Technologies, as a provider of solar and battery storage solution, operates within this regulated environment, particularly in relation to energy generation, grid integration, and cybersecurity.

The regulatory framework governing Redback Technologies’ business includes several key laws and regulatory bodies. The Australian Energy Regulator and the Australian Energy Market Operator oversee aspects of electricity markets, while the Clean Energy Regulator administers renewable energy incentives and compliance under the Renewable Energy (Electricity) Act 2000 (Cth), which established the Renewable Energy Target and is the main federal legislation governing the sector. There are also state level authorities, laws, and policies that set targets, tariffs, subsidies, and rules specific to that state’s jurisdiction. Additionally, the Australian Communications and Media Authority regulates wireless communications, which may be relevant for smart energy monitoring systems.

Cybersecurity obligations are increasingly important, with the Security of Critical Infrastructure Act 2018 (Cth) imposing risk management and reporting obligations on entities managing critical infrastructure. While Luceo Australia itself may not be directly classified as critical infrastructure, its products and services may be used by entities subject to these obligations, requiring alignment with industry security standards.

Products and services provided by Redback Technologies must also comply with the Competition and Consumer Act 2010 (Cth), ensuring fair consumer protections and product reliability. Additionally, electrical safety regulations, as governed by state-based electrical regulators, apply to the installation and operation of energy systems.

As the renewable energy sector evolves, regulatory frameworks continue to adapt, particularly with growing emphasis on cybersecurity, consumer protections, and the integration of distributed energy resources into the national grid.

The ACCC

The ACCC is an independent Commonwealth statutory authority whose role is to enforce the Competition and Consumer Act 2010 which contains the Australian Consumer Law (“ACL”). The ACCC monitors market practices, investigates complaints by and provides guidance to consumers of all areas in our business and can intervene in cases involving misleading and deceptive conduct and defective products. Whilst the activities of our financial services business fall within the ambit of the ACCC’s remit, it is considered a primary regulator of the renewable energy business.

The ACL requires businesses to offer certain guarantees for our products, which must be safe, durable, and free from defects. Any warranties or guarantees must comply with ACL requirements, and consumers of faulty products have the right to a repair, replacement or refund.

As the solar market continues to expand in Australia, our business faces both opportunities and risks. While there is significant growth potential in the renewable energy space, the ACCC’s scrutiny on consumer protection, transparency and product quality is likely to increase.

Clean Energy Council (“CEC”) Standards

The CEC sets industry standards for the installation and operation of solar systems in Australia. Our business must comply with the CEC’s standards, which include ensuring that installers are accredited, systems meet safety and performance benchmarks, and that our products are certified for our batteries and inverters to be legally used in the Australian market and eligible for government incentives and rebates.

Solar Export Tariffs

In 2021, the Australian Energy Market Commission introduced export tariffs, commonly referred to as the “sun tax”, through the Electricity Amendment (Access, Pricing, and Incentive Arrangements for Distributed Energy Resources) Rule 2021 under the National Electricity Rules. This rule was established within the framework of the National Electricity Law. Set to take effect in July 2025, these tariffs allow electricity retailers to charge households and businesses for feeding surplus solar power into the grid during peak times. While the policy aims to manage grid congestion, enhance grid stability and encourage more balanced energy distribution, the impact of the sun tax varies across regions, as each state and territory determines its own approach to solar energy regulation.

Regulatory Overview of United States

The following sets forth a description of certain laws, regulations and government policies relating to cryptocurrencies and cryptocurrency mining in the United States, which we consider a key market for our overseas business.

We are not aware of any law that currently makes it per se illegal for a natural person or entity simply to possess, sell, or trade Bitcoin on its own behalf in connection with lawful transactions in the United States, provided that any transaction complies generally with applicable law. We are also not aware of any United States federal law that currently prohibits any legal entity or natural person from importing BPUs into the United States or manufacturing or selling BPUs within the United States. Nonetheless, in the United States, both the federal government and individual states have regulations in place that govern the offer, sale, and transmission of various types of cryptocurrency, including but not limited to Bitcoin, and the legal status of Bitcoin and other cryptocurrencies and digital assets continues to evolve. Nevertheless, the United States currently hosts a complex and rapidly evolving regulatory environment and we are subject to a wide range of laws and regulations enacted by U.S. federal, state and local governments, governmental agencies and regulatory authorities, including the Commodity Futures Trading Commission, the SEC, the Federal Trade Commission (the “FTC”), and FinCEN. Other regulatory bodies, governmental or semi-governmental, have shown an interest in regulating or investigating companies engaged in the blockchain or cryptocurrency businesses.

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

In 2023 and 2024, Congress continued to consider several stand-alone digital asset bills, including a formal process to determine when digital assets will be treated as either securities to be regulated by the SEC or commodities under the purview of the CFTC, what type of federal/state regulatory regime will exist for payment stablecoins and the how the BSA will apply to cryptocurrency providers. In May 2024, the Financial Innovation and Technology for the 21st Century Act (“FIT for the 21st Century Act”) advanced through the United States House of Representatives in a vote along bipartisan lines.

The FIT for the 21st Century Act would require the SEC and the CFTC to jointly issue rules or guidance that would outline their process for removing from the SEC’s regulatory jurisdiction a digital asset that they deem inconsistent with the CEA and federal securities laws. The bill, in part, would also provide a certification process for blockchains to be recognized as decentralized, which would allow the SEC to challenge claims made by token issuers about meeting the outlined standards.

Legislative efforts have also focused on setting criteria for stablecoin issuers and what rules will govern redeemability and collateral. The Clarity for Payment Stablecoins Act of 2023, as introduced by House Finance Committee Chair Patrick McHenry (the “McHenry bill”), would make it unlawful for any entity other than a permitted payment stablecoin issuer to issue a payment stablecoin. The McHenry bill would establish bank-like regulation and supervision for federal qualified nonbank payment stablecoin issuers. These requirements include capital, liquidity and risk management requirements, application of the BSA and the Gramm-Leach-Bliley Act’s customer privacy requirements, certain activities limits, and broad supervision and enforcement authority. The McHenry bill would grant state regulators primary supervision, examination and enforcement authority over state stablecoin issuers, leaving the Federal Reserve Board with secondary, backup enforcement authority for “exigent” circumstances. The McHenry bill would also amend the Investment Advisers Act of 1940 (the “Advisers Act”), the 1940 Act, the Securities Act, the Exchange Act and the Securities Investor Protection Act of 1970 to specify that payment stablecoins are not securities for purposes of those federal securities laws.

On February 4, 2025, Sen. Bill Hagerty introduced the Guiding and Establishing National Innovation for U.S. Stablecoins of 2025 Act - the GENIUS Act - cosponsored by Senate Banking Chair Tim Scott and Sens. Kirsten Gillibrand and Cynthia Lummis, which would establish a U.S. regulatory framework for payment stablecoins. Like the McHenry bill, the GENIUS Act contemplates a regulatory framework where payment stablecoin issuers may be either a subsidiary of an insured bank, an uninsured depository institution or trust bank, or a nonbank, and primarily regulated at either the federal or state level. It would also prescribe stablecoin reserve requirements and require bank-like regulation for both bank and nonbank stablecoin issuers.

Several other bills have advanced through Congress to curb crypto as a payment gateway for illicit activity and money laundering. The “Blockchain Regulatory Clarity Act” would provide clarity to the regulatory classification of digital assets, providing market certainty for innovators and clear jurisdictional boundaries for regulators by affirming that blockchain developers and other related service providers that do not custody customer funds are not money transmitters. The “Financial Technology Protection Act,” another bipartisan measure, would set up an independent Financial Technology Working Group to combat terrorism and illicit financing in cryptocurrency. The “Blockchain Regulatory Certainty Act” aims to protect certain blockchain platforms from being designated as money-services businesses. Both acts advanced through the House with bipartisan support.

In a similar effort to prevent money laundering and stop crypto-facilitated crime and sanctions violations, bipartisan legislation was introduced to require decentralized finance (“DeFi”) services to meet the same anti-money laundering and economic sanctions compliance obligations as other financial companies. DeFi generally refers to applications that facilitate peer-to-peer financial transactions that are recorded on blockchains. By design, DeFi provides anonymity, which can allow malicious and criminal actors to evade traditional financial regulatory tools. Noting that transparency and sensible rules are vital for protecting the financial system from crime, the “Crypto-Asset National Security Enhancement and Enforcement (‘CANSEE’) Act” was introduced. The CANSEE Act would end special treatment for DeFi by applying the same national security laws that apply to banks and securities brokers, casinos and pawn shops, and other cryptocurrency companies like centralized trading platforms. DeFi services would be forced to meet basic obligations, most notably to maintain anti-money laundering programs, conduct due diligence on their customers, and report suspicious transactions to FinCEN.

The status of most currently-existing cryptocurrencies and other digital assets as securities could impose significant restrictions on us or our customers with operations that are located in the United States or involve United States residents. Typically, offerings and distributions of securities in the United States are required to register with the SEC under the Securities Act and, in compliance with state law, with applicable state regulators. If the offering of a cryptocurrency or digital asset that can be mined using our products is deemed a security, miners may be required to cease mining that cryptocurrency or digital asset, which would negatively affect our business. In addition, if the Company were viewed as facilitating an illegal distribution of a cryptocurrency or digital asset, the Company could have liability associated with its product sales. Further, even if a cryptocurrency or digital asset that is considered to be a security is legally distributed under the U.S. federal and state securities laws, the miners of that cryptocurrency or digital asset could be viewed as statutory underwriters or as “brokers” subject to regulation under the Exchange Act because they are effecting transactions in those securities for a fee (i.e., mining rewards). This outcome would again potentially reduce the viability of our product sales and could also result in the Company incurring liability. Any of these developments could limit the future development of our business. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business— The current regulatory environment in foreign markets, and any adverse changes in those environments, could have material adverse impacts on our businesses.”

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

Ebang International is a holding company incorporated in Cayman Islands which does not have substantive operations. We conduct our businesses through our subsidiaries. Our principal subsidiaries consist of the following entities (in chronological order based on their dates of incorporation):

●	Zhejiang Ebang, our majority-owned subsidiary and an onshore holding company established in the PRC on January 21, 2010, principally for holding our businesses in the design, manufacture and sale of telecommunications and blockchain processing equipment;

●	Hangzhou Dewang, our majority-owned subsidiary and an operating entity established in the PRC on December 31, 2015, principally for the design and manufacture of blockchain chips;

●	HK Ebang Communications, formerly known as Hong Kong Bite Co., Ltd., our wholly-owned subsidiary and an operating entity established in Hong Kong on February 12, 2016, principally for the trading of blockchain chips;

●	Ebonex Australia, our wholly-owned subsidiary and an operating entity established in Australia on April 22, 2021, principally for operating the cryptocurrency exchange platform Ebonex;

●	Ebonfx Australia, formerly known as Compass Global Holdings Pty Ltd, which became our wholly-owned subsidiary in Australia through an acquisition on March 21, 2022, principally for the cross-border payment and foreign exchange business;

●	Redback Operations, which became our wholly-owned subsidiary in Australia through an acquisition on November 8, 2024, principally for solar and battery storage solution; and

●	Luceo Australia, which became our wholly-owned subsidiary in Australia through an acquisition on November 8, 2024, principally for SaaS data visualization and analytics solution.

The chart below summarizes our corporate structure and identifies the principal subsidiaries described above as of the date of this annual report:

Ebang International Holdings Inc. (Cayman Islands)
100%
Ebonex International Limited (BVI)
Singapore Ebang Pte. Ltd. (Singapore)
Tower Lead Limited (BVI)
Power Ebang Limited (BVI)
Summit King Limited (BVI)
Leader Forever Holdings Limited (BVI)
Orient Plus International Limited (BVI)
Redback Holdings Limited (Cayman Islands)
Australia Ebon Pty Ltd (Australia)
Ebon Management Pte. Ltd. (Singapore)
Ebon Solar Inc. (United States)
HongKong Ebang Technology Co., Limited (Hong Kong)
Ebang Financial Services Limited (Hong Kong)
HongKong Ebang Digital Technology Limited (Hong Kong)
Ebang Digital Asset Management Limited (Hong Kong)
Hong Kong Yixing Universal Co., Limited (Hong Kong)
Ebang Communications (HK) Technology Limited (Hong Kong)
Ebang Communication Limited (BVI)
Redback Energy Holdings Pty Ltd (Australia)
Ebonex Australia Pty Ltd (Australia)
Ebon Financial Services Pty Limited (Australia)
Ebonfx Australia Pty. Ltd. (Australia)
Ebang Digital Asset Custody Limited (Hong Kong)
Redback Technologies Holdings Pty Ltd (Australia)
Ebon Management Australia Pty Limited (Australia)
Luceo Australia Pty Ltd (Australia)
Redback Operations Pty. Ltd. (Australia)
Outside China
Inside China
Hangzhou Zhenghao Information Technology Co., Ltd.
Hangzhou Ebang Shuotai Technology Co., Ltd.
Hangzhou Ebang Hongfa Technology Co., Ltd.
45.4545%
54.5435%
99.9964%
51.05%
Zhejiang Ebang Communication Technology Co., Ltd.(2)
Hangzhou Ebang Hongkun Technology Co., Ltd.
Hangzhou Ebang Shengye Technology Co., Ltd.(4)
Zhejiang Ebang Communication Co., Ltd.(3)
Hangzhou Dewang Information Technology Co., Ltd. (1)
Hangzhou Yibang Botong Technology Co., Ltd.
Zhejiang Ebang Information Technology Co., Ltd.

(1)	The remaining 48.95% equity interests are owned by Huzhou Meiman Investment Management LLP, an unaffiliated third party.

(2)	On December 16, 2020, an affiliate controlled by Dong Hu, our chairman of the board of directors, chief executive officer and chief financial officer, acquired 0.0036% of the equity interests in Zhejiang Ebang.

(3)	On June 9, 2023, an affiliate controlled by Mr. Hu, our chairman of the board of directors, chief executive officer and chief financial officer, acquired 0.0036% of the equity interests in Zhejiang Ebang Communication.

(4)	On November 22, 2023, an affiliate controlled by Mr. Hu, our chairman of the board of directors, chief executive officer and chief financial officer, acquired 0.0036% of the equity interests in Hangzhou Ebang Shengye.

(5)	There is another Hong Kong entity within the group of subsidiaries listed above named Ebang Trust Limited (“Ebang Trust”), whose ultimate parent is Ebang International.

D. Property, plants and equipment

We currently occupy properties in certain locations in China, including (1) research and development bases in Hangzhou and Wuhan, (2) one production facility in Hangzhou and (3) sales offices in Hangzhou and Beijing. We also currently occupy properties in other locations outside of China, primarily in Singapore, Hong Kong, Australia and the United States, in order to operate and expand our Fintech and renewable energy businesses.

In addition, we had constructed our new headquarters in Linping District, Hangzhou which comprise expanded production, research and development and office space, among other uses, in order to support our business growth. For more information on our expansion plan and the related properties, see “—Owned Properties.”

Leased Properties

The total gross floor area (“GFA”) of our leased properties is approximately 4837.16 square meters (“sq.m.”), out of which, approximately 2079.16 sq.m. are leased outside of China primarily in Singapore, Hong Kong, Australia and the United States. These leased properties are used for research and development, sales and other offices. Our lease agreements mainly have a term of one to four years.

Owned Properties

As of December 31, 2024, we owned properties in two locations in China with a total GFA of approximately 66,091.36 sq.m. The following table sets forth the GFA of all properties owned by us:

Location	Approximate GFA
(sq.m.)

Wuhan, Hubei	390.68
Hangzhou, Zhejiang (Linping District)	65,700.68
Total	66,091.36

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

A. Operating results

Overview

With years of manufacturing experience and expertise in blockchain technology and Fintech, we have established ourselves as a key participant in these fields. Our development and launch of innovative Fintech service platforms have been well-received in the market, leveraging advanced technologies and cutting-edge financial services. Striving to diversify our offerings to achieve a more stable financial performance, we expanded into the renewable energy sector in Australia in November 2024, underscoring our commitment to sustainability and long-term growth. We will continue to focus on our Fintech and renewable energy businesses in the foreseeable future, while remaining adaptable to market demands and open to new opportunities. Our diversified model enables us to explore synergies across our businesses, including blockchain products and telecommunications, driving value for our Company and shareholders.

Key Factors Affecting Our Results of Operations

We believe that the following factors have had, and we expect that they will continue to have, a significant effect on the development of our business, financial condition and results of operations

Market demand

Our Fintech business relies on the rapid growth of the overall Fintech market, which has been driven by technological advancements, consumer preferences, and regulatory changes in recent years. According to Mordor Intelligence, the Fintech market size is estimated at US$356.73 billion in 2025, and is expected to reach US$686.85 billion by 2030, at a compound annual growth rate (“CAGR”) of greater than 14% during the forecast period (2025-2030). As market demand hinges on the widespread application of digital technology and the shift towards automation and digitization in the financial services industry, our operational outcomes will significantly hinge on our ability to keep pace with market demands, attract new customers or retain existing ones, and maintain or increase our market share. Our results of operations will also be significantly influenced by the overall development of the Fintech market. Despite the immense growth prospects of the Fintech market, it also faces challenges, such as cybersecurity and data privacy concerns, a complex and fragmented regulatory landscape across different regions, as well as competition from traditional financial institutions undergoing transformation and startups in the industry.

Our renewable energy business and revenue growth depends on the industry demand for renewable energy and renewable energy products. According to Precedence Research, the global renewable energy market size is calculated at US$1.74 trillion in 2025 and is forecasted to reach around US$7.28 trillion by 2034, accelerating at a CAGR of 17.23% from 2025 to 2034. Demand for renewable energy and products depends on various factors, including the global macroeconomic environment, pricing, cost-effectiveness, performance and reliability in comparison to alternative forms of energy, and the impact of government regulations and policies. Renewable energy power is one of the fastest-growing sources of energy and is driven by factors such as cost-competitiveness, reliability as a predictable energy source, and growing commitments by various governments to combat climate change.

Performance and cost of our products

The pricing of and demand for our Bitcoin mining machines are closely related to their performance. In general, more advanced process technologies, such as the 7nm and 8nm process technology we designed, can accommodate designs that produce ASICs with higher power efficiency. The introduction of new process and design technologies also enables us to gradually lower the production costs of ASICs with comparable computing power. However, the application of such process technologies also commands high initial setup costs, particularly when the new production techniques first become available, which translates to higher per unit costs. We have successfully and independently completed the design of 6nm ASIC chips and the design of a chip for simultaneous Litecoin and Dogecoin mining in 2021. As of the date of this annual report, we have developed our proprietary 5nm-optimized ASIC chips and optimized mining machines for non-Bitcoin cryptocurrencies such as Litecoin. As a result, our new generation ASICs using the most advanced process technologies will need to achieve strong sales in order to justify the initial setup costs of the new production techniques and maintain our profitability. At the same time, as the most advanced production capabilities of IC foundries ramp up, the initial high unit cost for IC fabrication may also decrease, which will likely translate to lower fabrication costs and a positive effect on our business, results of operations and financial condition.

Pricing

We believe that our Fintech business and result of operations are affected by general pricing factors in the brokerage industry, including economic conditions, broad trends in commerce and finance, price fluctuations in cryptocurrencies, changes in trading volumes, private wealth growth of existing and potential customers, global asset allocation needs, and changes in the regulatory system of the online brokerage industry and the Internet industry. Any adverse changes in these general financial and regulatory conditions may have a negative impact on the demand for our services and have a significant adverse effect on our operating results.

The prices of our renewable energy products are influenced by various factors, including material prices, supply and demand conditions, competitive landscape, and processing technology. The improvements in manufacturing techniques for renewable energy products and economies of scale have continually reduced the unit production costs of renewable energy products in recent years, which in turn have increased the competitiveness of renewable energy on an unsubsidized basis relative to conventional power and other renewable energy.

Number of Customers

We believe that the number of customers is an important indicator of the growth of our business, the market acceptance of our products and services and future revenue trends. Maintaining customers is key to our growth strategy. We tailor-make solutions for our customers to stabilize our existing customer base, and simultaneously introduce suitable products and services in line with the times. We also attract new customers through market advertising, referrals from existing customers, and other means. As a result, our client base is the best addressable market for our new products due to the lower client acquisition cost and a high conversion rate, among other factors.

Competitiveness in research and development

We have strong ASIC chip design capability, expertise and technical reserves, and research and development departments, all of which is key to the success of our blockchain, Fintech and renewable energy products. Our research and development expenses were US$5.1 million, US$7.4 million and US$5.4 million, in 2022, 2023 and 2024, respectively. We are constantly researching and developing mining machine chip design, mining machine overall design, renewable energy product design, while being committed to developing Fintech business based on our strategic development layout. Through unremitting efforts, we have been operating a self-developed proprietary cryptocurrency exchange platform Ebonex. Our exchange is designed to provide users with secure, fast, efficient, and stable trading services in multiple currencies and modes. In order to coordinate the development of our cross-border payment and foreign exchange business, we launched our independently developed platform EbonFX in 2022. We commenced our renewable energy business in 2024, and we will conduct research and development, upgrade software, optimize design, and achieve product iteration of technological innovation based on existing technology. While controlling costs and expenses, we will continue to focus on enhancing our product planning and research and development capabilities to enable us to introduce or improve products that can well address evolving customer needs in a timely manner. As existing competitors may introduce new technologies or provide more competitive offerings and more companies may enter the market to compete with us, competition may intensify in the future and consequently our competitiveness and market share may be affected.

Expansion and diversification of our product and service offerings

Our business performance is influenced by our investment and development of new services and products, as well as our ability to further penetrate our customer base. With years of design capabilities and a strong research and development team, we have independently developed a Fintech platform and launched various products and services. Currently, most of our revenue comes from our Fintech business, so our profitability largely depends on the performance of these businesses.

In November 2024, we established our renewable energy businesses through the acquisition of a company that has been in operations for approximately 10 years in Australia. Its businesses are primarily composed of solar and battery storage solution and SaaS data visualization and analytics solution. We will strive to develop new upstream and downstream products and services based on existing resources to meet and attract more customers, and win a larger market share. Commencement of all new businesses, however, may also incur significant costs and experience a prolonged ramp-up period. If any adverse development in such new businesses arises, our results of operations and prospects may be significantly and negatively affected. We may not be able to develop those new businesses as successfully as contemplated, or at all.

Product and Service mix

We develop, manufacture and sell a range of blockchain, telecommunications and renewable energy products. The sales of blockchain products accounted for 79.8%, 5.5% and nil of our total revenues for 2022, 2023 and 2024, respectively, the sales of telecommunications products accounted for 11.6%, 10.6% and 8.5% of our total revenues for 2022, 2023 and 2024, respectively, and the sales of renewable energy products accounted for 9.7% of our total revenue for 2024, as we have only commenced this business in 2024. The cryptocurrency market has experienced severe fluctuations from bull market peaks to volatile pullbacks during the past few years. The market is affected by multiple factors such as global macroeconomic uncertainty, geopolitical conflicts, and selling by miners and government agencies, exacerbating volatility. Despite this, Bitcoin still recorded a significant increase within 2024; however, investors have more options to participate in diversified product market investments besides mining, which has had a negative impact on our product sale revenue. We adjust our business development direction in real-time based on the constantly changing market environment and opportunities to ensure cost reduction and an improvement on efficiency. Starting 2022, we have ventured into the Fintech field by launching our cryptocurrency currency exchanges and cross-border payment businesses. Due to the advancement of technology and the widespread application of cryptocurrencies, investors’ participation in cryptocurrency investment has also shifted, resulting in the growth of our Fintech services business. The revenue from our Fintech service businesses accounted for 8.3%, 75.8% and 61.3% of our total revenue for 2022, 2023 and 2024, respectively. In November 2024, we commenced our renewable energy SaaS data visualization and analytics solution businesses, and by the end of 2024, the revenue from renewable energy SaaS data visualization and analytics solution businesses accounted for 3.1% of our total revenue for 2024.

Overseas Expansion

Since our listing on the Nasdaq Global Select Market, we have established our subsidiaries primarily in Australia, Hong Kong, Singapore and the United States to expand overseas businesses. As of the date of this annual report, we have been operating a self-developed proprietary cryptocurrency exchange platform, Ebonex, and a self-developed proprietary cross-border payment and foreign exchange platform, EbonFX, targeting qualified investors subject to compliance with applicable laws in the jurisdictions in which we operate, and have commenced our renewable energy business through the acquisition of Redback Technologies in Australia. We have also received registration approval from AUSTRAC as a digital currency exchange provider, which allows us to provide cryptocurrency exchange services in Australia; acquired a company with an AFSL for engaging in financial services in Australia; received registration approval as an independent remittance dealer on the AUSTRAC Remittance Sector Register, which allows us to provide remittance services in Australia; received the TCSP license and registration approval as a Trust Company from the Company Registry in Hong Kong, which allows us to carry on a trust or company service business; received the MSO license from the Customs and Excise Department in Hong Kong, which allows us to operate money changing and remittance services; and received the Type 4 and 9 licenses from the Securities and Futures Commission in Hong Kong, which allows us to carry on advising on securities and asset management service. We are also in the process of obtaining additional and/or relevant licenses and approvals for our subsidiaries in Australia. If and once obtained, the licenses will allow us to operate additional Fintech businesses in Australia. Meanwhile, we are focused on application development, regulatory compliance and talent recruitment to ramp up execution of our new business plans for the expansion in these countries. We expect such ramp-up will support our future operations and our compliance with local rules and regulations. Our expenses to date to implement our new business plans, including establishing in Australia, Singapore, Hong Kong and the United States, have been mainly on server rentals, application development, regulatory compliance, talent acquisition and offices rentals to set up blockchain, Fintech and renewable energy businesses in the abovementioned countries and regions. There is no guarantee that we will receive any additional required approvals and licenses for our proposed business in these jurisdictions in a timely manner or on commercially reasonable terms, or at all, or that we will commence the proposed business as planned, or at all. If our operations at these jurisdictions or our execution of business plan proves incorrect, we may incur additional expenses or losses.

Any restrictions imposed by a foreign government could force us to restructure operations, perhaps significantly, which could result in significant costs and inefficiencies that harm our profitability, or even cause us to cease operations in the applicable jurisdiction. Fintech is a recent technological innovation and the regulatory schemes to which Fintech businesses may be subject have not been fully explored or developed by foreign jurisdictions. Thus, Fintech faces an uncertain regulatory landscape in many foreign jurisdictions. Various foreign jurisdictions may from time to time adopt laws, regulations or directives that affect our Fintech businesses. Due in part to its international nature and the nascent stage of regulation, along with the limited experience with Fintech, and language barriers between international journalists, translators and regulators, information regarding the regulation of Fintech in various jurisdictions may be incomplete, inaccurate or unreliable. As both the regulatory landscape develops and journalistic familiarity with Fintech increases, mainstream media’s understanding of Fintech and the regulation thereof may improve. Similarly, the renewable energy business faces evolving regulations and dependent on government incentives (e.g., subsidies, tax credits). The regulatory environment for renewable energy is subject to constant change and varies widely across jurisdictions. Governments may introduce new policies, regulations, or incentives that could either support or hinder the development and operation of renewable energy business. These changes could materially impact the financial viability and profitability of our renewable energy business. Additionally, the sector is highly dependent on technological advancements and natural resources such as sunlight. Fluctuations in these resources or the emergence of new technologies could affect the efficiency and cost-effectiveness of our renewable energy businesses. The renewable energy market is also becoming increasingly competitive, which could lead to downward pressure on prices and margins. As we enter into the markets in Australia, Hong Kong, Singapore and the United States, we expect to continue to monitor the local regulations regarding Fintech service platforms and renewable energy businesses, and retain local regulatory counsel.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The current regulatory environment in foreign markets, and any adverse changes in those environments, could have material adverse impacts on our businesses,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we are unable to manage our growth or execute our strategies effectively, our business, results of operations and financial condition may be materially and adversely affected,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may not successfully develop, market or launch any future Fintech businesses or continue operating our existing Fintech businesses,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Each of our subsidiaries in Australia, Hong Kong, Singapore, the United States and other overseas jurisdictions have a limited operating history, which makes it hard for us to evaluate their abilities to generate revenue through operations, and to date, each of them has not generated material revenue from any commercially available blockchain products, Fintech services, or renewable energy products,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We face risks associated with the expansion of our business operations globally and if we are unable to effectively manage such risks, our business growth and profitability may be negatively affected,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business— The businesses that we are pursuing through certain of our subsidiaries’ initiatives are novel and subject to technical, operational, financial, regulatory, legal, reputational and marketing risks and we cannot assure you that such acquisitions or strategic alliances may be successfully implemented,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We require various approvals, licenses, permits and certifications to operate our business. If we fail to obtain or renew any of these approvals, licenses, permits or certifications, it could materially and adversely affect our business and results of operations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We face intense industry competition” for details of the associated risks.

Key Components of Results of Operations

Revenues

We generate revenues mainly from the Fintech businesses, sales of renewable energy products, telecommunication products and provision of rental services.

The following table sets forth the breakdown of our revenues by category, both in absolute amount and as a percentage of total revenues for each category for the periods indicated:

	Years Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Service – Cryptocurrency exchange services	70	0.2	1,044	21.5	1,291	22.0
Service – Cross-border payment and foreign exchange services	2,635	8.1	2,637	54.3	2,307	39.3
Service – Rental services	-	-	-	-	718	12.2
Product sales – Solar and battery storage products and related accessories	-	-	-	-	571	9.7
Product sales – Telecommunications products	3,737	11.6	516	10.6	501	8.5
Product sales – Bitcoin mining machines and related accessories	25,800	79.8	266	5.5	-	-
Others (1)	86	0.3	392	8.1	481	8.3
Total	32,328	100	4,855	100	5,869	100

(1)	Other revenues mainly include revenue from our management and maintenance services and SaaS data visualization and analytics solutions.

We have historically generated a significant portion of our revenues from sales in China. However, with the layout of our overseas development strategy, after launching our Fintech business and completing a new acquisition on November 8, 2024, our overseas market share has slightly rebounded in 2022 and increased significantly in 2023 and 2024, accounting for 75.8% and 74.2% of all revenue in 2023 and 2024, respectively. The following table sets forth the breakdown of our revenues by geographical location of our customers, both in absolute amount and as a percentage of total revenue, for the periods indicated:

	Years Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Mainland China	29,624	91.6	1,174	24.2	1,516	25.8
Australia	2,704	8.4	3,681	75.8	4,353	74.2
Total	32,328	100.0	4,855	100.0	5,869	100.0

Service - Cryptocurrency exchange services

Revenues from our cryptocurrency exchange services for 2023 and 2024 were mainly generated from facilitating the customers’ transactions via our proprietary exchange platform or through an offline, OTC transaction facilitation process.

Cryptocurrency transactions were matched on our proprietary exchange platform when a customer publishes an offer to buy, sell or convert cryptocurrencies, and another customer accepts and settles that offer. We charge a service fee in fiat currency or cryptocurrencies at the transaction level in amount calculated based on volume, which varies depending on the payment type and the value of the transaction. We also provide cryptocurrency exchange services through our OTC execution by acting as an agent and providing transaction matching to the customers’ offers through the utilization of liquidity providers. In the case when a customer raises the need to buy cryptocurrencies, we will help the customer search for a matching need to sell the same quantity of cryptocurrencies from a liquidity provider. When we find such a liquidity provider, we ask for the selling rate, then apply a margin to the rate and offer to the customer. If the customer agrees to the rate, we facilitate the transaction. Revenue generated from the matching transaction through OTC facilitation is generated from the margin resulting from the rate set by the liquidity provider and the transaction price is charged and collected in fiat currency. Our revenue from cryptocurrency exchange services is affected by the activity of the market and investors' participation in investment. In 2024, the cryptocurrency market experienced a volatile pullback from a bull market peak, reaching a historic high within the year. The market is affected by multiple factors such as global macroeconomic uncertainty, geopolitical conflicts, and selling by miners and government agencies, exacerbating volatility. Despite this, Bitcoin still recorded a significant increase within 2024. Due to the advancement of technology and the widespread application of cryptocurrencies, investors’ participation in cryptocurrency investment has also shifted, resulting in the growth of our cryptocurrency exchange services business.

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

Service – SaaS data visualization and analytics solutions

Revenues from our SaaS data visualization and analytics solutions include service fees for the provision of advanced data collection and analytics services provided to customers.

To meet the growing demand for visualization, analysis, and reporting of Scope 2 emissions in the ESG market, we have developed an innovative and proprietary SaaS platform for monitoring energy and power quality. This platform can utilize data from external sources or our own dedicated smart meters for analysis to detect degraded neutral circuits and prevent life-threatening faults. For advanced data collection and analytics services, customers agree to the terms and conditions of all transactions when signing a service contract with us, and revenue is measured according to contract agreements. Given that we acquired this service through an acquisition in November 2024, it did not generate material revenue during the reporting period.

Service revenue - Rental services

Revenues from our rental and property management services include rental income and other related management service we provided. For rental and property management services, customers agree to the terms and conditions of all transactions when signing a service contract with us. According to the contract agreement, we send invoices periodically based on contract terms and receive payments within the payment period as agreed in the contract. Service revenue is recognized monthly over its contract period.

Product Sales – Solar and battery storage products and related accessories

Revenues from our solar and battery storage products primarily comprise sales of inverters, batteries and related parts and accessories. Generally, revenues from sales of our renewable energy products and related accessories are primarily affected by the number of products sold, their average selling price, and sales and marketing efforts from time to time. Changes in the mix of our renewable energy products sold could also affect the gross profit margin in our renewable energy business.

Product Sales –Telecommunication products

Revenues from our telecommunications business primarily comprise sales of fiber-optic communication access devices and enterprise convergent communication terminals. We also produce and sell a small portion of related parts and accessories. Sales of our telecommunications products are primarily driven by the demand from the major telecommunications service providers in China as end users. Sales of telecommunications products could also be affected by any adjustment of our business focus and sales and marketing efforts from time to time. Changes in the mix of our telecommunications products sold could also affect the gross profit margin in the telecommunications business.

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

The Bitcoin price and expected economic returns on Bitcoin mining activities could significantly affect the demand of mining machines and in turn the average selling price of Bitcoin mining machines. Particularly, a significant fluctuation in Bitcoin price in a short period of time could significantly reverse the trend of average selling price of Bitcoin mining machines in certain periods of time. The significant decline in Bitcoin prices through 2022, and the high price fluctuation in 2023, significantly affected the selling price of our Bitcoin mining machines. Meanwhile, the combined impact of the collapse of cryptocurrency banks in the United States, and the exposure of certain fraud incidents on trading platforms in 2023, has had a negative impact on investor participation in the market, thereby affecting the selling price and demand of Bitcoin mining machines for the fiscal year ended December 31, 2023. Our revenue generated in 2023 is mainly related to the sale of Bitcoin mining machine accessories. In 2024, the cryptocurrency market experienced a volatile pullback from a bull market peak, reaching a historic high within the year. The market is affected by multiple factors such as global macroeconomic uncertainty, geopolitical conflicts, and selling by miners and government agencies, exacerbating volatility. Despite this, Bitcoin still recorded a significant increase within 2024. Due to the advancement of technology and the widespread application of cryptocurrencies, investors’ participation in cryptocurrency investment has also shifted, resulting in a downturn in our product sales business.

Cost of Revenues

Cost of cryptocurrency exchange, the cross-border payment and foreign exchange services, and SaaS data visualization and analytics solutions primarily consists of commission paid to direct sales staff, third party services, and amortization of software.

Cost of revenues for our solar and battery storage products, mining machines and telecommunications products represents costs and expenses directly attributable to the manufacture of our products sold and delivered, which primarily comprises of costs of (1) materials, components and parts; (2) production overhead, including mainly packaging and testing costs, subcontracting cost, amortization and depreciation of intangible assets, production equipment and utilities; and (3) direct labor, including cost to our production staff and outsourced production workers, (4) outsourcing production costs.

Cost of rental service primarily consists depreciation expenses.

The following table sets forth the breakdown of our cost of revenues by category, both in absolute amount and as a percentage of the cost of revenues, for the periods indicated:

	Years Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Service - Cryptocurrency exchange services	58	0.4	741	3.4	668	14.3
Service - Cross-border payment and foreign exchange services	1,512	8.9	1,886	8.8	1,642	35.1
Service – Rental services	-	-	-	-	456	9.7
Product sales - Solar and battery storage products and related accessories	-	-	-	-	431	9.2
Product sales - Telecommunications	6,170	36.5	1,347	6.2	933	19.9
Product sales - Bitcoin mining machines and related accessories	6,343	37.5	17,004	78.9	-	-
Others	2,833	16.7	581	2.7	549	11.8
Total	16,916	100.0	21,559	100.0	4,679	100.0

Gross Profit/Loss

Our gross profit and gross profit margin of cryptocurrency exchange services, the cross-border payment and foreign exchange services, SaaS data visualization and analytics solutions, and rental services are primarily affected by the market price of the third-party service provider, amount of fixed direct labor cost and percentage of commissions that we paid to sales employees.

Our gross profit/loss and gross profit/loss margin of sales of solar and battery storage products and related accessories and telecommunication products are primarily affected by the market price of the product and our cost of revenues.

Our gross profit/loss and gross profit/loss margin of rental services are primarily affected by the average market price of the office space and our cost of revenues.

Historically, our gross profit/loss of sales of Bitcoin mining machines were primarily affected by Bitcoin prices, which had a significant effect on the average selling price of our products, and, to a lesser extent, the average per unit production costs of our Bitcoin mining machines, which in turn resulted in a much lower demand and average selling price of our Bitcoin mining machines, thereby leading to lower revenues. During 2022, the prospects of trade wars, raw material/chip sanctions and the spread of COVID-19 variants contributed to volatility in the markets. In 2023, the cryptocurrency market presented both opportunities and risks, with many variables including evolving regulation and fraud incidents. The collapse of certain cryptocurrency banks in the United States, and the exposure of certain fraud incidents on trading platforms in 2023 made investors more cautious to participate in the digital currency and blockchain investment markets, resulting in a decline in our sales. However, during such years, the majority of our sales revenue has been generated from litigation recoveries, resulting in a gross profit margin that does not match the industry level. Refer to our discussion on revenues above. In 2024, the cryptocurrency market experienced a volatile pullback from a bull market peak, reaching a historic high within the year. The market is affected by multiple factors such as global macroeconomic uncertainty, geopolitical conflicts, and selling by miners and government agencies, exacerbating volatility. Despite this, Bitcoin still recorded a significant increase within 2024; however, investors have more options to participate in diversified product market investments besides mining, which has had a negative impact on our mining machine product sale revenue.

The following table sets forth our gross profit/loss by category for the periods indicated:

	Years Ended December 31,
	2022	2023	2024
	US$	US$	US$
	(in thousands)
Service - Cryptocurrency exchange services	28	303	623
Service - Cross-border payment and foreign exchange services	1,123	751	665
Service – Rental services			262
Product sales - Solar and battery storage products and related accessories	-	-	140
Product sales - Telecommunications	(2,433)	(831)	(432)
Product sales - Bitcoin mining machines and related accessories	19,457	(16,738)	0
Others	(2,763)	(189)	(68)
Total	15,412	(16,704)	1,190

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of the total operating expenses, for the periods indicated:

	Years Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Selling expenses	1,956	3.1	1,894	5.1	1,107	3.5
General and administrative expenses(1)	40,712	64.2	29,041	78.6	30,456	96.5
Impairment of intangible assets	20,738	32.7	3,708	10.0	-	-
Impairment of goodwill	-	-	2,300	6.3	-	-
Total operating expenses	63,406	100.0	36,943	100.0	31,563	100.0

(1)	Includes research and development expenses and other general and administrative expenses. See “Item 5. Operating and financial review and prospects — Key Components of Results of Operations—Operating Expenses—General and Administrative Expenses” for details.

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

Research and development expenses primarily include (1) production and procurement expenses for producing prototypes and procuring tools for IC chip design; (2) technical expenses, primarily comprising outsourcing research and development expenses relating to development of certain non-core technologies for our mining machines and telecommunications products, such as wafer fabrication and packaging and testing for ASIC chips, design of user interface, management and structural module and secondary development of certain modules and software development; (3) salaries and benefits of our research and development staff; and (4) depreciation and amortization of technologies.

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

Impairment of goodwill

Goodwill, arising from business combination, is reviewed for impairment annually. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. We have recorded impairment of goodwill of nil, US$2.3 million, and nil for the years ended December 31, 2024, 2023 and 2022, respectively.

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

Hong Kong

Our subsidiaries incorporated in Hong Kong, primarily HK Ebang Communications, HongKong Ebang Technology Co., Limited (“HK Ebang Technology”), HongKong Ebang Information Co., Limited (“HK Ebang Information”), HK Ebang Digital, Ebang Digital Asset Management Limited (“Ebang Digital Asset Management”), Ebang Digital Asset Custody Limited (“Ebang Digital Asset Custody”), Ebang Trust, Hong Kong Yixing Universal Co., Limited and Ebang Financial Services Limited (“Ebang Financial Services”) are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 8.25% on assessable profits arising in or derived from Hong Kong up to HKD2,000,000 and 16.5% on any part of assessable profits over HKD2,000,000.

PRC

The Company’s subsidiaries incorporated in the PRC are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. For the year ended December 31, 2024, Zhejiang Ebang and Redback Shanghai were qualified as HNTE and entitled to a preferential income tax rate of 15%. For the years ended December 31, 2023 and 2022, Zhejiang Ebang, Hangzhou Dewang, and Ebang IT were qualified as HNTE and entitled to a preferential income tax rate of 15%.

According to the relevant laws and regulations in the PRC, enterprises engaging in research and development activities are entitled to claim 150% of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year (“Super Deduction”). The State Taxation Administration of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as Super Deduction from January 1, 2018 to December 31, 2020, which was subsequently announced in March 2021 to be further extended to December 31, 2023. In September 2022, the State Taxation Administration of the PRC further announced that for the enterprises entitled to the current pre-tax deduction ratio of 175% for research and development expenses, such ratio is raised to 200% during the period from October 1, 2022 to December 31, 2022. In March 2023, the State Taxation Administration of the PRC announced that for research and development expenses incurred by enterprises during R&D activities, if such expenses are not capitalized as intangible assets but expensed in the current period, an additional pre-tax deduction equivalent to 100% of the actual amount incurred shall be granted starting from January 1, 2023, in addition to the actual deduction as stipulated. For expenses capitalized as intangible assets, 200% of the cost of the intangible assets shall be amortized pre-tax starting from January 1, 2023.

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

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC EIT purposes, a number of unfavorable PRC tax consequences could follow. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Conducting Business in China —We may be subject to EIT on our worldwide income if our company or any of our subsidiaries were considered a PRC “resident enterprise” under the PRC Enterprise Income Tax Law (the “EIT Law”).”

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

	Years Ended December 31,
	2022	2023	2024
	US$	US$	US$
	(in thousands)
Revenues	32,328	4,855	5,869
Service - Cryptocurrency exchange services	70	1,044	1,291
Service - Cross-border payment and foreign exchange services	2,635	2,637	2,307
Product sales - Solar and battery storage products and related accessories	-	-	571
Product sale - Telecommunications products	3,737	516	501
Product sale - Bitcoin mining machines and related accessories	25,800	266	-
Service- Rental Income	-	-	718
Others	86	392	481
Cost of revenues	(16,916)	(21,559)	(4,679)
Gross profit (loss)	15,412	(16,704)	1,190
Operating expenses:
Selling expenses	1,956	1,894	1,107
General and administrative expenses	40,712	29,041	30,456
Impairment of intangible assets	20,738	3,708	-
Impairment of goodwill	-	2,300	-
Total operating expenses	63,406	36,943	31,563

Gain on disposal of subsidiaries	(6)	(8)	-
Loss from operations	(47,988)	(53,639)	(30,373)
Other income (expenses):
Interest income	4,362	11,941	11,372
Other income	1,034	1,131	328
(Loss) gain from investment	(510)	357	383
Net gain (loss) on disposal of cryptocurrencies	-	745	(375)
Exchange (loss) gain	(2,161)	457	(2,170)
Government grants	82	63	52
Other expenses	(649)	(120)	(126)
Total other income	2,158	14,574	9,464
Loss before income taxes benefit	(45,830)	(39,065)	(20,909)
Income taxes benefit	(73)	(1,031)	(43)
Net loss	(45,757)	(38,034)	(20,866)
Less: net loss attributable to non-controlling interest	(1,869)	(1,261)	(615)
Net loss attributable to Ebang International Holdings Inc.	(43,888)	(36,773)	(20,251)

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues. Our revenues increased by 20.9% to US$5.9 million in 2024, from US$4.9 million in 2023, primarily due to the combined impact of: (1) the newly acquisition of the renewable energy business in November 2024 , which led to the increase of renewable energy products revenue, and (2) the renting of idle office space, which has generated rental revenue during the year and promoted revenue growth. Other than the above, all other businesses have been relatively stable.

Cost of revenues. Our cost of revenues decreased by 78.3% to US$4.7 million in 2024, from US$21.6 million in 2023, which is primarily due to VAT recoverable impairment of US$16.7 million, which was recognized in cost of revenue in 2023, as it is expected that VAT will not be recovered in the foreseeable future. In a market with both opportunities and risks, we constantly adjust our development strategy, allocate resources, and control costs and expenses based on changes in the market condition, in order to avoid unnecessary expenses.

Gross profit (loss). As a result of the foregoing, we recorded a gross profit of US$1.2 million in 2024, compared to a gross loss US$16.7 million in 2023.

Operating expenses. Our total operating expenses decreased by 14.6% to US$31.6 million in 2024, from US$36.9 million in 2023, primarily due to the combined impact of the decrease in selling expenses, increase in general and administrative expenses, and decrease in impairment.

●	Selling expenses. Our selling expenses decreased by 41.6% to US$1.1 million in 2024, from US$1.9 million in 2023, mainly due to the decrease in sales staff salaries, which is also the result of the Company continuously adjusting its strategic policies according to changes in the market situation, while reducing costs and increasing efficiency.

●	General and administrative expenses. Our general and administrative expenses increased by 4.9% to US$30.5 million in 2024, from US$29.0 million in 2023, primarily due to increases in such expenses for exploring new markets and businesses, as well as related investments in the renewable energy business.

●	Impairment of intangible assets. Our impairment of intangible assets was US$3.7 million in 2023, which was related to an impairment loss charged on a financial license in 2023, and nil for 2024.

●	Impairment of goodwill. Our impairment of goodwill in 2023 represents the impairment loss charged on goodwill generated from a business acquisition that closed in March 2022 as a result of the annual goodwill impairment review, and nil for 2024.

Gain from disposal of subsidiaries. The gain from disposal activities of US$0.008 million in 2023 was related to disposal of EBONEX PTE. LTD, and nil for 2024.

Loss from operations. As a result of the foregoing, our loss from operations decreased by 43.4% to US$30.4 million in 2024, compared to loss from operations of US$53.6 million in 2023.

Interest income. Our interest income decreased by 4.8% to US$11.4 million in 2024, from US$11.9 million in 2023, primarily due to the reduction of interest rates.

Other income. Our other income decreased by 71.0% to US$0.3 million in 2024 from US$1.1 million in 2023. Other income in 2023 was primarily due to the Company taking possession of customer deposits collected from previous years as a result of defaults by customers under their respective contracts with the Company in 2023.

Gain (loss) from investment. Our gain from investment remained stable, mainly due to an investment gain incurred from marketable securities and wealth management products during 2023 and 2024, respectively.

Net gain (loss) on disposal of cryptocurrency assets. Our net gain (loss) on disposal of cryptocurrency assets decreased by 150.3% to a net loss of US$0.4 million in 2024, from a net gain of US$0.7 million in 2023, mainly due to fluctuation of price of cryptocurrencies.

Exchange (loss) gain. Our exchange loss was US$2.2 million in 2024, compared to the exchange gain of US$0.5 million in 2023, primarily due to the currency fluctuation on our foreign currency denominated assets and liabilities.

Government grants. Our government grants decreased by 17.5% to US$0.05 million in 2024, from US$0.06 million in 2023, primarily due to the decrease of non-recurring rebates from local government.

Income taxes benefit. Our income taxes benefit decreased by 95.8% to US$0.04 million in 2024, compared to US$1.0 million in 2023, primarily due to the reversal of deferred tax liability relating to the impairment of intangible assets recognized from a business acquisition that closed in March 2022 in during 2023, while no such transaction happened in 2024.

Net loss. As a result of the foregoing, our net loss decreased to US$20.9 million in 2024, from a net loss of US$38.0 million in 2023.

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

Gross profit (loss). As a result of the foregoing, we recorded a gross loss of US$16.7 million in 2023, compared to a gross profit of US$15.4 million in 2022.

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

Gain from disposal of subsidiaries. Our gain from disposal of subsidiaries increased by 33.3% to US$0.008 million in 2023, from US$0.006 million in 2022. The US$0.008 million in 2023 was related to the disposal of EBONEX PTE. LTD., and the US$0.006 million in 2022 was related to the disposal of Hangzhou Ebang Hongling Technology Co., Ltd. (“Ebang Hongling”) and Wuhai Ebang Information Technology Co., Ltd. (“Wuhai Ebang”). As there is no relationship between these two, there is no causal effect in the change in the amount between the years.

Loss from operations. As a result of the foregoing, our loss from operations decreased by 11.8% to US$53.6 million in 2023, compared to loss from operations of US$48.0 million in 2022.

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

As of December 31, 2024 and 2023, our cash and cash equivalents were US$213.8 million and US$241.6 million, respectively. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and time deposits placed with banks or other financial institutions and have original maturities of less than three months.

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

The following table sets forth our selected consolidated cash flow data for the periods indicated:

	Years Ended December 31,
	2022	2023	2024
	US$	US$	US$
	(in thousands)
Net cash provided by (used in) operating activities	5,153	(11,530)	(17,614)
Net cash provided by (used in) investing activities	5,753	2,630	(9,892)
Net cash provided by financing activities	-	-	-
Effect of foreign exchange on cash, cash equivalents and restricted cash	394	(407)	(410)
Net increase (decrease) in cash, cash equivalents and restricted cash	11,300	(9,307)	(27,916)
Cash, cash equivalents and restricted cash at the beginning of the year	240,927	252,227	242,920
Cash, cash equivalents and restricted cash at the end of the year	252,227	242,920	215,004

Operating Activities

Net cash used in operating activities for 2024 was US$17.6 million, which primarily reflected our net loss of US$20.9 million, as mainly adjusted for (1) depreciation and amortization expenses of US$2.6 million, (2) write-down for the potentially obsolete, slow-moving inventories and lower of cost or market adjustment of US$0.3 million, (3) net reversal of credit loss of US$1.1 million, (4) loss on foreign currency transactions of US$2.2 million, (5) loss on disposal of cryptocurrencies of US$0.4 million, (6) non-cash lease expenses of US$1.4 million, (7) gain on short-term investment of US$0.4 million, (8) reversal of share-based compensation expenses of US$1.0 million, and (9) changes in working capital. Adjustment for changes in working capital primarily consisted of (i) a decrease of US$1.7 million in net prepayments and other current assets, (ii) a decrease of US$0.05 million in net accounts receivable, (iii) an increase of US$0.2 million in net inventories, (iv) a decrease of US$0.5 million in other assets; (v) an increase of US$0.4 million in other non-current liability, and (vi) a decrease of US$3.4 million in accrued liabilities and other payables.

Net cash used in operating activities for 2023 was US$11.5 million, which primarily reflected our net loss of US$38.0 million, as mainly adjusted for (1) depreciation and amortization expenses of US$3.5 million, (2) write-down for the potentially obsolete, slow-moving inventories and lower of cost or market adjustment of US$0.3 million, (3) impairment of VAT recoverable adjustments of US$16.7 million, (4) provision of credit loss of US$1.0 million, (5) gain on foreign currency transactions of US$0.5 million, (6) gain on disposal of cryptocurrencies of US$0.7 million, (7) non-cash lease expenses of US$1.8 million, (8) impairment of intangible assets of US$3.7 million, (9) impairment of goodwill of US$2.3 million, (10) loss from cybersecurity event of US$2.3 million, (11) deferred income taxes of US$1.0 million, and (12) changes in working capital. Adjustment for changes in working capital primarily consisted of (i) a decrease of US$1.0 million in net prepayments and other current assets, (ii) a decrease of US$2.6 million in net accounts receivable, (iii) an increase of US$0.1 million in VAT recoverable, (iv) a decrease of US$1.1 million in accounts payable, (v) a decrease of advances from customers of US$0.9 million, and (vi) a decrease of US$4.3 million in accrued liabilities and other payables.

Net cash provided by operating activities for 2022 was US$5.2 million, which primarily reflected our net loss of US$45.8 million, as mainly adjusted for (1) depreciation and amortization expenses of US$10.7 million, (2) write-down for the potentially obsolete, slow-moving inventories and lower of cost or market adjustment of US$6.5 million, (3) impairment of intangible assets adjustments of US$20.7 million, (4) impairment of VAT recoverable adjustments of US$4.5 million, (5) provision for credit loss of US$3.8 million, (6) share-based compensation of US$3.9 million, (7) loss on foreign currency transactions of US$2.2 million, and (8) changes in working capital. Adjustment for changes in working capital primarily consisted of (i) a decrease of US$10.4 million in net prepayments and other current assets, (ii) a decrease of US$2.9 million in net accounts receivable, and (iii) a decrease of US$14.1 million in accrued liabilities and other payables.

Investing Activities

Net cash used investing activities for 2024 was US$9.9 million, mainly attributable to (i) collections from short-term investment of US$31.6 million, (ii) cash paid of short-term investment of US$36.3 million, (iii) prepayment of property, plant and equipment of US$4.7 million, (iv) payments for business combination of US$0.3 million.

Net cash provided by investing activities for 2023 was US$2.6 million, mainly attributable to (i) collections from short-term investment of US$5.7 million, (ii) proceeds from disposal of crypto assets of US$7.2 million, (iii) cash paid for purchase of crypto assets of US$9.2 million, and (iv) cash paid for the purchases of property, plant and equipment of US$1.0 million.

Net cash provided by investing activities for 2022 was US$5.8 million, mainly attributable to (i) collections from short-term investment of US$55.1 million, (ii) cash paid for short-term investment of US$28.6 million, (iii) cash paid for the purchases of property, plant and equipment and intangible assets of US$14.1 million, (iv) cash paid for business combination net of cash acquired of US$5.9 million, and (v) prepayment of property, plant and equipment of US$0.9 million.

Financing Activities

We did not occur any cash flows from financing activities during 2024, 2023 and 2022.

Capital Expenditures

We made capital expenditures of US$14.9 million, US$1.1 million and US$4.9 million, in 2022, 2023 and 2024, respectively. In these periods, our capital expenditures were mainly used for (1) procurement of equipment, such as molds and machinery for the expansion of production capacity and upgrading of production facilities, (2) addition of intangible assets, such as software and non-patent technology and license, and (3) expenditures for constructing our production facilities.

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

See “Item 4. Information on the Company—B. Business Overview— Research and Development” and “—Intellectual Property.”

D. Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

We prepare our financial statements in conformity with the U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Our critical accounting policies are summarized below.

Business Combination

We account for the business combination using the acquisition method of accounting in accordance with ASC 805, “Business Combinations”. The purchase price of the acquisition is allocated to the assets, liabilities, identifiable intangible assets acquired, and non-controlling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses are expensed as incurred. Consideration transferred in a business acquisition is measured at fair value as of the date of acquisition. Transaction costs directly attributable to the acquisition are expensed as incurred.

Impairment of goodwill and an intangible asset recognized in connection with the acquisition of Ebonfx Australia

We recognized an intangible asset and goodwill in connection with the acquisition of Ebonfx Australia in 2022. The Intangible asset has a finite useful life and is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the intangible asset based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values.

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

When performing the annual impairment test, we have the option of performing a qualitative or quantitative assessment to determine if an impairment has occurred. If a qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than the carrying amount, we would be required to perform a quantitative impairment analysis for goodwill. The quantitative analysis requires a comparison of fair value of the reporting unit to the carrying value, including goodwill. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. The fair value is generally determined using the income approach.

 A detailed summary of critical accounting estimates is as follows:

Fair value of an identified intangible asset in connection with the acquisition of Redback Technologies

The fair value of the identified intangible asset of technology acquired from the acquisition of Redback Technologies is determined by the use of valuation models and unobservable inputs that are subject to significant estimates and assumptions. These estimates and assumptions can include, among others, the cash flows that an asset is expected to generate in the future and discount rates. The judgments and estimates used are disclosed in Note 3, Acquisitions in 2024.

Impairment of goodwill and an intangible asset recognized in connection with the acquisition of Ebonfx Australia

We review our intangible assets for impairment and perform a goodwill impairment assessment on an annual basis through a qualitative or quantitative assessment and when events and circumstances indicate that the estimated fair value of a reporting unit may no longer exceed its carrying value. The process of evaluating the potential impairment of intangible asset and goodwill is subjective because it requires the use of estimates and assumptions in determining a reporting unit’s fair value, as well as the fair value of the intangible asset. We calculate the fair values by using the income approach based on the present value of future discounted cash flows, which requires us to use estimates and judgments about the future cash flows of the reporting unit, primarily including forecasted revenue and revenue growth rates, weighted average cost of capital, and forecasted operating cash flows. The judgments and estimates used are disclosed in Note 3, Acquisitions in 2022.

Fair value of an identified intangible asset in connection with the acquisition of Ebonfx Australia

The fair value of the identified intangible asset of license acquired from the acquisition of Ebonfx Australia is determined by the use of valuation models and unobservable inputs that are subject to significant estimates and assumptions. These estimates and assumptions can include, among others, the cash flows that an asset is expected to generate in the future and discount rates. The judgments and estimates used are disclosed in Note 3, Acquisitions in 2022.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

Our board of directors is currently composed of five members. The table below sets forth certain information are as of April 28, 2025. concerning our current board of directors and our senior management as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dong Hu	51	Chairman of the Board, Chief Executive Officer and Chief Financial Officer
Chunjuan Peng	48	Director and Deputy General Manager
Yanqing Gao	60	Independent Director
Tingjie Lyu	69	Independent Director
Mingming Su	40	Independent Director

Dong Hu is our founder and has served as chairman of the board of directors, and our chief executive officer since May 2018 and our chief financial officer since May 2022. He has also served as a director and chief executive officer of Zhejiang Ebang since January 2010. Mr. Hu has over 25 years of experience in the network communication and computing industry. In addition, he is also a leading figure in the blockchain, Fintech, and renewable energy industries. Between August 1998 and August 2009, he was a teacher of the College of Information Engineering at Zhejiang University of Technology. From August 2009, he worked as a teacher of the College of Computer Science and Technology at the same university until October 2017. Mr. Hu is primarily responsible for overseeing the sales and marketing, research and development, business strategy and overall management of our company. Mr. Hu graduated from Zhejiang University of Technology with an undergraduate degree in industrial automation in July 1998. In September 2008, Mr. Hu obtained a master of business administration (MBA) degree from Zhejiang University.

Chunjuan Peng is our deputy general manager and has served as a director since May 2018. She has also served as a deputy general manager of Zhejiang Ebang since January 2010. Ms. Peng has over 20 years of experience in the areas of business operation and production and supply chain management. From September 2003 to January 2010, Ms. Peng was a deputy general manager at Hangzhou Ebang Communication Technology Co., Ltd., where she was responsible for assisting in managing the daily operation of the company. Ms. Peng is mainly responsible for our production and supply chain management, which includes overseeing the procurement of raw materials and production and quality control. Ms. Peng graduated from Jiangxi Normal University with a self-taught associate degree in tourism management in June 1997.

Yanqing Gao has served as our director since June 2021. He has been a director of Hangzhou Jianxue Technology Co., Ltd. since November 2019, Jiangsu Mole Biotechnology Co., Ltd. since April 2016, Shanghai Xinfangxun Communication Technology Co., Ltd. since November 2015 and Zhejiang Kaipu Technology Co., Ltd. since September 2015. Mr. Gao has also been the deputy manager of Zhejiang Zheke Investment Management Co., Ltd. since May 2012. He was a director of Yuancheng Environment co., Ltd. from June 2013 to November 2018. He also served as a director and the chief financial officer of Zhejiang Tianyuan Biopharmaceutical Co., Ltd. from April 2007 to April 2012. Mr. Gao held various accounting positions with companies in China since 1990. Mr. Gao received his bachelor’s degree in accounting from Hangzhou Business School in 1984 and his EMBA from Zhongnan University of Economics and Law in 2008.

Tingjie Lyu has served as our director since June 2020. He has served as an independent director of China Communications Services Corporation Limited, Beijing Digital Telecom Co., Ltd. and Beijing Tongtech Co., Ltd. since June 2015, May 2013 and August 2023, respectively. He has also served as a director of Wooboo Mobile Media Co., Ltd. since July 2016. He was an independent director of China Satellite Communications Co., Ltd. from June 2017 to August 2023. Mr. Lyu has over 40 years of experience in the telecommunications industry. Since June 1985, Mr. Lyu successively served as a teacher, an associate professor and a professor at Beijing University of Posts and Telecommunications, College of Economic Management. Mr. Lyu holds a bachelor’s degree in radio engineering and a master’s degree in management engineering from Beijing University of Posts and Telecommunications and a doctor’s degree in engineering from Kyoto University.

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

B. Compensation

Compensation

For the fiscal year ended December 31, 2024, we paid an aggregate of approximately US$0.5 million in cash to our directors and executive officers, respectively. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

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

Clawback Policy

On October 7, 2023, the Board adopted a clawback policy (the “Clawback Policy”) providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy was filed as Exhibit 97.1 to our Annual Report on Form 20-F filed with the SEC on April 26, 2024.

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

As of the date of this annual report, we have granted 107,486 restricted shares after forfeitures under the 2020 Plan and we did not grant any awards under the 2021 Plan.

The following paragraphs describe the principal terms of the 2020 Plan:

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

The following paragraphs describe the principal terms of the 2021 Plan:

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

A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his or her creditors; (2) dies or is found by our company to be of unsound mind; or (3) is removed from office pursuant to any other provisions of our Articles.

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

D. Employees

As of December 31, 2024, we had a total of 218 employees, among which, 61 full-time employees were located outside of China.

The following table sets forth a breakdown of our employees by function as of December 31, 2024:

Function	Number of Employees
Management	5
Research and development	93
Production	25
Sales and marketing	16
Finance, operations and others	79
Total	218

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

E. Share ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares, as of April 28, 2025 with respect to:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5.0% of our ordinary shares.

The calculations in the table below are based on 6,543,938.22 ordinary shares outstanding as of April 28, 2025, comprising 4,989,746.22 Class A ordinary shares and 1,554,192 Class B ordinary shares, assuming no exercise of outstanding warrants and excluding ordinary shares reserved for issuance under our Amended and Restated 2020 Share Incentive Plan and 2021 Share Incentive Plan.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of April 28, 2025, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares*** (%)	Percentage of total voting power**** (%)
Directors and Executive Officers**
Dong Hu(1)	3,750	1,554,192	23.8	86.2
Chunjuan Peng	*	–	*	*
Yanqing Gao	–	–	–	–
Tingjie Lyu	–	–		–
Mingming Su	–	–	–	–
All directors and executive officers as a group	32,486	1,554,192	24.2	86.3
Principal Shareholders:
Affiliates of Dong Hu(1)	3,750	1,554,192	23.8	86.2
CVI Investments, Inc.(2)	343,332	–	5.2	*

*	Represents less than 1% of our total outstanding shares.

**	Except as indicated otherwise below, the business address of our directors and executive officers is 12 Marina View, #20-02B, Asia Square Tower 2, Singapore, 018961.

***	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of April 28, 2025.

****	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to 20 votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one for one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	Represents (1) 1,554,192 Class B ordinary shares held by Top Max Limited and (2) 3,750 Class A ordinary shares held by Top One Limited. Top Max Limited is a company incorporated in the British Virgin Islands with limited liability wholly owned by Vista Eternity (PTC) Limited, or Vista Eternity, a trustee under the Hu Family Trust in which Mr. Hu, our chairman of the board of directors, chief executive officer and chief financial officer, is the settlor and the investment manager. Top One Limited, a company incorporated in the British Virgin Islands, is, among others, approximately 2.2% owned by Mr. Hu. The registered addresses of both of Top Max Limited and Top One Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(2)	Heights Capital Management, Inc. (“Heights Capital”), serves as the investment manager to CVI Investments, Inc. (“CVI”), and as such may exercise voting and dispositive power over the Class A ordinary shares held by CVI and may be deemed to beneficially own these Class A ordinary shares. William Walmsley, Director of CVI Investments, Inc., may also be deemed to beneficially own these Class A ordinary shares, as may Brian Sopinsky, Secretary of Heights Capital Management, Inc. Mr. Kobinger disclaims any such beneficial ownership of the securities. Each of Messrs. Walmsley and Sopinsky, CVI and Heights Capital disclaims beneficial ownership of these Class A ordinary shares except to the extent of their pecuniary interest therein. The address of the principal business office of Mr. Walmsley and CVI Investments, Inc. is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands. The address of the principal business office of Mr. Sopinsky and Heights Capital Management, Inc. is 101 California Street, Suite 3250, San Francisco, California 94111. The number of Class A ordinary shares held by CVI is based on information included in the Schedule 13-G filed by CVI with the SEC on February 14, 2024 reporting its beneficial ownership of Class A ordinary shares.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. To our knowledge, as of April 28, 2025, 4,952,966 Class A ordinary shares, representing approximately 75.7% of our issued and outstanding ordinary shares, were held by one record holder in the United States, which is Cede & Co., a nominee of The Depository Trust Company, and none of our Class B ordinary shares are held by record holders in the United States.

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

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Other Transactions with Related Parties

Property Tenancy Agreements with Zhejiang Wansi Computer Manufacturing Company Limited

As of the date of this annual report, some of our PRC subsidiaries have entered into several tenancy property management agreements with Zhejiang Wansi Computer Manufacturing Company Limited (“Zhejiang Wansi”). The lease terms are for consecutive one-year terms. Zhejiang Wansi is 68.68% owned by the spouse of Dong Hu, our controlling shareholder, chairman of the board directors, chief executive officer and chief financial officer. Zhejiang Wansi is therefore an associate of Mr. Hu. In 2022, 2023 and 2024, lease expenses from Zhejiang Wansi were approximately US$44,000, US$29,000 and US$28,000, respectively. As of December 31, 2022, 2023 and 2024, the operating lease liabilities to Zhejiang Wansi is approximately US$18,000 and US$31,000 and US$40,000 respectively.

Property Tenancy Agreements with Hangzhou Yiquansheng Communication Technology Company Limited

In May 2021, our PRC subsidiary Zhejiang Ebang entered into a tenancy property management agreement with Hangzhou Yiquansheng Communication Technology Co., Ltd. (“Hangzhou Yiquansheng”). The lease term is from May 2021 to December 2023. Hangzhou Yiquansheng is 100% owned by Mr. Hu, our controlling shareholder, chairman of the board of directors, chief executive officer and chief financial officer. In 2022, 2023 and 2024, lease expenses from Hangzhou Yiquansheng were approximately US$558,000, US$495,000 and nil respectively. As of December 31, 2022, 2023 and 2024, the operating lease liabilities to Hangzhou Yiquansheng is approximately US$266,000, US$0 and US$0 respectively.

Product Sales Agreements with Redback Technologies

For the period from May 2024 to November 2024, the Company sold US$337,100 of products to Redback Technologies. On November 8, 2024, the Company acquired 100% equity interest of Redback Technologies and it ceased to be a related party of the Company.

Loan Agreements with Redback Technologies

For the period from May 2024 to November 2024, Redback Technologies borrowed AUD3,696,386 (approximately US$2.3 million) and RMB626,797 (approximately US$86,000) from the Company. On November 8, 2024, the Company acquired 100% equity interest of Redback Technologies and it ceased to be a related party of the Company. The preexisting loans to Redback Technologies were considered settled upon the acquisition.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated statements and other financial information

Financial statements

We have appended consolidated financial statements filed as part of this annual report.

Legal proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We have been involved, and may continue to be involved, in disputes, claims or proceedings arising from our operations or class actions from time to time, which could result in significant liabilities and reputational harm and could materially and adversely affect our business, financial condition and results of operations.”

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

The Circular 45 further clarifies certain issues related to the determination of tax resident status. Circular 45 also specifies that when provided with a resident Chinese-controlled, offshore-incorporated enterprise’s copy of its recognition of residential status, a payer does not need to withhold a 10% income tax when paying certain PRC-source income, such as dividends, interest and royalties to such Chinese-controlled offshore-incorporated enterprise. For more detailed information, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Conducting Business in China—We may be subject to EIT on our worldwide income if our company or any of our subsidiaries were considered a PRC “resident enterprise” under the PRC Enterprise Income Tax Law (the “EIT Law”).”

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

Currency Risk

We have subsidiaries in multiple countries which operate in local currencies. Our reporting currency is denominated in U.S. dollars. We are exposed to currency risk primarily through sales and purchases which give rise to receivables, payables and cash balances that are denominated in a currency other than the functional currency of the operations to which the transactions relate. Thus, our revenues and results of operations may be impacted by exchange rate fluctuations between RMB, Hong Kong dollars, Euros, Australian dollars and U.S. dollars. We had currency transaction loss of US$5.3 million and US$2.3 million in 2022 and 2023 and currency translation gains of US$1.0 million in 2024 recognized in other comprehensive gain, respectively, as a result of changes in the exchange rate.

Inflation

To date, inflation in China and Hong Kong has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2022, 2023 and 2024 were an increase of 1.8%, a decrease of 0.3% and an increase of 0.1%, respectively, and according to the Census and Statistics Department of Hong Kong, the year-over-year percent changes in the consumer price index for December 2022, 2023 and 2024 were increases of 2.0, 2.4% and 1.4%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China or Hong Kong experiences higher rates of inflation in the future.

According to the Australian Bureau of Statistics, the year-over-year percent changes in the consumer price index for December 2022, 2023 and 2024 were increases of 8.3%, 4.1% and 2.4%, respectively. The inflation increment has led to a significant increase in our overseas business personnel recruitment and raw material procurement costs. If we are unable to pass on the increase in production costs to our customers, our profitability may decline, and our operating results may be significantly adversely affected by continued rising inflation.

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

Use of Proceeds

In June 2020, we completed our initial public offering in which we offered and sold an aggregate 642,145 (19,264,337 before the Share Consolidation) of our Class A ordinary shares, at an initial offering price of US$156.90 (US$5.23 before the Share Consolidation) per Class A ordinary share. The registration statement on Form F-1, as amended (File No. 333-237843), in connection with the initial public offering was declared effective by the SEC on June 25, 2020. AMTD Global Markets Limited, Loop Capital Markets LLC and Prime Number Capital LLC were the representatives of the underwriters for our initial public offering. We received net proceeds of approximately US$91.7 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$9.1 million, which included US$7.1 million in underwriting discounts and commissions for the initial public offering and approximately US$2 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. For the period from June 25, 2020 to December 31, 2024, we had used approximately US$77 million of the net proceeds received from our initial public offering for (i) expansion of overseas business and new businesses, including establishing research and development centers, taking selling and marketing initiatives overseas, and developing renewable energy business, (ii) development and introduction of new mining machines, (iii) corporate branding and marketing activities, and (iv) general corporate purposes, including working capital needs and other corporate uses. We still intend to use the balance of the net proceeds from our initial public offering as disclosed in the registration statement.

From November 2020 to April 2021, we received net proceeds of an aggregate of approximately US$209 million through follow-on public offerings in connection with three registration statements on Form F-1, as amended (File Nos. 333-249647, 333-252804 and 333-254787, respectively). The offerings were priced at US$156.9, US$150.00 and US$183.00 (US$5.25, US$5.00 and US$6.1 before the Share Consolidation) per unit, respectively, with each unit consisting of one Class A ordinary share and one warrant to purchase one-half of one Class A ordinary share. The registration statements were declared effective by the SEC on November 17, 2020, February 10, 2021 and March 31, 2021, respectively. The total expenses incurred for our company’s account in connection with these offerings were approximately US$14.4 million, which included US$13.4 million in placement agent fees and approximately US$1 million in other costs and expenses for these offerings. Univest Securities, LLC was the placement agent for these offerings. None of the transaction expenses in connection with these offerings included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from these follow-on public offerings were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. For the period from November 17, 2020 to December 31, 2024, we had used approximately US$105 million of the net proceeds received from our follow-on offerings for (i) development and application of blockchain technology into financial services, (ii) research, development, production and sales of ASICs and equipment related to cryptocurrencies, (iii) establishment of compliant cryptocurrency mining farms, (iv) establishment and operation of Fintech service platforms, (v) corporate branding and marketing activities, and (vi) general corporate purposes, which may include working capital needs and other corporate uses. We still intend to use the net proceeds from such offerings as disclosed in their respective registration statements.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As of December 31, 2024, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, our management has concluded that our disclosure controls and procedures were not effective as of December 31, 2024 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, failed to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2024 due to a material weakness identified in our internal control over financial reporting as described below.

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

Internal Control Over Financial Reporting

During the audit of our financial statements for the year ended December 31, 2024, one material weakness was identified in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is related to the lack of sufficient accounting personnel with appropriate experience and knowledge in financial reporting in accordance with U.S. GAAP.

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

However, we cannot assure you that we will remediate our material weakness in a timely manner. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We incur significant costs and demands upon management and accounting and finance resources as a result of complying with the laws and regulations affecting public companies; if we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements and otherwise make timely and accurate public disclosure could be impaired, which could harm our operating results, our ability to operate our business and our reputation.” Additionally, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses.

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

D. Changes in Internal Control over Financial Reporting

Subject to the above, there were no other changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

	2024	2023
Audit fees	$669,500	$721,000
Audit related fees	-	-
Tax fees	-	-
All other fees	-	-
Total	$669,500	$721,000

Audit Fees

Audit fees are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. It includes the audits of our consolidated financial statements, services that normally would be provided by the accountant in connection with statutory and regulatory filings or engagements, and other services that generally only the independent accountant reasonably can provide, such as comfort letters, statutory audits, attest services, consents and assistance with and review of documents filed with the Commission.

Audit-Related Fees

Audit-related fees are the aggregate fees billed for professional services rendered by our principal external auditor, which are reasonably related to the audit or review of our financial statements but are not categorized under “Audit fees”.

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

There were no material cybersecurity incidents during the year ended December 31, 2024, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on the Company’s strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted.

Role of Management

Our Chief Executive Officer, Dong Hu, leads management’s assessment, identification and management of risks related to cybersecurity threats and receives regular briefings on cybersecurity matters from the cybersecurity team, including results of vulnerability testing and remediation, cyber incident response and progress on cybersecurity infrastructure initiatives. Mr. Hu has over 25 years of experience in the network communication and computing industry.  See “Item 6A—Directors and Senior Management” for more information on Mr. Hu’s expertise.

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

ITEM 18. Financial statements

Financial Statements are filed as part of this annual report, see pages F-1 to F-35 to this annual report.

ITEM 19. Exhibits

Exhibit no.	Description
1.1	Second Amended and Restated Memorandum of Association and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.1 to the Report of Foreign Private Issuer on Form 6-K, furnished with the Securities and Exchange Commission on December 22, 2021)
2.1	Form of Warrant (November 2020 Offering) (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-249647), as amended, initially filed with the Securities and Exchange Commission on October 23, 2020)
2.2	Form of Warrant (February 2021 Offering) (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-252804), as amended, initially filed with the Securities and Exchange Commission on February 5, 2021)
2.3	Form of Warrant (February 2021 Inducement) (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-253784), initially filed with the Securities and Exchange Commission on March 2, 2021)
2.4	Form of Warrant (April 2021 Offering) (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-254787), as amended, initially filed with the Securities and Exchange Commission on March 26, 2021)
2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on April 26, 2024)
4.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-237843), as amended, initially filed with the Securities and Exchange Commission on June 17, 2020)
4.2	Form of Employment Agreement between the Registrant and each of its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-237843), as amended, initially filed with the Securities and Exchange Commission on June 17, 2020)
4.3	Form of Securities Purchase Agreement (November 2020 Offering) (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-249647), as amended, initially filed with the Securities and Exchange Commission on October 23, 2020)
4.5	Form of Securities Purchase Agreement (February 2021 Offering) (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-252804), as amended, initially filed with the Securities and Exchange Commission on February 5, 2021)
4.7	Form of Securities Purchase Agreement (April 2021 Offering) (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-254787), as amended, initially filed with the Securities and Exchange Commission on March 26, 2021)
4.9	Amended and Restated 2020 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-257787), filed with the Securities and Exchange Commission on July 9, 2021)
4.10	Form of Restricted Share Award Agreement under the Amended and Restated 2020 Share Incentive Plan (incorporated herein by reference to Exhibit 4.10 to the Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 28, 2023)
4.11	2021 Share Incentive Plan (incorporated herein by reference to Appendix A to the Registrant’s Proxy Statement, attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K, furnished with the Securities and Exchange Commission on November 15, 2021)
4.12	Form of Restricted Share Award Agreement under the 2021 Share Incentive Plan (incorporated herein by reference to Exhibit 4.12 to the Annual Report on Form 20-F, for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on April 28, 2023)
8.1	List of significant subsidiaries and consolidated affiliated entity of the Registrant
11.1	Insider Trading Policy (incorporated herein by reference to Exhibit 11.1 to the Annual Report on Form 20-F, for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on April 26, 2024)
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Conyers Dill and Pearman
15.2	Consent of Jingtian & Gongcheng
15.3	Consent of MaloneBailey, LLP, Independent Registered Public Accounting Firm
97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the Annual Report on Form 20-F, for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on April 26, 2024)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EBANG INTERNATIONAL HOLDINGS INC.

By:	/s/ Dong Hu
	Name:	Dong Hu
	Title:	Chief Executive Officer and Chief Financial Officer

Date: April 28, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Ebang International Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ebang International Holdings Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Houston, Texas

April 28, 2025

EBANG INTERNATIONAL HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(Stated in US dollars)

	Notes	December 31, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents		$213,822,331	$241,634,262
Restricted cash, current		580,019	88,614
Short-term investments	4	4,906,760	496,122
Accounts receivable, net	6	1,586,766	946,514
Advances to suppliers		70,312	198,617
Inventories, net	7	597,116	198,846
Prepayments		322,382	304,453
VAT recoverable, current		3,203,198	-
Other current assets, net		5,676,953	5,691,679
Total current assets		230,765,837	249,559,107

Non-current assets:
Property, plant and equipment, net	8	29,907,181	33,151,061
Intangible assets, net	9	3,339,664	2,329,777
Operating lease right-of-use assets	14	3,348,442	6,119,535
Operating lease right-of-use assets - related parties	14/18	40,081	31,197
Restricted cash, non-current		602,178	1,197,286
Goodwill	3	1,277,789	-
VAT recoverable, non-current		766,587	4,061,079
Other assets		5,756,224	1,790,606
Total non-current assets		45,038,146	48,680,541

Total assets		$275,803,983	$298,239,648

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable		$286,099	$292,570
Accrued liabilities and other payables	10	10,367,210	9,804,848
Operating lease liabilities, current	14	1,114,377	1,764,259
Operating lease liabilities - related parties, current	14/18	29,961	28,849
Advances from customers		55,403	69,361
Total current liabilities		11,853,050	11,959,887

Non-current liabilities:
Operating lease liabilities, non-current	14	2,877,122	4,880,844
Operating lease liabilities – related party, non-current	14/18	10,120	2,348
Other non-current liability		376,841	-
Deferred tax liabilities	11	326,452	74,225
Total non-current liabilities		3,590,535	4,957,417

Total liabilities		15,443,585	16,917,304

Equity:
Class A ordinary share, HKD0.03 par value, 11,112,474 shares authorized, 4,989,746 shares issued, 4,726,424 shares outstanding as of December 31, 2024 and 2023(1)	12	18,178	18,178
Class B ordinary share, HKD0.03 par value, 1,554,192 shares authorized, issued and outstanding as of December 31, 2024 and 2023	12	5,978	5,978
Additional paid-in capital		396,454,715	397,467,795
Statutory reserves	15	11,079,649	11,079,649
Accumulated deficit		(135,091,716)	(114,840,665)
Accumulated other comprehensive loss		(12,874,020)	(13,887,088)
Total Ebang International Holdings Inc. shareholders’ equity		259,592,784	279,843,847

Non-controlling interest		767,614	1,478,497

Total equity		260,360,398	281,322,344

Total liabilities and equity		$275,803,983	$298,239,648

(1)	As of December 31, 2024 and 2023, 263,322 reserved for future issuance upon the vesting of RSAs granted under the 2020 Plan were considered issued but not outstanding. See Note 12.

The accompanying notes are an integral part of these consolidated financial statements

EBANG INTERNATIONAL HOLDINGS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in US dollars)

	Notes	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Product revenue		$1,179,404	$782,349	$29,537,224
Service revenue		4,689,367	4,072,832	2,790,895
Total revenues	16	5,868,771	4,855,181	32,328,119
Cost of revenues		4,679,085	21,558,986	16,915,795
Gross profit (loss)		1,189,686	(16,703,805)	15,412,324

Operating expenses:
Selling expenses		1,107,048	1,893,607	1,956,120
General and administrative expenses		30,455,530	29,041,432	40,712,314
Impairment of intangible assets	3/9	-	3,708,247	20,738,130
Impairment of goodwill	3	-	2,299,628	-
Total operating expenses		31,562,578	36,942,914	63,406,564

Gain on disposal of subsidiaries	19	-	(7,524)	(5,941)
Loss from operations		(30,372,892)	(53,639,195)	(47,988,299)

Other income (expenses):
Interest income		11,371,783	11,941,453	4,362,832
Other income		328,360	1,131,178	1,033,622
Gain (loss) from investment		382,896	356,996	(509,496)
Net gain (loss) on disposal of cryptocurrencies		(374,964)	744,803	-
Exchange gain (loss)		(2,169,880)	456,647	(2,161,264)
Government grants		52,191	62,600	81,911
Other expenses		(126,208)	(119,531)	(649,476)
Total other income		9,464,178	14,574,146	2,158,129

Loss before income taxes benefit		(20,908,714)	(39,065,049)	(45,830,170)

Income taxes benefit	11	(42,545)	(1,031,461)	(72,933)

Net loss		(20,866,169)	(38,033,588)	(45,757,237)
Less: net loss attributable to non-controlling interest		(615,118)	(1,261,445)	(1,868,995)
Net loss attributable to Ebang International Holdings Inc.		$(20,251,051)	$(36,772,143)	$(43,888,242)

Comprehensive loss
Net loss		$(20,866,169)	$(38,033,588)	$(45,757,237)
Other comprehensive loss:
Foreign currency translation adjustment		917,303	(2,278,915)	(5,338,217)

Total comprehensive loss		(19,948,866)	(40,312,503)	(51,095,454)
Less: comprehensive loss attributable to non-controlling interest		(710,883)	(1,377,803)	(2,379,686)
Comprehensive loss attributable to Ebang International Holdings Inc.		$(19,237,983)	$(38,934,700)	$(48,715,768)

Net loss per ordinary share attributable to Ebang International Holdings Inc.
Basic (1)	5	$(3.22)	$(5.86)	$(7.03)
Diluted (1)	5	$(3.22)	$(5.86)	$(7.03)

Weighted average ordinary shares outstanding
Basic (1)	5	6,280,616	6,275,118	6,247,333
Diluted (1)	5	6,280,616	6,275,118	6,247,333

(1)	Retrospectively adjusted for the effect of the Reverse Stock Split effected on November 20, 2022. See Note 12.

The accompanying notes are an integral part of these consolidated financial statements

EBANG INTERNATIONAL HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Stated in US dollars)

	Class A Ordinary Shares(1)(2)		Class B Ordinary Shares (1)		Additional			Accumulated Other	Non-
	Number of		Number of		Paid-in	Statutory	Accumulated	Comprehensive	controlling	Total
	Shares	Amount	Shares	Amount	Capital	Reserves	Deficit	Loss	Interest	Equity

Balance, January 1, 2022	4,640,318	$17,848	1,554,192	$5,978	$393,717,189	$11,079,649	$(34,180,280)	$(6,897,005)	$5,235,986	$368,979,365

Issuance of vested restricted share awards	60,534	232	-	-	(232)	-	-	-	-	-

Share-based compensation	-	-	-	-	3,903,970	-	-	-	-	3,903,970

Net loss	-	-	-	-	-	-	(43,888,242)	-	(1,868,995)	(45,757,237)

Foreign currency translation adjustment	-	-	-	-	-	-	-	(4,827,526)	(510,691)	(5,338,217)

Balance, December 31, 2022	4,700,852	$18,080	1,554,192	$5,978	$397,620,927	$11,079,649	$(78,068,522)	$(11,724,531)	$2,856,300	$321,787,881

Issuance of vested restricted share awards	25,572	98	-	-	(98)	-	-	-	-	-

Share-based compensation	-	-	-	-	(153,034)	-	-	-	-	(153,034)

Net loss	-	-	-	-	-	-	(36,772,143)	-	(1,261,445)	(38,033,588)

Foreign currency translation adjustment	-	-	-	-	-	-	-	(2,162,557)	(116,358)	(2,278,915)

Balance, December 31, 2023	4,726,424	$18,178	1,554,192	$5,978	$397,467,795	$11,079,649	$(114,840,665)	$(13,887,088)	$1,478,497	$281,322,344

Share-based compensation	-	-	-	-	(1,013,080)	-	-	-	-	(1,013,080)

Net loss	-	-	-	-	-	-	(20,251,051)	-	(615,118)	(20,866,169)

Foreign currency translation adjustment	-	-	-	-	-	-	-	1,013,068	(95,765)	917,303

Balance, December 31, 2024	4,726,424	$18,178	1,554,192	$5,978	$396,454,715	$11,079,649	$(135,091,716)	$(12,874,020)	$767,614	$260,360,398

(1)	Retrospectively adjusted for the effect of the Reverse Stock Split effected on November 20, 2022. See Note 12.

(2)	As of December 31, 2024, 2023 and 2022, 263,322, 263,322 and 24,167 (725,000 before the Reverse Stock Split) shares reserved for future issuance upon the vesting of RSAs granted under the 2020 Plan were considered issued but not outstanding, respectively. See Note 12.

The accompanying notes are an integral part of these consolidated financial statements.

EBANG INTERNATIONAL HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in US dollars)

	For the year	For the year	For the year
	ended	ended	ended
	December 31,	December 31,	December 31,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(20,866,169)	$(38,033,588)	$(45,757,237)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization expenses	2,601,044	3,519,859	10,711,543
Net provision for (reversal of) credit losses	(1,052,143)	975,114	3,803,437
Share-based compensation expenses (reversal of share-based compensation expenses)	(1,013,080)	(153,034)	3,903,970
Loss on disposal of property, plant and equipment	3,694	478,849	547,338
Loss on disposal of intangible assets	-	200,000	-
Inventory write-down	272,316	340,186	6,482,019
Loss (gain) on short-term investment	(382,896)	(356,996)	509,496
Impairment of goodwill	-	2,299,628	-
Deferred income taxes	(42,545)	(1,031,461)	(80,599)
Impairment of property, plant and equipment	-	57,117	-
Impairment of intangible assets	-	3,708,247	20,738,130
Impairment of VAT recoverable	-	16,688,647	4,474,784
Loss from cybersecurity event	-	2,251,551	-
Noncash lease expenses	1,446,952	1,835,542	1,711,943
Loss from modification of lease contract	15,334	-	-
(Gain) loss on foreign currency transactions	2,169,880	(456,647)	2,161,264
Loss (gain) on disposal of cryptocurrencies	374,964	(744,803)	-
Gain on disposal of subsidiaries	-	(7,524)	(5,941)
Changes in assets and liabilities:
Accounts receivable, net	49,129	2,612,509	2,882,106
Inventories, net	(191,030)	(122,326)	(185,504)
Advances to suppliers	20,400	229,246	677,912
VAT recoverable	(33,836)	(133,790)	(1,247,508)
Prepayments and other current assets, net	1,722,176	956,970	10,410,167
Other assets	474,554	(323,279)	(850,791)
Accounts payable	(112,408)	(1,130,842)	(1,787,125)
Other non-current liability	382,678	-	-
Advances from customers	(11,976)	(916,451)	163,883
Accrued liabilities and other payables	(3,440,917)	(4,272,841)	(14,109,951)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(17,613,879)	(11,530,117)	5,153,336

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(223,106)	(985,794)	(3,803,943)
Purchases of intangible assets	-	-	(10,260,785)
Proceeds from disposal of property, plant and equipment	15,251	-	-
Cash paid for short-term investments	(36,286,215)	-	(28,552,566)
Collections from short-term investments	31,635,910	5,694,982	55,101,678
Purchase of cryptocurrencies	-	(9,162,886)	-
Proceeds from disposal of cryptocurrencies	-	7,199,398	-
Prepayment for property, plant and equipment	(4,716,030)	(123,000)	(856,551)
Payments for business combination, net of cash acquired	(317,395)	-	(5,863,499)
Cash from disposal of subsidiaries, net of cash disposed of	-	7,524	(11,492)
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(9,891,585)	2,630,224	5,752,842

EFFECT OF FOREIGN EXCHANGE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(410,170)	(407,061)	394,336

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(27,915,634)	(9,306,954)	11,300,514

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	242,920,162	252,227,116	240,926,602

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$215,004,528	$242,920,162	$252,227,116

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$-	$-	$-
Income taxes	$-	$-	$7,666

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Liabilities assumed in connection with purchase of property, plant and equipment	$2,131	$34,596	$4,616,480
Liabilities assumed in connection with purchase of intangible assets	$-	$-	$5,440
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$273,213	$1,801,664	$5,394,251
Remeasurement of the lease liabilities and right-of-use assets due to lease modification	$1,350,538	$320,911	$1,485,436
Issuance of vested restricted share awards	$-	$98	$232

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$213,822,331	$241,634,262	$251,294,952
Restricted cash, current	580,019	88,614	29,039
Restricted cash, non-current	602,178	1,197,286	903,125
Total cash, cash equivalents and restricted cash	$215,004,528	$242,920,162	$252,227,116

The accompanying notes are an integral part of these consolidated financial statements.

EBANG INTERNATIONAL HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

Note 1 – Nature of business and organization

Ebang International Holdings Inc. (“Ebang International”) was incorporated on May 17, 2018, as a holding company, as an exempted company with limited liability in the Cayman Islands. Ebang International principally engages in providing cross-border payment and foreign exchange services and cryptocurrency exchange services (collectively referred to as financial technology, or “Fintech” services), selling solar and battery storage products and related accessories, and manufacturing and selling telecommunication products.

Ebang International and its consolidated subsidiaries are collectively referred to herein as the “Company”, “we” and “us”, unless specific reference is made to an entity.

Corporate Structure

Ebang International Holdings Inc. is a holding company incorporated in the Cayman Islands that does not have substantive operations. We conduct our businesses through our subsidiaries. As of December 31, 2024, the principal subsidiaries of the Company consist of the following entities:

Name	Background		Ownership
Hangzhou Dewang Information Technology Co., Ltd. (“Hangzhou Dewang”)	●	A PRC limited liability company	51.05% owned by Ebang International through its subsidiaries
	●	Incorporated on December 31, 2015
	●	Principally for the design and manufacture of blockchain chips

Ebang Communications (HK) Technology Limited (“HK Ebang Communications”), formerly known as Hong Kong Bite Co., Ltd.	●	A Hong Kong company	100% owned by Ebang International through its subsidiaries
	●	Incorporated on February 12, 2016
	●	Principally for the trading of blockchain chips

Zhejiang Ebang Communication Technology Co., Ltd. (“Zhejiang Ebang”)*	●	A PRC limited liability company	99.99% owned by Ebang International through its subsidiaries
	●	Incorporated on January 21, 2010
	●	Principally holding our businesses in the design, manufacture and sale of telecommunications and blockchain processing equipment

Zhejiang Ebang Information Technology Co., Ltd. (“Ebang IT”)*	●	A PRC limited liability company	99.99% owned by Ebang International through its subsidiaries
	●	Incorporated on August 11, 2010
	●	Principally for the design, manufacture and sale of telecommunications and blockchain processing equipment

Ebonex Australia Pty Ltd	●	An Australia company	100% owned by Ebang International
(“Ebonex Australia”)	●	Incorporated on April 22, 2021	through its subsidiaries
	●	Principally for operating the cryptocurrency exchange platform

Ebonfx Australia Pty Ltd	●	An Australia company	100% owned by Ebang International
(“Ebonfx Australia”), formerly known as Compass Global Holdings Pty Ltd	●	Acquired on March 21, 2022	through its subsidiaries
	●	Principally for operating the cross-border payment and foreign exchange business

Redback Operations Pty Ltd	●	An Australia company	100% owned by Ebang International
(“Redback Operations”)	●	Acquired on November 8, 2024	through its subsidiaries
	●	Principally for solar and battery storage solutions

*	The portion of the income or loss applicable to the non-controlling interest in Zhejiang Ebang and Ebang IT are immaterial and are not reflected in the consolidated statements of operations and comprehensive loss.

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

Reclassification

Certain immaterial prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no impact on net earnings and financial position and had immaterial impact on cash flows.

Non-controlling Interest

Non-controlling interest on the consolidated balance sheets is primarily resulted from the consolidation of Hangzhou Dewang, a 51.05% owned subsidiary, and Hangzhou Yijiaxin IC Design Co., Ltd. (“Hangzhou Yijiaxin”), a wholly-owned subsidiary of Hangzhou Dewang, which became effectively 51.05% owned by the Company. The portion of the income or loss applicable to the non-controlling interest in the subsidiaries are reflected in the consolidated statements of operations and comprehensive loss.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant accounting estimates reflected in the Company’s consolidated financial statements include the impairment of goodwill and an intangible asset recognized from a business combination specifically related to the impairment of goodwill and an intangible asset recorded in fiscal year 2023 and the determination of fair value of an identified intangible asset recognized from a business combinations transaction closed respectively in fiscal year 2024 and 2022. Other accounting estimates include, but not limited to, estimates for inventory write-down, share-based compensation, useful lives of long-lived assets, credit losses, income taxes including valuation allowance for deferred tax assets, implicit interest rate of operating leases, and impairment of long-lived assets other than impairment of an intangible asset recognized from a business combination, which is considered as a significant accounting estimate. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange ruling at the balance sheet date. Revenues, costs and expenses are translated at the average rates for the annual period. Translation gains and losses are recognized in the consolidated statements of operations and comprehensive loss as other comprehensive loss. Transactions in currencies other than the reporting currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the consolidated statements of operations and comprehensive loss as exchange gain (loss).

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and time deposits placed with banks or other financial institutions and have original maturities of less than three months.

Restricted cash

Restricted cash mainly represents the bank deposit pledged in exchange for bank guarantee services related to the Company’s performance of product repairment under factory warranty and the Company’s lease of certain office space. Restricted cash also includes the Company’s payment regarding the security for the defendant’s cost associated with a legal matter where the Company is the plaintiff. As of December 31, 2024 and 2023 the Company had restricted cash balance of US$1,182,197 and US$1,285,900, respectively.

Short-term investments

The Company’s short-term investments primarily consist of wealth management products with certain financial institutions, which are subject to variable rates of return or not principal-guaranteed. These investments are classified as available-for-sale debt securities and reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive loss on the consolidated balance sheets, if any. Realized gains and losses from the sale of available-for-sale debt securities are determined on an aggregate approach basis and are included in the consolidated statements of operations and comprehensive loss.

Short-term investments also include investments in marketable securities, which are accounted for under ASC 321 and reported at their readily determinable fair values as quoted by market exchanges with changes in fair value recognized in earnings.

Current expected credit losses

The Company’s financial assets, primarily accounts receivable and other receivable, are within the scope of ASC Topic 326. The Company has identified the relevant risk characteristics of its customers or counterparties and the related receivables, which include type of the products and services the Company provides, nature of the customers or counterparties, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Company’s receivables. Additionally, external data and macroeconomic factors are also considered.

For the years ended December 31, 2024, 2023 and 2022, the Company recorded a net credit loss (reversal of credit loss) on other receivable of US$(1,129,096), US$1,279,226 and US$1,835,121, respectively, and a net credit loss (reversal of credit loss) on accounts receivable of US$76,953, US$(304,112) and US$1,968,316, respectively.

Inventories, net

Inventories consist of finished goods, work in process, and raw materials. Inventories are stated at the lower of cost or net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving and obsolete inventory, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Company takes ownership, risks and rewards of the products purchased.

Business combination

The Company accounts for its business combination using the acquisition method of accounting in accordance with ASC 805, “Business Combinations”. The purchase price of the acquisition is allocated to the assets, liabilities, identifiable intangible assets acquired, and non-controlling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses are expensed as incurred. Consideration transferred in a business acquisition is measured at fair value as of the date of acquisition. Transaction costs directly attributable to the acquisition are expensed as incurred.

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

Cryptocurrencies

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment quarterly, or more frequently, when events or changes in circumstances occur, principally decreases in the quoted prices of the cryptocurrencies, indicating that it is more likely than not that the indefinite-lived asset is impaired. In determining if an impairment has occurred, the Company considers the intraday lowest quoted price of one unit of cryptocurrency since acquiring the cryptocurrency. If the then current carrying value of the unit of cryptocurrency exceeds the fair value so determined, an impairment loss has occurred with respect to those units of cryptocurrencies in the amount equal to the difference between their carrying values and the fair value determined. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. For the years ended December 31, 2024, 2023 and 2022, the Company did not recognize any impairment loss.

The purchases and sales of cryptocurrencies are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in gain or loss of disposal of cryptocurrencies in the consolidated statements of operations and comprehensive loss. The Company accounts for its gains or losses in accordance with the first-in-first-out (FIFO) method of accounting.

Receivables settled in cryptocurrencies are measured at fair value of the underlying cryptocurrencies based on their respective quoted price initially and subsequently on the measurement date. The change in fair value of the underlying cryptocurrencies is recognized as other income or expenses on the consolidated statements of operations and comprehensive loss. Receivable settled in cryptocurrencies is further adjusted for expected credit losses.

The cryptocurrencies held are included in other assets on the consolidated balance sheets. As of December 31, 2024 and 2023, the balance of cryptocurrencies and receivable settled in cryptocurrencies were immaterial.

Intangible assets, net

The Company’s intangible assets with finite useful lives primarily consist of non-patent technology and land use right. The Company typically amortizes its intangible assets with finite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives.

The intangible assets acquired in connection with business combinations are recognized and measured at fair value at the time of acquisition. See Note 3.

According to the law of PRC, the government owns all the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the Chinese government for a specified period of time. The Company amortizes its land use rights using the straight-line method over the periods the rights are granted.

The estimated useful lives are as follows:

Land use right	50 years
Software	18 - 65 months
Technologies	1 - 10 years
Patents	2 - 10 years
License	20 years
Long-term contract	9.25 years

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

The carrying amounts of the Company’s current assets and current liabilities except for short-term investments and operating lease liability – related parties, current are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

The Company’s non-financial assets, including cryptocurrencies, intangible assets, goodwill and property, plant and equipment are measured at fair value when an impairment charge is recognized. Fair value of cryptocurrencies is based on quoted prices in active markets.

The financial asset carried at fair value on a recurring basis as of December 31, 2024 and 2023 is as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Balance

Short-term investments
As of December 31, 2024	$215,375	$4,691,385	$-	$4,906,760
As of December 31, 2023	$496,122	$-	$-	$496,122

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

Product revenue

The Company generates product revenue from the sale of Bitcoin mining machines and related accessories, telecommunication products and solar and battery storage products and related accessories.

Product revenue - Bitcoin mining machines and related accessories

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

Product revenue - Telecommunication products

The Company generates revenue from the sale of telecommunication products directly to a customer, such as a business or individual engaged in telecommunication businesses. The Company recognizes revenue at a point in time when products are delivered and customer acceptance is received. For the sales arrangements of telecommunications products, the Company generally requires payment upon issuance of invoices.

Product revenue - Solar and battery storage products and related accessories

The Company generates revenues from providing customers with solar and battery storage products by selling to customers renewable energy products and related accessories, which primarily consisting of inverters, batteries and related parts and accessories. The Company recognizes revenue at a point in time when products are picked up by the customer or handed over to the carrier upon leaving the warehouse according to the terms agreed with customers.

The Company elected to account for shipping and handling fees that occur after the customer has obtained control of goods, for instance, free on board shipping point arrangements, as a fulfillment cost and accrues for such costs. The Company provides assurance-type warranty for the products sold, and the repairment cost incurred was immaterial for the year ended December 31, 2024. The Company records losses associated with assurance-type warranty when a loss is probable and can be reasonably estimated.

Service revenue

The Company generates service revenue mainly from the cross-border payment and foreign exchange services, cryptocurrency exchange services and rental services.

Service revenue - Cross-border payment and foreign exchange services

The Company generates revenue from cross-border payment and foreign exchange services started from March 2022 in connection with the acquisition of Ebonfx Australia Pty Ltd. See Note 3.

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

The Company commenced the cryptocurrency exchange business in 2022. For the years ended December 31, 2024, 2023 and 2022, the revenue generated from the cryptocurrency exchange services was primarily from the transaction matching facilitated through OTC execution.

Service revenue – rental services

The Company started to generate lease revenue in 2024 by leasing its constructed building to customers. Lease revenue is recognized under ASC 842. See Note 2 “Lease, from the perspective as a lessor” for more discussion.

Revenue disaggregation

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard. See Note 16 for information regarding revenue disaggregation by revenue streams and countries.

Contract balances

The Company classifies its right to consideration in exchange for products or services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and has the unconditional right to receive consideration. A contract asset is recorded when the Company has transferred services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance or other factors in the contract. As of December 31, 2024 and 2023, the Company had no contract assets.

Contract liabilities are recorded when consideration is received from a customer prior to transferring the products or services to the customer or other conditions under the terms of a sales contract. As of December 31, 2024 and 2023, the Company recorded contract liabilities of US$55,403 and US$69,361, respectively, which were presented as advances from customers on the accompanying consolidated balance sheets. During the years ended December 31, 2024, 2023 and 2022, US$68,237, US$1,209 and US$31,761 of revenue was recognized from the contract liabilities balance as of December 31, 2023, 2022 and 2021, respectively.

Segment reporting

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer of the Company who regularly reviews entity-wide financial information based on U.S. GAAP and measures the performance of the Company as a whole by analyzing segment profitability based on the consolidated net income (loss) when making decisions about allocating resources and assessing performance of its businesses, and hence, the Company has determined that it has only one operating segment. The measure of segment assets is reported on the balance sheet as total assets. There are no other expense categories except for cost of revenues regularly provided to the CODM that are not already included in the primary financial statements herein. The accounting policies of the segment are the same as those described in the summary of significant accounting policies. See Note 16.

Selling and handling expenses

Selling and handling costs amounted to US$2,195, US$6,630 and US$8,745 for the years ended December 31, 2024, 2023 and 2022, respectively. Selling and handling costs are expensed as incurred and included in selling expenses.

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

The Company recognizes research and development expenses when incurred. Research and development expenses amounted to US$5,425,946, US$7,401,430 and US$5,147,364 for the years ended December 31, 2024, 2023 and 2022, respectively.

Lease

From the Perspective as a lessee

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

From the Perspective as a lessor

The Company recognizes rental revenue under ASC 842, and all the lease contracts are operating leases. The Company has elected to exclude from revenue and expenses sales taxes and other similar taxes collected from its tenants. The Company leases office space for its customers and generates revenues from monthly rent in the form of rental fees. The Company has elected to account for the non-lease components with the lease component as a single component and the combined component is recognized under ASC 842. The price of each contract varies primarily based on the size of office space leased by the customers. The Company’s lease contracts typically include a rent escalation clause and the periodic payment amount is fixed in the contracts. The Company recognizes rental revenue upon the Company provides the customers access to the office space. Rental revenue is recognized over the lease term on a straight-line basis, subject to a collectability assessment, with the difference between the contractual rental receipts and the straight-line amounts included in accounts receivable. The leases typically do not have renewal options, and a penalty is imposed if the customers early terminate the leases. Renewal of contracts is on a negotiation basis before termination.

Prior to moving into an office, customers are generally required to provide the Company with a rental retainer in amount specified in the terms of the lease agreements. The retainer typically cannot be applied against the customers’ unpaid balance of rental or other fees.

Future minimum undiscounted lease collections from the contracts existed as of December 31, 2024 were as follows:

As of December 31, 2024
2025	$1,236,270
2026	1,119,370
2027	1,119,370
2028	1,164,145
2029	1,164,145
Thereafter	6,055,417
Total	$11,858,717

Government grants

Government grants represent cash subsidies received from PRC government. Cash subsidies that have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized when received. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local businesses. Total government grants received amounted to US$52,191, US$62,600 and US$81,911 for the years ended December 31, 2024, 2023 and 2022, respectively.

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

For the years ended December 31, 2024, 2023 and 2022, the Company recorded impairment on VAT recoverable, non-current of nil, US$16.7 million and US$4.5 million, respectively, included in the cost of revenues on the consolidated statements of operations and comprehensive loss. The impairment of VAT recoverable, non-current incurred during the years ended December 31, 2023 and 2022 were primarily related to Zhejiang Ebang and Wuhai Ebang, respectively, as the Company determined the VAT could not be recovered. The Company expects to use or receive the remaining VAT recoverable in future operations.

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

Loss per share

The Company computes loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net loss attributable to Ebang International Holdings Inc., divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive.

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

In December 2023, the FASB issued Accounting Standards Update No. 2023-08, Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”), which requires entities that hold crypto assets to subsequently measure such assets at fair value with changes recognized in net income each reporting period. The guidance also requires crypto assets measured at fair value to be presented separately from other intangible assets on the balance sheet and changes in the fair value measurement of crypto assets to be presented separately on the income statement from changes in the carrying amounts of other intangible assets. The new standard is effective for the Company beginning December 15, 2024, with early adoption permitted. The Company has adopted ASC 2023-08 starting January 1, 2025 and the adoption will not have a material impact to the overall financial presentation.

In December, 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires that entities disclose specific categories in their rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The new standard is effective for the Company beginning December 15, 2024, with early adoption permitted. The Company does not expect the adoption of ASU 2023-09 will have a material effect on the consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, “Reporting Comprehensive Income — Expense Disaggregation Disclosures” (subsequently amended by ASU 2025-01), which focuses on improving the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, SG&A, and research and development). ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard.

The Company does not believe that any other recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows or disclosures.

Note 3 – Business Acquisition and Goodwill

Acquisitions in 2022

Ebonfx Australia Pty Ltd (“Ebonfx Australia”), formerly known as Compass Global Holdings Pty Ltd

On March 21, 2022, the Company acquired 100% equity interests of Ebonfx Australia for a total cash consideration of AUD8,000,000 (approximately US$5.9 million). Upon the acquisition, Ebonfx Australia became a consolidated subsidiary of the Company.

The total purchase consideration of AUD 8 million (approximately US$5.9 million) consisted of a cash payment of approximately AUD 4.2 million (approximately US$3.1 million) to the former shareholders of Ebonfx Australia and approximately AUD 3.8 million (approximately US$2.8 million) to settle liabilities. The assets and liabilities of Ebonfx Australia were recorded at their respective estimated fair value as of the acquisition date.

The following table summarizes the purchase price allocation of the assets acquired, liabilities assumed and related deferred income tax assumed at the date of acquisition. The dollar amount presented in the table was based on the exchange rate of AUD 1.00 to US$0.7401 on March 21, 2022.

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

The revenue and net income since the acquisition date included in the consolidated statements of operations and comprehensive loss for the period ended December 31, 2022 were US$2,634,580 and US$111,175, respectively. Pro forma results reflecting this transaction were not presented because they are not significant to the Company’s consolidated financial results.

Impairment of goodwill and intangible assets related to entity acquired

As a result of the assessment over the operating results of Ebonfx Australia, the Company recognized impairment loss on goodwill of US$2,299,628 and the license of US$3,708,247 during the year ended December 31, 2023. The Company used the income approach with the discounted cash flow valuation method to estimate the fair value of Ebonfx Australia, and used the multi-period excess earnings method to estimate the fair value of the license with the assistance of a third-party valuation specialist. The determination of fair value requires management to make significant estimates and assumptions related to forecasted revenues and cash flows and the discount rate.

Acquisitions in 2024

Redback Technologies Holdings Pty Ltd (“Redback Technologies”)

On November 8, 2024, the Company acquired 100% equity interests of Redback Technologies for a total consideration of approximately US$2.9 million, consisting of cash consideration of AUD 750,000 (approximately US$0.5 million) and the effective settlement of preexisting loans the Company lent to Redback Technologies prior to the acquisition of approximately AUD 3.7 million (approximately US$2.4 million). Upon the acquisition, Redback Technologies became a consolidated subsidiary of the Company. The assets and liabilities of Redback Technologies were recorded at their respective estimated fair value as of the acquisition date.

The Company selected a convenience date of October 31, 2024 to account for the allocation of the purchase price, which was based on the fair value of assets and liabilities as of November 8, 2024. The Company evaluated the events between October 31, 2024 and November 8, 2024 and concluded the use of an accounting convenience date of October 31, 2024 did not have material impact on the results of operations or financial position.

The following table summarizes the purchase price allocation of the assets acquired, liabilities assumed and related deferred income tax assumed at the date of acquisition. The dollar amount presented in the table was based on the exchange rate of AUD 1.00 to US$0.6571 on October 31, 2024.

Amount in US$

Cash and cash equivalents	175,410
Current assets	1,171,940
Operating lease right-of-use assets	113,858
Property, plant and equipment, net	23,049
Intangible assets	41,334
Identified intangible asset - technology	1,260,924
Identified intangible asset - long-term contracts	5,257
Total assets acquired	2,791,772
Current liabilities	(869,756)
Deferred tax liabilities	(316,545)
Total liabilities assumed	(1,186,301)
Net identifiable assets acquired	1,605,471
Cash consideration	492,805
Effective settlement of preexisting loans	2,465,767
Goodwill	1,353,101

Goodwill, which is not tax deductible, is primarily attributable to the excess of the purchase consideration over the fair value of the net identifiable assets of the acquiree and is related to synergies expected to be achieved from the acquisition.

The determination of fair values involves the use of significant judgments and estimates. The judgments used to estimate the fair value assigned to assets acquired and liabilities assumed, as well as the significant assumptions, can materially impact the Company’s consolidated financial statements. Significant assumptions used for the model include the forecasted operating cash flows and discount rate. The Company utilized the assistance of a third-party valuation firm to determine the fair value as of the date of acquisition.

The revenue and net loss since the acquisition date included in the consolidated statements of operations and comprehensive loss for the period ended December 31, 2024 were US$417,623 and US$713,231, respectively.

The following pro forma information summarizes the results of operations of the Company for the years ended December 31, 2024, 2023 and 2022, as if the acquisition had been completed on January 1, 2022. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated and may not be indicative of future operating results. The pro forma information is adjusted for the elimination of internal transactions between the Company and Redback Technologies for the period ended December 31, 2024.

	Years ended December 31,
	2024	2023	2022
	Unaudited	Unaudited	Unaudited
Pro forma revenues	$9,397,779	$17,278,368	$51,294,854
Pro forma net loss	$20,149,854	$40,586,990	$48,097,253

Note 4 – Short-term investments

Short-term investments consist of the following:

	As of December 31,	As of December 31,
	2024	2023

Marketable securities	$215,375	$496,122
Wealth management products	4,691,385	-
Total	$4,906,760	$496,122

The balances of wealth management products as of December 31, 2024 represent wealth management products with variable rates of return or non-principle-guaranteed purchased from commercial banks.

For the years ended December 31, 2024, 2023 and 2022, the unrealized gain (loss) related to investments in marketable securities was US$(280,747), US$(35,758) and US$640,998, respectively.

There was no unrealized gain or loss associated with the wealth management products as of December 31, 2024 and 2023. No impairment charges were recorded for the years ended December 31, 2024, 2023 and 2022.

Note 5 – Loss per share

The calculation of basic loss per share is based on the loss attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares in issue for the years ended December 31, 2024, 2023 and 2022.

The loss per share calculation for the years ended December 31, 2024, 2023 and 2022 excludes the following potentially dilutive ordinary shares:

	Years ended December 31,
	2024	2023	2022
Class A ordinary shares exercisable from warrants issued pursuant to the Warrant Inducement Offering (as defined below in Note 12)(1)	453,333	453,333	453,333
Class A ordinary shares exercisable from warrants issued pursuant to the March 2021 Offering (as defined below in Note 12)(1)	233,333	233,333	233,333
Class A ordinary shares issuable from the outstanding restricted share awards(1)	38,289	91,419	133,067
Total	724,955	778,085	819,733

(1)	Retrospectively adjusted for the effect of the Reverse Stock Split effected on November 20, 2022. See Note 12.

The following reflects the loss and share data used in the basic and diluted loss per ordinary share computations:

	Years ended December 31,
	2024	2023	2022
Loss attributable to ordinary shareholders of the Company for basic loss per share calculation	$(20,251,051)	$(36,772,143)	$(43,888,242)
Weighted average number of ordinary shares outstanding for basic loss per share calculation(1)	6,280,616	6,275,118	6,247,333
Basic loss per share(1)	$(3.22)	$(5.86)	$(7.03)

Loss attributable to ordinary shareholders of the Company for diluted loss per share calculation	$(20,251,051)	$(36,772,143)	$(43,888,242)

Weighted average number of ordinary shares outstanding basic loss per share calculation(1)	6,280,616	6,275,118	6,247,333
Adjusted for:
- incremental shares issuable related to warrants issued(1)	-	-	-
Weighted average number of shares outstanding for diluted loss per share calculation(1)	6,280,616	6,275,118	6,247,333

Diluted loss per share(1)	$(3.22)	$(5.86)	$(7.03)

(1)	Retrospectively adjusted for the effect of the Reverse Stock Split effected on November 20, 2022. See Note 12.

Note 6 – Accounts receivable, net

Accounts receivable, net consist of the following:

	As of December 31,	As of December 31,
	2024	2023
Accounts receivable	$3,674,437	$3,021,794
Less: Allowance for doubtful accounts	(2,087,671)	(2,075,280)
Accounts receivable, net	$1,586,766	$946,514

Movements of allowance for doubtful accounts are as follows:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2024	2023	2022
Allowance for doubtful accounts, beginning balance	$2,075,280	$3,523,458	$4,601,637
Net provision for (reversal of) doubtful accounts	76,953	(304,112)	1,968,316
Uncollectible accounts receivable written-off	-	(981,152)	(2,705,446)
Effects of foreign exchange rate	(64,562)	(162,914)	(341,049)
Allowance for doubtful accounts, ending balance	$2,087,671	$2,075,280	$3,523,458

Note 7 – Inventories, net

	As of December 31,	As of December 31,
	2024	2023
Finished goods	$10,169,630	$10,064,160
Work in process	884,503	938,289
Raw materials	17,358,597	19,632,702
	28,412,730	30,635,151
Less: inventory write-down	(27,815,614)	(30,436,305)
Inventories, net	$597,116	$198,846

During the years ended December 31, 2024, 2023 and 2022, the Company recorded write-down for the potentially obsolete, slow-moving inventories and lower of cost or market adjustment of US$272,316, US$340,186 and US$6,482,019 in cost of revenues, respectively.

Note 8 – Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	As of December 31,	As of December 31,
	2024	2023
Buildings	$31,475,491	$32,489,235
Mechanical equipment	17,426,372	17,523,970
Motor vehicles	283,320	322,657
Office equipment	7,110,842	7,302,990
Computer software	678,252	684,153
Leasehold improvement	2,247,199	2,339,528
Construction in progress	23,675	-
Total	59,245,151	60,662,533
Accumulated depreciation	(29,282,612)	(27,454,332)
Provision for impairment	(55,358)	(57,140)
Property, plant and equipment, net	$29,907,181	$33,151,061

Depreciation expenses for the years ended December 31, 2024, 2023 and 2022 amounted to US$2,445,485, US$3,038,131 and US$1,822,942, respectively. The Company recorded impairment charge on property, plant and equipment of nil, US$57,117 and nil for the years ended December 31, 2024, 2023 and 2022, respectively.

Note 9 – Intangible assets, net

The following table presents the Company’s intangible assets as of the respective balance sheet dates:

	As of December 31,	As of December 31,
	2024	2023
Land use right	$2,482,727	$2,562,689
License	3,804,294	4,180,417
Software	4,877,089	5,034,167
Patents	29,879,744	29,879,744
Technology	1,905,520	687,437
Long-term contract	4,964	-
Total	42,954,338	42,344,454
Accumulated amortization	(15,411,509)	(15,468,932)
Provision for impairment	(24,203,165)	(24,545,745)
Intangible assets, net	$3,339,664	$2,329,777

Amortization expense for the years ended December 31, 2024, 2023 and 2022 amounted to US$155,559, US$481,728 and US$8,888,601, respectively. The Company recorded impairment charges on intangible assets of nil, US$3,708,247 and US$20,738,130 for the years ended December 31, 2024, 2023 and 2022, respectively. The approximately US$3.7 million and US$20.7 million impairment charges recorded in the years ended December 31, 2023 and 2022 were recorded against a license and patents, respectively, as the carrying amount of the assets were deemed not recoverable due to the assets’ economic obsolescence identified during the periods. The impairment losses were included in the general and administrative expenses in the consolidated statements of operations and comprehensive loss.

Estimated future amortization expense related to intangible assets held as of December 31, 2024:

Year
2025	$179,024
2026	179,024
2027	179,024
2028	177,397
2029	169,265
Thereafter	2,455,930
Total	$3,339,664

Note 10 – Accrued liabilities and other payables

The components of accrued liabilities and other payables are as follows:

	As of December 31,	As of December 31,
	2024	2023
Salary payable	$1,642,436	$2,239,227
Payable to consultants	333,510	82,265
Refundable deposit to customers	252,472	53,162
Payable to property, plant and equipment suppliers	3,845,399	4,110,691
Customer custodial cash liabilities	2,267,903	1,612,075
Other accrued liabilities	2,025,490	1,707,428
Total accrued liabilities and other payables	$10,367,210	$9,804,848

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

Australia

The Company’ subsidiaries incorporated in Australia are subject to Australian Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Australia tax laws. The Australian Income Tax had significant changes progressively since June 30, 2017. From July 1, 2022, companies that are base rate entities must apply the 25% company tax rate. A company is a base rate entity for an income year if 1) the company’s aggregated turnover for that income year is less than AUD 50,000,000 of that income year, and 2) it has 80% or less of their assessable income in that income year that is base rate entity passive income. Thus the applicable tax rate is 25% for the Company on assessable profits arising in or derived from Australia.

Hong Kong

The Company’ subsidiaries incorporated in Hong Kong are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 8.25% on assessable profits arising in or derived from Hong Kong up to HKD 2,000,000 and 16.5% on any part of assessable profits over HKD 2,000,000.

PRC

The Company’s subsidiaries incorporated in the PRC are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. For the year ended December 31, 2024, Zhejiang Ebang and Redback Technologies (Shanghai) Co., Ltd (“Redback Shanghai”) was qualified as HNTE and entitled to a preferential income tax rate of 15%. For the years ended December 31, 2023 and 2022, Zhejiang Ebang, Hangzhou Dewang, and Ebang IT were qualified as HNTE and entitled to a preferential income tax rate of 15%.

According to the relevant laws and regulations in the PRC, enterprises engaging in research and development activities are entitled to claim 150% of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year (“Super Deduction”). The State Taxation Administration of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as Super Deduction from January 1, 2018 to December 31, 2020, which was subsequently announced in March 2021 to be further extended to December 31, 2023. In September 2022, the State Taxation Administration of the PRC further announced that for the enterprises entitled to the current pre-tax deduction ratio of 175% for research and development expenses, such ratio is raised to 200% during the period from October 1, 2022 to December 31, 2022. In March 2023, the State Taxation Administration of the PRC announced that for research and development expenses incurred by enterprises during R&D activities, if such expenses are not capitalized as intangible assets but expensed in the current period, an additional pre-tax deduction equivalent to 100% of the actual amount incurred shall be granted starting from January 1, 2023, in addition to the actual deduction as stipulated. For expenses capitalized as intangible assets, 200% of the cost of the intangible assets shall be amortized pre-tax starting from January 1, 2023.

The subsidiaries of the Company incorporated in other countries are subject to income tax pursuant to the rules and regulations of their respective countries of incorporation.

Reconciliation of the differences between statutory income tax rate and the effective tax rate

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2024, 2023 and 2022 applicable to the PRC operations to income tax expenses is as follows:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2024	2023	2022
Statutory income tax rate	25.00%	25.00%	25.00%
Effect of expenses not deductible for tax purposes	(0.1)%	(0.20)%	0.00%
Effect of additional deduction of research and development expense	3.50%	4.80%	0.70%
Effect of income tax exemptions and reliefs	(2.60)%	(8.00)%	2.90%
Recovery from deferred income tax assets	3.30%	5.20%	5.50%
Effect of valuation allowance on deferred income tax assets	(34.10)%	(27.10)%	(28.00)%
Income tax difference under different tax jurisdictions	5.00%	4.30%	(6.10)%
Others	0.20%	(1.40)%	-
Total	0.20%	2.60%	(0.00)%

Significant components of the provision for income taxes are as follows:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2024	2023	2022
Current income tax expense	$-	$-	$7,666
Deferred tax benefit	(42,545)	(1,031,461)	(80,599)
Income taxes benefit	$(42,545)	$(1,031,461)	$(72,933)

For the purpose of presentation in the consolidated balance sheets, deferred income tax assets and liabilities have been offset. Significant components of deferred tax assets and liabilities are as follows:

	As of December 31,	As of December 31,
	2024	2023
Provision for doubtful accounts	$1,945,535	$2,007,749
Net operating loss carryforward	45,769,678	30,276,268
Impairment of VAT recoverable, inventory write-down and others	5,617,458	5,835,385
	53,332,671	38,119,402
Less: valuation allowance	(53,332,671)	(38,119,402)

Deferred tax assets	$-	$-

Intangible assets acquired from business combination transaction	$293,847	-
Property, plant and equipment	32,605	$74,225
Deferred tax liabilities	$326,452	$74,225

Total deferred tax liabilities	$326,452	$74,225

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

The amounts of cumulative net operating loss in 2024 of major tax jurisdictions and the year of expiration are as follows:

Tax Jurisdiction	Amount in US$ (in thousands)	Earliest year of expiration if not utilized
PRC	177,767	2025
Hong Kong	33,216	No expiration
Australia	17,732	No expiration
Singapore	3,838	No expiration
United States	6,878	No expiration
Others	2	Depending on different countries and regions

Uncertain tax positions

The PRC tax authorities conduct periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC entities. Accordingly, the PRC subsidiaries’ tax years of 2020 through 2024 remain open to examination by the respective tax authorities. It is therefore uncertain as to whether the PRC tax authorities may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions.

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

During the years ended December 31, 2024 and 2023, the Company issued nil and 264,727 (1,241,000 before the Reverse Stock Split) Class A ordinary shares to Tiger Brokers (Singapore) Ptd. Ltd. (the “ESOP platform”) which were reserved for future issuance of the Company’s Class A ordinary shares upon the vesting of RSAs granted under the 2020 Plan. As of December 31, 2024 and 2023, 263,322 (725,000 before the Reverse Stock Split) of such shares were considered issued but not outstanding.

Warrants

The following table sets forth the Company’s warrant activities for the years ended December 31, 2024, 2023 and 2022:

	Number of shares Issuable*	Weight-average exercise price*
Outstanding and exercisable at January 1, 2022	686,667	$286.2
Granted	-	-
Exercised	-	-
Balance at December 31, 2022	686,667	286.2
Outstanding and exercisable at December 31, 2022	686,667	286.2
Granted	-	-
Exercised	-	-
Balance at December 31, 2023	686,667	286.2
Outstanding and exercisable at December 31, 2023	686,667	286.2
Granted	-	-
Exercised	-	-
Balance at December 31, 2024	686,667	286.2
Outstanding and exercisable at December 31, 2024	686,667	286.2

*	Retrospectively adjusted for the effect of the Reverse Stock Split effected on November 20, 2022.

The intrinsic value of these warrants was approximately nil and nil as of December 31, 2024, and 2023, respectively.

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

The Company granted 172,333 and 61,200 (5,170,000 and 1,836,000 before the Reverse Stock Split) restricted share awards (“RSAs”) in 2022 and 2021, respectively, under the 2020 Plan. The vesting schedule of RSAs ranges from 100% upon grant, to over four years with 25% vested at each anniversary. The vesting of these RSAs is further subject to performance conditions whereby a 50% or 100% of the RSAs to be vested in a given year will be forfeited based on the result of an annual performance review of the grantee in accordance with predetermined performance targets. The unvested portion of the RSAs will also be forfeited upon the termination of employment or service during the vesting period. The Company estimates the annual performance review result for each grantee and recognizes the related compensation expenses. The amount of compensation expense (reversed)/recorded for the years ended December 31, 2024, 2023 and 2022 was US$(1,013,080), US$(153,034) and US$3,903,970, respectively. The net reversal of the compensation expense recorded in the year ended December 31, 2023 and 2024 was due to resignation of employees as well as the actual performance target being different from the Company’s previous estimate as a result of the employees failing to achieve certain performance goals, and the Company’s adjustment of the estimate of future performance review result in connection therewith. Unvested compensation expense as of December 31, 2024 and 2023 was US$159,230 and US$1,064,986, respectively.

During the years ended December 31, 2024 and 2023, the Company issued nil and 264,727 Class A ordinary shares to ESOP platform which were reserved for future issuance upon the vesting of RSAs granted under the 2020 Plan. Also see Note 12.

The following table summarized the Company’s RSAs activity under the 2020 Plan:

		Weighted average
	Number of RSAs*	grant date fair value*
Unvested, January 1, 2022	53,867	$75.60
Granted	172,333	31.06
Vested	(60,534)	37.67
Forfeited	(32,600)	54.55
Unvested, December 31, 2022	133,066	40.34
Granted	-	-
Vested	(25,572)	31.31
Forfeited	(16,075)	65.00
Unvested, December 31, 2023	91,419	38.52
Granted	-	-
Vested	-	-
Forfeited	(53,130)	41.25
Unvested, December 31, 2024	38,289	$34.73

*	Retrospectively adjusted for the effect of the Reverse Stock Split on November 20, 2022. See Note 12.

Note 14 – Operating leases, from the perspective as a lessee

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

As of December 31, 2024 and 2023, the Company recognized operating lease liabilities, including current and noncurrent, in the amount of US$4,031,580 and US$6,676,300, respectively, and the corresponding operating lease right-of-use assets of US$3,388,523 and US$6,150,732, respectively.

Also see Note 18 for related party operating lease commitments.

The following components of lease cost are included in the Company’s consolidated statements of operations and comprehensive loss:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2024	2023	2022
Operating lease cost	$1,822,184	$2,053,911	$1,948,051
Short-term lease cost	2,870	18,404	35,710
Total lease cost	$1,825,054	$2,072,315	$1,983,761

Supplemental cash flow information related to operating leases was as follows:

	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	$1,285,329	$2,692,699	$1,559,148
Supplemental lease cash flow disclosure
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$273,213	$1,801,664	$5,394,251
Remeasurement of the lease liabilities and right-of-use-assets due to lease modification	$1,350,538	$320,911	$1,485,436

Supplemental balance sheet information related to operating leases was as follows:

	As of	As of
	December 31,	December 31,
	2024	2023

Weighted average remaining lease term of operating leases	4.78 Years	4.90 Years
Weighted average discount rate of operating leases	6.5250%	6.5250%

The Company’s maturity analysis of operating lease liabilities, including operating lease liabilities to related parties, as of December 31, 2024 is as follows:

Operating
Leases
2025	$1,380,935
2026	722,436
2027	655,933
2028	686,193
2029	717,589
Thereafter	556,344
Total lease payment	4,719,430
Less: imputed interest	(687,850)
Present value of operating lease liabilities	4,031,580
Less: current obligation	(1,144,338)
Long-term obligation at December 31, 2024	$2,887,242

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

	As of December 31	As of December 31,
	2024	2023
PRC entities
Paid-in capital	$82,393,866	$86,131,578
Additional paid-in capital	137,736,852	144,532,239
Statutory reserves	10,848,816	10,848,816
Total restricted net assets	$230,979,534	$241,512,633

As of December 31, 2024 and 2023, total restricted net assets were US$230,979,534 and US$241,512,633, respectively.

Note 16 – Segment and revenue analysis

The Company operates in a single operating segment that primarily includes the selling of bitcoin mining machines and related accessories, telecommunication products, solar and battery storage products and related accessories, providing cryptocurrency exchange services, cross-border payment and foreign exchange services, and rental services.

The following table summarizes the revenue generated from different revenue streams:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2024	2023	2022
Revenue
Product revenue - Bitcoin mining machines and related accessories (1)	$-	$265,984	$25,800,263
Product revenue - Telecommunication products	501,111	516,365	3,736,961
Product revenue - Solar and battery storage products and related accessories	570,832	-	-
Service revenue - Cryptocurrency exchange services	1,290,700	1,044,087	105,686
Service revenue - Cross-border payment and foreign exchange services	2,307,491	2,637,101	2,598,865
Service revenue - Rental services	718,139	-	-
Others (2)	480,498	391,644	86,344
Total	$5,868,771	$4,855,181	$32,328,119

(1)	Approximately US$25.8 million product revenue generated from the bitcoin mining machines and related accessories business in the year ended December 31, 2022 were recognized as the collection of transaction price became probable as a result of legal actions taken related to historical revenue arrangements. See Note 20.

(2)	Other revenues mainly include revenue from our service management and maintenance services and SaaS data visualization and analytics solution.

The following table summarizes the revenues generated from different geographic region:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2024	2023	2022
Geographic region
Mainland China	$1,515,945	$1,173,993	$29,623,568
Australia	4,352,826	3,681,188	2,704,551
Total	$5,868,771	$4,855,181	$32,328,119

The following table summarizes the cost of revenues associated with different revenue streams:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2024	2023	2022
Cost of revenues
Bitcoin mining machines and related accessories (1)	$-	$17,004,040	$6,342,982
Telecommunication products	932,840	1,346,914	6,170,184
Solar and battery storage products and related accessories	430,849	-	-
Cryptocurrency exchange services	668,231	740,591	58,024
Cross-border payment and foreign exchange services	1,642,276	1,885,956	1,511,425
Rental services	455,528	-	-
Others	549,361	581,485	2,833,180
Total	$4,679,085	$21,558,986	$16,915,795

(1)	Approximately US$16.7 million and US$4.5 million cost related to the bitcoin mining machines and related accessories business recognized in the years ended December 31, 2023 and 2022 was recorded in connection with impairment of VAT recoverable and inventories, respectively.

Selected assets of property, plant and equipment, right-of- use assets, intangible assets and goodwill by geographical region within the operating segment is as follows:

	As of December 31,	As of December 31,
	2024	2023
Geographic region
Mainland China	$31,389,546	$36,135,935
Hong Kong	96,070	239,608
Australia	5,589,164	3,912,446
Others foreign countries and regions	838,377	1,343,581
Total	$37,913,157	$41,631,570

Note 17 – Concentration of risks

Concentration of credit risks and customers

Accounts receivable concentration of credit risk is as below:

	As of December 31,		As of December 31,
	2024		2023
Customer A	*	%	20%
Customer B	*	%	14%
Customer C	*	%	11%
Customer D	27%		* %

Supplier concentration of credit risk is as below:

	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2024		2023		2022
Supplier A	29%		*	%	*	%
Supplier B	*	%	21%		11%
Supplier C	*	%	15%		*	%
Supplier D	12%		*	%	*	%

Revenue concentration of credit risk is as below:

	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2024		2023		2022
Customer E	*	%	*	%	76%

*	Less than 10%

Vulnerability to cybersecurity incidents

Although the Company has developed systems and processes designed to protect the data the Company manages, prevent data loss and other security breaches, effectively respond to known and potential risks, and expect to continue to expend significant resources to bolster these protections, there can be no assurance that these security measures will provide absolute security or prevent breaches. The Company may also experience material breaches of its security measures due to human error, malfeasance, insider threats, system errors, vulnerabilities, or other irregularities. During the year ended December 31, 2023, the Company suffered from a cybersecurity incident resulting a loss of cryptocurrencies of approximately US$2.3 million, which is included in general and administrative expenses on the consolidated statements of operations and comprehensive loss. The Company is actively pursuing the recovery of the cryptocurrencies but there can be no assurance that these cryptocurrencies can be recovered.

Note 18 – Related party transactions

a)	Related parties

Name of related parties	Relationship with the Company
Dong Hu	Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of the Company
Hong Kong Dewang Limited	Wholly owned by Zhengqian Jiang, father-in-law of Dong Hu
Zhejiang Wansi Computer Manufacturing Company Limited	68% owned by Aiqun Jiang, spouse of Dong Hu
Hangzhou Yibang Zhiyang Technology Co., Ltd.	Controlled by Dong Hu
Top Max Limited	Controlled by Dong Hu
Shubo Qian	Brother-in-law of Dong Hu
Jun Hu	Sister of Dong Hu
Hangzhou Yiquansheng Communication Technology Co., Ltd.	Controlled by Dong Hu
Redback Technologies Holdings Pty Ltd and its subsidiaries (“Redback Technologies”)	Dong Hu was the director for the period from May 2024 to November 8, 2024

b)	Operating leases with related parties

The Company leases office space from Zhejiang Wansi Computer Manufacturing Company Limited under non-cancellable operating lease agreements with lease terms ranging from one to seven years. Lease expense from this related party for the years ended December 31, 2024, 2023 and 2022 amounted to US$28,467, US$28,924 and US$44,230, respectively. The balance of operating lease right-of-use assets and lease liabilities, including the current and non-current portion, associated with this related party, was US$40,081 and US$40,081 as of December 31, 2024, and US$31,197 and US$31,197 as of December 31, 2023, respectively.

The Company leases office space from Hangzhou Yiquansheng Communication Technology Co., Ltd. under non-cancellable operating lease agreements with lease terms of 31 months. Lease expense from this related party for the years ended 2023 and 2022 amounted to US$495,133, and US$557,968, respectively.

c)	Revenues from a related party

For the period from May 2024 to November 8, 2024, the Company sold US$337,100 products to Redback Technologies. On November 8, 2024, the Company acquired 100% equity interest of Redback Technologies and it ceased to be a related party of the Company. See Note 3 for detail.

d)	Loan to a related party

For the period from May 2024 to November 8, 2024, Redback Technologies borrowed AUD 3,696,386 (approximately US$2.3 million) and RMB626,797 (approximately US$86,000) from the Company. On November 8, 2024, the Company acquired 100% equity interest of Redback Technologies and it ceased to be a related party of the Company. The preexisting loans to Redback Technologies was considered effectively settled upon the acquisition. See Note 3 for detail.

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

On March 1, 2023, the Company disposed of 100% of the equity interest of EBONEX PTE LTD. to a third party for a cash consideration of SGD 10,000. This disposal resulted in a gain of US$7,524 for the year ended December 31, 2023.

For the period from January 1, 2023 to March 1, 2023, EBONEX PTD LTD. did not generate any revenue or incur any net income. Net assets of EBONEX PTE LTD. was US$0. The disposal does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results.

Note 20 – Commitments and contingencies

Operating lease commitments

The information of lease commitments is provided in Note 14.

Litigation settlement

On January 29, 2019, the Company filed a civil action in the Hangzhou Intermediate People’s Court against one of its customers. The defendant had purchased from the Company, and the Company had delivered 90,000 units of mining machines for a total amount of RMB453.6 million (approximately US$65.1 million) pursuant to an executed sales contract. The defendant has paid RMB380 million (approximately US$54.5 million), and the Company is seeking payment of the remaining balance of RMB73.6 million (approximately US$10.6 million) plus interest and legal expenses. On December 30, 2021, Hangzhou Intermediate People’s Court made the judgement and supported the request of RMB73.6 million goods payment from the Company. On January 24, 2022, the defendant appealed to Zhejiang Provisional Superior People’s Court and the appeal was automatically withdrawn according to the ruling made by Zhejiang Provisional Superior People’s Court on March 22, 2022. The court has made enforcement action regarding the payment by the defendant. During the year ended December 31, 2022, the Company has collected RMB7.4 million (approximately US$1.1 million). When the sales contract was entered into in 2018, no associated revenue was recognized as the Company concluded the collection of the consideration was not probable. The RMB7.4 million received from the settlement during the year ended December 31, 2022 was recorded as revenue in the consolidated statements of operations and comprehensive loss because the contract has been terminated which leaves the Company no remaining obligations to transfer products and the receipt of consideration is nonrefundable. The Company has applied to the Hangzhou Intermediate People’s Court for compulsory enforcement for the remaining balance. The Company did not receive any amount from this customer associated with this litigation for the year ended December 31, 2024.

In November 2019, the Company brought a claim against one of the Company’s customers and the ultimate beneficial owner of the mining machines(collectively, the “defendants”) in connection with a sale of 80,000 mining machines for an amount of RMB403 million (approximately $58 million)pursuant to a sales contract and a supplementary contract, alleging that the defendants only paid RMB13 million (approximately $2 million) of the total balance and seeking full payment of the outstanding RMB282 million (approximately $40 million) balance plus interest and hold both defendants jointly and severally liable. In August 2021, an agreement was reached between the Company and defendants following mediation by the court, pursuant to which the defendants agree to pay a total of RMB272 million to the Company. When the sales contract was entered into in 2018, no associated revenue was recognized as the Company concluded the collection of the consideration was not probable. The Company has received RMB166 million (approximately $24.7 million) and RMB106 million (approximately $16 million) from the settlement during the year ended December 31, 2022 and 2021, respectively. Such receipts were recorded as revenue in the consolidated statements of operations and comprehensive income (loss) because the contract has been terminated which leaves the Company with no remaining obligations to transfer products and the receipt of consideration is nonrefundable.

In December 2024, the Company, along with one other claimant (collectively, the “claimant”), filed a statement of claim against the lead underwriter of an investee (the “respondent”) with the Financial Industry Regulatory Authority (“FINRA”) regarding a certain FINRA case, alleging the respondent’s violation of its fiduciary duties and duties under FINRA’s standards of conduct by recommending the claimant to invest in the investee. In March 2025, the respondent filed a counterclaim against the claimant, accusing the applicant maliciously suing the respondent. The respondent sought relief in amount that is not yet fully determined but is believed to exceed US$3 million in total and demanded that the claimant cover all costs and attorney fees associated with this case. On March 27, 2025, the claimant filed an answer disputing these counterclaims. As of the reporting date, due to the early stage of the case, the company is unable to estimate the possibility regarding the outcome of the counterclaim or the amount of loss related thereto.

From time to time, the Company is subject to legal proceedings and claims in the ordinary course of business. The Company records a liability when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. The Company reviews the need for any such liability on a regular basis. The Company did not record any accrual related to its legal contingencies for the years ended December 31, 2024, 2023 and 2022.

Note 21 – Subsequent events

The Company has assessed all events from December 31, 2024 up through April 28, 2025, which is the date that these financial statements are available to be issued, unless as disclosed above, there are not any material subsequent events that require disclosure in these financial statements.

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

The subsidiaries did not pay any dividend to the Company for the years presents. As of December 31, 2024 and 2023, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

(a) Condensed balance sheets

	December 31,	December 31,
	2024	2023
Assets
Current assets:
Cash and cash equivalents	$201,300,690	$172,588,698
Other current assets, net	2,201,076	2,939,668
Due from subsidiaries	140,062,677	158,603,618
Total current assets	343,564,443	334,131,984

Total assets	$343,564,443	$334,131,984

Liabilities and Shareholders’ Equity

Current liabilities:
Accrued liabilities and other payable	$22,525	$-
Deficit of investments in subsidiaries	81,964,970	53,878,530
Due to subsidiaries	1,984,164	409,607
Total current liabilities	83,971,659	54,288,137

Total liabilities	83,971,659	54,288,137

Shareholders’ equity:
Class A ordinary share, HKD0.03 par value, 11,112,474 shares authorized, 4,989,746 shares issued, 4,726,424 shares outstanding as of December 31, 2024 and 2023(1)	18,178	18,178
Class B ordinary share, HKD0.03 par value, 1,554,192 shares authorized, issued and outstanding as of December 31, 2024 and 2023(1)	5,978	5,978
Additional paid-in capital	396,454,715	397,467,795
Accumulated deficit	(124,012,067)	(103,761,016)
Accumulated other comprehensive loss	(12,874,020)	(13,887,088)
Total shareholders’ equity	259,592,784	279,843,847
Total liabilities and shareholders’ equity	$343,564,443	$334,131,984

(1)

As of December 31, 2024 and 2023, 263,322 (725,000 before the Reverse Stock Split) shares reserved for future issuance upon the vesting of RSAs granted under the 2020 Plan were considered issued but not outstanding. See Note 12.

(b) Condensed statements of operations and comprehensive loss

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Operating expenses:
General and administrative expenses	$255,322	$1,482,786	$33,796,950
Total operating expenses	255,322	1,482,786	33,796,950

Loss from operations	(255,322)	(1,482,786)	(33,796,950)

Interest income	10,749,963	9,945,862	2,409,547
Other expenses	(18,511)	(2,847)	(52,793)
Exchange (loss) gain	(287,340)	36,752	(67,696)
Loss on forgiveness of receivable from a subsidiary	1,164,737	1,600,517	-
Share of loss from subsidiaries	(31,604,578)	(46,869,641)	(12,380,350)

Net loss	$(20,251,051)	$(36,772,143)	$(43,888,242)

Comprehensive loss
Net loss	$(20,251,051)	$(36,772,143)	$(43,888,242)
Other comprehensive loss:
Foreign currency translation adjustment	1,013,068	(2,162,557)	(4,827,526)
Comprehensive loss	$(19,237,983)	$(38,934,700)	$(48,715,768)

(c) Condensed statements of cash flows

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Cash Flows from Operating Activities:
Net loss	$(20,251,051)	$(36,772,143)	$(43,888,242)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share of loss from subsidiaries	31,604,578	46,869,641	12,380,350
Amortization expense	-	-	6,987,975
Share-based compensation expenses (reversal of share-based compensation expenses)	(1,013,080)	(153,034)	3,903,970
Loss on forgiveness of receivable from a subsidiary	1,164,737	1,600,517	-
Impairment of intangible assets	-	-	20,738,130
Changes in assets and liabilities:
Due from subsidiaries	17,376,204	(45,292,116)	127,102,949
Other current assets, net	738,592	(2,682,168)	400,545
Accrued liabilities and other payables	22,525	-	(53,603)
Due to subsidiaries	1,574,557	409,607	-
Net Cash Provided by (Used in) Operating Activities	31,217,062	(36,019,696)	127,572,074

Cash Flows from Investing Activities
Collections from short-term investments	-	-	15,000,000
Purchases of intangible assets	-	-	(10,000,000)
Net Cash Provided by Investing Activities	-	-	5,000,000

Effect of Foreign Exchange on Cash and Cash Equivalents	(2,505,070)	(3,780,565)	(1,760,012)

Net Increase (Decrease) in Cash and Cash Equivalents	28,711,992	(39,800,261)	130,812,062

Cash and Cash Equivalents at Beginning of Year	172,588,698	212,388,959	81,576,897

Cash and Cash Equivalents at End of Year	$201,300,690	$172,588,698	$212,388,959

Non-Cash Investing and Financing Activities:
Issuance of vested restricted share awards	$-	$98	$232