Form 20-F
period 2025-12-31
Ebang International Holdings Inc.
filed 2026-04-24
CIK 1799290

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2025

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

600 East John Carpenter Freeway, Suite 110

Irving, Texas 75062

(Address of principal executive offices)

Dong Hu

Chief Executive Officer

600 East John Carpenter Freeway, Suite 110

Irving, Texas 75062

Tel: +1 (972) 689-1452

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

An aggregate of 6,543,938.22 ordinary shares, representing 4,989,746.22 Class A ordinary shares, par value HK$0.03 per share, and 1,554,192 Class B ordinary Shares, par value HK$0.03 per share, as of April 24, 2026.

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

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

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

☐   Yes      ☐   No

EBANG INTERNATIONAL HOLDINGS INC.

i

INTRODUCTION

In this annual report on Form 20-F (this “annual report”), otherwise indicated or unless the context otherwise requires:

●	“ASICs” means application-specific ICs, meaning ICs designed for a specific application;

●	“China” and the “PRC” means the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

●	“Fintech” means financial technology;

●	“ICs” or “chips” means integrated circuits;

●	“PRC operating subsidiaries” means, for the purpose of this annual report, primarily, Zhejiang Ebang Communication Technology Co., Ltd. (“Zhejiang Ebang”), Hangzhou Yibang Botong Technology Co., Ltd. (“Hangzhou Yibang Botong”), Hangzhou Ebang Shengye Technology Co., Ltd. (“Hangzhou Ebang Shengye”), Hangzhou Ebang Hongkun Technology Co., Ltd. (“Hangzhou Ebang Hongkun”) and Hangzhou Kunyuan Information Technology Co., Ltd. (“Hangzhou Kunyuan”);

●	“PRC subsidiaries” means, for the purpose of this annual report, primarily, PRC operating subsidiaries, Hangzhou Ebang Hongfa Technology Co., Ltd. (“Ebang Hongfa”), Hangzhou Ebang Shuotai Technology Co., Ltd. (“Hangzhou Ebang Shuotai”), Hangzhou Dewang Information Technology Co., Ltd. (“Hangzhou Dewang”), Zhejiang Ebang Communication Co., Ltd. (“Zhejiang Ebang Communication”) , Hangzhou Bangyun Information Technology Co., Ltd. (formerly known as Yunnan Ebang Information Technology Co., Ltd.) (“Hangzhou Bangyun”), Hangzhou Yijiaxin IC Design Co., Ltd. (“Hangzhou Yijiaxin”), Redback Technologies (Hangzhou) Co., Ltd. (formerly known as Redback Technologies (Shanghai) Co., Ltd.) (“Redback Hangzhou”), Hangzhou Yibang Zhiyuan New Materials Co., Ltd., and Yibang New Materials (Inner Mongolia) Co., Ltd.;

●	“operating subsidiaries” means, for the purpose of this annual report, primarily, PRC operating subsidiaries, Ebonex Australia Pty Ltd (“Ebonex Australia”), Ebon Operations Australia Pty Ltd (“Ebon Operations”), Ebonfx Australia Pty Ltd (formerly known as Compass Global Holdings Pty Ltd) (“Ebonfx Australia”), Ebon Financial Services Pty Limited (“Ebon Financial Services”), Redback Technologies Holdings Pty Ltd (“Redback Technologies”), Redback Operations Pty Ltd (“Redback Operations”), Luceo Australia Pty Ltd (“Luceo Australia”), Luceo Management Pty Ltd (“Luceo Management”), Ebang Communications (HK) Technology Limited (formerly known as Hong Kong Bite Co., Limited) (“HK Ebang Communications”), HongKong Ebang Digital Technology Limited (“HK Ebang Digital”), and Ebon Solar Inc. (“Ebon Solar”);

●	“shares” or “Class A ordinary shares” means our Class A ordinary shares, par value HK$0.03 per share;

●	“US$,” “U.S. Dollars,” “$” and “dollars” means the legal currency of the United States; and

●	“we,” “us,” “our company,” the “Company,” “Ebang,” “Ebang International” and “our” means Ebang International Holdings Inc., our Cayman Islands holding company and from time to time, in the context of describing our business, our operations and consolidated financial information, Ebang International Holdings Inc. and its subsidiaries.

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

Furthermore, as more stringent criteria have been imposed by the U.S. Securities and Exchange Commission (the “SEC”) and the Public Company Accounting Oversight Board (the “PCAOB”) recently, our securities may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCAA”) and related regulations, if the PCAOB is unable to inspect our auditors for two consecutive years beginning in 2022. As a result, an exchange may determine to delist our securities. The PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Furthermore, the PCAOB’s report identified the specific registered public accounting firms which were subject to these determinations. On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law, which reduces the number of consecutive non- inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Our financial statements have been audited by an independent registered public accounting firm that is headquartered in the United States who is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess an auditor’s compliance with the applicable professional standards, and has been inspected by the PCAOB on a regular basis. Our auditor is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely. As of the date of this annual report, we have not been identified by the SEC as a commission-identified issuer under the HFCAA. However, there is a risk that our auditor cannot be inspected by the PCAOB in the future. The lack of inspection could cause trading in our securities to be prohibited under the HFCAA, and, as a result, The Nasdaq Stock Market LLC (“Nasdaq”) may determine to delist our securities, which may cause the value of our securities to decline or become worthless. See risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Relating to Conducting Business in China— Although the financial statements contained in this annual report were issued by U.S. auditors who are currently inspected by the PCAOB, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our Class A ordinary shares may be delisted or prohibited from trading.”

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

The following table presents the net cash flows from Ebang to its subsidiaries for the periods indicated:

	Years Ended December 31,
	2023	2024	2025
	US$	US$	US$
	(in thousands)
Transfers from Ebang to its subsidiaries	45,449	-	27,635

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

D. Risk factors

Our business, financial condition and results of operations could be materially and adversely affected if any of the risks described below occur. As a result, the market price of our Class A ordinary shares could decline, and you could lose all or part of your investment. This annual report also contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” The risks below are not the only ones facing the Company. Additional risks not currently known to us or that we currently deem immaterial may also adversely affect us. The following risk factors have been grouped as follows:

a)	Risks relating to our business;

b)	Risks relating to conducting business in China;

c)	Risks relating to our securities; and

d)	General risks.

Summary of Key Risks

Our business is subject to numerous risks and uncertainties, discussed in more detail below. These risks include, among others, the following key risks:

●	Our results of operations have been and may continue to fluctuate

●	We may not successfully develop, market or launch any future Fintech, renewable energy, electrical power equipment and component manufacturing or new material manufacturing businesses or continue operating our existing businesses

●	The current regulatory environment in foreign markets, and any adverse changes in those environments, could have material adverse impacts on our businesses

●	The money service business in which we operate requires compliance with high and strict standards in order to manage the financial and technological risks to which we may be exposed and the establishment and maintenance of adequate infrastructures, and the failure to manage these risks will have a material adverse effect on our business

●	The renewable energy industry is an emerging market which is constantly evolving and may not develop to the size or at the rate we expect

●	We face risks associated with the expansion of our business operations globally and if we are unable to effectively manage such risks, our business growth and profitability may be negatively affected

●	Our intellectual property rights are valuable, and any inability to protect them could adversely impact our business, operating results, and financial condition

●	We require various approvals, licenses, permits and certifications to operate our business. If we fail to obtain or renew any of these approvals, licenses, permits or certifications, it could materially and adversely affect our business and results of operations

●	Although the financial statements contained in this annual report were issued by U.S. auditors who are currently inspected by the PCAOB, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our Class A ordinary shares may be delisted or prohibited from trading

●	Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC operating subsidiaries, which could restrict our ability to act in response to changing market conditions in a timely manner

●	Dividends payable to our foreign investors and gains on the sale of our Class A ordinary shares by our foreign investors may become subject to PRC taxation

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A ordinary shares for a return on your investment

●	You may face difficulties in protecting your interests in the Company, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct our operations primarily in emerging markets

●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial

●	We are a “controlled company” within the meaning of the Nasdaq Rules, and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies

●	We have in the past incurred and continue to incur losses and negative cash flows from operating activities, and we may not achieve or sustain profitability

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

Our results of operations have been and may continue to fluctuate

Our operating results have, and may continue to, fluctuate from time to time as a result of a variety of factors, many of which are unpredictable and in certain instances are outside of our control, including but are not limited to:

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

In view of the rapidly evolving nature of our business, period-to-period comparisons of our operating results may not be meaningful, and investors should not rely upon them as an indication of future performance. Six months and annual expenses reflected in our financial statements may be significantly different from historical or projected rates. Our operating results in one or more future six-month periods may fall below the expectations of securities analysts and investors and the trading price of our Class A ordinary shares may be adversely affected as a result.

We may not successfully develop, market or launch any future Fintech, renewable energy，electrical power equipment and component manufacturing or new material manufacturing businesses or continue operating our existing businesses

As of the date of this annual report, we operate a self-developed proprietary cryptocurrency exchange business platform named Ebonex and a cross-border payment and foreign exchange platform named EbonFX in Australia. In December 2021 and March 2022, we received registration approval from the Australian Transaction Reports and Analysis Centre (the “AUSTRAC”) as a digital currency exchange provider and acquired a company with an Australian Financial Services Licence (“AFSL”) for engaging in financial services in Australia. In September and December 2021, we received the Trust or Company Service Provider (“TCSP”) Licences from the Companies Registry of Hong Kong, which allows us to carry on a trust or company service business in Hong Kong. In January 2022, we received registration approval as a Trust Company from the Companies Registry of Hong Kong, which allows us to engage in trust related business in Hong Kong. In September 2022, we received the Type 4 and 9 licences from the Securities and Futures Commission in Hong Kong, which allows us to carry on advising on securities and asset management service. In March 2023, we received the Money Service Operator (“MSO”) licence from Customs and Excise Department in Hong Kong, which allows us to operate money changing and remittance services. In April 2023, we received another registration approval from the AUSTRAC as a digital currency exchange provider and registration approval as an independent remittance dealer on the AUSTRAC Remittance Sector Register. In July and August 2025, we received another registration approval as an independent remittance dealer on the AUSTRAC Remittance Sector Register and received another AFSL for engaging in financial services in Australia. We are in the process of obtaining relevant license and approval for our subsidiary in Australia to engage in the renewable energy related business and we are at an initial preparatory stage of the electrical power equipment and component manufacturing and new material manufacturing in suitable regions. There is no guarantee that we will receive any additional required approvals and licenses for our proposed businesses in such jurisdictions in a timely manner or on commercially reasonable terms, or at all, or that we will commence the proposed businesses as planned, if at all. Additionally, as we have limited experience in operating the proposed businesses, we will need to obtain additional management, regulatory compliance technical expertise and devote substantial time and effort to these initiatives, which may not be as profitable as we expected or at all. In addition, we may face relevant restrictions from existing and future regulations in connection with our expansion into such lines of businesses. While we have been closely monitoring the development of the relevant regulations and have been in communication with regulatory authorities, these business initiatives may not be viable due to regulatory concerns. Our plan to develop, market or launch any future Fintech, renewable energy，electrical power equipment and component manufacturing or new material manufacturing businesses or to continue operating our existing businesses may suffer significant delays in our efforts and may ultimately not be successful. It is possible that the launch of our future Fintech, renewable energy, electrical power equipment and component manufacturing or new material manufacturing businesses may never occur, and even if the proposed businesses are successfully developed, it is possible that they will not be accessed or utilized by a sufficient number of users or will otherwise not achieve a viable business scale or market acceptance.

Adverse changes in global economic and financial conditions may negatively affect our business, financial condition and results of operations.

Our business is affected by global economic and financial conditions. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies. The conflict in Ukraine, the imposition of broad economic sanctions on Russia and the conflict in Iran has and could continue raising energy prices and could disrupt global markets. Unrest, terrorist threats and the potential for war may increase market volatility across the globe. A downturn in the global economy or disruptions in financial markets can result in reduced consumer and business spending, lower demand for our products and services, and increased default rates on accounts receivable. Such conditions may also negatively impact our ability to access capital markets and obtain financing on favorable terms. Furthermore, global economic uncertainty may cause our customers and business partners to delay or reduce their spending, which could adversely affect our business, financial condition and results of operations.

The current regulatory environment in foreign markets, and any adverse changes in those environments, could have material adverse impacts on our businesses

We currently export our products to various overseas markets, have been operating a cryptocurrency exchange platform and a cross-border payment and foreign exchange platform, and we intend to further develop our business and operations in the future to provide Fintech, renewable energy, electrical power equipment and component manufacturing and new material manufacturing businesses in suitable jurisdictions, including, but not limited to, Hong Kong, Australia and the United States. Our businesses could therefore be significantly affected by regulatory developments in such jurisdictions.

We expect that regulations governing our current and planned business operations will vary from country to country as well as within countries. We cannot assure you that we will be familiar with local laws and regulations at all times when we conduct and develop businesses and operations in a foreign country. An increase in the regulation of such operations may affect our existing or proposed businesses by increasing compliance costs or prohibiting certain or all of our existing or proposed activities. In addition, existing and proposed laws and regulations can delay or impede the development of new products and/or services, result in negative publicity, decrease demand for our products and/or services, require significant management time and attention, and subject us to claims or other remedies, including fines or demands that we modify or cease existing business practices.

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

If we are unable to manage our growth or execute our strategies effectively, our business, results of operations and financial condition may be materially and adversely affected

As of the date of this annual report, we have been operating a cryptocurrency exchange platform and a cross-border payment and foreign exchange platform outside the PRC; have received registration approval as a digital currency exchange provider, acquired a company with an AFSL and received an AFSL through another subsidiary, obtained registration approval as an independent remittance dealer in Australia; received the MSO Licence, Type 4 and 9 licences, the TCSP licences and registration approval as a Trust Company in Hong Kong; and we are in the process of obtaining relevant licence and approval for our subsidiary in Australia to engage in the renewable energy related business. We may fail to successfully execute our expansion plan due to our limited resources and other reasons beyond our control. For example, our Fintech and renewable energy related services and/or products may be unable to compete effectively with other similar services and/or products already available to the Fintech or renewable energy community. We may also not be able to predict the trends and market size of such industries. Should we fail to successfully manage our growth or implement our strategies, the resources we allocate to the new business lines will be wasted, and our business, results of operations and financial condition could be materially and adversely affected.

Each of our subsidiaries in Australia, Hong Kong, the United States and other overseas jurisdictions have a limited operating history, which makes it hard for us to evaluate their abilities to generate revenue through operations, and to date, some of them has not generated material revenue from any commercially available blockchain products, Fintech services, or renewable energy products

Our subsidiaries in Australia, Hong Kong, the United States and other overseas jurisdictions have been formed since 2020 primarily for the purpose of establishing our blockchain, Fintech and renewable energy businesses, while also allowing for the exploration and development of other business activities in accordance with our overall strategic planning and evolving market conditions. Their limited operating history and the relative immaturity of certain of the industries in which such subsidiaries operate make it difficult for us to evaluate their current business and future prospects. They have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate uses of their limited resources, gaining market acceptance, managing a complex and evolving regulatory landscape and developing, integrating or scaling new products and services. As industry conditions, regulatory environments and market demand continue to evolve, we may adjust our strategic deployment, business focus and operating model from time to time, including through modifications to the scope and operations of our overseas subsidiaries, and as a result, these subsidiaries’ current or future operating model may require changes in order for them to scale their operations efficiently and be successful. Investors in our securities should consider the business and prospects of our overseas subsidiaries in light of the risks and uncertainties they face as early-stage companies operating in emerging and evolving industries, including but not limited to blockchain, Fintech, renewable energy and other business areas that we may pursue in the future, such as electrical power equipment and component manufacturing and new material manufacturing.

We face risks associated with the expansion of our business operations globally and if we are unable to effectively manage such risks, our business growth and profitability may be negatively affected

We intend to grow our business in part by expanding our sales network and operations internationally. Our expansion plans include possibly establishing a manufacturing facility and offices for sales, research and development and other operations in the United States; and we are at an early stage of establishing Fintech service platforms and renewable energy businesses in Australia and other overseas jurisdictions. Any significant deterioration in the relationship between any of these countries and region may have a material and adverse effect on our proposed business operations in these jurisdictions. However, there are risks associated with such global expansion plans, including:

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

The businesses that we are pursuing through certain of our subsidiaries’ initiatives are novel and subject to technical, operational, financial, regulatory, legal, reputational and marketing risks and we cannot assure you that such acquisitions or strategic alliances may be successfully implemented

We have and may continue to acquire interests in various businesses, including but not limited to Fintech companies, digital currency transfer and payment, renewable energy, electrical power equipment and component manufacturing and new material manufacturing businesses. We have limited experience with the operation of such businesses. For example, government policies and regulations on power, including renewable energy, vary among different countries and states depending on the development and usage of power sources. Licenses and registrations that we may be required to obtain may subject us to various anti-money laundering, KYC, record-keeping, reporting and capital and bonding requirements, limitations on the investment of customer funds, and inspection by regulatory agencies. These are areas in which we do not have substantial experience and which are subject to the risks of novel businesses, including technical, operational, financial, regulatory, legal and reputational risks, as well as the risk that we may be unable to market, license or sell our technology successfully or profitably. The occurrence of any such risks, any such penalties, or even allegations of criminal or civil misconduct, could have a material adverse effect on us and on our financial results and business.

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

We depend on major mobile operating systems and third-party platforms for the distribution of certain products and services. If Google Play, the Apple App Store, or other platforms prevent customers from downloading our apps, our ability to grow may be adversely affected

We rely upon third-party platforms for the distribution of certain products and services. Our Ebonex apps are provided to eligible users as free applications through both the Apple App Store and the Google Play Store. The Google Play Store and Apple App Store are global application distribution platforms and the main distribution channels for our apps. As such, the promotion, distribution, and operation of our apps are subject to the respective platforms’ terms and policies for application developers, which are very broad and subject to frequent changes and re-interpretation. Further, these distribution platforms often contain restrictions related to cryptocurrency assets that are uncertain, broadly construed, and can limit the nature and scope of services that can be offered. If our products are found to be in violation of any such terms and conditions, we may no longer be able to offer our products through such third-party platforms. There can be no guarantee that third-party platforms will continue to support our product offerings, or that customers will be able to continue to use our products. In addition, we may, from time to time, based on changes in our business strategy, regulatory considerations, compliance requirements, or other operational factors, adjust our reliance on, or use of, certain third-party distribution platforms, including making changes to the manner, scope or extent of such use. Any changes, bugs, technical or regulatory issues with third-party platforms, our relationships with mobile manufacturers and carriers, or changes to their terms of service or policies could degrade our products’ functionalities, reduce or eliminate our ability to distribute our products, give preferential treatment to competitive products, limit our ability to deliver high quality offerings, or impose fees or other charges, or otherwise affect the availability, visibility or accessibility of our products, any of which could affect our product usage and harm our business.

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

Meaningful concentration of revenue generated from our cryptocurrency exchange business comes from stablecoin income related to fiat and USDT. If revenue from these areas declines and is not replaced by new demand for crypto assets or other products and services, our business, operating results, and financial condition could be adversely affected

While we support a diverse portfolio of crypto assets for trading and custody, our net revenue from our crypto exchange platform is concentrated in a limited number of areas, such as transaction fees in connection with Bitcoin, Ethereum and stablecoins such as USDC and USDT. In addition to the factors impacting the broader cryptoeconomy described in this section, our revenue may be adversely affected if the markets for Bitcoin and Ethereum deteriorate or if their prices decline, including as a result of the following factors:

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

Our use of open source software code may subject our software to general release or require us to re-engineer our software, which could harm our business

Our technology platform uses open source software code. Companies that incorporate open source software into their products have, from time to time, faced claims challenging the ownership of open source software. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software. In addition, some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code in their software and make any derivative works of the open source code available on unfavorable terms or at no cost. Open source license terms may be ambiguous, and many of the risks associated with usage of open source software cannot be eliminated. We believe that our use of open source software is in compliance with the relevant open source software licenses and does not require disclosure of any of our source code. However, if we were found to have inappropriately used open source software, we may be required to release our proprietary source code, reengineer or discontinue use of our software or take other remedial action any or all of which could cause disruptions in, or impose significant costs on, our business.

We plan to increase our export of products to the United States and the European Union in the future, which may be subject to high tariff rates resulting from protectionism trade policies, and as a result, our future sales volumes, profitability and results of operations will be materially and adversely affected

Historically, only a small portion of our mining machines were exported to the United States and no renewable energy product was exported to the United States. Going forward we plan to increase our export of products to the U.S. market, including but not limited to, renewable energy products，electrical power equipment and components, new material products. However, the United States and China have recently been involved in controversy over trade barriers that have threatened a trade war between these two countries, and have implemented tariffs on certain imported products. Although the United States had not announced any trade policies that may directly impact the export of our products as of the date of this annual report, we cannot accurately predict whether any anti-dumping duties, tariffs or quota fees will be imposed on our products by the United States in the future. Any tariff or other trade restriction on imported goods could increase the cost of our products to customers and building products facilities in the United States, disrupt supply chains, or increase compliance and administrative costs, thereby reducing the competitiveness of our products in the U.S. market. As a result, our future sales volumes, profitability and results of operations could be adversely affected.

In addition, we also intend to increase our export of products to the European Union in the future. However, the worldwide populism trend that calls for protectionism trade policy and potential international trade disputes could cause turbulence in the international markets. These government policies or trade barriers could increase the prices of our products and cause us to lose our sales and market share to our competitors in these countries.

The average selling prices of certain products may decrease from time to time due to technological advancement and we may not be able to pass onto our suppliers such decreases, which may in turn adversely affect our profitability

The industries in which we operate are characterized by rapid launches of new products, continuous technological advancements and changing market trends and customer preferences, all of which translate to a shorter life cycle and a decrease in the average selling prices of products over time. Because we compete in the environment of rapidly-evolving technology advancement and market trends and developments of such industries, we cannot assume that we will be able to pass on any decrease in average selling prices of our products to our suppliers. If the average selling prices of our products unusually or significantly decrease and such decreases cannot be offset by a corresponding decrease in the prices of the principal components of our products, our gross profit margins may be materially and adversely affected, which in turn, may adversely affect our profitability.

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

Shortages in, or rises in the prices of, the components of our products may adversely affect our business

Given the long production period to manufacture, assemble, and deliver certain components and products, problems could arise in planning production and managing inventory levels that could seriously interrupt our operations, including the possibility of defective parts, an increase in component costs, delays in delivery schedules, and shortages of components. For example, our renewable energy products rely on components such as inverters, batteries, battery enclosures, connectors, and other structural components. The production of these current products depends on obtaining adequate supplies of these components on a timely basis and at competitive prices. We do not typically maintain large inventory of the components, and rather purchase them on an “as-needed” basis from various third-party component manufacturers that satisfy our quality standards and meet our production requirements. We may have to turn to less reputable suppliers if we cannot source adequate components from our regular suppliers. Under such circumstances, the quality of the components may suffer and could cause performance issues in our products.

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

Cryptocurrency exchanges and wallets, and to a lesser extent, cryptocurrency blockchains themselves, may be susceptible to hacking and fraud risks, which may adversely erode user confidence in cryptocurrencies, and adversely impact our brand and reputation and our business, operating results, and financial condition

Cryptocurrency transactions are entirely digital and, as with any virtual system, face risk from hackers, malware and operational glitches. For example, hackers can target cryptocurrency exchanges, wallets, and custodians to gain unauthorized access to the private keys associated with the wallet addresses where cryptocurrencies are stored. Cryptocurrency transactions and accounts are not insured by any type of government program and cryptocurrency transactions generally are immutable by design. Certain features of cryptocurrency networks, such as decentralization, open source protocols, and reliance on peer-to-peer connectivity, may increase the risk of fraud or cyberattack by potentially reducing the likelihood of a coordinated response. Cryptocurrencies have been susceptible to hacking and several cryptocurrency exchanges and miners have reported cryptocurrency losses, which highlights the concern over the security of cryptocurrencies and in turn affects the demand and the market price of cryptocurrencies. In addition, while cryptocurrencies use private key encryption to verify owners and register transactions, scammers and other bad actors may attempt to sell fraudulent digital assets. The techniques used to obtain unauthorized, improper, or illegal access to systems and information (including customers’ personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. Additionally, certain threats are designed to remain dormant or undetectable until launched against a target and we may not be able to implement adequate preventative or protective measures. These risks may adversely affect the operation of the cryptocurrency network which would erode user confidence in digital assets, or in the use of technology to conduct financial transactions, which could negatively impact us, including the market perception of the effectiveness of our security measures and the technology infrastructure of our exchange platforms.

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

Because there has been limited precedent set for financial accounting of Bitcoin and other crypto assets, the determination that we have made for how to account for Bitcoin assets transactions may be subject to change

While official accounting guidance for crypto assets has been issued in recent years and we have adopted the relevant accounting standards in the current year, differences in regulatory interpretation and incomplete supplementary rules still exist. Our current accounting treatment for Bitcoin and other crypto assets and related revenue recognition may require further adjustments. Changes in accounting standards, regulatory interpretations or disclosure requirements could compel us to revise accounting policies and restate financial statements. Such a restatement could negatively impact our business, prospects, financial condition and results of operation. Such circumstances would also have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which would potentially have a material adverse effect on the value of any cryptocurrencies we hold or expects to acquire for our own account and harm investors.

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

High customer concentration exposes us to all of the risks faced by our major customers and may subject us to significant fluctuations or declines in revenues

Our customers include both enterprises and individuals. A limited number of our major customers, however, have contributed a significant portion of our revenues in the past. Our revenue from the top ten largest customers accounted for approximately 44%, 31% and 56% of our total revenues in 2023, 2024 and 2025. Although we continually seek to diversify our customer base, we cannot assure you that the proportion of the revenue contribution from these customers to our total revenues will decrease in the near future. We offer credit sales to our major, long-term customers. Dependence on a limited number of major customers will expose us to the risks of substantial losses and may increase our account receivables and extend its turn over days if any of them reduces or even ceases business collaborations with us. Specifically, any one of the following events, among others, may cause material fluctuations or declines in our revenues and have a material and adverse effect on our business, financial condition, results of operations and prospects:

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

We are exposed to credit risks and concentration of credit risks in relation to defaults from counterparties

There are credit risks associated with our business. In particular, for our product sales business, we always use credit sales, and our service business may also have credit risks as our products become more diverse. As of December 31, 2024 and 2025, our net accounts receivable was US$1.6 million and US$ 1.1 million, respectively, and we recorded allowance for credit losses of US$2.1 million and US$2.4 million, as of the same dates.

In addition, we also face concentration of credit risks associated with our business. Our exposure to credit risk is influenced mainly by the individual characteristics of each customer as well as the industry or country in which the customers operate and is concentrated on a few customers. As of December 31, 2024 and 2025, 27% and 37% of our total accounts receivables were due from one of our customers, respectively.

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

Our prepayments to suppliers may subject us to counterparty risk associated with such suppliers and negatively affect our liquidity

We are required to prepay some of our suppliers before the service is provided to secure the supplier’s production capacity. As of December 31, 2024 and 2025, the outstanding balance of prepayments we made to our suppliers amounted to US$0.07 million and US$0.5 million, respectively. The amount of our prepayments may significantly increase as we continue to pursue technological advancement. We are subject to counterparty risk exposure to our suppliers. Any failure by our suppliers to perform their contract obligations on a timely manner and/or with our requested quality may result in us not being able to fulfill customers’ orders accordingly. In such event, we may not be able to regain the prepayment in a timely manner or in full, even though our suppliers are obligated to return such prepayments under specified circumstances as previously agreed upon. Furthermore, if the cash outflows for the prepayments significantly exceed the cash inflows during any period, our future liquidity position will be adversely affected.

If we experience difficulty in collecting our trade receivables, our liquidity, financial condition and results of operations would be negatively impacted

We derive our revenues from the sale of products and are subject to counterparty risks such as our customer’s inability to pay. As of December 31, 2024 and 2025, our trade receivables amounted to US$1.6 million and US$1.1 million, respectively. There can be no assurance that we will be able to collect our trade receivables on a timely basis, and our trade receivable turnover days may increase, which in turn could materially and adversely affect our liquidity, financial condition and results of operations.

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

In order to maintain an appropriate inventory level of finished goods and raw materials to meet market demand, we adjust our procurement amount and production schedule from time to time based on customers’ orders and anticipated demand. We also carry out an inventory review and an aging analysis on a regular basis. We make provision for obsolete and slow-moving inventory of raw materials and finished goods that are no longer suitable for use in production or sale. However, we cannot guarantee that these measures will always be effective and that we will be able to maintain an appropriate inventory level. We may also be exposed to the risk of holding excessive inventory, including older generation products that are less marketable, which may increase our inventory holding costs and subject us to the risk of inventory obsolescence or write-offs, which could have a material adverse effect on our business, results of operations and financial condition. For example, we recorded write-down for the potentially obsolete, slow-moving inventory and lower of cost or market adjustment of US$0.3 million, US$0.3 million and US$0.05 million in 2023, 2024 and 2025, respectively. If we cannot maintain an appropriate inventory level, we may lose sales and market share to our competitors.

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

We rely on third-party logistics service providers to deliver our products. Disruption in logistics may prevent us from meeting customer demand and our business, results of operations and financial condition may suffer as a result

We partner with third-party logistics service providers to transport products from our production partners to our assembly plant, from our warehouses to our customers, and leverage maritime shipping services to transport products to overseas warehouses. Disputes with or termination of our contractual relationships with one or more of our logistics service providers could result in delayed delivery of products or increased costs. There can be no assurance that we can continue or extend relationships with our current logistics service providers on terms acceptable to us, or that we will be able to establish relationships with new logistics service providers to ensure accurate, timely and cost-efficient delivery services. If we are unable to maintain or develop good relationships with our preferred logistics service providers, it may inhibit our ability to offer products in sufficient quantities, on a timely basis, or at prices acceptable to our consumers. If there is any breakdown in our relationships with our preferred logistics service providers, we cannot assure you that no interruptions in our product delivery would occur or that they would not materially and adversely affect our business, prospects and results of operations.

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

We may discontinue, restructure or divest certain lines of business or operations, which may materially and adversely affect our business, financial condition and results of operations.

We continually evaluate our portfolio of business lines and may divest, restructure, or discontinue operations that are not profitable or core to our business. These actions could result in losses, impairment charges, or other costs. The process of discontinuing, restructuring or divesting businesses may be disruptive to our operations and may divert management attention from our core business.  Furthermore, any such divestitures or discontinuations could disrupt our business, negatively affect employee morale, and harm our reputation. There can be no assurance that any such measures will improve our overall financial performance or achieve the intended strategic objectives.

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

We incurred a foreign exchange loss of US$2.2 million in 2024, and a foreign exchange gain of US$0.5 million and US$3.1 million in 2023 and 2025, respectively. We had currency translation gains of US$0.9 million in 2024, recognized in other comprehensive gain, and currency transaction loss of US$2.3 million and US$0.8 million in 2023 and 2025, respectively, which is recognized in other comprehensive loss. Such currency translation gains or losses resulted from exchange differences on translation of financial statements of our entities using currencies other than U.S. dollars as their functional currencies; there is no tax impact generated during the translation.

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

Our corporate actions are significantly influenced by our principal shareholders, including Mr. Hu, our chairman of the board of directors, chief executive officer and chief financial officer, who have the ability to exert significant influence over important corporate matters that require approval of shareholders while their interests may differ from those of the other shareholders. This may deprive you of the opportunity to receive a premium for your Class A Ordinary Shares and materially reduce the value of your investment

Our share capital is designated into Class A ordinary shares and Class B ordinary shares, par value HK$0.03 per share (“Class B ordinary shares”). Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to twenty (20) votes at general meetings of our shareholders. Mr. Hu, our chairman of the board of directors, chief executive officer and chief financial officer, beneficially owns 100% of our Class B ordinary shares, representing approximately 86.2% of the aggregate voting power of our issued and outstanding share capital as of April 24, 2026. However, the interests of our chairman of the board of directors, chief executive officer and chief financial officer may differ from the interests of other shareholders. This concentration of ownership and the protective provisions in our second amended and restated articles of association (the “Articles”) may discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our Class A ordinary shares. We may not be able to enter into other transactions that could be beneficial to us without the consent of Mr. Hu. As a result of the foregoing, the value of your investment could be materially reduced.

Any change or discontinuation of preferential tax treatment we currently enjoy would increase our tax charge

Our PRC subsidiaries are subject to the PRC corporate income tax at a standard rate of 25% on their taxable income, but in 2023, 2024 and 2025, preferential tax treatment was available to three (3), three (3) and two (2) of our PRC subsidiaries respectively. Zhejiang Ebang obtained the “high-tech enterprise” tax status in November 2017, which reduced its statutory income tax rate to 15% from November 2017 to November 2020. Zhejiang Ebang further re-applied and obtained the “high-tech enterprise” tax status for three years from December 2020. At the end of the three-year period, Zhejiang Ebang further re-applied and obtained the “high-enterprise” tax status. For the years ended December 31, 2025, 2024 and 2023, Zhejiang Ebang was qualified as HNTE and entitled to a preferential income tax rate of 15%. Hangzhou Dewang obtained the “high-tech enterprise” tax status in November 2018, which reduced its statutory income tax rate to 15% from November 2018 to November 2021. Hangzhou Dewang further re-applied and obtained the tax status “high-tech enterprise” tax for the three-year period start from December 2021. In addition, Ebang IT obtained the “high-tech enterprise” tax status in December 2021, which reduced its statutory income tax rate to 15% from December 2021 to December 2024. For the years ended December 31, 2025 and 2024, Redback Hangzhou was qualified as HNTE and entitled to a preferential income tax rate of 15%.

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

Although the financial statements contained in this annual report were issued by U.S. auditors who are currently inspected by the PCAOB, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our Class A ordinary shares may be delisted or prohibited from trading

Pursuant to the HFCAA, enacted in December 2020, if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit its securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 29, 2022, President Biden signed the Consolidated Appropriations Act, 2023, which, among other things, amended the HFCAA to reduce the time period under the HFCAA to two consecutive years instead of three consecutive years.

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

The financial statements contained in this annual report for the year ended December 31, 2025 was audited by MaloneBailey, LLP, which is an independent registered public accounting firm that is headquartered in the United States with offices in Beijing and Shenzhen. MaloneBailey, LLP is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination on December 16, 2021. As of the date of this annual report, we have not been identified by the SEC as a commission-identified issuer under the HFCAA. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. Furthermore, the HFCAA and related laws, which now require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years, may result in the delisting of our Class A ordinary shares or the prohibition of trading in our securities in the future if the PCAOB is unable to inspect our auditor at such future time. Delisting may cause a significant decrease in or a total loss of the value of our securities. Although a shareholder’s ownership of our Company may not decrease directly from delisting, the ownership may become worth much less, or, in some cases, lose its entire value.

We incur significant costs and demands upon management and accounting and finance resources as a result of complying with the laws and regulations affecting public companies; if we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements and otherwise make timely and accurate public disclosure could be impaired, which could harm our operating results, our ability to operate our business and our reputation

As a public reporting company, we are required to, among other things, maintain a system of effective internal control over financial reporting. Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Substantial work will continue to be required to further implement, document, assess, test and remediate our system of internal controls. As of December 31, 2025, our disclosure controls and procedures were not effective and management determined that we did not maintain effective internal control over financial reporting due to a material weakness. Management is undertaking actions to remediate the material weaknesses, but there is no assurance they will be remediated this year. See “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.”

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

In addition, based on the Negative List for Market Access (2025) which became effective on April 16, 2025, “the Catalogue for Guidance on Industrial Restructuring shall be included in the Negative List for Market Access”; and according to the Decision of the State Council on Promulgating and Implementing the “Temporary Provisions on Promoting Industrial Structure Adjustment”, valid from December 2, 2005, ”[i]n principle, the ‘Guidance Catalogue for the Industrial Structure Adjustment’ shall apply to various types of enterprises inside China.” “[t]he industries of the eliminated category under the ‘Guidance Catalogue for the Industrial Structure Adjustment’ shall apply to the foreign investment enterprises” and “[i]nvestments are prohibited from being contributed to projects under the eliminated category.” Furthermore, the NDRC released on December 27, 2023 its No. 7 Decree, announcing that the Decision of the National Development and Reform Commission on Amending the Guiding Catalog for Industrial Restructuring (2024 Version) (the “Amended Catalog”). The Amended Catalog added ‘virtual currency mining activities’ to the eliminated category of ’1. outdated production processing and equipment’ under the original Catalog.

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

In recent years, escalating trade tensions between the United States and China have resulted in the imposition of tariffs, export controls, and other trade barriers. These measures have increased the cost of doing business, disrupted supply chains, and created uncertainty for companies operating across borders. If such trade restrictions continue or intensify, they may negatively impact our ability to serve customers, manage costs, or maintain competitive pricing.

The United States and China have imposed new and higher tariffs on goods imported from each other, including tariff increases announced by both countries in early 2025, which marked a significant intensification of the ongoing trade war, disrupting global supply chains, increasing costs for businesses, and contributing to market volatility. On February 20, 2026, the U.S. Supreme Court held in Learning Resources, Inc. v. Trump that the International Emergency Economic Powers Act (“IEEPA”) does not authorize a U.S. President to impose tariffs during peacetime national emergencies and that the challenge to the legality of the tariffs imposed under IEEPA (the “incremental tariffs”) was within the exclusive jurisdiction of the U.S. Court of International Trade (“CIT”), thus affirming the prior decision of the CIT in V.O.S. Selections, Inc. v. United States. As a result, on February 20, 2026, President Trump of the United States issued an executive order stating that the incremental tariffs were no longer in effect and ending the collection of the incremental tariffs. However, President Trump then issued an additional executive order imposing tariffs pursuant to Section 122 of the Trade Act of 1974 for 150 days, effective on February 24, 2026. The decision does not effect existing tariffs on Chinese goods imposed under Section 301 of the Trade Act of 1974 or Section 232 of the Trade Extension Act, meaning the overall tariff rate has been reduced by five percentage points at the current time. President Trump has vowed to implement alternative tariffs under other statutes. The situation remains fluid. If the United States or China continues imposing such tariffs, or if additional tariffs or trade restrictions are implemented by the United States or by China, the resulting trade barriers could have a significant adverse impact on our business. The adoption and expansion of trade restrictions and tariffs, quotas and embargoes, sanctions, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies, has the potential to adversely impact our costs, our suppliers and the world economy in general, which in turn could have a material adverse effect on our business, results of operations and financial condition.

During President Trump’s first term in office, he signed executive orders banning transactions by any person, or with respect to any property, subject to the jurisdiction of the United States with respect to WeChat, and with persons that develop or control the following Chinese-connected software applications: Alipay, CamScanner, QQ Wallet, SHAREit, Tencent QQ, VMate, WeChat Pay, and WPS Office, some of which are critical to the operation of our business. These executive orders were revoked on June 9, 2021 by former President Biden, who then signed an executive order directing the Department of Commerce to launch a national security review of apps with links to foreign adversaries (which is defined to include China) and issue recommendations for regulatory and legislative action to address the associated risks. The implementation of this executive order could adversely affect our business.

On August 9, 2023, the Biden administration released an executive order and an advanced notice of proposed rule-making (the “ANPRM”) providing a conceptual framework for outbound investment controls focused on China. Further to this ANPRM, on June 21, 2024, the U.S. Department of the Treasury (the “Treasury”) issued a proposed rule on outbound U.S. investments involving China that generally follows the ANPRM. On October 28, 2024, the Treasury issued a Final Rule to implement the executive order of August 9, 2023, which became effective on January 2, 2025. The Final Rule targets investments involving persons and entities associated with “countries of concern,” currently only China, and it imposes investment prohibition and notification requirements on a wide range of investments in companies engaged in activities relating to three sectors: (1) advanced microchips and microelectronics, (2) quantum computing, and (3) artificial intelligence systems, with persons from countries of concern engaged in these technologies defined as “Covered Foreign Persons.” Investments by U.S. persons subject to the Final Rule, which are defined as “covered transactions,” include acquisitions of equity interests (including purchases of shares pursuant to the standby equity purchase agreement), certain debt financing, joint ventures, and certain investments as a limited partner in a non-U.S. person pooled investment fund. The Final Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities listed on a national stock exchange. The Final Rule is aimed at exerting greater U.S. government oversight over U.S. direct and indirect investments involving China, and may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe we are a Covered Foreign Person under the Final Rule. However, if we were to be deemed a “covered foreign person,” the Final Rule could limit our ability to raise capital, which could be detrimental to our capital raising capacity and our business, financial condition and prospects.

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

We adopted our Amended and Restated 2020 Share Incentive Plan (the “2020 Plan”), effective upon the completion of our initial public offering, and adopted our 2021 Share Incentive Plan (the “2021 Plan”), effective upon shareholder approval at the 2021 annual general meeting of shareholders held on December 15, 2021. As of the date of this annual report, we have granted 86,091 restricted shares (after forfeitures) under the 2020 Plan and we did not grant any awards under the 2021 Plan. We may grant share incentive awards under both or either plan in the future. When we do, from time to time, we need to apply for or update our registration with SAFE or its local branches on behalf of our employees or consultants who receive options or other equity-based incentive grants under the 2020 Plan, 2021 Plan or future share incentive plans we may adopt, and when we make material changes to such plan(s). However, we may not always be able to make applications or update our registration on behalf of our employees or consultants who hold any type of share incentive awards in compliance with Circular 7, nor can we assure you that such applications or registration updates will be successful. If we or the participants of our share incentive plan(s) who are PRC citizens fail to comply with Circular 7, we and/or such participants of our share incentive plan(s) may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their share options or remit proceeds gained from sale of their shares into China, and we may be prevented from further granting share incentive awards under our share incentive plans to our employees or consultants who are PRC citizens.

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

As of the date of this annual report, we have two wholly-owned subsidiaries and operating entities established in Hong Kong, HK Ebang Communications, principally in the business of trading of renewable energy products; and HK Ebang Digital, principally in the business of information technology development services. Neither entity has established any subsidiary or branch in the PRC or has committed any business operations in the PRC. For additional information, see “Item 4. Information on the Company – C. Organizational Structure.”

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

There can be no assurance that we will not be classified as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our Class A ordinary shares and related securities

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income (the “income test”) or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). There are uncertainties under current law with respect to the treatment of certain assets as passive or non-passive for purposes of the asset test. In particular, there is no definitive guidance on the treatment of cash that is being held for the purpose of future investment in non-passive income generating activities. Proposed regulations treat cash as a passive asset, with certain limited exceptions. However, such regulations have not been finalized and are not currently effective. Although we are of the view that we are not currently a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets, which may change over time if we expand and diversify our product offerings. Fluctuations in the market price of our Class A ordinary shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Class A ordinary shares (which has been and may continue to be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and our cash on hand, as well as the treatment of such cash as a passive or a non-passive asset in part or in whole.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—Certain Material U.S. Federal Income Tax Considerations”) holds our Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—Certain Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

Mr. Hu, our founder, chairman of the board of directors, chief executive officer and chief financial officer, beneficially owns all of our issued Class B ordinary shares. These Class B ordinary shares constituted approximately 23.8% of our total issued and outstanding shares of the Company and 86.2% of the aggregate voting power of the total issued and outstanding shares of the Company as of April 24, 2026. As a result of the dual-class share structure and the concentration of ownership, Mr. Hu has a considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares may view as beneficial.

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

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act on liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

General Risks

We have in the past incurred and continue to incur losses and negative cash flows from operating activities, and we may not achieve or sustain profitability

We incurred a loss from operations of US$53.6 million, US$30.4 million and US$25.3 million in 2023, 2024 and 2025, respectively. We generated gross loss of US$16.7 million in 2023, and incurred a gross profit of US$1.2 million and US$395 thousands in 2024 and 2025, respectively. We had negative cash flows from operating activities of US$ 11.5 million, US$17.6 million, US$9.0 million for 2023, 2024 and 2025, respectively. We cannot assure you that we will be able to generate net profit or positive cash flow from operating activities in the future. Our ability to achieve profitability will depend in large part on our ability to control expenses and manage our growth effectively, to achieve a more stable performance given the significant fluctuation and volatility of the cryptocurrency prices and our Fintech business, as well as to solidify existing market share in the renewable energy market through iterative technology products and services, and to expand new customer markets. We expect to continue to make investments in the development and expansion of our business, including pursuing business opportunities such as electrical power equipment and component manufacturing and new material manufacturing, which will place significant demands on our management and our operational and financial resources. Continuous expansion may increase the complexity of our business, and we may encounter various difficulties. We may fail to develop and improve our operational, financial and management controls, enhance our financial reporting systems and procedures, recruit, train and retain highly skilled personnel, or maintain customer satisfaction to effectively support and manage our growth. If we invest substantial time and resources to expand our operations but fail to manage the growth of our business and capitalize on our growth opportunities effectively, we may not be able to achieve profitability, and our business, results of operations and financial condition would be materially and adversely affected.

Our limited operating history and our volatile historical results of operations could make it difficult for us to forecast our business and assess the seasonality and volatility in our business

As the market for each of the industries in which we operate is relatively nascent and still rapidly evolving, we cannot forecast longer-term demand or order patterns for our products. Because of our limited operating history and historical data, as well as the limited visibility into future demand trends for our products, we may not be able to accurately forecast our future total revenue and budget our operating expenses accordingly. As most of our expenses are fixed in the short-term or incurred in advance of anticipated total revenue, we may not be able to adjust our expenses in a timely manner in order to offset any shortfall in revenue.

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

Our business requires significant financial resources and we may need additional capital but may not be able to obtain it in a timely manner and on favorable terms or at all

We had negative cash flows from operating activities of US$11.5 million, US$17.6 million and US$9.0 million for 2023, 2024 and 2025, respectively. We have in the past financed our working capital needs primarily through public offerings of our securities.

We may require additional cash resources due to the future growth, development and expansion of our business. Our future capital requirements may be substantial as we seek to expand our operations, diversify our product offering, and pursue acquisitions and equity investments. In addition, we accrued liabilities and other payables of US$6.3 million and accounts payable of US$0.4 million as of December 31, 2025. If our cash resources are insufficient to satisfy our cash requirements, we may be required to seek to issue additional equity or debt securities or obtain new or expanded credit facilities or enter into additional factoring arrangements.

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

We face risks of unexpected events, including natural disasters, acts of God and occurrence of epidemics, which could severely disrupt our business operations

Natural disasters, epidemics and other acts of God which are beyond our control may adversely affect the economy, infrastructure and livelihood of the people in the territories in which we operate and may materially and adversely affect our operations. Material damage to, or the loss of, such facilities due to fire, severe weather, flood, earthquake, or other acts of God or cause may not be adequately covered by proceeds of our insurance coverage and could materially and adversely affect our business and results of operations. Any outbreaks of contagious disease, acts of war or terrorist attacks may cause damage or disruption to our business, our employees and our markets, any of which could adversely impact our business and results of operations.

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

We will continue to incur increased costs as a public company, which could lower our profits or make it more difficult to run a business

As a public company, we have incurred significant legal, accounting and other expenses that we did not incur as a private company to ensure that we comply with the various requirements on corporate governance practices imposed by the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq. For example, we have increased the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have also incurred additional costs associated with our public company reporting requirements. We expect that these rules and regulations will continue to cause us to incur elevated legal and financial compliance costs, devote substantial management effort to ensure compliance and make some corporate activities more time-consuming and costly. We expect to continue incurring significant expenses and devoting substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

Since our initial listing on the Nasdaq Global Select Market, we have established our subsidiaries primarily in Australia, Hong Kong and the United States to expand overseas businesses. As of the date of this annual report, we have been operating a cryptocurrency exchange platform and a cross-border payment and foreign exchange platform outside the PRC; received registration approval as a digital currency exchange provider, acquired a company with an AFSL, received registration approval as an independent remittance dealer in Australia; received the MSO Licence, Type 4 and 9 licences, TCSP licence and registration approval as a Trust Company in Hong Kong. In November 2024, we commenced our renewable energy business through the acquisition of Redback Technologies in Australia. As industry conditions, regulatory environments and market demand continue to evolve, we may adjust our strategic deployment, business focus and operating model from time to time.

Corporate Information

Our principal executive offices are located at 600 East John Carpenter Freeway, Suite 110, Irving, Texas 75062. Our telephone number at this address is +1 (972) 689-1452. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111.

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our corporate website is http://www.ebang.com. The information contained therein or connected thereto shall not be deemed to be a part of or incorporated into this annual report.

B. Business Overview

With years of manufacturing experience and expertise in blockchain technology and Fintech, we have established ourselves as a key participant in these fields. Leveraging advanced technologies and cutting-edge financial services, our Fintech service platforms have been widely recognized by the market. Striving to diversify our offerings to achieve a more stable financial performance, we expanded into the renewable energy sector in Australia in November 2024, underscoring our commitment to sustainability and long-term growth. In the foreseeable future, we will continue to focus on our renewable energy business and further explore opportunities in related businesses, while proactively adapting to changes in market demand and seizing new development opportunities. Our diversified model enables us to explore synergies across our businesses, driving value for our Company and shareholders.

Overseas Expansion

Since our listing on the Nasdaq Global Select Market, we have established our subsidiaries primarily in Australia, Hong Kong and the United States to expand overseas businesses. As of the date of this annual report, we have been operating a self-developed proprietary cryptocurrency exchange platform, Ebonex, and a self-developed proprietary cross-border payment and foreign exchange platform, EbonFX, targeting qualified investors subject to compliance with applicable laws in the jurisdictions in which we operate, and have commenced our renewable energy business through the acquisition of Redback Technologies in Australia. We have also received registration approval from AUSTRAC as a digital currency exchange provider, which allows us to provide cryptocurrency exchange services in Australia; acquired a company with an AFSL and received an AFSL through another subsidiary for engaging in financial services in Australia; received registration approval as an independent remittance dealer on the AUSTRAC Remittance Sector Register, which allows us to provide remittance services in Australia; received the TCSP licence and registration approval as a Trust Company from the Company Registry in Hong Kong, which allows us to carry on a trust or company service business; received the MSO licence from the Customs and Excise Department in Hong Kong, which allows us to operate money changing and remittance services; and received the Type 4 and 9 licences from the Securities and Futures Commission in Hong Kong, which allows us to carry on advising on securities and asset management service. We are also in the process of obtaining additional relevant licence and approval for our subsidiary in Australia and we are at an initial preparatory stage of the electrical power equipment and component manufacturing and new material manufacturing in suitable regions. If and once obtained, the licence will allow us to operate renewable energy related businesses in Australia. Meanwhile, we are focused on application development, regulatory compliance and talent recruitment to ramp up execution of our new business plans for the expansion in these countries. We expect such ramp-up will support our future operations and our compliance with local rules and regulations. Our expenses to date to implement our new business plans, including establishing in Australia, Hong Kong and the United States, have been mainly on server rentals, application development, regulatory compliance, talent acquisition and offices rentals to set up blockchain, Fintech, renewable energy, electrical power equipment and component manufacturing and new material manufacturing businesses in the abovementioned countries and regions. There is no guarantee that we will receive any additional required approvals and licenses for our proposed business in these jurisdictions in a timely manner or on commercially reasonable terms, or at all, or that we will commence the proposed business as planned, or at all. If our operations at these jurisdictions or our execution of business plan proves incorrect, we may incur additional expenses or losses.

Any restrictions imposed by a foreign government could force us to restructure operations, perhaps significantly, which could result in significant costs and inefficiencies that harm our profitability, or even cause us to cease operations in the applicable jurisdiction. Fintech is an evolving sector and the regulatory schemes to which Fintech businesses may be subject in certain foreign jurisdictions may continue to develop. Accordingly, Fintech may face a degree of regulatory uncertainty in some markets. Various foreign jurisdictions may from time to time adopt laws, regulations or directives that affect our Fintech-related activities. Due in part to its international nature and the evolving stage of regulation, information regarding the regulation of Fintech in various jurisdictions may be limited. As the regulatory landscape continues to develop, market understanding of Fintech and the regulation thereof may also evolve. Similarly, the renewable energy business faces evolving regulations and dependent on government incentives (e.g., subsidies, tax credits). The regulatory environment for renewable energy is subject to constant change and varies widely across jurisdictions. Governments may introduce new policies, regulations, or incentives that could either support or hinder the development and operation of renewable energy business. These changes could materially impact the financial viability and profitability of our renewable energy business. Additionally, the sector is highly dependent on technological advancements and natural resources such as sunlight. Fluctuations in these resources or the emergence of new technologies could affect the efficiency and cost-effectiveness of our renewable energy businesses. The renewable energy market is also becoming increasingly competitive, which could lead to downward pressure on prices and margins. As we enter into the markets in Australia, Hong Kong and the United States, we expect to continue to monitor the local regulations regarding our businesses, retain local regulatory counsel, and will also actively explore new business opportunities.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The current regulatory environment in foreign markets, and any adverse changes in those environments, could have material adverse impacts on our businesses,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we are unable to manage our growth or execute our strategies effectively, our business, results of operations and financial condition may be materially and adversely affected,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may not successfully develop, market or launch any future Fintech, renewable energy, electrical power equipment and component manufacturing or new material manufacturing businesses or continue operating our existing businesses,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Each of our subsidiaries in Australia, Hong Kong, the United States and other overseas jurisdictions have a limited operating history, which makes it hard for us to evaluate their abilities to generate revenue through operations, and to date, some of them has not generated material revenue from any commercially available blockchain products, Fintech services, or renewable energy products,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We face risks associated with the expansion of our business operations globally and if we are unable to effectively manage such risks, our business growth and profitability may be negatively affected,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business— The businesses that we are pursuing through certain of our subsidiaries’ initiatives are novel and subject to technical, operational, financial, regulatory, legal, reputational and marketing risks and we cannot assure you that such acquisitions or strategic alliances may be successfully implemented,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We require various approvals, licenses, permits and certifications to operate our business. If we fail to obtain or renew any of these approvals, licenses, permits or certifications, it could materially and adversely affect our business and results of operations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We face intense industry competition” for details of the associated risks.

Our Business

Our business lines are: Fintech, renewable energy, telecommunications, and blockchain products. To achieve a more stable financial performance, we are focused on consolidating our Fintech business, developing our renewable energy business, and exploring opportunities in emerging sectors. We intend to continue to concentrate our efforts in our core and related business areas in the foreseeable future, while remaining adaptable to market demands and open to new opportunities. As industry conditions, regulatory environments and market demand continue to evolve, we may adjust our strategic deployment, business focus and operating model from time to time. Our strategic plan will evolve as we identify and pursue growth initiatives that support the long-term development of our business and value creation for our shareholders.

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

Our Cross-Border Payment and Foreign Exchange Business

In March 2022, we established our cross-border payment and foreign exchange business in Australia, aimed at small to medium business enterprises (“SMEs”) and high net-worth individual clients, through the acquisition of an established specialist cross-border payment company that has been in operations for over 10 years in Australia. The strategic acquisition provides immediate scale, capability, and expertise to facilitate our entry into the global financial markets. Together with our strong internal technological capabilities, we have successfully launched our self-developed proprietary cross-border payment and foreign exchange platform, EbonFX. The cross-border payment and foreign exchange business offers a comprehensive range of cost-effective payment and risk management solutions to businesses looking to manage their currency exposure and streamline their international payments, while satisfying relevant AML/CTF, KYC, and KYT regulatory requirements. Backed by our network of established partnerships with banks and regulated financial institutions globally, EbonFX is an ASIC licenced and AUSTRAC regulated business that enables its customers to transact safely and securely with confidence in multiple currencies and 180 countries across the world.

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

Our Renewable Energy Business

Our renewable energy business was launched in November 2024 through the acquisition of Redback Technologies, which has been in operation for over 10 years in Australia. This business primarily offers solar and battery storage solutions and Software as a Service (“SaaS”) data visualization and analytics solutions. Our renewable solar and battery storage systems are designed to withstand harsh climatic conditions, ensuring durability indoors and outdoors. We provide reliable and affordable solutions to reduce electricity costs and enhance energy independence by harnessing solar energy, commonly recognized by industry publications as one of the cleanest and most affordable energy sources globally. Our embedded energy management system (“EMS”) monitors over 200 data points per minute, optimizing energy use, and connecting users to virtual power plants (“VPPs”). VPPs are typically run by an energy retailer and trade electricity based on the spot price of electricity on the market. Customers who subscribe to a VPP service allow their retailer to use their battery to discharge (or in some cases if pricing is negative, charge) in exchange for a rebate on their power bill or open access to the wholesale electricity market. This works well for VPPs customers because they can often sell energy at a higher price which is stored in the batteries.

In addition, we provide SaaS data visualization and analytics solution through a real-time energy and sustainability platform hosted in Australia that is cost-effective and supported by specialized devices. The platform’s advanced analytics provides deep insights, enabling environmental, social, and governance (“ESG”) reporting, optimizing energy use, and allows users to cutdown costs. Its flexibility supports diverse energy, electricity and water monitoring, giving a complete view of a site’s Scope 2 energy usage. The data from our specialized smart meters can read data in real time and conduct analytics to enable the safety analysis, enabling us to detect degrading neutral circuits, preventing life-threatening faults such as a neutral integrity failure.

Solar and battery storage solution

We aim to empower homes and businesses to achieve self-sufficiency through the provision of renewable solar and battery storage solutions. Redback Operations introduced the first-ever “all-in-one” hybrid solar and storage solution into the market in late 2015. This innovation-centric design philosophy that remains central to our business. Our specialized embedded EMS provides all of our solar and storage products with market-leading monitoring and control through direct integration with the Redback Cloud Platform. We use this solution to control the solar and storage system and loads to create a better financial outcome for our customers and enable systems to utilize the VPP services.

Our range of solutions includes (but is not limited to) the following:

●	Smart Solar Inverters: Consist of four different power level single-phase solar inverters and built-in smart load controls. Our solution is suitable for all homeowners looking for a solar renewable energy solution.

●	Hybrid Solar and Storage Systems: Consist of ten models that range in power level and are suitable for single and three-phase connections; these hybrid systems are all-in-one solutions. Combining variations of solar inverter and battery allow customers to store their generated solar power for later or subscribe to a VPP service to sell their power on the energy market. This solution offers a high level of energy independence and generates high returns for our customers.

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

Our platform solution provides (but is not limited to) the following services:

●	Safety: Utilizing our specialized “Neutral Integrity” algorithm, we are able to detect life-threatening faults and connect to safety services to prevent potentially fatal outcomes. The Neutral Integrity algorithm analyzes the voltage, current, impedance, etc. The Neutral Integrity algorithm analyses voltage, current, impedance, and related electrical data reported by smart meters at a residence and surrounding properties to determine if the neutral integrity is faulty or failing, which may present a life-threatening situation.

●	Power Quality: We collect, monitor and analyze data to detect compliance of assets on the power network to relevant standards, power theft, life support power loss and calculate feeder dynamic operating envelopes, among other things. Dynamic operating envelopes are the “safe” region at which the feeder (the transformer, power lines, homes and appliances) can operate safely based on the input of distributed power sources like solar, battery, storage, electric vehicles, as well as loads such as hot water heating and cooling. These envelopes estimate the conditions the network can operate safely before adjustments to generation or loads are required.

●	Scope 2 EMIS: As an Energy Management Information System, the platform monitors energy, water and other operational data. It also provides accurate reporting for mandatory Scope 2 reporting and the generation of carbon credits. Data analysis using algorithms developed by us provides detailed insights into power utilization and usage optimization enabling-reductions in our customers’ energy bills.

Our Telecommunications Business

Our telecommunications business was established in 2010, focusing on access-layer network devices that connect end users to telecommunications networks, with two main product lines and supporting components: (i) Fiber-Optic Communication Access Devices, which are mainly used in telecommunication and data center rooms, where we collaborate with operators to provide professional and reliable fiber-optic private network communication services for enterprises and data centers to meet the demand for high-density fiber optic interconnection communication networks in urban areas, including multiprotocol label switching (“MPLS”) fiber-optic access network devices, multi-service access platform (“MSAP”) integrated business access devices and wavelength-division multiplexing (“WDM/DCI”) fiber-optic devices; and (ii) Enterprise Convergent Communication Terminals, which are mainly deployed for enterprises, through which we collaborate with operators to offer one-stop fiber optic broadband access services to meet the demand of enterprises for internet access and cloud-based office needs, including gigabit passive optical network (“GPON”), Fiber to the Room (“FTTR”), passive optical network converged gateway, enterprise cloud gateway devices, Industrial Internet of Things (“IoT”) access devices and business enterprise smart wireless access devices.

Our Blockchain Products Business

Our blockchain products business is our legacy business that consists primarily of Bitcoin mining machine sales. Our legacy is built on our strong ASIC chip design capability, profound expertise and technical reserves, as well as years of manufacturing experience.

We independently design and develop our blockchain products in-house, including the design of proprietary ASIC chips for our cryptocurrency mining machines. Our front-end and back-end IC design covers parameter definition, logic development, layout initial planning and back-end verification, delivering a 100% tape-out success rate. We partner with leading suppliers for IC products fabricating, testing and packaging, and leverage our mature telecommunications manufacturing experience and knowledge to establish in-house PCB and system assembly capabilities for mining machines. Backed by our outstanding technical expertise and production experience in the IC development chain, we launch higher performance and power efficiency ICs for blockchain application fields.

Bitcoin Mining Machine Products

Our ASIC technology and expertise is used for blockchain products, mainly Ebit-branded Bitcoin mining machines integrating our self-developed ASIC chips and procured components. Since starting ASIC design, we have independently developed 14nm, 12nm, 10nm, 8nm, 7nm and 6nm ASIC chips for Bitcoin algorithms and launched related mining machines. As of the date of this annual report, we have optimized 5nm ASIC chips and non-Bitcoin mining machines, with launch timelines subject to market demands and conditions.

Our hardware architecture optimizes ASIC computing power and energy efficiency with heat dissipation technology. Mining machines have built-in controllers, an automatic cluster management software system, and simplified setup to reduce installation and configuration time. We also offer Bitcoin mining machine accessories and ancillary service. However, this business’s scale and focus may adjust as our overall strategy evolves, based on market and operational factors.

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

We are committed to building a world-leading comprehensive digital asset service platform to meet the asset service needs of cryptocurrency asset users worldwide while complying with relevant laws and regulations. We invest in the growth of financial products and related technology and conduct thorough research to identify market opportunities and offer bespoke solutions to clients.

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

Solar and Battery Storage Solution

Globally, the residential solar and storage market has been expanding rapidly. Traditionally, we have catered to residential homeowners through electrical wholesalers who provide our products to homeowners via an installation network. We offer a ‘one-touch’ solution for customers to subscribe to a VPP service and receive rebates and a 10-year warranty on our solar and storage products.

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

Research and Development

We have historically and continue to place strong emphasis on research and development. We consider research and development capability as a crucial factor to our success and our ability to develop innovative and competitive products to meet the technological requirements of customers. As of December 31, 2025, our research and development team comprised 101 employees, or approximately 51.3% of our total number of employees. Our research and development expenses were US$4.1 million in 2025.

Our research and development team is overseen by our Chairman, CEO and CFO, Mr. Hu. Our highly skilled research and development team excels in monitoring and assessing user needs, market trends, and industry advancements, guiding the direction of our projects and product roadmaps while identifying growth opportunities and potential challenges in the rapidly evolving industries in which we operate. In particular, our research and development efforts are supported by multidisciplinary teams with expertise across areas including data analytics, hardware and software engineering, and industrial design. These teams adopt a comprehensive research approach, integrating market intelligence with rigorous analysis to support product development and strategic decision-making. In addition, our research and development personnel actively monitor developments in the broader energy and infrastructure landscape, leveraging cross-functional expertise to support our exploration of opportunities in emerging and evolving sectors. We actively participate in working groups within the regulatory landscape to engage with and leverage regulatory changes and subsidy offerings. By becoming involved earlier in the process, we design products that deliver superior customer outcomes compared to our competitors. Our agile development processes in both hardware and software ensure that our offerings are one of the most integrated in the market. Our team of senior and principal software engineers specializes in real-time platform design, data integration, and analysis using established principles and advanced technology. By maintaining close alignment with power networks and sustainability professionals, we conduct expert market analyses to offer innovative solutions that improve safety, efficiency, and cost-effectiveness for our customers.

Production

Manufacturing Model

We do not directly manufacture ICs. Instead, we utilize a fabless model, which allows us to focus our resources on research and development, product design, and additional quality assurances. We conduct front-end and back-end designs of our IC chips, which are then manufactured, packaged and tested by world-class wafer foundry and OSAT partners with whom we engage. Under the fabless model, we are able to leverage the expertise of industry leaders in such areas as fabrication, assembly, quality control and assurance, reliability and testing. Our fabrication partners also procure the majority of the raw materials used in the production of our ICs.

Additionally, we design our solar and battery storage solutions and leverage original equipment manufacture (“OEM”) partners for specific components and manufacturing specialties. These OEM partners are chosen as best in class for base electronics and production facilities, handling manufacturing, 100% product testing, packaging and shipping.

These models enables us to avoid many of the significant costs and risks associated with owning and operating various fabrication, packaging, and testing facilities.

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

Production Facilities

We operate one production facility in Hangzhou, Zhejiang, which houses three surface mount technology (“SMT”) production lines and three general assembly lines as of December 31, 2025.

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

For our renewable energy products, we market to several distinct customer groups. Homeowners and businesses, the end recipients of our products, are targeted directly through our website, Google and Meta advertising, and our social media (Facebook, Instagram, Threads, YouTube, LinkedIn, Rednote) as well as via their trusted local installers. We promote to installers directly through the installer section on our website, and indirectly through our Partner Connect web-portal, social media (particularly LinkedIn), online magazines, media outlets, press releases and various conferences and shows. We maintain a strong presence at live events to showcase new products and make key announcements. We also provide equipment and exhibitions on our distribution partners’ stands to attract new installer customers and reaffirm relationships with existing partners. Distributors receive marketing materials, press releases, and product samples to promote our products in stores to installers. We also provide a demo site for customers to try our SaaS solutions, and organize demo meetings with our team. Businesses are targeted through LinkedIn social media posts, and key announcements are made to customers through Electronic Direct Mail (“eDM”) and blog posts on our website. Key announcements to the industry are also promoted through online magazines and partner brochures.

For our telecommunications products, we obtain supplier contracts through bidding processes held by the major telecommunications service providers in China, in order to become an approved supplier. We set up sales offices in the provinces with large distribution scale according to the winning bids. Our sales offices also serve the surrounding provinces to form an effective sales network.

Competition

Our company operates in multiple vertical business areas, including Fintech, renewable energy and ICs. The competitive landscape in each of these verticals is characterized by various challenges and opportunities.

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

In the vertical field of renewable energy business, our competitors are often larger international businesses supplying products globally. Government incentives and growing consumer demand are driving competition in the sector, with key trends including integrated solar and storage solutions into external control systems, advanced EMSs, and AI-driven platforms. The rise of VPPs and flexible export agreements is also shaping the market. The market is also influenced by the growing adoption of ESG reporting and carbon credit generation. Although the ESG market is still emerging, our innovations in safety, real-time monitoring, fault detection, and product flexibility are critical differentiators. We believe we are well placed to take advantage of these trends in an ever-growing range of competitors that include established and growing market leaders such as Tesla, Fronius, Sungrow, Sigenergy, Goodwe, Alpha and BYD.

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

As of the date of this annual report, we have registered 61 patents, 10 IC layout designs and 70 software copyrights, with an additional 19 patent applications in the PRC and overseas pending.

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

Through the use of licensing arrangements, we utilize various technologies, software and other intellectual property that were developed by third parties. During the course of our products design, development and manufacturing processes, we incorporate certain third-party technologies or implement technical or commercial standards, practices or intellectual property that require licenses from third parties.. These licenses allow us to use or access such third parties’ technologies and intellectual property rights in connection with our products and operations. We have also purchased licenses for various software and tools from third parties to support our research, development and design activities. These license grants were usually perpetual and irrevocable on a project-by-project basis. Third parties may initiate litigation against us alleging infringement of their proprietary rights or breach of a licensing agreement or seeking declarations regarding the scope or enforceability of intellectual property rights. If third parties prevail on such claims, and if we fail to develop non-infringing technology, obtain necessary licenses on commercially reasonable terms, or otherwise resolve such matters in a timely manner, our business could be harmed. Moreover, even if we are able to obtain such licenses, license fees could be substantial and may adversely affect our results of operations.

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

Environmental Matters

We have received GB/T 24001-2016/ISO 14001:2015 environmental management system certification, which is valid until September 11, 2027 and subject to renewal. Due to the nature of our business, our operational activities do not directly generate industrial pollutants, and we did not incur significant cost for compliance with applicable environmental protection laws and regulations in 2023, 2024 and 2025.

Legal Proceedings

We may from time to time be subject to various legal, arbitration or administrative proceedings arising in the ordinary course of business. However, we do not consider any such claims, lawsuits or proceedings that are currently pending, individually or in the aggregate, to be material to our business or likely or result in a material adverse effect on our future operating results, financial condition or cash flows.

REGULATION

Regulatory Overview of the PRC

We are engaged in the research and development, production, sales of products, and rental services in the PRC. The following sets forth a summary, which does not purport to be complete, of the relevant PRC regulatory authorities and PRC laws, regulations and government policies that are applicable to our business operations in the PRC.

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

Regulations and Government Policies Relating to New Energy

According to the Outline of the 15th Five-Year Plan (2026-2030) for National Economic and Social Development and the Long-Range Objectives Through the Year 2035 of the PRC promulgated by the National People’s Congress of the PRC on March 12, 2026 and which came into effect on the same day, China emphasized focusing on accelerating the development of strategic emerging industries such as next-generation information technology, new energy, new materials, intelligent connected new energy vehicles, robots, biomedicine, high-end equipment, and aerospace, and developing distinctive and complementary strategic emerging industrial clusters in light of local conditions, and strive to foster a number of emerging pillar industries with great growth potential, high technological content and wide-ranging penetration.

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

Pursuant to the Announcement on Prevention of Risks from Offering and Financing of Cryptocurrencies promulgated by seven PRC governmental authorities including the PBOC on September 4, 2017, illegal activities in offering and financing of cryptocurrencies, including initial coin offerings (“ICOs”), are forbidden in the PRC because such activities may be considered to constitute illegal offering of securities or illegal fundraising. This announcement further provides that financial institutions and payment institutions shall not engage in businesses related to cryptocurrency offering or financing transactions.

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

Laws and Regulations Relating to Other Business Areas

Trade

Pursuant to the Foreign Trade Law of the PRC, issued on May 12, 1994, last amended on December 27, 2025, and effective on March 1, 2026, foreign trade operators engaged in import or export of goods or technologies shall file records with the foreign trade department of the State Council or its authorized agencies, unless otherwise stipulated by the laws, administrative regulations or the foreign trade department of the State Council. Specific measures for record filing shall be stipulated by the foreign trade department of the State Council. PRC Customs shall not process import and export declaration and clearance formalities for foreign trade operators who have not filed records in accordance with the provisions.

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

Pursuant to the Notice of the State Administration of Foreign Exchange (SAFE) on Deepening Reform of Cross-border Investment and Financing Foreign Exchange Administration, promulgated and effective on September 12, 2025, SAFE has introduced a package of facilitation measures to streamline the foreign exchange administration of cross-border investment and financing, optimize the use of foreign exchange income under the capital account, and improve the convenience of foreign exchange settlement for overseas individuals purchasing residential properties. Foreign exchange capital in the capital account of a foreign-invested enterprise may be settled at a bank in accordance with the actual operational needs of the enterprise. Meanwhile, the Notice has abolished the previous exceptions to the rule that capital funds and foreign debts shall not be used to grant loans to non-affiliated enterprises, thereby deleting the provision that “such restriction shall not apply where explicitly permitted in the business scope or in the four regions, namely the Lin-gang Special Area of the China (Shanghai) Pilot Free Trade Zone, Guangzhou Nansha New Area of the China (Guangdong) Pilot Free Trade Zone, Yangpu Economic Development Zone of the China (Hainan) Pilot Free Trade Zone, and Beilun District of Ningbo City, Zhejiang Province”. It has also removed the restriction on purchasing non-self-use residential properties (together with the former exception for enterprises engaged in real estate development or leasing).

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

In addition, based on the Negative List for Market Access (2025), “the Catalogue for Guidance on Industrial Restructuring shall be included in the Negative List for Market Access”; and, according to the Decision of the State Council on Promulgating and Implementing the “Temporary Provisions on Promoting Industrial Structure Adjustment,” valid from December 2, 2005, “In principle, the ‘Guidance Catalogue for the Industrial Structure Adjustment “shall apply to various types of enterprises inside China.” “The industries of the eliminated category under the ‘Guidance Catalogue for the Industrial Structure Adjustment’ shall apply to the foreign investment enterprises.” and “Investments are prohibited from being contributed to projects under the eliminated category.” Additionally, pursuant to the Catalogue for Guiding Industry Restructuring (2024 Version), issued by NDRC on December 27, 2023 and which came into effect on February 1, 2024, “Virtual currency mining activities” fell in “Category III Elimination”. Therefore, foreign investment enterprises are prohibited from virtual currency activities and our Bitcoin mining business are banned in China as well.

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

Laws and Regulations Relating to Environmental Protection

Pursuant to the Environmental Protection Law of the PRC (“Environmental Protection Law”) issued on December 26, 1989, amended on April 24, 2014 and effective January 1, 2015, entities that cause environmental pollution and other public nuisances shall adopt effective measures to prevent the pollution of and hazards caused to the environment. Construction projects shall be equipped with constructional environmental protection facilities, which must be simultaneously designed, built and put into operation with the main part of the construction. Enterprises discharging pollutants must report to and register with the relevant authorities in accordance with the provisions of the competent environmental protection authority under the State Council. The competent environmental protection authority shall record unlawful environmental acts of enterprises in the social credit file, and disclose information in a timely manner. Enterprises and other producers and operators unlawfully discharging pollutants shall be fined and ordered to take corrective measures. For those refusing to make corrections, the competent authority may, starting from the day after the date of ordering correction, continuously impose daily fines based on the sum of the original fine. Enterprises and other producers and operators, which discharge pollutants exceeding the pollutant discharge standard or key pollutant gross discharge control thresholds, may be ordered by the competent environmental protection authority above the provincial level to take measures such as restricting production, suspending production and rectification. Serious cases may be reported to and approved by the competent government authority, resulting in orders of suspension or shutdown of operations. In addition, the Eco-Environmental Code of the PRC (“Eco-Environmental Code”) was adopted on March 12, 2026 and will take effect on August 15, 2026, which will supersede and repeal the Environmental Protection Law. Pursuant to the Eco-Environmental Code, entities that cause environmental pollution and other public nuisances shall still be required to adopt effective measures to prevent pollution and hazards to the environment.

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

Regulatory Overview of Australia

We are engaged in Fintech and renewable energy businesses in Australia. Our Fintech businesses are primarily composed of our cryptocurrency exchange and our cross-border payment and foreign exchange. Our renewable energy businesses are primarily composed of solar and battery storage solutions and SaaS data visualization and analytics solutions. The corporate entities engaged in these operations were established and are registered in Australia and have adopted measures to ensure compliance with their regulatory obligations.

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

Two of our Fintech businesses hold their own Australian Financial Services Licence (“AFSL”) that authorizes them to, among other things, deal in and provide general financial product advice in relation to products including foreign exchange contracts (e.g. FX forward and options contracts), non-cash payment products (“NCP”), and derivatives.

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

An intermediary that arranges for the issue of an NCP facility may need to hold an AFSL or be an authorized representative of an AFS licencee. However, whether or not a transaction involving a digital asset is an NCP facility depends on the rights and obligations associated with the asset.

According to ASIC’s Information Sheet (“INFO 225”), if the asset provides the holder with a right to use the asset to make a payment, it is likely to be an NCP facility. An arrangement is also likely to be an NCP if, for example, a person offers an arrangement where payments can be made using a crypto asset but fiat currency is sent to recipients.

AFSL

As an AFS Licencee engaged in financial services in Australia, in particular, advising and dealing in foreign exchange contracts and NCP products, we are subject to general obligations under the Corporations Act, including providing financial services efficiently, honestly and fairly; having in place adequate arrangements for the management of conflicts of interest; complying with our licence conditions and financial services laws; having adequate human, financial and technological resources; maintaining a dispute resolution system for retail clients; and ensuring that our representatives are adequately trained and competent. Additionally, we must have adequate risk management systems in place. ASIC requires all AFS Licencees to have their compliance arrangements in relation to these obligations audited on an annual basis.

ASIC regulatory guidance on digital assets

The Australian government is committed to ensuring consumers can buy, sell, and store crypto assets using Australian CASSP, and has introduced legislative reforms to support this commitment.

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

On November 29, 2024, the Anti-Money Laundering and Counter-Terrorism Financing Amendment Act 2024 (Cth) was passed. This Act introduces significant changes to the current AML/CTF regime, with key changes affecting our business being the imposition of the “Travel Rule” in line with global regulatory trends, the reporting of international value transfers to AUSTRAC, and the expansion of the regime to capture additional high-risk services including lawyers, accountants, and real estate agents. The majority of changes commence on March 31, 2026, with some provisions relating to these new sectors commencing on July 1, 2026. These reforms significantly increase the compliance obligations of our business, including implementing outcomes-focused AML/CTF programs, enhanced customer due diligence requirements, and expanded record-keeping and reporting obligations.

Recent Australian government regulatory objectives for digital assets

The Australian government is committed to ensuring that consumers can engage (buy, sell, and store) crypto assets using Australian CASSP. To this end, the Australian government has now moved beyond consultation and policy design and has progressed the introduction of a bespoke legislative framework to regulate, and oversee digital asset markets through a licensing and conduct regime.

In 2025, the Australian government released a suite of reform initiatives that advance the regulation of digital asset intermediaries. On September 25, 2025, exposure draft legislation was released proposing a new licensing regime for operators of platforms that hold digital assets on behalf of customers. This built on earlier consultation work (such as the Department of the Treasury (“Treasury”) Token Mapping) and reflects evolving policy about how to merge digital assets regulation within the existing financial services regime.

On November 26, 2025, the Australian Parliament introduced the Corporations Amendment (Digital Assets Framework) Bill 2025 (the “Bill”), which would amend the Corporations Act to introduce two new categories of financial products: Digital Asset Platforms (“DAPs”) and Tokenised Custody Platforms (“TCPs”). Under the Bill, operators of these platforms will be required to hold an AFSL and comply with the general obligations that apply to all AFSL holders. These obligations are designed to ensure appropriate standards of conduct, including for custody of digital assets, apply to entities that provide digital asset services to Australian customers.

A DAP is a facility where an operator holds digital tokens, either on its own account or on behalf of customers. TCPs are facilities where an operator identifies and holds non-monetary assets and issues a digital token that represents the holder’s right to redeem or receive the underlying asset. The Bill clarifies that a TCP cannot also be a DAP, reflecting the distinct policy and risk profiles of each.

The Bill introduces key definitions (e.g. “digital token” as an electronic record under factual control), provides for specific treatment of wrapped tokens and custodial staking arrangements, and client money, and makes platform operators expressly accountable for the acts of agents and sub-agents. It also adopts a 6-month transition period from commencement.

ASIC has updated its regulatory guidance, particularly INFO 225, to clarify how existing financial services laws apply to digital assets, confirming that products such as stablecoins, wrapped tokens, tokenized securities and digital asset wallets are, generally, treated as financial products. This updated guidance is intended to provide clarity to participants and investors while the reforms are finalized.

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

The review signals an increasing desire for Australia to be at the forefront of technology and innovation. As the Australian government progresses with the broader digital assets regulatory framework (including the Corporations Amendment (Digital Assets Framework) Bill 2025), the industry continues to await comprehensive tax guidance. In the meantime, the industry is expected to have recourse to the guidelines provided by the ATO and accounting standard setting bodies respectively, for the appropriate tax and accounting processes for these digital assets.

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

Australia introduced an autonomous sanctions framework in relation to Afghanistan in December 2025 under the Autonomous Sanctions Amendment (Afghanistan) Regulations 2025 (Cth). This framework was developed in response to the ongoing oppression of women and girls, minority groups, and the general population in Afghanistan, and the undermining of good governance or the rule of law, since the Taliban claimed authority over the country in August 2021.

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

Solar Export Tariffs

In 2021, the Australian Energy Market Commission introduced export tariffs, commonly referred to as the “sun tax”, through the Electricity Amendment (Access, Pricing, and Incentive Arrangements for Distributed Energy Resources) Rule 2021 under the National Electricity Rules. This rule was established within the framework of the National Electricity Law. These tariffs took effect in July 2025 and now allow electricity retailers to charge households and businesses for feeding surplus solar power into the grid during peak times. While the policy aims to manage grid congestion, enhance grid stability and encourage more balanced energy distribution, the impact of the sun tax varies across regions, as each state and territory determines its own approach to solar energy regulation.

United States Sanctions Laws and Regulations

Our business activities are subject to U.S. export control and trade and economic sanctions laws and regulations, including the Export Administration Regulations, or EAR, administered by the U.S. Department of Commerce’s Bureau of Industry and Security, or BIS, and the various sanctions programs administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC. Following is a summary of the sanctions regime imposed by the United States. This summary does not intend to set out the laws and regulations relating to the United States sanctions in their entirety.

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

Export Administration Regulations

In the United States, the principal program for the federal regulation of exports is under the U.S. Export Administration Regulations (the “EAR”). The EAR controls the export and re-export of U.S.-origin products and technologies from the United States. The EAR prohibits the export of certain goods, software and technologies identified therein to specific foreign countries or require exporters to obtain export licences for the export of such items. The EAR incorporate the Commerce Control List, a list of approximately 3,000 items, which are subject to export restrictions. Items on the Commerce Control List are prohibited from export to certain destinations unless an export license is issued by the U.S. Department of Commerce. Items on the Commerce Control List include products, software and technology. Examples of products that are subject to export licensing include electronic navigation control systems, computer aided design devices (CAD-CAM), high performance computers, network components (routers, hubs, servers), computerized telecommunications switches and high performance composite materials. The EAR also control the “re-export” of products manufactured in foreign countries which incorporate more than a de minimis amount of U.S. content or which are based on certain U.S. -origin technologies. Finally, the EAR also prohibit the export of any item that will be used in any prohibited end-use.

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

Ebang International is a holding company incorporated in Cayman Islands which does not have substantive operations. We conduct our businesses through our subsidiaries. Our principal subsidiaries consist of the following entities (in chronological order based on their dates of incorporation):

●

Zhejiang Ebang, our majority-owned subsidiary and an onshore holding company established in the PRC on January 21, 2010, principally for holding our businesses in the research, development, design and manufacture of  renewable energy products;

●	HK Ebang Communications, formerly known as Hong Kong Bite Co., Ltd., our wholly-owned subsidiary and an operating entity established in Hong Kong on February 12, 2016, principally for the trading of renewable energy products;

●	Ebonex Australia, our wholly-owned subsidiary and an operating entity established in Australia on April 22, 2021, principally for operating the cryptocurrency exchange platform Ebonex;

●	Ebonfx Australia, formerly known as Compass Global Holdings Pty Ltd, which became our wholly-owned subsidiary in Australia through an acquisition on March 21, 2022, principally for the cross-border payment and foreign exchange business;

●	Hangzhou Ebang Hongkun, our wholly-owned subsidiary and an operating entity established in the PRC on August 7, 2024, principally for the research and development of renewable energy and other related technologies;

●	Redback Operations, which became our wholly-owned subsidiary in Australia through an acquisition on November 8, 2024, principally for solar and battery storage solutions; and

●	Luceo Australia, which became our wholly-owned subsidiary in Australia through an acquisition on November 8, 2024, principally for SaaS data visualization and analytics solutions.

The chart below summarizes our corporate structure and identifies the principal subsidiaries described above as of the date of this annual report:

(1)	On December 16, 2020, an affiliate controlled by Dong Hu, our chairman of the board of directors, chief executive officer and chief financial officer, acquired 0.0014% of the equity interests in Zhejiang Ebang.

(2)	On November 22, 2023, an affiliate controlled by Mr. Hu, our chairman of the board of directors, chief executive officer and chief financial officer, acquired 0.0036% of the equity interests in Hangzhou Ebang Shengye.

(3)	There is another Hong Kong entity within the group of subsidiaries listed above named Ebang Trust Limited (“Ebang Trust”), whose ultimate parent is Ebang International.

D. Property, plants and equipment

We currently occupy properties in certain locations, including research and development facilities, one production facility and sales offices in Hangzhou, China and in other locations, primarily in Hong Kong, Australia and the United States, in order to operate and expand our Fintech, renewable energy businesses and exploring other new opportunities.

For more information on our expansion plan and the related properties, see “—Owned Properties.”

Leased Properties

The total gross floor area (“GFA”) of our leased properties is approximately 4,008.32 square meters (“sq.m.”), out of which, approximately 1,328.32 sq.m. are leased outside of China primarily in Hong Kong, Australia and the United States. These leased properties are used for research and development, sales and other offices. Our lease agreements mainly have a term of one to five years.

Owned Properties

As of December 31, 2025, we owned properties in two locations in China and one location in the United States with a total GFA of approximately 410,074.16 sq.m. The following table sets forth the GFA of all properties owned by us:

Location	Approximate GFA
(sq.m.)

Wuhan, Hubei	390.68
Hangzhou, Zhejiang (Linping District)	65,700.68
Smith County, Texas	343,982.80
Total	410,074.16

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

A. Operating results

Overview

With years of manufacturing experience and expertise in blockchain technology and Fintech, we have established ourselves as a key participant in these fields. Leveraging advanced technologies and cutting-edge financial services, our Fintech service platforms have been widely recognized by the market. Striving to diversify our offerings to achieve a more stable financial performance, we expanded into the renewable energy sector in Australia in November 2024, underscoring our commitment to sustainability and long-term growth. In the foreseeable future, we will continue to focus on our renewable energy business and further explore opportunities in related businesses, while proactively adapting to changes in market demand and seizing new development opportunities Our diversified model enables us to explore synergies across our businesses, driving value for our Company and shareholders.

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

Competitiveness in research and development

We have strong ASIC chip design capability, expertise and technical reserves, and research and development departments, all of which is key to the success of our blockchain, Fintech and renewable energy products. Our research and development expenses were US$7.4 million, US$5.4 million and US$4.1 million, in 2023, 2024 and 2025, respectively. We are constantly researching and developing mining machine chip design, mining machine overall design, renewable energy product design, while being committed to developing Fintech business based on our strategic development layout. Through unremitting efforts, we have been operating a self-developed proprietary cryptocurrency exchange platform Ebonex. Our exchange is designed to provide users with secure, fast, efficient, and stable trading services in multiple currencies and modes. In order to coordinate the development of our cross-border payment and foreign exchange business, we launched our independently developed platform EbonFX in 2022. We commenced our renewable energy business in 2024, and we will conduct research and development, upgrade software, optimize design, and achieve product iteration of technological innovation based on existing technology. While controlling costs and expenses, we will continue to focus on enhancing our product planning and research and development capabilities to enable us to introduce or improve products that can well address evolving customer needs in a timely manner. As existing competitors may introduce new technologies or provide more competitive offerings and more companies may enter the market to compete with us, competition may intensify in the future and consequently our competitiveness and market share may be affected.

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

In November 2024, we established our renewable energy businesses through the acquisition of a company that has been in operations for over 10 years in Australia. Its businesses are primarily composed of solar and battery storage solutions and SaaS data visualization and analytics solutions. We will strive to develop new upstream and downstream products and services based on existing resources to meet and attract more customers, and win a larger market share. Commencement of all new businesses, however, may also incur significant costs and experience a prolonged ramp-up period. If any adverse development in such new businesses arises, our results of operations and prospects may be significantly and negatively affected. We may not be able to develop those new businesses as successfully as contemplated, or at all.

Product and Service mix

We develop, manufacture and sell a range of blockchain, telecommunications and renewable energy products. The sales of blockchain products accounted for 5.5%, nil and nil of our total revenues for 2023, 2024 and 2025, respectively, the sales of telecommunications products accounted for 10.6%, 8.5% and 3.5% of our total revenues for 2023, 2024 and 2025, respectively, and the sales of renewable energy products accounted for 9.7% and 8.6% of our total revenue for 2024 and 2025, respectively, as we have only commenced this business in 2024. The cryptocurrency market has experienced severe fluctuations from bull market peaks to volatile pullbacks during the past few years. The market is affected by multiple factors such as global macroeconomic uncertainty, geopolitical conflicts, and selling by miners and government agencies, exacerbating volatility. Despite this, Bitcoin still recorded a significant increase within 2024; however, investors have more options to participate in diversified product market investments besides mining, which has had a negative impact on our product sale revenue. We adjust our business development direction in real-time based on the constantly changing market environment and opportunities to ensure cost reduction and an improvement on efficiency. Starting 2022, we have ventured into the Fintech field by launching our cryptocurrency currency exchanges and cross-border payment businesses. Due to the advancement of technology and the widespread application of cryptocurrencies, investors’ participation in cryptocurrency investment has also shifted, resulting in the growth of our Fintech services business. The revenue from our Fintech service businesses accounted for 75.8%, 61.3% and 48.1% of our total revenue for 2023, 2024 and 2025, respectively. In November 2024, we commenced our renewable energy SaaS data visualization and analytics solution businesses, and for the years ended of 2024 and 2025, the revenue from renewable energy SaaS data visualization and analytics solution businesses accounted for 3.1% and 17.6% of our total revenue for 2024 and 2025, respectively.

Overseas Expansion

Since our listing on the Nasdaq Global Select Market, we have established our subsidiaries primarily in Australia, Hong Kong and the United States to expand overseas businesses. As of the date of this annual report, we have been operating a self-developed proprietary cryptocurrency exchange platform, Ebonex, and a self-developed proprietary cross-border payment and foreign exchange platform, EbonFX, targeting qualified investors subject to compliance with applicable laws in the jurisdictions in which we operate, and have commenced our renewable energy business through the acquisition of Redback Technologies in Australia. We have also received registration approval from AUSTRAC as a digital currency exchange provider, which allows us to provide cryptocurrency exchange services in Australia; acquired a company with an AFSL and received an AFSL through another subsidiary for engaging in financial services in Australia; received registration approval as an independent remittance dealer on the AUSTRAC Remittance Sector Register, which allows us to provide remittance services in Australia; received the TCSP licence and registration approval as a Trust Company from the Company Registry in Hong Kong, which allows us to carry on a trust or company service business; received the MSO licence from the Customs and Excise Department in Hong Kong, which allows us to operate money changing and remittance services; and received the Type 4 and 9 licences from the Securities and Futures Commission in Hong Kong, which allows us to carry on advising on securities and asset management service. We are also in the process of obtaining additional relevant licence and approval for our subsidiary in Australia and we are at an initial preparatory stage of the electrical power equipment and component manufacturing and new material manufacturing in suitable regions. If and once obtained, the licence will allow us to operate renewable energy related businesses in Australia. Meanwhile, we are focused on application development, regulatory compliance and talent recruitment to ramp up execution of our new business plans for the expansion in these countries. We expect such ramp-up will support our future operations and our compliance with local rules and regulations. Our expenses to date to implement our new business plans, including establishing in Australia, Hong Kong and the United States, have been mainly on server rentals, application development, regulatory compliance, talent acquisition and offices rentals to set up blockchain, Fintech, renewable energy, electrical power equipment and component manufacturing and new material manufacturing businesses in the abovementioned countries and regions. There is no guarantee that we will receive any additional required approvals and licenses for our proposed business in these jurisdictions in a timely manner or on commercially reasonable terms, or at all, or that we will commence the proposed business as planned, or at all. If our operations at these jurisdictions or our execution of business plan proves incorrect, we may incur additional expenses or losses.

Any restrictions imposed by a foreign government could force us to restructure operations, perhaps significantly, which could result in significant costs and inefficiencies that harm our profitability, or even cause us to cease operations in the applicable jurisdiction. Fintech is an evolving sector and the regulatory schemes to which Fintech businesses may be subject in certain foreign jurisdictions may continue to develop. Accordingly, Fintech may face a degree of regulatory uncertainty in some markets. Various foreign jurisdictions may from time to time adopt laws, regulations or directives that affect our Fintech-related activities. Due in part to its international nature and the evolving stage of regulation, information regarding the regulation of Fintech in various jurisdictions may be limited. As the regulatory landscape continues to develop, market understanding of Fintech and the regulation thereof may also evolve. Similarly, the renewable energy business faces evolving regulations and dependent on government incentives (e.g., subsidies, tax credits). The regulatory environment for renewable energy is subject to constant change and varies widely across jurisdictions. Governments may introduce new policies, regulations, or incentives that could either support or hinder the development and operation of renewable energy business. These changes could materially impact the financial viability and profitability of our renewable energy business. Additionally, the sector is highly dependent on technological advancements and natural resources such as sunlight. Fluctuations in these resources or the emergence of new technologies could affect the efficiency and cost-effectiveness of our renewable energy businesses. The renewable energy market is also becoming increasingly competitive, which could lead to downward pressure on prices and margins. As we enter into the markets in Australia, Hong Kong and the United States, we expect to continue to monitor the local regulations regarding our businesses, retain local regulatory counsel, and will also actively explore new business opportunities.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The current regulatory environment in foreign markets, and any adverse changes in those environments, could have material adverse impacts on our businesses,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we are unable to manage our growth or execute our strategies effectively, our business, results of operations and financial condition may be materially and adversely affected,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may not successfully develop, market or launch any future Fintech businesses or continue operating our existing Fintech businesses,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Each of our subsidiaries in Australia, Hong Kong, the United States and other overseas jurisdictions have a limited operating history, which makes it hard for us to evaluate their abilities to generate revenue through operations, and to date, some of them has not generated material revenue from any commercially available blockchain products, Fintech services, or renewable energy products,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We face risks associated with the expansion of our business operations globally and if we are unable to effectively manage such risks, our business growth and profitability may be negatively affected,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business— The businesses that we are pursuing through certain of our subsidiaries’ initiatives are novel and subject to technical, operational, financial, regulatory, legal, reputational and marketing risks and we cannot assure you that such acquisitions or strategic alliances may be successfully implemented,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We require various approvals, licenses, permits and certifications to operate our business. If we fail to obtain or renew any of these approvals, licenses, permits or certifications, it could materially and adversely affect our business and results of operations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We face intense industry competition” for details of the associated risks.

Key Components of Results of Operations

Revenues

We generate revenues mainly from the Fintech businesses, sales of renewable energy products, telecommunication products and provision of SaaS data visualization and analytics solutions and rental services.

The following table sets forth the breakdown of our revenues by category, both in absolute amount and as a percentage of total revenues for each category for the periods indicated:

	Years Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Service – Cryptocurrency exchange services	1,044	21.5	1,291	22	1,142	17.5
Service – Cross-border payment and foreign exchange services	2,637	54.3	2,307	39.3	1,998	30.6
Service – Rental services	-	-	718	12.2	1,165	17.8
Service revenue - SaaS data visualization and analytic solution	-	-	183	3.1	1,148	17.6
Product sales – Solar and battery storage products and related accessories	-	-	571	9.7	565	8.6
Product sales – Telecommunications products	516	10.6	501	8.5	228	3.5
Product sales – Bitcoin mining machines and related accessories	266	5.5	-	-	-	-
Others (1)	392	8.1	298	5.2	291	4.4
Total	4,855	100	5,869	100	6,537	100

(1)	Other revenues mainly include revenue from our management and maintenance services.

We have historically generated a significant portion of our revenues from sales in China. However, with the layout of our overseas development strategy, after launching our Fintech business and entering the renewable energy industry through an acquisition, our overseas market share increased significantly in 2023 and 2024, and continued to maintain at a high level in 2025, accounting for 75.8%, 74.2% and 75.9% of all revenue in 2023, 2024 and 2025, respectively. The following table sets forth the breakdown of our revenues by geographical location of our customers, both in absolute amount and as a percentage of total revenue, for the periods indicated:

	Years Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Mainland China	1,174	24.2	1,516	25.8	1,577	24.1
Australia	3,681	75.8	4,353	74.2	4,960	75.9
Total	4,855	100.0	5,869	100.0	6,537	100.0

Service - Cryptocurrency exchange services

Revenues from our cryptocurrency exchange services for 2023, 2024 and 2025 were mainly generated from facilitating the customers’ transactions via our proprietary exchange platform or through an offline, OTC transaction facilitation process.

Cryptocurrency transactions were matched on our proprietary exchange platform when a customer publishes an offer to buy, sell or convert cryptocurrencies, and another customer accepts and settles that offer. We charge a service fee in fiat currency or cryptocurrencies at the transaction level in amount calculated based on volume, which varies depending on the payment type and the value of the transaction. We also provide cryptocurrency exchange services through our OTC execution by acting as an agent and providing transaction matching to the customers’ offers through the utilization of liquidity providers. In the case when a customer raises the need to buy cryptocurrencies, we will help the customer search for a matching need to sell the same quantity of cryptocurrencies from a liquidity provider. When we find such a liquidity provider, we ask for the selling rate, then apply a margin to the rate and offer to the customer. If the customer agrees to the rate, we facilitate the transaction. Revenue generated from the matching transaction through OTC facilitation is generated from the margin resulting from the rate set by the liquidity provider and the transaction price is charged and collected in fiat currency. Our revenue from cryptocurrency exchange services is affected by the activity of the market and investors’ participation in investment. In 2024, the cryptocurrency market experienced a volatile pullback from a bull market peak, reaching a historic high within the year. The market is affected by multiple factors such as global macroeconomic uncertainty, geopolitical conflicts, and selling by miners and government agencies, exacerbating volatility. Despite this, Bitcoin still recorded a significant increase within 2024. Due to the advancement of technology and the widespread application of cryptocurrencies, investors’ participation in cryptocurrency investment has also shifted, resulting in the growth of our cryptocurrency exchange services business for the year 2024. In 2025, amid tightened global liquidity, intensified regulatory scrutiny, and reduced investor risk appetite, our cryptocurrency exchange services business experienced lower trading activity compared to 2024. Affected by the industry’s structural shift toward institutionalization and compliance, our cryptocurrency exchange services business recorded weaker performance year-on-year. Looking ahead, we will launch diversified products in line with market changes on a compliance-first basis to meet the needs of various clients.

Service - Cross-border payment and foreign exchange services

Revenue from our cross-border payment and foreign exchange services include service transaction fee charges when we provide customers with the payment and exchange service.

In order to coordinate the development of our global payment business, we launched our independently developed cross-border payment and foreign exchange platform EbonFX to provide qualified customers with cross-border payment and foreign exchange services. For the majority of the cross-border payment and foreign exchange services, customers shall agree to the terms and conditions for all transactions, either at the time of initiating a transaction or signing a contract with us to provide payment services on the customer’s behalf. Revenue is measured as the difference between the exchange rate set by the Company to the customer and a rate available in the wholesale foreign exchange market. In 2025, the global foreign exchange market was highly volatile, with the US Dollar Index fluctuating by 15.3% throughout the year, and sharp exchange rate movements in the Euro, British Pound Stirling and emerging market currencies. Affected by these factors, the trading volume and exchange rate margin of the Company’s cross-border payment and foreign exchange business EbonFX narrowed. Coupled with reduced transaction frequency as customers became cautious amid exchange rate uncertainty, the overall trading volume of the platform shrank, resulting in a decline in the performance of this business compared with 2024.

Service – SaaS data visualization and analytics solutions

Revenues from our SaaS data visualization and analytics solutions include service fees for the provision of advanced data collection and analytics services provided to customers.

To meet the growing demand for visualization, analysis, and reporting of Scope 2 emissions in the ESG market, we have developed an innovative and proprietary SaaS platform for monitoring energy and power quality. This platform can utilize data from external sources or our own dedicated smart meters for analysis to detect degraded neutral circuits and prevent life-threatening faults. For advanced data collection and analytics services, customers agree to the terms and conditions of all transactions when signing a service contract with us, and revenue is measured according to contract agreements. Given that we acquired this service through an acquisition in November 2024, it did not generate material revenue during the reporting period. In 2025, the business achieved steady development and recorded growth compared with the non-full-year performance in 2024. The Company recognized the revenue over time since the value is continuously transferred throughout the service period.

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

The Bitcoin price and expected economic returns on Bitcoin mining activities could significantly affect the demand of mining machines and in turn the average selling price of Bitcoin mining machines. Particularly, a significant fluctuation in Bitcoin price in a short period of time could significantly reverse the trend of average selling price of Bitcoin mining machines in certain periods of time. In 2023, the collapse of U.S. cryptocurrency banks and fraud incidents on some trading platforms negatively impacted investor participation, hurting Bitcoin mining machine prices and demand. The Company’s revenue that year relied mainly on mining machine accessories sales, with its core complete machine business already shrinking. In 2024, the cryptocurrency market pulled back from its bull market peak; despite Bitcoin’s significant annual gain, macroeconomic uncertainty, geopolitical conflicts and shifting investor behavior reduced demand for the Company’s mining machines. In 2025, tightened global liquidity, stricter regulation, industry institutionalization and technological iteration prevented the recovery of the Company’s mining machine and accessories sales, seriously affecting its sales in 2025.

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

The following table sets forth the breakdown of our cost of revenues by category, both in absolute amount and as a percentage of the cost of revenues, for the periods indicated:

	Years Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Service - Cryptocurrency exchange services	741	3.4	668	14.3	287	4.7
Service - Cross-border payment and foreign exchange services	1,886	8.8	1,642	35.1	1,455	23.7
Service – Rental services	-	-	456	9.7	2,323	37.8
Service revenue - SaaS data visualization and analytic solution	-	-	110	2.4	825	13.4
Product sales - Solar and battery storage products and related accessories	-	-	431	9.2	410	6.7
Product sales - Telecommunications	1,347	6.2	933	19.9	291	4.7
Product sales - Bitcoin mining machines and related accessories	17,004	78.9	-	-	-	-
Others	581	2.7	439	9.4	551	9.0
Total	21,559	100	4,679	100	6,142	100

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

Our gross profit/loss and gross profit/loss margin of rental services are primarily affected by the average market price of the office space and our cost of revenues, as well as the impairment of VAT recoverable.

Historically, our operations were partially related to Bitcoin mining machine sales, whose performance was subject to fluctuations in the cryptocurrency market and regulatory environment. In recent years, against the backdrop of ongoing market volatility, stricter regulation and changing investor preferences in the crypto space, the Group has proactively adjusted its development strategy to shift focus to Fintech and renewable energy. This strategic transformation has been a key initiative to optimize the Group’s business structure and enhance long-term development resilience, and as a direct result, the composition of the Group’s revenue has undergone a significant change, moving away from its previous relied business segment towards more sustainable and growth-driven sectors.

The following table sets forth our gross profit/loss by category for the periods indicated:

	2023	2024	2025
	US$	US$	US$
	(in thousands)
Service - Cryptocurrency exchange services	303	623	855
Service - Cross-border payment and foreign exchange services	751	665	543
Service – Rental services	-	262	(1,158)
Service revenue - SaaS data visualization and analytic solution	-	73	323
Product sales - Solar and battery storage products and related accessories	-	140	155
Product sales - Telecommunications	(831)	(432)	(63)
Product sales - Bitcoin mining machines and related accessories	(16,738)	-	-
Others	(189)	(141)	(260)
Total	(16,704)	1,190	395

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of the total operating expenses, for the periods indicated:

	Years Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Selling expenses	1,894	5.1	1,107	3.5	537	2.1
General and administrative expenses(1)	29,041	78.6	30,456	96.5	22,734	88.5
Impairment of intangible assets	3,708	10.0	-	-	1,097	4.3
Impairment of goodwill	2,300	6.3	-	-	1,327	5.2
Total operating expenses	36,943	100.0	31,563	100.0	25,695	100.0

(1)	Includes research and development expenses and other general and administrative expenses. See “Item 5. Operating and financial review and prospects — Key Components of Results of Operations—Operating Expenses—General and Administrative Expenses” for details.

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

Research and development expenses primarily include (1) expenses incurred in the research and development, functional development and technical optimization of Fintech-related software systems; (2) expenses incurred in the development, system upgrading and iterative optimization of renewable energy products and accessories related software; and (3) salaries and benefits of our research and development staff;

Impairment of intangible assets

Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset, if any, are less than the carrying value of the asset. We have recorded impairment of intangible assets of US$1.1 million, nil and US$3.7 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Impairment of goodwill

Goodwill, arising from business combination, is reviewed for impairment annually. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. We have recorded impairment of goodwill of US$1.3 million, nil and US$2.3million for the years ended December 31, 2025, 2024 and 2023, respectively.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, Ebang International is not subject to tax on income or capital gain. Additionally, upon payment of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Our subsidiaries incorporated in the British Virgin Islands, primarily Orient Plus International Limited, Power Ebang Limited, Tower Lead Limited, Summit King Limited, Ebang Communication Limited, Ebonex International Limited, Leader Forever Holdings Limited and Yibang Advanced Limited are incorporated in the BVI and under the current laws of the British Virgin Islands, are not subject to tax on income or capital gain. In addition, payments of dividend by these subsidiaries to their shareholders are not subject to withholding tax in the BVI.

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

Hong Kong

Our subsidiaries incorporated in Hong Kong, primarily HK Ebang Communications, HongKong Ebang Technology Co., Limited (“HK Ebang Technology”), HongKong Ebang Information Co., Limited (“HK Ebang Information”), HK Ebang Digital, Ebang Digital Asset Management Limited (“Ebang Digital Asset Management”), Ebang Digital Asset Custody Limited (“Ebang Digital Asset Custody”), Ebang Trust, Hong Kong Yixing Universal Co., Limited, Ebang Financial Services Limited (“Ebang Financial Services”), Yibang Holdings (Hong Kong) Limited and Yibang Advanced Technology (Hong Kong) Limited are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 8.25% on assessable profits arising in or derived from Hong Kong up to HKD2,000,000 and 16.5% on any part of assessable profits over HKD2,000,000.

PRC

The Company’s subsidiaries incorporated in the PRC are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. For the year ended December 31, 2025 and 2024, Redback Hangzhou was qualified as HNTE and entitled to a preferential income tax rate of 15%. For the years ended December 31, 2025, 2024 and 2023, Zhejiang Ebang was qualified as HNTE and entitled to a preferential income tax rate of 15%.

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

	Years Ended December 31,
	2023	2024	2025
	US$	US$	US$
	(in thousands)
Revenues	4,855	5,869	6,537
Service - Cryptocurrency exchange services	1,044	1,291	1,142
Service - Cross-border payment and foreign exchange services	2,637	2,307	1,998
Service revenue - SaaS data visualization and analytic solution	-	183	1,148
Product sales - Solar and battery storage products and related accessories	-	571	565
Product sale - Telecommunications products	516	501	228
Product sale - Bitcoin mining machines and related accessories	266	-	-
Service- Rental Income	-	718	1,165
Others	392	298	291
Cost of revenues	(21,559)	(4,679)	(6,142)
Gross profit (loss)	(16,704)	1,190	395
Operating expenses:
Selling expenses	1,894	1,107	537
General and administrative expenses	29,041	30,456	22,734
Impairment of intangible assets	3,708	-	1,097
Impairment of goodwill	2,300	-	1,327
Total operating expenses	36,943	31,563	25,695

Gain on disposal of subsidiaries	8	-	-
Loss from operations	(53,639)	(30,373)	(25,300)
Other income (expenses):
Interest income	11,941	11,372	8,513
Other income	1,131	328	168
Gain (loss) gain from investment	357	383	(508)
Net gain (loss) on disposal of cryptocurrencies	745	(375)	-
Exchange gain (loss)	457	(2,170)	3,079
Government grants	63	52	39
Other expenses	(120)	(126)	(477)
Total other income	14,574	9,464	10,814
Loss before income taxes benefit	(39,065)	(20,909)	(14,486)
Income taxes benefit	(1,031)	(43)	(321)
Net loss	(38,034)	(20,866)	(14,165)
Less: net loss attributable to non-controlling interest	(1,261)	(615)	(72)
Net loss attributable to Ebang International Holdings Inc.	(36,773)	(20,251)	(14,093)

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues. Our revenues increased by 11.4% to US$6.5 million in 2025, from US$5.9 million in 2024 primarily due to the combined impact of: (1) the newly acquisition of the renewable energy business in November 2024 , which led to the increase of renewable energy products revenue, and (2) the renting of idle office space, which has generated rental revenue during the year and promoted revenue growth. Other than the above, all other businesses have been relatively stable.

Cost of revenues. Our cost of revenues increased by 31.3% to US$6.1 million in 2025, from US$4.7 million in 2024, which is primarily due to the increase of revenue and VAT recoverable impairment of US$1.7 million, which was recognized in cost of revenue in 2025, as it is expected that VAT will not be recovered in the foreseeable future. In a market with both opportunities and risks, we constantly adjust our development strategy, allocate resources, and control costs and expenses based on changes in the market condition, in order to avoid unnecessary expenses.

Gross profit. As a result of the foregoing, we recorded a gross profit of US$0.4 million in 2025, compared to a gross profit US$1.2 million in 2024.

Operating expenses. Our total operating expenses decreased by 18.6% to US$25.7 million in 2025, from US$31.6 million in 2024, primarily due to the combined impact of the decrease in selling expenses and general and administrative expenses, and increase in impairments.

●	Selling expenses. Our selling expenses decreased by 51.5% to US$0.5 million in 2025, from US$1.1 million in 2024, mainly due to the continuous decrease in sales staff salaries, which is also the result of the Company continuously adjusting its strategic policies according to changes in the market situation, while reducing costs and increasing efficiency.

●	General and administrative expenses. Our general and administrative expenses decreased by 25.4% to US$22.7 million in 2025, from US$30.5 million in 2024, primarily due to decreases in payroll expenses, office rental expenses, and the tightening of various expense expenditures.

●	Impairment of intangible assets. Our impairment of intangible assets was US$1.1 million and nil in 2025 and 2024, respectively, which was related to an impairment loss charged on all intangible assets generated from a business acquisition that closed in November 2024 as a result of the annual intangible assets impairment review in 2025.

●	Impairment of goodwill. Our impairment of goodwill of US$1,327,457 in 2025 represents the impairment loss charged on goodwill generated from a business acquisition that closed in November 2024 as a result of the annual goodwill impairment review in 2025.

Loss from operations. As a result of the foregoing, our loss from operations decreased by 16.7% to US$25.3 million in 2025, compared to loss from operations of US$30.4 million in 2024.

Interest income. Our interest income decreased by 25.1% to US$8.5 million in 2025, from US$11.4 million in 2024 primarily due to the reduction of interest rates.

(Loss) gain from investment. Our (loss) gain from investment was mainly due to investment (loss) gain incurred from marketable securities and wealth management products during 2024 and 2025, respectively.

Exchange (loss) gain. Our exchange gain was US$3.1 million in 2025, compared to the exchange loss of US$2.2 million in 2024, primarily due to the currency fluctuation on our foreign currency denominated assets and liabilities.

Other expenses. Our other expenses increased by 278.6% to US$0.5 million in 2025 from US$0.1 million in 2024, primarily due to the classification of changes in fair value of cryptocurrency assets into this category in accordance with new accounting standards adopted in 2025.

Government grants. Our government grants decreased by 25.0% to US$0.04 million in 2025, from US$0.05 million in 2024, primarily due to the decrease of non-recurring rebates from local government.

Income taxes benefit. Our income taxes benefit decreased by 654.5% to US$0.3 million in 2025, compared to US$0.04 million in 2024, primarily due to the reversal of deferred tax liability relating to the impairment of intangible assets recognized from a business acquisition that closed in November 2024 in 2025.

Net loss. As a result of the foregoing, our net loss decreased to US$14.2 million in 2025, from a net loss of US$20.9 million in 2024.

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

●	Selling expenses. Our selling expenses decreased by 41.6% to US$1.1 million in 2024, from US$1.9 million in 2023, mainly due to the decrease in sales staff salaries, which is also the result of the Company continuously adjusting its strategic policies according to changes in the market situation, while reducing costs and increasing efficiency.

●	General and administrative expenses. Our general and administrative expenses increased by 4.9% to US$30.5 million in 2024, from US$29.0 million in 2023, primarily due to increases in such expenses for exploring new markets and businesses, as well as related investments in the renewable energy business.

●	Impairment of intangible assets. Our impairment of intangible assets was US$3.7 million in 2023, which was related to an impairment loss charged on a financial licence in 2023, and nil for 2024.

●	Impairment of goodwill. Our impairment of goodwill in 2023 represents the impairment loss charged on goodwill generated from a business acquisition that closed in March 2022 as a result of the annual goodwill impairment review, and nil for 2024.

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

As of December 31, 2025 and 2024, our cash and cash equivalents were US$200.2 million and US$213.8 million, respectively. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and time deposits placed with banks or other financial institutions and have original maturities of less than three months.

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

The following table sets forth our selected consolidated cash flow data for the periods indicated:

	Years Ended December 31,
	2023	2024	2025
	US$	US$	US$
	(in thousands)
Net cash used in operating activities	(11,530)	(17,614)	(9,045)
Net cash provided by (used in) investing activities	2,630	(9,892)	(5,367)
Net cash provided by financing activities	-	-	-
Effect of foreign exchange on cash, cash equivalents and restricted cash	(407)	(410)	427
Net decrease in cash, cash equivalents and restricted cash	(9,307)	(27,916)	(13,985)
Cash, cash equivalents and restricted cash at the beginning of the year	252,227	242,920	215,005
Cash, cash equivalents and restricted cash at the end of the year	242,920	215,004	201,020

Operating Activities

Net cash used in operating activities for 2025 was US$9 million, which primarily reflected our net loss of US$14.2 million, as mainly adjusted for (1) depreciation and amortization expenses of US$2.6 million, (2) write-down for the potentially obsolete, slow-moving inventories and lower of cost or market adjustment of US$0.05 million, (3) provision of credit loss of US$0.3 million, (4) gain on foreign currency transactions of US$3.1 million, (5) non-cash lease expenses of US$1 million, (6) loss on short-term investment of US$0.5 million, (7) reversal of share-based compensation expenses of US$0.4 million, (8) impairment of goodwill of US$1.3 million, (9) impairment of intangible assets of US$1.1 million, and (10) impairment of VAT recoverable of US$2.4 million. Adjustment for changes in working capital primarily consisted of (i) a decrease of US$4 million in net prepayments and other current assets, (ii) an increase of US$2.8 million in net inventories, (iii) a decrease of US$0.2 million in other assets; (iv) an increase of US$0.4 million in advance to suppliers, (v) a decrease of US$0.13 million in VAT recoverable, and (vi) a decrease of US$2 million in accrued liabilities and other payables.

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

Investing Activities

Net cash used investing activities for 2025 was US$5.4 million, mainly attributable to (i) collections from short-term investment of US$16.1 million, (ii) cash paid of short-term investment of US$17.1 million, and (iii) acquisition of property, plant and equipment of US$4.5 million.

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

Financing Activities

We did not occur any cash flows from financing activities during 2025, 2024 and 2023.

Capital Expenditures

We made capital expenditures of US$1.1 million, US$4.9 million and US$4.5 million, in 2023, 2024 and 2025, respectively. In these periods, our capital expenditures were mainly used for (1) procurement of equipment, such as molds and machinery for the expansion of production capacity and upgrading of production facilities, (2) addition of intangible assets, such as software and non-patent technology and license, (3) procurement of land and (4) expenditures for constructing our production facilities.

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

See “Item 4. Information on the Company—B. Business Overview— Research and Development” and “—Intellectual Property.”

D. Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

We prepare our financial statements in conformity with the U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. We did not identify any critical accounting estimates for the year ended December 31, 2025. Our critical accounting policies for years ended 2024 and 2023 are summarized below.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

Our board of directors is currently composed of five members. The table below sets forth certain information are as of April 24, 2026. concerning our current board of directors and our senior management as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dong Hu	52	Chairman of the Board, Chief Executive Officer and Chief Financial Officer
Chunjuan Peng	49	Director and Deputy General Manager
Yanqing Gao	61	Independent Director
Tingjie Lyu	70	Independent Director
Mingming Su	41	Independent Director

Dong Hu is our founder and has served as chairman of the board of directors, and our chief executive officer since May 2018 and our chief financial officer since May 2022. He has also served as a director and chief executive officer of Zhejiang Ebang since January 2010. Mr. Hu has over 26 years of experience in the network communication and computing industry. In addition, he is also a leading figure in the blockchain, Fintech, and renewable energy industries. Between August 1998 and August 2009, he was a teacher of the College of Information Engineering at Zhejiang University of Technology. From August 2009, he worked as a teacher of the College of Computer Science and Technology at the same university until October 2017. Mr. Hu is primarily responsible for overseeing the sales and marketing, research and development, business strategy and overall management of our company. Mr. Hu graduated from Zhejiang University of Technology with an undergraduate degree in industrial automation in July 1998. In September 2008, Mr. Hu obtained a master of business administration (MBA) degree from Zhejiang University. In June 2025, Mr. Hu obtained a EMBA degree from Tsinghua University.

Chunjuan Peng is our deputy general manager and has served as a director since May 2018. She has also served as a deputy general manager of Zhejiang Ebang since January 2010. Ms. Peng has over 21 years of experience in the areas of business operation and production and supply chain management. From September 2003 to January 2010, Ms. Peng was a deputy general manager at Hangzhou Ebang Communication Technology Co., Ltd., where she was responsible for assisting in managing the daily operation of the company. Ms. Peng is mainly responsible for our production and supply chain management, which includes overseeing the procurement of raw materials and production and quality control. Ms. Peng graduated from Jiangxi Normal University with a self-taught associate degree in tourism management in June 1997.

Yanqing Gao has served as our director since June 2021. He has been a director of Hangzhou Jianxue Technology Co., Ltd. since November 2019, Shanghai Xinfangxun Communication Technology Co., Ltd. since November 2015 and Zhejiang Kaipu Technology Co., Ltd. since September 2015. Mr. Gao has also been the deputy manager of Zhejiang Zheke Investment Management Co., Ltd. since May 2012. He was a director of Yuancheng Environment co., Ltd. from June 2013 to November 2018 and Jiangsu Mole Biotechnology Co., Ltd. from April 2016 to November 2021. He also served as a director and the chief financial officer of Zhejiang Tianyuan Biopharmaceutical Co., Ltd. from April 2007 to April 2012. Mr. Gao held various accounting positions with companies in China since 1990. Mr. Gao received his bachelor’s degree in accounting from Hangzhou Business School in 1984 and his EMBA from Zhongnan University of Economics and Law in 2008.

Tingjie Lyu has served as our director since June 2020. He has served as an independent director of China Communications Services Corporation Limited, Beijing Digital Telecom Co., Ltd. and Beijing Tongtech Co., Ltd. since June 2015, May 2013 and August 2023, respectively. He has also served as a director of Wooboo Mobile Media Co., Ltd. since July 2016. He was an independent director of China Satellite Communications Co., Ltd. from June 2017 to August 2023. Mr. Lyu has over 41 years of experience in the telecommunications industry. Since June 1985, Mr. Lyu successively served as a teacher, an associate professor and a professor at Beijing University of Posts and Telecommunications, College of Economic Management. Mr. Lyu holds a bachelor’s degree in radio engineering and a master’s degree in management engineering from Beijing University of Posts and Telecommunications and a doctor’s degree in engineering from Kyoto University.

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

B. Compensation

Compensation

For the fiscal year ended December 31, 2025, we paid an aggregate of approximately US$0.6 million in cash to our directors and executive officers, respectively. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

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

As of the date of this annual report, we have granted 86,091 restricted shares (after forfeitures) under the 2020 Plan and we did not grant any awards under the 2021 Plan. No director or officer has been granted any restricted shares under either plan, other than Chunjuan Peng, our director and Deputy General Manager, who was granted 13,333 restricted shares under the 2020 Plan in March 2022, of which 3,333 Class A ordinary shares have been vested.

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

D. Employees

As of December 31, 2025, we had a total of 197 employees, among which, 44 full-time employees were located outside of China.

The following table sets forth a breakdown of our employees by function as of December 31, 2025:

Function	Number of Employees
Management	5
Research and development	101
Production	7
Sales and marketing	13
Finance, operations and others	71
Total	197

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

E. Share ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares, as of April 24, 2026 with respect to:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5.0% of our ordinary shares.

The calculations in the table below are based on 6,543,938.22 ordinary shares outstanding as of April 24, 2026, comprising 4,989,746.22 Class A ordinary shares and 1,554,192 Class B ordinary shares, assuming no exercise of outstanding warrants and excluding ordinary shares reserved for issuance under our Amended and Restated 2020 Share Incentive Plan and 2021 Share Incentive Plan.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of April 24, 2026, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares*** (%)	Percentage of total voting power**** (%)
Directors and Executive Officers**
Dong Hu(1)	3,750	1,554,192	23.8	86.2
Chunjuan Peng	*	–	*	*
Yanqing Gao	–	–	–	–
Tingjie Lyu	–	–		–
Mingming Su	–	–	–	–
All directors and executive officers as a group	32,486	1,554,192	24.2	86.3
Principal Shareholders:
Affiliates of Dong Hu(1)	3,750	1,554,192	23.8	86.2
CVI Investments, Inc.(2)	343,332	–	5.2	*

*	Represents less than 1% of our total outstanding shares.

**	Except as indicated otherwise below, the business address of our directors and executive officers is 600 East John Carpenter Freeway, Suite 110, Irving, Texas 75062.

***	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of April 24, 2026.

****	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to 20 votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one for one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	Represents (1) 1,554,192 Class B ordinary shares held by Top Max Limited and (2) 3,750 Class A ordinary shares held by Top One Limited. Top Max Limited is a company incorporated in the British Virgin Islands with limited liability wholly owned by Vista Eternity (PTC) Limited, or Vista Eternity, a trustee under the Hu Family Trust in which Mr. Hu, our chairman of the board of directors, chief executive officer and chief financial officer, is the settlor and the investment manager. Top One Limited, a company incorporated in the British Virgin Islands, is, among others, approximately 2.365% owned by Mr. Hu. The registered addresses of both of Top Max Limited and Top One Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(2)	Heights Capital Management, Inc. (“Heights Capital”), serves as the investment manager to CVI Investments, Inc. (“CVI”), and as such may exercise voting and dispositive power over the Class A ordinary shares held by CVI and may be deemed to beneficially own these Class A ordinary shares. William Walmsley, Director of CVI Investments, Inc., may also be deemed to beneficially own these Class A ordinary shares, as may Brian Sopinsky, Secretary of Heights Capital Management, Inc. Mr. Kobinger disclaims any such beneficial ownership of the securities. Each of Messrs. Walmsley and Sopinsky, CVI and Heights Capital disclaims beneficial ownership of these Class A ordinary shares except to the extent of their pecuniary interest therein. The address of the principal business office of Mr. Walmsley and CVI Investments, Inc. is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands. The address of the principal business office of Mr. Sopinsky and Heights Capital Management, Inc. is 101 California Street, Suite 3250, San Francisco, California 94111. The number of Class A ordinary shares held by CVI is based on information included in the Schedule 13-G filed by CVI with the SEC on February 14, 2024 reporting its beneficial ownership of Class A ordinary shares.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. To our knowledge, as of April 24, 2026, 4,952,966 Class A ordinary shares, representing approximately 75.7% of our issued and outstanding ordinary shares, were held by one record holder in the United States, which is Cede & Co., a nominee of The Depository Trust Company, and none of our Class B ordinary shares are held by record holders in the United States.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Other Transactions with Related Parties

Property Tenancy Agreements with Hangzhou Dewang Jucheng Technology Co., Ltd.

As of the date of this annual report, some of our PRC subsidiaries have entered into several tenancy property management agreements with Hangzhou Dewang Jucheng Technology Co., Ltd. (formerly known as Zhejiang Wansi Computer Manufacturing Company Limited) (“Hangzhou Dewang Jucheng”). The lease terms are for consecutive one-year terms. Hangzhou Dewang Jucheng is 80.9524% owned by Dong Hu, our controlling shareholder, chairman of the board directors, chief executive officer and chief financial officer. Hangzhou Dewang Jucheng is therefore an associate of Mr. Hu. In 2023, 2024 and 2025, lease expenses from Hangzhou Dewang Jucheng were approximately US$29,000 US$28,000 and US$39,000 respectively. As of December 31, 2023, 2024 and 2025, the operating lease liabilities to Hangzhou Dewang Jucheng is approximately US$31,000 and US$40,000 and US$69,000 respectively.

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

Foreign exchange service provided to a related party

For the year ended December 31, 2025, our chief executive officer Dong Hu, through the Company, performed an exchange with an outstanding custodial cash receivable and liability balance of US$126,920 as of December 31, 2025 recorded under other current assets and accrued liabilities and other payables, respectively. The outstanding custodial cash receivable and liability balance was settled subsequently in 2026.

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

Conversion

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale of Class B ordinary shares by a holder thereof to any person or entity that is not ultimately controlled by the Founder (as defined in our Articles), such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.

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

D. Exchange controls

See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulatory Overview of the PRC—Laws and Regulations Relating to Other Business Areas—Foreign Exchange.”

E. Taxation

The following discussion of certain Cayman Islands, PRC and United States federal income tax considerations of an investment in Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or differing interpretation, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our Class A ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our counsel as to Cayman Islands law, and to the extent it relates to PRC tax law, it represents the opinion of Jingtian & Gongcheng, our counsel as to PRC law.

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

Certain Material U.S. Federal Income Tax Considerations

The following discussion is a summary of certain material U.S. federal income tax considerations relating to the ownership and disposition of our Class A ordinary shares by a U.S. Holder, as defined below, that acquires the Class A ordinary shares and holds the Class A ordinary shares as “capital assets” (generally, property held for investment) under Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax law as of the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the U.S. Internal Revenue Service (the “IRS”), with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, taxpayers that elect mark-to-market treatment, partnerships for U.S. federal income tax purposes and their partners or investors, subchapter S corporations, grantor trusts, personal holding companies, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) ordinary shares representing 5% or more of all classes of our stock (by vote or by value), investors that hold their Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any U.S. federal estate, gift or other non-income tax considerations, state, local, or non-U.S. tax considerations, the alternative minimum tax, or the Medicare contribution tax on net investment income. Each potential investor is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in the Class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A ordinary shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity or arrangement treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (3) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (4) a trust (a) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (b) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes is a beneficial owner of our Class A ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A ordinary shares are urged to consult their tax advisors regarding an investment in our Class A ordinary shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for any taxable year if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (2) 50% or more of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). There are uncertainties under current law with respect to the classification of certain assets as passive or non-passive for purposes of the asset test. In particular, there is no definitive guidance on the treatment of cash that is being held for the purpose of future investment in non-passive income generating activities. Proposed regulations treat cash as a passive asset, with certain limited exceptions. However, such regulations have not been finalized and are not currently effective. The company’s unbooked intangibles associated with non-passive business activities may generally be classified as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

While we are of the view that we are not currently a PFIC, there is no assurance that can be given in this regard. The determination of whether we have been or will be a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our public offerings. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive (including with respect to our cash on hand) or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or other taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ordinary shares even if we cease to be a PFIC in subsequent years, unless certain elections are made.

If we are treated as a PFIC for any taxable year, the U.S. federal income tax considerations that apply generally are discussed under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules described below, any distributions (including constructive distributions of the amount of any tax withheld) paid on the Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits under U.S. federal income tax principles, you should assume that any distribution will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the Class A ordinary shares will not be eligible for the dividends received deduction allowed to qualifying corporations under the Code. Under current law, a non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at the preferential rates applicable to “qualified dividend income” rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period and other requirements are met.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (1) if it is eligible for the benefits of a comprehensive income tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and that includes an exchange of information program, or (2) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including the Nasdaq Global Select Market, on which our Class A ordinary shares are currently listed. We intend, but cannot assure you, that Class A ordinary shares will continue to be considered readily tradable on an established securities market in the United States and that we may be a qualified foreign corporation with respect to dividends paid on the Class A ordinary shares. However, there can be no assurance that the Class A ordinary shares will continue to be considered readily tradable on an established securities market in any taxable year. In the event we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law (see “—PRC Taxation”), we may be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the United States-PRC income tax treaty (that the Secretary of the Treasury of the United States has determined is satisfactory for this purpose). U.S. Holders are urged to consult their tax advisors regarding the availability of the preferential tax rate on dividends in their particular circumstances.

For U.S. foreign tax credit purposes, dividends paid on the Class A ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. If we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on the Class A ordinary shares. A U.S. Holder may be eligible, subject to complex limitations, to claim a foreign tax credit in respect of certain foreign taxes imposed on dividends received on the Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax imposed may instead claim a deduction for U.S. federal income tax purposes in respect of such tax, but only for a year in which such holder elects to do so for all creditable foreign taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other disposition of Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Class A ordinary shares. Any capital gain or loss will be long-term capital gain or loss if the Class A ordinary shares have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate U.S. Holders are currently eligible for preferential rates of taxation. If we are treated as a PRC resident enterprise under the Enterprise Income Tax Law, and gain from the disposition of the ordinary shares is subject to tax in the PRC (see “—PRC Taxation”), such gain may be treated as PRC source gain for foreign tax credit purposes under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the Class A ordinary shares, unless the U.S. Holder makes one of certain elections (as described below), the U.S. Holder will, except as discussed below, be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC in subsequent taxable years, on (1) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A ordinary shares), and (2) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Class A ordinary shares. Under the PFIC rules:

●	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Class A ordinary shares;

●	the amount of the excess distribution or gain allocated to the taxable year of distribution or gain and to any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each such taxable year, a pre-PFIC year) will be taxable as ordinary income;

●	the amount of the excess distribution or gain allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, as appropriate, for that year, and will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the Class A ordinary shares and any of our non-U.S. subsidiaries or other corporate entities in which we own equity interests is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our lower-tier PFICs.

If we are a PFIC for any taxable year during which a U.S. Holder holds the Class A ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding taxable years during which the U.S. Holder holds the Class A ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder makes a “deemed sale” or “purging” election with respect to the Class A ordinary shares. If such election is made, the U.S. Holder will be deemed to have sold its Class A ordinary shares at their fair market value and any gain from such deemed sale would be subject to the rules described in the preceding two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the Class A ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, the U.S. Holder will not be subject to the rules described above with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the Class A ordinary shares. Each U.S. Holder is strongly urged to consult its tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to the U.S. Holder.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to the Class A ordinary shares, provided that the Class A ordinary shares are “regularly traded” (as specially defined in the applicable United States Treasury Regulations), such as on the Nasdaq Global Select Market, which is a qualified exchange or other market for these purposes. We expect that our Class A ordinary shares will be treated as marketable stock upon their listing on the Nasdaq Global Select Market, but no assurances can be given in this regard. If a mark-to-market election is made, the U.S. Holder will generally (1) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A ordinary shares held at the end of the taxable year over the U.S. Holder’s adjusted tax basis in such Class A ordinary shares and (2) deduct as an ordinary loss the excess, if any, of the U.S. Holder’s adjusted tax basis in the Class A ordinary shares over the fair market value of such Class A ordinary shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election in any year that we are a PFIC, any gain recognized upon the sale or other disposition of the Class A ordinary shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

As discussed above under “Dividends,” dividends that we pay on the Class A ordinary shares will not be eligible for the preferential tax rate that applies to qualified dividend income if we are classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. Holder owns the Class A ordinary shares during any taxable year that we are a PFIC, the holder must file an annual information return with the IRS. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing Class A ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets” (as defined in the Code), including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the IRS and backup withholding with respect to dividends on and proceeds from the sale or other disposition of the Class A ordinary shares. Information reporting will generally apply to payments of dividends on, and to proceeds from the sale or other disposition of, Class A ordinary shares by a paying agent within the United States to a U.S. Holder, other than U.S. Holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, Class A ordinary shares within the United States to a U.S. Holder (other than U.S. Holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. Holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Any amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, if any. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their circumstances.

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act and our principal shareholders are also exempt from the reporting provisions contained in Section 16 of the Exchange Act.

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

We conduct credit evaluations of customers, and generally do not require collateral or other security from our customers. We establish an allowance for credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

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

Currency Risk

We have subsidiaries in multiple countries which operate in local currencies. Our reporting currency is denominated in U.S. dollars. We are exposed to currency risk primarily through sales and purchases which give rise to receivables, payables and cash balances that are denominated in a currency other than the functional currency of the operations to which the transactions relate. Thus, our revenues and results of operations may be impacted by exchange rate fluctuations between RMB, Hong Kong dollars, Euros, Australian dollars and U.S. dollars. We had currency transaction loss of US$2.3 million and US$0.8 million in 2023 and 2025 and currency translation gains of US$0.9 million in 2024 recognized in other comprehensive gain, respectively, as a result of changes in the exchange rate.

Inflation

To date, inflation in China and Hong Kong has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2023, 2024 and 2025 were a decrease of 0.3%, an increase of 0.1% and 0.8%, respectively, and according to the Census and Statistics Department of Hong Kong, the year-over-year percent changes in the consumer price index for December 2023, 2024 and 2025 were increases of 2.4%, 1.4% and 1.4%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China or Hong Kong experiences higher rates of inflation in the future.

According to the Australian Bureau of Statistics, the year-over-year percent changes in the consumer price index for December 2023, 2024 and 2025 were increases of 4.1%, 2.4% and 3.8%, respectively. The inflation increment has led to a significant increase in our overseas business personnel recruitment and raw material procurement costs. If we are unable to pass on the increase in production costs to our customers, our profitability may decline, and our operating results may be significantly adversely affected by continued rising inflation.

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

Use of Proceeds

In June 2020, we completed our initial public offering in which we offered and sold an aggregate 642,145 (19,264,337 before the Share Consolidation) of our Class A ordinary shares, at an initial offering price of US$156.90 (US$5.23 before the Share Consolidation) per Class A ordinary share. The registration statement on Form F-1, as amended (File No. 333-237843), in connection with the initial public offering was declared effective by the SEC on June 25, 2020. AMTD Global Markets Limited, Loop Capital Markets LLC and Prime Number Capital LLC were the representatives of the underwriters for our initial public offering. We received net proceeds of approximately US$91.7 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$9.1 million, which included US$7.1 million in underwriting discounts and commissions for the initial public offering and approximately US$2 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. For the period from June 25, 2020 to December 31, 2025, we had used approximately US$77 million of the net proceeds received from our initial public offering for (i) expansion of overseas business and new businesses, including establishing research and development centers, taking selling and marketing initiatives overseas, developing renewable energy business, and electrical power equipment and component manufacturing, (ii) development and introduction of new mining machines, (iii) corporate branding and marketing activities, and (iv) general corporate purposes, including working capital needs and other corporate uses. We still intend to use the balance of the net proceeds from our initial public offering as disclosed in the registration statement.

From November 2020 to April 2021, we received net proceeds of an aggregate of approximately US$209 million through follow-on public offerings in connection with three registration statements on Form F-1, as amended (File Nos. 333-249647, 333-252804 and 333-254787, respectively). The offerings were priced at US$156.9, US$150.00 and US$183.00 (US$5.25, US$5.00 and US$6.1 before the Share Consolidation) per unit, respectively, with each unit consisting of one Class A ordinary share and one warrant to purchase one-half of one Class A ordinary share. The registration statements were declared effective by the SEC on November 17, 2020, February 10, 2021 and March 31, 2021, respectively. The total expenses incurred for our company’s account in connection with these offerings were approximately US$14.4 million, which included US$13.4 million in placement agent fees and approximately US$1 million in other costs and expenses for these offerings. Univest Securities, LLC was the placement agent for these offerings. None of the transaction expenses in connection with these offerings included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from these follow-on public offerings were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. For the period from November 17, 2020 to December 31, 2025, we had used approximately US$119 million of the net proceeds received from our follow-on offerings for (i) development and application of blockchain technology into financial services, (ii) research, development, production and sales of ASICs and equipment related to cryptocurrencies, (iii) establishment of compliant cryptocurrency mining farms, (iv) establishment and operation of Fintech service platforms, (v) corporate branding and marketing activities, and (vi) general corporate purposes, which may include working capital needs and other corporate uses. We still intend to use the net proceeds from such offerings as disclosed in their respective registration statements.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As of December 31, 2025, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, our management has concluded that our disclosure controls and procedures were not effective as of December 31, 2025 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, failed to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2025 due to a material weakness identified in our internal control over financial reporting as described below.

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

Internal Control Over Financial Reporting

During the audit of our financial statements for the year ended December 31, 2025, one material weakness was identified in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is related to the lack of sufficient accounting personnel with appropriate experience and knowledge in financial reporting in accordance with U.S. GAAP.

We are in the process of implementing a number of measures to improve our internal control over financial reporting to address the material weakness identified, including: (1) we have hired financial personnel with U.S. GAAP experience, and will continue to engage suitable personnel, as well as a Chief Financial Officer (CFO) and a Senior Financial Reporting Manager with relevant U.S. GAAP and SEC reporting experience and qualifications, to strengthen our financial reporting function and establish a financial and system control framework, (2) formalizing and standardizing our accounting and financial reporting control procedures and policies to improve the quality and accuracy of the period end financial closing process, and (3) enhancing an internal audit function as well as engaging an external consulting firm to help us assess our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control.

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

C. Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of internal controls from our independent registered public accounting firm. We ceased to qualify as an “emerging growth company” pursuant to the JOBS Act on December 31, 2025. However, since our public float was not over $75 million as of June 30, 2025, we are exempted from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 for the assessment of our internal control over financial reporting as of December 31, 2025.

D. Changes in Internal Control over Financial Reporting

Subject to the above, there were no other changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

	2025	2024
Audit fees	$602,550	$669,500
Audit related fees	-	-
Tax fees	-	-
All other fees	-	-
Total	$602,550	$669,500

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

There were no material cybersecurity incidents during the year ended December 31, 2025, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on the Company’s strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted.

Role of Management

Our Chief Executive Officer, Dong Hu, leads management’s assessment, identification and management of risks related to cybersecurity threats and receives regular briefings on cybersecurity matters from the cybersecurity team, including results of vulnerability testing and remediation, cyber incident response and progress on cybersecurity infrastructure initiatives. Mr. Hu has over 26 years of experience in the network communication and computing industry.  See “Item 6A—Directors and Senior Management” for more information on Mr. Hu’s expertise.

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

PART III

ITEM 17. Financial statements

We have elected to provide financial statements pursuant to Item 18.

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

Date: April 24, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Ebang International Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ebang International Holdings Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2019.

Houston, Texas

April 24, 2026

EBANG INTERNATIONAL HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(Stated in US dollars)

	Notes	December 31, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents		$200,191,726	$213,822,331
Restricted cash, current		31,155	580,019
Short-term investments	4	6,169,815	4,906,760
Accounts receivable, net	6	1,099,081	1,586,766
Advances to suppliers		477,748	70,312
Inventories, net	7	3,642,958	597,116
Prepayments		729,713	322,382
VAT recoverable, current		87,505	3,203,198
Other current assets, net (include $126,920 and nil due from a related party as of December 31, 2025 and 2024, respectively)		3,758,291	5,676,953
Total current assets		216,187,992	230,765,837

Non-current assets:
Property, plant and equipment, net	8	29,804,484	29,907,181
Intangible assets, net	9	2,196,854	3,339,664
Operating lease right-of-use assets	14	3,608,497	3,348,442
Operating lease right-of-use assets - related party	14/18	69,486	40,081
Restricted cash, non-current		796,786	602,178
Goodwill	3	-	1,277,789
VAT recoverable, non-current		1,468,819	766,587
Other assets		2,635,010	5,756,224
Total non-current assets		40,579,936	45,038,146

Total assets		$256,767,928	$275,803,983

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable		$436,119	$286,099
Accrued liabilities and other payables (include $126,920 and nil due to a related party as of December 31, 2025 and 2024, respectively)	10	6,310,237	10,367,210
Operating lease liabilities, current	14	1,105,514	1,114,377
Operating lease liabilities - related party, current	14/18	48,252	29,961
Advances from customers		14,812	55,403
Total current liabilities		7,914,934	11,853,050

Non-current liabilities:
Operating lease liabilities, non-current	14	3,430,152	2,877,122
Operating lease liabilities – related party, non-current	14/18	21,234	10,120
Other non-current liability		357,403	376,841
Deferred tax liabilities	11	3,379	326,452
Total non-current liabilities		3,812,168	3,590,535

Total liabilities		11,727,102	15,443,585

Equity:
Class A ordinary share, HKD0.03 par value, 11,112,474 shares authorized, 4,989,746 shares issued, 4,726,424 shares outstanding as of December 31, 2025 and 2024(1)	12	18,178	18,178
Class B ordinary share, HKD0.03 par value, 1,554,192 shares authorized, issued and outstanding as of December 31, 2025 and 2024(1)	12	5,978	5,978
Additional paid-in capital		396,090,766	396,454,715
Statutory reserves	15	11,079,649	11,079,649
Accumulated deficit		(149,185,245)	(135,091,716)
Accumulated other comprehensive loss		(13,777,506)	(12,874,020)
Total Ebang International Holdings Inc. shareholders’ equity		244,231,820	259,592,784

Non-controlling interest		809,006	767,614

Total equity		245,040,826	260,360,398

Total liabilities and equity		$256,767,928	$275,803,983

(1)	As of December 31, 2025 and 2024, 263,322 reserved for future issuance upon the vesting of RSAs granted under the 2020 Plan were considered issued but not outstanding. See Note 12.

The accompanying notes are an integral part of these consolidated financial statements

EBANG INTERNATIONAL HOLDINGS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in US dollars)

	Notes	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Product revenue		$793,047	$1,179,404	$782,349
Service revenue		5,743,940	4,689,367	4,072,832
Total revenues	16	6,536,987	5,868,771	4,855,181
Cost of revenues		6,142,141	4,679,085	21,558,986
Gross profit (loss)		394,846	1,189,686	(16,703,805)

Operating expenses:
Selling expenses		536,562	1,107,048	1,893,607
General and administrative expenses		22,733,520	30,455,530	29,041,432
Impairment of intangible assets	3/9	1,096,816	-	3,708,247
Impairment of goodwill	3	1,327,457	-	2,299,628
Total operating expenses		25,694,355	31,562,578	36,942,914

Gain on disposal of subsidiaries	19	-	-	7,524
Loss from operations		(25,299,509)	(30,372,892)	(53,639,195)

Other income (expenses):
Interest income		8,513,402	11,371,783	11,941,453
Other income		167,841	328,360	1,131,178
(Loss) gain from investment		(508,155)	382,896	356,996
Net (loss) gain on disposal of cryptocurrencies		-	(374,964)	744,803
Exchange gain (loss)		3,078,562	(2,169,880)	456,647
Government grants		39,121	52,191	62,600
Other expenses		(477,443)	(126,208)	(119,531)
Total other income		10,813,328	9,464,178	14,574,146

Loss before income taxes benefit		(14,486,181)	(20,908,714)	(39,065,049)

Income taxes benefit	11	(320,983)	(42,545)	(1,031,461)

Net loss		(14,165,198)	(20,866,169)	(38,033,588)
Less: net loss attributable to non-controlling interest		(71,669)	(615,118)	(1,261,445)
Net loss attributable to Ebang International Holdings Inc.		$(14,093,529)	$(20,251,051)	$(36,772,143)

Comprehensive loss
Net loss		$(14,165,198)	$(20,866,169)	$(38,033,588)
Other comprehensive loss:
Foreign currency translation adjustment		(790,425)	917,303	(2,278,915)

Total comprehensive loss		(14,955,623)	(19,948,866)	(40,312,503)
Less: comprehensive income (loss) attributable to non-controlling interest		41,392	(710,883)	(1,377,803)
Comprehensive loss attributable to Ebang International Holdings Inc.		$(14,997,015)	$(19,237,983)	$(38,934,700)

Net loss per ordinary share attributable to Ebang International Holdings Inc.
Basic	5	$(2.24)	$(3.22)	$(5.86)
Dilute	5	$(2.24)	$(3.22)	$(5.86)

Weighted average ordinary shares outstanding
Basic	5	6,280,616	6,280,616	6,275,118
Diluted	5	6,280,616	6,280,616	6,275,118

The accompanying notes are an integral part of these consolidated financial statements

EBANG INTERNATIONAL HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Stated in US dollars)

	Class A Ordinary Shares(1)		Class B Ordinary Shares					Accumulated
	Number of		Number of		Additional Paid-in	Statutory	Accumulated	Other Comprehensive	Non-controlling	Total
	Shares	Amount	Shares	Amount	Capital	Reserves	Deficit	Loss	Interest	Equity

Balance, January 1, 2023	4,700,852	$18,080	1,554,192	$5,978	$397,620,927	$11,079,649	$(78,068,522)	$(11,724,531)	$2,856,300	$321,787,881

Issuance of vested restricted share awards	25,572	98	-	-	(98)	-	-	-	-	-

Share-based compensation	-	-	-	-	(153,034)	-	-	-	-	(153,034)

Net loss	-	-	-	-	-	-	(36,772,143)	-	(1,261,445)	(38,033,588)

Foreign currency translation adjustment	-	-	-	-	-	-	-	(2,162,557)	(116,358)	(2,278,915)

Balance, December 31, 2023	4,726,424	$18,178	1,554,192	$5,978	$397,467,795	$11,079,649	$(114,840,665)	$(13,887,088)	$1,478,497	$281,322,344

Share-based compensation	-	-	-	-	(1,013,080)	-	-	-	-	(1,013,080)

Net loss	-	-	-	-	-	-	(20,251,051)	-	(615,118)	(20,866,169)

Foreign currency translation adjustment	-	-	-	-	-	-	-	1,013,068	(95,765)	917,303

Balance, December 31, 2024	4,726,424	$18,178	1,554,192	$5,978	$396,454,715	$11,079,649	$(135,091,716)	$(12,874,020)	$767,614	$260,360,398

Share-based compensation	-	-	-	-	(363,949)	-	-	-	-	(363,949)

Net loss	-	-	-	-	-	-	(14,093,529)	-	(71,669)	(14,165,198)

Foreign currency translation adjustment	-	-	-	-	-	-	-	(903,486)	113,061	(790,425)

Balance, December 31, 2025	4,726,424	$18,178	1,554,192	$5,978	$396,090,766	$11,079,649	$(149,185,245)	$(13,777,506)	$809,006	$245,040,826

(1)	As of December 31, 2025, 2024 and 2023, 263,322, 263,322 and 263,322 shares reserved for future issuance upon the vesting of RSAs granted under the 2020 Plan were considered issued but not outstanding, respectively. See Note 12.

The accompanying notes are an integral part of these consolidated financial statements.

EBANG INTERNATIONAL HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in US dollars)

	For the year	For the year	For the year
	ended	ended	ended
	December 31,	December 31,	December 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(14,165,198)	$(20,866,169)	$(38,033,588)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expenses	2,554,235	2,601,044	3,519,859
Net provision for (reversal of) credit losses	296,987	(1,052,143)	975,114
Reversal of share-based compensation expenses	(363,949)	(1,013,080)	(153,034)
Loss on disposal of property, plant and equipment	103,941	3,694	478,849
Loss on disposal of intangible assets	-	-	200,000
Inventory write-down	49,476	272,316	340,186
Loss (gain) on short-term investment	508,155	(382,896)	(356,996)
Impairment of goodwill	1,327,457	-	2,299,628
Deferred income taxes	(320,983)	(42,545)	(1,031,461)
Impairment of property, plant and equipment	-	-	57,117
Impairment of intangible assets	1,096,816	-	3,708,247
Impairment of VAT recoverable	2,391,242	-	16,688,647
Loss from cybersecurity event	-	-	2,251,551
Noncash lease expenses	1,048,615	1,446,952	1,835,542
(Gain) loss from modification of lease contract	(17,424)	15,334	-
(Gain) loss on foreign currency transactions	(3,078,562)	2,169,880	(456,647)
Loss (gain) on disposal of cryptocurrencies	-	374,964	(744,803)
Gain on disposal of subsidiaries	-	-	(7,524)
Changes in assets and liabilities:
Accounts receivable, net	260,007	49,129	2,612,509
Inventories, net	(2,753,317)	(191,030)	(122,326)
Advances to suppliers	(395,405)	20,400	229,246
VAT recoverable	125,155	(33,836)	(133,790)
Prepayments and other current assets, net	4,042,281	1,722,176	956,970
Other assets	221,214	474,554	(323,279)
Accounts payable	144,400	(112,408)	(1,130,842)
Other non-current liability	(34,786)	382,678	-
Advances from customers	(41,497)	(11,976)	(916,451)
Accrued liabilities and other payables	(2,043,999)	(3,440,917)	(4,272,841)
NET CASH USED IN OPERATING ACTIVITIES	(9,045,139)	(17,613,879)	(11,530,117)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(4,497,134)	(223,106)	(985,794)
Proceeds from disposal of property, plant and equipment	184,717	15,251	-
Cash paid for short-term investments	(17,110,774)	(36,286,215)	-
Collections from short-term investments	16,056,425	31,635,910	5,694,982
Purchase of cryptocurrencies	-	-	(9,162,886)
Proceeds from disposal of cryptocurrencies	-	-	7,199,398
Prepayment for property, plant and equipment	-	(4,716,030)	(123,000)
Payments for business combination, net of cash acquired	-	(317,395)	-
Cash from disposal of subsidiaries, net of cash disposed of	-	-	7,524
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(5,366,766)	(9,891,585)	2,630,224

EFFECT OF FOREIGN EXCHANGE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	427,044	(410,170)	(407,061)

NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(13,984,861)	(27,915,634)	(9,306,954)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	215,004,528	242,920,162	252,227,116

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$201,019,667	$215,004,528	$242,920,162

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$-	$-	$-
Income taxes	$-	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Liabilities assumed in connection with purchase of property, plant and equipment	$-	$2,131	$34,596
Reduction of PPE cost and AP due to contract settlement	$3,188,367	$-	$-
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$1,119,621	$273,213	$1,801,664
Remeasurement of the lease liabilities and right-of-use assets due to lease modification	$136,855	$1,350,538	$320,911
Issuance of vested restricted share awards	$-	$-	$98

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$200,191,726	$213,822,331	$241,634,262
Restricted cash, current	31,155	580,019	88,614
Restricted cash, non-current	796,786	602,178	1,197,286
Total cash, cash equivalents and restricted cash	$201,019,667	$215,004,528	$242,920,162

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

Corporate Structure

Ebang International Holdings Inc. is a holding company incorporated in the Cayman Islands that does not have substantive operations. We conduct our businesses through our subsidiaries. As of December 31, 2025, the principal subsidiaries of the Company consist of the following entities:

Name	Background		Ownership
Ebang Communications (HK) Technology Limited (“HK Ebang Communications”), formerly known as Hong Kong Bite Co., Ltd.	●	A Hong Kong company	100% owned by Ebang International through its subsidiaries
	●	Incorporated on February 12, 2016
	●	Principally for the trading of renewable energy products

Zhejiang Ebang Communication Technology Co., Ltd. (“Zhejiang Ebang”)*	●	A PRC limited liability company	99.9986% owned by Ebang International through its subsidiaries
	●	Incorporated on January 21, 2010
	●	Principally holding our businesses in the research, development, design and manufacture of renewable energy products

Zhejiang Ebang Information Technology Co., Ltd. (“Ebang IT”) **	●	A PRC limited liability company	99.9964% owned by Ebang International through its subsidiaries
	●	Incorporated on August 11, 2010
	●	Principally for the design, manufacture and sale of telecommunications and blockchain processing equipment

Hangzhou Ebang Shengye Technology Co., Ltd. (“Hangzhou Ebang Shengye”)	●	A PRC limited liability company	99.9964% owned by Ebang International through its subsidiaries
	●	Incorporated on November 22, 2023
	●	Principally for providing rental services

Ebonex Australia Pty Ltd	●	An Australia company	100% owned by Ebang International
(“Ebonex Australia”)	●	Incorporated on April 22, 2021	through its subsidiaries
	●	Principally for operating the cryptocurrency exchange platform

Ebonfx Australia Pty Ltd	●	An Australia company	100% owned by Ebang International
(“Ebonfx Australia”), formerly known as Compass Global Holdings Pty Ltd	●	Acquired on March 21, 2022	through its subsidiaries
	●	Principally for operating the cross-border payment and foreign exchange business

Redback Operations Pty Ltd	●	An Australia company	100% owned by Ebang International
(“Redback Operations”)	●	Acquired on November 8, 2024	through its subsidiaries
	●	Principally for solar and battery storage solutions

Luceo Australia Pty Ltd (“Luceo Australia”)	●	An Australia company	100% owned by Ebang International
	●	Acquired on November 8, 2024	through its subsidiaries
	●	Principally for SaaS data visualization and analytics solutions

*	The portion of the income or loss applicable to the non-controlling interest in Zhejiang Ebang, Ebang IT and Hangzhou Ebang Shengye are immaterial and are not reflected in the consolidated statements of operations and comprehensive loss.

**	Ebang IT was deregistered on September 26, 2025.

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

Non-controlling Interest

Non-controlling interest on the consolidated balance sheets is primarily from the consolidation of Hangzhou Dewang, a 51.05% owned subsidiary, and Hangzhou Yijiaxin IC Design Co., Ltd. (“Hangzhou Yijiaxin”), a wholly-owned subsidiary of Hangzhou Dewang, which became effectively 51.05% owned by the Company. The portion of the income or loss applicable to the non-controlling interest in the subsidiaries are reflected in the consolidated statements of operations and comprehensive loss.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant accounting estimates for the years ended December 31, 2024 and 2023 reflected in the Company’s consolidated financial statements include the impairment of goodwill and an intangible asset recognized from a business combination specifically related to the impairment of goodwill and an intangible asset recorded in fiscal year 2023 and the determination of fair value of an identified intangible asset recognized from a business combinations transaction closed in fiscal year 2024. Other accounting estimates include, but not limited to, estimates for inventory write-down, share-based compensation, useful lives of long-lived assets, credit losses, income taxes including valuation allowance for deferred tax assets, implicit interest rate of operating leases, and impairment of long-lived assets and goodwill other than impairment of an intangible asset and goodwill recognized from a business combination in fiscal year 2023, which is considered as a significant accounting estimate. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

Restricted cash

Restricted cash mainly represents the bank deposit pledged in exchange for bank guarantee services related to the Company’s performance of product repairment under factory warranty and the Company’s lease of certain office space. Restricted cash also includes the Company’s payment regarding the security for the defendant’s cost associated with a legal matter where the Company is the plaintiff. As of December 31, 2025 and 2024 the Company had restricted cash balance of US$827,941 and US$1,182,197, respectively.

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

For the years ended December 31, 2025, 2024 and 2023, the Company recorded a net credit loss (reversal of credit loss) on other receivable of US$35,465, US$(1,129,096) and US$1,279,226, respectively, and a net credit loss (reversal of credit loss) on accounts receivable of US$261,522, US$76,953 and US$(304,112), respectively.

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

When performing the annual impairment test, the Company has the option of performing a qualitative or quantitative assessment to determine if an impairment has occurred. If a qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the Company would be required to perform a quantitative impairment analysis for goodwill. The quantitative analysis requires a comparison of fair value of the reporting unit to the carrying value, including goodwill. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. The fair value is generally determined using the income approach. For the years ended December 31, 2025, 2024 and 2023, the Company recognized US$1,327,457, nil and US$2,299,628 impairment of goodwill, respectively.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Buildings	20 years
Land	Not depreciated
Computer software	10 years
Leasehold improvements	Over the shorter of the lease term or expected useful lives
Office equipment	3-5 years
Motor vehicles	5 years
Mechanical equipment	3-10 years

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

Cryptocurrencies

Cryptocurrencies are included in other assets in the consolidated balance sheets due to the Company primarily holds cryptocurrencies for long-term price appreciation and plans to sell them to support operations as needed. Purchases and sales of cryptocurrencies for fiat currency are classified as investing activities in the Company’s consolidated statements of cash flows. The Company retains all cryptocurrencies received from operations and may periodically make strategic disposal of the cryptocurrencies held. The balance of cryptocurrency is immaterial as of December 31, 2024 and there is no outstanding cryptocurrencies balance as of December 31, 2025.

As a result of adopting ASC 350-60, Intangibles — Goodwill and Other, (“ASC 350-60”) on January 1, 2025 following modified retrospective method, cryptocurrencies are measured at fair value as of each reporting period. The fair value of cryptocurrencies are measured using the period-end closing price from the principal market in accordance with ASC 820, Fair Value Measurement ("ASC 820"). The changes in cryptocurrencies valuation due to remeasurement in fair value within each reporting period are included in other income or expenses in the consolidated statements of operations and comprehensive loss. In accordance with ASC 350-60, the Company discloses realized gains and losses from the sale of cryptocurrencies and such gains and losses are measured as the difference between the cash proceeds and the cost basis of cryptocurrencies as determined using first-in-first-out method. The adoption of ASC 350-60 had immaterial impact on the Company’s prior years’ consolidated financial statements. For the year ended 2025, the changes in cryptocurrencies valuation and realized gains and losses were immaterial.

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

The estimated useful lives are as follows:

Land use right	50 years
Software	18 - 65 months
Technologies	1 - 10 years
Patents	2 - 10 years
Licence	20 years
Long-term contract	9.25 years

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

The carrying amounts of the Company’s current assets and current liabilities except for short-term investments and operating lease liability – related party, current are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

The Company’s non-financial assets, including intangible assets, goodwill and property, plant and equipment are measured at fair value when an impairment charge is recognized.

The financial asset carried at fair value on a recurring basis as of December 31, 2025 and 2024 is as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Balance

Short-term investments
As of December 31, 2025	$109,887	$6,059,928	-	$6,169,815
As of December 31, 2024	$215,375	$4,691,385	$-	$4,906,760

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

Product revenue - Solar and battery storage products and related accessories

The Company generates revenues from providing customers with solar and battery storage products by selling to customers renewable energy products and related accessories, which primarily consisting of inverters, batteries and related parts and accessories. The Company recognizes revenue at a point in time when products are picked up by the customers or handed over to the carrier upon leaving the warehouse according to the terms agreed with customers.

The Company elected to account for shipping and handling fees that occur after the customer has obtained control of goods, for instance, free on board shipping point arrangements, as a fulfillment cost and accrues for such costs. The Company provides assurance-type warranty for the products sold, and the repairment cost incurred was immaterial for the year ended December 31, 2025. The Company records losses associated with assurance-type warranty when a loss is probable and can be reasonably estimated.

Service revenue

The Company generates service revenue mainly from the cross-border payment and foreign exchange services, cryptocurrency exchange services, SaaS data visualization and analytics solutions and rental services.

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

The Company commenced the cryptocurrency exchange business in 2022. For the years ended December 31, 2025, 2024 and 2023, the revenue generated from the cryptocurrency exchange services was primarily from the transaction matching facilitated through OTC execution.

Service – SaaS data visualization and analytics solutions

The Company generates revenues from SaaS data visualization and analytics solutions by providing a visualized platform for energy utility companies to monitor and analyze energy use and power quality.

Revenue is recognized over time as the services are continuously rendered throughout the contract period, as the customer simultaneously receives and consumes the benefits provided by the Company. Revenue is measured based on the contractual terms.

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

Contract balances

The Company classifies its right to consideration in exchange for products or services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and has the unconditional right to receive consideration. A contract asset is recorded when the Company has transferred services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance or other factors in the contract. As of December 31, 2025 and 2024, the Company had no contract assets.

Contract liabilities are recorded when consideration is received from a customer prior to transferring the products or services to the customer or other conditions under the terms of a sales contract. As of December 31, 2025 and 2024 and 2023 the Company recorded contract liabilities of US$14,812, US$55,403 and US$69,361 respectively, which were presented as advances from customers on the accompanying consolidated balance sheets. During the years ended December 31, 2025, 2024 and 2023, US$56,257, US$68,237 and US$1,209 of revenue was recognized from the contract liabilities balance as of December 31, 2025, 2024 and 2023, respectively.

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

Selling and handling expenses

Selling and handling costs amounted to US$483, US$2,195 and US$6,630 for the years ended December 31, 2025, 2024 and 2023, respectively. Selling and handling costs are expensed as incurred and included in selling expenses.

General and administrative expenses

General and administrative expenses consist primarily of research and development expenses, salary and welfare for general and administrative personnel, rental expenses, depreciation and amortization associated with general and administrative personnel, allowance for credit losses, impairment of intangible assets, entertainment expenses, general office expenses and professional service fees.

The Company recognizes research and development expenses when incurred. Research and development expenses amounted to US$4,092,060, US$5,425,946 and US$7,401,430 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

Future minimum undiscounted lease collections from the contracts existing as of December 31, 2025 were as follows:

As of December 31, 2025
2026	$1,167,794
2027	1,167,794
2028	1,214,506
2029	1,214,506
2030	1,214,506
Thereafter	5,102,869
Total	$11,081,975

Government grants

Government grants represent cash subsidies received from PRC government. Cash subsidies that have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized when received. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local businesses. Total government grants received amounted to US$39,121, US$52,191 and US$62,600 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

For the year ended December 31, 2025, the Company recorded impairment on VAT recoverable, current of US$2.4 million, included in the cost of revenues and general and administrative expenses on the consolidated statements of operations and comprehensive loss. For the years ended December 31, 2024 and 2023, the Company recorded impairment on VAT recoverable, non-current of US$ nil and US$16.7 million, respectively, included in the cost of revenues on the consolidated statements of operations and comprehensive loss. The impairment of VAT recoverable incurred during the years ended December 31, 2025 and 2023 were primarily related to Hangzhou Ebang Shengye and Zhejiang Ebang, respectively, as the Company determined the VAT could not be recovered. The Company expects to use or receive the remaining VAT recoverable in future operations.

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

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for credit losses primarily based upon various factors surrounding the credit risk of specific customers and general economic conditions. Refer to the current expected credit loss policy.

Recently issued accounting pronouncements

Recent Accounting Pronouncements Adopted

In December 2023, the FASB issued Accounting Standards Update No. 2023-08, Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”), which requires entities that hold crypto assets to subsequently measure such assets at fair value with changes recognized in net income each reporting period. The guidance also requires crypto assets measured at fair value to be presented separately from other intangible assets on the balance sheet and changes in the fair value measurement of crypto assets to be presented separately on the income statement from changes in the carrying amounts of other intangible assets. The new standard is effective for the Company beginning December 15, 2024, with early adoption permitted. The Company has adopted ASC 2023-08 starting from January 1, 2025 and the adoption does not have a material impact to the overall financial presentation.

On December 14, 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires that entities disclose specific categories in their rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The new standard is effective for the Group beginning December 15, 2024, with early adoption permitted. The amendments should be applied on a prospective basis and retrospective application is also permitted. The Group adopted ASU 2023-09 prospectively for the year ended December 31, 2025.

Recent Accounting Pronouncements Issued but not yet Adopted

In November 2024, the FASB issued ASU 2024-03, “Reporting Comprehensive Income — Expense Disaggregation Disclosures” (subsequently amended by ASU 2025-01), which focuses on improving the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, SG&A, and research and development). ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

In July 2025, the FASB issued ASU No. 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”, which provides a practical expedient for estimating expected credit losses for current accounts receivable and current contract assets. This ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years, with early adoption permitted. ASU No. 2025-05 should be applied prospectively. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures and expects no material change if adopting ASU No. 2025-05.

Note 3 – Business Acquisition and Goodwill

Impairment of goodwill and intangible assets related to entity acquired in 2022

As a result of the assessment over the operating results of Ebonfx Australia acquired in 2022, the Company recognized impairment loss on goodwill of US$2,299,628 and the license of US$3,708,247 during the year ended December 31, 2023. The Company used the income approach with the discounted cash flow valuation method to estimate the fair value of Ebonfx Australia, and used the multi-period excess earnings method to estimate the fair value of the license with the assistance of a third-party valuation specialist. The determination of fair value requires management to make significant estimates and assumptions related to forecasted revenues and cash flows and the discount rate.

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

The following pro forma information summarizes the results of operations of the Company for the years ended December 31, 2024 and 2023, as if the acquisition had been completed on January 1, 2023. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated and may not be indicative of future operating results. The pro forma information is adjusted for the elimination of internal transactions between the Company and Redback Technologies for the period ended December 31, 2024.

	Years ended December 31,
	2024	2023
	Unaudited	Unaudited
Pro forma revenues	$9,397,779	$17,278,368
Pro forma net loss	$20,149,854	$40,586,990

Impairment of goodwill and intangible assets related to entity acquired

As a result of the assessment over the operating results of Redback Technologies, the Company fully impaired goodwill and technology in the amount of US$1,327,457 and US$1,096,816 during the year ended December 31, 2025.

Note 4 – Short-term investments

Short-term investments consist of the following:

	As of December 31,	As of December 31,
	2025	2024

Marketable securities	$109,887	$215,375
Wealth management products	6,059,928	4,691,385
Total	$6,169,815	$4,906,760

The balances of wealth management products as of December 31, 2025 represent wealth management products with variable rates of return or non-principle-guaranteed purchased from commercial banks.

For the years ended December 31, 2025, 2024 and 2023, the unrealized loss related to investments in marketable securities was US$105,489, US$280,747 and US$35,758, respectively.

For the years ended December 31, 2025, the unrealized gain associated with the wealth management products was US$37,471. There was no unrealized gain or loss associated with the wealth management products as of December 31, 2024 and 2023. No impairment charges were recorded for the years ended December 31, 2025, 2024 and 2023.

Note 5 – Loss per share

The calculation of basic loss per share is based on the loss attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares in issue for the years ended December 31, 2025, 2024 and 2023.

The loss per share calculation for the years ended December 31, 2025, 2024 and 2023 excludes the following potentially dilutive ordinary shares:

	Years ended December 31,
	2025	2024	2023
Class A ordinary shares exercisable from warrants issued pursuant to the Warrant Inducement Offering (as defined below in Note 12)	453,333	453,333	453,333
Class A ordinary shares exercisable from warrants issued pursuant to the March 2021 Offering (as defined below in Note 12)	233,333	233,333	233,333
Class A ordinary shares issuable from the outstanding restricted share awards(1)	38,289	38,289	91,419
Total	724,955	724,955	778,085

The following reflects the loss and share data used in the basic and diluted loss per ordinary share computations:

	Years ended December 31,
	2025	2024	2023
Loss attributable to ordinary shareholders of the Company for basic loss per share calculation	$(14,093,529)	$(20,251,051)	$(36,772,143)
Weighted average number of ordinary shares outstanding for basic loss per share calculation	6,280,616	6,280,616	6,275,118
Basic loss per share	$(2.24)	$(3.22)	$(5.86)

Loss attributable to ordinary shareholders of the Company for diluted loss per share calculation	$(14,093,529)	$(20,251,051)	$(36,772,143)

Weighted average number of ordinary shares outstanding basic loss per share calculation	6,280,616	6,280,616	6,275,118
Adjusted for:
- incremental shares issuable related to warrants issued	-	-	-
Weighted average number of shares outstanding for diluted loss per share calculation	6,280,616	6,280,616	6,275,118

Diluted loss per share	$(2.24)	$(3.22)	$(5.86)

Note 6 – Accounts receivable, net

Accounts receivable, net consist of the following:

	As of December 31,	As of December 31,
	2025	2024
Accounts receivable	$3,538,587	$3,674,437
Less: Allowance for credit losses	(2,439,506)	(2,087,671)
Accounts receivable, net	$1,099,081	$1,586,766

Movements of allowance for credit losses are as follows:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2025	2024	2023
Allowance for credit losses, beginning balance	$2,087,671	$2,075,280	$3,523,458
Net provision for (reversal of) credit losses	261,522	76,953	(304,112)
Uncollectible accounts receivable written-off	-	-	(981,152)
Effects of foreign exchange rate	90,313	(64,562)	(162,914)
Allowance for credit losses, ending balance	$2,439,506	$2,087,671	$2,075,280

Note 7 – Inventories, net

	As of December 31,	As of December 31,
	2025	2024
Finished goods	$3,806,078	$10,169,630
Work in process	920,335	884,503
Raw materials	13,522,132	17,358,597
	18,248,545	28,412,730
Less: inventory write-down	(14,605,587)	(27,815,614)
Inventories, net	$3,642,958	$597,116

During the years ended December 31, 2025, 2024 and 2023, the Company recorded write-down for the potentially obsolete, slow-moving inventories and lower of cost or market adjustment of US$49,476, US$272,316 and US$340,186 in cost of revenues, respectively.

Note 8 – Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	As of December 31,	As of December 31,
	2025	2024
Buildings	$29,648,756	$31,475,491
Land	4,111,556	-
Mechanical equipment	2,493,571	17,426,372
Motor vehicles	341,680	283,320
Office equipment	7,109,384	7,110,842
Computer software	147,924	678,252
Leasehold improvement	1,695,168	2,247,199
Construction in progress	23,675	23,675
Total	45,571,714	59,245,151
Accumulated depreciation	(15,709,478)	(29,282,612)
Provision for impairment	(57,752)	(55,358)
Property, plant and equipment, net	$29,804,484	$29,907,181

During the year ended December 31, 2025, due to the settlement with a vendor related to a constructed building which resulted to a reduction in the amount owed, the cost of the building was reduced by US$3,188,367.

Depreciation expense for the years ended December 31, 2025, 2024 and 2023 amounted to US$2,369,417, US$2,445,485 and US$3,038,131, respectively. The Company recorded impairment charges on property, plant and equipment of nil, nil and US$57,117 for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 9 – Intangible assets, net

The following table presents the Company’s intangible assets as of the respective balance sheet dates:

	As of December 31,	As of December 31,
	2025	2024
Land use right	$2,590,130	$2,482,727
License	4,097,440	3,804,294
Software	2,841,214	4,877,089
Patents	52,550	29,879,744
Technology	1,282,497	1,905,520
Long-term contract	5,347	4,964
Total	10,869,178	42,954,338
Accumulated amortization	(3,803,153)	(15,411,509)
Provision for impairment	(4,869,171)	(24,203,165)
Intangible assets, net	$2,196,854	$3,339,664

Amortization expense for the years ended December 31, 2025, 2024 and 2023 amounted to US$184,818, US$155,559 and US$481,728, respectively. The Company recorded impairment charges on intangible assets of US$1,096,816, nil and US$3,708,247 for the years ended December 31, 2025, 2024 and 2023, respectively. The approximately US$1.1 million impairment charges recorded in the year ended December 31, 2025 were recorded against a technology and a long-term contract and approximately US$3.7 million impairment charges recorded in the year ended December 31, 2023 was recorded against a license, as the carrying amount of these assets were deemed not recoverable due to the assets’ economic obsolescence identified during the periods. The impairment losses were included in the general and administrative expenses in the consolidated statements of operations and comprehensive loss.

Estimated future amortization expense related to intangible assets held as of December 31, 2025:

Year
2026	$62,313
2027	62,313
2028	60,562
2029	51,803
2030	51,803
Thereafter	1,908,060
Total	$2,196,854

Note 10 – Accrued liabilities and other payables

The components of accrued liabilities and other payables are as follows:

	As of December 31,	As of December 31,
	2025	2024
Salary payable	$1,543,990	$1,642,436
Payable to consultants	275,706	333,510
Refundable deposit to customers	93,251	252,472
Payable to property, plant and equipment suppliers	166,448	3,845,399
Customer custodial cash liabilities	2,196,931	2,267,903
Custodial cash liabilities to a related party (see Note 18)	126,920	-
Other accrued liabilities	1,906,991	2,025,490
Total accrued liabilities and other payables	$6,310,237	$10,367,210

Other accrued liabilities mainly consist of insurance payables, social security payables, accrued professional service fees. The customer custodial cash liabilities represent the cash held on behalf of customers for the settlement of future cross-border payment and foreign exchange services. The corresponding customer custodial cash asset with balance in the same amount was included in other current asset, net in the consolidated balance sheets.

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

Australia

The Company’ subsidiaries incorporated in Australia are subject to Australian Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Australia tax laws. The Australian Income Tax had significant changes progressively since June 30, 2017. From July 1, 2021, companies that are base rate entities must apply the 25% company tax rate. A company is a base rate entity for an income year if 1) the company’s aggregated turnover for that income year is less than AUD 50,000,000 of that income year, and 2) it has 80% or less of their assessable income in that income year that is base rate entity passive income. Thus the applicable tax rate is 25% for the Company on assessable profits arising in or derived from Australia.

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

PRC

The Company’s subsidiaries incorporated in the PRC are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. For the year ended December 31, 2025 and 2024, Redback Technologies (Shanghai) Co., Ltd. was qualified as HNTE and entitled to a preferential income tax rate of 15%. For the years ended December 31, 2025, 2024 and 2023, Zhejiang Ebang was qualified as HNTE and entitled to a preferential income tax rate of 15%. For the year ended December 31, 2023, Hangzhou Dewang, and Ebang IT were qualified as HNTE and entitled to a preferential income tax rate of 15%.

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

Reconciliation of the differences between statutory income tax rate and the effective tax rate

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the year ended December 31, 2025 applicable to the PRC operations to income tax expenses after the adoption of ASU 2023-09 is as follows:

	For the year ended
	December 31, 2025
	Amount	Percentage
Statutory income tax rate	3,621,545	25%
Foreign tax effect:
Hong Kong	(901,002)	(6.20)%
Singapore	(225,042)	(1.60)%
Australia	(1,340,806)	(9.30)%
US	(473,007)	(3.30)%
Cayman	2,001,273	13.8%
BVI	(305,986)	(2.10)%
Nontaxable or nondeductible items	(14,756)	(0.10)%
Effect of additional deduction of research and development expense	119,075	0.8%
Effect of PRC income tax exemptions and reliefs	(199,652)	(1.40)%
Recovery from deferred income tax assets	449,118	3.1%
Effect of valuation allowance on deferred income tax assets	(2,736,541)	(18.90)%
Effect of impairment of intangible assets arising from business acquisition in 2024	305,269	2.1%
Others	21,495	0.1%
Total	320,983	2.1%

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2024 and 2023 applicable to the PRC operations to income tax expenses before the adoption of ASU 2023-09 is as follows:

	For the year ended December 31,	For the year ended December 31,
	2024	2023
Statutory income tax rate	25.00%	25.00%
Effect of expenses not deductible for tax purposes	(0.10)%	(0.20)%
Effect of additional deduction of research and development expense	3.50%	4.80%
Effect of income tax exemptions and reliefs	(2.60)%	(8.00)%
Recovery from deferred income tax assets	3.30%	5.20%
Effect of valuation allowance on deferred income tax assets	(34.10)%	(27.10)%
Income tax difference under different tax jurisdictions	5.00%	4.30%
Others	0.20%	(1.40)%
Total	0.20%	2.60%

The component of provision for income after the adoption of ASU 2023-09 were as follows:

For the year ended December 31, 2025
Current income tax expense	$-
Deferred tax benefit	(320,983)
- Australia	(335,883)
- US	14,900
Income taxes benefit	$(320,983)

The component of provision for income before the adoption of ASU 2023-09 were as follows:

	For the year ended December 31,	For the year ended December 31,
	2024	2023
Current income tax expense	$-	$-
Deferred tax benefit	(42,545)	(1,031,461)
Income taxes benefit	$(42,545)	$(1,031,461)

PRC and international components of loss before income taxes after the adoption of ASU 2023-09 were as follows:

For the year
ended
December 31,
2025
PRC	$(11,212,209)
Foreign	(3,273,972)
Total	$(14,486,181)

For the purpose of presentation in the consolidated balance sheets, deferred income tax assets and liabilities have been offset. Significant components of deferred tax assets and liabilities are as follows:

	As of December 31,	As of December 31,
	2025	2024
Provision for credit losses	$2,032,077	$1,945,535
Net operating loss carryforward	51,942,731	45,769,678
Impairment of VAT recoverable, inventory write-down and others	5,809,405	5,617,458
	59,784,213	53,332,671
Less: valuation allowance	(59,784,213)	(53,332,671)

Deferred tax assets	$-	$-

Intangible assets acquired from business combination transaction	$-	293,847
Property, plant and equipment	3,379	$32,605
Deferred tax liabilities	$3,379	$326,452

Total deferred tax liabilities	$3,379	$326,452

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

The amounts of cumulative net operating loss in 2025 of major tax jurisdictions and the year of expiration are as follows:

Tax Jurisdiction	Amount in US$ (in thousands)	Earliest year of expiration if not utilized
PRC	183,428	2026
Hong Kong	36,513	No expiration
Australia	21,413	No expiration
Singapore	5,505	No expiration
United States	8,670	No expiration
Others	-	Depending on different countries and regions

Uncertain tax positions

The PRC tax authorities conduct periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC entities. Accordingly, the PRC subsidiaries’ tax years of 2021 through 2025 remain open to examination by the respective tax authorities. It is therefore uncertain as to whether the PRC tax authorities may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

Note 12 – Equity

Ordinary shares

The Company adopted a dual-class share structure. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to twenty votes per share. Each Class B ordinary share can be converted into one Class A ordinary share at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares.

During the years ended December 31, 2025, 2024 and 2023, the Company issued nil, nil and 264,727 Class A ordinary shares to Tiger Brokers (Singapore) Ptd. Ltd. (the “ESOP platform”) which were reserved for future issuance of the Company’s Class A ordinary shares upon the vesting of RSAs granted under the 2020 Plan. As of December 31, 2025 and 2024, 263,322 of such shares were considered issued but not outstanding.

Warrants

The following table sets forth the Company’s warrant activities for the years ended December 31, 2025, 2024 and 2023:

	Number of shares Issuable	Weight-average exercise price
Outstanding and exercisable at January 1, 2023	686,667	$286.2
Granted	-	-
Exercised	-	-
Balance at December 31, 2023	686,667	286.2
Outstanding and exercisable at December 31, 2023	686,667	286.2
Granted	-	-
Exercised	-	-
Balance at December 31, 2024	686,667	286.2
Outstanding and exercisable at December 31, 2024	686,667	286.2
Granted	-	-
Exercised	-	-
Balance at December 31, 2025	686,667	286.2
Outstanding and exercisable at December 31, 2025	686,667	286.2

The intrinsic value of these warrants was approximately nil and nil as of December 31, 2025, and 2024, respectively.

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

The Company granted 172,333 and 61,200 (5,170,000 and 1,836,000 before the Reverse Stock Split) restricted share awards (“RSAs”) in 2022 and 2021, respectively, under the 2020 Plan. The vesting schedule of RSAs ranges from 100% upon grant, to over four years with 25% vested at each anniversary. The vesting of these RSAs is further subject to performance conditions whereby a 50% or 100% of the RSAs to be vested in a given year will be forfeited based on the result of an annual performance review of the grantee in accordance with predetermined performance targets. The unvested portion of the RSAs will also be forfeited upon the termination of employment or service during the vesting period. The Company estimates the annual performance review result for each grantee and recognizes the related compensation expenses. The amount of compensation expense reversed for the years ended December 31, 2025, 2024 and 2023 was US$363,949, US$1,013,080 and US$153,034, respectively. The net reversal of the compensation expense recorded in the year ended December 31, 2023, 2024 and 2025 was due to resignation of employees as well as the actual performance target being different from the Company’s previous estimate as a result of the employees failing to achieve certain performance goals, and the Company’s adjustment of the estimate of future performance review result in connection therewith. Unvested compensation expense as of December 31, 2025 and 2024 was nil and US$159,230, respectively.

During the years ended December 31, 2025, 2024 and 2023, the Company issued nil, nil and 264,727 Class A ordinary shares to ESOP platform which were reserved for future issuance upon the vesting of RSAs granted under the 2020 Plan. Also see Note 12.

The following table summarized the Company’s RSAs activity under the 2020 Plan:

		Weighted average
	Number of RSAs*	grant date fair value*
Unvested, January 1, 2023	133,066	$40.34
Granted	-	-
Vested	(25,572)	31.31
Forfeited	(16,075)	65.00
Unvested, December 31, 2023	91,419	38.52
Granted	-	-
Vested	-	-
Forfeited	(53,130)	41.25
Unvested, December 31, 2024	38,289	34.73
Granted	-	-
Vested	-	-
Forfeited	(21,373)	38.24
Unvested, December 31, 2025	16,916	$30.30

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

As of December 31, 2025 and 2024, the Company recognized operating lease liabilities, including current and noncurrent, in the amount of US$4,605,152 and US$4,031,580, respectively, and the corresponding operating lease right-of-use assets of US$3,677,983 and US$3,388,523, respectively.

Also see Note 18 for related party operating lease commitments.

The following components of lease cost are included in the Company’s consolidated statements of operations and comprehensive loss:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2025	2024	2023
Operating lease cost	$1,257,470	$1,822,184	$2,053,911
Short-term lease cost	10,536	2,870	18,404
Total lease cost	$1,268,006	$1,825,054	$2,072,315

Supplemental cash flow information related to operating leases was as follows:

	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	$797,890	$1,285,329	$2,692,699
Supplemental lease cash flow disclosure
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$1,119,621	$273,213	$1,801,664
Remeasurement of the lease liabilities and right-of-use-assets due to lease modification	$136,855	$1,350,538	$320,911

Supplemental balance sheet information related to operating leases was as follows:

	As of	As of
	December 31,	December 31,
	2025	2024

Weighted average remaining lease term of operating leases	4.49 Years	4.78 Years
Weighted average discount rate of operating leases	6.5250%	6.5250%

The Company’s maturity analysis of operating lease liabilities, including operating lease liabilities to related parties, as of December 31, 2025 is as follows:

Operating
Leases
2026	$1,115,983
2027	1,082,436
2028	1,010,021
2029	967,452
2030	802,542
Thereafter	34,133
Total lease payment	5,012,567
Less: imputed interest	(407,415)
Present value of operating lease liabilities	4,605,152
Less: current obligation	(1,153,766)
Long-term obligation at December 31, 2025	$3,451,386

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

	As of December 31	As of December 31,
	2025	2024
PRC entities
Paid-in capital	$101,788,546	$82,393,866
Additional paid-in capital	135,785,296	137,736,852
Statutory reserves	10,126,724	10,848,816
Total restricted net assets	$247,700,566	$230,979,534

As of December 31, 2025 and 2024, total restricted net assets were US$247,700,566 and US$$230,979,534, respectively.

Note 16 – Segment and revenue analysis

The Company operates in a single operating segment that primarily includes the selling of bitcoin mining machines and related accessories, telecommunication products, solar and battery storage products and related accessories, providing cryptocurrency exchange services, cross-border payment and foreign exchange services, SaaS data visualization and analytic solution and rental services.

The following table summarizes the revenue generated from different revenue streams:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2025	2024	2023
Revenue
Product revenue - Bitcoin mining machines and related accessories	$-	$-	$265,984
Product revenue - Telecommunication products	228,428	501,111	516,365
Product revenue - Solar and battery storage products and related accessories	564,619	570,832	-
Service revenue - Cryptocurrency exchange services	1,141,811	1,290,700	1,044,087
Service revenue - Cross-border payment and foreign exchange services	1,998,168	2,307,491	2,637,101
Service revenue - Rental services	1,165,027	718,139	-
Service revenue - SaaS data visualization and analytic solution	1,148,317	183,098	-
Others (1)	290,617	297,400	391,644
Total	$6,536,987	$5,868,771	$4,855,181

(1)	Other revenues mainly include revenue from our service management and maintenance services.

The following table summarizes the revenues generated from different geographic region:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2025	2024	2023
Geographic region
Mainland China	$1,576,773	$1,515,945	$1,173,993
Australia	4,960,214	4,352,826	3,681,188
Total	$6,536,987	$5,868,771	$4,855,181

The following table summarizes the cost of revenues associated with different revenue streams:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2025	2024	2023
Cost of revenues
Bitcoin mining machines and related accessories (1)	$-	$-	$17,004,040
Telecommunication products	290,741	932,840	1,346,914
Solar and battery storage products and related accessories	410,197	430,849	-
Cryptocurrency exchange services	286,958	668,231	740,591
Cross-border payment and foreign exchange services	1,455,217	1,642,276	1,885,956
Rental services	2,323,449	455,528	-
SaaS data visualization and analytic solution	825,146	110,499	-
Others	550,433	438,862	581,485
Total	$6,142,141	$4,679,085	$21,558,986

(1)	Approximately US$1.7 million cost primarily related to the rental service in the year ended December 31, 2025 and approximately US$16.7 million cost related to the bitcoin mining machines and related accessories business recognized in the year ended December 31, 2023 were recorded in connection with impairment of VAT recoverable and inventories, respectively.

Selected assets of property, plant and equipment, right-of- use assets, intangible assets and goodwill by geographical region within the operating segment is as follows:

	As of December 31,	As of December 31,
	2025	2024
Geographic region
Mainland China	$27,572,840	$31,389,546
Hong Kong	169,718	96,070
Australia	3,710,519	5,589,164
US	4,226,244	254,497
Others foreign countries and regions	-	583,880
Total	$35,679,321	$37,913,157

Note 17 – Concentration of risks

Concentration of credit risks and customers

Accounts receivable concentration of credit risk is as below:

	As of December 31,	As of December 31,
	2025	2024
Customer A	14%	*	%
Customer B	19%	*	%
Customer C	37%	27%

Suppliers that accounted for 10% or more of the Company’s purchases for the years ended December 31, 2023, 2024 and 2025:

	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2025		2024		2023
Supplier D	*	%	12%		* %
Supplier F	20%		N/A		N/A
Supplier B	*	%	*	%	21%
Supplier C	*	%	*	%	15%

Suppliers that accounted for 10% or more of the Company’s accounts payables as of December 31, 2023, 2024 and 2025:

	As of the year ended December 31,	As of the year ended December 31,		As of the year ended December 31,
	2025	2024		2023
Supplier A	* %	29%		*	%
Supplier C	11%	*	%	*	%
Supplier E	15%	*	%	N/A
Supplier G	11%	*	%	N/A
Supplier H	11%	*	%	N/A

Revenue concentration of credit risk is as below:

	For the year ended December 31,	For the year ended December 31,		For the year ended December 31,
	2025	2024		2023
Customer C	16%	*	%	N/A
Customer B	17%	*		N/A

*	Less than 10%

Vulnerability to cybersecurity incidents

Although the Company has developed systems and processes designed to protect the data the Company manages, prevent data loss and other security breaches, effectively respond to known and potential risks, and expect to continue to expend significant resources to bolster these protections, there can be no assurance that these security measures will provide absolute security or prevent breaches. The Company may also experience material breaches of its security measures due to human error, malfeasance, insider threats, system errors, vulnerabilities, or other irregularities. During the year ended December 31, 2023, the Company suffered from a cybersecurity incident resulting in a loss of cryptocurrencies of approximately US$2.3 million, which is included in general and administrative expenses on the consolidated statements of operations and comprehensive loss. The Company is actively pursuing the recovery of the cryptocurrencies but there can be no assurance that these cryptocurrencies can be recovered.

Note 18 – Related party transactions

a)	Related parties

Name of related parties	Relationship with the Company
Dong Hu	Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of the Company
Hong Kong Dewang Limited	Wholly owned by Zhengqian Jiang, father-in-law of Dong Hu
Hangzhou Dewang Jucheng Technology Company Limited (formerly known as “Zhejiang Wansi Computer Manufacturing Company Limited”, Hangzhou Dewang)	80.95% owned by Dong Hu
Hangzhou Yibang Zhiyang Technology Co., Ltd.	Controlled by Dong Hu
Top Max Limited	Controlled by Dong Hu
Shubo Qian	Brother-in-law of Dong Hu
Jun Hu	Sister of Dong Hu
Hangzhou Yiquansheng Communication Technology Co., Ltd.	Controlled by Dong Hu

b)	Operating leases with related parties

The Company leases office space from Hangzhou Dewang Jucheng Technology Company Limited (formerly named “Zhejiang Wansi Computer Manufacturing Company Limited”) under non-cancellable operating lease agreements with lease terms ranging from one to eight and a half years. Lease expense from this related party for the years ended December 31, 2025, 2024 and 2023 amounted to US$28,465, US$28,467 and US$28,924, respectively. The balance of operating lease right-of-use assets and lease liabilities, including the current and non-current portion, associated with this related party, was US$69,486 and US$69,486 as of December 31, 2025, and US$40,081 and US$40,081 as of December 31, 2024, respectively.

The Company leases office space from Hangzhou Dewang under short-term lease agreement with lease term of nine months in 2025. Short-term lease expenses from this related party for the years ended December 31, 2025 amounted to US$10,536.

The Company leases office space from Hangzhou Yiquansheng Communication Technology Co., Ltd. under non-cancellable operating lease agreements with lease terms of 31 months. Lease expense from this related party for the year ended December 31, 2023 amounted to US$495,133.

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

e)	Foreign exchange service provided to a related party

For the year ended December 31, 2025, Dong Hu, through the Company, performed an exchange with an outstanding custodial cash receivable and liability balance of US$126,920 as of December 31, 2025 recorded under other current assets and accrued liabilities and other payables, respectively. The outstanding custodial cash receivable and liability balance was settled subsequently in 2026.

Note 19 – Disposal of subsidiaries

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

Litigation settlement

On January 29, 2019, the Company’s subsidiary filed a civil action in the Hangzhou Intermediate People’s Court against one of its customers. The defendant had purchased from the Company’s subsidiary, and the Company’s subsidiary had delivered 90,000 units of mining machines for a total amount of RMB453.6 million (approximately US$65.1 million) pursuant to an executed sales contract. The defendant has paid RMB380 million (approximately US$54.5 million), and the Company’s subsidiary is seeking payment of the remaining balance of RMB73.6 million (approximately US$10.6 million) plus interest and legal expenses. On December 30, 2021, Hangzhou Intermediate People’s Court made the judgement and supported the request of RMB73.6 million goods payment from the Company’s subsidiary. On January 24, 2022, the defendant appealed to Zhejiang Provisional Superior People’s Court and the appeal was automatically withdrawn according to the ruling made by Zhejiang Provisional Superior People’s Court on March 22, 2022. The court has made enforcement action regarding the payment by the defendant. During the year ended December 31, 2022, the Company’s subsidiary has collected RMB7.4 million (approximately US$1.1 million). When the sales contract was entered into in 2018, no associated revenue was recognized as the Company’s subsidiary concluded the collection of the consideration was not probable. The RMB7.4 million received from the settlement during the year ended December 31, 2022 was recorded as revenue because the contract has been terminated which leaves the Company’s subsidiary no remaining obligations to transfer products and the receipt of consideration is nonrefundable. The Company’s subsidiary has applied to the Hangzhou Intermediate People’s Court for compulsory enforcement for the remaining balance. The Company’s subsidiary did not receive any amount from this customer associated with this litigation for the year ended December 31, 2024. On March 19, 2025, the Beijing Intermediate People’s Court ruled to accept the bankruptcy liquidation case of the defendant, the company is recognized as a creditor, with a general claim amounting to RMB 116.8 million and a subordinated claim amounting to RMB 16.6 million. The case is currently under processing.

In December 2024, the Company’s subsidiary, along with one other claimant (collectively, the “claimant”), filed a statement of claim against the lead underwriter of an investee (the “respondent”) with the Financial Industry Regulatory Authority (“FINRA”) regarding a certain FINRA case, alleging the respondent’s violation of its fiduciary duties and duties under FINRA’s standards of conduct by recommending the claimant to invest in the investee. In March 2025, the respondent filed a counterclaim against the claimant, accusing the applicant maliciously suing the respondent. The respondent sought relief in amount that is not yet fully determined but is believed to exceed US$3 million in total and demanded that the claimant cover all costs and attorney fees associated with this case. On March 27, 2025, the claimant filed an answer disputing these counterclaims. On November 20, 2025, the parties filed a request to reschedule the final hearing. On December 3, 2025, the FINRA panel rescheduled the final hearing to October 5 to 9, 2026. As of the reporting date, the Company’s subsidiary determined that the likelihood of a loss is remote.

From time to time, the Company is subject to legal proceedings and claims in the ordinary course of business. The Company records a liability when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. The Company reviews the need for any such liability on a regular basis. The Company did not record any accrual related to its legal contingencies for the years ended December 31, 2025, 2024 and 2023.

Note 21 – Subsequent events

On March 16, 2026, the Company disposed of 100% of the equity interest of Hangzhou Zhenghao Information Technology Co., Ltd.(“Zhenghao”) to third parties for a cash consideration of RMB 10. The disposal does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results.

The Company has assessed all events from December 31, 2025 up through April 24, 2026, which is the date that these financial statements are available to be issued, unless as disclosed above, there are not any material subsequent events that require disclosure in these financial statements.

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

The subsidiaries did not pay any dividend to the Company for the years presents. As of December 31, 2025 and 2024, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

(a) Condensed balance sheets

	December 31,	December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$184,986,124	$201,300,690
Other current assets, net	592,996	2,201,076
Due from subsidiaries	164,048,882	140,062,677
Total current assets	349,628,002	343,564,443

Total assets	$349,628,002	$343,564,443

Liabilities and Shareholders’ Equity

Current liabilities:
Accrued liabilities and other payable	$-	$22,525
Deficit of investments in subsidiaries	105,396,182	81,964,970
Due to subsidiaries	-	1,984,164
Total current liabilities	105,396,182	83,971,659

Total liabilities	105,396,182	83,971,659

Shareholders’ equity:
Class A ordinary share, HKD0.03 par value, 11,112,474 shares authorized, 4,989,746 shares issued, 4,726,424 shares outstanding as of December 31, 2025 and 2024(1)	18,178	18,178
Class B ordinary share, HKD0.03 par value, 1,554,192 shares authorized, issued and outstanding as of December 31, 2025 and 2024(1)	5,978	5,978
Additional paid-in capital	396,090,766	396,454,715
Accumulated deficit	(138,105,596)	(124,012,067)
Accumulated other comprehensive loss	(13,777,506)	(12,874,020)
Total shareholders’ equity	244,231,820	259,592,784
Total liabilities and shareholders’ equity	$349,628,002	$343,564,443

(1)	As of December 31, 2025 and 2024, 263,322 shares reserved for future issuance upon the vesting of RSAs granted under the 2020 Plan were considered issued but not outstanding. See Note 12.

(b) Condensed statements of operations and comprehensive loss

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Operating expenses:
General and administrative expenses	$782,200	$255,322	$1,482,786
Total operating expenses	782,200	255,322	1,482,786

Loss from operations	(782,200)	(255,322)	(1,482,786)

Interest income	8,397,759	10,749,963	9,945,862
Other expenses	(39,621)	(18,511)	(2,847)
Exchange gain (loss)	(436,678)	(287,340)	36,752
Loss on forgiveness of receivable from a subsidiary	-	1,164,737	1,600,517
Share of loss from subsidiaries	(21,232,789)	(31,604,578)	(46,869,641)

Net loss	$(14,093,529)	$(20,251,051)	$(36,772,143)

Comprehensive loss
Net loss	$(14,093,529)	$(20,251,051)	$(36,772,143)
Other comprehensive loss:
Foreign currency translation adjustment	(903,486)	1,013,068	(2,162,557)
Comprehensive loss	$(14,997,015)	$(19,237,983)	$(38,934,700)

(c) Condensed statements of cash flows

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Cash Flows from Operating Activities:
Net loss	$(14,093,529)	$(20,251,051)	$(36,772,143)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share of loss from subsidiaries	21,232,789	31,604,578	46,869,641
Reversal of share-based compensation expenses	(363,949)	(1,013,080)	(153,034)
Loss on forgiveness of receivable from a subsidiary	-	1,164,737	1,600,517
Changes in assets and liabilities:
Due from subsidiaries	(23,986,205)	17,376,204	(45,292,116)
Other current assets, net	1,608,080	738,592	(2,682,168)
Accrued liabilities and other payables	(22,525)	22,525	-
Due to subsidiaries	(1,984,164)	1,574,557	409,607
Net Cash (Used in) Provided by Operating Activities	(17,609,503)	31,217,062	(36,019,696)

Effect of Foreign Exchange on Cash and Cash Equivalents	1,294,937	(2,505,070)	(3,780,565)

Net Increase (Decrease) in Cash and Cash Equivalents	(16,314,566)	28,711,992	(39,800,261)

Cash and Cash Equivalents at Beginning of Year	201,300,690	172,588,698	212,388,959

Cash and Cash Equivalents at End of Year	$184,986,124	$201,300,690	$172,588,698

Non-Cash Investing and Financing Activities:
Issuance of vested restricted share awards	$-	$-	$98